
05005002

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME: Bear Creek Energy Ltd.

*CURRENT ADDRESS: 1240, 407 - 2nd Street S.W.
Calgary Alberta T2P 2Y3
Canada

**FORMER NAME:

**NEW ADDRESS:

FILE NO. 82- 34857 FISCAL YEAR

• Complete for initial submissions only •• Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 1/5/05

BEAR CREEK ENERGY LTD.

INSTRUMENT OF PROXY

FOR THE SPECIAL MEETING OF SECURITYHOLDERS

TO BE HELD ON JANUARY 17, 2005

This Instrument of Proxy is solicited on behalf of the management of Bear Creek Energy Ltd ("Bear Creek"). The undersigned holder of common shares, options and/or warrants of Bear Creek hereby appoints, Russell J. Tripp, President and Chief Executive Officer of Bear Creek, of the City of Calgary, in the Province of Alberta, or, failing him, R. Alan Steele, Vice President, Finance and Chief Financial Officer of Bear Creek, of the City of Calgary, in the Province of Alberta, or instead of either of the foregoing, ____________________________, as proxyholder of the undersigned, with full power of substitution, to attend, act and vote for and on behalf of the undersigned at the special meeting of holders of common shares, options and warrants of Bear Creek (the "Meeting"), to be held on January 17, 2005 at 10:00 a.m. (Calgary time) in the Royal Room of the Metropolitan Centre, 333 – 4th Avenue S.W., Calgary Alberta and at any adjournment thereof, and on every ballot that may take place in consequence thereof to the same extent and with the same powers as if the undersigned were personally present at the Meeting with authority to vote at the said proxyholder's discretion, except as otherwise specified below.

Without limiting the general powers hereby conferred, the undersigned hereby directs the said proxyholder to vote the shares represented by this Instrument of Proxy in the following manner (check (√) the appropriate box):

1. **FOR** ☐ or **AGAINST** ☐ (and, if no specification is made, FOR) passing a special resolution (the "Bear Creek Reorganization Resolution"), the full text of which is set forth in Appendix A to the Joint Information Circular and Proxy Statement of Bear Creek and Ketch Resources Ltd. ("Ketch") dated December 17, 2004 (the "Information Circular"), to approve:

   (a) a plan of arrangement under section 193 of the *Business Corporations Act* (Alberta) (the "Arrangement"), all as more particularly described in the Information Circular;

   (b) a restricted unit and performance unit incentive plan for Ketch Resources Trust (the "Trust"), as more particularly described in the Information Circular;

   (c) a stock option plan and special performance unit plan for Bear Ridge Resources Ltd. ("Bear Ridge"), as more particularly described in the Information Circular;

   (d) a stock option plan for Kereco Energy Ltd. ("Kereco"), as more particularly described in the Information Circular;

   (e) a $4 million initial private placement of up to 3,404,256 common shares of Bear Creek Finance Ltd. (which will be exchanged into 3,404,256 preferred shares of Bear Ridge pursuant to the Arrangement) and 2,857,143 share purchase warrants of Bear Creek Finance Ltd. (each of which will entitle the holder to acquire one preferred share of Bear Ridge at an exercise price of $1.41 following the Arrangement in accordance with its terms) at a price of $1.175 for the units to directors, officers, employees and other service providers of Bear Ridge or the Trust, as more particularly described in the Information Circular;

   (f) a $6 million initial private placement of up to 2,307,693 common shares of 1133014 Alberta Ltd. (which will be exchanged into 2,307,693 non-voting shares of Kereco pursuant to the Arrangement) and 1,920,000 share purchase warrants of 1133014 Alberta Ltd. (each of which will entitle the holder to acquire one non-voting common share of Kereco at an exercise price of $3.12 following the Arrangement in accordance with its terms) at a price of $2.60 for the units to directors, officers, employees and other service providers of Kereco, as more particularly described in the Information Circular; and

   (g) a $3.5 million initial private placement of up to 486,111 trust units of the Trust at a price of $7.20 and 486,111 purchase warrants of the Trust with an exercise price of $8.64 and expiring on the third anniversary of the effective date of the Arrangement, to directors, officers, employees and other service providers of the Trust or Bear Ridge, as more particularly described in the Information Circular; and

2. In the discretion of the said proxyholders, upon any amendment or variation of the above matters or any other matter that may be properly brought before the Meeting or any adjournment thereof in such manner as such proxy, in such proxyholder's sole judgment, may determine.

The common shares, options and/or warrants represented by this Instrument of Proxy will be voted in the manner directed herein by the undersigned on any ballot that may called for. If no direction is given, the common shares, options and/or warrants will be voted in favour of the above matters. If any other business or amendments or variations to the matters identified in the Notice of Special Meeting included with the Information Circular properly come before the Meeting, then discretionary authority is conferred upon the person appointed in this proxy in the manner that such person sees fit. The undersigned hereby ratifies and confirms that such proxyholder may do so by virtue hereof. The undersigned hereby acknowledges receipt of the Notice of Meeting and Information Circular.

Each holder of common shares, options and/or warrants has the right to appoint a proxyholder other than the persons designated above, who need not be a shareholder, optionholder or warrantholder to attend and to act for and on the behalf of such holder at the Meeting. To ***exercise such right, the names of the nominees of management should be crossed out and the name of the holder's appointee should be*** **legibly printed in the blank space provided.**

THE UNDERSIGNED HEREBY REVOKES ANY PROXIES HERETOFORE GIVEN.

Dated this _____ day of _____________, 200__.

____
(signature)

____
(name - please print)

PLEASE MARK, DATE AND SIGN THIS INSTRUMENT OF PROXY AND PROMPTLY RETURN IT USING THE ENCLOSED ENVELOPE

Notes:

1. In order for this proxy to be effective, this proxy must be executed by the holder of common shares, options and/or warrants or attorney of such person authorized in writing or, if the holder of common shares, options and/or warrants is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and must be received by Bear Creek, c/o Valiant Trust Company, Suite 310, 606-4th Street S.W., Calgary, Alberta, T2P 1T1, by 4:30 p.m. (Calgary time) on the first business day prior to the date of the Meeting or any adjournment thereof. If the date is not inserted in the blank space provided above, this proxy shall be deemed to be dated on the day on which it is mailed by Bear Creek with the Information Circular.
2. This instrument of proxy must be dated and the signature hereon should be exactly the same as the name in which the common shares, options and/or warrants are registered.
3. Persons signing as executors, administrators, trustees, etc., should so indicate and give their full title as such.

THIS LETTER OF TRANSMITTAL AND ELECTION FORM IS FOR USE ONLY IN CONJUNCTION WITH THE PLAN OF ARRANGEMENT INVOLVING BEAR CREEK ENERGY LTD., KETCH RESOURCES LTD., KETCH RESOURCES TRUST, BEAR RIDGE RESOURCES LTD., KERECO ENERGY LTD., BEAR CREEK SECURITYHOLDERS AND KETCH SECURITYHOLDERS.

LETTER OF TRANSMITTAL AND ELECTION FORM

FOR HOLDERS OF COMMON SHARES OF BEAR CREEK ENERGY LTD.

Please read the Instructions set out below carefully before completing this Letter of Transmittal and Election Form.

TO: **BEAR CREEK ENERGY LTD.**
AND TO: **VALIANT TRUST COMPANY, AS DEPOSITARY**

This Letter of Transmittal and Election Form (the "Letter of Transmittal and Election Form") is for use by holders of common shares ("Bear Creek Common Shares") of Bear Creek Energy Ltd. ("Bear Creek") in connection with the proposed arrangement (the "Arrangement") involving Bear Creek, Ketch Resources Ltd. ("Ketch"), Ketch Resources Trust (the "Trust"), Bear Ridge Resources Ltd. ("Bear Ridge") and Kereco Energy Ltd. ("Kereco") pursuant to a plan of arrangement, the full text of which is set out in the Joint Information Circular and Proxy Statement ("Information Circular") of Bear Creek and Ketch dated December 17, 2004. **Capitalized terms used but not defined in this Letter of Transmittal shall have the meanings given to them in the Information Circular.**

The undersigned delivers to you the enclosed certificate(s) representing Bear Creek Common Shares to be exchanged for: (a) Trust Units; (b) Kereco Common Shares and/or cash in an amount calculated in accordance with the Arrangement; and (c) Bear Ridge Common Shares and/or cash in an amount calculated in accordance with the Arrangement, all pursuant to and in accordance with the Arrangement as described in the Information Circular.

DESCRIPTION OF CERTIFICATES DEPOSITED		
Certificate Number(s)	***Name in which Bear Creek Common Shares are Registered***	**Number of Bear Creek Common Shares Held**
	TOTAL:	

(If space is not sufficient, please attach a list in the above form.)

The undersigned:

1. represents and warrants that the undersigned is the legal owner of the above listed Bear Creek Common Shares and has good title to the rights represented by the above mentioned certificates, free and clear of all liens, charges, encumbrances, claims and equities and together with all rights and benefits, and has full power and authority to deliver such certificates;

2. represents and warrants that the information provided hereunder is true, accurate and complete as of the date hereof;

3. acknowledges receipt of the Information Circular dated December 17, 2004;

4. has full power and authority to make the elections contained herein and unless the undersigned shall have revoked this election by notice in writing given to the Depositary not later than 4:30 p.m. (Calgary time) on January 16, 2004 or such time on the third Business Day immediately prior to the date of the adjourned Meeting, if the Meeting is adjourned (see "Election Deadline", as defined in Instruction 1), the undersigned will not, prior to such time, transfer or permit to be transferred any of such Bear Creek Common Shares;

5. directs the Depositary to issue or cause to be issued the Trust Units and issue or cause to be issued Kereco Common Shares and Bear Ridge Common Shares or to pay any cash consideration as directed elsewhere in this Letter of Transmittal and Election Form, to which the undersigned is entitled on completion of the Arrangement in the name indicated below, and to send the Trust Units, Kereco Common Shares and Bear Ridge Common Shares and/or cash consideration, as the case may be, to the address, or hold the same for pickup, as indicated in this Letter of Transmittal and Election Form, unless otherwise indicated under Special Registration/Payment Instructions or Special Delivery Instructions on page 5 hereof;

6. covenants and agrees to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the exchange of certificate(s) representing Bear Creek Common Shares for certificate(s) representing Trust Units, Kereco Common Shares and Bear Ridge Common Shares; and

7. acknowledges that all authority conferred or agreed to be conferred by the undersigned herein may be exercised during any subsequent legal incapacity of the undersigned and shall survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

Unless otherwise indicated under Special Registration/Payment Instructions or Special Delivery Instructions on page 5 hereof (in which case payment, registration or delivery should be made in accordance with those instructions), the certificate(s) for the Trust Units, Kereco Common Shares and Bear Ridge Common Shares, and/or cheques for any cash consideration, if applicable, should be issued in the name of the undersigned and forwarded to the undersigned at the address specified below the signature of the undersigned (or if no such address or delivery instructions are made, to the latest address of record on Bear Creek's share register). If the Arrangement is not completed, the undersigned directs the Depositary to return the enclosed certificate(s) in accordance with the instructions in the preceding sentence.

Pursuant to the Election Form set forth on page 4 hereof Bear Creek Shareholders can elect to receive, in consideration for each Bear Creek Common Share deposited under the Arrangement (and in addition to Trust Units, which will be received by all Bear Creek Shareholders): (a) either (i) 0.20 of a Kereco Common Share or (ii) $0.54 ("Kereco Cash Consideration") (such election referred to herein as the "Kereco Election"); and (b) either (i) 0.20 of a Bear Ridge Common Share or (ii) $0.245 ("Bear Ridge Cash Consideration") (such election referred to herein as the "Bear Ridge Election").

Pursuant to the Arrangement, each Bear Creek Shareholder who elects to receive Kereco Common Shares pursuant to the Kereco Election will have elected to: (a) assign, transfer and convey the Kereco Warrant Notes #2 received by such Bear Creek Shareholder under the Plan of Arrangement for Kereco Warrants #2; and (b) exercise the Kereco Warrants #2 received by such Bear Creek Shareholder and thereupon assign, transfer and exchange the Acquisition Co #2 Notes Y received pursuant to the Plan of Arrangement to Kereco for Kereco Common Shares.

Pursuant to the Arrangement, each Bear Creek Shareholder who elects to receive Bear Ridge Common Shares pursuant to the Bear Ridge Election will have elected to: (a) assign, transfer and convey the Bear Ridge Warrant Notes #2 received by such Bear Creek Shareholder under the Plan of Arrangement for Bear Ridge Warrants #2; and (b) exercise the Bear Ridge Warrants #2 received by such Bear Creek Shareholder and thereupon assign, transfer and exchange the Acquisition Co #2 Notes Z received pursuant to the Plan of Arrangement to Bear Ridge for Bear Ridge Common Shares.

Where no election is made or where the election is not properly made, the depositing holder of Bear Creek Common Shares will be deemed to have elected to receive on completion of the Arrangement (i) only Kereco Common Shares pursuant to the Kereco Election (Option A) and (ii) only Bear Ridge Common Shares pursuant to the Bear Ridge Election (Option A) in respect of all of such holder's Bear Creek Common Shares.

For further information regarding the foregoing, please consult the text of the Plan of Arrangement, a copy of which is attached as Exhibit I to the Arrangement Agreement which is appended as Appendix D to the Information Circular.

Non-registered holders of Bear Creek Common Shares should contact their nominee (i.e. broker, trust company, bank or other registered holder) which holds their Bear Creek Share certificates on their behalf to arrange for their exchange.

Signature guaranteed by (if required under item 4 of the instructions):	Dated: ________________, 200_
________________________________ Authorized Signature of Guarantor	________________________________ Signature of Shareholder or Authorized Representative (see items 4 and 6 of the instructions)
________________________________ Name of Guarantor (please print or type)	________________________________ Address of Shareholder
________________________________ Address of Guarantor (please print or type)	________________________________
	________________________________ Daytime Telephone Number of Shareholder
	________________________________ Facsimile Number of Shareholder
	________________________________ Social Insurance Number or U.S. Resident Taxpayer Identification Number (must be provided)
	________________________________ Name of Shareholder (please print or type)
	________________________________ Name of Authorized Representative, if applicable (please print or type)
	________________________________ Total Number of Bear Creek Common Shares Beneficially Held, Directly or Indirectly, by the Shareholder

ELECTION FORM

Please complete the following elections. Each Bear Creek Shareholder must complete both the Kereco Election and the Bear Ridge Election.

KERECO ELECTION

Pursuant to the Arrangement, the undersigned holder of Bear Creek Common Shares hereby elects to receive on completion of the Arrangement **(please check one or both of the following options)**:

☐ Option A – delivery of 0.20 of a Kereco Common Share for each Bear Creek Common Share deposited by the undersigned pursuant to this Letter of Transmittal and Election Form.

Number of Bear Creek Common Shares in respect of which Option A is elected:

____________________ (1)

☐ Option B - delivery of $0.54 in cash in lieu of a Kereco Common Share for each Bear Creek Common Share deposited by the undersigned pursuant to this Letter of Transmittal and Election Form.

Number of Bear Creek Common Shares in respect of which Option B is elected:

____________________ (1)

(1) The number of Bear Creek Common Shares in respect of which you elect Option A and/or Option B, above, must equal the total number of Bear Creek Common Shares which you hold.

BEAR RIDGE ELECTION

Pursuant to the Arrangement, the undersigned holder of Bear Creek Common Shares hereby elects to receive on completion of the Arrangement **(please check one or both of the following options)**:

☐ Option A – delivery of 0.20 of a Bear Ridge Common Share for each Bear Creek Common Share deposited by the undersigned pursuant to this Letter of Transmittal and Election Form.

Number of Bear Creek Common Shares in respect of which Option A is elected:

____________________ (1)

☐ Option B - delivery of $0.245 in cash in lieu of a Bear Ridge Common Share for each Bear Creek Common Share deposited by the undersigned pursuant to this Letter of Transmittal and Election Form.

Number of Bear Creek Common Shares in respect of which Option B is elected:

____________________ (1)

(1) The number of Bear Creek Common Shares in respect of which you elect Option A and/or Option B, above, must equal the total number of Bear Creek Common Shares which you hold.

BOX A
SPECIAL REGISTRATION/PAYMENT INSTRUCTIONS
(See Instruction 4)

To be completed only if the certificate(s) for the Trust Units, Kereco Common Shares and Bear Ridge Common Shares, and/or cheques for the Kereco Cash Consideration and/or Bear Ridge Cash Consideration, as the case may be, are NOT to be issued in the name of the undersigned.

In the name of ____________________________________
(please print)

Address: ____________________________________

____

____
(include postal or zip code)

BOX B
SPECIAL DELIVERY INSTRUCTIONS
(See Instruction 4)

To be completed only if the certificate(s) for the Trust Units, Kereco Common Shares and Bear Ridge Common Shares, and/or cheques for the Kereco Cash Consideration and/or Bear Ridge Cash Consideration, as the case may be, are to be sent to a name or an address other than the name and address of the undersigned specified below the signature of the undersigned.

In the name of ____________________________________
(please print)

Address: ____________________________________

____

____
(include postal or zip code)

BOX C
HOLD FOR PICKUP

☐ Check here if the certificate(s) for the *Trust Units, Kereco Common Shares and Bear Ridge Common Shares*, and/or cheques for the Kereco Cash Consideration and/or Bear Ridge Cash Consideration, as the case may be, are to be held for pick-up at the office of the Depositary at which this Letter of Transmittal and Election Form is deposited.

INSTRUCTIONS

1. **Elections**

To receive delivery of certificates representing Trust Units, Kereco Common Shares, Bear Ridge Common Shares and/or cheques for payment of any Kereco Cash Consideration and/or Bear Ridge Cash Consideration, on the completion of the Arrangement, holders of Bear Creek Common Shares must deposit with the Depositary (at one of the addresses specified on the last page hereof) on or before 4:30 p.m. (Calgary time) on January 12, 2005 or, if the Ketch Meeting or Bear Creek Meeting is adjourned, such time on the third Business Day immediately prior to the date of that adjourned Meeting (the "Election Deadline"), a duly completed Letter of Transmittal and Election Form indicating the holder's elections pursuant to the Kereco Election and the Bear Ridge Election, together with the certificates representing the holder's Bear Creek Common Shares.

Holders of Bear Creek Common Shares who do not deposit with the Depositary a duly completed Letter of Transmittal and Election Form on or before the Election Deadline or otherwise do not fully comply with the requirements of the Letter of Transmittal and Election Form and these instructions in respect of an election will be deemed to have elected to receive in respect of all the holder's Bear Creek Common Shares exclusively (i) Trust Units, (ii) Kereco Common Shares pursuant to the Kereco Election, and (iii) Bear Ridge Common Shares pursuant to the Bear Ridge Election.

2. **Use of Letter of Transmittal and Election Form**

(a) This Letter of Transmittal and Election Form (or a manually executed copy hereof) properly completed and signed as required by the instructions set forth below, together with accompanying certificates representing the Bear Creek Common Shares and all other documents required by the terms of the Plan of Arrangement must be received by the Depositary at any of its offices specified on the back page of this document.

(b) The method used to deliver this Letter of Transmittal and Election Form and any accompanying certificate(s) representing Bear Creek Common Shares and all other required documents is at the option and risk of the person depositing the same, and delivery will be deemed effective only when such documents are actually received by the Depositary at one of the offices specified on the back page of this document. It is recommended that the necessary documentation be hand delivered to the Depositary at any of their offices specified on the back page of this document, and a receipt obtained. However, if such documents are mailed, it is recommended that registered mail be used and that proper insurance be obtained and a return receipt requested. **Shareholders whose Bear Creek Common Shares are registered in the name of a nominee should contact their stockbroker, investment dealer, bank, trust company or other nominee for assistance in depositing those Bear Creek Common Shares.**

3. **Special Registration/Payment and Delivery Instructions**

The boxes entitled "Special Registration/Payment Instructions" and "Special Delivery Instructions", as applicable, should be completed if the certificates for the Trust Units, Kereco Common Shares and Bear Ridge Common Shares and/or cheques representing payment of any Kereco Cash Consideration and/or Bear Ridge Cash Consideration, as the case may be, to be issued pursuant to the Arrangement are to be: (a) issued in the name of a person other than the person signing the Letter of Transmittal and Election Form; (b) sent to someone other than the person signing the Letter of Transmittal and Election Form; (c) sent to the person signing the Letter of Transmittal and Election Form at an address other than that appearing below that person's signature; or (d) held by the Depositary for pick-up. See also Instruction 5 below.

4. **Signatures**

This Letter of Transmittal and Election Form must be completed and signed by the holder of Bear Creek Common Shares or by such holder's duly authorized representative (in accordance with paragraph 6 below).

(a) If this Letter of Transmittal and Election Form is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal and Election Form must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such transmitted certificate(s) are owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal and Election Form.

(b) If this Letter of Transmittal and Election Form is signed by a person other than the registered owner(s) of the Bear Creek Common Shares or if any Trust Units, Kereco Common Shares and Bear Ridge Common Shares and/or cheques are to be issued to a person other than the registered holder(s):

(i) such deposited certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s); and

(ii) the signature(s) on such endorsement or power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in paragraph 5 below.

5. **Guarantee of Signatures**

If this Letter of Transmittal and Election Form is executed by a person other than the registered owner(s) of the Bear Creek Common Shares, such signature must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

An "Eligible Institution" means a Canadian schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.

6. **Fiduciaries, Representatives and Authorizations**

Where this Letter of Transmittal and Election Form or any certificate or share transfer or power of attorney is executed by a person as an executor, administrator, trustee, guardian, attorney-in-fact or agent or on behalf of a corporation, partnership or association or is executed by any other person acting in a fiduciary or representative capacity, this Letter of Transmittal and Election Form must be accompanied by satisfactory evidence of the authority to act. The Depositary, at its discretion, may require additional evidence of authority or additional documentation.

7. **Miscellaneous**

(a) If the space on this Letter of Transmittal and Election Form is insufficient to list all certificates for Bear Creek Common Shares, additional certificate numbers and the number of Bear Creek Common Shares represented thereby may be included on a separate signed list affixed to this Letter of Transmittal and Election Form.

(b) If Bear Creek Common Shares are registered in different forms (e.g. "John Doe" and "J. Doe") a separate Letter of Transmittal and Election Form should be signed for each different registration.

(c) No alternative, conditional or contingent deposits will be accepted. All depositing shareholders by execution of this Letter of Transmittal and Election Form (or a copy thereof) waive any right to receive any notice by the Depositary.

(d) The holder of the Bear Creek Common Shares covered by this Letter of Transmittal and Election Form hereby unconditionally and irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of Alberta and the courts of appeal therefrom.

(e) Additional copies of the Letter of Transmittal and Election Form may be obtained on request and without charge from the Depositary at any of their offices at the addresses listed on the back page of this document.

8. **Lost Certificates**

If a share certificate has been lost or destroyed, this Letter of Transmittal and Election Form should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depositary. The Depositary will respond with the replacement requirements. If a share certificate has been lost or destroyed, please ensure that you provide your telephone number to the Depositary so that they may contact you.

9. **Fractional Trust Units, Kereco Common Shares and Bear Ridge Common Shares**

No certificates representing fractional Trust Units, Kereco Common Shares and Bear Ridge Common Shares shall be issued upon the exchange of Bear Creek Common Shares for Trust Units, Kereco Common Shares and Bear Ridge Common Shares. In lieu of any fractional Trust Units, Kereco Common Shares and Bear Ridge Common Shares, each depositing shareholder otherwise entitled to a fractional interest in any Trust Units, Kereco Common Shares and Bear Ridge Common Shares, as the case may be, will receive the next nearest whole number of Trust Units, Kereco Common Shares and Bear Ridge Common Shares, as the case may be.

Offices of the Depositary,
Valiant Trust Company

Telephone: 403-233 -2801
Toll Free (Canada): 1-866-313-1872
Fax: 403-233-2857
Email: valiantstocktransfer@telusplanet.net

By Mail and Courier

Valiant Trust Company
Suite 310, 606 - 4th Street S. W.
Calgary, Alberta
T2P 1T1

By Hand

Calgary

Valiant Trust Company
Suite 310, 606 - 4th Street S. W.
Calgary, Alberta
T2P 1T1

Attention: Reorganization Department

Toronto

Valiant Trust Company
c/o Equity Transfer Services Inc.
Suite 420, 120 Adelaide St. West
Toronto, Ontario M5N 4C3

Attention: Reorganization Department

Any questions and requests for assistance may be directed by shareholders to the Depositary at the telephone numbers and locations set out above.

RECEIVED
2005 JAN -5 P 12:20
OFFICE OF INTERNATIONAL CORPORATE FINANCE

BRITISH COLUMBIA SECURITIES COMMISSION

FIRST QUARTER REPORT
FORM 51-901F

Name of Issuer: MILLENNIUM ENERGY INC.

Period ended: MARCH 31, 2003

Date of Report: May 29, 2003

Issuer's Address: SUITE 2100, 144 – 4TH AVENUE, S.W., CALGARY, AB T2P 3N4

Contact Name: ALAN MACDONALD

Contact Position: VICE-PRESIDENT, FINANCE

Contact Telephone No. (403) 213-6807

CERTIFICATE
The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
"Martin Hislop"	Martin Hislop	2003-05-29
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
"Steven G. Cloutier"	Steven G. Cloutier	2003-05-29

~ Balance Sheets ~

	March 31 2003	Dec 31 2002
	(unaudited)	(unaudited)
ASSETS		
Current assets		
Accounts receivable	$ 1,223,829	803,899
Income taxes recoverable	248,591	312,789
Prepaid expenses	52,736	35,089
	1,525,156	1,151,777
Petroleum and natural gas properties	5,261,674	5,182,682
Future income taxes	203,296	255,865
	6,990,126	6,590,324
LIABILITIES		
Current liabilities		
Bank overdraft	101,203	5,476
Accounts payable and accrued liabilities	1,315,905	1,254,800
Bank indebtedness (note 2)	550,000	500,000
	1,967,108	1,760,276
Provision for site restoration	171,937	166,592
	2,139,045	1,926,868
SHAREHOLDERS' EQUITY		
Capital stock	3,369,057	3,369,263
Retained earnings	1,482,024	1,294,193
	4,851,081	4,663,456
	$ 6,990,126	$ 6,590,324

~ STATEMENTS OF OPERATIONS ~

For the three months ended March 31	2003	2002
	(unaudited)	(unaudited)
REVENUES		
Revenue from operations	$ 874,739	$ 555,807
Royalties, net of ARTC	(157,750)	(90,199)
Other income	14,702	5,653
	731,691	471,261
EXPENSES		
Operating	148,944	162,147
General and administrative	82,490	76,824
Interest on long term debt	6,644	12,924
Depletion and depreciation	183,293	200,190
Site restoration provision	5,662	5,912
	427,033	457,997
Income before income taxes	304,658	13,264
Income taxes		
Current	64,199	(24,638)
Future	52,569	31,024
	116,768	6,386
Net income for the period	187,890	6,878
Retained earnings - beginning of period	1,294,193	1,540,883
Excess redemption price of common shares	(59)	-
Retained earnings - end of period	$ 1,482,024	$ 1,547,761
Net income per share - basic and diluted	$ 0.00	$ 0.00

~ Statement of Cash Flows ~

For the three months ended March 31	2003	2002
	(unaudited)	(unaudited)
Cash provided by (used in)		
OPERATING ACTIVITIES		
Net income for the period	$ 187,890	$ 6,878
Add items not affecting cash		
Depletion and depreciation	183,293	200,190
Site restoration provision	5,663	5,912
Future income taxes	52,569	31,024
Site restoration costs	(317)	(1,857)
	429,098	242,147
Change in non-cash working capital		
Accounts receivable	(419,930)	(158,778)
Prepaid expenses	(17,647)	(11,541)
Accounts payable	32,753	(25,952)
Current income taxes recoverable	64,198	(67,581)
Net change in non-cash working capital	(340,626)	(263,852)
	88,472	(21,705)
INVESTING ACTIVITIES		
Acquisition of oil and gas properties	(455,512)	(196,381)
Proceeds on disposition of oil and gas properties	193,226	–
Change in non cash working capital accounts payable	28,352	5,492
	(233,934)	(190,889)
FINANCING ACTIVITIES		
Increase in bank loan	50,000	150,000
Shares redeemed under issuer bid	(265)	(8,290)
	49,735	141,710
(Decrease) in cash	(95,727)	(70,884)
Cash and term deposits - beginning of period	(5,476)	75,418
Cash and term deposits - end of period	$ (101,203)	$ 4,534
Cash payments related to certain items		
Interest	18,880	12,924
Taxes	(144,299)	42,943

~ NOTES TO FINANCIAL STATEMENTS ~

March 31, 2003 and 2002 (unaudited)

1. Significant Accounting Policies

The interim financial statements of Millennium Energy Inc. (the "Company") have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim financial statements have been prepared following the same accounting policies and methods of computation as the financial statements for the fiscal year ended December 31, 2002. The interim financial statements should be read in conjunction with the financial statements and notes thereto in the Company's annual report for the year ended December 31, 2002.

2. Bank Indebtedness

At March 31, 2003, the Company has a demand revolving credit facility in the amount of $1,350,000. It is reviewed annually by the bank on or before June 30 and bears interest at prime rate plus 3/4% per annum. The facility is collateralized by a general assignment of book debts registered in the Province of Alberta and a registered $5,000,000 floating charge debenture on all assets of the company, with a fixed charge on all main producing properties.

3. Capital Stock

Issued and outstanding	Shares	$
Balance - beginning of period	24,492,459	3,369,263
Shares redeemed	(1,500)	(206)
Balance - end of period	24,490,959	3,369,057

4. Fixed Stock Option Plan

A summary of the Company's fixed stock option plan as of March 31, 2003 is as follows:

	Options	Weighted Average Price ($)
Balance - beginning of period	2,261,000	0.18
Forfeited	(370,000)	0.20
Balance - end of period	1,891,000	0.17
Exercisable - end of period	1,310,667	0.18

5. Commitments

On January 24, 2000, Millennium entered into a contract with Empresa Colombiana de Petroleos (the "contract") whereby Millennium and another company were granted the right to explore for hydrocarbons on a 131,500-hectare concession in Colombia, South America. Millennium's interest in the project is 66.7 percent. The effective date of the contract was March 24, 2000, being 60 days following the execution of the contract.

Pursuant to the terms of the contract, Millennium and its partner committed, during the first two years of the contract, to reprocess 300 km of existing seismic and to complete a horizontal re-entry in an existing well bore (the "commitment"). Millennium and its partner estimate that the total cost of the commitment will be US$2.1 million, of which Millennium's share will be US$1.4 million. At the conclusion of

the initial two-year period, Milleniun and its partner can elect to renounce the contract without further obligation.

Millennium has not yet fulfilled the commitment and has requested an extension to the contract. Millennium continues to seek an industry partner to fulfill the commitment.

As security for the commitment, Millennium and its partner have provided Empresa Colombiana de Petroleos with a letter of credit in the aggregate amount of US$500,000, of which Millennium's share is US$333,500. The letter of credit was extended for a term of one year commencing August 5, 2002 and if the amount is called, it will be expensed.

6. Subsequent Event

On May 13, 2003, Millennium entered into an arrangement agreement with Crossfield Gas Corp. ("Crossfield") whereby Millennium will issue 6.3 Millennium common shares for each Crossfield common share and special warrant, based on an ascribed value of $0.22 per Millennium common share. The combined company will be renamed Bear Creek Energy Ltd. ("Bear Creek") and will have a production base of approximately 1,700 boe per day. As part of the transaction, the current management of Crossfield will assume management positions with Bear Creek. The merger is expected to close in late July 2003, following approval by both shareholders of Millennium and Crossfield.

BRITISH COLUMBIA SECURITIES COMMISSION

FIRST QUARTER REPORT
FORM 51-901F

Name of Issuer: MILLENNIUM ENERGY INC.

Period ended: MARCH 31, 2003

Date of Report: May 29, 2003

Issuer's Address: SUITE 2100, 144 – 4TH AVENUE, S.W., CALGARY, AB T2P 3N4

Contact Name: ALAN MACDONALD

Contact Position: VICE-PRESIDENT, FINANCE

Contact Telephone No. (403) 213-6807

CERTIFICATE
The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
"Martin Hislop"	Martin Hislop	2003-05-29
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
"Steven G. Cloutier"	Steven G. Cloutier	2003-05-29

MILLENNIUM ENERGY INC.

Q2 2003

For the period ended June 30, 2003



~HIGHLIGHTS ~

	3 months ended June 30		6 months ended June 30	
	2003	2002	2003	2002
OPERATING				
Daily production				
Oil (bbl)	133	155	127	154
Natural gas (mcf)	365	437	393	441
NGL (bbl)	14	21	15	19
Total (boe)	208	249	208	246
Commodity prices				
Oil ($ per bbl)	34.44	33.80	39.53	30.64
Natural gas (per mcf)	7.91	3.45	7.69	3.72
NGL (per bbl)	32.13	21.37	36.82	23.35
Average (per boe)	38.10	28.93	41.42	27.60
FINANCIAL				
($000, except per share and per boe amounts)				
Revenue	780	738	1,670	1,299
Per share	0.03	0.03	0.07	0.05
Cash flow	195	279	624	521
Per share	0.01	0.01	0.03	0.02
Earnings	(44)	15	144	22
Per share	–	–	0.01	–
Operating costs per boe	7.88	8.30	7.93	7.87
Operating netback per boe	25.88	16.10	28.55	15.13
Bank debt	694	1,300	694	1,300

~ Report to Shareholders ~

On May 15, 2003, Millennium and Crossfield Gas Corp. ("Crossfield") jointly announced that they had entered into an agreement to merge the two companies. At a special meeting of shareholders of Millennium held on July 24, 2003, Millennium shareholders approved the merger with Crossfield and on the same date both companies were merged, with the combined entity being renamed Bear Creek Energy Ltd. ("Bear Creek").

The management team at Bear Creek comprises the former management team of Crossfield and will be responsible for managing a company with initial production of approximately 1,700 boe/day and an impressive inventory of drilling prospects.

Bear Creek now trades on the Toronto Stock Exchange under the symbol "**BCK**".

~ Management's Discussion and Analysis ~

Management's discussion and analysis ("MD&A") should be read in conjunction with the unaudited interim financial statements for the three months ended June 30, 2003 and the audited financial statements and MD&A for the year ended December 31, 2002.

PRODUCTION

Daily production averaged 208 boe during the second quarter of 2003, comprised of 365 mcf of gas, 133 bbl of oil and 14 bbl of natural gas liquids. Overall production, as a result of a divestitures in 2002 and natural production declines, was approximately 16% lower than the 249 boe per day the Company averaged during the second quarter of 2002.

PRICES

The West Texas Intermediate ("WTI") oil price averaged US$28.90 per bbl during the second quarter of 2003, 10% higher than the US$26.25 per bbl realized during the second quarter of 2002. Millennium received an average price of $34.44 per bbl for its oil in the second quarter of 2003, an increase of 2% from $33.80 per bbl during the same period in 2002, reflecting the recent disposition of its heavier crude oil production at Hayter, which normally attracted higher price differentials.

Natural gas prices were significantly higher in the second quarter of 2003 compared to the same period in 2002. The average price received by Millennium during the second quarter was $7.91 per mcf, a 129% increase from the average price of $3.45 per mcf realized during the second quarter of 2002.

REVENUE

Revenue for the three months ended June 30, 2003 was $0.780 million, compared to $0.738 million for the same period in 2002, as the decrease in production was more than offset by the significant increase in natural gas prices during the period.

NETBACKS

Operating netbacks increased 61% in the second quarter of 2003 to $25.88 per boe from $16.10 per boe in 2002 due to the significant increase in natural gas prices during the period and higher royalties during the second quarter of 2002. Royalties for the second quarter of 2003 were 18.1% of production revenues, compared to 25.2% for the same period in 2002. Operating costs decreased 5% to $7.88 per boe during the second quarter of 2003 from $8.30 per boe during the same period of 2002.

GENERAL AND ADMINISTRATIVE

General and administrative costs during the second quarter were $331,107 and included $240,589 of costs incurred to June 30, 2003, associated with the arrangement with Crossfield.

DEPLETION AND DEPRECIATION

Depletion and depreciation expense for the second quarter of 2003 totaled $0.193 million ($10.18 per boe), compared to $0.215 million ($9.489 per boe) for the second quarter of 2002.

EARNINGS

Net loss for the second quarter was $44,281 ($Nil per share), compared to net income of $14,985 ($Nil per share) for the same period in 2002 and reflects the increase in general and administrative costs associated with the arrangement with Crossfield.

LIQUIDITY AND CAPITAL RESOURCES

At June 30, 2003, bank debt was $0.69 million, compared to $1.30 million at June 30, 2002.

All bank debt secured by demand loans that cannot be converted to a term facility have to be classified as a current liability. Accordingly, the entire amount outstanding on the Company's demand credit facility has been classified as a current liability on the balance sheet.

OUTLOOK

On May 15, 2003, Millennium jointly announced with Crossfield Gas Corp. ("Crossfield") that they had entered into an agreement to merge the two companies. On July 24, 2003, the two companies were merged and the combined entity was renamed Bear Creek Energy Ltd. ("Bear Creek"). The management team at Crossfield assumed the management positions with Bear Creek.

~ Balance Sheets ~

(unaudited)	As at June 30 2003	As at Dec 31 2002
ASSETS		
Current assets		
Cash	3,200	–
Accounts receivable	906,312	803,899
Income taxes recoverable	304,985	312,789
Prepaid expenses	36,676	35,089
	1,251,173	1,151,777
Petroleum and natural gas properties	5,436,147	5,182,682
Future income taxes	151,962	255,865
	$ 6,839,282	$ 6,590,324
LIABILITIES		
Current liabilities		
Bank overdraft	–	5,476
Accounts payable and accrued liabilities	1,111,290	1,254,800
Bank indebtedness (note 2)	694,239	500,000
	1,805,529	1,760,276
Provision for site restoration	166,953	166,592
	1,972,482	1,926,868
SHAREHOLDERS' EQUITY		
Capital stock (note 3)	3,429,057	3,369,263
Retained earnings	1,437,743	1,294,193
	4,866,800	4,663,456
	$ 6,839,282	$ 6,590,324

~ Statements of Operations ~

(unaudited)	For the three months ended June 30 2003	2002	For the six months ended June 30 2003	2002
REVENUES				
Revenue from operations	$ 772,049	$ 728,374	$ 1,646,788	$ 1,284,181
Royalties, net of ARTC	(140,924)	(185,785)	(298,674)	(275,984)
Other income	8,139	9,634	22,841	15,287
	639,264	552,223	1,370,955	1,023,484
EXPENSES				
Operating	149,215	187,921	298,159	350,068
General and administrative	331,107	83,268	413,597	160,092
Interest	9,592	20,364	16,236	33,288
Depletion	192,779	214,606	376,072	414,796
Provision for site restoration	5,913	6,183	11,575	12,095
	688,606	512,342	1,115,639	970,339
Income before income taxes	(49,342)	39,881	255,316	53,145
Income taxes				
Current	(56,395)	(18,881)	7,804	(43,519)
Future	51,334	43,777	103,903	74,801
	(5,061)	24,896	111,707	31,282
Net Income (loss) for the period	(44,281)	14,985	143,609	21,863
Retained earnings - beginning of period	1,482,024	1,547,761	1,294,193	1,540,883
Excess redemption price of common shares	–	–	(59)	–
Retained earnings - end of period	$1,437,743	$ 1,562,746	$ 1,437,743	$ 1,562,746
Net Income (loss) per share basic	$ (0.00)	$ 0.00	$ 0.01	$ 0.00
Net Income (loss) per share diluted	$ (0.00)	$ 0.00	$ 0.01	$ 0.00

~ Statement of Cash Flows ~

(unaudited)	For the three months ended June 30 2003	2002	For the six months ended June 30 2003	2002
Cash provided by (used in)				
OPERATING ACTIVITIES				
Net income (loss) for the period	$ (44,281)	$ 14,985	$ 143,609	$ 21,863
Add items not affecting cash				
Depletion and amortization	192,779	214,606	376,072	414,796
Site restoration provision	5,913	6,183	11,575	12,095
Future income taxes	51,334	43,777	103,903	74,801
Site restoration costs	(10,897)	(921)	(11,214)	(2,778)
	194,848	278,630	623,945	520,777
Change in non-cash working capital				
Accounts receivable	317,517	58,932	(102,413)	(99,846)
Prepaid expenses	16,060	(39,076)	(1,587)	(50,617)
Accounts payable	(156,121)	32,272	(123,368)	6,320
Current income taxes recoverable	(56,395)	(43,381)	7,804	(110,962)
Net change in non-cash working capital	121,061	8,747	(219,564)	(255,105)
	315,909	287,377	404,381	265,672
INVESTING ACTIVITIES				
Acquisition of oil and gas properties	(367,252)	(368,589)	(822,764)	(564,970)
Proceeds on disposition of oil and gas properties	–	–	193,226	–
Change in non cash working capital accounts payable	(48,493)	28,159	(20,141)	33,651
	(415,745)	(340,430)	(649,679)	(531,319)
FINANCING ACTIVITIES				
Increase in bank loan	144,239	50,000	194,239	200,000
Shares issued under options	60,000	–	60,000	–
Shares redeemed under issuer bid	–	–	(265)	(8,290)
	204,239	50,000	253,974	191,710
Increase (decrease) in cash	104,403	(3,053)	8,676	(73,937)
Cash (bank overdraft) - beginning of period	(101,203)	4,534	(5,476)	75,418
Cash - end of period	$ 3,200	$ 1,481	$ 3,200	$ 1,481
Cash payments related to certain items				
Interest	$ 9,592	$ 20,364	$ 16,236	$ 33,288
Taxes	$ –	$ 507,861	$ –	$ 67,443

~ Notes To Financial Statements ~

June 30, 2003 and 2002 (unaudited)

1. Significant Accounting Policies

The interim financial statements of Millennium Energy Inc. (the "Company") have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim financial statements have been prepared following the same accounting policies and methods of computation as the financial statements for the fiscal year ended December 31, 2002. The interim financial statements should be read in conjunction with the financial statements and notes thereto in the Company's annual report for the year ended December 31, 2002.

2. Bank Indebtedness

At June 30, 2003, the Company has a demand revolving credit facility in the amount of $1,350,000. It is reviewed annually by the bank on or before June 30 and bears interest at prime rate plus 3/4% per annum. The facility is collaterized by a general assignment of book debts registered in the Province of Alberta and a registered $5,000,000 floating charge debenture on all assets of the company, with a fixed charge on all main producing properties. As a result of the impending merger with Crossfield Gas Corp. ("Crossfield") that was affected July 24, 2003, the bank extended the annual review date.

3. Capital Stock

Issued and outstanding	Shares	$
Balance - beginning of period	24,492,459	3,369,263
Issued for cash	300,000	60,000
Shares redeemed	(2,000)	(206)
Balance - end of period	24,790,459	3,429,057

4. Fixed Stock Option Plan

A summary of the Company's fixed stock option plan as of June 30, 2003 is as follows:

	Options	Weighted Average Price ($)
Balance - beginning of period	2,261,000	0.18
Granted	200,000	0.25
Exercised	(300,000)	0.20
Forfeited	(388,000)	0.20
Balance - end of period	1,773,000	0.18
Exercisable - end of period	992,667	0.17

No compensation expense is recognized in the financial statements for stock options granted to employees and directors. If the fair value method had been used, the company's compensation expense would be negligible.

5. Commitments

On January 24, 2000, Millennium entered into a contract with Empresa Colombiana de Petroleos (the "contract") whereby Millennium and another company were granted the right to explore for hydrocarbons on a 131,500-hectare concession in Colombia, South America. Millennium's interest in the project is 66.7 percent. The effective date of the contract was March 24, 2000, being 60 days following the execution of the contract.

Pursuant to the terms of the contract, Millennium and its partner committed, during the first two years of the contract, to reprocess 300 km of existing seismic and to complete a horizontal re-entry in an existing well bore (the "commitment"). Millennium and its partner estimate that the total cost of the commitment will be US$2.1 million, of which Millennium's share will be US$1.4 million. At the conclusion of the initial two-year period, Millennium and its partner can elect to renounce the contract without further obligation.

Millennium has not yet fulfilled the commitment and has requested an extension to the contract. Millennium continues to seek an industry partner to fulfill the commitment.

As security for the commitment, Millennium and its partner have provided Empresa Colombiana de Petroleos with a letter of credit in the aggregate amount of US$500,000, of which Millennium's share is US$333,500. The letter of credit has been extended to December 11, 2003 and if the amount is called, it will be expensed.

6. Subsequent Events

On July 23, 2003, Millennium closed a private placement with insiders for units of Millennium, each unit being comprised of one Millennium share at an ascribed price of $0.24 per share and one Millennium warrant, for aggregate proceeds of $1.20 million. The Millennium warrant entitles the holder to acquire one Millennium share at a price of $0.36 per Millennium share for a period of three years, provided that such warrants shall not be exercisable during the first year following the date of issue.

At a special meeting of shareholders held on July 24, 2003, the Millennium shareholders approved an arrangement with Crossfield Gas Corp. whereby both companies were merged and the combined company was renamed Bear Creek Energy Ltd.

For further information, contact:

BEAR CREEK ENERGY LTD.
1240, 407 - 2nd Street SW
Calgary, AB T2P 2Y3
Phone: (403) 517-3700
Fax: (403) 517-3711
Email: invest@bearcreekenergy.com
Website: www.bearcreekenergy.com

BRITISH COLUMBIA SECURITIES COMMISSION

FIRST QUARTER REPORT
FORM 51-901F

Name of Issuer: BEAR CREEK ENERGY LTD.

Period ended: JUNE 30, 2003

Date of Report: AUGUST 29, 2003

Issuer's Address: 1240, 407 – 2ND STREET S.W., CALGARY, AB T2P 2Y3

Contact Name: ALAN STEELE

Contact Position: VICE-PRESIDENT, FINANCE

Contact Telephone No.: (403) 517-3703

CERTIFICATE
The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
"Martin Hislop"	Martin Hislop	2003-08-29
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
"Russell J. Tripp"	Russell J. Tripp	2003-08-29

SCHEDULE B
TO FORM 51-901F
PREPARED BY MILLENNIUM INC.
FOR THE THREE MONTHS ENDED JUNE 30, 2003

1. Analysis of Expenses and Deferred Costs

   N/A

2. Related party Transactions

   The company paid APF Energy $45,000 for management fees.

3. Summary of Securities Issued and Options Granted

   (a) Securities Issued
   300,000 common shares issued on exercise of options, on May 16, 2003 for $60,000 cash consideration.
   (b) Stock Options Issued
   200,000 options with exercise price of $0.25 were issued to employees on April 25, 2003 with an expiry date of April 24, 2008

4. Summary of Securities as at the end of the Reporting Period

   (a) Authorized Share Capital
   Unlimited Class A voting shares
   Unlimited Class B, C, D and E preferred shares, issuable in series

   (b) Issued and Outstanding

Class A shares	24,790,459
Share capital	3,429,057

   (c) Options Outstanding

Options	1,773,000
Exercise Price	$0.17 - $0.25
Expiry Dates	February 28, 2004 to April 24, 2008

5. Directors and Officers

Russell J. Tripp	Director, President and CEO
Alan Steele	Vice President, Finance and CFO
Neil Bokenfohr	Vice President, Engineering
Doug Hibbs	Vice President, Exploration
Korby Zimmerman	Vice President, Land
Martin Lambert	Director
Geoffrey Cumming	Director
Garry Tanner	Director
Martin Hislop	Director

~ MANAGEMENT'S DISCUSSION AND ANALYSIS ~

Management's discussion and analysis ("MD&A") should be read in conjunction with the unaudited interim financial statements for the three months ended June 30, 2003 and the audited financial statements and MD&A for the year ended December 31, 2002.

PRODUCTION

Daily production averaged 208 boe during the second quarter of 2003, comprised of 365 mcf of gas, 133 bbl of oil and 14 bbl of natural gas liquids. Overall production, as a result of a divestitures in 2002 and natural production declines, was approximately 16% lower than the 249 boe per day the Company averaged during the second quarter of 2002.

PRICES

The West Texas Intermediate ("WTI") oil price averaged US$28.90 per bbl during the second quarter of 2003, 10% higher than the US$26.25 per bbl realized during the second quarter of 2002. Millennium received an average price of $34.44 per bbl for its oil in the second quarter of 2003, an increase of 2% from $33.80 per bbl during the same period in 2002, reflecting the recent disposition of its heavier crude oil production at Hayter, which normally attracted higher price differentials.

Natural gas prices were significantly higher in the second quarter of 2003 compared to the same period in 2002. The average price received by Millennium during the second quarter was $7.91 per mcf, a 129% increase from the average price of $3.45 per mcf realized during the second quarter of 2002.

REVENUE

Revenue for the three months ended June 30, 2003 was $0.780 million, compared to $0.738 million for the same period in 2002, as the decrease in production was more than offset by the significant increase in natural gas prices during the period.

NETBACKS

Operating netbacks increased 61% in the second quarter of 2003 to $25.88 per boe from $16.10 per boe in 2002 due to the significant increase in natural gas prices during the period and higher royalties during the second quarter of 2002. Royalties for the second quarter of 2003 were 18.1% of production revenues, compared to 25.2% for the same period in 2002. Operating costs decreased 5% to $7.88 per boe during the second quarter of 2003 from $8.30 per boe during the same period of 2002.

GENERAL AND ADMINISTRATIVE

General and administrative costs during the second quarter were $331,107 and included $240,589 of costs incurred to June 30, 2003, associated with the arrangement with Crossfield.

DEPLETION AND DEPRECIATION

Depletion and depreciation expense for the second quarter of 2003 totaled $0.193 million ($10.18 per boe), compared to $0.215 million ($9.489 per boe) for the second quarter of 2002.

EARNINGS

Net loss for the second quarter was $44,281 ($Nil per share), compared to net income of $14,985 ($Nil per share) for the same period in 2002 and reflects the increase in general and administrative costs associated with the arrangement with Crossfield.

LIQUIDITY AND CAPITAL RESOURCES

At June 30, 2003, bank debt was $0.69 million, compared to $1.30 million at June 30, 2002.

All bank debt secured by demand loans that cannot be converted to a term facility have to be classified as a current liability. Accordingly, the entire amount outstanding on the Company's demand credit facility has been classified as a current liability on the balance sheet.

RECEIVED
2005 JAN -5 P 12:20
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Q3


BEAR CREEK
ENERGY LTD.

2003 QUARTERLY REPORT TO THE SHAREHOLDERS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003

REPORT TO SHAREHOLDERS

We are very pleased to present the first quarterly report of Bear Creek Energy Ltd. On July 25, 2003 the shareholders of Crossfield Gas Corp and Millennium Energy Ltd. approved a reverse takeover of Millennium by Crossfield and a subsequent name change to Bear Creek Energy Ltd. On August 6, 2003 Bear Creek commenced trading on the Toronto Stock Exchange under the symbol "BCK".

During the initial nine months of 2003 management has focused on building the Company's inventory of drillable prospects, evaluating alternate public market opportunities and completing the Millennium transaction. Bear Creek President, Russell Tripp, stated "Our plan was to position Bear Creek as a growth oriented public exploration and production company, with a clear objective of creating, preserving and realizing shareholder value. Bear Creek adheres to a well-defined drillbit growth strategy aimed at per share growth in reserves, production and cash flow. Our exploration program will continue to target high quality natural gas and light oil and we maintain a balanced drilling portfolio of low to medium risk wells and high impact "growth acceleration" prospects. After a relatively modest but successful drilling program in the first three quarters of 2003, Bear Creek has initiated a very active drilling program during the fourth quarter and we have already assembled a large inventory for our 2004 capital program. We are extremely excited about the upcoming winter drilling program and believe Bear Creek is well positioned to deliver strong growth through the drillbit."

As forecast, 90 percent of Bear Creek's production was shut in during the month of September, 2003 due to planned maintenance at the Rimbey gas plant. Notwithstanding this anticipated loss in production, the Company posted solid growth over comparable prior year periods. Highlights for the nine month period ended September 2003 include:

- Increasing cash flow to $6.2 million, up 104 percent from the nine month period ended September 30, 2002;
- Generating cash flow per diluted share of $0.47, up 52 percent from $0.31 from the same prior year nine month period;
- Recording net earnings per diluted share of $0.12, up 200 percent from 2002;
- Increasing average daily production by 30 percent to 1,497 boe per day from 1,150 boe per day over the first three quarters of 2002;
- Recording petroleum and natural gas sales of $15.4 million, up 79 percent from $8.5 for the same 2002 period.

Major plant turnarounds like we experienced at Rimbey in September are not a regular event. We would not anticipate another scheduled turnaround at the Rimbey gas plant until 2007. Although this event certainly had a negative impact on the Company's production and financial performance for the third quarter, we still showed positive growth over the comparable 2002 quarter. Average daily production of 1,314 boe per day in the third quarter of 2003 was up 22 percent while cash flow from operations of $1.4 million ($0.09 per diluted share) was up 13 percent over the third quarter of 2002.

During the third quarter Bear Creek drilled 9 (2.4 net) wells resulting in 4 (0.6 net) natural gas wells, 5 (1.8 net) light oil wells for a 100 percent success rate. During the first nine months of 2003 we drilled 13 (5.9 net) wells with a 92 percent success rate resulting in 3.1 net natural gas wells, 1.8 net oil wells and 1.0 net dry and abandoned well.

Drilling Update

Bear Creek has increased its 2003 capital budget to $20.5 million and has kicked off a very active winter drilling program. The Company plans to drill 18 (9 net) wells during the fourth quarter primarily targeting high quality natural gas and light oil in west central Alberta. Our capital expenditures during the fourth quarter of 2003 are estimated at $8.5 million. We have already identified $20 million of capital projects on lands currently owned or controlled by Bear Creek to be included in the Company's 2004 drilling program.

At Battle Lake, Bear Creek (100 percent) drilled and cased a potential Mississippian Banff development gas well. The Company plans to complete the well in December and is evaluating two tie-in options. Bear Creek (100 percent) plans to drill a second development well in this pool in mid 2004 pending resolution of surface access issues.

At Westerose, Bear Creek (46 percent) drilled and completed a successful development well in its Mississippian Banff oil pool. The well will be flowline connected in December. The waterflood in this Banff oil pool has been initiated and the Company is currently drilling a third injection well to increase water injection rates. Additional infill development drilling is planned in this light oil pool in 2004.

At Garrington, Bear Creek (37.5 percent) drilled and completed a successful Mississippian Pekisko horizontal gas well. Tie in operations are planned for December. Bear Creek (37.5 percent) plans to commence drilling a horizontal well offsetting this recent success in December with a second offset planned for Q1 2004.

At Goodwin, Bear Creek (25 percent) drilled and completed a successful dual zone gas well. Tie in operations are planned for December. The Company is evaluating a potential follow up location on offsetting Bear Creek 50 percent working interest lands.

In southeast Saskatchewan, Bear Creek (40 percent) drilled and completed a successful Mississippian light oil well to evaluate a relatively extensive 3D seismic feature. Bear Creek (40 percent) plans to drill 2 additional wells prior to yearend to further evaluate this feature. Additional development drilling is planned on this prospect for 2004.

At Brazeau, Bear Creek (37.5 percent) drilled a Mississippian Elkton test well. The completion attempt on the Elkton was unsuccessful and the Company plans to move uphole to evaluate a shallower zone. Bear Creek (40 percent) expects to commence drilling two additional Mississippian Elkton test wells at Brazeau prior to year end. Additional drilling on Bear Creek owned or controlled lands at Brazeau is planned in 2004.

At Medicine Lodge, Bear Creek (25 percent) drilled and abandoned an unsuccessful Viking test well. The Company is evaluating plans to drill a second Viking gas prospect at Medicine Lodge within the next few months.

At Harmattan, Bear Creek (25 percent BPO, 55 percent APO) has commenced drilling a 2,900 meter well to evaluate a seismically defined Mississippian Elkton outlier.

At Balsam, Bear Creek (60 percent) expects to commence drilling a 2,100 meter well to test a seismically defined Kiskatinaw feature in December.

Bear Creek Team

Bear Creek has a talented and dedicated management and professional team that have worked successfully together for a number of years and have proven record of creating shareholder value. The entire team worked together at Crossfield Gas and was responsible for the successful growth of Crossfield prior to the takeover of Millennium and the formation of Bear Creek. Prior thereto, 5 members of the Bear Creek management team held key management positions with TriGas Exploration and successfully grew this TSE listed exploration company from nil to 4500 boe per day prior to selling the company for $150 million.

We are pleased to announce that Mr. Cal Jaycock, P. Geol. has joined the Bear Creek team as Senior Geologist. Cal has enjoyed a very successful 20 year career as an exploration geologist in the Western Canadian Sedimentary Basin. Over the last several years he has focused on prospect generation in the Peace River Arch and N.E. British Columbia. During this period Cal initiated projects that resulted in the drilling of over 75 wells with an 80 percent success rate and added over 150 bcf to corporate reserves.

Outlook

Bear Creek has built a solid asset base focused in West Central Alberta and has assembled a strong inventory of drillable prospects targeting high quality natural gas and light oil. Our value creation strategy continues to focus on drillbit growth complimented by strategic acquisitions and we maintain a balanced portfolio of low to medium risk prospects and high impact "growth acceleration" prospects. We are very excited about the Company's upcoming winter drilling program and believe that the current business environment will continue to present attractive growth opportunities for Bear Creek.

Russell J. Tripp
President and CEO
November 27, 2003

Financial Review and Operating Highlights

Financial

($ thousands, except per share amounts)	Three Months Ended September30 2003	Three Months Ended September30 2002	%	Nine Months Ended September 30 2003	Nine Months Ended September 30 2003	%
Petroleum and natural gas sales	4,047	2,984	36	15,372	8,586	79
Cash flow from operations	1,363	839	62	6,231	3,057	104
Per common share – basic	0.09	0.08	13	0.48	0.31	55
Per common share – diluted	0.09	0.08	13	0.47	0.31	52
Net earnings	451	(22)	-	1,578	360	338
Per common share – basic	0.03	-	-	0.12	0.04	200
Per common share – diluted	0.03	-	-	0.12	0.04	200
Capital Expenditures	9,987	5,499	82	16,940	10,615	60
Working capital deficit (including bank debt)	(8,522)	(5,324)	60	(8,522)	(5,324)	60
Common shares outstanding (millions)	16.2	12.2	33	16.2	12.2	33

Operating

Average daily production						
Natural gas (mcf/d)	3,541	1,962	80	3,887	2,199	77
Oil (bbls/day)	558	598	(7)	635	624	2
NGL's (bbls/d)	166	149	11	215	159	35
Barrels of oil equivalent (boe/d 6:1)	1,314	1,073	22	1,497	1,150	30
Average prices						
Natural gas ($/mcf)	$6.12	$3.30	85	$6.95	$3.63	91
Oil ($/bbl)	$30.59	$36.69	(17)	$34.16	$31.45	9
NGL's ($/bbl)	$31.63	$27.04	17	$35.53	$24.13	47
Wells Drilled						
Gross	9	7	29	13	10	30
Net	2.4	6.6	(64)	5.9	8.7	(32)

MANAGEMENT'S DISCUSSION AND ANALYSIS

This management's discussion and analysis ("MD&A") should be read in conjunction with the accompanying financial statements along with the related notes thereto for the three and nine months ended September 30, 2003 and the Company's audited financial statements, notes thereto, and MD&A for the year ended December 31, 2002. Per barrel of oil equivalent ("boe") amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil ("6:1").The reader should be aware that historical results are not necessarily indicative of future performance.

Petroleum and Natural Gas Sales

Petroleum and natural gas revenues increased 36 percent to $4.0 million for the three months ended September 30, 2003 as compared to $3.0 million for the same period in 2002. This increase was a result of increased natural gas volumes and increased natural gas and NGL prices. Gas volumes increased by 80 percent to 3.5 mmcf per day from 2.0 mmcf per day in 2002. Oil volumes decreased to 558 bbl per day from 598 bbl per day and NGL's were up to 166 bbl per day for an 11 % increase over the 149 bbl per day from the third quarter of 2002. The increased volumes were a result of drilling that focused on gas opportunities in the Westerose and Garrington areas. For the nine month period ended September 30, 2003 gas volumes were up 77 percent to 3.9 mmcf per day while oil volumes were up 2 percent and NGL's were up 35 percent compared to the first nine months of 2002.

As anticipated volumes in the third quarter were reduced as approximately 90 percent of our production was shut in during a planned 22 day turnaround at the Rimbey gas plant.

	Three Months Ended September 30		%	Nine Months Ended September 30		%
	2003	2002		2003	2002	
Average daily production volumes						
Natural gas mcf/d	**3,541**	**1,962**	**80**	**3,887**	**2,199**	**77**
Oil bbl/d	**558**	**598**	**(7)**	**635**	**624**	**2**
NGL's bbl/d	**166**	**149**	**11**	**215**	**159**	**35**
Total boe/d (6:1)	**1,314**	**1,073**	**22**	**1,497**	**1,150**	**30**

Prices for natural gas increased to $6.12 per mcf in the third quarter from $3.30 in the same quarter of 2002. Oil prices were down to $ 30.59 per bbl as compared to $36.69 for the third quarter of 2002, while NGL's were up 17 percent to $31.63 per bbl as compared to $27.04 in 2002. These prices are net of hedge losses in the third quarter of 2003 of $144,986 for oil or $2.83 per bbl as compared to $93,958 or $1.71 per bbl in 2002. The third quarter hedge loss on gas was $15,872 or $0.05 per mcf as compared to hedge of nil in 2002. These contracts are used as a method to provide downside protection for our cash flow.

For the nine months ended September 30, 2003, gas prices were up 91 percent to $6.95 per mcf as compared to the first nine months of 2002. Oil prices were up 9 percent to $34.16 per bbl while NGL's prices increased 47 percent to $35.53 per bbl when compared to the first nine months of 2002.

The Company has forward price arrangements on 250 bbl per day for oil at $US25.67 WTI that will continue to the end of 2003, and had sold 1,000 mcf per day of gas into a collar providing a floor of $4.50 and a ceiling of $6.00 per mcf that will expire at the end of October 2003.

	Three Months Ended September 30		Nine Months Ended September 30	
	2003	**2002**	**2003**	**2002**
Average prices per unit of production				
Gas				
Gross $/mcf (before hedge)	**6.17**	**3.30**	**7.16**	**3.63**
Hedge gain/(loss) $/mcf	**(0.05)**	**-**	**(0.21)**	**-**
Net $/mcf	**6.12**	**3.30**	**6.95**	**3.63**
Oil				
Gross $/bbl (before hedge)	**33.42**	**38.40**	**37.17**	**33.01**
Hedge gain / (loss) $/bbl	**(2.83)**	**(1.71)**	**(3.01)**	**(1.56)**
Net $/bbl	**30.59**	**36.69**	**34.16**	**31.45**
NGL's				
Gross $/bbl (before hedge)	**31.63**	**27.04**	**35.53**	**24.13**
Hedge gain / (loss) $/bbl	**-**	**-**	**-**	**-**
Net $/bbl	**31.63**	**27.04**	**35.53**	**24.13**

Cash Flow and Net Income

The Company generated cash flow from operations of $1.4 million ($0.09 per share) in the third quarter of 2003 as compared to $0.8 million ($0.08 per share) in the third quarter of 2002. The Company recorded net income of $450,805 in the third quarter of 2003 compared to a loss of $21,871 in the third quarter of 2002. The increased cash flow for the comparative quarters of 2003 is a result of significantly higher natural gas prices and strong production increases. The income recorded in the third quarter is a result of future tax benefits booked as a result of tax rate changes offset by increased DD&A and operating expenses. For the nine months ended September 30, 2003 the Company generated cash flow from operations of $6.2 million ($0.48 per share) compared to $3.1 million ($0.31 per share) in same prior year period. Net income for the first nine months of 2003 was $1.6 million ($0.12 per share) compared to $0.4 million ($0.04 per share) for the same prior year period.

	Three Months Ended September 30		%	Nine Months Ended September 30		%
Cash Flow from operations - per share	2003	2002		2003	2002	
Basic	$ 0.09	$ 0.08	13	$ 0.48	$ 0.31	55
Fully diluted	$ 0.09	$ 0.08	13	$ 0.48	$ 0.31	52
Net Income - per share						
Basic	$ 0.03	$ 0.00		$ 0.12	$ 0.04	200
Diluted	$ 0.03	$ 0.00		$ 0.12	$ 0.04	200

Royalties

Royalties for the third quarter of 2003 were $1.0 million as compared to $0.8 million in the third quarter of 2002. This increase is a result of increased gas prices and volumes. For the nine months ended September 30, 2003 our net royalties of $4.0 million represent 26 percent of revenues as compared to $1.8 million (21 percent of revenues) in 2002. The higher gas sales price drives a higher royalty rate that is partially offset by ARTC recovery. Our net ARTC of $240,062 for the first nine months of 2003 is netted from the total royalty expense.

	Three Months Ended September 30		%	Nine Months Ended September 30		%
	2003	**2002**		**2003**	**2002**	
Royalty Category						
Crown	**604,635**	**670,232**	**(10)**	**2,988,542**	**1,567,177**	**91**
Freehold	**312,487**	**35,750**	**774**	**810,517**	**92,263**	**778**
Override	**106,133**	**51,487**	**106**	**446,006**	**174,365**	**156**
ARTC	**(25,000)**	**-**	**-**	**(240,062)**	**-**	**-**
Total Royalty	**998,255**	**757,469**	**32**	**4,005,003**	**1,833,805**	**118**

Operating Expenses

Operating expenses for the third quarter of 2003 were $962,463 as compared to $746,445 for the third quarter of 2002. On a per unit basis the 2003 cost is $7.96 per boe as compared to the third quarter of 2002 which was $7.56 per boe. The increased third quarter expense is mainly the result of lower production volumes from the turnaround of the Rimbey gas plant along with a large pipeline inspection cost. For the nine months ended September 30, 2003 operating costs totaled $2.7 million ($6.64 per boe) compared to $1.8 million ($5.89 per boe) for the same period of 2002. Increased volumes and higher turnaround cost account for much of the increase. The industry in general is experiencing higher operating costs for most operations.

Operating Netback

The operating netback for the three months ended September 30, 2003, of $17.26 per boe is up 15 percent over the same quarter for 2002 mainly as a result of increased sales prices. For the nine months ended September 30, 2003, the Company realized operating netbacks of $21.17 per boe, a 35 percent increase over the $15.63 per boe for the comparable 2002 period.

	Three Months Ended September 30		%	Nine Months Ended September 30		%
	2003	**2002**		**2003**	**2002**	
Operating Netback $/BOE – 6:1 conversion						
Sales price	**33.48**	**30.21**	**11**	**37.61**	**27.36**	**37**
Royalties	**(8.26)**	**(7.67)**	**8**	**(9.80)**	**(5.84)**	**68**
Operating expense	**(7.96)**	**(7.56)**	**5**	**(6.64)**	**(5.89)**	**13**
Operating Netback	**17.26**	**14.98**	**15**	**21.17**	**15.63**	**35**

General and Administrative Expenses

Bear Creek has not capitalized any G&A in 2003 or 2002. For the three month period ended September 30, 2003, the Company recorded G&A expenses of $561,582 compared to $433,939 for same prior year period. The Company incurred additional one time expenses with

going public charges in the third quarter of 2003. On a per unit basis the costs in the third quarter of 2003 were $4.65 per boe compared to 2002 costs of $4.39 per boe. With increased activity we have also seen an increase in overhead recoveries that reduces the G&A expense. For the nine months ended September 30, 2003, the Company recorded G&A expenses of $1,954,748 ($4.78 per boe) as compared to $1,428,507 ($4.55 per boe) for the same period in 2002, with the increase mainly as a result of one time charges in the first quarter.

G&A Expense	Three Months Ended September 30		%	Nine Months Ended September 30		%
	2003	2002		2003	2002	
$						
G&A expense (gross)	**632,398**	**509,368**	**24**	**2,203,914**	**1,562,394**	**41**
Overhead recoveries	**(70,816)**	**(75,429)**	**(6)**	**(249,166)**	**(133,887)**	**86**
G&A expense (net)	**561,582**	**433,939**	**29**	**1,954,748**	**1,428,507**	**37**
G&A expense $ / BOE (net)	**4.65**	**4.39**	**6**	**4.78**	**4.55**	**5**

Interest Expense

In the three month period ended September 30, 2003, the Company recorded an interest expense of $125,244, down from $197,902 in the third quarter of 2002. The decrease is a result of the part XII.6 tax of $130,000 booked in 2002 relating to flow through expenditures. Interest for the first nine months of 2003 was $401,702 as compared to $346,575 for the same 2002 period as a result of higher bank debt and slightly higher interest rates.

Tax Expense

For the three month period ended September 30, 2003, the Company recorded a current tax expense of $36,000 and future tax recovery of $664,547 as compared to the $8,700 current tax expense and nil future tax expense recorded in the third quarter of 2002. The current tax expense is comprised only of large corporation tax that is a capital based tax, and the Company does not expect to pay any current income taxes for 2003. For the nine month period ended September 30, 2003, the Company recorded a current tax expense of $66,385 and a future tax recovery of $343,395. Future tax for the period ended September 30, 2003, includes favorable tax rate changes.

Capital Expenditures

During the third quarter of 2003, the Company drilled 9 gross (2.4 net) wells resulting in .6 gas wells and 1.8 oil wells for a 100 percent success rate. Capital expenditures during the third quarter of 2003, excluding the $6.3 million recorded for the acquisition of Millennium in July, 2003, were down to $3.7 million from the $4.7 million incurred in the comparable 2002 period. During the nine month period ended September 30, 2003, the Company drilled 13 gross (5.9 net) wells with a 92 percent success ratio resulting in 3.1 net gas wells, 1.8 net oil wells and 1 net dry and abandoned well. During the same period the Company incurred capital expenditures of $10.1 million compared to $10.6 million for the nine month period in 2002. In addition the Company has recorded $6.8 million for the July acquisition of Millennium. A summary of our expenditures for the three month and nine month periods ended September 30 for 2003 and 2002 is as follows:

Capital Expenditures $ (000's)	Three Months Ended September 30 2003	2002	%	Nine Months Ended September 30 2003	2002	%
Land acquisitions	266	1.194	(78)	1,013	4.253	(76)
Geological & Geophysical	320	150	113	808	349	132
Drilling & completions	2,115	3,950	(46)	5,775	4.995	16
Equipment & facilities	989	1,165	(15)	2,588	937	176
Other	4	40	(90)	(1)	81	(101)
Acquisition	6,293	-	-	6,757	-	-
Total Capital Expenditures	9,987	5,499	82	16,940	10.615	60

Liquidity and Capital Resources

The Company had a revolving demand loan facility for up to a maximum of $17.3 million, with a Canadian financial institution at September 30, 2003. The Company recorded a working capital deficiency of $2.9 million and an outstanding bank loan of $5.6 million at September30, 2003 (net debt of $8.5 million) as compared to a working capital deficiency of $1.7 million and outstanding bank loan of $3.6 million (net debt $5.3 million) at September 30, 2002. On August 13, 2003, the Company raised $6.0 million gross ($5.6 million net of expenses) from the issue of 1.5 million shares through a private placement on a bought deal basis. On September 30th, the company raised $2.02 million ($2.02 million net) from the issue of 400,000 flow through shares at $5.05 per share.

On an ongoing basis the Company will typically utilize three sources of funding to finance its capital expenditure program; internally generated cash flow from operations, debt where deemed appropriate and new equity issues if available on favorable terms. When financing corporate acquisitions the Company may also assume certain future liabilities. In addition, the Company may adjust its capital expenditure program depending on the commodity price outlook.

Outlook

The Company is positioned for a very busy fourth quarter with 18 (9 net) wells planned in the quarter. The Company has currently identified over 30 drilling prospects for 2004. We continue to develop the Westerose Banff 'C' oil unit with the third water injection well and an additional producing well to be drilled in the fourth quarter. We will continue to focus our drilling program on gas targets in Central and West Central Alberta and we intend to pursue complimentary property or corporate acquisitions that will enhance the value of the Company.

The industry continues to be very competitive with the cost of land and drilling rigs remaining high. With increased commodity prices pushing up industry cash flows we are experiencing greater competition for quality drilling opportunities.

Forward Looking Statements *– Certain information regarding Bear Creek Ltd. set forth in this document, including management's assessment of Bear Creek Energy Ltd.'s future plans and operations, contains forward-looking statements that involve substantial known and unknown risks and uncertainties. These*

forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond Bear Creek Energy Ltd.'s control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, current fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Bear Creek Energy Ltd.'s actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Bear Creek Energy Ltd. will derive therefrom.

BEAR CREEK ENERGY LTD.
CONSOLIDATED
BALANCE SHEETS

	September 30, 2003 ($) (unaudited)	December 31, 2002 ($) (audited)
ASSETS *[note 3]*		
Current		
Accounts receivable	**2,979,703**	1,925,218
Prepaids and deposits	**84,283**	74,433
	3,063,986	1,999,651
Property and equipment *[note 4]*	**50,972,167**	38,888,713
	54,036,153	40,888,364
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	**6,007,401**	4,519,263
Bank operating loan *[note 3]*	**5,579,012**	8,900,355
	11,586,413	13,419,618
Future income taxes	**2,658,259**	3,249,323
Future site restoration	**370,674**	107,652
	14,615,346	16,776,593
Shareholders' equity		
Share capital *[note 5]*	**37,586,087**	23,855,505
Retained earnings	**1,834,720**	256,266
	39,420,807	24,111,771
	54,036,153	40,888,364

See accompanying notes

BEAR CREEK ENERGY LTD.
CONSOLIDATED STATEMENT OF OPERATIONS AND RETAINED EARNINGS
(unaudited)

	Three Months Ended September 30		Nine Months Ended September 30	
	2003 ($)	**2002 ($)**	**2003 ($)**	**2002 ($)**
REVENUE				
Petroleum and natural gas	**4,046,686**	2,716,999	**15,371,606**	8,586,481
Royalties, net of Alberta Royalty Tax Credit	**(998,255)**	(633,177)	**(4,005,303)**	(1,833,805)
	3,048,431	2,083,822	**11,366,303**	6,752,676
EXPENSES				
Operating	**962,463**	614,471	**2,712,622**	1,847,839
General and administrative	**561,582**	485,497	**1,954,748**	1,428,507
Interest	**125,244**	78,612	**401,702**	346,575
Depletion, depreciation and site restoration	**1,576,884**	846,373	**4,995,787**	2,697,358
	3,226,173	2,024,953	**10,064,859**	6,320,279
Income (loss) before income taxes	**(177,742)**	58,869	**1,301,444**	432,397
Income tax expense				
Current	**36,000**	23,178	**66,385**	72,871
Future	**(664,547)**	-	**(343,395)**	-
	(628,547)	23,178	**(277,010)**	72,871
NET INCOME (LOSS)	**450,805**	35,691	**1,578,454**	359,526
Retained earnings (deficit), beginning of period	**1,383,915**	54,262	**256,266**	(291,444)
Retained earnings, end of period	**1,834,720**	89,953	**1,834,720**	68,082
NET INCOME (LOSS) PER SHARE *(note 5)*				
Basic	$ 0.03	$ 0.00	$ 0.12	$ 0.04
Diluted	$ 0.03	$ 0.00	$ 0.12	$ 0.04

See accompanying notes

BEAR CREEK ENERGY LTD.
CONSOLIDATED STATEMENT OF CASH FLOWS
(unaudited)

	Three Months Ended September 30		Nine Months Ended September 30	
	2003	2002	2003	2002
	($)	($)	($)	($)
OPERATING ACTIVITIES				
Net income (loss)	**450,805**	35,691	**1,578,454**	359,526
Add items not requiring cash:				
Depletion, depreciation and site restoration	**1,576,884**	846,373	**4,995,787**	2,697,358
Future income tax expense	**(664,547)**		**(343,395)**	
Cash flow from operations	**1,363,142**	882,064	**6,230,846**	3,056,884
Change in non-cash working capital related to operations	**2,055,798**	2,009,860	**790,773**	2,564,327
Cash provided by operations	**3,418,940**	2,891,924	**7,021,619**	5,621,211
FINANCING ACTIVITIES				
Repayment of bank operating loan	**(6,940,878)**	(4,216,067)	**(3,667,403)**	(3,349,766)
Issue of common shares for cash, net of costs	**13,422,883**	8,103,966	**13,482,913**	8,343,097
Cash provided by financing activities	**6,482,005**	3,887,899	**9,815,510**	4,993,331
INVESTING ACTIVITIES				
Capital expenditures	**(9,987,145)**	(5,498,670)	**(16,940,129)**	(10,614,542)
Change in non-cash working capital related to investing activities	**86,200**	-	**103,000**	-
Cash used in investing activities	**(9,900,945)**	(5,498,670)	**(16,837,129)**	(10,614,542)
Net change in cash	-	-	-	-
Cash, beginning and end of period	-	-	-	-

See accompanying notes

BEAR CREEK ENERGY LTD.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

1. NATURE OF OPERATIONS

Bear Creek Ltd. is engaged primarily in the exploration for and the development and production of petroleum and natural gas in Western Canada.

On July 25, 2003, by business arrangement ("Arrangement"), Millennium Energy Inc. ("Millennium") acquired all of the issued and outstanding shares of Crossfield Gas Corp. ("Crossfield"), a private oil and natural gas company. Immediately following the acquisition, Millennium consolidated its shares on a one for fifteen basis and changed its name to Bear Creek Energy Ltd.

2. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements include the accounts of Bear Creek and its wholly owned subsidiaries.

These interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. These consolidated financial statements have been prepared following the same accounting policies and methods of application as the financial statements for the fiscal year ended December 31, 2002 except as described below. The disclosures provided below are incremental to those included with the annual financial statements. The interim consolidated financial statements should be read in conjunction with the financial statements and notes thereto in the Company's annual report for the year ended December 31, 2002. Because a precise determination of many assets and liabilities is dependant upon future events, the preparation of financial statements for a period involves the use of estimates and approximations, which are subject to measurement uncertainty.

3. BANK OPERATING LOAN

The Company has a $17.3 million revolving production loan facility with a Canadian financial institution that bears interest at its prime rate plus 0.25%. A general assignment of assets and a continuing debenture in the amount of $30 million has been pledged as collateral for loans under the facility.

At September 30, 2003 the effective interest rate on the amount outstanding under the facility was 4.75% (2002-5.00%). Cash interest paid for the nine months ended September 30, 2003 was $401,702 (2002-$346,575).

4. BUSINESS COMBINATION

On July 25, 2003, by business arrangement ("Arrangement"), Millennium Energy Inc. ("Millennium") acquired all of the issued and outstanding shares of Crossfield Gas Corp. ("Crossfield"), a private oil and natural gas company. In addition, the 2,791,333 Crossfield options not exercised were converted into Millennium options. Immediately following the acquisition, Millennium consolidated its shares on a one for fifteen basis and changed its name to Bear Creek Energy Ltd.

As a result of the arrangement, the former shareholders of Crossfield acquired control of Millennium. Accordingly, the transaction has been accounted for as a reverse takeover whereby Crossfield was deemed to be the acquirer of Millennium for accounting purposes. Comparative information presented in these consolidated financial statements is the information of Crossfield. The estimated fair value of the acquisition was $5,918,371 based upon the issuance of 1,989,415 shares. The determination of the $2.97 per share value was based upon the fair value of Crossfield's net assets at the date of the acquisition. The fair value of the purchase consideration has been allocated to Bear Creek's assets and liabilities as follows:

Calculation Of Purchase Price	**$**
Fair value of shares issued	5,918,371
Transaction costs	838,568
	6,756,939
Allocation of Purchase Price:	
Property and Equipment	6,800,326
Working capital	469,969
Long-term debt	(346,059)
Future site restoration and abandonment costs	(167,297)
	6,756,939

The Company has not yet completed its final evaluation of the assets acquired or the liabilities assumed. Therefore the purchase price adjustment is subject to change.

5. SHARE CAPITAL

Authorized

Unlimited number of voting commo n shares with no par value

Issued

	Number of Shares	$
Issue of flow-through common shares for cash (a)	4,257,015	7,902,900
Issue of common shares for cash (b)	4,946,565	11,477,536
Share issue costs	—	(706,515)
Balance, December 31, 2001	9,203,580	18,673,921
Issue of warrants for cash (c)	2,856,000	8,500,000
Issue of common shares for cash (d)	156,820	240,029
Tax benefits renounced related to flow-through shares (a)	—	(3,328,701)
Share issue costs, net of tax benefits of $167,188	—	(229,744)
Balance, December 31, 2002	12,216,400	23,855,505
Issue of common shares for cash (e)	10,962	30,015
Balance, March 31, 2003	12,227,362	23,885,520
Issue of common Shares for cash (e)	10,962	30,015
Tax benefits renounced related to flow-through shares (e)	—	(12,642)
Balance, June 30, 2003	12,238,324	23,902,893
Acquisition of Millennium Energy Inc. *[note 4]*	1,989,415	5,918,371
Issue of common shares for cash (f)	1,500,000	6,000,000
Stock options exercised	35,000	104,300
Issue of flow-through common shares for cash (g)	400,000	2,020,000
Share issue costs, net of tax benefits of $260,311	—	(359,477)

Balance, September 30, 2003	16,162,739	37,586,087

(a) In October and December 2001, the Company issued 3,018,015 and 1,239,000 flow through common shares for gross proceeds of $4,452,900 and $3,450,000, respectively. In accordance with the terms of the Company's flow-through share offerings, and pursuant to certain provisions of the *Income Tax Act* (Canada), the Company committed to renounce, for income tax purposes, exploration and development expenditures to the purchasers of its flow-through shares. During 2002, the Company renounced $2,380,000 (2001 - $5,522,800) of expenditures. The tax benefit renounced from this issue has been applied to share capital in 2002.

(b) In October and December 2001, the Company issued 3,388,785 and 1,557,780 common shares for gross proceeds of $8,068,535 and $3,409,001, respectively.

(c) In August 2002, the Company issued 2,856,000 special warrants for gross proceeds of $8,500,000. The special warrants were converted into commons shares at no additional cost to the warrant holder when Millennium acquired Crossfield.

(d) In February 2002, the Company issued 16,800 common shares for gross proceeds of $40,000. In April 2002, 105,013 common shares were issued for gross proceeds of $150,019. In June 2002, 35,007 common shares were issued for gross proceeds of $50,010.

(e) In March 2003, the Company issued 10,962 flow-through shares for gross proceeds of $30,015 to a newly appointed officer. During 2003, the company renounced $30,015 of expenditures. In April 2003, the Company issued an additional 10,962 common share for gross proceeds of $30,015 to the same officer.

(f) In August 2003, the Company issued 1,500,000 common shares for gross proceeds of $6,000,000.

(g) In September 2003, the Company issued 400,000 flow-through shares to two existing shareholders for gross proceeds of $2,020,000. The Company has committed to renounce, for income tax purposes, exploration and development expenditures to the purchasers of the flow-through shares by December 31, 2003.

Stock options

The Company has established a stock option plan whereby options may be granted to the Company's directors, officers and employees for up to 950,000 common shares. In addition at September 30, 2003 an additional 1,102,360 incentive options were outstanding under Crossfield's former stock option plan and an additional 114,866 options were outstanding under Millennium's former stock option plan. The former Millennium options all expire on July 24, 2004. The minimum exercise price of each option when granted will equal the closing price of the Company share on the day prior to grant. An option's maximum term is 5 years and the options vest equally over 3 years beginning on the first anniversary of the date the option is granted. The following is a continuity of stock options outstanding for which shares have been reserved:

Stock Options	Options	Weighted Average Exercise Price ($)
December 31, 2001	—	—
Granted	1,158,360	2.98
Exercised	—	—
December 31, 2002	1,158,360	2.98
Cancelled	(112,000)	
Granted	126,000	2.98
June 30, 2003	1,172,360	2.98

Millennium options	114,866	2.67
Exercised	(35,000)	2.98
Cancelled	(70,000)	2.98
Granted	45,000	3.80
September 30, 2003	1,227,226	2.98

The following summarized information about stock options outstanding at September 30, 2003:

Grant Price	Number Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable (Vested)	Weighted Average Exercise Price (Vested)
$2.98	1,067,360	3.6 years	$2.98	352,228	$2.98
$2.25-3.75	114,866	.8 years	$2.67	114,866	$2.67
$3.80	45,000	5 years	$3.80	0	
	1,227,226	3.4 years	$2.98	467,094	$2.90

Warrants
The Company has 333,333 warrants outstanding that are convertible to common shares at an exercise price of $5.40 per share. These warrants are exercisable between July 25, 2004 and July 24, 2006.

Stock-based compensation
On January 1, 2003, the Company prospectively adopted the new CICA standard for stock-based compensation. The new standard requires that stock-based payments to non-employees, direct awards of stock and awards that call for settlement in cash or other assets be accounted for using the fair value method of accounting. The fair value method is encouraged for other stock-based compensation plans, but other methods of accounting are permitted. Under the fair value method, compensation expense is measured at the grant date and recognized over the service period.
The Company has chosen to recognize no compensation expense when stock options with no cash settlement features are granted to employees and directors under its stock option plan. Any consideration paid by employees or directors on the exercise of stock options is credited to share capital. As the fair value method is not used, pro forma disclosure is made of earnings or losses and the related per share amounts as if the fair value method had been used. Using the fair value method of accounting for stock based compensation pro forma net income (loss) approximates actual net income (loss).

As the accounting policy has been applied prospectively, disclosure for awards granted prior to January 1, 2003 has been omitted.

Per share amounts

Weighted Average Common Shares	Three Months Ended September30,2003	Nine Months Ended September30,2003
Basic	**14,522,675**	**13,008,141**
Diluted	**14,771,902**	**13,257,368**

6. FINANCIAL INSTRUMENTS

Financial instruments recognized on the balance sheet consist mainly of accounts receivable, accounts payable and accrued liabilities and bank operating loan. As at September 30, 2003 and December 31, 2002 there are no significant differences between the carrying amounts of these instruments on the balance sheets and their estimated fair values.

As at September 30, 2003, the company had the following hedges outstanding:

Crude oil swap referenced to WTI index	**Quantity/Day**	**Price/Barrel**
January 1 to December 31, 2003	250 barrels	US$25.67
Natural gas costless collar referenced to AECO	**Quantity/Day**	**Price/Gigajoule**
April 1, 2003 to October 31, 2003	1000 gigajoules	$4.50 - $6.00

7. SUBSEQUENT EVENT

In November 2003 the Company entered into an agreement to sell 200 barrels per day of crude oil for the period from January 1, 2004 through June 30, 2004 under a costless collar arrangement with a floor of US$26.00/bbl WTI and a ceiling of US$31.55/bbl WTI.

CORPORATE INFORMATION

DIRECTORS

Martin A. Lambert (2) (3)
Chairman
Bear Creek Energy Ltd.
Partner
Bennett Jones LLP
Calgary, Alberta

Geoffrey A. Cumming (1) (4)
Vice Chairman
Gardiner Group Capital Ltd.
Auckland, New Zealand

Martin Hislop (1) (4)
Chief Executive Officer
APF Energy Ltd.
Calgary, Alberta

Garry Tanner (1) (2) (3)
Senior Vice President
and Chief Operating Officer
EnerPlus Resources Fund
Calgary, Alberta

Russell J. Tripp
President and Chief Executive Officer
Bear Creek Energy Ltd.
Calgary, Alberta

(1) Member of Audit Committee
(2) Member of Compensation Committee
(3) Member of Reserve Committee
(4) Member of Corporate Governance Committee
Environment, Health and Safety, Matters are addressed by the entire Board of Directors

OFFICERS

Russell J. Tripp, LL.B, P.Land
President and
Chief Executive Officer

Neil G. Bokenfohr, B.Sc., P.Eng.
Vice President, Engineering

Douglas C. Hibbs, B.Sc., P.Geol
Vice President, Exploration

R. Alan Steele, CMA
Vice President, Finance & CFO

Korby Zimmerman, B.Comm., PLM
Vice President, Land

PROFESSIONAL STAFF

Heather Christie-Burns, B.Sc., P.Eng.
Senior Engineer

C.E. (Cal) Jaycock, B.Sc., P.Geol.
Senior Geologist

Elisabeth More, B.Sc., P.Geol.
Senior Geologist

Andrew Wiacek, M.Sc., P.Geoph.
Manager, Geophysics

Kenneth E. Wing, B.Sc., P.Eng.
Manager of Operations

CORPORATE OFFICE

Bear Creek Energy Ltd.
1240, 407 - 2nd Street S.W.
Calgary Alberta
T2P 2Y3
Telephone: (403) 517-3700
Facsimile: (403) 517-3711
Website:
www.bearcreekenergy.com

BANKER

ATB Financial
239 - 8th Avenue S.W.
Oil & Gas Dept. 2nd Floor
Calgary, Alberta
T2P 1B9

SOLICITOR

Bennett Jones LLP
4500 Bankers Hall East
855 - 2nd Street S.W.
Calgary, Alberta
T2P 4K7

AUDITOR

Ernst & Young LLP
1000, 440 - 2nd Avenue S.W.
Calgary, Alberta
T2P 5E9

CONSULTING ENGINEERS

Gilbert Laustsen Jung Associates Ltd.

4100, 400 - 3rd Avenue S.W.
Calgary, Alberta

T2P 4H2

Management's Discussion And Analysis

This Management's Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited consolidated interim statements for the three months ended March 31, 2004 and March 31, 2003, and the audited consolidated financial statements of the year ended December 31, 2003.

Basis of Presentation – The financial data presented below has been prepared in accordance with Canadian generally accepted accounting principles. The reporting and the measurement currency is the Canadian dollar.

Non-GAPP Measurements – The Management's Discussion and Analysis contains the term cash flow from operations, which should not be considered an alternative to, or more meaningful than cash flow from operating activities as determined in accordance with Canadian generally accepted accounting principles as an indicator of the Company's performance. Bear Creek's determination of cash flow from operations may not be particularly comparable to that reported by other companies, especially those in other industries. The reconciliation between net income and cash flow from operations can be found in the consolidated statements of cash flows in the audited consolidated financial statements. The Company also presents cash flow from operations per share whereby per share amounts are calculated using weighted average shares outstanding consistent with the calculation of earnings per share.

BOE Presentation – The term barrels of oil equivalents (BOE) may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All BOE conversions in the report are derived by converting gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil.

PETROLEUM AND NATURAL GAS SALES

Petroleum and natural gas revenues increased 19 percent to $7.6 million for the three months ended March 31, 2004, as compared to $6.4 million for the same period in 2003. This increase was a result of increased sales volumes for the period offset with a smaller impact from lower gas and NGL prices. Gas volumes increased by 43 percent to 5.7 mmcf per day from 4.0 mmcf per day in 2003. Oil volumes increased 27 percent to 889 bbl per day from 706 bbl per day and NGL volumes decreased by 13 percent to 244 bbl per day from the 280 bbl per day from the first quarter of 2003. The increased volumes were a result of drilling that focused on gas opportunities in Westerose and Sunchild areas while the oil increases were a combination of our new Saskatchewan volumes as well as the new oil play in our Sakwatamau area.

	Three Months Ended March 31		
Average daily production volumes	**2004**	2003	%
Natural gas (mcf/d)	**5,737**	4,008	43
Oil (bbl/d)	**899**	706	27
NGL's (bbl/d)	**244**	280	(13)
Total (boe/d)	**2,099**	1,653	27

Prices for natural gas decreased 14 % to $6.68 per mcf in the first quarter from $7.76 in the same quarter of 2003. Oil prices were up marginally to $ 40.10 per bbl as compared to $39.88 for the first quarter of 2003, while NGL's were down 16 % to $34.83 per bbl as compared to $41.40 in 2003. Prices are net of oil hedge transaction costs of $86,775 in the first quarter of 2004 or $1.06 per bbl as compared to $276,028 or $4.35 per bbl in 2003. There were no gas hedges in place for the first quarter of 2004 while the costs in 2003 were $147,124 or $0.41 per mcf. These contracts are used as a method to provide downside protection for our cash flow.

	Three Months Ended March 31	
Average prices per unit of production	**2004**	2003
Gas		
Gross $/mcf (before hedge)	**6.68**	8.17
Hedge gain/(loss) $/mcf	–	(0.41)
Net $/mcf	**6.68**	7.76
Oil		
Gross $/bbl (before hedge)	**41.16**	44.23
Hedge gain / (loss) $/bbl	**(1.06)**	(4.35)
Net $/bbl	**40.10**	39.88
NGL's		
Gross $/bbl (before hedge)	**34.83**	41.40
Hedge gain / (loss) $/bbl	–	–
Net $/bbl	**34.83**	41.40

CASH FLOW AND NET INCOME

The Company generated cash flow from operations of $3.9 million ($0.23 per share) in the first quarter of 2004 as compared to $2.7 million ($0.22 per share) in the first quarter of 2003. The increased cash flow for the comparative quarter of 2003 is a result of strong production increases realized which were offset by reduced prices for gas and NGL's.

The Company recorded net income of $1.1 million in the first quarter of 2004 compared to income of $0.5 million in the first quarter of 2003. The increase in income in the first quarter is a result of production increases, lowering production cost per boe, general and administrative charges per boe and reduced royalty per boe charges due to a royalty holiday on new oil production.

	Three Months Ended March 31		
	2004	2003	% Change
Cash flow from operations – per share			
Basic	**$ 0.23**	$ 0.22	5
Diluted	**$ 0.22**	$ 0.22	–
Net income – per share			
Basic	**$ 0.06**	$ 0.04	50
Diluted	**$ 0.06**	$ 0.04	50

ROYALTIES

Royalties for the first quarter of 2004 were $1.6 million as compared to $1.7 million in the first quarter of 2003. Royalties in the first quarter of 2004 decreased as a percentage of sales as compared to 2003 as a result of royalty relief received on oil production in a new pool discovery and reduced rates on natural gas as a result of the lower prices.

	Three Months Ended March 31		
Royalty Category	**2004**	2003	% Change
Crown	**779,686**	1,500,867	(48)
Freehold	**625,856**	249,700	151
Override	**207,493**	140,828	47
ARTC	**(77,239)**	(215,000)	(64)
FH Tax	**48,756**	27,537	77
Total Royalty	**1,584,552**	1,703,932	(7)

OPERATING EXPENSES

Operating expenses for the first quarter of 2004 were $1,165,351 as compared to $945,638 for the first quarter of 2003. On a per unit basis, the 2004 cost of $6.10 per boe is down slightly in comparison to the first quarter of 2003, which was $6.35 per boe.

OPERATING NETBACK

The operating netback for the three months ended March 31, 2004, of $25.28 per boe has increased marginally when compared to the same period in 2003 of $25.03 per boe.

	Three Months Ended March 31		
Operating Netback	**2004**	2003	% Change
$/boe			
Sales price	**39.68**	42.83	(7)
Royalties	**(8.30)**	(11.45)	(28)
Operating expense	**(6.10)**	(6.35)	(4)
Operating Netback	**25.28**	25.03	1

GENERAL AND ADMINISTRATIVE EXPENSES

Bear Creek has not capitalized any G&A in current or prior years. For the three month period ended March 31, 2004, the Company had net G&A expenses of $816,777 (including $60,939 for stock based compensation expense) compared to $860,117 for same prior year period. On a per unit basis the costs in the first quarter of 2004 were $3.96 per boe compared to 2003 costs of $5.78 per boe. Increased levels of activity and expanding capital programs have increased our staff count and administrative costs for 2004, while one time severance costs of $400,000 impacted the first quarter of 2003.

	Three Months Ended March 31		
G&A Expense	**2004**	2003	% Change
G&A expense (gross)	**876,077**	946,011	(7)
Overhead recoveries	**(59,300)**	(85,894)	(31)
G&A expense (net)	**816,777**	860,117	(5)
G&A expense $ / boe (net)	**3.96**	5.78	(31)

INTEREST EXPENSE

In the three month period ended March 31, 2004, the Company recorded an interest expense of $131,783, an increase from $121,795 in the first quarter of 2003. The increase is a result of a higher draw on our operating bank line and interest costs incurred for flow through funds not spent by the end of February.

DEPLETION, DEPRECIATION AND ACCRETION (DD&A)

Depletion and deprecation in the first quarter of 2004 was $2.4 million as compared to the first quarter of 2003, which was $1.7 million for a 41 percent increase. The increase is a combination of increased production volumes and increased per unit costs as result of finding costs and the increase to our asset book value from the new asset retirement obligations booking (see Note #2). Accretion in the first quarter of 2004 was $21,683 as compared to the first quarter of 2003, which was $11,255 for a 93 percent increase. The increase is due to additional liabilities assumed from the Millennium acquisition and yearly activities.

	Three Months Ended March 31		
($)	**2004**	2003	% Change
Depletion and depreciation	**2,406,052**	1,710,903	41
Accretion	**21,683**	11,255	93
Cost per boe			
Depletion and depreciation	**12.60**	11.50	10
Accretion	**0.11**	0.08	38

TAXES

For the three month period ended March 31, 2004, the Company recorded a current tax expense of $31,579 and future tax expense of $368,101 as compared to the $20,000 current tax expense and $516,000 future tax expense recorded in the first quarter of 2003. The current tax expense is comprised only of large corporation tax that is a capital based tax, and the Company did not pay any current income taxes for 2004 or 2003.

CAPITAL EXPENDITURES

During the first quarter of 2004, the Company drilled 11 (4.8 net) wells resulting in 3 (1.0 net) gas wells, 6 (3.1 net) oil wells, and 2 (0.7 net) D&A wells for a 82 percent success rate. Capital expenditures during the first quarter of 2004, increased to $9.0 million from the $4.1 million incurred in the comparable 2003 period as drilling increased to 11 wells in 2004 from 2 in 2003.

	Three Months Ended March 31		
Capital Expenditures ($000s)	**2004**	2003	% Change
Land acquisitions	**1,447**	148	878
Geological & geophysical	**606**	135	349
Drilling & completions	**5,477**	2,468	122
Equipment & facilities	**1,670**	1,357	23
Other	**8**	(7)	(214)
Asset Retirement Obligation PP&E adjustment	**143**	12	1092
Corporate acquisition	**(312)**	–	–
Total capital expenditures	**9,039**	4,113	120

LIQUIDITY AND CAPITAL RESOURCES

The Company had a revolving demand loan facility for up to a maximum of $24 million, with a Canadian financial institution at March 31, 2004. The Company recorded a working capital deficiency of $0.8 million and an outstanding bank loan of $4.5 million at March 31, 2004 (net debt of $5.3 million) as compared to a working capital deficiency of $2.4 million and outstanding bank loan of $10.4 million (net debt $12.8 million) at March 31, 2003.

During the first quarter of 2004, the Company closed a private placement equity offering of 2,532,500 shares at $4.75 per share for gross proceeds of $12,029,375 which was used to reduce debt and provide additional funds for the 2004 capital program.

On an ongoing basis the Company will typically utilize three sources of funding to finance its capital expenditure program; internally generated cash flow from operations, debt where deemed appropriate and new equity issues if available on appropriate terms. When financing corporate acquisitions the Company may also assume certain future liabilities. In addition, the Company may adjust its capital expenditure program depending on the commodity price outlook.

CHANGES IN ACCOUNTING POLICIES DURING THE CURRENT FISCAL YEAR

The Company has implemented the following new and amended standards in 2004 with the following impact on the 2003 financial statements where retroactive application was required:

Asset retirement obligation

The Canadian Institute of Chartered Accountants ("CICA") issued Section 3110 which requires the recognition of the fair value of the retirement obligation for related long term assets as a liability. Retirement costs equal to the retirement obligation are capitalized as part of the cost of the associated capital cost and amortized to expense through depletion over the life of the asset. In subsequent periods, the liability is adjusted for the passage of time and for any changes in the amount or timing of the underlying future cash flows. This standard was adopted January 1, 2004 and prior period comparative balances have been restated. As a result of implementation, the standard had the following effects on the Company's consolidated financial statements:

($000s)	January 1, 2004
Changes to consolidated balance sheet	
Increase to property, plant and equipment (net of accumulated depletion and depreciation)	1,698
Increase to asset retirement obligation	1,750
Decrease to future income tax liability	20
Impact to retained earnings	32

The implementation of new accounting policies in 2004 relating to asset retirement obligation have resulted in the restatement of previously reported annual and quarterly net income. The restatements were required under the transitional provisions of the respective accounting standards.

The following table illustrates the restatement impact of new accounting policies on quarterly net income for 2003.

	2003				
($000s)	Q1	Q2	Q3	Q4	Total
Net income before changes in accounting policy	513	614	451	(319)	1,259
Increase (decrease) in net income					
Depletion expense	(52)	(47)	(57)	(67)	(223)
Asset retirement accretion expense	(11)	(12)	(18)	(20)	(61)
Site restoration expense	34	32	25	40	131
Future income tax recovery/expense				(5)	(5)
Net income after changes in accounting policy	484	587	401	(371)	1,101

Full cost accounting

In September 2003 the CICA issue Accounting Guideline 16 "Oil and Gas Accounting – Full Cost". The Guideline modifies the ceiling test, which limits the aggregate capitalized costs that may be carried forward to future periods. Specific new guidance was provided on several issues, including the frequency of conducting impairment tests, the testing for recoverability and the method of determining fair value. The Guideline recommends the impairment test should be conducted at each balance sheet date. Recovery of costs is tested by comparing the carrying amount of the oil and natural gas assets to the undiscounted cash flows from those assets using proved reserves and expected future prices and costs. If the carrying

amount exceeds the recoverable amount, then impairment should be recognized on the amount by which the carrying amount of the assets exceeds the present value of expected cash flows using proved and probable reserves and expected future prices and costs. The effective date of the Guideline is for fiscal years beginning on or after January 1, 2004. After implementation it was determined that no impairment existed and the standard did not have an impact of the Company's consolidated financial statements.

OUTLOOK

The Company has currently identified over 30 drilling prospects for 2004. Of these 11 (4.8 net) wells have been drilled in the first quarter of 2004 resulting in 3 (1.0 net) gas wells, 6 (3.1 net) oil wells, and 2 (0.7 net) D&A wells for a 82 percent success rate. The industry continues to be very competitive with the cost of land and services remaining high. With increased commodity prices pushing up industry cash flows we are experiencing greater competition for quality drilling opportunities.

Successful drilling in the last quarter of 2003 and early 2004 has left the Company with a number of development based projects to compliment the ongoing drilling program. The drilling program will continue to focus on natural gas and light oil targets in West Central Alberta and light oil projects in Southeast Saskatchewan. The Company also intends to pursue complimentary property or corporate acquisitions that will enhance the value of the Company.

Forward Looking Statements – Certain information regarding Bear Creek Ltd. set forth in this document, including management's assessment of Bear Creek Energy Ltd.'s future plans and operations, contains forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond Bear Creek Energy Ltd.'s control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, current fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Bear Creek Energy Ltd.'s actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Bear Creek Energy Ltd. will derive there from.


BEAR CREEK
ENERGY LTD.
Q1 2004
TSX: BCK

Highlights

- Cash flow from operations increased to $3.9 million, up 44% from Q1 2003 and 89% from Q4 2003
- Earnings increased by 117% to $1.05 million or 50% on a per share basis to $0.06
- Bank debt and working capital deficiency decreased 59% to $5.3 million as a result of a successful $12 million equity financing in the quarter
- Operating netback was up 1% to $25.28 per boe, despite lower commodity prices
- Operating expenses improved to $6.10 per boe, down 4% from Q1 2003 and 26% lower than Q4 2003
- Production rose to 2,099 boe/d, up 27% from Q1 2003 and 19% from Q4 2003
- An additional 1,000 boe/d of estimated production is awaiting completions, tie-ins or approvals for GPP or secondary recovery
- Active drilling program of 11 (4.8 net) wells resulted in 3 (1.0 net) gas wells, 6 (3.1 net) oil wells and 2 (0.7 net) dry holes for a 82% success rate
- Exploration success at Sakwatamau in our West Central Alberta focus region resulted in a significant new oil pool discovery
- Capital budget was expanded to $30 million to fund increased development and facility costs associated with recent exploration successes at Westerose, Brazeau, Sakwatamau and Hazelwood
- 2004 exit production target was increased to 3,500 boe/d

Financial & Operating Highlights

Three Months Ended	**2004**	2003	% change
FINANCIAL (000s, except share amounts)			
Gross oil and natural gas revenue	**7,576**	6,374	19
Cash flow from operations	**3,908**	2,722	44
Per share basic ($)	**0.23**	0.22	5
Per share diluted ($)	**0.22**	0.22	–
Net Income	**1,051**	484	117
Per share basic ($)	**0.06**	0.04	50
Per share diluted ($)	**0.06**	0.04	50
Capital Expenditures (net)	**9,039**	4,113	120
Bank debt and working capital deficiency	**(5,294)**	(12,768)	(59)
Shares outstanding (000s)			
At period end	**19,638**	12,227	61
Weighted average during period, basic	**17,180**	12,216	41
Weighted average during period, diluted	**17,603**	12,216	44
OPERATING			
Production			
Natural gas (mcf/d)	**5,737**	4,008	43
Oil (bbls/day)	**899**	706	27
NGL's (bbls/d)	**244**	280	(13)
Oil equivalent (boe/d) (6:1)	**2,099**	1,653	27
Average wellhead prices			
Natural gas ($/mcf)	**6.68**	7.76	(14)
Oil ($/bbl)	**40.10**	39.88	1
NGL's ($/bbl)	**34.83**	41.40	(16)
Operating netback ($/boe)	**25.28**	25.03	1
Operating expense ($/boe)	**6.10**	6.35	(4)
Wells Drilled			
Gross	**11**	2	450
Net	**4.8**	2	140
Net success rate	**82%**	50%	
Undeveloped land (net acres)	**42,000**	33,000	27

Exploration and Operations Highlights

Our first quarter drilling program concentrated on new natural gas and light oil projects in Sakwatamau and Brazeau in our West Central Alberta focus region and Hazelwood in Southeast Saskatchewan. We have enjoyed early success in these new project areas and believe they each have the potential to grow into core properties to compliment our cornerstone Westerose asset in West Central. We drilled a total of 11 (4.8 net) wells in the quarter resulting in 3 (1.0 net) gas wells, 6 (3.1 net) oil wells and 2 (0.7 net) dry holes.

The highlight of our first quarter exploration program was a significant new light oil pool discovery in the Sakwatamau area of West Central Alberta. Bear Creek generated the prospect internally, posted and acquired the land at a Crown sale and drilled the discovery well 100%. We produced the 11-16 discovery well at rates exceeding 600 bbl/d for a period of 25 days until we reached our production allowable of 15,000 barrels. The 11-16 well is now restricted to 60 bbl/d. Once we delineate the pool and obtain approval for GPP or secondary recovery, we will be able to produce the discovery well and any successful development wells at their productive capabilities. Bear Creek owns a 100% interest in the section containing the discovery well and owns or has the right to earn interests ranging from 60% to 100% in several offsetting sections of land. We are nearing completion of a 5 mile all weather road to provide year round access for production and development operations. We plan to commence an active development drilling program in June.

At Hazelwood we commenced pipeline construction and installation of a 6,500 bbl/d oil battery prior to proceeding with a vertical and horizontal drilling program to fully develop the Mississippian Tilston oil pool we discovered with our 4-35 well in Q4 2003. During the first quarter, Bear Creek (50%) drilled a second new pool discovery well at 14-3 and shot an additional 15 square kilometers of seismic to delineate this new pool and pursue additional exploration leads on offsetting lands. An active drilling and land acquisition program is planned for Q2 and Q3 at Hazelwood.

We drilled 2 (0.65 net) successful gas wells at Brazeau during the quarter. One of the wells was completed and tied in as a Jurrasic gas well during the quarter. Production declined more rapidly than we had hoped and we are planning to recomplete upper zones in the well in the second quarter. The second well appears to be connected to an existing Elkton/Shunda gas pool and, although the well is only estimated to add 50 boe/d net in the second quarter, it has the potential to add significant gas reserves. A third gas well was successfully completed in the Mannville and is expected to add 75 boe/d net when it comes on stream late June.

PRODUCTION GROWTH, IMPROVED OPERATING EFFICIENCIES AND FINANCIAL PERFORMANCE

Production for the first quarter grew to an average of 2,099 boe/d, up 43% from 1,653 boe/d in the prior year period and 29% higher than our fourth quarter average of 1,757 boe/d. At the end of the first quarter Bear Creek had an estimated 500 bbl/d of shut in oil production at Sakwatamau waiting on pool delineation and GPP or waterflood approvals, 150 bbl/d of shut in oil production at Westerose waiting on GPP approval and 400 boe/d of behind pipe gas waiting on the tie-in of 2 wells at Brazeau, 1 well at Garrington and 1 well at Westerose.

Our first quarter operating costs dropped to $6.10 per boe, representing a minor decrease from the $6.35 first quarter 2003 cost but a significant decrease from the $8.26 we incurred in the fourth quarter due to large one-time costs associated with the major turnaround at the Rimbey gas plant.

Despite the lower commodity prices and a significantly higher exchange rate for the Canadian dollar, production gains resulted in increased revenue, cash flow and net income compared to the prior year period. Revenue climbed 19% to $7.57 million, cash flow was up 44% to $3.9 million and net income jumped 117% to 1.05 million.

We completed a $12 million bought deal financing at $4.75 per share in the quarter to strengthen our balance sheet and enable the company to expand its 2004 capital budget to $30 million. Accordingly, our bank debt and working capital deficiency was reduced to $5.2 million, down 59% from the $12.7 million posted in the first quarter 2003.

OUTLOOK AND GUIDANCE

Based on the encouraging results of our exploration program over the past 2 quarters we expanded our 2004 capital program to $30 million. Although we have increased our year end exit target to 3,500 boe/d, our average 2004 production target remains at 2,500 boe/d. The majority of the expected 1,000 boe/d of shutin and behind pipe volumes are not forecast to come on stream until the latter part of the year and accordingly we are forecasting second quarter 2004 production comparable to our first quarter volumes.

We are very pleased with the number of lower risk development locations now included in our capital program and we remain excited about the depth, diversity and risk/reward potential of our exploration inventory.



Russell J. Tripp
President and Chief Executive Officer

Management's Discussion And Analysis

This Management's Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited consolidated interim statements for the three months ended March 31, 2004 and March 31, 2003, and the audited consolidated financial statements of the year ended December 31, 2003.

Basis of Presentation – The financial data presented below has been prepared in accordance with Canadian generally accepted accounting principles. The reporting and the measurement currency is the Canadian dollar.

Non-GAPP Measurements – The Management's Discussion and Analysis contains the term cash flow from operations, which should not be considered an alternative to, or more meaningful than cash flow from operating activities as determined in accordance with Canadian generally accepted accounting principles as an indicator of the Company's performance. Bear Creek's determination of cash flow from operations may not be particularly comparable to that reported by other companies, especially those in other industries. The reconciliation between net income and cash flow from operations can be found in the consolidated statements of cash flows in the audited consolidated financial statements. The Company also presents cash flow from operations per share whereby per share amounts are calculated using weighted average shares outstanding consistent with the calculation of earnings per share.

BOE Presentation – The term barrels of oil equivalents (BOE) may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All BOE conversions in the report are derived by converting gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil.

PETROLEUM AND NATURAL GAS SALES

Petroleum and natural gas revenues increased 19 percent to $7.6 million for the three months ended March 31, 2004, as compared to $6.4 million for the same period in 2003. This increase was a result of increased sales volumes for the period offset with a smaller impact from lower gas and NGL prices. Gas volumes increased by 43 percent to 5.7 mmcf per day from 4.0 mmcf per day in 2003. Oil volumes increased 27 percent to 889 bbl per day from 706 bbl per day and NGL volumes decreased by 13 percent to 244 bbl per day from the 280 bbl per day from the first quarter of 2003. The increased volumes were a result of drilling that focused on gas opportunities in Westerose and Sunchild areas while the oil increases were a combination of our new Saskatchewan volumes as well as the new oil play in our Sakwatamau area.

	Three Months Ended March 31		
Average daily production volumes	**2004**	2003	%
Natural gas (mcf/d)	**5,737**	4,008	43
Oil (bbl/d)	**899**	706	27
NGL's (bbl/d)	**244**	280	(13)
Total (boe/d)	**2,099**	1,653	27

Prices for natural gas decreased 14 % to $6.68 per mcf in the first quarter from $7.76 in the same quarter of 2003. Oil prices were up marginally to $ 40.10 per bbl as compared to $39.88 for the first quarter of 2003, while NGL's were down 16 % to $34.83 per bbl as compared to $41.40 in 2003. Prices are net of oil hedge transaction costs of $86,775 in the first quarter of 2004 or $1.06 per bbl as compared to $276,028 or $4.35 per bbl in 2003. There were no gas hedges in place for the first quarter of 2004 while the costs in 2003 were $147,124 or $0.41 per mcf . These contracts are used as a method to provide downside protection for our cash flow.

	Three Months Ended March 31	
Average prices per unit of production	**2004**	2003
Gas		
Gross $/mcf (before hedge)	**6.68**	8.17
Hedge gain/(loss) $/mcf	-	(0.41)
Net $/mcf	**6.68**	7.76
Oil		
Gross $/bbl (before hedge)	**41.16**	44.23
Hedge gain / (loss) $/bbl	**(1.06)**	(4.35)
Net $/bbl	**40.10**	39.88
NGL's		
Gross $/bbl (before hedge)	**34.83**	41.40
Hedge gain / (loss) $/bbl	-	-
Net $/bbl	**34.83**	41.40

CASH FLOW AND NET INCOME

The Company generated cash flow from operations of $3.9 million ($0.23 per share) in the first quarter of 2004 as compared to $2.7 million ($0.22 per share) in the first quarter of 2003. The increased cash flow for the comparative quarter of 2003 is a result of strong production increases realized which were offset by reduced prices for gas and NGL's.

The Company recorded net income of $1.1 million in the first quarter of 2004 compared to income of $0.5 million in the first quarter of 2003. The increase in income in the first quarter is a result of production increases, lowering production cost per boe, general and administrative charges per boe and reduced royalty per boe charges due to a royalty holiday on new oil production.

	Three Months Ended March 31		
	2004	2003	% Change
Cash flow from operations – per share			
Basic	**$ 0.23**	$ 0.22	5
Diluted	**$ 0.22**	$ 0.22	-
Net income – per share			
Basic	**$ 0.06**	$ 0.04	50
Diluted	**$ 0.06**	$ 0.04	50

ROYALTIES

Royalties for the first quarter of 2004 were $1.6 million as compared to $1.7 million in the first quarter of 2003. Royalties in the first quarter of 2004 decreased as a percentage of sales as compared to 2003 as a result of royalty relief received on oil production in a new pool discovery and reduced rates on natural gas as a result of the lower prices.

	Three Months Ended March 31		
Royalty Category	**2004**	2003	% Change
Crown	**779,686**	1,500,867	(48)
Freehold	**625,856**	249,700	151
Override	**207,493**	140,828	47
ARTC	**(77,239)**	(215,000)	(64)
FH Tax	**48,756**	27,537	77
Total Royalty	**1,584,552**	1,703,932	(7)

OPERATING EXPENSES

Operating expenses for the first quarter of 2004 were $1,165,351 as compared to $945,638 for the first quarter of 2003. On a per unit basis, the 2004 cost of $6.10 per boe is down slightly in comparison to the first quarter of 2003, which was $6.35 per boe.

OPERATING NETBACK

The operating netback for the three months ended March 31, 2004, of $25.28 per boe has increased marginally when compared to the same period in 2003 of $25.03 per boe.

	Three Months Ended March 31		
Operating Netback	**2004**	2003	% Change
$/boe			
Sales price	**39.68**	42.83	(7)
Royalties	**(8.30)**	(11.45)	(28)
Operating expense	**(6.10)**	(6.35)	(4)
Operating Netback	**25.28**	25.03	1

GENERAL AND ADMINISTRATIVE EXPENSES

Bear Creek has not capitalized any G&A in current or prior years. For the three month period ended March 31, 2004, the Company had net G&A expenses of $816,777 (including $60,939 for stock based compensation expense) compared to $860,117 for same prior year period. On a per unit basis the costs in the first quarter of 2004 were $3.96 per boe compared to 2003 costs of $5.78 per boe. Increased levels of activity and expanding capital programs have increased our staff count and administrative costs for 2004, while one time severance costs of $400,000 impacted the first quarter of 2003.

	Three Months Ended March 31		
G&A Expense	**2004**	2003	% Change
G&A expense (gross)	**876,077**	946,011	(7)
Overhead recoveries	**(59,300)**	(85,894)	(31)
G&A expense (net)	**816,777**	860,117	(5)
G&A expense $ / boe (net)	**3.96**	5.78	(31)

INTEREST EXPENSE

In the three month period ended March 31, 2004, the Company recorded an interest expense of $131,783, an increase from $121,795 in the first quarter of 2003. The increase is a result of a higher draw on our operating bank line and interest costs incurred for flow through funds not spent by the end of February.

DEPLETION, DEPRECIATION AND ACCRETION (DD&A)

Depletion and deprecation in the first quarter of 2004 was $2.4 million as compared to the first quarter of 2003, which was $1.7 million for a 41 percent increase. The increase is a combination of increased production volumes and increased per unit costs as result of finding costs and the increase to our asset book value from the new asset retirement obligations booking (see Note #2). Accretion in the first quarter of 2004 was $21,683 as compared to the first quarter of 2003, which was $11,255 for a 93 percent increase. The increase is due to additional liabilities assumed from the Millennium acquisition and yearly activities.

	Three Months Ended March 31		
($)	**2004**	2003	% Change
Depletion and depreciation	**2,406,052**	1,710,903	41
Accretion	**21,683**	11,255	93
Cost per boe			
Depletion and depreciation	**12.60**	11.50	10
Accretion	**0.11**	0.08	38

TAXES

For the three month period ended March 31, 2004, the Company recorded a current tax expense of $31,579 and future tax expense of $368,101 as compared to the $20,000 current tax expense and $516,000 future tax expense recorded in the first quarter of 2003. The current tax expense is comprised only of large corporation tax that is a capital based tax, and the Company did not pay any current income taxes for 2004 or 2003.

CAPITAL EXPENDITURES

During the first quarter of 2004, the Company drilled 11 (4.8 net) wells resulting in 3 (1.0 net) gas wells, 6 (3.1 net) oil wells, and 2 (0.7 net) D&A wells for a 82 percent success rate. Capital expenditures during the first quarter of 2004, increased to $9.0 million from the $4.1 million incurred in the comparable 2003 period as drilling increased to 11 wells in 2004 from 2 in 2003.

	Three Months Ended March 31		
Capital Expenditures ($000s)	**2004**	2003	% Change
Land acquisitions	**1,447**	148	878
Geological & geophysical	**606**	135	349
Drilling & completions	**5,477**	2,468	122
Equipment & facilities	**1,670**	1,357	23
Other	**8**	(7)	(214)
Asset Retirement Obligation PP&E adjustment	**143**	12	1092
Corporate acquisition	**(312)**	–	–
Total capital expenditures	**9,039**	4,113	120

LIQUIDITY AND CAPITAL RESOURCES

The Company had a revolving demand loan facility for up to a maximum of $24 million, with a Canadian financial institution at March 31, 2004. The Company recorded a working capital deficiency of $0.8 million and an outstanding bank loan of $4.5 million at March 31, 2004 (net debt of $5.3 million) as compared to a working capital deficiency of $2.4 million and outstanding bank loan of $10.4 million (net debt $12.8 million) at March 31, 2003.

During the first quarter of 2004, the Company closed a private placement equity offering of 2,532,500 shares at $4.75 per share for gross proceeds of $12,029,375 which was used to reduce debt and provide additional funds for the 2004 capital program.

On an ongoing basis the Company will typically utilize three sources of funding to finance its capital expenditure program; internally generated cash flow from operations, debt where deemed appropriate and new equity issues if available on appropriate terms. When financing corporate acquisitions the Company may also assume certain future liabilities. In addition, the Company may adjust its capital expenditure program depending on the commodity price outlook.

CHANGES IN ACCOUNTING POLICIES DURING THE CURRENT FISCAL YEAR

The Company has implemented the following new and amended standards in 2004 with the following impact on the 2003 financial statements where retroactive application was required:

Asset retirement obligation

The Canadian Institute of Chartered Accountants ("CICA") issued Section 3110 which requires the recognition of the fair value of the retirement obligation for related long term assets as a liability. Retirement costs equal to the retirement obligation are capitalized as part of the cost of the associated capital cost and amortized to expense through depletion over the life of the asset. In subsequent periods, the liability is adjusted for the passage of time and for any changes in the amount or timing of the underlying future cash flows. This standard was adopted January 1, 2004 and prior period comparative balances have been restated. As a result of implementation, the standard had the following effects on the Company's consolidated financial statements:

($000s)	January 1, 2004
Changes to consolidated balance sheet	
Increase to property, plant and equipment (net of accumulated depletion and depreciation)	1,698
Increase to asset retirement obligation	1,750
Decrease to future income tax liability	20
Impact to retained earnings	32

The implementation of new accounting policies in 2004 relating to asset retirement obligation have resulted in the restatement of previously reported annual and quarterly net income. The restatements were required under the transitional provisions of the respective accounting standards.

The following table illustrates the restatement impact of new accounting policies on quarterly net income for 2003.

			2003		
($000s)	Q1	Q2	Q3	Q4	Total
Net income before changes in accounting policy	513	614	451	(319)	1,259
Increase (decrease) in net income					
Depletion expense	(52)	(47)	(57)	(67)	(223)
Asset retirement accretion expense	(11)	(12)	(18)	(20)	(61)
Site restoration expense	34	32	25	40	131
Future income tax recovery/expense				(5)	(5)
Net income after changes in accounting policy	484	587	401	(371)	1,101

Full cost accounting

In September 2003 the CICA issue Accounting Guideline 16 "Oil and Gas Accounting – Full Cost". The Guideline modifies the ceiling test, which limits the aggregate capitalized costs that may be carried forward to future periods. Specific new guidance was provided on several issues, including the frequency of conducting impairment tests, the testing for recoverability and the method of determining fair value. The Guideline recommends the impairment test should be conducted at each balance sheet date. Recovery of costs is tested by comparing the carrying amount of the oil and natural gas assets to the undiscounted cash flows from those assets using proved reserves and expected future prices and costs. If the carrying

amount exceeds the recoverable amount, then impairment should be recognized on the amount by which the carrying amount of the assets exceeds the present value of expected cash flows using proved and probable reserves and expected future prices and costs. The effective date of the Guideline is for fiscal years beginning on or after January 1, 2004. After implementation it was determined that no impairment existed and the standard did not have an impact of the Company's consolidated financial statements.

OUTLOOK

The Company has currently identified over 30 drilling prospects for 2004. Of these 11 (4.8 net) wells have been drilled in the first quarter of 2004 resulting in 3 (1.0 net) gas wells, 6 (3.1 net) oil wells, and 2 (0.7 net) D&A wells for a 82 percent success rate. The industry continues to be very competitive with the cost of land and services remaining high. With increased commodity prices pushing up industry cash flows we are experiencing greater competition for quality drilling opportunities.

Successful drilling in the last quarter of 2003 and early 2004 has left the Company with a number of development based projects to compliment the ongoing drilling program. The drilling program will continue to focus on natural gas and light oil targets in West Central Alberta and light oil projects in Southeast Saskatchewan. The Company also intends to pursue complimentary property or corporate acquisitions that will enhance the value of the Company.

Forward Looking Statements – Certain information regarding Bear Creek Ltd. set forth in this document, including management's assessment of Bear Creek Energy Ltd.'s future plans and operations, contains forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond Bear Creek Energy Ltd.'s control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, current fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Bear Creek Energy Ltd.'s actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Bear Creek Energy Ltd. will derive there from.

Consolidated Balance Sheets

As at	March 31, 2004	December 31, 2003
		(restated– note 2)
	$	$
	unaudited	
ASSETS		
Current		
Accounts receivable	**5,652,194**	4,870,344
Prepaids and deposits	**150,126**	63,414
	5,802,320	4,935,758
Property and equipment *[note 2]*	**66,112,030**	59,479,572
	71,914,350	64,413,330
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	**6,643,792**	9,349,265
Bank operating loan *[note 4]*	**4,452,870**	7,509,862
	11,096,662	16,859,127
Future income taxes *[note 7]*	**4,846,226**	4,788,347
Asset retirement obligation *[notes 2 & 6]*	**2,318,980**	2,153,954
	18,261,868	23,801,428
Commitments *[notes 8 & 9]*		
Shareholders' equity		
Share capital *[note 5]*	**50,982,177**	39,053,715
Contributed surplus	**135,644**	74,705
Retained earnings *[note 2]*	**2,534,661**	1,483,482
	53,652,482	40,611,902
	71,914,350	64,413,330

See accompanying notes

Consolidated Statements of Net Income and Retained Earnings

unaudited

For the three months ended March 31	2004	2003
		(restated– note 2)
	$	$
REVENUE		
Petroleum and natural gas	**7,576,014**	6,373,971
Royalties, net of Alberta Royalty Tax Credit	**(1,584,552)**	(1,703,932)
Interest	**1,043**	–
	5,992,505	4,670,039
EXPENSES		
Operating	**1,165,351**	945,638
General and administrative	**816,777**	860,117
Interest	**131,783**	121,795
Depletion, depreciation and accretion	**2,427,735**	1,722,158
	4,541,646	3,649,708
Income before income taxes	**1,450,859**	1,020,331
Income taxes *[note 7]*		
Current	**31,579**	20,000
Future	**368,101**	516,000
	399,680	536,000
Net income	**1,051,179**	484,331
Retained earnings, beginning of period	**1,483,482**	256,266
Change in accounting policy *[note 2]*	**–**	(39,110)
Retained earnings, end of period	**2,534,661**	701,487
Net income per share *[note 5]*		
Basic	**$0.06**	$0.04
Diluted	**$0.06**	$0.04

See accompanying notes

Consolidated Statement Of Cash Flows

unaudited

For the three months ended March 31	**2004**	2003
		(restated- note 2)
	$	$
OPERATING ACTIVITIES		
Net income	**1,051,179**	484,331
Add items not requiring cash:		
Depletion, depreciation and accretion	**2,427,735**	1,722,158
Stock based compensation expense	**60,939**	–
Future income tax expense *[note 7]*	**368,101**	516,000
Funds provided by operations	**3,907,954**	2,722,489
Change in non-cash working capital	**(2,465,018)**	113,304
Cash provided by operations	**1,442,936**	2,835,793
FINANCING ACTIVITIES		
(Decrease) Increase in bank operating loan	**(3,056,992)**	1,437,674
Issue of common shares for cash, net of costs	**11,618,241**	30,015
Cash provided by financing activities	**8,561,249**	1,467,689
INVESTING ACTIVITIES		
Acquisition of property and equipment	**–**	–
Expenditures on property and equipment	**(9,207,185)**	(4,100,982)
Change in non-cash working capital	**(797,000)**	(202,500)
Cash used in investing activities	**(10,004,185)**	(4,303,482)
Cash, beginning and end of period	**–**	–

See accompanying notes

Notes to Consolidated Financial Statements

1. BASIS OF PRESENTATION

The unaudited interim consolidated financial statements of Bear Creek Energy Ltd. ("the Company"), have been prepared by management in accordance with accounting policies generally accepted in Canada. The interim unaudited consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2003, except as described in Note 2 below. The disclosures included below are incremental to those included with the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto included in the Company's annual report for the year ended December 31, 2003.

2. CHANGES IN ACCOUNTING POLICIES

Full cost accounting guideline

In January 2004, the Company adopted Accounting Guideline 16 "Oil and Gas Accounting – Full cost", the new guideline issued by the Canadian Institute of Chartered Accountants ("CICA") which replaces Accounting Guideline 5 "Full Cost Accounting in the Oil and Gas Industry". Under the new guideline, future net revenues from total proven reserves used in the ceiling test calculation are estimated using expected future product prices and costs, where under the prior guideline, constant prices and costs were utilized. Future general and administrative and financing charges are no longer deducted in arriving at the ceiling value. Where a ceiling test failure occurs, probable reserve values may now be included in determining the impairment amount.

The adoption of the new guideline resulted in no change to net income, fixed assets or other reported amounts in the December 31, 2003 consolidated financial statements.

Asset retirement obligation

Effective January 1, 2004, the Company adopted CICA Handbook Section 3110 "Asset Retirement Obligations". The new standard requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of assets. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and depleted and depreciated using a unit of production method over gross proved reserves. Subsequent to the initial measurement of the asset retirement obligations, the obligations are adjusted at the end of each period to reflect the passage of time (accretion) and changes in the estimated future cash flows underlying the obligation.

Prior to the adoption of this new standard, the Company recognized a provision for site restoration and abandonment costs calculated on the unit of production method over the life of the petroleum and natural gas properties based on the total estimated proved reserves and the estimated future liability.

The effect of this change in accounting policy has been recorded retroactively with restatement of prior periods. The effect of the adoption is presented below as increases (decreases):

Balance sheet	As at December 31, 2003
Opening retained earnings, January 1, 2003	(39,110)
Asset retirement costs, included in property and equipment	2,054,531
Accumulated amortization on asset retirement costs, included in property and equipment	357,077
Asset retirement obligations	2,153,954
Accumulated future site restoration liability	(404,126)
Future income tax liability	(20.358)
Retained earnings	(32,016)

Income statement	Three months ended March 31, 2003
Accretion expense	11,255
Depletion and depreciation on asset retirement costs	52,082
Provision for future site restoration	(34,226)
Net income impact	(29,111)
Basic and diluted net income per share	-

There was no impact on the Company's cash flow as a result of adopting this new policy. See note 6 for additional information on the asset retirement obligation and the impact on the consolidated financial statements.

3. BUSINESS COMBINATION

On July 25, 2003, by plan of arrangement ("Arrangement"), Millennium Energy Inc. ("Millennium") acquired all of the issued and outstanding shares of Crossfield Gas Corp. ("Crossfield"), a private oil and natural gas company. In addition, the 2,791,333 Crossfield options not exercised were converted into Millennium options. Immediately following the acquisition, Millennium consolidated its shares on a one for fifteen basis and changed its name to Bear Creek Energy Ltd.

In the first quarter of 2004 an adjustment to the allocation of the purchase price has been made to reduce the amount allocated to PP&E by $312,017 with a corresponding increase to working capital.

4. BANK OPERATING LOAN

The Company has a $24 million revolving production loan facility with a Canadian financial institution that bears interest at its prime rate plus 0.25%. A general assignment of assets and a continuing debenture in the amount of $50 million has been pledged as collateral for loans under the facility. The Company has extended a $420,000 letter of guarantee to a provider of gas transportation services.

The terms of the banking arrangement allow for the financial institution to apply all cash balances against the outstanding line of credit at any time and as such the Company nets any cash balances at a reporting period against the bank operating loan.

At March 31, 2004 the effective interest rate on the amount outstanding under the facility was 4.25 % (2003 – 5.25%). Cash interest paid during the 3 month period ended March 31, 2004 was $115,988 (2003 - $121,795).

5. SHARE CAPITAL

Authorized

Unlimited number of voting common shares with no par value

Issued

	Number of Shares	$
Balance, December 31, 2003	**16,978,305**	**39,053,715**
Issue of common shares for cash *(a)*	2,532,500	12,029,375
Exercise of stock options	126,866	371,858
Share issue costs, net of tax benefits of $310,221		(472,771)
Balance, March 31, 2004	**19,637,671**	**50,982,177**

(a) In March 2004 the Company issued 2,532,500 common shares for gross proceeds of $12,029,375

The Company has 333,333 warrants outstanding which are each convertible into Bear Creek common shares at a price of $5.40 per warrant. These warrants are not convertible until July 25, 2004 and expire on July 24, 2006.

The following is a continuity of stock options outstanding for which shares have been reserved:

Stock Options	Options	Weighted Average Exercise Price ($)
December 31, 2003	**1,622,800**	**3.20**
Granted	10,000	4.20
Exercised	(126,866)	2.93
Cancelled	(50,000)	3.21
March 31, 2004	**1,455,934**	**3.23**

The following summarizes information about stock options outstanding at March 31, 2004:

Grant Price	Number Outstanding	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Number Exercisable (Vested)	Weighted Average Exercise Price (Vested)
$2.25 – $3.00	978,434	2.9	$2.95	539,534	2.92
$3.15	1,667	0.3	$3.15	1,667	3.15
$3.75 – $4.20	475,833	4.5	$3.81	34,000	3.95
	1,455,934	3.5	3.23	575,201	2.98

Per share amounts

The following table summarizes the common shares used in calculating net income per share.

	Three months ended March 31	
Weighted Average Common shares	**2004**	2003
Basic	**17,179,639**	12,216,399
Diluted	**17,603,100**	12,216,399

6. ASSET RETIREMENT OBLIGATION

The total future asset retirement obligation was estimated based on the Company's net ownership in all wells and facilities, estimated costs to reclaim and abandon the wells and the estimated timing of costs to be incurred in future periods. The Company has estimated the net present value of its asset retirement obligations to be $2.3 million as at March 31, 2004 based on a total future liability of $5.4 million which will be incurred between 2009 and 2044. A credit adjusted risk free rate of 7 percent and an inflation rate of 3 percent were used to calculate the fair value of the asset retirement obligation.

A reconciliation of the asset retirement obligation is provided below:

	Three months ended		Year Ended
	March 31	March 31	December 31
	2004	2003	2003
Balance, beginning of period	**2,153,954**	1,216,379	1,216,379
Liabilities incurred in period	**143,343**	12,031	876,407
Liabilities settled in period	**-**	-	-
Accretion expense	**21,683**	11,255	61,168
Balance, end of period	**2,318,980**	1,239,665	2,153,954

7. INCOME TAXES

Income taxes recorded in the consolidated statements of net income and retained earnings differ from the tax calculated by applying the combined Canadian federal and provincial corporate income tax rate to income before income taxes as follows:

Three months ended March 31,	**2004**	2003
	$	$
Computed income tax expense at 38.87% (2003 – 42.12%)	**570,088**	445,731
Add (deduct) income tax effect of:		
Non-deductible crown charges, net of ARTC	**220,306**	553,135
Resource allowance	**(319,959)**	(412,046)
Benefit of tax rate changes	**(128,013)**	-
Benefit of pools not previously recognized	**-**	(70,820)
Other	**25,679**	-
Future income tax expense	**368,101**	516,000
Large corporation tax	**31,579**	20,000
Income tax	**399,680**	536,000

8. FINANCIAL INSTRUMENTS

a) **Fair value**

As at March 31, 2004, the Company had the following hedges outstanding:

Crude oil swap referenced to WTI index	Quantity/Day	Price/Barrel
January 1, 2004 – June 30, 2004	200 barrels	US$26.00 – $31.55 Costless collar
July 1, 2004 – December 31, 2004	200 barrels	US$30.00 – $35.00 Costless collar

9. COMMITMENTS

Bear Creek is committed to payments under operating leases for office space, and transportation obligations as follows.

	Office Space	Transportation	Total
2004	192,234	560,207	752,441
2005	192,234	368,221	560,455
2006	64,047	368,221	432,299
2007		368,221	368,221
2008		368,221	368,221

The Company has an annual option to acquire the transportation pipeline which, if exercised would reduce the future years commitments by $368,221 per year.

10. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the presentation adopted for the current period.

Corporate Information

DIRECTORS

Martin A. Lambert (2) (3)
Chairman
Bear Creek Energy Ltd.
Partner, Bennett Jones LLP
Calgary, Alberta

Geoffrey A. Cumming (1) (4)
Vice Chairman
Gardiner Group Capital Ltd.
Auckland, New Zealand

Martin Hislop (1) (4)
Chief Executive Officer
APF Energy Ltd.
Calgary, Alberta

John A. Howard (5)
President, Lunar Enterprises Corp.
Calgary, Alberta

Garry Tanner (1) (2) (3)
Senior Vice President
and Chief Operating Officer
EnerPlus Resources Fund
Calgary, Alberta

Russell J. Tripp
President and Chief Executive Officer
Bear Creek Energy Ltd.
Calgary, Alberta

(1) Audit Committee
(2) Compensation Committee
(3) Reserves Committee
(4) Governance and Nominating Committee
(5) Nominated board member

OFFICERS

Russell J. Tripp, LL.B, P.Land
President and Chief Executive Officer

Neil G. Bokenfohr, B.Sc., P.Eng.
Vice President, Engineering

Douglas C. Hibbs, B.Sc., P.Geol
Vice President, Exploration

R. Alan Steele, CMA
Vice President, Finance & CFO

Korby Zimmerman, B.Comm., PLM
Vice President, Land

PROFESSIONAL STAFF

C.E. (Cal) Jaycock, B.Sc., P.Geol.
Senior Geologist

Elizabeth More, B.Sc., P.Geol.
Senior Geologist

Kelly Novakowski, B.Comm., CMA
Controller

Andrew Wiacek, M.Sc., P.Geoph.
Manager, Geophysics

Kenneth E. Wing, B.Sc., P.Eng.
Manager of Operations

CORPORATE OFFICE

Bear Creek Energy Ltd.
1240, 407 - 2nd Street S.W.
Calgary Alberta T2P 2Y3
Telephone: (403) 517-3700
Facsimile: (403) 517-3711
Website: www.bearcreekenergy.com

STOCK EXCHANGE LISTING

The Toronto Stock Exchange (TSX)
Symbol: BCK

BANKER

ATB Financial
239 - 8th Avenue S.W.
Calgary, Alberta T2P 1B9

SOLICITOR

Bennett Jones LLP
4500 Bankers Hall East
855 - 2nd Street S.W.
Calgary, Alberta T2P 4K7

AUDITOR

Ernst & Young LLP
1000, 440 - 2nd Avenue S.W.
Calgary, Alberta T2P 5E9

CONSULTING ENGINEERS

Gilbert Laustsen Jung
Associates Ltd.
4100, 400 - 3rd Avenue S.W.
Calgary, Alberta T2P 4H2

ABBREVIATIONS

ARTC	Alberta Royalty Tax Credit
bbl	barrel
bbl/d	barrels of oil per day
mbbls	thousand barrels
boe	barrels of oil equivalent*
boe/d	barrels of oil equivalent per day*
mboe	thousand barrels of oil equivalent*
mcf	thousand cubic feet
mmcf	million cubic feet
mcf/d	thousand cubic feet per day
NGL	natural gas liquid
WTI	West Texas Intermediate

**6 mcf of gas = 1 barrel of oil*

BEAR CREEK ENERGY LTD.
FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Russell J. Tripp, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Bear Creek Energy Inc., for the interim period ending March 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: May 14, 2004

(Signed) *Russell J. Tripp*
President and Chief Executive Officer

BEAR CREEK ENERGY LTD.
FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, R. Alan Steele, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Bear Creek Energy Inc., for the interim period ending March 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: May 14, 2004

(Signed) *R. Alan Steele*
Vice President, Finance and Chief Financial Officer


BEAR CREEK
ENERGY LTD.
Q2 2004
TSX: BCK

Highlights

- Conducted a record drilling program, despite delays from extremely wet weather, and cased all 18 (9.9 net) wells drilled in the quarter for a 100% success rate
- Production of 1,874 boe/d was up 23% over Q2 2003, but was below budgeted volumes for the quarter due to shut-in production and operational delays caused by wet weather conditions
- Cash flow from operations of $3.5 million was up 65% over Q2 2003, but was lower than our forecast due to weather related shut-in production and operational delays
- Earnings climbed 64% from Q2 2003 to $0.96 million
- Operating netback rose 32% to $27.12 per boe
- Operating expenses of $5.98 per boe were down 16% from the 2003 average of $7.10
- Capital expenditures increased 246% from Q2 2003 to $9.9 million
- Bank debt and working capital deficiency decreased 14% from Q2 2003 to $11.5 million
- Undeveloped lands grew 61% to 53,000 net acres from 33,000 net acres in Q2 2003
- A very active Q3 drilling program is underway with 10 (4.71 net) wells drilled and cased to date for a 90% success rate

Financial & Operating Highlights

	Three months ended June 30			Six months ended June 30		
	2004	2003	% Change	**2004**	2003	% Change
FINANCIAL ($000s, except per share amounts)						
Gross oil and natural gas revenue	**7,190**	4,951	45	**14,766**	11,325	30
Cash flow from operations	**3,541**	2,145	65	**7,449**	4,868	53
Per share – basic ($)	**0.18**	0.18	–	**0.40**	0.40	–
Per share – diluted ($)	**0.18**	0.18	–	**0.39**	0.40	(3)
Net Earnings	**964**	587	64	**2,016**	1,071	88
Per share – basic ($)	**0.05**	0.05	–	**0.11**	0.09	22
Per share – diluted ($)	**0.05**	0.05	–	**0.11**	0.09	22
Capital Expenditures	**9,930**	2,868	246	**18,968**	6,982	172
Bank debt and working capital deficiency	**(11,497)**	(13,445)	(14)	**(11,497)**	(13,445)	(14)
Shares outstanding (000s)						
At period end	**19,675**	12,238	61	**19,675**	12,227	61
Weighted average during period, basic	**19,650**	12,238	61	**18,415**	12,227	51
Weighted average during period, diluted	**20,205**	12,238	65	**18,895**	12,227	55

OPERATING						
Production						
Natural gas (mcf/d)	**5,180**	4,117	26	**5,458**	4,063	34
Oil (bbls/day)	**753**	643	17	**826**	674	23
NGL's (bbls/d)	**258**	199	30	**251**	239	5
Oil and equivalent (boe/d) (6:1)	**1,874**	1,528	23	**1,986**	1,590	25
Average wellhead prices						
Natural gas ($/mcf)	**$7.12**	$6.88	3	**$6.89**	$7.31	(6)
Oil ($/bbl)	**$42.88**	$31.07	38	**$41.37**	$35.66	16
NGL's ($/bbl)	**$36.81**	$30.67	20	**$35.85**	$36.91	(3)
Operating Netback ($/boe)	**$27.12**	$20.45	32	**$26.15**	$22.81	15
Wells Drilled						
Gross	**18**	2	800	**29**	4	625
Net	**9.9**	1.5	560	**14.8**	3.5	323
Net success rate	**100%**	100%	–	**90%**	75%	20
Undeveloped land (net acres)	**53,000**	33,000	61%	**53,000**	33,000	61%

Exploration and Operations Highlights

Bear Creek drilled a record number of exploration and development wells during the quarter with results well above our expectations. All 18 (9.9 net) wells in the quarter were cased as potential oil or gas wells for a 100% success rate. Unfortunately, the wet weather we have experienced in all of our operating areas since breakup delayed most of our drilling operations until late in the quarter and continues to impede certain Q3 drilling, completion and tie-in operations. As a result of weather related shut-in production and operational delays we have reduced our average annual production forecast for 2004 by 200 boe/d to 2,300 boe/d. Based on the continued success of our drilling program we are on track to meet or exceed the company's 2004 exit target of 3,500 boe/d.

The multi-zone potential of our Westerose core property in Central Alberta continues to deliver low to medium risk growth opportunities. Bear Creek drilled and cased 5 (3.5 net) potential gas wells at Westerose during the quarter consisting of 1 (1.0 net) Basal Quartz well, 1 (1.0 net) Lower Mannville well and 3 (1.5 net) Edmonton sand wells. We successfully completed the Basal Quartz and Notikewin wells and 2 of the Edmonton sand wells in the third quarter and expect the remaining Edmonton sand well will be completed later in the quarter. The four successful gas wells are forecast to come on stream this quarter. Our Q3 2004 exploration and development program includes 4 (3.0 net) wells to test Banff, Glauconite, Lower Mannville and Edmonton gas prospects in the Westerose area.

At Brazeau/Ferrier in West Central Alberta we drilled and cased 1 (0.25 net) well for a potential Elkton/Shunda gas zone and 1 (0.5 net) for a potential Rock Creek gas zone. The Rock Creek zone has been successfully completed and is expected to be on stream later in the third quarter. Q3 activity at Brazeau/Ferrier includes 1 (0.38 net) re-completion of a potential Ellerslie gas zone, 1 (1.0 net) recompletion of a potential Rock Creek gas zone and 1 (0.5 net) well to test a Rock Creek prospect.

At Sakwatmau/Goodwin in West Central Alberta we drilled 5 (4.03 net) wells during the quarter and cased all 5 wells to evaluate potential oil and gas zones. Three of the 5 wells were step-outs to our 11-16 Viking oil discovery and were drilled on a geological trend to delineate this new Viking oil pool and to earn additional offset lands and evaluate crown land postings. Completion attempts in the primary Viking zone were unsuccessful in these 3 wells and we are currently evaluating uphole potential. Of the remaining 2 wells drilled in this area during the second quarter, 1 (1.0 net) was successfully completed as a Lower Mannville gas well and 1 (0.03 net) was successfully completed as a Basal Quartz gas well. Both gas wells are expected to be on stream this quarter. Third quarter activity has already seen an additional 3 wells (1.34) drilled and cased in this growing area. One well (.5 net) was dually completed as a Basal Quartz/Glauconite gas well, and 1 (.34 net) as a Basal Quartz gas well with both wells expected to be tied-in this quarter. The third well (.5 net) was a 3,000 metre Swan Hills oil test that is currently waiting on completion. Two (1.6 net) additional wells are expected to drill this quarter offsetting our 11-16 Viking oil discovery.

In Southeast Saskatchewan Bear Creek drilled 3 (1.2 net) vertical development wells in our Hazelwood Tilston "A" pool. All 3 wells were successfully completed as Mississippian Tilston light oil wells and commenced production in Q2. During the quarter we completed installation of a 6,500 bbl/d oil battery, constructed a pipeline to connect the battery to an oil sales line and drilled a water disposal on the battery site. The facility is now fully operational and will reduce operating costs significantly. During Q3 we plan to drill 4 horizontal development wells in the "A" pool. The first horizontal well has just finished drilling and is waiting on completion and the second horizontal well is drilling. We shot an additional 15 square mile 3D seismic program at Hazelwood to delineate our Hazelwood Tilston "B" pool and to evaluate additional prospects

in the region. We plan to drill our first vertical development well in the "B" pool during Q3 prior to moving ahead with a multi-well horizontal development program. This well will be drilled to the Red River to evaluate a deeper prospect underlying our "B" pool. Based on the number of prospects identified on our new 3D seismic program, we have committed to drill 3 (1.5 net) exploration wells during Q3 and have tied up over 30 additional sections of land in the area.

In the Peace River Arch region we have been assembling land positions on a number of internally generated prospects over the past several months. In the third quarter we drilled 1 (0.33 net) well at Mulligan and cased the well as a potential dual zone gas well. We plan to complete this well in the next few weeks. Additional drilling is planned at Mica, Doe and Tupper prior to year end to evaluate multi-zone gas prospects on our current land holdings.

PRODUCTION AND FINANCIAL HIGHLIGHTS

Production for the second quarter averaged 1,874 boe/d. Although this represents a 23% increase over Q2 2003, our second quarter production was approximately 225 boe/d lower than Q1 2004 and was below our Q2 2004 forecast by a similar amount. The lower than expected volumes was a result of shut-in production and operational delays caused by the extreme wet weather we experienced during the quarter and into the third quarter. As a result we have reduced our forecast average 2004 production to 2,300 boe/d from 2,500 boe/d but are maintaining our year end exit forecast at 3,500 boe/d based on the continued success of our drilling program.

Cash flow from operations increased 65% to $3.54 million from $2.14 million in the prior year quarter but was down 9% from $3.9 million in Q1 2004. The impact of reduced production volumes on second quarter cash flow was largely offset by higher commodity prices. Similarly, net earnings increased 64% to $0.96 million from $0.58 million in Q2 2003 but were down marginally from $1.0 million in the prior quarter.

Operating expenses continue to show improvement in Q2 2004 at $5.98 per boe, a decrease from $6.10 in Q1 2004 and a 16% decrease from the 2003 average of $7.10. Our operating netback of $27.12 per boe was up 32% from the $20.45 posted in Q2 2003 and 7% from $25.28 in Q1 2004 mainly due to commodity price strength.

OUTLOOK AND GUIDANCE

Although we have had to reduce our 2004 average production forecast to 2,300 boe/d from 2,500 boe/d due to shut-in issues and operational delays arising from the wet weather conditions, we continue to expect to meet our 2004 exit target of 3,500 boe/d. Our exploration and development drilling program has delivered strong results and we have a very good mix of low to medium risk drilling and higher impact prospects for the balance of the year.



Russell J. Tripp
President and Chief Executive Officer

Management's Discussion and Analysis

This management's discussion and analysis ("MD&A") should be read in conjunction with the unaudited consolidated financial statements and notes for the three and six months ended June 30, 2004 and 2003 and the audited consolidated financial statements of the year ended December 31, 2003. This MD&A was written on August 5, 2004.

Basis of Presentation – The financial data presented below has been prepared in accordance with Canadian generally accepted accounting principles. The reporting and the measurement currency is the Canadian dollar.

Non-GAPP Measurements – The Management's Discussion and Analysis contains the term cash flow from operations, which should not be considered an alternative to, or more meaningful than cash flow from operating activities as determined in accordance with Canadian generally accepted accounting principles as an indicator of the Company's performance. Bear Creek's determination of cash flow from operations may not be particularly comparable to that reported by other companies, especially those in other industries. The reconciliation between net earnings and cash flow from operations can be found in the consolidated statements of cash flows in the audited consolidated financial statements. The Company also presents cash flow from operations per share whereby per share amounts are calculated using weighted average shares outstanding consistent with the calculation of earnings per share.

BOE Presentation – The term barrels of oil equivalents (BOE) may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All BOE conversions in the report are derived by converting gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil.

PETROLEUM AND NATURAL GAS SALES

Petroleum and natural gas revenues increased 45 percent to $7.2 million for the three months ended June 30, 2004 as compared to $5.0 million for the same period in 2003. This increase was a result of increased sales volumes and increased oil and NGL prices. Gas volumes increased by 26 percent to 5.2 mmcf per day from 4.1 mmcf per day in 2003. Oil volumes increased to 753 bbl per day from 643 bbl per day and NGL's were up to 258 bbl per day for a 30 % increase over the 199 bbl per day from the second quarter of 2003. For the six month period ended June 30, 2004 gas volumes were up 34 percent to 5.5 mmcf per day while oil volumes were up 23 percent and NGL's were up 5 percent compared to the six months ended June 30, 2003.

	Three months ended June 30			Six months ended June 30		
Average daily production volumes	**2004**	2003	% Change	**2004**	2003	% Change
Natural gas (mcf/d)	**5,180**	4,117	26	**5,458**	4,063	34
Oil (bbl/d)	**753**	643	17	**826**	674	23
NGL's (bbl/d)	**258**	199	30	**251**	239	5
Total (boe/d)	**1,874**	1,528	23	**1,986**	1,590	25

Prices for natural gas increased to $7.12 per mcf in the second quarter from $6.88 in the same quarter of 2003. Oil prices were up to $ 42.88 per bbl as compared to $31.07 for the second quarter of 2003, while NGL's were up 20 percent to $36.81 per bbl as compared to $30.67 in 2003. These prices are net of hedge losses in the second quarter of 2004 of $168,931 for oil, or $2.46 per bbl as compared to $101,953, or $1.74 per bbl in 2003. These contracts are used as a method to provide

downside protection for our cash flow. See note #8 for current hedging summary. For the six months ended June 30, 2004 gas prices were down 6 percent to $6.89 per mcf as compared to the first six months of 2003. Oil prices were up 16 percent to $41.37 per bbl while NGL's prices decreased 3 percent to $35.85 per bbl when compared to the first six months of 2003.

Oil prices are derived from the WTI average price and the U.S. $ exchange rate. For the first six months of 2003, WTI oil averaged $U.S. 31.54/bbl and the exchange rate was .689, while for the six months ended June 30, 2004, WTI oil averaged $U.S. 36.80 /bbl, while the Canadian dollar strengthened to an average exchange rate of .747.

	Three months ended June 30		Six months ended June 30	
Average prices per unit of production	**2004**	2003	**2004**	2003
Gas				
Gross $/mcf (before hedge)	**7.12**	7.05	**6.89**	7.60
Hedge gain/(loss) $/mcf	–	(0.17)	–	(0.29)
Net $/mcf	**7.12**	6.88	**6.89**	7.31
Oil				
Gross $/bbl (before hedge)	**45.34**	32.81	**43.07**	38.76
Hedge gain / (loss) $/bbl	**(2.46)**	(1.74)	**(1.70)**	(3.10)
Net $/bbl	**42.88**	31.07	**41.37**	35.66
NGL's				
Gross $/bbl (before hedge)	**36.81**	30.67	**35.85**	36.91
Hedge gain / (loss) $/bbl	–	–	–	–
Net $/bbl	**36.81**	30.67	**35.85**	36.91

CASH FLOW AND NET INCOME

The Company generated cash flow from operations of $3.5 million ($0.18 per share) in the second quarter of 2004 as compared to $2.1 million ($0.18 per share) in the second quarter of 2003. The increased cash flow for the comparative quarters of 2003 is a result of higher oil prices and strong production increases. For the six months ended June 30, 2004 the Company generated cash flow from operations of $7.4 million ($0.40 per share) compared to $4.9 million ($0.40 per share) in the prior year as a result of increased production and pricing.

The Company recorded net income of $1.0 million in the second quarter of 2004 compared to $0.6 million in the second quarter of 2003. Net income for the six months ended June 30, 2004 rose 88% to $2.0 million ($0.11 per share) compared to $1.1 million ($0.09 per share) for the same prior year period.

	Three months ended June 30			Six months ended June 30		
		(restated)			(restated)	
	2004	2003	% Change	**2004**	2003	% Change
Cash flow from operations - per share						
Basic	**0.18**	0.18	–	**0.40**	0.40	–
Diluted	**0.18**	0.18	–	**0.39**	0.40	(3)
Net Income - per share						
Basic	**0.05**	0.05	–	**0.11**	0.09	22
Diluted	**0.05**	0.05	–	**0.11**	0.09	22

ROYALTIES

Royalties for the second quarter of 2004 were $1.5 million as compared to $1.3 million in the second quarter of 2003. For the six months ended June 30, 2004 net royalties of $3.1 million represent 21 percent of revenues as compared to $3.0 million (26 percent of revenues) in 2003. Royalties in 2004 decreased as a percentage of sales compared to 2003 as a result of royalty relief received on oil production in a new pool discovery and reduced rates on natural gas as a result of lower prices.

	Three months ended June 30			Six months ended June 30		
($)	**2004**	2003	% Change	**2004**	2003	% Change
Royalty Category						
Crown	**901,803**	937,444	(4)	**1,681,489**	2,438,311	(31)
Freehold	**540,588**	220,689	145	**1,166,445**	470,388	134
Override	**102,527**	144,940	(29)	**310,019**	285,769	8
ARTC	**(48,342)**	(62)	–	**(125,581)**	(215,062)	(42)
FH Tax	**48,063**	105	–	**96,819**	27,642	250
Total Royalty	**1,544,639**	1,303,116	19	**3,129,191**	3,007,048	3

OPERATING EXPENSES

Operating expenses for the second quarter of 2004 were $1,019,207 as compared to $804,521 for the second quarter of 2003. On a per unit basis the 2004 cost is $5.98 per boe as compared to the second quarter of 2003 which was $5.79 per boe. The increase in total expenses are a result of the increased production in the comparative quarters while per boe amount remained relatively flat. For the six months ended June 30, 2004 operating costs totaled $2,184,559 ($6.04 per boe) compared to $1,750,159 ($6.08 per boe) for the same period of 2003

OPERATING NETBACK

The operating netback for the three months ended June 30 2004, of $27.12 per boe compared to the same period in 2003 of $20.45 is up 32 percent mainly as a result of increase commodity prices. For the six months ended June 30, 2004, the Company realized operating netbacks of $26.15 per boe, a 15 percent increase over the $22.81 per boe for the comparable 2003 period, mainly as a result of increased sales prices.

	Three months ended June 30			Six months ended June 30		
Operating Netback ($/boe)	**2004**	2003	% Change	**2004**	2003	% Change
Sales price	**42.16**	35.61	18	**40.85**	39.34	4
Royalties	**(9.06)**	(9.37)	(3)	**(8.66)**	(10.45)	(17)
Operating expense	**(5.98)**	(5.79)	3	**(6.04)**	(6.08)	(1)
Operating Netback	**27.12**	20.45	33	**26.15**	22.81	15

GENERAL AND ADMINISTRATIVE EXPENSES

Bear Creek has in place the professional staff to handle our aggressive capital program and expected production growth through the balance of 2004 and into 2005. Bear Creek has not capitalized any G&A in 2004 or 2003. For the three month period ended June 30, 2004, the Company had net G&A expenses of $1,109,405 (including $90,581 for stock based compensation expense), compared to $533,049 for same prior year period. On a per unit basis the costs in the second quarter of 2004 were $5.98 per boe compared to 2003 costs of $3.83 per boe. For the six months ended June 30, 2004, the Company

recorded G&A expenses of $1,926,181, ($6.04 per boe) as compared to $1,393,166 ($4.84 per boe) for the same period in 2003. We expect G&A costs per boe to be reduced in subsequent periods in conjunction with anticipated production increases.

	Three months ended June 30			Six months ended June 30		
G & A Expense ($)	**2004**	2003	% Change	**2004**	2003	% Change
G&A expense (gross)	**1,139,552**	625,505	82	**2,015,630**	1,571,516	28
Overhead recoveries	**(30,147)**	(92,456)	(67)	**(89,449)**	(178,350)	(50)
G&A expense (net)	**1,109,405**	533,049	108	**1,926,181**	1,393,166	38
G&A expense $ / boe (net)	**6.50**	3.83	56	**5.33**	4.84	25

INTEREST EXPENSE

In the three month period ended June 30, 2004, the Company recorded an interest expense of $47,259, a decrease from $154,663 in the second quarter of 2003. Interest for the first six months of 2004 was $179,042 as compared to $276,458 for the same 2003 period . The decrease in interest expense is a result of lower interest rates (4.0% vs. 5.50% in 2003) and a lower draw on our operating bank line.

DEPLETION, DEPRECIATION AND ACCRETION

Depletion and depreciation in the second quarter of 2004 was $2.1 million as compared to the second quarter of 2003 which was $1.7 million for a 21 percent increase. For the six months ended June 30, 2004 the total expense was $4.5 million or a 31 percent increase as compared to the comparable six month period in 2003 of $3.5 million. On a per boe basis, the second quarter 2004 was $12.26 per boe as compared to the second quarter 2003 amount of $12.52 per boe. For the first six months, the per boe rate was up 4 percent for 2004 at $12.44 per boe as compared to the 2003 rate of $11.99 per boe.

	Three months ended June 30			Six months ended June 30		
($)	**2004**	2003	% Change	**2004**	2003	% Change
Depletion and depreciation	**2,090,211**	1,741,150	20	**4,496,263**	3,452,053	30
Accretion	**5,401**	11,776	(54)	**27,084**	23,031	17
Cost per boe						
Depletion and depreciation	**12.26**	12.52	(2)	**12.44**	11.99	4
Accretion	**0.03**	0.08	(63)	**0.07**	0.08	(13)

TAXES

For the three month period ended June 30, 2004, the Company recorded a current tax expense of $19,955 and future tax expense of $389,899 as compared to the $10,385 current tax expense and ($194,848) future tax recovery recorded in the second quarter of 2003. The current tax expense is comprised only of large corporation tax that is a capital based tax, and the Company has not paid any current income taxes for 2004. For the six month period ended June 30, 2004, the Company recorded a current tax expense of $51,534 and a $758,000 future tax expense as compared to $30,385 current tax expense and $321,152 future tax expense for the six months ended June 30, 2003. As of June 30, 2004 the Company has fulfilled its flow-through share obligation relating to 2003 equity issues

CAPITAL EXPENDITURES

During the second quarter of 2004, the Company drilled 18 (9.9 net) wells resulting in 9 (4.7 net) gas wells, 4 (1.4) oil wells, 1 (0.4 net) service well, 4 (3.4 net) cased standing wells for a 100 percent success rate. Capital expenditures during the second quarter of 2004, increased to $9.9 million from the $2.9 million incurred in the comparable 2003 period. During the six month period ended June 30, 2004, the Company drilled 29 (14.8 net) wells with a 90 percent success ratio resulting in 12 (5.7 net) gas wells, 9 (4.6 net) oil wells, 1 service well, 4 (3.4 net) cased standing, and 3 (0.7 net) dry and abandoned wells During the same period the Company incurred capital expenditures of $19.0 million compared to $7.0 million for the six month period in 2003. For the three month and six month periods ended June 30 for 2004 and 2003 capital expenditures are as follows:

	Three months ended June 30			Six months ended June 30		
Capital Expenditures ($000s)	**2004**	2003	% Change	**2004**	2003	% Change
Land Acquisitions	**1,480**	599	147	**2,927**	747	292
Geological & Geophysical	**715**	353	103	**1,320**	488	170
Drilling & Completions	**6,502**	1,191	446	**11,980**	3,660	227
Equipment & Facilities	**1,094**	242	352	**2,764**	1,599	73
Other	**20**	3	567	**27**	(5)	(640)
Asset Retirement Obligation	**119**	17	600	**262**	29	803
Corporate Acquisition	**–**	464	–	**(312)**	464	(167)
Total Capital Expenditures	**9,930**	2,869	246	**18,968**	6,982	172

LIQUIDITY AND CAPITAL RESOURCES

The Company had a revolving demand loan facility for up to a maximum of $24 million, with a Canadian financial institution at June 30, 2004. The Company recorded a working capital deficiency of $3.6 million and an outstanding bank loan of $7.9 million at June 30, 2004 (net debt of $11.5 million) as compared to a working capital deficiency of $1.3 million and outstanding bank loan of $12.1 million (net debt $13.4 million) at June 30, 2003.

During 2004 the Company closed a private placement equity offering of 2,532,500 shares at $4.75 per share for gross proceeds of $12,029,375.

On an ongoing basis the Company will typically utilize three sources of funding to finance its capital expenditure program; internally generated cash flow from operations, debt where deemed appropriate and new equity issues if available on favorable terms. When financing corporate acquisitions the Company may also assume certain future liabilities. In addition, the Company may adjust its capital expenditure program depending on the commodity price outlook.

SUMMARY OF QUARTERLY RESULTS

	2002		2003				2004	
	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2
PN&G Sales	2,984	4,229	6,374	4,951	4,047	5,401	7,576	7,190
Net Income*	(41)	198	484	587	401	(371)	1,051	964
Net Income – per share								
Basic	–	0.02	0.04	0.05	0.03	(0.02)	0.06	0.05
Diluted	–	0.02	0.04	0.05	0.03	(0.02)	0.06	0.05

* Restated 2002 & 2003 (see Asset retirement obligation section)

CHANGES IN ACCOUNTING POLICIES DURING THE CURRENT FISCAL YEAR

The Company has implemented the following new and amended standards in 2004 with the following impact on the 2003 financial statements where retroactive application was required:

Asset retirement obligation

The Canadian Institute of Chartered Accountants ("CICA") issued Section 3110 which requires the recognition of the fair value of the retirement obligation for related long term assets as a liability. Retirement costs equal to the retirement obligation are capitalized as part of the cost of the associated capital cost and amortized to expense through depletion over the life of the asset. In subsequent periods, the liability is adjusted for the passage of time and for any changes in the amount or timing of the underlying future cash flows. This standard was adopted January 1, 2004 and prior period comparative balances have been restated. As a result of implementation, the standard had the following effects on the Company's consolidated financial statements:

($000s)	January 1, 2004
Changes to consolidated balance sheet	
Increase to property, plant and equipment (net of accumulated depletion and depreciation)	1,698
Increase to asset retirement obligation	1,750
Decrease to future income tax liability	20
Impact to retained earnings	32

The implementation of new accounting policies in 2004 relating to asset retirement obligation have resulted in the restatement of previously reported annual and quarterly net income. The restatements were required under the transitional provisions of the respective accounting standards.

The following table illustrates the restatement impact of new accounting policies on quarterly net income for 2003.

	2003				
($000s)	Q1	Q2	Q3	Q4	Total
Net income before changes in accounting policy	513	614	451	(319)	1,259
Increase (decrease) in net income					
Depletion expense	(52)	(47)	(57)	(67)	(223)
Asset retirement accretion expense	(11)	(12)	(18)	(20)	(61)
Site restoration expense	34	32	25	40	131
Future income tax recovery/expense				(5)	(5)
Net income after changes in accounting policy	484	587	401	(371)	1,101

Full cost accounting

In September 2003 the CICA issue Accounting Guideline 16 "Oil and Gas Accounting – Full Cost". The Guideline modifies the ceiling test, which limits the aggregate capitalized costs that may be carried forward to future periods. Specific new guidance was provided on several issues, including the frequency of conducting impairment tests, the testing for recoverability and the method of determining fair value. The Guideline recommends the impairment test should be conducted at each balance sheet date. Recovery of costs is tested by comparing the carrying amount of the oil and natural gas assets to the undiscounted cash flows from those assets using proved reserves and expected future prices and costs. If the carrying amount exceeds the recoverable amount, then impairment should be recognized on the amount by which the carrying

amount of the assets exceeds the present value of expected cash flows using proved and probable reserves and expected future prices and costs. The effective date of the Guideline is for fiscal years beginning on or after January 1, 2004. After implementation it was determined that no impairment existed and the standard did not have an impact of the Company's consolidated financial statements.

OUTLOOK

As a result of political unrest which is disrupting supply combined with minor demand growth, we believe that higher oil prices will remain for the foreseeable future, with a floor price remaining well above historical averages. These price expectations appear to be driving the much higher acquisition parameters lately and we expect to see increased M & A activity leading up to year end. We continue to evaluate merger and acquisition opportunities that we feel can complement our core business strategies, but realize it is a very competitive market.

We are well positioned currently with a good land base and large drilling inventory to take us through the next 12 - 18 months. Our drilling success will lead to an increase in production volumes by September - October, increasing our cash flow as we continue to expect to reach production levels of 3,500 boe/d by year end.

The Company remains focused on creating and realizing shareholder value and will continue to focus on our core West Central Alberta fairway in areas that our strong technical team has expertise in.

Forward Looking Statements – Certain information regarding Bear Creek Ltd. set forth in this document, including management's assessment of Bear Creek Energy Ltd.'s future plans and operations, contains forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond Bear Creek Energy Ltd.'s control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, current fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Bear Creek Energy Ltd.'s actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Bear Creek Energy Ltd. will derive there from.

Bear Creek Energy Ltd.

Consolidated Balance Sheets

unaudited

As at	June 30, 2004	December 31, 2003
		(restated– note 2)
	$	$
ASSETS		
Current		
Accounts receivable	**4,824,078**	4,870,344
Prepaids and deposits	**89,429**	63,414
	4,913,507	4,933,758
Property and equipment *[note 2]*	**73,952,162**	59,479,572
	78,865,669	64,413,330
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	**8,522,942**	9,349,265
Bank operating loan *[note 4]*	**7,887,880**	7,509,862
	16,410,822	16,859,127
Future income taxes *[note 7]*	**5,231,793**	4,788,347
Asset retirement obligation *[notes 2 & 6]*	**2,443,536**	2,153,954
	7,675,329	23,801,428
Commitments *[notes 8 and 9]*		
Shareholders' equity		
Share capital *[note 5]*	**51,054,160**	39,053,715
Contributed surplus	**226,225**	74,705
Retained earnings *[note 2]*	**3,499,133**	1,483,482
	54,779,518	40,611,902
	78,865,669	64,413,330

See accompanying notes

Bear Creek Energy Ltd.

Consolidated Statements of Net Income and Retained Earnings

unaudited

	Three months ended June 30		Six months ended June 30	
	2004	2003	**2004**	2003
		(restated – note 2)		(restated – note 2)
REVENUE	**$**	$	**$**	$
Petroleum and natural gas	**7,190,448**	4,950,949	**14,766,462**	11,324,920
Royalties, net of Alberta Royalty Tax Credit	**(1,544,639)**	(1,303,116)	**(3,129,191)**	(3,007,048)
Interest	**–**	–	**1,043**	–
	5,645,809	3,647,833	**11,638,314**	8,317,872
EXPENSES				
Operating	**1,019,207**	804,521	**2,184,559**	1,750,159
General and administrative	**1,109,405**	533,049	**1,926,181**	1,393,166
Interest	**47,259**	154,663	**179,042**	276,458
Depletion, depreciation and accretion	**2,095,612**	1,752,926	**4,523,347**	3,475,084
	4,271,483	3,245,159	**8,813,129**	6,894,867
Income before income taxes	**1,374,326**	402,674	**2,825,185**	1,423,005
Income taxes *[note 7]*				
Current	**19,955**	10,385	**51,534**	30,385
Future	**389,899**	(194,848)	**758,000**	321,152
	409,854	(184,463)	**809,534**	351,537
Net income	**964,472**	587,137	**2,015,651**	1,071,468
Retained earnings, beginning of period	**2,534,661**	740,597	**1,483,482**	256,266
Change in accounting policy *[note 2]*	**–**	(39,110)	**–**	(39,110)
Retained earnings, end of period	**3,499,133**	1,288,624	**3,499,133**	1,288,624
Net income per share *[note 5]*				
Basic	**$ 0.05**	$ 0.05	**$ 0.11**	$ 0.09
Diluted	**$ 0.05**	$ 0.05	**$ 0.11**	$ 0.09

See accompanying notes

Bear Creek Energy Ltd.

Consolidated Statements of Cash Flows

unaudited

	Three months ended June 30		Six months ended June 30	
	2004	2003	**2004**	2003
				(restated – note 2)
	$	$	$	$
OPERATING ACTIVITIES				
Net income	**964,472**	587,137	**2,015,651**	1,071,468
Add items not requiring cash:				
Depletion, depreciation and site accretion	**2,095,612**	1,752,926	**4,523,347**	3,475,084
Stock based compensation expense	**90,581**	–	**151,520**	–
Future income tax expense (recovery) *(note 7)*	**389,899**	(194,848)	**758,000**	321,152
	3,540,564	2,145,215	**7,448,518**	4,867,704
Funds provided by operations				
Change in non-cash working capital	**(585,037)**	(1,378,329)	**(3,050,055)**	(1,265,025)
Cash provided by operations	**2,955,527**	766,886	**4,398,463**	3,602,679
FINANCING ACTIVITIES				
Increase in bank operating loan	**3,435,010**	1,835,801	**378,018**	3,273,475
Issue of common shares for cash, net of costs	**67,651**	30,015	**11,685,891**	60,030
Cash provided by financing activities	**3,502,661**	1,865,816	**12,063,909**	3,333,505
INVESTING ACTIVITIES				
Expenditures on property and equipment	**(9,811,188)**	(2,852,002)	**(19,018,372)**	(6,952,984)
Change in non-cash working capital	**3,353,000**	219,300	**2,556,000**	16,800
Cash used in investing activities	**(6,458,188)**	(2,632,702)	**(16,462,372)**	(6,936,184)
Cash, beginning and end of period	–	–	–	–
Supplemental disclosure				
Cash interest paid	**47,259**	154,663	**179,042**	276,458
Capital taxes paid	**19,955**	10,385	**51,534**	30,385

See accompanying notes

Notes to Consolidated Financial Statements

1. BASIS OF PRESENTATION

The unaudited interim consolidated financial statements of Bear Creek Energy Ltd. ("the Company"), have been prepared by management in accordance with accounting policies generally accepted in Canada. The interim unaudited consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2003, except as described in Note 2 below. The disclosures included below are incremental to those included with the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto included in the Company's annual report for the year ended December 31, 2003.

2. CHANGES IN ACCOUNTING POLICIES

Full cost accounting guideline

In January 2004, the Company adopted Accounting Guideline 16 "Oil and Gas Accounting – Full cost", the new guideline issued by the Canadian Institute of Chartered Accountants ("CICA") replaces Accounting Guideline 5 "Full Cost Accounting in the Oil and Gas Industry". Under the new guideline, future net revenues from total proven reserves used in the ceiling test calculation are estimated using expected future product prices and costs, where under the prior guideline, constant prices and costs were utilized. Future general and administrative and financing charges are no longer deducted in arriving at the ceiling value. Where a ceiling test failure occurs, probable reserve values may now be included in determining the impairment amount.

The adoption of the new guideline resulted in no change to net income, fixed assets or other reported amounts in the December 31, 2003 consolidated financial statements.

Asset retirement obligation

Effective January 1, 2004, the Company adopted CICA Handbook Section 3110 "Asset Retirement Obligations". The new standard requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of assets. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and depleted and depreciated using a unit of production method over gross proved reserves. Subsequent to the initial measurement of the asset retirement obligations, the obligations are adjusted at the end of each period to reflect the passage of time (accretion) and changes in the estimated future cash flows underlying the obligation.

Prior to the adoption of this new standard, the Company recognized a provision for site restoration and abandonment costs calculated on the unit of production method over the life of the petroleum and natural gas properties based on the total estimated proved reserves and the estimated future liability.

The effect of this change in accounting policy has been recorded retroactively with restatement of prior periods. The effect of the adoption is presented below as increases (decreases):

Balance sheet	As at December 31, 2003
Opening retained earnings January 1, 2003	(39,110)
Asset retirement costs, included in property and equipment	2,054,531
Accumulated amortization on asset retirement costs, included in property and equipment	(357,077)
Asset retirement obligations	(2,153,954)
Accumulated future site restoration liability	404,126
Future income tax liability	(20,358)
Retained earnings	(32,016)

Income statement	Three months ended June, 2003	Six months ended June, 2003
Accretion expense	11,255	23,031
Depletion and depreciation on asset retirement costs	47,273	99,355
Provision for future site restoration	(31,979)	(66,205)
Net income impact	(27,070)	(56,181)
Basic and diluted net income per share	-	-

There was no impact on the Company's cash flow as a result of adopting this new policy. See note 6 for additional information on the asset retirement obligation and the impact on the consolidated financial statements.

3. BUSINESS COMBINATION

On July 25, 2003, by plan of arrangement ("Arrangement"), Millennium Energy Inc. ("Millennium") acquired all of the issued and outstanding shares of Crossfield Gas Corp. ("Crossfield"), a private oil and natural gas company. In addition, the 2,791,333 Crossfield options not exercised were converted into Millennium options. Immediately following the acquisition, Millennium consolidated its shares on a one for fifteen bases and changed its name to Bear Creek Energy Ltd.

In the first quarter of 2004 an adjustment to the allocation of the purchase price has been made to reduce the amount allocated to property and equipment by $312,017 with a corresponding increase to working capital.

4. BANK OPERATING LOAN

The Company has a $24 million revolving production loan facility with a Canadian financial institution that bears interest at its prime rate plus 0.25%. A general assignment of assets and a continuing debenture in the amount of $50 million has been pledged as collateral for loans under the facility. The Company has extended a $420,000 letter of guarantee to a provider of gas transportation services.

The terms of the banking arrangement allow for the financial institution to apply all cash balances against the outstanding line of credit at any time and as such the Company nets any cash balances at a reporting period against the bank operating loan.

At June 30, 2004 the effective interest rate on the amount outstanding under the facility was 4.00 % (2003 - 5.50 %). Cash interest paid during the 3 and 6 month periods ended June 30, 2004 was $47,259 and $179,042 (2003 - $154,663 and $276,458).

5. SHARE CAPITAL

Authorized

Unlimited number of voting common shares with no par value

Issued

	Number of Shares	$
Balance, December 31, 2003	**16,978,305**	**39,053,715**
Issue of common shares for cash (a)	2,532,500	12,029,375
Exercise of stock options	126,866	371,858
Share issue costs, net of tax benefits of $310,221		(472,771)
Balance, March 31, 2004	**19,637,671**	**50,982,177**
Exercise of stock options	37,335	93,904
Share issue costs, net of tax benefits of $4,333		(21,921)
Balance, June 30, 2004	**19,675,006**	**51,054,160**

(a) In March 2004 the Company issued 2,532,500 common shares for gross proceeds of $12,029,375

The Company has 333,333 warrants outstanding which are each convertible into a Bear Creek common share at a price of $5.40 per warrant. These warrants are not convertible until July 25, 2004 and expire on July 24, 2006.

The following is a continuity of stock options outstanding for which shares have been reserved:

Stock Options	Options	Weighted Average Exercise Price ($)
December 31, 2003	1,622,800	3.20
Granted	407,000	5.37
Exercised	(164,201)	2.84
Cancelled	(63,333)	3.38
June 30, 2004	1,802,266	3.72

The following summarizes information about stock options outstanding at June 30, 2004:

Grant Price	Number Outstanding	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Number Exercisable (Vested)	Weighted Average Exercise Price (Vested)
$2.25- $3.00	942,766	2.9	$2.97	567,566	$2.97
$3.75 - $4.20	462,500	4.3	$3.80	34,001	$3.95
$5.40 - $5.42	397,000	4.9	$5.40	73,335	$5.40
	1,802,266	3.6	$3.72	674,902	$3.28

Per share amounts

The following table summarizes the common shares used in calculating net income per share.

	Three months ended June 30		Six months ended June 30	
Weighted Average Common shares	**2004**	2003	**2004**	2003
Basic	**19,650,627**	12,238,323	**18,415,133**	12,227,261
Diluted	**20,204,695**	12,238,323	**18,894,553**	12,227,261

Historical share numbers have been adjusted for periods ended June 30, 2003 and prior as a result of the business combination completed with Millennium Energy Inc. Crossfield shareholders received 6.3 Bear Creek shares for each original share which subsequently consolidated on a 15 to 1 basis on completion of the transaction.

6. ASSET RETIREMENT OBLIGATION

The total future asset retirement obligation was estimated based on the Company's net ownership in all wells and facilities, estimated costs to reclaim and abandon the wells and the estimated timing of costs to be incurred in future periods. The Company has estimated the net present value of its asset retirement obligations to be $2.4 million as at June 30, 2004 based on a total future liability of $6.1 million which will be incurred between 2009 and 2044. A credit adjusted risk free rate of 7 percent and an inflation rate of 3 percent were used to calculate the fair value of the asset retirement obligation.

A reconciliation of the asset retirement obligation is provided below:

	Three months ended		Six months ended		Year Ended
	June 30 2004	June 30 2003	**June 30 2004**	June 30 2003	December 31 2003
Balance, beginning of period	**2,318,980**	1,239,665	**2,153,954**	1,216,379	1,216,379
Liabilities incurred in period	**119,115**	16,775	**262,498**	28,806	876,407
Liabilities settled in period	**-**	-	**-**	-	-
Accretion expense	**5,401**	11,776	**27,084**	23,031	61,168
Balance, end of period	**2,443,536**	1,286,216	**2,443,536**	1,268,216	2,153,954

7. INCOME TAXES

Income taxes recorded in the statements of net income and retained earnings differ from the tax calculated by applying the combined Canadian federal and provincial corporate income tax rate to income before income taxes as follows:

	Three months ended		Six months ended	
	June 30 2004 $	June 30 2003 $	**June 30 2004 $**	June 30 2003 $
Computed income tax expense at 38.87% (2003 – 40.75%)	**528,061**	286,096	**1,098,149**	731,827
Add (deduct) income tax effect of:				
Non-deductible crown charges, net of ARTC	**264,313**	208,748	**484,619**	761,883
Resource allowance	**(320,479)**	(288,774)	**(640,438)**	(700,820)
Benefit of tax rate changes	**(120,340)**	(460,410)	**(248,353)**	(531,230)
Other	**38,344**	59,492	**64,023**	59,492
Future income tax expense (Recovery)	**389,899**	(194,848)	**758,000**	321,152
Large corporation tax	**19,955**	10,385	**51,534**	30,385
Income tax	**409,854**	(184,463)	**809,534**	351,537

8. FINANCIAL INSTRUMENTS

a) Fair value

As at June 30, 2004, the Company had the following hedges outstanding:

Crude oil swap referenced to WTI index	Quantity/Day	Price/Barrel
July 1, 2004 - December 31, 2004	200 barrels	US$30.00 - $35.00 Costless collar

9. COMMITMENTS

Bear Creek is committed to payments under operating leases for office space, and transportation obligations as follows.

	Office Space	Transportation	Total
2004	192,234	560,207	752,441
2005	192,234	368,221	560,455
2006	64,047	368,221	432,268
2007		368,221	368,221
2008		368,221	368,221

10. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the presentation adopted for the current period.

11. SUBSUQUENT EVENTS

In October 2003, the Company swapped its obligation and rights to the Colombia assets acquired as part of the Millennium acquisition for a 2% gross overriding royalty on the property with Adulis Resources Inc. At that time the Company retained a right to convert the overriding royalty to either a 10% working interest, or to 1 million shares of Adulis. Subsequent to the June 30, 2004 reporting period, the Company has converted the 2% gross overriding royalty on the Colombia property into 1 million shares of Adulis Resources Inc. At this time management has no specific plans to dispose of these shares.

Corporate Information

DIRECTORS

Martin A. Lambert [1] [2] [4]
Chairman
Bear Creek Energy Ltd.
Partner, Bennett Jones LLP
Calgary, Alberta

Martin Hislop [1] [4]
Chief Executive Officer
APF Energy Ltd.
Calgary, Alberta

John A. Howard [1] [3]
President, Lunar Enterprises Corp.
Calgary, Alberta

Garry Tanner [2] [3]
Senior Vice President
and Chief Operating Officer
EnerPlus Resources Fund
Calgary, Alberta

[1] Audit Committee
[2] Compensation Committee
[3] Reserves Committee
[4] Governance and Nominating Committee

OFFICERS

Russell J. Tripp, LL.B, P.Land
President and Chief Executive Officer

Neil G. Bokenfohr, B.Sc., P.Eng.
Vice President, Engineering

Douglas C. Hibbs, B.Sc., P.Geol
Vice President, Exploration

R. Alan Steele, CMA
Vice President, Finance & CFO

Korby Zimmerman, B.Comm., PLM
Vice President, Land

PROFESSIONAL STAFF

C.E. (Cal) Jaycock, B.Sc., P.Geol.
Senior Geologist

Elizabeth More, B.Sc., P.Geol.
Senior Geologist

Kelly Novakowski, B.Comm., CMA
Controller

Andrew Wiacek, M.Sc., P.Geoph.
Manager, Geophysics

Kenneth E. Wing, B.Sc., P.Eng.
Manager of Operations

Colin Witwer, B.Sc.
Operations

CORPORATE OFFICE

Bear Creek Energy Ltd.
1240, 407 - 2nd Street S.W.
Calgary Alberta T2P 2Y3
Telephone: (403) 517-3700
Facsimile: (403) 517-3711
Website: www.bearcreekenergy.com

STOCK EXCHANGE LISTING

The Toronto Stock Exchange (TSX)
Symbol: BCK

BANKER

ATB Financial
239 - 8th Avenue S.W.
Calgary, Alberta T2P 1B9

SOLICITOR

Bennett Jones LLP
4500 Bankers Hall East
855 - 2nd Street S.W.
Calgary, Alberta T2P 4K7

AUDITOR

Ernst & Young LLP
1000, 440 - 2nd Avenue S.W.
Calgary, Alberta T2P 5E9

CONSULTING ENGINEERS

Gilbert Laustsen Jung
Associates Ltd.
4100, 400 - 3rd Avenue S.W.
Calgary, Alberta T2P 4H2

ABBREVIATIONS

ARTC	Alberta Royalty Tax Credit
bbl	barrel
bbl/d	barrels of oil per day
mbbls	thousand barrels
boe	barrels of oil equivalent*
boe/d	barrels of oil equivalent per day*
mboe	thousand barrels of oil equivalent*
mcf	thousand cubic feet
mmcf	million cubic feet
mcf/d	thousand cubic feet per day
NGL	natural gas liquid
WTI	West Texas Intermediate

*6 mcf of gas = 1 barrel of oil

Management's Discussion and Analysis

This management's discussion and analysis ("MD&A") should be read in conjunction with the unaudited consolidated financial statements and notes for the three and six months ended June 30, 2004 and 2003 and the audited consolidated financial statements of the year ended December 31, 2003. This MD&A was written on August 5, 2004.

Basis of Presentation – The financial data presented below has been prepared in accordance with Canadian generally accepted accounting principles. The reporting and the measurement currency is the Canadian dollar.

Non-GAPP Measurements – The Management's Discussion and Analysis contains the term cash flow from operations, which should not be considered an alternative to, or more meaningful than cash flow from operating activities as determined in accordance with Canadian generally accepted accounting principles as an indicator of the Company's performance. Bear Creek's determination of cash flow from operations may not be particularly comparable to that reported by other companies, especially those in other industries. The reconciliation between net earnings and cash flow from operations can be found in the consolidated statements of cash flows in the audited consolidated financial statements. The Company also presents cash flow from operations per share whereby per share amounts are calculated using weighted average shares outstanding consistent with the calculation of earnings per share.

BOE Presentation – The term barrels of oil equivalents (BOE) may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All BOE conversions in the report are derived by converting gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil.

PETROLEUM AND NATURAL GAS SALES

Petroleum and natural gas revenues increased 45 percent to $7.2 million for the three months ended June 30, 2004 as compared to $5.0 million for the same period in 2003. This increase was a result of increased sales volumes and increased oil and NGL prices. Gas volumes increased by 26 percent to 5.2 mmcf per day from 4.1 mmcf per day in 2003. Oil volumes increased to 753 bbl per day from 643 bbl per day and NGL's were up to 258 bbl per day for a 30 % increase over the 199 bbl per day from the second quarter of 2003. For the six month period ended June 30, 2004 gas volumes were up 34 percent to 5.5 mmcf per day while oil volumes were up 23 percent and NGL's were up 5 percent compared to the six months ended June 30, 2003.

	Three months ended June 30			Six months ended June 30		
Average daily production volumes	**2004**	2003	% Change	**2004**	2003	% Change
Natural gas (mcf/d)	**5,180**	4,117	26	**5,458**	4,063	34
Oil (bbl/d)	**753**	643	17	**826**	674	23
NGL's (bbl/d)	**258**	199	30	**251**	239	5
Total (boe/d)	**1,874**	1,528	23	**1,986**	1,590	25

Prices for natural gas increased to $7.12 per mcf in the second quarter from $6.88 in the same quarter of 2003. Oil prices were up to $ 42.88 per bbl as compared to $31.07 for the second quarter of 2003, while NGL's were up 20 percent to $36.81 per bbl as compared to $30.67 in 2003. These prices are net of hedge losses in the second quarter of 2004 of $168,931 for oil, or $2.46 per bbl as compared to $101,953, or $1.74 per bbl in 2003. These contracts are used as a method to provide

downside protection for our cash flow. See note #8 for current hedging summary. For the six months ended June 30, 2004 gas prices were down 6 percent to $6.89 per mcf as compared to the first six months of 2003. Oil prices were up 16 percent to $41.37 per bbl while NGL's prices decreased 3 percent to $35.85 per bbl when compared to the first six months of 2003.

Oil prices are derived from the WTI average price and the U.S. $ exchange rate. For the first six months of 2003, WTI oil averaged $U.S. 31.54/bbl and the exchange rate was .689, while for the six months ended June 30, 2004, WTI oil averaged $U.S. 36.80 /bbl, while the Canadian dollar strengthened to an average exchange rate of .747.

	Three months ended June 30		Six months ended June 30	
Average prices per unit of production	**2004**	2003	**2004**	2003
Gas				
Gross $/mcf (before hedge)	**7.12**	7.05	**6.89**	7.60
Hedge gain/(loss) $/mcf	-	(0.17)	-	(0.29)
Net $/mcf	**7.12**	6.88	**6.89**	7.31
Oil				
Gross $/bbl (before hedge)	**45.34**	32.81	**43.07**	38.76
Hedge gain / (loss) $/bbl	**(2.46)**	(1.74)	**(1.70)**	(3.10)
Net $/bbl	**42.88**	31.07	**41.37**	35.66
NGL's				
Gross $/bbl (before hedge)	**36.81**	30.67	**35.85**	36.91
Hedge gain / (loss) $/bbl	-	-	-	-
Net $/bbl	**36.81**	30.67	**35.85**	36.91

CASH FLOW AND NET INCOME

The Company generated cash flow from operations of $3.5 million ($0.18 per share) in the second quarter of 2004 as compared to $2.1 million ($0.18 per share) in the second quarter of 2003. The increased cash flow for the comparative quarters of 2003 is a result of higher oil prices and strong production increases. For the six months ended June 30, 2004 the Company generated cash flow from operations of $7.4 million ($0.40 per share) compared to $4.9 million ($0.40 per share) in the prior year as a result of increased production and pricing.

The Company recorded net income of $1.0 million in the second quarter of 2004 compared to $0.6 million in the second quarter of 2003. Net income for the six months ended June 30, 2004 rose 88% to $2.0 million ($0.11 per share) compared to $1.1 million ($0.09 per share) for the same prior year period.

	Three months ended June 30 (restated)			Six months ended June 30 (restated)		
	2004	2003	% Change	**2004**	2003	% Change
Cash flow from operations - per share						
Basic	**0.18**	0.18	-	**0.40**	0.40	-
Diluted	**0.18**	0.18	-	**0.39**	0.40	(3)
Net Income - per share						
Basic	**0.05**	0.05	-	**0.11**	0.09	22
Diluted	**0.05**	0.05	-	**0.11**	0.09	22

ROYALTIES

Royalties for the second quarter of 2004 were $1.5 million as compared to $1.3 million in the second quarter of 2003. For the six months ended June 30, 2004 net royalties of $3.1 million represent 21 percent of revenues as compared to $3.0 million (26 percent of revenues) in 2003. Royalties in 2004 decreased as a percentage of sales compared to 2003 as a result of royalty relief received on oil production in a new pool discovery and reduced rates on natural gas as a result of lower prices.

	Three months ended June 30			Six months ended June 30		
($)	**2004**	2003	% Change	**2004**	2003	% Change
Royalty Category						
Crown	**901,803**	937,444	(4)	**1,681,489**	2,438,311	(31)
Freehold	**540,588**	220,689	145	**1,166,445**	470,388	134
Override	**102,527**	144,940	(29)	**310,019**	285,769	8
ARTC	**(48,342)**	(62)	-	**(125,581)**	(215,062)	(42)
FH Tax	**48,063**	105	-	**96,819**	27,642	250
Total Royalty	**1,544,639**	1,303,116	19	**3,129,191**	3,007,048	3

OPERATING EXPENSES

Operating expenses for the second quarter of 2004 were $1,019,207 as compared to $804,521 for the second quarter of 2003. On a per unit basis the 2004 cost is $5.98 per boe as compared to the second quarter of 2003 which was $5.79 per boe. The increase in total expenses are a result of the increased production in the comparative quarters while per boe amount remained relatively flat. For the six months ended June 30, 2004 operating costs totaled $2,184,559 ($6.04 per boe) compared to $1,750,159 ($6.08 per boe) for the same period of 2003

OPERATING NETBACK

The operating netback for the three months ended June 30 2004, of $27.12 per boe compared to the same period in 2003 of $20.45 is up 32 percent mainly as a result of increase commodity prices. For the six months ended June 30, 2004, the Company realized operating netbacks of $26.15 per boe, a 15 percent increase over the $22.81 per boe for the comparable 2003 period, mainly as a result of increased sales prices.

	Three months ended June 30			Six months ended June 30		
Operating Netback ($/boe)	**2004**	2003	% Change	**2004**	2003	% Change
Sales price	**42.16**	35.61	18	**40.85**	39.34	4
Royalties	**(9.06)**	(9.37)	(3)	**(8.66)**	(10.45)	(17)
Operating expense	**(5.98)**	(5.79)	3	**(6.04)**	(6.08)	(1)
Operating Netback	**27.12**	20.45	33	**26.15**	22.81	15

GENERAL AND ADMINISTRATIVE EXPENSES

Bear Creek has in place the professional staff to handle our aggressive capital program and expected production growth through the balance of 2004 and into 2005. Bear Creek has not capitalized any G&A in 2004 or 2003. For the three month period ended June 30, 2004, the Company had net G&A expenses of $1,109,405 (including $90,581 for stock based compensation expense), compared to $533,049 for same prior year period. On a per unit basis the costs in the second quarter of 2004 were $5.98 per boe compared to 2003 costs of $3.83 per boe. For the six months ended June 30, 2004, the Company

recorded G&A expenses of $1,926,181, ($6.04 per boe) as compared to $1,393,166 ($4.84 per boe) for the same period in 2003. We expect G&A costs per boe to be reduced in subsequent periods in conjunction with anticipated production increases.

G & A Expense ($)	Three months ended June 30 2004	2003	% Change	Six months ended June 30 2004	2003	% Change
G&A expense (gross)	**1,139,552**	625,505	82	**2,015,630**	1,571,516	28
Overhead recoveries	**(30,147)**	(92,456)	(67)	**(89,449)**	(178,350)	(50)
G&A expense (net)	**1,109,405**	533,049	108	**1,926,181**	1,393,166	38
G&A expense $ / boe (net)	**6.50**	3.83	56	**5.33**	4.84	25

INTEREST EXPENSE

In the three month period ended June 30, 2004, the Company recorded an interest expense of $47,259, a decrease from $154,663 in the second quarter of 2003. Interest for the first six months of 2004 was $179,042 as compared to $276,458 for the same 2003 period . The decrease in interest expense is a result of lower interest rates (4.0% vs. 5.50% in 2003) and a lower draw on our operating bank line.

DEPLETION, DEPRECIATION AND ACCRETION

Depletion and depreciation in the second quarter of 2004 was $2.1 million as compared to the second quarter of 2003 which was $1.7 million for a 21 percent increase. For the six months ended June 30, 2004 the total expense was $4.5 million or a 31 percent increase as compared to the comparable six month period in 2003 of $3.5 million. On a per boe basis, the second quarter 2004 was $12.26 per boe as compared to the second quarter 2003 amount of $12.52 per boe. For the first six months, the per boe rate was up 4 percent for 2004 at $12.44 per boe as compared to the 2003 rate of $11.99 per boe.

($)	Three months ended June 30 2004	2003	% Change	Six months ended June 30 2004	2003	% Change
Depletion and depreciation	**2,090,211**	1,741,150	20	**4,496,263**	3,452,053	30
Accretion	**5,401**	11,776	(54)	**27,084**	23,031	17
Cost per boe						
Depletion and depreciation	**12.26**	12.52	(2)	**12.44**	11.99	4
Accretion	**0.03**	0.08	(63)	**0.07**	0.08	(13)

TAXES

For the three month period ended June 30, 2004, the Company recorded a current tax expense of $19,955 and future tax expense of $389,899 as compared to the $10,385 current tax expense and ($194,848) future tax recovery recorded in the second quarter of 2003. The current tax expense is comprised only of large corporation tax that is a capital based tax, and the Company has not paid any current income taxes for 2004. For the six month period ended June 30, 2004, the Company recorded a current tax expense of $51,534 and a $758,000 future tax expense as compared to $30,385 current tax expense and $321,152 future tax expense for the six months ended June 30, 2003. As of June 30, 2004 the Company has fulfilled its flow-through share obligation relating to 2003 equity issues

CAPITAL EXPENDITURES

During the second quarter of 2004, the Company drilled 18 (9.9 net) wells resulting in 9 (4.7 net) gas wells, 4 (1.4) oil wells, 1 (0.4 net) service well, 4 (3.4 net) cased standing wells for a 100 percent success rate. Capital expenditures during the second quarter of 2004, increased to $9.9 million from the $2.9 million incurred in the comparable 2003 period. During the six month period ended June 30, 2004, the Company drilled 29 (14.8 net) wells with a 90 percent success ratio resulting in 12 (5.7 net) gas wells, 9 (4.6 net) oil wells, 1 service well, 4 (3.4 net) cased standing, and 3 (0.7 net) dry and abandoned wells During the same period the Company incurred capital expenditures of $19.0 million compared to $7.0 million for the six month period in 2003. For the three month and six month periods ended June 30 for 2004 and 2003 capital expenditures are as follows:

	Three months ended June 30			Six months ended June 30		
Capital Expenditures ($000s)	**2004**	2003	% Change	**2004**	2003	% Change
Land Acquisitions	**1,480**	599	147	**2,927**	747	292
Geological & Geophysical	**715**	353	103	**1,320**	488	170
Drilling & Completions	**6,502**	1,191	446	**11,980**	3,660	227
Equipment & Facilities	**1,094**	242	352	**2,764**	1,599	73
Other	**20**	3	567	**27**	(5)	(640)
Asset Retirement Obligation	**119**	17	600	**262**	29	803
Corporate Acquisition	**–**	464	–	**(312)**	464	(167)
Total Capital Expenditures	**9,930**	2,869	246	**18,968**	6,982	172

LIQUIDITY AND CAPITAL RESOURCES

The Company had a revolving demand loan facility for up to a maximum of $24 million, with a Canadian financial institution at June 30, 2004. The Company recorded a working capital deficiency of $3.6 million and an outstanding bank loan of $7.9 million at June 30, 2004 (net debt of $11.5 million) as compared to a working capital deficiency of $1.3 million and outstanding bank loan of $12.1 million (net debt $13.4 million) at June 30, 2003.

During 2004 the Company closed a private placement equity offering of 2,532,500 shares at $4.75 per share for gross proceeds of $12,029,375.

On an ongoing basis the Company will typically utilize three sources of funding to finance its capital expenditure program; internally generated cash flow from operations, debt where deemed appropriate and new equity issues if available on favorable terms. When financing corporate acquisitions the Company may also assume certain future liabilities. In addition, the Company may adjust its capital expenditure program depending on the commodity price outlook.

SUMMARY OF QUARTERLY RESULTS

	2002		2003				2004	
	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2
PN&G Sales	2,984	4,229	6,374	4,951	4,047	5,401	7,576	7,190
Net Income*	(41)	198	484	587	401	(371)	1,051	964
Net Income – per share								
Basic	–	0.02	0.04	0.05	0.03	(0.02)	0.06	0.05
Diluted	–	0.02	0.04	0.05	0.03	(0.02)	0.06	0.05

* Restated 2002 & 2003 (see Asset retirement obligation section)

CHANGES IN ACCOUNTING POLICIES DURING THE CURRENT FISCAL YEAR

The Company has implemented the following new and amended standards in 2004 with the following impact on the 2003 financial statements where retroactive application was required:

Asset retirement obligation

The Canadian Institute of Chartered Accountants ("CICA") issued Section 3110 which requires the recognition of the fair value of the retirement obligation for related long term assets as a liability. Retirement costs equal to the retirement obligation are capitalized as part of the cost of the associated capital cost and amortized to expense through depletion over the life of the asset. In subsequent periods, the liability is adjusted for the passage of time and for any changes in the amount or timing of the underlying future cash flows. This standard was adopted January 1, 2004 and prior period comparative balances have been restated. As a result of implementation, the standard had the following effects on the Company's consolidated financial statements:

($000s)	January 1, 2004
Changes to consolidated balance sheet	
Increase to property, plant and equipment (net of accumulated depletion and depreciation)	1,698
Increase to asset retirement obligation	1,750
Decrease to future income tax liability	20
Impact to retained earnings	32

The implementation of new accounting policies in 2004 relating to asset retirement obligation have resulted in the restatement of previously reported annual and quarterly net income. The restatements were required under the transitional provisions of the respective accounting standards.

The following table illustrates the restatement impact of new accounting policies on quarterly net income for 2003.

	2003				
($000s)	Q1	Q2	Q3	Q4	Total
Net income before changes in accounting policy	513	614	451	(319)	1,259
Increase (decrease) in net income					
Depletion expense	(52)	(47)	(57)	(67)	(223)
Asset retirement accretion expense	(11)	(12)	(18)	(20)	(61)
Site restoration expense	34	32	25	40	131
Future income tax recovery/expense				(5)	(5)
Net income after changes in accounting policy	484	587	401	(371)	1,101

Full cost accounting

In September 2003 the CICA issue Accounting Guideline 16 "Oil and Gas Accounting – Full Cost". The Guideline modifies the ceiling test, which limits the aggregate capitalized costs that may be carried forward to future periods. Specific new guidance was provided on several issues, including the frequency of conducting impairment tests, the testing for recoverability and the method of determining fair value. The Guideline recommends the impairment test should be conducted at each balance sheet date. Recovery of costs is tested by comparing the carrying amount of the oil and natural gas assets to the undiscounted cash flows from those assets using proved reserves and expected future prices and costs. If the carrying amount exceeds the recoverable amount, then impairment should be recognized on the amount by which the carrying

amount of the assets exceeds the present value of expected cash flows using proved and probable reserves and expected future prices and costs. The effective date of the Guideline is for fiscal years beginning on or after January 1, 2004. After implementation it was determined that no impairment existed and the standard did not have an impact of the Company's consolidated financial statements.

OUTLOOK

As a result of political unrest which is disrupting supply combined with minor demand growth, we believe that higher oil prices will remain for the foreseeable future, with a floor price remaining well above historical averages. These price expectations appear to be driving the much higher acquisition parameters lately and we expect to see increased M & A activity leading up to year end. We continue to evaluate merger and acquisition opportunities that we feel can complement our core business strategies, but realize it is a very competitive market.

We are well positioned currently with a good land base and large drilling inventory to take us through the next 12 - 18 months. Our drilling success will lead to an increase in production volumes by September - October, increasing our cash flow as we continue to expect to reach production levels of 3,500 boe/d by year end.

The Company remains focused on creating and realizing shareholder value and will continue to focus on our core West Central Alberta fairway in areas that our strong technical team has expertise in.

Forward Looking Statements – Certain information regarding Bear Creek Ltd. set forth in this document, including management's assessment of Bear Creek Energy Ltd.'s future plans and operations, contains forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond Bear Creek Energy Ltd.'s control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, current fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Bear Creek Energy Ltd.'s actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Bear Creek Energy Ltd. will derive there from.

BEAR CREEK ENERGY LTD.
FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Russell J. Tripp, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Bear Creek Energy Inc., for the interim period ending June 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: August 12, 2004

(Signed) *Russell J. Tripp*
President and Chief Executive Officer

BEAR CREEK ENERGY LTD.
FORM 52-109FT2

RECEIVED
2005 JAN -5 P 12:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, R. Alan Steele, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Bear Creek Energy Inc., for the interim period ending June 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: August 12, 2004

(Signed) *R. Alan Steele*
Vice President, Finance and Chief Financial Officer


BEAR CREEK
ENERGY LTD.
Q3 2004
TSX: BCK

Highlights

> Cash flow from operations increased to $4.7 million, up 249% from $1.3 million in Q3 2003 or 167% on a per share basis to $0.24 from $0.09

> A one-time gain from the sale of Adulis shares generated an additional $1.9 million ($0.10 per share) of proceeds in the quarter

> Net earnings increased by 590% from the prior year quarter to $2.7 million or 600% on a per share basis to $0.14 from $0.02

> Operating netback rose 66% to $28.66 per boe from $17.26 per boe in Q3 2003

> Year to date expenses averaged $6.25 per boe compared to $6.64 per boe for the prior year nine-month period

> Production averaged 2,116 boe/d in the quarter, up 61% from 1,314 boe/d in Q3 2003

> Active drilling program of 9.5 net wells was conducted in the quarter, up from 2.4 net wells in Q3 2003, with a net success rate of 96%

> Banking facility was moved to a major Canadian bank and the company's line of credit was increased to $30 million

> Capital budget for 2004 expanded to $48 million mainly due to drilling and completion success rate that was higher than budget

Financial & Operating Highlights

	Three months ended September 30			Nine months ended September 30		
	2004	2003	% Change	**2004**	2003	% Change
FINANCIAL ($000s, except per share amounts)						
Gross oil and natural gas revenue	**8,644**	4,047	114	**23,410**	15,372	52
Cash flow from operations	**4,753**	1,363	249	**12,201**	6,231	96
Per share – basic ($)	**0.24**	0.09	167	**0.65**	0.48	35
Per share – diluted ($)	**0.23**	0.09	156	**0.63**	0.47	34
Proceeds from sale of shares	**1,901**	–	–	**1,901**	–	–
Per share – basic ($)	**0.10**	–	–	**0.10**	–	–
Per share – diluted ($)	0.09	–	–	**0.10**	–	–
Net Earnings	**2,771**	401	591	**4,786**	1,473	225
Per share – basic ($)	**0.14**	0.02	600	**0.25**	0.11	127
Per share – diluted ($)	**0.14**	0.02	600	**0.25**	0.11	127
Capital Expenditures	**15,288**	10,591	44	**34,256**	17,573	95
Bank debt and working capital deficiency	**(19,847)**	(8,522)	133	**(19,847)**	(8,522)	133
Shares outstanding (000s)						
At period end	**19,724**	16,163	22	**19,724**	16,163	22
Weighted average during period, basic	**19,711**	14,523	36	**18,850**	13,008	45
Weighted average during period, diluted	**20,323**	14,772	38	**19,356**	13,258	46

OPERATING						
Production						
Natural gas (mcf/d)	**5,600**	3,541	58	**5,506**	3,887	42
Oil (bbls/d)	**983**	558	76	**878**	635	38
NGL's (bbls/d)	**200**	166	20	**234**	215	9
Oil and equivalent (boe/d) (6:1)	**2,116**	1,314	61	**2,030**	1,497	36
Average wellhead prices						
Natural gas ($/mcf)	**$6.57**	$6.12	7	**$6.78**	$6.95	(2)
Oil ($/bbl)	**$48.58**	$30.59	59	**$44.08**	$34.16	29
NGL's ($/bbl)	**$44.74**	$31.63	41	**$38.40**	$35.53	8
Operating Netback ($/boe)	**$28.66**	$17.26	66	**$27.03**	$21.17	27
Wells Drilled						
Gross	**23**	9	156	**52**	13	300
Net	**9.5**	2.4	296	**24.2**	5.9	310
Net success rate	**96%**	100%	(4)	**92%**	92%	–
Undeveloped land (net acres)	**61,000**	36,000	69	**61,000**	36,000	69

Report to Shareholders

On October 27, 2004 the Company and Ketch Resources Ltd. ("Ketch") jointly announced that their respective Boards of Directors had unanimously approved a proposal to combine the two entities and create Ketch Resources Trust ("Ketch Trust" or the "Trust"), a new oil and gas trust and two public exploration-focused junior producers, Kereco Energy Ltd. ("Kereco") and Bear Ridge Resources Ltd. ("Bear Ridge"), pursuant to a Plan of Arrangement (the "Arrangement"). Upon completion of the Arrangement, shareholders of Ketch will receive one trust unit of Ketch Trust and 0.4 of a share in each of Kereco and Bear Ridge for each Ketch share held, and Bear Creek shareholders will receive 0.5 of a trust unit of Ketch Trust and 0.2 of a share in each of Kereco and Bear Ridge for each Bear Creek share held (shares received by current shareholders are subsequent to a planned 2.5:1 consolidation in both Bear Ridge and Kereco).

Ketch Trust will own approximately 87 percent of the existing producing assets of Ketch and Bear Creek, including high quality assets in the Fontas, Peace River Arch and West Central areas of Alberta. Kereco and Bear Ridge will own certain of the growth assets and undeveloped lands of Ketch and Bear Creek, respectively. Bear Creek management will run the Trust and Bear Ridge and Ketch management will run Kereco.

An information circular detailing the Plan of Arrangement is anticipated to be mailed to security holders in early December. Shareholders' meetings to consider the reorganization will occur on or about January 10, 2005. The transaction is subject to the receipt of all necessary shareholder and regulatory approvals and consents.

For further details of the transaction refer to the Bear Creek press release of October 27, 2004.

EXPLORATION AND OPERATIONS HIGHLIGHTS

Bear Creek conducted a very active drilling and completion program during the quarter, despite continued wet weather, and realized a higher success rate than budgeted. We drilled 23 (9.5 net) wells in the quarter with a 96% success rate. A total of 10 (2.8 net) wells were cased as potential gas wells, 10 (4.6 net) wells were cased as potential oil wells, 2 (1.6 net) wells were standing and 1 (0.5 net) well was abandoned.

At Sakwatamau/Goodwin in West Central Alberta we drilled 4 (2.3 net) wells and successfully completed all 4 wells. One (0.5 net) well was completed as a dual zone Ellerslie/Glauconite gas well, one (0.3 net) was completed as an Ellerslie gas well, one (0.5 net) was completed as a Swan Hills oil well and one (1.0 net) was completed as a Viking oil well. We anticipate all 4 wells will be on stream in the fourth quarter.

At Westerose we participated in 6 (0.7 net) low-interest drilling operations, all of which were cased as potential Glauconite or Edmonton gas wells. We expect at least 3 of these wells will be tied in by year end. At Brazeau we drilled and successfully completed 1 (0.3 net) Ellerslie gas well and successfully reentered and completed 1 (1.0 net) Rock Creek gas well, both of which we plan to tie in prior to year end. In our Southeast Saskatchewan Mississippian light oil project we drilled and cased 8 (3.7 net) wells as potential oil wells. We expect all eight wells will be completed prior to year end. In the Peace River region we drilled and cased 1 (0.6 net) well at Mulligan as a potential Gething gas well and completion operations are scheduled for the fourth quarter.

FINANCIAL HIGHLIGHTS

Bear Creek posted record financial results in the third quarter. Cash flow from operations of $4.7 million was up 249% from $1.3 million in the prior year period and diluted cash flow per share rose 156% from $0.09 to $0.23. The company also realized significant one-time proceeds of $1.9 million from the sale of the 1 million shares of Adulis Resources Ltd. that we

acquired in exchange for the international properties we had originally inherited from the reverse takeover of Millennium Energy Ltd. We realized net earnings of $2.7 million ($0.14 per share diluted) during the quarter compared to $0.4 million ($0.02 per share diluted) in the third quarter of 2003.

Production continued to grow on a quarter over quarter basis and averaged 2,116 boe/d in the third quarter, up 61% from the same period in the previous year. Bear Creek realized record operating netbacks of $28.66 per boe, up 66% from $17.26 per boe in the prior year period, largely as a result of significantly higher oil and NGL prices.

The Company moved its banking facilities to the Royal Bank of Canada during the quarter and our operating line of credit was increased to $30 million. At the end of the third quarter our total bank debt and working capital deficiency was $19.8 million.

Based on the continued success of our drilling program and the Company's growing production base, Bear Creek announced an increase to its 2004 capital budget to $48 million.

CLOSING REMARKS

We are extremely pleased to present the transaction with Ketch Resources Ltd. for shareholder approval in early January, 2004. In our view the transaction maximizes the value of Bear Creek's current assets and future exploration opportunities and provides both liquidity and investment flexibility to all of our shareholders.

On behalf of all Bear Creek shareholders, I would like to take this opportunity to thank the Company's employees, management and directors for their hard work and the significant shareholder value created during Bear Creek's 3 years of operations. On behalf of Bear Creek management and board of directors I wish to thank all Bear Creek shareholders for their tremendous support.



Russell J. Tripp
President and Chief Executive Officer

Management's Discussion and Analysis

This management's discussion and analysis ("MD&A") should be read in conjunction with the Company's unaudited consolidated financial statements and notes for the three and nine months ended September 30, 2004 and 2003 and the audited consolidated financial statements of the year ended December 31, 2003. This MD&A was written November 9, 2004.

Basis of Presentation – The financial data presented below has been prepared in accordance with Canadian generally accepted accounting principles. The reporting and the measurement currency is the Canadian dollar.

Non-GAPP Measurements – The Management's Discussion and Analysis contains the term cash flow from operations, which should not be considered an alternative to, or more meaningful than cash flow from operating activities as determined in accordance with Canadian generally accepted accounting principles as an indicator of the Company's performance. Bear Creek's determination of cash flow from operations may not be particularly comparable to that reported by other companies, especially those in other industries. The reconciliation between net earnings and cash flow from operations can be found in the consolidated statements of cash flows in the audited consolidated financial statements. The Company also presents cash flow from operations per share whereby per share amounts are calculated using weighted average shares outstanding consistent with the calculation of earnings per share.

BOE Presentation – The term barrels of oil equivalents (BOE) may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All BOE conversions in the report are derived by converting gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil.

PETROLEUM AND NATURAL GAS SALES

Petroleum and natural gas revenues increased 114 percent to $8.6 million for the three months ended September 30, 2004 as compared to $4.0 million for the same period in 2003. This increase was a result of increased sales volumes and higher product pricing realized. Total daily volumes in the third quarter averaged 2,116 boe/d which was a 61 percent increase over the 1,314 boe/d recorded in the same period of 2003. The comparative daily volumes in September 2003 were down due to the Keyspan Rimbey gas plant scheduled turnaround that was completed. Gas volumes increased by 58 percent to 5.6 mmcf per day from 3.5 mmcf per day in 2003. Oil volumes increased to 983 bbl per day from 558 bbl per day and NGL's were up to 200 bbl per day from 166 bbl per day from the third quarter of 2003. For the nine month period ended September 30, 2004 gas volumes were up 42 percent to 5.5 mmcf per day while oil volumes were up 38 percent and NGL's were up 9 percent compared to the nine months ended September 30, 2003.

	Three months ended September 30			Nine months ended September 30		
Average daily production volumes	**2004**	2003	% Change	**2004**	2003	% Change
Natural gas (mcf/d)	**5,600**	3,541	58	**5,506**	3,887	42
Oil (bbl/d)	**983**	558	76	**878**	635	38
NGL'S (bbl/d)	**200**	166	20	**234**	215	9
Total (boe/d)	**2,116**	1,314	61	**2,030**	1,497	36

Prices for natural gas increased 7 percent to $6.57 per mcf in the third quarter from $6.12 in the same quarter of 2003. Oil prices were up 59 percent to $48.58 per bbl as compared to $30.59 for the third quarter of 2003, while NGL's were up 41 percent to $44.74 per bbl as compared to $31.63 in 2003. These prices are net of hedge losses in the third quarter of 2004 of $0.21 million for oil, or $2.35 per bbl as compared to $0.14 million, or $2.83 per bbl in 2003. These contracts are used as a method to provide downside protection for our cash flow. For the nine months ended September 30, 2004 gas prices were

down 2 percent to $6.78 per mcf as compared to $6.95 for the first nine months of 2003. Oil prices were up 29 percent to $44.08 per bbl from $34.16 while NGL's prices increased 8 percent to $38.40 per bbl when compared to $35.33 for the first nine months of 2003.

Oil prices are derived from the WTI average price and the U.S. $ exchange rate. For the first nine months of 2003, WTI oil averaged $U.S. 31.32 per bbl and the exchange rate was .701, while for the nine months ended September 30, 2004, WTI oil averaged $U.S. 39.16 per bbl, while the Canadian dollar strengthened to an average exchange rate of .753.

	Three months ended September 30		Nine months ended September 30	
Average prices per unit of production	**2004**	2003	**2004**	2003
Gas				
Gross $/mcf (before hedge)	**6.57**	6.17	**6.78**	7.16
Hedge gain / (loss) $/mcf	-	(0.05)	-	(0.21)
Net $/mcf	**6.57**	6.12	**6.78**	6.95
Oil				
Gross $/bbl (before hedge)	**50.93**	33.42	**46.02**	37.17
Hedge gain / (loss) $/bbl	**(2.35)**	(2.83)	**(1.94)**	(3.01)
Net $/bbl	**48.58**	30.59	**44.08**	34.16
NGL's				
Gross $/bbl (before hedge)	**44.74**	31.63	**38.40**	35.53
Hedge gain / (loss) $/bbl	-	-	-	-
Net $/bbl	**44.74**	31.63	**38.40**	35.53

CASH FLOW AND NET INCOME

The Company generated cash flow from operations of $4.8 million ($0.24 per share) in the third quarter of 2004 as compared to $1.4 million ($0.09 per share) in the third quarter of 2003. The increased cash flow for the comparative quarters of 2003 is a result of higher commodity prices, strong production increases and reduction of operating costs on a per boe basis. The proceeds from the sale of stock obtained through the conversion of a gross overriding royalty position in Colombia into shares of Adulis Resources provided a one time gain of $1.9 million ($0.10 per share) recorded in the third quarter of 2004. For the nine months ended September 30, 2004 the Company generated cash flow from operations of $12.2 million ($0.65 per share) compared to $6.2 million ($0.48 per share) in the prior year.

The Company recorded net income of $2.8 million in the third quarter of 2004 compared to $0.4 million in the third quarter of 2003. Net income for the nine months ended September 30, 2004 increased 225 percent to $4.8 million ($0.25 per share) compared to $1.5 million ($0.11 per share) for the same prior year period.

	Three months ended September 30			Six months ended September 30		
	2004	2003	% Change	**2004**	2003	% Change
Cash flow from operations - per share						
Basic	**0.24**	0.09	167	**0.65**	0.48	35
Diluted	**0.23**	0.09	156	**0.63**	0.47	34
Proceeds from sale of shares - per share						
Basic	**0.10**	-	-	**0.10**	-	-
Diluted	**0.09**	-	-	**0.10**	-	-
Net income - per share						
Basic	**0.14**	0.02	600	**0.25**	0.11	127
Diluted	**0.14**	0.02	600	**0.25**	0.11	127

ROYALTIES

Royalties for the third quarter of 2004 were $1.8 million as compared to $1.0 million in the third quarter of 2003. For the nine months ended September 30, 2004, net royalties of $4.9 million represents 20.9 percent of revenues as compared to $4.0 million and 26.0 percent of revenues in 2003. Royalties in 2004 decreased as a percentage of sales compared to 2003 due to royalty relief received on oil production in a new pool discovery and conversion of a gross overriding royalty to a working interest in the Garrington area.

	Three months ended September 30			Nine months ended September 30		
($)	**2004**	2003	% Change	**2004**	2003	% Change
Royalty Category						
Crown	**982,763**	550,231	79	**2,664,251**	2,988,542	(11)
Freehold	**543,185**	310,179	75	**1,709,631**	780,567	119
Override	**238,304**	160,537	48	**548,323**	446,306	23
ARTC	**(67,239)**	(25,000)	169	**(192,820)**	(240,062)	(20)
FH Tax	**77,927**	2,308	-	**174,746**	29,950	483
Total Royalty	**1,774,940**	998,255	78	**4,904,131**	4,005,303	22

	Three months ended September 30			Nine months ended September 30		
Average royalty rates (% of sales)	**2004**	2003	% Change	**2004**	2003	% Change
Royalty Category						
Crown	**11.4**	13.6	(16)	**11.4**	19.4	(41)
Freehold	**6.3**	7.7	(18)	**7.3**	5.1	43
Override	**2.8**	4.0	(30)	**2.3**	2.9	(21)
ARTC	**(0.8)**	(0.6)	33	**(0.8)**	(1.6)	(50)
FH Tax	**0.9**	0.1	800	**0.7**	0.2	250
Total Royalty	**20.6**	24.8	(17)	**20.9**	26.0	(20)

OPERATING EXPENSES

Operating expenses for the third quarter of 2004 were $1.3 million as compared to $1.0 million for the third quarter of 2003. On a per unit basis the 2004 cost is $6.63 per boe as compared to the third quarter of 2003 which was $7.96 per boe. The decreased third quarter expense is mainly due to cost efficiencies obtained in 2004 and comparatively high 2003 costs, as a result of the Rimbey gas plant turnaround and large pipeline inspection costs that were incurred. For the nine months ended September 30, 2004, operating costs totaled $3.5 million ($6.25 per boe) compared to $2.7 million ($6.64 per boe) for the same period of 2003

OPERATING NETBACK

The operating netback for the three months ended September 30 2004, of $28.66 per boe compared to the same period in 2003 of $17.26 is up 66 percent mainly as a result of increased commodity prices and a reduction in operating expenses on a produced boe basis. For the nine months ended September 30, 2004, the Company realized operating netbacks of $27.03 per boe, a 28 percent increase over the $21.17 per boe for the comparable 2003 period, mainly as a result of increased sales prices.

Operating Netback ($/boe)	Three months ended September 30 2004	2003	% Change	Nine months ended September 30 2004	2003	% Change
Sales price	**44.41**	33.48	33	**42.10**	37.61	12
Royalties	**(9.12)**	(8.26)	10	**(8.82)**	(9.80)	(10)
Operating expense	**(6.63)**	(7.96)	(17)	**(6.25)**	(6.64)	(6)
Operating Netback	**28.66**	17.26	66	**27.03**	21.17	28

GENERAL AND ADMINISTRATIVE EXPENSES

Bear Creek has not capitalized any G&A in 2004 or 2003. For the three month period ended September 30, 2004, the Company had net G&A expenses of $0.9 million (including $123,999 for stock based compensation expense), compared to $0.6 million for same prior year period. On a per unit basis the costs in the third quarter of 2004 were $3.79 per boe compared to 2003 costs of $4.65 per boe. Increased levels of activity and expanding capital programs have increased our staff count and total administrative costs, while production increases have lowered the cost on a per unit of production basis. For the nine months ended September 30, 2004, the Company recorded G&A expenses of $2.8 million ($4.52 per boe) as compared to $2.0 million ($4.78 per boe) for the same period in 2003. The Company currently has 16 employees and is positioned to handle the increased capital programs planned for 2004.

G & A Expense ($)	Three months ended September 30 2004	2003	% Change	Nine months ended September 30 2004	2003	% Change
G&A expense (gross)	**907,028**	632,398	43	**2,822,658**	2,203,914	28
Overhead recoveries	**(45,216)**	(70,816)	(36)	**(134,664)**	(249,166)	(46)
G&A expense (net)	**861,812**	561,582	53	**2,787,994**	1,954,748	43
G&A expense $/boe (net)	**3.79**	4.65	(18)	**4.52**	4.78	(5)

INTEREST EXPENSE

In the three month period ended September 30, 2004, the Company recorded interest expense of $99,322, a decrease from $125,244 in the third quarter of 2003. Interest for the first nine months of 2004 was $278,364 as compared to $401,702 for the same 2003 period. The decrease in interest expense is a result of lower average monthly bank debt balance in 2004 compared to the comparative quarter in 2003 and partially offset by a higher interest rate of 5.0% in 2004 vs. 4.0% in 2003.

DEPLETION, DEPRECIATION AND ACCRETION

Depletion and deprecation in the third quarter of 2004 was $2.5 million as compared to the third quarter of 2003 which was $1.6 million for a 54 percent increase. For the nine months ended September 30, 2004, the total expense was $7.0 million or a 38 percent increase as compared to the comparable nine month period in 2003 of $5.1 million. On a per boe basis, the third quarter 2004 was $12.72 per boe as compared to the third quarter 2003 amount of $13.31 per boe. For the first nine months, the boe rate was up 1 percent for 2004 at $12.54 per boe as compared to the 2003 rate of $12.39 per boe.

($)	Three months ended September 30 2004	2003	% Change	Nine months ended September 30 2004	2003	% Change
Depletion and depreciation	**2,474,781**	1,608,743	54	**6,971,044**	5,060,796	38
Accretion	**25,025**	17,788	41	**52,109**	40,819	28
Cost per boe						
Depletion and depreciation	**12.72**	13.31	(4)	**12.54**	12.39	1
Accretion	**0.13**	0.15	(13)	**0.09**	0.10	(10)

TAXES

For the three month period ended September 30, 2004, the Company recorded a current tax recovery of $10,137 and future tax expense of $1,259,000 as compared to the $36,000 current tax expense and $664,547 future tax recovery recorded in the third quarter of 2003. The current tax expense is comprised only of large corporation tax that is a capital based tax, and the Company has not paid any current income taxes for 2004. For the nine month period ended September 30, 2004, the Company recorded a current tax expense of $41,397 and a $2,017,000 future tax expense as compared to $66,385 current tax expense and $343,395 future tax recovery for the nine months ended September 30, 2003.

CAPITAL EXPENDITURES

During the third quarter of 2004, the Company drilled 23 (9.5 net) wells resulting in 10 (2.8 net) gas wells, 10 (4.6) oil wells 2 (1.6 net) cased standing wells and 1 (0.5 net) abandoned wells for a 96 percent success rate. Capital expenditures during the third quarter of 2004, increased to $15.3 million from the $10.6 million incurred in the comparable 2003 period. During the nine month period ended September 30, 2004, the Company drilled 52 (24.2 net) wells with a 92 percent success ratio resulting in 22 (8.6 net) gas wells, 19 (9.2 net) oil wells, 1 service well (0.4 net), 6 (5.0 net) cased standing, and 4 (1.2 net) dry and abandoned wells During the same period the Company incurred capital expenditures of $34.3 million compared to $17.6 million for the nine month period in 2003. Capital expenditures for the three month and nine month periods ended September 30 for 2004 and 2003 is as follows:

	Three months ended September 30			Nine months ended September 30		
Capital Expenditures ($000s)	**2004**	2003	% Change	**2004**	2003	% Change
Land	**1,428**	266	437	**4,354**	1,013	330
Property Acquisitions	**1,009**	–	–	**1,009**	–	–
Geological & Geophysical	**465**	320	45	**1,786**	808	121
Drilling & Completions	**10,354**	2,115	390	**22,333**	5,775	287
Equipment & Facilities	**1,883**	989	90	**4,647**	2,588	80
Other	**9**	4	125	**37**	(1)	38
Asset Retirement Obligation	**140**	604	(77)	**402**	633	(36)
Corporate Acquisition	**–**	6,293	–	**(312)**	6,757	(105)
Total Capital Expenditures	**15,288**	10,591	44	**34,256**	17,573	95

LIQUIDITY AND CAPITAL RESOURCES

The Company had a revolving demand loan facility for up to a maximum of $30 million with a Canadian financial institution at September 30, 2004. The Company recorded a working capital deficiency of $6.4 million and an outstanding bank loan of $13.5 million at September 30, 2004 (net debt of $19.9 million) as compared to a working capital deficiency of $2.9 million and outstanding bank loan of $5.6 million (net debt $8.5 million) at September 30, 2003.

During 2004 the Company closed a private placement equity offering of 2,532,500 shares at $4.75 per share for gross proceeds of $12,029,375.

On an ongoing basis, the Company will typically utilize three sources of funding to finance its capital expenditure program; internally generated cash flow from operations, debt where deemed appropriate and new equity issues if available on favorable terms. When financing corporate acquisitions the Company may also assume certain future liabilities. In addition, the Company may adjust its capital expenditure program depending on the commodity price outlook, and further opportunities that are identified.

SUMMARY OF QUARTERLY RESULTS

	2002	2003				2004		
	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3
PN&G Sales	4,229	6,374	4,951	4,047	5,401	7,576	7,190	8,644
Net Income*	198	484	587	401	(370)	1,051	964	2,771
Net Income – per share								
Basic	0.02	0.04	0.05	0.03	(0.02)	0.06	0.05	0.14
Diluted	0.02	0.04	0.05	0.03	(0.02)	0.06	0.05	0.14

* Restated 2002 & 2003 (see Asset retirement obligation section)

RESERVES

The corporate reserves dated October 1, 2004, were evaluated by the independent engineering firm of Gilbert Lausten Jung Associates Ltd. ("GLJ") in accordance with the definitions set out under National Instrument 51-101, Standards of Disclosure for Oil and Gas Activities ("NI 51 - 101"). Total proved reserves as at October 1, 2004, increased 32% to 6.14 million boe compared with 4.65 million boe as at January 1, 2004. Total proved plus probable reserves at October 1, 2004, increased 34% to 7.94 million boe compared with 5.94 million boe at January 1, 2004.

Summary of Company Interest Oil and Gas Reserves – Forecasted Prices and Costs

October 1, 2004	Light and Medium Crude Oil (mbbls)	Gas Liquids (mbbls)	Natural Gas (mmcf)	Oct. 1, 2004 boe (mboe)	Jan. 1, 2004 boe (mboe)
Proved					
Developed producing	1,915	518	10,962	4,259	3,543
Developed non-producing	82	220	5,996	1,301	756
Undeveloped	333	46	1,210	580	347
Total proved	2,329	783	18,168	6,140	4,646
Probable	754	177	5,208	1,798	1,290
Total proved plus probable	3,083	960	23,375	7,938	5,936

Note: May not add due to rounding

Net Present Value of Reserves – Forecasted Prices and Costs

($000s)	Undiscounted	Discounted			
October 1, 2004		8%	10%	15%	20%
Proved					
Developed producing	96,929	74,255	70,559	63,118	57,444
Developed non-producing	29,922	22,451	21,209	18,703	16,791
Undeveloped	10,686	6,164	5,649	4,693	4,011
Total proved	137,538	102,870	97,416	86,513	78,246
Probable	38,597	22,693	20,518	16,519	13,809
Total proved plus probable	176,135	125,563	117,934	103,032	92,055

Note: May not add due to rounding

(1) Utilizing Gilbert Laustsen Jung Associates Ltd. October 1, 2004 price forecast

Year-to-Date 2004 Finding, Development and Net Acquisition Costs (FD&A)

2004 Year-to-Date October 1, 2004	Total FD&A costs including future proved development costs	Total FD&A costs including future proved plus probable development costs
Capital expenditures ($000s)	34,528	34,483
Total proved reserve additions (mboe)	2,050	n/a
Total proved cost ($/boe)	16.84	n/a
Total proved plus probable reserve additions (mboe)	n/a	2,558
Total proved plus probable cost ($/boe)	n/a	13.48

CHANGES IN ACCOUNTING POLICIES DURING THE CURRENT FISCAL YEAR

The Company has implemented the following new and amended standards in 2004 with the following impact on the 2003 financial statements where retroactive application was required:

Asset retirement obligation

The Canadian Institute of Chartered Accountants ("CICA") issued Section 3110, which requires the recognition of the fair value of the retirement obligation for related long term assets as a liability. Retirement costs equal to the retirement obligation are capitalized as part of the cost of the associated capital asset and amortized to expense through depletion over the life of the asset. In subsequent periods, the liability is adjusted for the passage of time and for any changes in the amount or timing of the underlying future cash flows. This standard was adopted on January 1, 2004 and prior period comparative balances have been restated. As a result of implementation, the standard had the following effects on the Company's consolidated financial statements:

($000s)	December 31, 2003
Changes to consolidated balance sheet	
Increase to property, plant and equipment (net of accumulated depletion and depreciation)	1,698
Increase to asset retirement obligation	1,750
Decrease to future income tax liability	20
Impact to retained earnings	32

The implementation of the new accounting policies in 2004 relating to asset retirement obligation resulted in the restatement of previously reported annual and quarterly net income. The restatements were required under the transitional provisions of the respective accounting standards.

The following table illustrates the restatement impact on quarterly net income for 2003.

	2003				
($000s)	Q1	Q2	Q3	Q4	Total
Net income before changes in accounting policy	513	614	451	(319)	1,259
Increase (decrease) in net income					
Depletion expense	(52)	(47)	(57)	(67)	(223)
Asset retirement accretion expense	(11)	(12)	(18)	(20)	(61)
Site restoration expense	34	32	25	40	131
Future income tax recovery/expense				(5)	(5)
Net income after changes in accounting policy	484	587	401	(371)	1,101

Full cost accounting

In September 2003, the CICA issue Accounting Guideline 16 "Oil and Gas Accounting - Full Cost". The Guideline modifies the ceiling test, which limits the aggregate capitalized costs that may be carried forward to future periods. Specific new guidance was provided on several issues including; the frequency of conducting impairment tests, the testing for recoverability and the method of determining fair value. The Guideline recommends the impairment test should be conducted at each balance sheet date. Recovery of costs is tested by comparing the carrying amount of the oil and natural gas assets to the undiscounted cash flows from those assets using proved reserves and expected future prices and costs. If the carrying amount exceeds the recoverable amount, then impairment should be recognized on the amount by which the carrying amount of the assets exceeds the present value of expected cash flows using proved and probable reserves and expected future prices and costs. The effective date of the Guideline is for fiscal years beginning on or after January 1, 2004. After implementation it was determined that no impairment existed and the standard did not have an impact of the Company's consolidated financial statements.

OUTLOOK

The Company plans to expand its capital program after the successful third quarter drilling program While the costs of acquiring land and services remains high, we have continued to grow our inventory of drilling opportunities and will drill in excess of 60 wells in 2004.

We believe that strong commodity prices will continue for the next 12-18 months, where we will see oil prices above $35 U.S./bbl and natural gas prices above $6/GJ. The strong forward price market has higher acquisition parameters lately and we expect to see increased activity leading up to year end. We continue to pursue acquisition opportunities that we feel can complement our strong drilling program, but realize it is a very competitive market.

We are well positioned currently with a good land base and large drilling inventory to take us through the next 12 - 18 months. Our drilling success will lead to further increases in production volumes in the fourth quarter, increasing our cash flow and with exit volumes approaching 3,500 boe/d by year end allowing us to continue with our active drilling program.

The Company remains focused on creating and realizing shareholder value and will continue to focus on our core West Central Alberta fairway in areas that our strong technical team has expertise in.

Forward Looking Statements - Certain information regarding Bear Creek Ltd. set forth in this document, including management's assessment of Bear Creek Energy Ltd.'s future plans and operations, contains forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond Bear Creek Energy Ltd.'s control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, current fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Bear Creek Energy Ltd.'s actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Bear Creek Energy Ltd. will derive there from.

Bear Creek Energy Ltd.

Consolidated Balance Sheets

unaudited

As at	September 30, 2004	December 31, 2003
		(restated – note 2)
	$	$
ASSETS		
Current		
Accounts receivable	5,830,422	4,870,344
Prepaids and deposits	149,607	63,414
	5,980,029	4,933,758
Property and equipment	86,764,914	59,479,572
	92,744,943	64,413,330
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	12,365,162	9,349,265
Bank operating loan *[note 4]*	13,461,838	7,509,862
	25,827,000	16,859,127
Future income taxes *[note 7]*	6,490,793	4,788,347
Asset retirement obligation *[notes 2 and 6]*	2,607,947	2,153,954
	34,925,740	23,801,428
Commitments *[notes 8 and 9]*		
Shareholders' equity		
Share capital *[note 5]*	51,199,125	39,053,715
Contributed surplus	350,224	74,705
Retained earnings	6,269,854	1,483,482
	57,819,203	40,611,902
	92,744,943	64,413,330

See accompanying notes

Bear Creek Energy Ltd.

Consolidated Statements of Net Income and Retained Earnings

unaudited

	Three months ended September 30		Nine months ended September 30	
	2004	2003	**2004**	2003
REVENUE		(restated – note 2)		(restated – note 2)
	$	$	**$**	$
Petroleum and natural gas	**8,643,975**	4,046,686	**23,410,437**	15,371,606
Royalties, net of Alberta Royalty Tax Credit	**(1,774,940)**	(998,255)	**(4,904,131)**	(4,005,303)
Interest	**616**	–	**1,659**	–
	6,869,651	3,048,431	**18,507,965**	11,366,303
EXPENSES				
Operating	**1,289,631**	962,463	**3,474,190**	2,712,622
General and administrative	**861,812**	561,582	**2,787,994**	1,954,748
Interest	**99,322**	125,244	**278,364**	401,702
Depletion, depreciation and accretion	**2,499,806**	1,626,531	**7,023,153**	5,101,615
	4,750,571	3,275,820	**13,563,701**	10,170,687
Income (loss) before proceeds from sale of shares and income taxes	**2,119,080**	(227,389)	**4,944,264**	1,195,616
Proceeds from sale of shares *[note 10]*	**1,900,504**	–	**1,900,504**	–
Income (loss) before income taxes	**4,019,584**	(227,389)	**6,844,768**	1,195,616
Income taxes *[note 7]*				
Current	**(10,137)**	36,000	**41,396**	66,385
Future	**1,259,000**	(664,547)	**2,017,000**	(343,395)
	1,248,863	(628,547)	**2,058,396**	(277,010)
Net income	**2,770,721**	401,158	**4,786,372**	1,472,626
Retained earnings, beginning of period	**3,499,133**	1,327,734	**1,483,482**	256,266
Change in accounting policy *[note 2]*	**–**	(39,110)	**–**	(39,110)
Retained earnings, end of period	**6,269,854**	1,689,782	**6,269,854**	1,689,782
Net income per share *[note 5]*				
Basic	**$0.14**	$0.02	**$0.25**	$0.11
Diluted	**$0.14**	$0.02	**$0.25**	$0.11

See accompanying notes

Bear Creek Energy Ltd.

Consolidated Statements of Cash Flows

unaudited

	Three months ended September 30		Nine months ended September 30	
	2004	2003	**2004**	2003
		(restated - note 2)		(restated - note 2)
	$	$	**$**	$
OPERATING ACTIVITIES				
Net income	**2,770,721**	401,158	**4,786,372**	1,472,626
Items not involving cash:				
Gain from sale of shares *[note 10]*	**(1,900,504)**	-	**(1,900,504)**	-
Depletion, depreciation and accretion	**2,499,806**	1,626,531	**7,023,153**	5,101,615
Stock based compensation expense	**123,999**	-	**275,519**	-
Future income tax expense (recovery) *[note7]*	**1,259,000**	(664,547)	**2,017,000**	(343,395)
Cash provided by operations	**4,753,022**	1,363,142	**12,201,540**	6,230,846
Change in non-cash working capital	**878,698**	2,055,798	**(2,171,358)**	790,773
Cash provided by operating activities	**5,631,720**	3,418,940	**10,030,182**	7,021,619
FINANCING ACTIVITIES				
Increase (decrease) in bank operating loan	**5,573,957**	(6,940,878)	**5,951,976**	(3,667,403)
Issue of common shares for cash, net of costs	**144,965**	7,504,512	**11,830,856**	7,564,542
Cash provided by financing activities	**5,718,922**	563,634	**17,782,832**	3,897,139
INVESTING ACTIVITIES				
Proceeds from sale of shares *[note 10]*	**1,900,504**	-	**1,900,504**	-
Expenditures on property and equipment	**(15,148,146)**	(4,068,774)	**(34,166,518)**	(11,021,758)
Change in non-cash working capital	**1,897,000**	86,200	**4,453,000**	103,000
Cash used in investing activities	**(11,350,642)**	(3,982,574)	**(27,813,014)**	(10,918,758)
Cash, beginning and end of period	**-**	-	**-**	-
Supplementary disclosure				
Cash interest paid	**99,322**	125,244	**278,364**	401,702
Capital taxes paid (recovered)	**(10,137)**	36,000	**41,397**	66,385

See accompanying notes

Notes to Consolidated Financial Statements

1. BASIS OF PRESENTATION

The unaudited interim consolidated financial statements of Bear Creek Energy Ltd. ("the Company"), have been prepared by management in accordance with accounting policies generally accepted in Canada. The interim unaudited consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2003, except as described in Note 2 below. The disclosures included below are incremental to those included with the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto included in the Company's annual report for the year ended December 31, 2003.

2. CHANGES IN ACCOUNTING POLICIES

Full cost accounting guideline

In January 2004, the Company adopted Accounting Guideline 16 "Oil and Gas Accounting - Full cost"; the new guideline issued by the Canadian Institute of Chartered Accountants ("CICA") replaces Accounting Guideline 5 "Full Cost Accounting in the Oil and Gas Industry". Under the new guideline, future net revenues from total proven reserves used in the ceiling test calculation are estimated using expected future product prices and costs, where under the prior guideline, constant prices and costs were utilized. Future general and administrative and financing charges are no longer deducted in arriving at the ceiling value. Where a ceiling test failure occurs, probable reserve values may now be included in determining the impairment amount.

The adoption of the new guideline resulted in no change to net income, fixed assets or other reported amounts in the December 31, 2003 consolidated financial statements.

Asset retirement obligation

Effective January 1, 2004, the Company adopted CICA Handbook Section 3110 "Asset Retirement Obligations". The new standard requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of assets. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and depleted and depreciated using a unit of production method over gross proved reserves. Subsequent to the initial measurement of the asset retirement obligations, the obligations are adjusted at the end of each period to reflect the passage of time (accretion) and changes in the estimated future cash flows underlying the obligation.

Prior to the adoption of this new standard, the Company recognized a provision for site restoration and abandonment costs calculated on the unit of production method over the life of the petroleum and natural gas properties based on the total estimated proved reserves and the estimated future liability.

The effect of this change in accounting policy has been recorded retroactively with restatement of prior periods. The effect of the adoption is presented below as increases (decreases):

Balance sheet	As at December 31, 2003
Opening retained earnings January 1, 2003	(39,110)
Asset retirement costs, included in property and equipment	2,054,531
Accumulated amortization on asset retirement costs, included in property and equipment	(357,077)
Asset retirement obligations	(2,153,954)
Accumulated future site restoration liability	404,126
Future income tax liability	(20,358)
Retained earnings	(32,016)

Income statement	Three months ended September 30, 2003	Nine months ended September 30, 2003
Accretion expense	17,788	40,819
Depletion and depreciation on asset retirement costs	57,346	156,701
Provision for future site restoration	(25,487)	(91,692)
Net income impact	(49,647)	(105,828)
Basic and diluted net income per share	-	-

There was no impact on the Company's cash flow as a result of adopting this new policy. See note 6 for additional information on the asset retirement obligation and the impact on the consolidated financial statements.

3. BUSINESS COMBINATION

On July 25, 2003, by plan of arrangement ("Arrangement"), Millennium Energy Inc. ("Millennium") acquired all of the issued and outstanding shares of Crossfield Gas Corp. ("Crossfield"), a private oil and natural gas company. In addition, the 2,791,333 Crossfield options not exercised were converted into Millennium options. Immediately following the acquisition, Millennium consolidated its shares on a one for fifteen basis and changed its name to Bear Creek Energy Ltd.

In the first quarter of 2004 an adjustment to the allocation of the purchase price was made to reduce the amount allocated to property and equipment by $312,017 with a corresponding increase to working capital.

4. BANK OPERATING LOAN

The Company has a $30 million revolving production loan facility with a Canadian financial institution that bears interest at its prime rate. As security, the financial institution has a general security agreement in place constituting a first ranking floating charge on all real property of the Company.

The terms of the banking arrangement allow for the financial institution to apply all cash balances against the outstanding line of credit at any time, and as such the Company nets any cash balances at a reporting period against the bank operating loan.

At September 30, 2004, the effective interest rate on the amount outstanding under the facility was 4.0% (2003 - 5.0%). Cash interest paid during the 3 and 6 month periods ended September 30, 2004 was $99,322 and $278,364 (2003 - $125,244 and $401,702).

5. SHARE CAPITAL

Authorized

Unlimited number of voting common shares with no par value

Issued

	Number of Shares	$
Balance, December 31, 2003	**16,978,305**	**39,053,715**
Issue of common shares for cash (a)	2,532,500	12,029,375
Exercise of stock options	126,866	371,858
Share issue costs, net of tax benefits of $310,221		(472,771)
Balance, March 31, 2004	**19,637,671**	**50,982,177**
Exercise of stock options	37,335	93,904
Share issue costs, net of tax benefits of $4,333		(21,921)
Balance, June 30, 2004	**19,675,006**	**51,054,160**
Exercise of stock options	48,666	144,965
Balance, September 30, 2004	**19,723,672**	**51,199,125**

(a) In March 2004 the Company issued 2,532,500 common shares for gross proceeds of $12,029,375

At September 30, 2004 the Company had 333,334 warrants outstanding that are each convertible into a Bear Creek common share at a price of $5.40 per warrant. These warrants were not convertible until July 25, 2004 and expire on July 24, 2006.

Subsequent to September 30, 2004 warrant holders have exercised at total of 38,889 warrants converting them into Bear Creek common shares at an exercise price of $5.40 per warrant.

The following is a continuity of stock options outstanding for which shares have been reserved:

Stock Options	Options	Weighted Average Exercise Price ($)
December 31, 2003	1,622,800	3.20
Granted	407,000	5.37
Exercised	(212,867)	2.87
Cancelled	(66,333)	3.34
September 30, 2004	1,750,600	3.74

The following summarizes information about stock options outstanding at September 30, 2004:

Grant Price	Number Outstanding	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Number Exercisable (Vested)	Weighted Average Exercise Price (Vested)
$2.25 - $3.00	905,100	2.3	$2.97	529,900	$2.98
$3.75 - $4.20	448,500	4.0	$3.80	35,001	$4.00
$5.40 - $5.42	397,000	4.6	$5.40	73,335	$5.40
	1,750,600	3.4	$3.74	638,236	$3.31

Per share amounts

The following table summarizes the common shares used in calculating net income per share.

	Three months ended September 30		Nine months ended September 30	
Weighted Average Common shares	**2004**	2003	**2004**	2003
Basic	**19,711,074**	14,522,675	**18,850,267**	13,008,141
Diluted	**20,323,015**	14,771,902	**19,355,625**	13,257,368

Historical share numbers have been adjusted for periods ended September 30, 2003, and prior,as a result of the business combination completed with Millennium Energy Inc. Crossfield shareholders received 6.3 Bear Creek shares for each original share which subsequently consolidated on a 15 to 1 basis on completion of the transaction.

6. ASSET RETIREMENT OBLIGATION

The total future asset retirement obligation was estimated based on the Company's net ownership in all wells and facilities' estimated costs to reclaim and abandon the wells and the estimated timing of costs to be incurred in future periods. The Company has estimated the net present value of its asset retirement obligations to be $2.6 million, as at September 30, 2004, based on a total future liability of $6.5 million which will be incurred between 2009 and 2044. A credit adjusted risk free rate of 7 percent and an inflation rate of 3 percent were used to calculate the fair value of the asset retirement obligation.

A reconciliation of the asset retirement obligation is provided below:

	Three months ended		Nine months ended		Year ended
	September 30 2004	September 30 2003	**September 30 2004**	September 30 2003	December 31 2003
Balance, beginning of period	**2,443,536**	1,268,216	**2,153,954**	1,216,379	1,216,379
Liabilities incurred in period	**139,386**	603,799	**401,884**	632,605	876,407
Liabilities settled in period	**-**	-	**-**	-	-
Accretion expense	**25,025**	17,788	**52,109**	40,819	61,168
Balance, end of period	**2,607,947**	1,889,803	**2,607,947**	1,889,803	2,153,954

7. INCOME TAXES

Income taxes recorded in the statements of net income and retained earnings differ from the tax calculated by applying the combined Canadian federal and provincial corporate income tax rate to income before income taxes as follows:

	Three months ended		Six months ended	
	Sept. 30 2004 $	Sept. 30 2003 $	**Sept. 30 2004 $**	Sept. 30 2003 $
Computed income tax expense at 38.87% (2003 – 40.75%)	**1,562,413**	(201,489)	**2,660,562**	530,338
Add (deduct) income tax effect of:				
Non-deductible crown charges, net of ARTC	**317,830**	471,151	**802,449**	1,233,034
Resource allowance	**(423,971)**	(446,206)	**(1,064,409)**	(1,147,026)
Benefit of tax rate changes	**(250,389)**	(434,043)	**(498,742)**	(965,273)
Other	**53,117**	(53,960)	**117,140**	5,532
Future income tax expense (Recovery)	**1,259,000**	(664,547)	**2,017,000**	(343,395)
Large corporation tax	**(10,137)**	36,000	**41,396**	66,385
Income tax	**1,248,863**	(628,547)	**2,058,396**	(277,010)

8. FINANCIAL INSTRUMENTS

a) Fair value

As at September 30, 2004, the Company had the following hedges outstanding:

Crude oil swap referenced to WTI index	Quantity/Day	Price/Barrel
July 1, 2004 - December 31, 2004	200 barrels	US$30.00 - $35.00 Costless collar

Based on dealer quotes, had the above contract been closed on September 30, 2004, a loss of $324,552 would have been realized.

9. COMMITMENTS

Bear Creek is committed to payments under operating leases for office space, and transportation obligations as follows.

	Office Space	Transportation	Total
2004	192,234	560,207	752,441
2005	192,234	368,221	560,455
2006	64,047	368,221	432,268
2007		368,221	368,221
2008		368,221	368,221

10. SALE OF SHARES

In October 2003, the Company swapped its obligation and rights to the Colombia assets acquired as part of the Millennium acquisition for a 2% gross overriding royalty on the property with Adulis Resources Inc. At that time, the Company retained a right to convert the overriding royalty to either a 10% working interest, or to 1 million shares of Adulis. In the third quarter of 2004, the Company converted the 2% gross overriding royalty on the Colombia property into 1 million shares of Adulis Resources Inc. and sold the shares for net proceeds of $1.9 million after transaction and legal costs of $90,000.

The Company had originally recognized an outstanding liability from the Millennium acquisition for a letter of credit relating to a commitment to drill in Colombia. Through the farmout agreement above the Company eliminated its obligation and therefore adjusted the purchase price allocation to eliminate the liability previously recognized with a corresponding reduction to the value allocated to property and equipment. As a result the Company had no value assigned to the Colombia property and recognizes the sale of the shares as a gain.

11. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the presentation adopted for the current period.

12. SUBSEQUENT EVENTS

On October 27, 2004, the Company and Ketch Resources Ltd. ("Ketch") jointly announced that their respective Boards of Directors had unanimously approved a proposal to combine the two entities and create Ketch Resources Trust ("Ketch Trust" or the "Trust"), a new oil and gas trust and two public exploration-focused junior producers, Kereco Energy Ltd. ("Kereco") and Bear Ridge Resources Ltd. ("Bear Ridge"), pursuant to a Plan of Arrangement (the "Arrangement"). Upon completion of the Arrangement, shareholders of Ketch will receive one trust unit of Ketch Trust and 0.4 of a share in each of Kereco and Bear Ridge for each Ketch share held, and Bear Creek shareholders will receive 0.5 of a trust unit of Ketch Trust and 0.2 of a share in each of Kereco and Bear Ridge for each Bear Creek share held (shares received by current shareholders are subsequent to a planned 2.5:1 consolidation in both Bear Ridge and Kereco). An information circular detailing the Arrangement is anticipated to be mailed to security holders in late November 2004. Security holders' meetings of both Bear Creek and Ketch to consider the reorganization will occur on or about January 10, 2005. The plan of Arrangement requires approval of 66 2/3 percent of votes cast by shareholders, optionholders and warrantholders of Bear Creek and Ketch voting at each of the securityholder meetings as a single class, the approval of the majority of the shareholders excluding management and the approval of the Court of Queen's Bench of Alberta and certain regulatory agencies will be required. Ketch has agreed to pay Bear Creek a non-completion fee of up to $7 million and Bear Creek has agreed to pay Ketch a non-completion fee of $5 million, in certain circumstances.

Corporate Information

DIRECTORS
Martin A. Lambert [1] [2] [4]
Chairman
Bear Creek Energy Ltd.
Partner, Bennett Jones LLP
Calgary, Alberta

Martin Hislop [1] [4]
Chief Executive Officer
APF Energy Ltd.
Calgary, Alberta

John A. Howard [1] [3]
President, Lunar Enterprises Corp.
Calgary, Alberta

Garry Tanner [2] [3]
Senior Vice President
and Chief Operating Officer
EnerPlus Resources Fund
Calgary, Alberta

Russell J. Tripp
President and Chief Executive Officer
Bear Creek Energy Ltd.
Calgary, Alberta

(1) Audit Committee
(2) Compensation Committee
(3) Reserves Committee
(4) Governance and Nominating Committee

OFFICERS
Russell J. Tripp, LL.B, P.Land
President and Chief Executive Officer

Neil G. Bokenfohr, B.Sc., P.Eng.
Vice President, Engineering

Douglas C. Hibbs, B.Sc., P.Geol
Vice President, Exploration

R. Alan Steele, CMA
Vice President, Finance & CFO

Korby Zimmerman, B.Comm., PLM
Vice President, Land

PROFESSIONAL STAFF
C.E. (Cal) Jaycock, B.Sc., P.Geol.
Senior Geologist

Elizabeth More, B.Sc., P.Geol.
Senior Geologist

Kelly Novakowski, B.Comm., CMA
Controller

Andrew Wiacek, M.Sc., P.Geoph.
Manager, Geophysics

Kenneth E. Wing, B.Sc., P.Eng.
Manager of Operations

Colin Witwer, B.Sc.
Operations

CORPORATE OFFICE
Bear Creek Energy Ltd.
1240, 407 - 2nd Street S.W.
Calgary Alberta T2P 2Y3
Telephone: (403) 517-3700
Facsimile: (403) 517-3711
Website: www.bearcreekenergy.com

STOCK EXCHANGE LISTING
The Toronto Stock Exchange (TSX)
Symbol: BCK

BANKER
RBC Royal Bank
Oil and Gas Banking Centre
11th Floor, 335 - 8th Avenue SW
Calgary, Alberta T2P 1C9

SOLICITOR
Bennett Jones LLP
4500 Bankers Hall East
855 - 2nd Street S.W.
Calgary, Alberta T2P 4K7

AUDITOR
Ernst & Young LLP
1000, 440 - 2nd Avenue S.W.
Calgary, Alberta T2P 5E9

CONSULTING ENGINEERS
Gilbert Laustsen Jung
Associates Ltd.
4100, 400 - 3rd Avenue S.W.
Calgary, Alberta T2P 4H2

ABBREVIATIONS

ARTC	Alberta Royalty Tax Credit
bbl	barrel
bbl/d	barrels of oil per day
mbbls	thousand barrels
boe	barrels of oil equivalent*
boe/d	barrels of oil equivalent per day*
mboe	thousand barrels of oil equivalent*
mcf	thousand cubic feet
mmcf	million cubic feet
mcf/d	thousand cubic feet per day
NGL	natural gas liquid
WTI	West Texas Intermediate

*6 mcf of gas = 1 barrel of oil


BEAR CREEK
ENERGY LTD.

1240, 407 - 2nd Street S.W.
Calgary Alberta T2P 2Y3
Telephone: (403) 517-3700
Facsimile: (403) 517-3711
www.bearcreekenergy.com

Management's Discussion and Analysis

This management's discussion and analysis ("MD&A") should be read in conjunction with the Company's unaudited consolidated financial statements and notes for the three and nine months ended September 30, 2004 and 2003 and the audited consolidated financial statements of the year ended December 31, 2003. This MD&A was written November 9, 2004.

Basis of Presentation – The financial data presented below has been prepared in accordance with Canadian generally accepted accounting principles. The reporting and the measurement currency is the Canadian dollar.

Non-GAPP Measurements – The Management's Discussion and Analysis contains the term cash flow from operations, which should not be considered an alternative to, or more meaningful than cash flow from operating activities as determined in accordance with Canadian generally accepted accounting principles as an indicator of the Company's performance. Bear Creek's determination of cash flow from operations may not be particularly comparable to that reported by other companies, especially those in other industries. The reconciliation between net earnings and cash flow from operations can be found in the consolidated statements of cash flows in the audited consolidated financial statements. The Company also presents cash flow from operations per share whereby per share amounts are calculated using weighted average shares outstanding consistent with the calculation of earnings per share.

BOE Presentation – The term barrels of oil equivalents (BOE) may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All BOE conversions in the report are derived by converting gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil.

PETROLEUM AND NATURAL GAS SALES

Petroleum and natural gas revenues increased 114 percent to $8.6 million for the three months ended September 30, 2004 as compared to $4.0 million for the same period in 2003. This increase was a result of increased sales volumes and higher product pricing realized. Total daily volumes in the third quarter averaged 2,116 boe/d which was a 61 percent increase over the 1,314 boe/d recorded in the same period of 2003. The comparative daily volumes in September 2003 were down due to the Keyspan Rimbey gas plant scheduled turnaround that was completed. Gas volumes increased by 58 percent to 5.6 mmcf per day from 3.5 mmcf per day in 2003. Oil volumes increased to 983 bbl per day from 558 bbl per day and NGL's were up to 200 bbl per day from 166 bbl per day from the third quarter of 2003. For the nine month period ended September 30, 2004 gas volumes were up 42 percent to 5.5 mmcf per day while oil volumes were up 38 percent and NGL's were up 9 percent compared to the nine months ended September 30, 2003.

	Three months ended September 30			Nine months ended September 30		
Average daily production volumes	**2004**	2003	% Change	**2004**	2003	% Change
Natural gas (mcf/d)	**5,600**	3,541	58	**5,506**	3,887	42
Oil (bbl/d)	**983**	558	76	**878**	635	38
NGL'S (bbl/d)	**200**	166	20	**234**	215	9
Total (boe/d)	**2,116**	1,314	61	**2,030**	1,497	36

Prices for natural gas increased 7 percent to $6.57 per mcf in the third quarter from $6.12 in the same quarter of 2003. Oil prices were up 59 percent to $48.58 per bbl as compared to $30.59 for the third quarter of 2003, while NGL's were up 41 percent to $44.74 per bbl as compared to $31.63 in 2003. These prices are net of hedge losses in the third quarter of 2004 of $0.21 million for oil, or $2.35 per bbl as compared to $0.14 million, or $2.83 per bbl in 2003. These contracts are used as a method to provide downside protection for our cash flow. For the nine months ended September 30, 2004 gas prices were

down 2 percent to $6.78 per mcf as compared to $6.95 for the first nine months of 2003. Oil prices were up 29 percent to $44.08 per bbl from $34.16 while NGL's prices increased 8 percent to $38.40 per bbl when compared to $35.33 for the first nine months of 2003.

Oil prices are derived from the WTI average price and the U.S. $ exchange rate. For the first nine months of 2003, WTI oil averaged $U.S. 31.32 per bbl and the exchange rate was .701, while for the nine months ended September 30, 2004, WTI oil averaged $U.S. 39.16 per bbl, while the Canadian dollar strengthened to an average exchange rate of .753.

	Three months ended September 30		Nine months ended September 30	
Average prices per unit of production	**2004**	2003	**2004**	2003
Gas				
Gross $/mcf (before hedge)	**6.57**	6.17	**6.78**	7.16
Hedge gain / (loss) $/mcf	-	(0.05)	-	(0.21)
Net $/mcf	**6.57**	6.12	**6.78**	6.95
Oil				
Gross $/bbl (before hedge)	**50.93**	33.42	**46.02**	37.17
Hedge gain / (loss) $/bbl	**(2.35)**	(2.83)	**(1.94)**	(3.01)
Net $/bbl	**48.58**	30.59	**44.08**	34.16
NGL's				
Gross $/bbl (before hedge)	**44.74**	31.63	**38.40**	35.53
Hedge gain / (loss) $/bbl	-	-	-	-
Net $/bbl	**44.74**	31.63	**38.40**	35.53

CASH FLOW AND NET INCOME

The Company generated cash flow from operations of $4.8 million ($0.24 per share) in the third quarter of 2004 as compared to $1.4 million ($0.09 per share) in the third quarter of 2003. The increased cash flow for the comparative quarters of 2003 is a result of higher commodity prices, strong production increases and reduction of operating costs on a per boe basis. The proceeds from the sale of stock obtained through the conversion of a gross overriding royalty position in Colombia into shares of Adulis Resources provided a one time gain of $1.9 million ($0.10 per share) recorded in the third quarter of 2004. For the nine months ended September 30, 2004 the Company generated cash flow from operations of $12.2 million ($0.65 per share) compared to $6.2 million ($0.48 per share) in the prior year.

The Company recorded net income of $2.8 million in the third quarter of 2004 compared to $0.4 million in the third quarter of 2003. Net income for the nine months ended September 30, 2004 increased 225 percent to $4.8 million ($0.25 per share) compared to $1.5 million ($0.11 per share) for the same prior year period.

	Three months ended September 30			Six months ended September 30		
	2004	2003	% Change	**2004**	2003	% Change
Cash flow from operations - per share						
Basic	**0.24**	0.09	167	**0.65**	0.48	35
Diluted	**0.23**	0.09	156	**0.63**	0.47	34
Proceeds from sale of shares - per share						
Basic	**0.10**	-	-	**0.10**	-	-
Diluted	**0.09**	-	-	**0.10**	-	-
Net income - per share						
Basic	**0.14**	0.02	600	**0.25**	0.11	127
Diluted	**0.14**	0.02	600	**0.25**	0.11	127

ROYALTIES

Royalties for the third quarter of 2004 were $1.8 million as compared to $1.0 million in the third quarter of 2003. For the nine months ended September 30, 2004, net royalties of $4.9 million represents 20.9 percent of revenues as compared to $4.0 million and 26.0 percent of revenues in 2003. Royalties in 2004 decreased as a percentage of sales compared to 2003 due to royalty relief received on oil production in a new pool discovery and conversion of a gross overriding royalty to a working interest in the Garrington area.

	Three months ended September 30			Nine months ended September 30		
($)	**2004**	2003	% Change	**2004**	2003	% Change
Royalty Category						
Crown	**982,763**	550,231	79	**2,664,251**	2,988,542	(11)
Freehold	**543,185**	310,179	75	**1,709,631**	780,567	119
Override	**238,304**	160,537	48	**548,323**	446,306	23
ARTC	**(67,239)**	(25,000)	169	**(192,820)**	(240,062)	(20)
FH Tax	**77,927**	2,308	–	**174,746**	29,950	483
Total Royalty	**1,774,940**	998,255	78	**4,904,131**	4,005,303	22

	Three months ended September 30			Nine months ended September 30		
Average royalty rates (% of sales)	**2004**	2003	% Change	**2004**	2003	% Change
Royalty Category						
Crown	**11.4**	13.6	(16)	**11.4**	19.4	(41)
Freehold	**6.3**	7.7	(18)	**7.3**	5.1	43
Override	**2.8**	4.0	(30)	**2.3**	2.9	(21)
ARTC	**(0.8)**	(0.6)	33	**(0.8)**	(1.6)	(50)
FH Tax	**0.9**	0.1	800	**0.7**	0.2	250
Total Royalty	**20.6**	24.8	(17)	**20.9**	26.0	(20)

OPERATING EXPENSES

Operating expenses for the third quarter of 2004 were $1.3 million as compared to $1.0 million for the third quarter of 2003. On a per unit basis the 2004 cost is $6.63 per boe as compared to the third quarter of 2003 which was $7.96 per boe. The decreased third quarter expense is mainly due to cost efficiencies obtained in 2004 and comparatively high 2003 costs, as a result of the Rimbey gas plant turnaround and large pipeline inspection costs that were incurred. For the nine months ended September 30, 2004, operating costs totaled $3.5 million ($6.25 per boe) compared to $2.7 million ($6.64 per boe) for the same period of 2003

OPERATING NETBACK

The operating netback for the three months ended September 30 2004, of $28.66 per boe compared to the same period in 2003 of $17.26 is up 66 percent mainly as a result of increased commodity prices and a reduction in operating expenses on a produced boe basis. For the nine months ended September 30, 2004, the Company realized operating netbacks of $27.03 per boe, a 28 percent increase over the $21.17 per boe for the comparable 2003 period, mainly as a result of increased sales prices.

Operating Netback ($/boe)	Three months ended September 30 2004	2003	% Change	Nine months ended September 30 2004	2003	% Change
Sales price	**44.41**	33.48	33	**42.10**	37.61	12
Royalties	**(9.12)**	(8.26)	10	**(8.82)**	(9.80)	(10)
Operating expense	**(6.63)**	(7.96)	(17)	**(6.25)**	(6.64)	(6)
Operating Netback	**28.66**	17.26	66	**27.03**	21.17	28

GENERAL AND ADMINISTRATIVE EXPENSES

Bear Creek has not capitalized any G&A in 2004 or 2003. For the three month period ended September 30, 2004, the Company had net G&A expenses of $0.9 million (including $123,999 for stock based compensation expense), compared to $0.6 million for same prior year period. On a per unit basis the costs in the third quarter of 2004 were $3.79 per boe compared to 2003 costs of $4.65 per boe. Increased levels of activity and expanding capital programs have increased our staff count and total administrative costs, while production increases have lowered the cost on a per unit of production basis. For the nine months ended September 30, 2004, the Company recorded G&A expenses of $2.8 million ($4.52 per boe) as compared to $2.0 million ($4.78 per boe) for the same period in 2003. The Company currently has 16 employees and is positioned to handle the increased capital programs planned for 2004.

G & A Expense ($)	Three months ended September 30 2004	2003	% Change	Nine months ended September 30 2004	2003	% Change
G&A expense (gross)	**907,028**	632,398	43	**2,822,658**	2,203,914	28
Overhead recoveries	**(45,216)**	(70,816)	(36)	**(134,664)**	(249,166)	(46)
G&A expense (net)	**861,812**	561,582	53	**2,787,994**	1,954,748	43
G&A expense $/boe (net)	**3.79**	4.65	(18)	**4.52**	4.78	(5)

INTEREST EXPENSE

In the three month period ended September 30, 2004, the Company recorded interest expense of $99,322, a decrease from $125,244 in the third quarter of 2003. Interest for the first nine months of 2004 was $278,364 as compared to $401,702 for the same 2003 period. The decrease in interest expense is a result of lower average monthly bank debt balance in 2004 compared to the comparative quarter in 2003 and partially offset by a higher interest rate of 5.0% in 2004 vs. 4.0% in 2003.

DEPLETION, DEPRECIATION AND ACCRETION

Depletion and deprecation in the third quarter of 2004 was $2.5 million as compared to the third quarter of 2003 which was $1.6 million for a 54 percent increase. For the nine months ended September 30, 2004, the total expense was $7.0 million or a 38 percent increase as compared to the comparable nine month period in 2003 of $5.1 million. On a per boe basis, the third quarter 2004 was $12.72 per boe as compared to the third quarter 2003 amount of $13.31 per boe. For the first nine months, the boe rate was up 1 percent for 2004 at $12.54 per boe as compared to the 2003 rate of $12.39 per boe.

($)	Three months ended September 30 2004	2003	% Change	Nine months ended September 30 2004	2003	% Change
Depletion and depreciation	**2,474,781**	1,608,743	54	**6,971,044**	5,060,796	38
Accretion	**25,025**	17,788	41	**52,109**	40,819	28
Cost per boe						
Depletion and depreciation	**12.72**	13.31	(4)	**12.54**	12.39	1
Accretion	**0.13**	0.15	(13)	**0.09**	0.10	(10)

TAXES

For the three month period ended September 30, 2004, the Company recorded a current tax recovery of $10,137 and future tax expense of $1,259,000 as compared to the $36,000 current tax expense and $664,547 future tax recovery recorded in the third quarter of 2003. The current tax expense is comprised only of large corporation tax that is a capital based tax, and the Company has not paid any current income taxes for 2004. For the nine month period ended September 30, 2004, the Company recorded a current tax expense of $41,397 and a $2,017,000 future tax expense as compared to $66,385 current tax expense and $343,395 future tax recovery for the nine months ended September 30, 2003.

CAPITAL EXPENDITURES

During the third quarter of 2004, the Company drilled 23 (9.5 net) wells resulting in 10 (2.8 net) gas wells, 10 (4.6) oil wells 2 (1.6 net) cased standing wells and 1 (0.5 net) abandoned wells for a 96 percent success rate. Capital expenditures during the third quarter of 2004, increased to $15.3 million from the $10.6 million incurred in the comparable 2003 period. During the nine month period ended September 30, 2004, the Company drilled 52 (24.2 net) wells with a 92 percent success ratio resulting in 22 (8.6 net) gas wells, 19 (9.2 net) oil wells, 1 service well (0.4 net), 6 (5.0 net) cased standing, and 4 (1.2 net) dry and abandoned wells During the same period the Company incurred capital expenditures of $34.3 million compared to $17.6 million for the nine month period in 2003. Capital expenditures for the three month and nine month periods ended September 30 for 2004 and 2003 is as follows:

	Three months ended September 30			Nine months ended September 30		
Capital Expenditures ($000s)	**2004**	2003	% Change	**2004**	2003	% Change
Land	**1,428**	266	437	**4,354**	1,013	330
Property Acquisitions	**1,009**	–	–	**1,009**	–	–
Geological & Geophysical	**465**	320	45	**1,786**	808	121
Drilling & Completions	**10,354**	2,115	390	**22,333**	5,775	287
Equipment & Facilities	**1,883**	989	90	**4,647**	2,588	80
Other	**9**	4	125	**37**	(1)	38
Asset Retirement Obligation	**140**	604	(77)	**402**	633	(36)
Corporate Acquisition	–	6,293	–	**(312)**	6,757	(105)
Total Capital Expenditures	**15,288**	10,591	44	**34,256**	17,573	95

LIQUIDITY AND CAPITAL RESOURCES

The Company had a revolving demand loan facility for up to a maximum of $30 million with a Canadian financial institution at September 30, 2004. The Company recorded a working capital deficiency of $6.4 million and an outstanding bank loan of $13.5 million at September 30, 2004 (net debt of $19.9 million) as compared to a working capital deficiency of $2.9 million and outstanding bank loan of $5.6 million (net debt $8.5 million) at September 30, 2003.

During 2004 the Company closed a private placement equity offering of 2,532,500 shares at $4.75 per share for gross proceeds of $12,029,375.

On an ongoing basis, the Company will typically utilize three sources of funding to finance its capital expenditure program; internally generated cash flow from operations, debt where deemed appropriate and new equity issues if available on favorable terms. When financing corporate acquisitions the Company may also assume certain future liabilities. In addition, the Company may adjust its capital expenditure program depending on the commodity price outlook, and further opportunities that are identified.

SUMMARY OF QUARTERLY RESULTS

	2002	2003				2004		
	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3
PN&G Sales	4,229	6,374	4,951	4,047	5,401	7,576	7,190	8,644
Net Income*	198	484	587	401	(370)	1,051	964	2,771
Net Income – per share								
Basic	0.02	0.04	0.05	0.03	(0.02)	0.06	0.05	0.14
Diluted	0.02	0.04	0.05	0.03	(0.02)	0.06	0.05	0.14

* Restated 2002 & 2003 (see Asset retirement obligation section)

RESERVES

The corporate reserves dated October 1, 2004, were evaluated by the independent engineering firm of Gilbert Lausten Jung Associates Ltd. ("GLJ") in accordance with the definitions set out under National Instrument 51-101, Standards of Disclosure for Oil and Gas Activities ("NI 51 – 101"). Total proved reserves as at October 1, 2004, increased 32% to 6.14 million boe compared with 4.65 million boe as at January 1, 2004. Total proved plus probable reserves at October 1, 2004, increased 34% to 7.94 million boe compared with 5.94 million boe at January 1, 2004.

Summary of Company Interest Oil and Gas Reserves – Forecasted Prices and Costs

October 1, 2004	Light and Medium Crude Oil (mbbls)	Gas Liquids (mbbls)	Natural Gas (mmcf)	Oct. 1, 2004 boe (mboe)	Jan. 1, 2004 boe (mboe)
Proved					
Developed producing	1,915	518	10,962	4,259	3,543
Developed non-producing	82	220	5,996	1,301	756
Undeveloped	333	46	1,210	580	347
Total proved	2,329	783	18,168	6,140	4,646
Probable	754	177	5,208	1,798	1,290
Total proved plus probable	3,083	960	23,375	7,938	5,936

Note: May not add due to rounding

Net Present Value of Reserves – Forecasted Prices and Costs

($000s)	Undiscounted	Discounted			
October 1, 2004		8%	10%	15%	20%
Proved					
Developed producing	96,929	74,255	70,559	63,118	57,444
Developed non-producing	29,922	22,451	21,209	18,703	16,791
Undeveloped	10,686	6,164	5,649	4,693	4,011
Total proved	137,538	102,870	97,416	86,513	78,246
Probable	38,597	22,693	20,518	16,519	13,809
Total proved plus probable	176,135	125,563	117,934	103,032	92,055

Note: May not add due to rounding

(1) Utilizing Gilbert Laustsen Jung Associates Ltd. October 1, 2004 price forecast

Year-to-Date 2004 Finding, Development and Net Acquisition Costs (FD&A)

2004 Year-to-Date October 1, 2004	Total FD&A costs including future proved development costs	Total FD&A costs including future proved plus probable development costs
Capital expenditures ($000s)	34,528	34,483
Total proved reserve additions (mboe)	2,050	n/a
Total proved cost ($/boe)	16.84	n/a
Total proved plus probable reserve additions (mboe)	n/a	2,558
Total proved plus probable cost ($/boe)	n/a	13.48

CHANGES IN ACCOUNTING POLICIES DURING THE CURRENT FISCAL YEAR

The Company has implemented the following new and amended standards in 2004 with the following impact on the 2003 financial statements where retroactive application was required:

Asset retirement obligation

The Canadian Institute of Chartered Accountants ("CICA") issued Section 3110, which requires the recognition of the fair value of the retirement obligation for related long term assets as a liability. Retirement costs equal to the retirement obligation are capitalized as part of the cost of the associated capital asset and amortized to expense through depletion over the life of the asset. In subsequent periods, the liability is adjusted for the passage of time and for any changes in the amount or timing of the underlying future cash flows. This standard was adopted on January 1, 2004 and prior period comparative balances have been restated. As a result of implementation, the standard had the following effects on the Company's consolidated financial statements:

($000s)	December 31, 2003
Changes to consolidated balance sheet	
Increase to property, plant and equipment (net of accumulated depletion and depreciation)	1,698
Increase to asset retirement obligation	1,750
Decrease to future income tax liability	20
Impact to retained earnings	32

The implementation of the new accounting policies in 2004 relating to asset retirement obligation resulted in the restatement of previously reported annual and quarterly net income. The restatements were required under the transitional provisions of the respective accounting standards.

The following table illustrates the restatement impact on quarterly net income for 2003.

	2003				
($000s)	Q1	Q2	Q3	Q4	Total
Net income before changes in accounting policy	513	614	451	(319)	1,259
Increase (decrease) in net income					
Depletion expense	(52)	(47)	(57)	(67)	(223)
Asset retirement accretion expense	(11)	(12)	(18)	(20)	(61)
Site restoration expense	34	32	25	40	131
Future income tax recovery/expense				(5)	(5)
Net income after changes in accounting policy	484	587	401	(371)	1,101

Full cost accounting

In September 2003, the CICA issue Accounting Guideline 16 "Oil and Gas Accounting – Full Cost". The Guideline modifies the ceiling test, which limits the aggregate capitalized costs that may be carried forward to future periods. Specific new guidance was provided on several issues including; the frequency of conducting impairment tests, the testing for recoverability and the method of determining fair value. The Guideline recommends the impairment test should be conducted at each balance sheet date. Recovery of costs is tested by comparing the carrying amount of the oil and natural gas assets to the undiscounted cash flows from those assets using proved reserves and expected future prices and costs. If the carrying amount exceeds the recoverable amount, then impairment should be recognized on the amount by which the carrying amount of the assets exceeds the present value of expected cash flows using proved and probable reserves and expected future prices and costs. The effective date of the Guideline is for fiscal years beginning on or after January 1, 2004. After implementation it was determined that no impairment existed and the standard did not have an impact of the Company's consolidated financial statements.

OUTLOOK

The Company plans to expand its capital program after the successful third quarter drilling program While the costs of acquiring land and services remains high, we have continued to grow our inventory of drilling opportunities and will drill in excess of 60 wells in 2004.

We believe that strong commodity prices will continue for the next 12-18 months, where we will see oil prices above $35 U.S./bbl and natural gas prices above $6/GJ. The strong forward price market has higher acquisition parameters lately and we expect to see increased activity leading up to year end. We continue to pursue acquisition opportunities that we feel can complement our strong drilling program, but realize it is a very competitive market.

We are well positioned currently with a good land base and large drilling inventory to take us through the next 12 – 18 months. Our drilling success will lead to further increases in production volumes in the fourth quarter, increasing our cash flow and with exit volumes approaching 3,500 boe/d by year end allowing us to continue with our active drilling program.

The Company remains focused on creating and realizing shareholder value and will continue to focus on our core West Central Alberta fairway in areas that our strong technical team has expertise in.

Forward Looking Statements – Certain information regarding Bear Creek Ltd. set forth in this document, including management's assessment of Bear Creek Energy Ltd.'s future plans and operations, contains forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond Bear Creek Energy Ltd.'s control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, current fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Bear Creek Energy Ltd.'s actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Bear Creek Energy Ltd. will derive there from.

BEAR CREEK ENERGY LTD.
FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Russell J. Tripp, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Bear Creek Energy Inc., for the interim period ending September 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: November 9, 2004



(Signed) *Russell J. Tripp*
President and Chief Executive Officer

DMSLegal\052157\00009\1790970v1

BEAR CREEK ENERGY LTD.
FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, R. Alan Steele, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Bear Creek Energy Inc., for the interim period ending September 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: November 9, 2004



(Signed) *R. Alan Steele*
Vice President, Finance and Chief Financial Officer

MATERIAL CHANGE REPORT

Material Change Report under Section 146(1) of the *Securities Act* (Alberta), Section 75(2) of the *Securities Act* (Ontario), Section 81(2) of the *Securities Act* (Nova Scotia), Section 67(1) of the *Securities Act* (British Columbia), Section 84(1)(b) of the *Securities Act* (Saskatchewan), Section 76(2) of the *Securities Act, 1990* (Newfoundland).

1. Reporting Issuer:

   Millennium Energy Inc. ("Millennium")

   Address: 2100, 144 - 4th Avenue S.W.
   Calgary, Alberta
   T2P 3N4

2. Date of Material Change:

   May 13, 2003

3. Publication of the Material Change:

   News Release issued: May 15, 2003
   Canada Newswire

4. Summary of Material Change:

   Millennium and Crossfield Gas Corp. ("Crossfield") have entered into an arrangement agreement dated May 13, 2003 to combine the two companies under the name Bear Creek Energy Ltd.

   Under the terms of the proposed transaction, Millennium will issue 6.3 Millennium common shares for each Crossfield common share and special warrant, based on an ascribed value of $0.22 (pre-consolidated) per Millennium common share. Each option of Crossfield will be changed into an option to acquire 6.3 pre-consolidated Millennium common shares. Upon completion of the transaction, which will include a 1 for 15 share consolidation, but prior to a proposed financing (described below), the combined company will have approximately 13.9 million post-consolidated basic shares outstanding (15.2 million fully diluted).

5. Full Description of Material Change

   Millennium and Crossfield have entered into an arrangement agreement dated May 13, 2003 to combine the two companies under the name Bear Creek Energy Ltd.

   Under the terms of the proposed transaction, Millennium will issue 6.3 Millennium common shares for each Crossfield common share and special warrant, based on an ascribed value of $0.22 (pre-consolidated) per Millennium common share. Each option of Crossfield will be changed into an option to acquire 6.3 pre-consolidated Millennium common shares. Upon completion of the transaction, which will include a 1 for 15 share consolidation, but prior to the financing described below, the combined company will

have approximately 13.9 million post-consolidated basic shares outstanding (15.2 million fully diluted).

The current management team of Crossfield, led by Russell J. Tripp, President and CEO, R. Alan Steele, Vice President Finance and CFO, Neil G. Bokenfohr, Vice President Engineering, Korby D. Zimmerman, Vice President Land, and Douglas C. Hibbs, Vice President Exploration will assume their respective positions with the new merged company. Each of these individuals were former executives of TriGas Exploration Inc. and were instrumental in building TriGas from inception into a successful TSX listed oil and gas producer. TriGas commenced operations in early 1995 with $450,000 issued at $0.15 per share (and no production or assets) and was sold in October 2000 to Calpine Corporation for over $150 million at $3.20 per share.

The intent is to rename the combined company Bear Creek Energy Ltd. The Board of Directors of the combined company will be comprised of Martin A. Lambert, Geoffrey A. Cumming, Garry A. Tanner, and Russell J. Tripp, current directors of Crossfield, and Martin Hislop, a current director of Millennium.

Prior to the closing, Millennium proposes to complete a financing ("Financing") for aggregate gross proceeds of up to $1,200,000, that may be by way of a private placement to Millennium employees, directors and insiders or other parties designated by Millennium. The Financing, if by way of private placement, will consist of the issue of units priced at $0.24 (pre-consolidated), each of which will consist of one common share of Millennium, and one warrant, exercisable at $0.36 (pre-consolidated) for three years, but not exercisable in the first year. The Financing will provide additional capital for the company's exploration and development program. Assuming the maximum amount under the Financing is subscribed for, the combined company will have approximately 14.2 million post-consolidated basic shares outstanding (15.9 million fully diluted), of which former Crossfield shareholders will own approximately 86% (85% fully diluted) and existing Millennium shareholders will own approximately 14% (15% fully diluted). A Tier 1 listing is being sought on the TSX Venture Exchange ("TSXV") for the combined company.

On a pro forma basis, the combined company will have a production base of approximately 1,700 boe/day, comprised of 40% natural gas and 60% light oil and natural gas liquids. Based upon independent engineering evaluations by Gilbert Laustsen Jung Associates Ltd. for both companies as at January 1, 2003, the combined company's total established reserves are estimated to be 4.8 million boe (6:1). The merged company will also have a 35,000 acre net undeveloped land position and the right to earn an interest in an additional 16,000 acres. The combined company will have a strong inventory of natural gas prospects in Central and West Central Alberta and light oil prospects in Southeast Saskatchewan.

Crossfield commenced operations in December, 2001 and has built a solid asset base concentrated in the Westerose area of Central Alberta through a balanced program of strategic acquisitions and full cycle exploration and development drilling. GLJ estimated Crossfield's established reserves at January 1, 2003 at approximately 4.1 million boe (6:1). Crossfield's current production is approximately 1,500 boe/d (6:1) and the

company has assembled 30,000 net acres of undeveloped land. Audited financial statements for the year ended December 31, 2002 indicate revenues of $12,815,000 (2001 - $42,000) and net income of $548,000 (2001 audited – net loss $291,000). Crossfield currently has 29.1 million shares and special warrants outstanding (31.9 million fully diluted) and net debt as at March 31, 2003 of approximately $12.7 million. At December 31, 2002, Crossfield had a working capital deficiency of $2,519,612.

Crossfield was formed under the Business Corporations Act, Alberta and is not a reporting issuer in any jurisdiction. El Paso Merchant Energy Holding Company of Houston, Texas owns 22% of the common shares of Crossfield.

Millennium has approximately 24.5 million shares outstanding (26.4 million fully diluted), net debt at March 31, 2003 of approximately $0.44 million and an outstanding letter of credit in the amount of $0.50 million. The majority of Millennium's reserves and production of 200 boe/d are located in the Westerose and Medicine River areas of Central Alberta in close proximity to Crossfield's properties. Millennium is the operator and a 40% working interest partner in a large joint venture in Southeast Saskatchewan. Millennium and its partners currently have 16,000 acres of undeveloped land under farmout in this region and have committed to drill a minimum of 5 wells targeting Mississippian light oil reserves prior to year-end.

None of the officers, directors or insiders of Millennium or any of their associates or affiliates own any securities of Crossfield. Millennium and Crossfield are arm's length parties. The proposed merger transaction has the unanimous support of the directors of Millennium and Crossfield. Shareholders of Crossfield (including management and directors) holding approximately 35% of the outstanding shares of Crossfield have agreed to vote in favor of the transaction. In addition, shareholders of Millennium (including management and directors) holding approximately 17% of the outstanding shares of Millennium have agreed to vote in favor of the transaction. The transaction will require the approval of 66 2/3% of both company's shareholders and will be subject to all requisite regulatory approvals and other customary conditions, including the approval of the TSXV. The transaction will not require sponsorship pursuant to TSXV Policy 2.2. Closing is expected to occur by approximately July 15, 2003.

Each company has agreed to pay a non-completion fee in certain circumstances ($215,000 for Millennium and $500,000 for Crossfield) and each company has agreed not to directly or indirectly, make, solicit, initiate, facilitate, encourage, or participate in any inquiries, proposals or offers from, or engage in any discussions or negotiations with, any person, subject to their respective board of directors requirements to perform their fiduciary duties.

FirstEnergy Capital Corp. acted as financial advisor to Crossfield and Griffiths McBurney & Partners acted as financial advisor to Millennium with respect to this transaction.

6. Reliance on Section 146(2) of the *Securities Act*, Alberta (or similar provisions of the other jurisdictions where this report is being filed):

Not Applicable

7. Omitted Information:

Not Applicable

8. Senior Officer: Alan MacDonald
Vice-President Finance
Millennium Energy Inc.
2100, 144 - 4th Avenue S.W.
Calgary, Alberta
T2P 3N4

9. The foregoing accurately discloses the material change referred to in this report.

DATED at Calgary, Alberta on the 20th day of May, 2003.

(Signed) "Alan MacDonald"
Vice-President Finance

IT IS AN OFFENCE UNDER THE *SECURITIES ACT* AND THE ALBERTA SECURITIES COMMISSION RULES FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE RULES THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

Name & Position with Purchaser	# of Units Purchased	*Post- closing Direct & Indirect Holdings in the Issuer	*% of Post-Closing Outstanding Shares
Martin Hislop Director, President and Chief Executive Officer	833,333	3,090,651	8.8%
Steven Cloutier Director, Chief Operating Officer and Executive Vice President	531,250	1,632,920	3.3%
Bonnie Nicol Vice President	416,667	862,334	2.5%
Kenneth Pretty Vice President	229,167	458,334	1.3%
Alan MacDonald Vice President	468,750	937,500	2.7%
John Ewing Vice President	416,667	833,334	2.4%
Robert Burn Director	104,166	279,333	0.8%

* *Assuming exercise of Warrants issued pursuant to the Private Placement.*

Due to the relationship of the subscribers to the private placement to Millennium, the issuance of the units to the insiders in accordance with the private placement may be classified as a "related party transaction" of Millennium as defined in Rule 61-501 of the Ontario Securities Commission. In certain cases, Rule 61-501 requires an issue to obtain a formal valuation of the subject matter of the transaction from an independent evaluator and to obtain the approval of the Corporation's minority shareholders. Millennium has determined that an exemption is available under Rule 61-501 from such requirements due to the fact that neither the fair market value of the units nor the consideration being paid therefor, insofar as it involves all interested parties, is greater than 25% of Millennium's market capitalization. Millennium will therefore be exempt from both the formal valuation and minority approval requirements of the Rule 61-501.

Given that the private placement was non-brokered, there was no agreement respecting the placement in place until closing and, as a result this Material Change Report is being filed concurrently with closing. Disclosure of a possible private placement was made in a press release issued May 15, 2003.

Gilbert Laustsen Jung Associates Ltd. ("GLJ"), independent petroleum consultants, prepared a report on the reserves attributable to Millenium's oil and natural gas properties and the present value of the estimated future cash flow associated with such reserves effective January 1, 2003. The net present value of future cash flow ("NPV") is after deduction of estimated future capital expenditures, royalty burdens, operating expenses and abandonment costs and prior to any provision for income taxes, debt service charges and general and administrative expenses.

Gross Reserve Volumes (escalating) at January 1, 2003

	Oil (mbbl)	Natural Gas (mmcf)	NGL's (mbbl)	Total (mboe)
Proved Producing	196	1,238	55	457
Total Proved	287	1,238	55	548
Proved + Probable	443	1,779	78	818
Established	365	1,508	67	683

Reserve Category (escalating) in $000 at January 1, 2003
Present Value Discounted at:

	0%	10%	12%	15%
Proved Producing	6,515	4,390	4,162	3,874
Total Proved	8,066	5,354	5,057	4,682
Proved + Probable	11,694	6,989	6,490	5,869
Established	9,880	6,172	5,774	5,275

GLJ forecast at January 1, 2003

Year	Exchange $US/$CDN	WTI Oil $US/bbl	Edmonton Light Oil $CDN/bbl	Alberta Gas $CDN/mmbtu
2003	0.65	25.50	38.50	5.65
2004	0.66	22.00	32.50	5.00
2005	0.67	21.00	30.50	4.70
2006	0.67	21.00	30.50	4.85
2007	0.68	21.25	30.50	4.85

The net proceeds of the private placement will be used for Millennium's working capital requirements and its exploration and development program.

6. Reliance on Section 146(2) of the Securities Act, Alberta (or similar provisions of the other jurisdictions where this report is being filed):

Not Applicable

7. Omitted Information:

Not Applicable

8. **Senior Officer:**

Alan MacDonald
Vice-President Finance
Millennium Energy Inc.
2100, 144 - 4th Avenue S.W.
Calgary, Alberta
T2P 3N4

9. Statement of Senior Officer:

The foregoing accurately discloses the material change referred to in this report.

DATED at Calgary, Alberta on the 24th day of July, 2003.

(Signed) "Alan MacDonald"
Vice-President Finance

IT IS AN OFFENCE UNDER THE *SECURITIES ACT* AND THE ALBERTA SECURITIES COMMISSION RULES FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE RULES THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

RECEIVED
2005 JAN -5 P 12:21
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

BEAR CREEK ENERGY LTD.

MATERIAL CHANGE REPORT

Under Section 146(1) of the *Securities Act* (Alberta) (Form 27) and under comparable provisions of other provincial securities legislation

1. **Reporting Issuer:**

The name of the reporting issuer is Bear Creek Energy Ltd. ("Bear Creek"), with its principal office at Suite 1240, 407 – 2nd Street S.W., Calgary, Alberta T2P 2Y3 and its registered office at Suite 4500, 855 – 2nd Street S.W., Calgary, Alberta T2P 4K7.

2. **Date of Material Change:**

The material change occurred on July 24, 2003.

3. **News Release:**

A press release reporting the material change was issued on July 24, 2003.

4. **Summary of Material Change:**

Effective July 24, 2003, Millennium Energy Inc. ("Millennium") and Crossfield Gas Corp. ("Crossfield") completed the previously announced Arrangement proposed by the two companies. The combined company will continue under the name of Bear Creek Energy Ltd. and has been initially listed on the TSX Venture Exchange (the "TSXVN") under the trading symbol "BCK". Trading on the TSXVN commenced at the opening of markets on July 29, 2003. Graduation to the TSX is expected to occur on or about August 6, 2003.

Under the terms of the Arrangement, 6.3 Millennium common shares were issued for each Crossfield common share and Crossfield special warrant. Each option of Crossfield has been deemed to have been changed into an option to acquire 6.3 pre-consolidated Millennium common shares. Subsequent to the foregoing securities issuances, a 1 for 15 share consolidation was completed, resulting in an aggregate of 14,227,720 Bear Creek common shares being issued and outstanding, together with an aggregate of 333,333 common share purchase warrants of Bear Creek, and options to acquire an aggregate of 1,287,227 Bear Creek common shares.

5. **Full Description of Material Change:**

Arrangement

Effective July 24, 2003, Millennium, Crossfield, 1036655 Alberta Ltd. and 1050412 Alberta Ltd. completed a statutory arrangement pursuant to Section 193 of the *Business Corporations Act* (Alberta) (the "ABCA"). The holders of Millennium Shares, options to purchase Millennium Shares (the "Millennium Options") and warrants exercisable into Millennium Shares ("Millennium Warrants") (collectively, the "Millennium Securityholders") of record

as at June 23, 2003 approved the transaction and related matters at a Special Meeting held on July 24, 2003. The holders of Crossfield Shares, options to purchase Crossfield Shares ("Crossfield Options") and Crossfield Special Warrants (collectively, the "Crossfield Securityholders") of record as at June 23, 2003 approved the Arrangement at a Special Meeting of Crossfield Securityholders held on July 23, 2003. The Court of Queen's Bench of Alberta approved the Arrangement by way of a final order granted on July 24, 2003.

The combined company will continue under the name of Bear Creek Energy Ltd. and has been initially listed on the TSX Venture Exchange (the "TSXVN") under the trading symbol "BCK". Trading on the TSXVN commenced at the opening of markets on July 29, 2003. Graduation to the TSX is expected to occur on or about August 6, 2003.

Under the terms of the Arrangement, 6.3 Millennium Shares were issued for each Crossfield Share and Crossfield Special Warrant. Each Crossfield Option has been deemed to have been changed into an option to acquire 6.3 pre-consolidated Millennium Shares. Subsequent to the foregoing securities issuances, a 1 for 15 share consolidation was completed, resulting in an aggregate of 14,227,720 Bear Creek Shares being issued and outstanding, together with an aggregate of 333,333 Bear Creek Warrants, and an aggregate of 1,287,227 Bear Creek Options.

Directors

Following the completion of the transaction, the directors of Bear Creek are:

Russell J. Tripp
Geoffrey A. Cumming
Martin Hislop
Martin A. Lambert
Garry A. Tanner

Officers

Following the completion of the transaction, the following are the officers of Bear Creek:

Russell J. Tripp	–	President, Chief Executive Officer and Secretary
R. Alan Steele	–	Vice President, Finance and Chief Financial Officer
Korby D. Zimmerman	–	Vice President, Land
Neil G. Bokenfohr	–	Vice President, Engineering
Douglas C. Hibbs	–	Vice President, Exploration

Description of Share Capital

Bear Creek is authorized to issue an unlimited number of Bear Creek Shares and an unlimited number of preferred shares, issuable in series. As at the close of business on July 24, 2003, there were 14,227,720 Bear Creek Shares issued and outstanding together with an aggregate of 333,333 Bear Creek Warrants, and an aggregate of 1,287,227 Bear Creek Options.

The Bear Creek Shares carry one vote per share and, subject to the prior rights of holders of the preferred shares of Bear Creek, the holders of Bear Creek Shares share ratably in any dividend or distribution made to such holders.

Detailed Information Relating to the Corporation

Detailed information relating to the Bear Creek is provided in the Joint Management Information Circular of Crossfield and Millennium dated June 23, 2003.

6. **Reliance on Provisions Permitting the Filing of the Material Change Report on a Confidential Basis:**

Not applicable.

7. **Omitted Information:**

Not applicable.

8. **Senior Officer:**

Russell J. Tripp, President, Chief Executive Officer and Secretary
(403) 517-3700.

9. **Statement of Senior Officer:**

The foregoing accurately discloses the material change referred to herein.

DATED July 30th, 2003 at Calgary, Alberta.

BEAR CREEK ENERGY LTD.

"*R. Alan Steele*"
R. Alan Steele
Vice President, Finance and
Chief Financial Officer

IT IS AN OFFENCE UNDER THE *SECURITIES ACT* AND THE *SECURITIES REGULATION* FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

MATERIAL CHANGE REPORT

1. Reporting Issuer:

   Bear Creek Energy Ltd.
   1240, 407 – 2nd Street S.W.
   Calgary, Alberta
   T2P 2Y3

2. Date of Material Change:

   August 13, 2003

3. News Release:

   A press release with respect to the sale of common shares was issued on August 13, 2003.

4. Summary of Material Change:

   On August 13, 2003, Bear Creek Energy Ltd. ("Bear Creek") announced it had successfully completed an underwritten financing for 1,500,000 common shares (which includes the exercise in full of an underwriters' option to increase the offering) at a price of $4.00 per share for total gross proceeds of $6.0 million with a syndicate of underwriters co-led by Griffiths McBurney & Partners and FirstEnergy Capital Corp. and including Tristone Capital Inc. Upon completion of the offering, Bear Creek has approximately 15.7 million shares issued and outstanding.

   The net proceeds from the offering will be used to finance the ongoing petroleum and natural gas exploration and development activities of Bear Creek and for general corporate purposes.

5. Full Description of Material Change:

   Reference is made to the press release dated August 13, 2003, a copy of which is attached hereto.

6. Reliance on Confidentiality Provisions of Applicable Securities Legislation:

   Not applicable.

7. Omitted Information:

   Not applicable.

8. Senior Officer:

Name	Business Telephone Number
R. Alan Steele	(403) 517-3700

9. Statement of Senior Officer:

The foregoing accurately discloses the material change referred to in this report.

DATED at the City of Calgary, in the Province of Alberta this 14th day of August, 2003.

BEAR CREEK ENERGY LTD.

Per: (signed) R. Alan Steele
Vice President, Finance
and Chief Financial Officer

IT IS AN OFFENCE UNDER THE SECURITIES ACT AND THE SECURITIES REGULATION FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

Bear Creek Energy Ltd.

News Release – For Immediate Release

Bear Creek Energy Ltd. Completes $6.0 Million Bought Deal Equity Financing

August 13, 2003

Calgary, Alberta – Bear Creek Energy Ltd. ("Bear Creek") announces today that it has completed its previously announced bought deal private placement of 1,500,000 common shares (which includes the exercise in full of an underwriters' option to increase the offering) at a price of $4.00 per share for total gross proceeds of $6.0 million with a syndicate of underwriters co-led by Griffiths McBurney & Partners and FirstEnergy Capital Corp. and including Tristone Capital Inc. The net proceeds received from the sale of the Common Shares will be used to fund the continued exploration and development of Bear Creek's properties and for general corporate purposes.

Bear Creek is a junior Canadian exploration, development and production company with operations focused in central and west central Alberta as well as south east Saskatchewan. Bear Creek common shares are listed on the Toronto Stock Exchange under the symbol "BCK", and, upon completion of the equity financing, the company has approximately 15.7 million shares outstanding.

For further information, please contact:

Bear Creek Energy Ltd.
1200, 407 –2nd Street SW
Calgary, Alberta T2P 2Y3

Russell J. Tripp
President and Chief Executive Officer
Telephone: (403) 517-3700
Fax: (403) 517-3711

R. Alan Steele
Vice President Finance & CFO
Telephone: (403) 517-3700
Fax: (403) 517-3711

The Toronto Stock Exchange has neither approved nor disapproved of the contents of this press release.

9. Statement of Senior Officer:

The foregoing accurately discloses the material change referred to in this report.

DATED at the City of Calgary, in the Province of Alberta this 30th day of March, 2004.

BEAR CREEK ENERGY LTD.

Per: (Signed) "Alan Steele"
R. Alan Steele
Vice President, Finance
and Chief Financial Officer

IT IS AN OFFENCE UNDER THE SECURITIES ACT AND THE SECURITIES REGULATION FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Bear Creek Energy Closes $12 Million Common Share Offering

/NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR THE DISSEMINATION IN THE UNITED STATES/

CALGARY, March 25 /CNW/ - Bear Creek Energy Ltd. ("Bear Creek") is pleased to announce that it has closed its previously announced bought deal private placement of 2,532,500 common shares at $4.75 per share for total gross proceeds of $12,029,375 with an underwriting syndicate led by GMP Securities Ltd. and including Tristone Capital Inc., FirstEnergy Capital Corp., First Associates Investments Inc., Sprott Securities Inc., and Canaccord Capital Corp. The net proceeds received from the sale of the Common Shares will be used to fund the continued exploration and development of Bear Creek's properties.

Bear Creek is a junior Canadian exploration, development and production company with operations focused in central and west central Alberta as well as south east Saskatchewan. Bear Creek common shares are listed on the TSX Exchange as "BCK", and the Company will have approximately 19.6 million shares outstanding with the closing of this issue.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction. Such securities have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

Statements in this press release may contain forward-looking statements including expectations with respect to future events and the actions of third parties. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to: the underlying risks of the oil and gas industry (i.e. operational risks in development, exploration and production; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserves estimates; the uncertainty of estimates and projections relating to production, costs and expenses, and health, safety and environmental factors), commodity price and exchange rate fluctuation and uncertainties.
%SEDAR: 00004500E

/For further information: Bear Creek Energy Ltd., Russell J. Tripp, President and Chief Executive Officer or R. Alan Steele, Vice President Finance & CFO, Telephone: (403) 517-3700, Fax: (403) 517-3711/
(BCK.)

CO: Bear Creek Energy Ltd.

CNW 12:56e 25-MAR-04

RECEIVED
2005 JAN -5 P 12:21
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

FORM 51-102F3
MATERIAL CHANGE REPORT

1. Name and Address of Company:

Bear Creek Energy Ltd. ("Bear Creek")
Suite 1240, 407 - 2nd Street S.W.
Calgary, AB T2P 2Y3

2. Date of Material Change:

October 26, 2004

3. News Release:

A press release disclosing in detail the material summarized in this material change report was disseminated through the facilities of Canada Newswire on October 27, 2004 and would have been received by the securities commissions where Ketch is a "reporting issuer" and the stock exchanges on which the securities of Ketch are listed and posted for trading in the normal course of their dissemination.

4. Summary of Material Change:

Ketch Resources Ltd. ("Ketch") and Bear Creek entered into an arrangement agreement dated October 26, 2004 (the "Arrangement Agreement"), a copy of which is attached hereto as Schedule "A", which was unanimously approved by their respective boards of directors. Pursuant to the Arrangement Agreement and the plan of arrangement (the "Arrangement") set out therein, the two companies will combine to create a new oil and gas trust (Ketch Resources Trust (the "Trust")) and two public exploration-focused producers (Kereco Energy Ltd. ("Kereco") and Bear Ridge Resources Ltd. ("Bear Ridge")). As a result of the proposed combination, shareholders of Ketch will receive one trust unit of the Trust and 0.4 of a share in each of Kereco and Bear Ridge and Bear Creek shareholders will receive 0.5 of a trust unit of the Trust and 0.2 of a share in each of Kereco and Bear Ridge.

5. Full Description of Material Change:

The Arrangement and the Arrangement Agreement

Ketch and Bear Creek have entered into the Arrangement Agreement, a copy of which is attached hereto as Schedule "A". Pursuant to the Arrangement, the companies will combine and create the Trust, a new oil and gas trust, and Bear Ridge and Kereco, two public exploration-focused producers. As a result of the proposed combination, shareholders of Ketch will receive one trust unit of the Trust and 0.4 of a share in each of Kereco and Bear Ridge, and Bear Creek shareholders will receive 0.5 of a trust unit of the Trust and 0.2 of a share in each of Kereco and Bear Ridge.

A joint information circular detailing the Arrangement is anticipated to be mailed to securityholders of Ketch and Bear Creek by early December. Meetings of the respective securityholders of both Ketch and Bear Creek to consider the Arrangement are scheduled to take

place January 10, 2005. Ketch and Bear Creek have each set a record date of November 29, 2004 for the respective meetings.

The Arrangement will require the approval of at least two-thirds of the votes cast by the shareholders, optionholders and warrantholders of each of Ketch and Bear Creek, voting at the respective securityholder meetings of Ketch and Bear Creek as a single class. In addition, the Arrangement will require the approval of a majority of the votes cast by the shareholders of each of Ketch and Bear Creek at their respective securityholder meetings, excluding the votes attached to shares held by directors and officers of Ketch and Bear Creek.

Implementation of the Arrangement will also require the satisfaction of several conditions set forth in the Arrangement Agreement, including the approval of the Court of Queen's Bench of Alberta and receipt of necessary regulatory approvals.

Non-Solicitation Provisions

Pursuant to the Arrangement Agreement, each of Ketch and Bear Creek agreed to not directly or indirectly, do or authorize or permit any of its officers, directors or employees or any financial advisor, expert or other representative retained by it to do, any of the following:

(a) solicit, facilitate, initiate or encourage any Acquisition Proposal (which is defined in the Arrangement Agreement to mean with respect to Ketch or Bear Creek, any inquiry or the making of any proposal to such party or its shareholders from any person which constitutes, or may reasonably be expected to lead to (in either case whether in one transaction or a series of transactions): (i) an acquisition from such party or its shareholders of any securities of such party (other than on exercise of currently outstanding Ketch options, Bear Creek options or Bear Creek warrants, as applicable) or its subsidiaries; (ii) any acquisition of a substantial amount of assets of such party or its subsidiaries; (iii) an amalgamation, arrangement, merger, or consolidation involving such party or its subsidiaries; or (iv) any take-over bid, issuer bid, exchange offer, recapitalization, liquidation, dissolution, reorganization into a royalty trust or income fund or similar transaction involving such party or its subsidiaries or any other transaction, the consummation of which would or could reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by the Agreement or the Arrangement or which would or could reasonably be expected to materially reduce the benefits to the other party thereto under the Arrangement Agreement or the Arrangement);

(b) enter into or participate in any discussions or negotiations regarding an Acquisition Proposal, or furnish to any other person any information with respect to their respective businesses, properties, operations, prospects or conditions (financial or otherwise) in connection with an Acquisition Proposal or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt of any other person to do or seek to do any of the foregoing;

(c) waive, or otherwise forbear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forbear in respect of, any rights or other benefits under confidential information agreements, including, without limitation, any "standstill provisions" thereunder; or

(d) accept, recommend, approve or enter into an agreement to implement an Acquisition Proposal;

provided, however, that notwithstanding any other provision of the Arrangement Agreement, each party and its officers, directors and advisers may:

(e) enter into or participate in any discussions or negotiations with a third party who (without any solicitation, initiation or encouragement, directly or indirectly, after the date of the Arrangement Agreement, by such party or any of its officers, directors or employees or any financial advisor, expert or other representative retained by it) seeks to initiate such discussions or negotiations and, subject to execution of a confidentiality agreement substantially similar to the confidentiality agreement between the parties (provided that such confidentiality agreement shall provide for disclosure thereof, along with all information provided thereunder, to the other party as set out below), may furnish to such third party information concerning such party and its business, properties and assets, in each case if, and only to the extent that:

(i) the third party has first made a written *bona fide* Acquisition Proposal which the board of directors of such party determines in good faith: (1) that funds or other consideration necessary for the Acquisition Proposal are or are likely to be available; (2) (after consultation with its financial advisor) would, if consummated in accordance with its terms, result in a transaction financially superior for securityholders of the receiving party than the transaction contemplated by the Arrangement Agreement; and (3) after receiving the advice of outside counsel as reflected in minutes of the board of directors of such party, that the taking of such action is necessary for the board of directors in discharge of its fiduciary duties under Applicable Laws (a "Superior Proposal"); and

(ii) prior to furnishing such information to or entering into or participating in any such discussions or negotiations with such third party, such party provides prompt notice to the other party to the effect that it is furnishing information to or entering into or participating in discussions or negotiations with such person or entity together with a copy of the confidentiality agreement referenced above and if not previously provided to the other party, copies of all information provided to such third party concurrently with the provision of such information to such third party, and provided further that such party shall notify the other party orally and in writing of any inquiries, offers or proposals with respect to a Superior Proposal (which written notice shall include, without limitation, a copy of any such proposal (and any amendments or supplements thereto), the identity of the person making it, if not previously provided to the other party, copies of all information provided to such party and all other information reasonably requested by the other party), within 24 hours of the receipt thereof, shall keep the other party informed of the status and details of any such inquiry, offer or proposal and answer the other party's questions with respect thereto; or

(f) comply with Section 172 of the *Securities Act* (Alberta) and similar provisions under applicable Canadian securities laws relating to the provision of directors' circulars and make appropriate disclosure with respect thereto to its securityholders; and

(g) accept, recommend, approve or enter into an agreement to implement a Superior Proposal from a third party, but only if prior to such acceptance, recommendation, approval or

implementation, its board of directors shall have concluded in good faith, after considering all proposals to adjust the terms and conditions of the Arrangement Agreement and after receiving the advice of outside counsel as reflected in minutes of the board of directors of such party, that the taking of such action is necessary for the board of directors in discharge of its fiduciary duties under applicable laws and such party has provided advance notice of the Superior Proposal to the other party in accordance with the Arrangement Agreement and terminates the Arrangement Agreement and concurrently therewith pays the applicable termination fee to the other party.

Termination Fee

Pursuant to the Arrangement Agreement, Ketch and Bear Creek have agreed that if at any time after the execution of the Arrangement Agreement:

(a) the board of directors of Bear Creek has withdrawn or changed any of its recommendations or determinations regarding the Arrangement in a manner adverse to Ketch or shall have resolved to do so prior to the date the Arrangement becomes effective under the *Business Corporations Act* (Alberta) (the "Effective Date");

(b) a *bona fide* Acquisition Proposal is publicly announced, proposed, offered or made to the Bear Creek shareholders or to Bear Creek and the Bear Creek shareholders do not approve the Arrangement or the Arrangement is not submitted for their approval;

(c) Bear Creek accepts, recommends, approves or enters into an agreement to implement a Superior Proposal; or

(d) Bear Creek breaches any of its representations, warranties or covenants made in the Arrangement Agreement which breach individually or in the aggregate would have a material adverse effect on Bear Creek or materially impede the completion of the Arrangement;

(each of the above being a "Ketch Damages Event"), then in the event of the termination of the Arrangement Agreement, Bear Creek shall pay to Ketch $5 million as liquidated damages in immediately available funds to an account designated by Ketch within one business day after the first to occur of the events described above, and after such event but prior to payment of such amount, Bear Creek shall be deemed to hold such fund in trust for Ketch.

If at any time after the execution of the Arrangement Agreement:

(a) the board of directors of Ketch has withdrawn or changed any of its recommendations or determinations regarding the Arrangement in a manner adverse to Bear Creek or shall have resolved to do so prior to the Effective Date.

(b) a *bona fide* Acquisition Proposal is publicly announced, proposed, offered or made to the Ketch shareholders or to Ketch and the Ketch shareholders do not approve the Arrangement or the Arrangement is not submitted for their approval;

(c) Ketch accepts, recommends, approves or enters into an agreement to implement a Superior Proposal; or

(d) Ketch breaches any of its representations, warranties or covenants made in the Arrangement Agreement which breach individually or in the aggregate would have a material adverse effect on Ketch or materially impede the completion of the Arrangement;

(each of the above being a "Bear Creek Damages Event"), then in the event of the termination of the Arrangement Agreement, Ketch shall pay to Bear Creek $7 million as liquidated damages in immediately available funds to an account designated by Bear Creek within one business day after the first to occur of the events described above (other than paragraph (d) above, which shall be $5 million), and after such event but prior to payment of such amount, Ketch shall be deemed to hold such fund in trust for Bear Creek. Notwithstanding the foregoing, in the event there are two Bear Creek Damages Events, one of which is described in paragraph (d) above, Ketch shall pay Bear Creek, in substitution to the payment described above, $7 million as liquidated damages in the manner described above.

Termination

The Arrangement Agreement may be terminated at any time prior to the Effective Date:

(a) by mutual written consent of Ketch and Bear Creek;

(b) as a result of the failure to satisfy any of the conditions set forth in the Arrangement Agreement;

(c) by Ketch upon the occurrence of a Ketch Damages Event provided that, in the event of the board of Bear Creek has withdrawn or changed any of its recommendations or determinations regarding the Arrangement in a manner adverse to Ketch or shall have resolved to do so prior to the Effective Date, the Arrangement Agreement may not be terminated by Ketch unless Bear Creek securityholders do not approve the Arrangement as required in the interim order of the Court of Queen's Bench concerning the Arrangement (the "Interim Order") or the Arrangement is not submitted for their approval;

(d) by Bear Creek upon the occurrence of a Bear Creek Damages Event provided that, in the event the board of directors of Ketch has withdrawn or changed any of its recommendations or determinations regarding the Arrangement in a manner adverse to Bear Creek or shall have resolved to do so prior to the effective date of the Arrangement Agreement, the Arrangement Agreement may not be terminated by Bear Creek unless the Ketch Securityholders do not approve the Arrangement as required in the Interim Order or the Arrangement is not submitted for their approval;

(e) by Ketch upon the occurrence of a Bear Creek Damages Event and the payment by Ketch to Bear Creek of the termination fee; and

(f) by Bear Creek upon the occurrence of a Ketch Damages Event and the payment by Bear Creek to Ketch of the termination fee.

In the event of any such the termination, the Arrangement Agreement shall forthwith become void and neither party shall have any liability or further obligation to the other party hereunder except with respect to payment of the termination fee which shall survive such termination.

Benefits of the Transaction

The Arrangement is designed to enhance shareholder value by combining certain low risk, mature assets of Ketch and Bear Creek to create a platform for optimization and stable distributions for the Trust, and at the same time create two new exploration and growth oriented entities. Shareholders of Ketch and Bear Creek will have the opportunity to participate in the future growth of all three entities created as a result of the transaction.

Management and directors of both Ketch and Bear Creek believe that the transaction provides the following strategic benefits:

- The separation of mature and growth assets aligns the risks and returns from each asset grouping and provides shareholders with the flexibility to determine their desired participation in each.
- The Trust provides a gas-levered vehicle to deliver cash flow from its diverse portfolio of mature assets to unitholders in a tax effective manner.
- With 2005 estimated average production of approximately 12,500 boe/d, the Trust will have the critical mass and access to low cost capital required to compete effectively for acquisitions and incremental lower risk development opportunities.
- All existing shareholders retain exposure to the substantial portfolio of both exploration and development opportunities that each management team has accumulated to date.
- The entities will be managed by experienced teams of professionals that have demonstrated their ability to deliver on their exploration, exploitation, acquisition and financial management objectives.

Based on these and other factors, the boards of directors of Ketch and Bear Creek have unanimously determined that the Arrangement is in the best interests of their respective securityholders. Management and directors of Ketch and Bear Creek, representing approximately 15 percent of the outstanding fully diluted common shares of Ketch and 16 percent of the outstanding fully diluted common shares of Bear Creek, have agreed to vote in favour of the Arrangement.

Ketch Resources Trust

The Trust's mandate will be to generate stable monthly distributions to unitholders by focusing on low-cost operations and active development of its property base. The Trust is expected to have 2005 average production of approximately 12,500 boe/d, comprised of 57 mmcf/d of natural gas and 3,000 bbls/d of crude oil and liquids. Current production of the Trust assets is 9,325 boe/d comprised of 42.5 mmcf/d of natural gas and 2,240 bbls/d of crude oil and liquids. An additional 3,610 boe/d is awaiting tie-in. As of the date of the reserve evaluations prepared by Gilbert Laustsen Jung Associates Ltd. ("GLJ"), the Trust has proved plus probable reserves of 23.7 mmboe, resulting in an effective RLI of approximately 7.2 years, based on current production. These assets are characterized by high netbacks of approximately $25.70/boe based on commodity prices of US$38.00/bbl for oil and C$6.50/GJ for natural gas and an exchange rate of 0.80 US$/C$ and low operating costs of approximately $6.00 per boe. The Trust's high level of operatorship of over 85 percent will assist in ensuring that this attractive cost structure is maintained.

It is expected that the Trust will initially pay cash distributions equal to approximately 60% of the Trust's cash flow on a monthly basis beginning in February, 2005, based on the above commodity prices.

The Trust will have a full production and technical team to manage the assets of the Trust. This team will also manage the assets of Bear Ridge through a Technical Services Agreement between Bear Ridge and the Trust. The Trust will also enter into a Contract Operating Agreement with Kereco whereby Kereco will provide operating services with respect to the 2005 winter drilling program of the Trust that is expected to take place on current Ketch lands. The Trust's objective is to, at a minimum, maintain production at 12,500 boe/d for a 12 to 18 month period. The Trust has set its 2005 capital expenditure budget at $61 million and has a strong project inventory of over 180 locations.

The Trust will have a hedging policy in order to provide downside commodity price protection through the use of physical and financial derivatives while minimizing the price cap on its product. As part of the Arrangement, the Trust will assume Ketch's current physical hedging portfolio as described below:

- 10,000 GJ/d collar (C$6.50 by $9.32) to March/05
- 5,000 GJ/d collar (C$6.75 by $10.25) to March/05

At closing, the Trust is expected to have approximately $73 million of net debt. The Trust intends to maintain a debt to current year cash flow ratio of below 1.0. As of January 1, 2005, the debt to cash flow ratio of the Trust is estimated to be approximately 0.7 times, using the previously outlined commodity prices.

An industry comparable compensation program will be put in place that aligns unitholder and employee interests, and will include salaries, bonuses and a trust unit incentive plan. The Trust will feature an internalized management structure with no fixed percent bonus plan or fees payable on acquisitions or dispositions.

Grant Fagerheim of Ketch will be the Chairman of Ketch Trust, with the management team comprised of executives from Bear Creek led by Russell Tripp as CEO and Alan Steele as CFO. In addition to Mr. Fagerheim, the Board of Directors of Ketch Trust will include Daryl Birnie, C. Keith Caldwell, John Howard, Martin Lambert, Gerry Romanzin and Russell Tripp.

Kereco

Ketch and Bear Creek shareholders will also receive common shares in a new growth and exploration focused natural gas producer, Kereco. Under the Arrangement, Kereco will receive certain of Ketch's producing assets and undeveloped lands in the highly prospective Balsam, Blair Creek, East Camrose and Valhalla/Progress properties. These interests are expected to produce approximately 1,300 boe/d in 2005, comprised of 7.4 mmcf/d of natural gas and 85 bbls/d of crude oil and liquids, based on an initial capital program of $18 million. As of September 30, 2004, Kereco had proved plus probable reserves of 2.7 mmboe and production of approximately 850 boe/d. Kereco will also contain approximately 58,500 net acres of undeveloped land and an inventory of approximately 50 drilling locations.

Kereco will be managed by the current executives of Ketch and will be led by Grant Fagerheim as CEO. In addition to Mr. Fagerheim, the Board of Directors will include Daryl Birnie, C. Keith

Caldwell, J. Paul Charron, Gerry Romanzin and Grant Zawalsky, all of whom are independent of management of Kereco. Additional directors may be added before the closing of the transaction.

Bear Ridge

Ketch and Bear Creek shareholders will also receive common shares in a second growth and exploration focused junior natural gas producer, Bear Ridge. Under the Arrangement, Bear Ridge will receive certain of Bear Creek's producing assets and undeveloped lands in the Goodwin, Sakwatamau, Edson, Highvale/Gunn and Peace River Arch areas. Current production is approximately 450 boe/d and is expected to grow to 1,000 boe/d in 2005, comprised of 4.3 mmcf/d of natural gas and 300 bbls/d of crude oil and liquids, based on an initial capital program of $17 million. As of September 30, 2004, Bear Ridge had proved plus probable reserves of 0.9 mmboe. Bear Ridge will also contain approximately 32,000 net acres of undeveloped land on which a sizeable prospect inventory has been identified.

The management team of Bear Ridge will be comprised of executives from Bear Creek and will be led by Douglas Hibbs as President, with Russell Tripp as Executive Chairman. In addition to Mr. Tripp, the Board of Directors of Bear Ridge will include John Howard, Martin Lambert and Garry Tanner all of whom are independent of management of Bear Ridge. An additional independent director will be added before the closing of the transaction.

Pro Forma Attributes of the Trust, Kereco and Bear Ridge

The following is a summary of certain pro forma attributes of each of the Trust, Kereco and Bear Ridge.

	Trust	**Kereco**	**Bear Ridge**
2005E Production			
Oil and Liquids (bbls/d)	3,000	85	300
Natural Gas (mmcf/d)	57.2	7.4	4.3
Total (boe/d)	12,500	1,300	1,000
Gas %	76%	94%	70%
Reserves [(1)]			
Proved (mmboe)	18.3	1.8	0.7
P+P (mmboe)	23.7	2.7	0.9
Effective RLI (P+P) [(2)]	7.2 years	8.7 years	9.3 years
Reserve Values [(3)]			
Proved ($mm)	281.09	27.1	14.4
P+P ($mm)	346.7	38.8	18.1
Undeveloped Land (net acres) [(4)]	222,500	58,500	32,000
Operating Costs	$6.00/boe	$6.00/boe	$5.88/boe
Cash ($mm)	$9.7	$6.0	$4.0
Debt ($mm)	$83.2	$3.0	$2.0
Net Debt (Working Capital) ($mm) [(5)]	$73.5	($3.0)	($2.0)
Basic Units/Shares Outstanding (mm)	40.3	18.3	19.4

Notes:

(1) Based on the reserve evaluations of GLJ at September 30, 2004 for Ketch and October 1, 2004 for Bear Creek using GLJ's October 1, 2004 forecast pricing.
(2) Effective RLI based on production at the effective date of the reserve report.
(3) Reserve values are the before tax present values of cash flow at a 10% discount rate as per the GLJ reserve reports.
(4) As at September 30, 2004.
(5) Estimated net debt (working capital) at closing inclusive of transaction costs and net of the proceeds of planned private placements.
(6) BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf: 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Financings for the Trust, Kereco and Bear Ridge

In order to align the interests of management of each of the Trust, Kereco and Bear Ridge and their respective unitholders and shareholders, the securityholders of Ketch and Bear Creek will also be asked to approve the following private placements which are expected to be completed prior to the Arrangement.

A private placement of up to 277,778 units of the Trust, with an issue price equal to the net asset value ("NAV") of the assets of the Trust, will be offered to the management team of the Trust. Each unit will consist of one trust unit and one warrant, with each warrant having on exercise price equivalent to 120% of the NAV of the assets of the Trust at the closing of the private placement and exercisable as to 50% on the first anniversary and 50% on the second anniversary of the private placement. The trust units will be subject to escrow, and will be released as to one-third of the total amount of trust units on each of the first, second and third anniversaries of the private placement. Gross proceeds of $2 million are expected to be raised under this private placement. Additional management identified by Ketch and Bear Creek prior to closing may also be given the opportunity to participate in the private placement of up to a maximum additional amount of $1.5 million on the same terms and conditions. Upon closing, there will be approximately 40.3 million trust units issued and outstanding after the initial private placement. Based on the current stated intentions of the proposed directors and officers of the Trust with respect to the exercise of options currently held by such proposed directors and officers and based upon their existing shareholdings and their expected level of participation in the Trust's private placement, the proposed directors and officers of the Trust and their respective associates will own approximately 4% of the issued and outstanding units of the Trust.

A private placement of up to 5,769,231 units of Kereco, with an issue price of NAV for the assets of Kereco, will be made available to Kereco management, directors and employees raising total proceeds of $6 million. Each unit will consist of one share and 0.832 of a warrant, with each full warrant having an exercise price equivalent to 120% of NAV of the assets of Kereco at closing of the private placement and exercisable as to 50% on the second anniversary and 50% on the third anniversary of the private placement. The Kereco shares issued on the private placement will be subject to an escrow, which will be released as to one-third of the total amount of the shares on each of the first, second and third anniversaries of the private placement. At closing of the Arrangement, Kereco will have $3 million of net debt prior to taking into account the $6 million of cash received in the private placement. There will be approximately 18.3 million common shares issued and outstanding after the initial private placement. Based on the current stated intentions of the proposed directors and officers of Kereco with respect to the exercise of options currently held by such proposed directors and officers and based upon their existing shareholdings and their expected level of participation in Kereco's private placement, the proposed directors and officers of Kereco and their respective associates will own approximately 12% of the issued and outstanding shares of Kereco.

A private placement of up to 8,510,639 units of Bear Ridge, with an issue price of NAV for the assets of Bear Ridge, will be made available to Bear Ridge management, directors and employees raising total proceeds of $4 million. Each unit will consist of one share and 0.84 of a warrant, with each full warrant having an exercise price equivalent to 120% of NAV of the assets of Bear Ridge at closing of the private placement and exercisable as to 50% on the second anniversary and 50% on the third anniversary of the closing of the private placement. The Bear Ridge shares issued on the private placement will be subject to an escrow, which will be released as to one-third of the total amount of shares on each of the first, second and third anniversaries of the private placement. At closing of the Arrangement, Bear Ridge will have $2 million of net debt prior to taking into account the $4 million of cash received on the private placement. There will be approximately 19.4 million common shares issued and outstanding after the initial private placement. Based on the current stated intentions of the proposed directors and officers of Bear Ridge with respect to the exercise of options currently held by such proposed directors and officers and based upon their existing shareholdings and their expected level of participation in Bear Ridge's private placement, the proposed directors and officers of Bear Ridge and their respective associates will own approximately 18% of the issued and outstanding shares of Bear Ridge.

The private placements to be completed by the Trust, Kereco and Bear Ridge may be considered related party transactions, "connected transactions" or a "collateral benefit" for purposes of Ontario Securities Commission Rule 61-501. Since directors and officers of Ketch and Bear Creek are entitled to receive various benefits or payments in connection with the Arrangement and are expected to participate in one or more of the private placements, Ontario Securities Commission Rule 61-501 requires Ketch and Bear Creek to obtain a formal valuation for the Arrangement unless an exemption from the valuation requirements is available. Such an exemption is available because the fair market value of benefits and payments to interested parties in such transactions and the securities expected to be issued to such persons pursuant to the private placements do not exceed 25% of Ketch's or Bear Creek's market capitalization, as the case may be. In addition, the Ontario Securities Commission Rule 61-501 will require approval of these transactions by a majority of the votes cast by the shareholders of each of Ketch and Bear Creek after excluding votes attached to shares held by directors or officers of Ketch and Bear Creek.

6. Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

7. Omitted Information:

Not applicable.

8. Executive Officer:

For further information, contact Russell J. Tripp, President and Chief Executive Officer by telephone at (403) 514-3700.

9. Date of Report:

November 5, 2004.

SCHEDULE "A"

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT is dated as of the 26th day of October, 2004,

BETWEEN:

BEAR CREEK ENERGY LTD., a corporation incorporated under the laws of the Province of Alberta ("**BCo**")

\- and -

KETCH RESOURCES LTD., a corporation incorporated under the laws of the Province of Alberta ("**KCo** ")

WHEREAS BCo and KCo wish to propose an arrangement involving BCo and its securityholders and KCo and its securityholders;

AND WHEREAS the Parties hereto intend to carry out the transactions contemplated herein by way of an arrangement under the provisions of the *Business Corporations Act* (Alberta) ("**ABCA**");

AND WHEREAS the Parties hereto have entered into this Agreement to provide for the matters referred to in the foregoing recitals and for other matters relating to such arrangement;

NOW THEREFORE, in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties hereto do hereby covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Agreement, unless there is something in the context or subject matter inconsistent therewith, the following defined terms have the meanings hereinafter set forth:

(a) "**ABCA**" means the *Business Corporations Act*, R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

(b) "**Acquisition Corporations**" has the meaning set forth in Section 2.5;

(c) "**Acquisition Proposal**" means, with respect to BCo or KCo, any inquiry or the making of any proposal to such Party or its shareholders from any person which constitutes, or may reasonably be expected to lead to (in either case whether in one transaction or a series of transactions): (i) an acquisition from such Party or its shareholders of any securities of such Party (other than on exercise of currently outstanding BCo Options, BCo Warrants, KCo Options or KCo Warrants, as applicable) or its subsidiaries; (ii) any acquisition of a substantial amount of assets of such Party or its subsidiaries; (iii) an amalgamation, arrangement, merger, or consolidation involving such Party or its subsidiaries; or (iv) any take-over bid, issuer bid, exchange offer, recapitalization, liquidation, dissolution, reorganization into a royalty trust or income fund or similar transaction

involving such Party or its subsidiaries or any other transaction, the consummation of which would or could reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by this Agreement or the Arrangement or which would or could reasonably be expected to materially reduce the benefits to the other party hereto under this Agreement or the Arrangement;

(d) "**Agreement**", "**herein**", "**hereof**", "**hereto**", "**hereunder**" and similar expressions mean and refer to this arrangement agreement (including the schedules hereto) as supplemented, modified or amended, and not to any particular article, section, schedule or other portion hereof;

(e) "**AmalgamationCo**" means the corporation resulting from the amalgamation of BCo, KCo and the Acquisition Corporations pursuant to the Arrangement;

(f) "**Applicable Laws**" means all applicable securities laws, rules of applicable stock exchanges and applicable corporate laws;

(g) "**Arrangement**" means the arrangement pursuant to Section 193 of the ABCA set forth in the Plan of Arrangement;

(h) "**Arrangement Resolution**" means the special resolution in respect to the Arrangement, the BNewco Private Placement, the Trust Private Placement, the BNewco Incentive Plans, the KNewco Private Placement, the Trust Incentive Plan, the KNewco Incentive Plan and other related matters to be considered at the BCo Meeting and the KCo Meeting, as the case may be;

(i) "**Articles of Arrangement**" means the articles of arrangement in respect of the Arrangement required under Subsection 193(10) of the ABCA to be sent to the Registrar after the Final Order has been granted, giving effect to the Arrangement;

(j) "**Business Day**" means a day other than a Saturday, Sunday or other than a day when banks in the City of Calgary, Alberta are not generally open for business;

(k) "**BCo Amalgamation**" means the vertical, short-form amalgamation to be undertaken on January 1, 2005 pursuant to Section 104 of the ABCA, among BCo and the BSubsidiaries;

(l) "**BCo Damages Event**" has the meaning set forth in Section 7.1;

(m) "**BCo Financial Statements**" means, collectively, the audited consolidated financial statements of BCo for the year ended December 31, 2003, together with the notes thereto and the report of the auditors thereon, and the interim unaudited financial statements of BCo for the three month period ended March 31, 2004 and the interim unaudited financial statements of BCo for the six month period ended June 30, 2004;

(n) "**BCo Information**" means the information included in the BCo Information Circular describing BCo and its business, operations and affairs and the matters to be considered at the BCo Meeting;

(o) "**BCo Information Circular**" means the information circular of BCo to be sent by BCo to the BCo Securityholders in connection with the BCo Meeting (and if BCo and KCo determine it appropriate, may be part of a joint information circular which shall also be sent to KCo Securityholders in connection with the KCo Meeting);

(p) "**BCo Lock-Up Agreements**" means agreements in form satisfactory to KCo between BCo and the BCo Lock-Up Securityholders pursuant to which the BCo Lock-Up Securityholders agree to irrevocably vote the BCo Securities beneficially owned or controlled by the BCo Lock-Up Securityholders in favour of the Arrangement Resolution and to otherwise support the Arrangement and other related matters to be considered at the BCo Meeting;

(q) "**BCo Lock-Up Securityholders**" means those BCo Securityholders that have entered into BCo Lock-Up Agreements with BCo;

(r) "**BCo Meeting**" means the special meeting of BCo Securityholders to be held to consider the Arrangement Resolution and related matters, and any adjournment(s) thereof;

(s) "**BCo Optionholders**" means the holders from time to time of BCo Options;

(t) "**BCo Options**" means the outstanding stock options, whether or not vested, to acquire BCo Shares;

(u) "**BCo Securities**" means, collectively, the BCo Shares, the BCo Options and the BCo Warrants;

(v) "**BCo Securityholders**" means, collectively, the BCo Shareholders, the BCo Optionholders and the BCo Warrantholders;

(w) "**BCo Shareholders**" means the holders of issued and outstanding BCo Shares;

(x) "**BCo Shares**" means the common shares in the capital of BCo;

(y) "**BCo Warrantholders**" means the holders from time to time of BCo Warrants;

(z) "**BCo Warrants**" means the outstanding warrants to acquire BCo Shares;

(aa) "**BNewco**" has the meaning set forth in Section 2.6;

(bb) "**BNewco Assets**" means the assets identified in **Schedule B** to this Agreement and such additional assets as BCo and KCo shall agree, acting reasonably, to be transferred by BCo to BNewco pursuant to the Arrangement;

(cc) "**BNewco Common Shares**" means the common shares in the capital of BNewco;

(dd) "**BNewco Conveyance Agreement**" means the agreement to be entered into between BCo and BNewco, in form satisfactory to each of BCo and KCo, acting reasonably, effecting the sale of the BNewco Assets to BNewco;

(ee) "**BNewco Incentive Plans**" means the one or more incentive plans for the benefit of the BNewco Service Providers under which the maximum number of BNewco Common Shares reserved for issuance shall, in the aggregate, not exceed 10% of the BNewco Outstanding Shares;

(ff) "**BNewco Outstanding Shares**" means the number of BNewco Common Shares outstanding after giving effect to the Arrangement;

(gg) "**BNewco Private Placement**" means the proposed private placement to be completed by BNewco prior to the completion of the Arrangement as described in Section 4.1, the terms of which shall include those set forth in **Schedule F** attached hereto;

(hh) **"BNewco Service Providers"** means the directors, officers, employees and consultants of BNewco;

(ii) **"BNewco Technical Services Agreement"** means the agreement to be entered into between BCo and BNewco, the principal terms of which are set forth in **Schedule D** attached hereto, and otherwise in form satisfactory to each of BCo and KCo, acting reasonably;

(jj) **"BNewco Warrants"** means the warrants of BNewco to be issued pursuant to the BNewco Private Placement;

(kk) **"BSubsidiaries"** means, collectively, 1036655 Alberta Ltd., a corporation incorporated under the ABCA, and Crossfield Gas Corp., a corporation incorporated under the ABCA;

(ll) **"Certificate"** means the certificate or other confirmation of filing to be issued by the Registrar pursuant to Subsection 193(11) of the ABCA giving effect to the Arrangement;

(mm) **"Closing Time"** shall be 8:00 a.m. (Calgary time) on the Business Day immediately following the date of the later of the KCo Meeting and the BCo Meeting, unless otherwise agreed to by BCo and KCo;

(nn) **"Competition Act"** means the *Competition Act*, R.S. 1985, c. C-34, as amended;

(oo) **"Confidentiality Agreement"** means the mutual confidentiality agreement between BCo and KCo dated September 1, 2004 in respect of information relating to BCo and KCo;

(pp) **"Court"** means the Court of Queen's Bench of Alberta;

(qq) **"Effective Date"** means the date the Arrangement becomes effective under the ABCA;

(rr) **"Effective Time"** means 12:01 a.m. (Calgary time) on the Effective Date;

(ss) **"Final Order"** means the order of the Court approving the Arrangement pursuant to Subsection 193(9) of the ABCA in respect of BCo and KCo, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(tt) **"Interim Order"** means an interim order of the Court concerning the Arrangement under Subsection 193(4) of the ABCA in respect of BCo and KCo, containing declarations and directions with respect to the Arrangement and the holding of the BCo Meeting and the KCo Meeting, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(uu) **"ITA"** means the Income *Tax Act* (Canada), including the regulations thereunder as amended;

(vv) **"KCo Damages Event"** has the meaning set forth in Section 7.2;

(ww) **"KCo Financial Statements"** means, collectively, the audited consolidated financial statements of KCo for the year ended December 31, 2003, together with the notes thereto and the report of the auditors thereon, and the interim unaudited financial statements of KCo for the three month period ended March 31, 2004 and the interim unaudited financial statements of KCo for the six month period ended June 30, 2004;

(xx) "**KCo Information**" means the information included in the KCo Information Circular describing KCo and its business, operations and affairs and the matters to be considered at the KCo Meeting;

(yy) "**KCo Information Circular**" means the management proxy circular of KCo to be sent by KCo to the KCo Securityholders in connection with the KCo Meeting (and if BCo and KCo determine it appropriate, may be part of a joint information circular which shall also be sent to BCo Securityholders in connection with the BCo Meeting);

(zz) "**KCo Lock-up Agreements**" means agreements in form satisfactory to BCo between KCo and the KCo Lock-Up Securityholders pursuant to which the KCo Lock-Up Securityholders agree to irrevocably vote the KCo Securities beneficially owned or controlled by the KCo Lock-Up Securityholders in favour of the Arrangement Resolution and to otherwise support the Arrangement and other related matters to be considered at the KCo Meeting.

(aaa) "**KCo Lock-up Securityholders**" means those KCo Securityholders that have entered into KCo Lock-Up Agreements with KCo;

(bbb) "**KCo Meeting**" means the special meeting of KCo Securityholders to be held to consider the Arrangement Resolution and related matters, and any adjournments thereof;

(ccc) "**KCo Optionholders**" means the holders from time to time of KCo Options;

(ddd) "**KCo Options**" means the outstanding stock options, whether or not vested, to acquire KCo Shares;

(eee) "**KCo Partnership Reorganization and Amalgamation**" means the addition of a partner to the KPartnership to be undertaken prior to January 1, 2005 and the subsequent amalgamation of Ketch and the KSubsidiaries to be undertaken on January 1, 2005;

(fff) "**KCo Securities**" means, collectively, the KCo Shares, the KCo Options and the KCo Warrants;

(ggg) "**KCo Securityholders**" means, collectively, the KCo Shareholders, the KCo Optionholders and the KCo Warrantholders;

(hhh) "**KCo Shareholders**" means the holders from time to time of KCo Shares;

(iii) "**KCo Shares**" means the common shares in the capital of KCo;

(jjj) "**KCo Warrantholders** " means the holders from time to time of KCo Warrants;

(kkk) "**KCo Warrants**" means the outstanding warrants to acquire KCo Shares;

(lll) "**KNewco**" has the meaning set forth in Section 2.7;

(mmm) "**KNewco Assets**" means the assets identified in **Schedule C** to this Agreement and such additional assets as BCo and KCo shall agree, acting reasonably, to be transferred by KCo to KNewco pursuant to the Arrangement;

(nnn) "**KNewco Common Shares**" means the common shares in the capital of KNewco;

(ooo) "**KNewco Contract Operating Services Agreement**" means the agreement to be entered into between KCo and KNewco, the principal terms of which are set forth in **Schedule E** attached hereto, and otherwise in form satisfactory to each of BCo and KCo, acting reasonably;

(ppp) "**KNewco Conveyance Agreement**" means the agreement to be entered into between KCo and KNewco, in form satisfactory to each of BCo and KCo, acting reasonably, effecting the sale of KNewco Assets to KNewco;

(qqq) "**KNewco Incentive Plan**" means the incentive plan for the benefit of the KNewco Service Providers under which the maximum number of KNewco Common Shares reserved for issuance shall, in the aggregate, not exceed 10% of the KNewco Outstanding Shares;

(rrr) "**KNewco Outstanding Shares**" means the number of KNewco Common Shares outstanding after giving effect to the Arrangement;

(sss) "**KNewco Private Placement**" means the proposed private placement to be completed by KNewco prior to the completion of the Arrangement as described in Section 4.2, the terms of which shall include those set forth in **Schedule G** attached hereto;

(ttt) "**KNewco Service Providers**" means the directors, officers, employees and consultants of KNewco;

(uuu) "**KNewco Warrants**" means the warrants of KNewco to be issued pursuant to the KNewco Private Placement;

(vvv) "**KPartnership**" means Ketch Resources Partnership, a general partnership, the partners of which are KCo and Gauntlet Energy Corporation;

(www) "**KSubsidiaries**" means Gauntlet Energy Corporation, a corporation incorporated under the ABCA;

(xxx) "**Parties**" means, collectively, BCo and KCo; and "**Party**" means either one of them;

(yyy) "**Plan of Arrangement**" means the plan of arrangement substantially in the form set out in **Schedule A** hereto as amended or supplemented from time to time in accordance with Article 6 thereof and Article 8 hereof;

(zzz) "**Public Record**" means all information filed by either BCo or KCo, as the case may be, after December 31, 2002 with any securities commission or similar regulatory authority in compliance, or intended compliance, with any applicable securities laws;

(aaaa) "**Receiving Party**" has the meaning set forth in Section 3.4(c);

(bbbb) "**Registrar**" means the Registrar of Corporations for the Province of Alberta duly appointed under the ABCA;

(cccc) "**Retained Employees**" means those individuals employed by either BCo or KCo immediately prior to the Effective Date who BCo and KCo agree shall receive written notice, on or prior to the Effective Date, confirming their employment by one of AmalgamationCo, BNewco or KNewco (or an affiliate thereof) following the Effective Date;

(dddd) "**Returns**" shall mean all reports, estimates, elections, designations, forms, declarations of estimated tax, information statements and returns relating to, or required to be filed in connection with, any Taxes;

(eeee) "**Subsidiary**" has the meaning ascribed thereto in the ABCA (and shall include all partnerships directly or indirectly owned by BCo, or KCo, as the case may be);

(ffff) "**Superior Proposal**" has the meaning set forth in Section 3.4(b)(v)(A);

(gggg) "**Taxes**" shall mean all taxes, however denominated, including any interest, penalties or other additions that may become payable in respect thereof, imposed by any federal, territorial, state, local or foreign government or any agency or political subdivision of any such government, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, federal income taxes and provincial income taxes), payroll and employee withholding taxes, unemployment insurance, social insurance taxes, sales and use taxes, ad valorem taxes, excise taxes, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, workers compensation and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which BCo or KCo (or any of their respective subsidiaries), as the case may be, is required to pay, withhold, remit or collect; and

(hhhh) "**Trust**" has the meaning set forth in Section 2.4;

(iiii) "**Trust Incentive Plan**" means the incentive plan for the benefit of the Trust Service Providers under which the maximum number of Trust Units reserved for issuance shall be as determined by the Board of Directors of AmalgamationCo but in any event no more than 5% of the Trust Units outstanding after giving effect to the Arrangement and the Trust Private Placement;

(jjjj) "**Trust Private Placement**" means the proposed private placement to be completed by the Trust prior to the completion of the Arrangement as described in Section 4.3, the terms of which shall include those set forth in **Schedule H** attached hereto;

(kkkk) "**Trust Service Providers**" means the directors, officers, employees and consultants of AmalgamationCo;

(llll) "**Trust Unit**" means a unit of the Trust issued by the Trust;

(mmmm) "**Trust Warrants**" means the warrants of the Trust to be issued pursuant to the Trust Private Placement; and

(nnnn) "**TSX**" means the Toronto Stock Exchange.

1.2 Interpretation Not Affected by Headings, etc.

The division of this Agreement into articles, sections and subsections is for convenience of reference only and does not affect the construction or interpretation of this Agreement. The terms "this Agreement", "hereof", "herein" and "hereunder" and similar expressions refer to this Agreement (including Schedule A hereto) and not to any particular article, section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

1.3 Number, etc.

Words importing the singular number include the plural and vice versa, words importing the use of any gender include all genders, and words importing persons include firms and corporations and vice versa.

1.4 Date for Any Action

If any date on which any action is required to be taken hereunder by any of the Parties is not a Business Day and a business day in the place where an action is required to be taken, such action is required to be taken on the next succeeding day which is a Business Day and a business day, as applicable, in such place.

1.5 Entire Agreement

This Agreement, the Confidentiality Agreement, the BCo Lock-Up Agreements and the KCo Lock-Up Agreements, together with the agreements and documents herein and therein referred to, constitute the entire agreement among the Parties pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, among the Parties with respect to the subject matter hereof.

1.6 Currency

All sums of money which are referred to in this Agreement are expressed in lawful money of Canada.

1.7 Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under Canadian generally accepted accounting principles and all determinations of an accounting nature are required to be made shall be made in a manner consistent with Canadian generally accepted accounting principles.

1.8 Disclosure in Writing

Reference to disclosure in writing herein shall, in the case of BCo, include disclosure to BCo or its representatives, or in the case of KCo, include disclosure to KCo or its representatives.

1.9 Schedules

The following schedules attached hereto are incorporated into and form an integral part of this Agreement:

A - Plan of Arrangement
B - BNewco Assets
C - KNewco Assets
D - Terms of BNewco Technical Services Agreement
E - Terms of KNewco Contract Operating Services Agreement
F - Terms of BNewco Private Placement
G - Terms of KNewco Private Placement
H – Terms of Trust Private Placement

ARTICLE 2
THE ARRANGEMENT

2.1 Plan of Arrangement

Each of BCo and KCo will forthwith jointly file, proceed with and diligently prosecute an application for an Interim Order providing for, among other things, the calling and holding of the BCo Meeting and the KCo Meeting, which shall be held concurrently on the same date, if practicable, for the purpose of considering and, if deemed advisable, approving the Arrangement Resolution. Provided all necessary approvals for the Arrangement Resolution are obtained from the BCo Securityholders and the KCo Securityholders, each of BCo and KCo shall submit the Arrangement to the Court and jointly apply for the Final Order. Upon issuance of the Final Order and subject to the conditions precedent in Article 6, each of BCo and KCo shall forthwith proceed to file the Articles or Arrangement, the Final Order and such other documents as may be required to give effect to the Arrangement with the Registrar pursuant to Subsection 193(9) of the ABCA, whereupon the transactions comprising the Arrangement shall occur and shall be deemed to have occur in the order set out therein without any act or formality. The Parties hereby covenant and agree to act reasonably to finalize the terms of the Plan of Arrangement consistent with the provisions of this Agreement.

2.2 Interim Order

The Interim Order shall provide that:

(a) for the purpose of the BCo Meeting:

(i) the securities of BCo for which holders shall be entitled to vote on the Arrangement Resolution shall be the BCo Shares, the BCo Options and the BCo Warrants;

(ii) the BCo Shareholders, the BCo Optionholders and the BCo Warrantholders shall be entitled to vote on the Arrangement Resolution together as a single class, and not as separate classes, with each BCo Shareholder being entitled to one vote for each BCo Share held by such holder, each BCo Optionholder being entitled to one vote for each BCo Share issuable pursuant to the BCo Options held by such holder and each BCo Warrantholder being entitled to one vote for each BCo Share issuable pursuant to the BCo Warrants held by such holder; and

(iii) the requisite majority for the approval of the Arrangement Resolution shall be: (i) two-thirds of the votes cast by the BCo Securityholders present in person or by proxy at the BCo Meeting, voting together as a single class, and not as separate classes; and (ii) a majority of the votes cast by the BCo Shareholders, after excluding the votes cast by directors and officers of BCo and KCo who are entitled to participate in the BNewco Private Placement, the KNewco Private Placement or the Trust Private Placement;

(b) for the purpose of the KCo Meeting:

(i) the securities of KCO for which holders shall be entitled to vote on the Arrangement Resolution shall be the KCo Shares, the KCo Options and the KCo Warrants;

(ii) the KCo Shareholders, the KCo Optionholders and the KCo Warrantholders shall be entitled to vote on the Arrangement Resolution together as a single class, and not as separate classes, with each KCo Shareholder being entitled to one vote for each KCo

Share held by such holder, each KCo Optionholder being entitled to one vote for each KCo Share issuable pursuant to the KCo Options held by such holder and each KCo Warrantholder being entitled to one vote for each KCo Share issuable pursuant to the KCo Warrants held by such holder; and

(iii) the requisite majority for the approval of the Arrangement Resolution shall be: (i) two-thirds of the votes cast by the KCo Securityholders present in person or by proxy at the KCo Meeting, voting together as a single class, and not as separate classes; and (ii) a majority of the votes cast by the KCo Shareholders, after excluding the votes cast by directors and officers of BCo and KCo who are entitled to participate in the BNewco Private Placement, the KNewco Private Placement or the Trust Private Placement.

2.3 Information Circulars and Meetings

(a) As promptly as practical following the execution of this Agreement and in compliance with the Interim Order and applicable corporate and securities laws:

(i) BCo shall:

(A) prepare the BCo Information Circular and cause such circular to be mailed to the BCo Securityholders and filed with applicable regulatory authorities and other governmental authorities in all jurisdictions where the same are required to be mailed and filed; and

(B) convene the BCo Meeting; and

(ii) KCo shall:

(A) prepare the KCo Information Circular and cause such circular to be mailed to the KCo Securityholders and filed with applicable regulatory authorities and other governmental authorities in all jurisdictions where the same are required to be mailed and filed; and

(B) convene the KCo Meeting.

2.4 Trust

On or prior to the Effective Date, BCo shall settle or cause to be settled an unincorporated open-ended investment trust (the "**Trust**") under the laws of the Province of Alberta in such form as agreed to by BCo and KCo and in form customary for transactions of this type. Prior to the Effective Time, BCo shall not cause or permit the Trust to: (i) issue any securities or enter into any agreements to issue or grant options, warrants or rights to purchase any of its securities except for the issuance of a nominal number of Trust Units as is necessary to properly settle the Trust; or (ii) carry on any business, enter into any transaction or effect any act whatsoever, other than as contemplated herein or as reasonably necessary to carry out the transactions contemplated by the Plan of Arrangement or the Trust Private Placement unless previously consented to in writing by BCo.

2.5 Acquisition Corporations

Prior to the Effective Date, BCo shall cause two new corporations to be incorporated under the ABCA (collectively, the "**Acquisition Corporations**") as wholly-owned subsidiaries of the Trust.

Prior to the Effective Time, BCo shall not cause or permit either of the Acquisition Corporations to: (i) issue any securities or enter into any agreements to issue or grant options, warrants or rights to purchase any of its securities except for the issuance of a nominal number of common shares to the Trust on incorporation; or (ii) carry on any business, enter into any transaction or effect any corporate act whatsoever, other than as contemplated herein or as reasonably necessary to carry out the transactions contemplated by the Plan of Arrangement unless previously consented to in writing by KCo.

2.6 BNewco

Prior to the Effective Date, BCo shall cause a new corporation to be incorporated under the ABCA ("**BNewco**"). BNewco shall have such provisions included in its articles of incorporation as may be agreed by BCo and KCo, acting reasonably. Prior to the Effective Time, BCo shall not cause or permit BNewco to: (i) issue any securities or enter into any agreements to issue or grant options, warrants or rights to purchase any of its securities except for the issuance of a nominal number of common shares to BCo on incorporation; or (ii) carry on any business, enter into any transaction or effect any corporate act whatsoever, other than as contemplated herein or as reasonably necessary to carry out the transactions contemplated by the Plan of Arrangement or the BNewco Private Placement unless previously consented to in writing by KCo.

2.7 KNewco

Prior to the Effective Date, KCo shall cause a new corporation to be incorporated under the ABCA ("**KNewco**"). KNewco shall have such provisions included in its articles of incorporation as may be agreed by BCo and KCo, acting reasonably. Prior to the Effective Time, KCo shall not cause or permit KNewco to: (i) issue any securities or enter into any agreements to issue or grant options, warrants or rights to purchase any of its securities except for the issuance of a nominal number of common shares to KCo on incorporation; or (ii) carry on any business, enter into any transaction or effect any corporate act whatsoever, other than as contemplated herein or as reasonably necessary to carry out the transactions contemplated by the Plan of Arrangement or the KNewco Private Placement unless previously consented to in writing by BCo.

2.8 Completion of Transactions

BCo shall cause each of the Trust, the Acquisition Corporations and BNewco to complete the transactions contemplated herein and in the Plan of Arrangement. KCo shall cause KNewco to complete the transactions contemplated herein and in the Plan of Arrangement.

2.9 Effective Date

The Arrangement shall become effective at the Effective Time on the Effective Date.

ARTICLE 3
COVENANTS

3.1 Covenants of BCo

From the date hereof until the Effective Date or termination of this Agreement, except with the prior written consent of KCo (such consent not to be unreasonably withheld), and except as otherwise expressly permitted or specifically contemplated by this Agreement:

(a) BCo's business and the business of each of its subsidiaries shall be conducted only in the usual and ordinary course of business consistent with past practices (for greater certainty, where it is an operator of any property, it shall operate and maintain such property in a proper and prudent manner in accordance with good industry practice and the agreements governing the ownership and operation of such property) and BCo shall consult with KCo in respect of the ongoing business and affairs of BCo and its subsidiaries and keep KCo apprised of all material developments relating thereto;

(b) other than the BCo Amalgamation, BCo shall not directly or indirectly do or permit to occur any of the following: (i) amend its constating documents; (ii) declare, set aside or pay any dividend or other distribution or payment (whether in cash, shares or property) in respect of its outstanding shares; (iii) issue (other than on exercise of currently outstanding BCo Options or BCo Warrants), grant, sell or pledge or agree to issue, grant, sell or pledge any shares of BCo, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, shares of BCo; (iv) redeem, purchase or otherwise acquire any of its outstanding shares or other securities, except as permitted hereunder; (v) split, combine or reclassify any of its shares; (vi) adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of BCo; or (vii) enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing;

(c) other than is necessary to effect the BCo Amalgamation, BCo will not, and will not permit any of its subsidiaries to, directly or indirectly do any of the following other than pursuant to commitments entered into prior to the date of this Agreement and disclosed to KCo in writing or otherwise without the prior consent of KCo, such consent not to be unreasonably withheld: (i) sell, pledge, dispose of or encumber any assets except for production in the ordinary course of business, for a consideration in excess of $100,000 individually or $500,000 in the aggregate; (ii) expend or commit to expend amounts in respect of capital or operating expenses in excess of $250,000 individually or $500,000 per month (on a cumulative basis) in the aggregate (excluding expenditures specified in BCo's current 2004 budget as disclosed to KCo and fourth quarter 2004 expenditures for seismic, land or assets intended for BNewco, which for greater certainty, shall not be subject to the foregoing covenant set forth in this Section 3.1(c), and for which BNewco shall agree to reimburse the Trust under the BNewco Conveyance Agreement through the assumption of debt or otherwise (to the extent that such expenditures are in excess of $5 million)); (iii) reorganize, amalgamate, merge or otherwise continue BCo or any of its subsidiaries with any other person, corporation, partnership or other business organization whatsoever; (iv) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets) any corporation, partnership or other business organization or division thereof, or, except for investments in securities made in the ordinary course of business, make any investment either by purchase of shares or securities, contributions of capital (other than to subsidiaries), property transfer, or, except in the ordinary course of business, purchase of any property or assets of any other individual or entity, in each case having a value in excess of $100,000 individually or $250,000 in the aggregate (excluding purchases of seismic, land or assets intended for BNewco,

which for greater certainty, shall not be subject to the foregoing covenant set forth in this Section 3.1(c), and for which BNewco shall agree to reimburse the Trust under the BNewco Conveyance Agreement through the assumption of debt or otherwise); (v) incur any indebtedness for borrowed money or any other material liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for, the obligation of any other individual or entity, or make any loans or advances, except in the ordinary course of business or otherwise in excess of $100,000 individually or $500,000 in the aggregate; (vi) pay, discharge or satisfy any material claims, liabilities or obligations other than disclosed in writing to KCo prior to the entering into of this Agreement or reflected or reserved against in the BCo Financial Statements or otherwise in the ordinary course of business; (vii) enter into any hedges, swaps or other financial instruments or like transactions; (viii) enter into any agreements for the sale of production having a term of more than thirty (30) days; (ix) enter into any consulting or contract operating agreement that cannot be terminated on thirty (30) days or less notice without penalty; or (x) authorize or propose any of the foregoing, or enter into or modify any contract, agreement, commitment or arrangement to do any of the foregoing;

(d) BCo shall not adopt or amend or make any contribution to any bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, other compensation or other similar plan, agreement, trust, fund or arrangements for the benefit of employees, except as is necessary to comply with the law or with respect to existing provisions of any such plans, programs, arrangements or agreements;

(e) each of its senior officers and directors have advised BCo that they intend to vote in favour of the Arrangement Resolution and BCo will use its reasonable commercial efforts to cause each of the directors and senior officers of BCo to vote in favour of the Arrangement Resolution;

(f) BCo shall not, nor permit any of its subsidiaries to, grant any officer, director, employee or consultant an increase in compensation in any form or take any action with respect to the amendment or grant of any severance or termination pay policies or arrangements for any directors, officers, employees or consultants, nor adopt or amend (other than to permit accelerated vesting of options) or make any contribution to any bonus, profit-sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, other compensation or other similar plan from a trust fund or arrangement for the benefit of directors, officers, employees or consultants, except as is necessary to comply with the law or with respect to existing provisions of any such plans, programs, arrangements or agreements;

(g) BCo shall use its reasonable commercial efforts to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(h) BCo will use its reasonable commercial efforts to enter into written agreements on or prior to November 15, 2004 with BCo Warrantholders holding not less than 66 2/3% of the issued and outstanding BCo Warrants, in form satisfactory to BCo and KCo, acting reasonably, pursuant to which such holders shall agree to exercise the BCo Warrants held by such holders after the BCo Meeting and prior to the Effective Date provided that, in each case, BCo shall not pay any amount in consideration therefor without the prior approval of KCo;

(i) except to permit the early vesting of all BCo Options, no amendments shall be made to outstanding BCo Options or BCo Warrants without the prior written consent of KCo;

(j) BCo shall not take any action that would render, or may reasonably be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect at any time prior to completion of the Arrangement or termination of this Agreement, whichever first occurs;

(k) BCo shall promptly notify KCo in writing of any material change (actual, anticipated, contemplated or, to the knowledge of BCo threatened, financial or otherwise) in its business, operations, affairs, assets, capitalization, financial condition, prospects, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, of BCo or of any change in any representation or warranty provided by BCo in this Agreement which change is or may be of such a nature to render any representation or warranty misleading or untrue in any material respect and BCo shall in good faith discuss with KCo any change in circumstances (actual, anticipated, contemplated, or to the knowledge of BCo threatened) which is of such a nature that there may be a reasonable question as to whether notice need to be given to KCo pursuant to this provision;

(l) BCo shall ensure that it has available funds under its lines of credit or other bank facilities to permit the payment of the amount which may be required by Section 7.2 having regard to its other liabilities and obligations, and shall take all such actions as may be necessary to ensure that it maintains such availability to ensure that it is able to pay such amount when required;

(m) BCo shall use its reasonable commercial efforts to obtain BCo Lock-Up Agreements on or before November 15, 2004 from each of its senior officers and directors;

(n) BCo shall use its reasonable commercial efforts to obtain the consent of its bankers and any other third party consents required for the transactions contemplated hereby and provide the same to KCo on or prior to the Effective Date;

(o) BCo shall use its reasonable commercial efforts to satisfy or cause satisfaction of the conditions set forth in Sections 6.1 and 6.3 as soon as reasonably possible to the extent that the satisfaction of the same is within the control of BCo;

(p) BCo shall provide notice to KCo of the BCo Meeting and allow KCo's representatives to attend such meeting;

(q) subject to compliance by KCo with Section 3.2(r), BCo will ensure that the BCo Information Circular provides BCo Securityholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters before them, and will set out the KCo Information in the BCo Information Circular in the form approved by KCo and shall include, without limitation; (i) any financial statements in respect of prior acquisitions made by it that are required to be included therein in accordance with Applicable Laws; (ii) the unanimous determination of the board of directors of BCo that the Arrangement is fair to BCo Securityholders, is in the best interests of BCo and BCo Securityholders, and include the unanimous recommendation of the board of directors of BCo that the BCo Securityholders vote in favour of the Arrangement Resolution; and (iii) the fairness opinion of BCo's financial advisor that the Arrangement is fair, from a financial point of view, to BCo Shareholders; provided that, notwithstanding the covenants of BCo in this subsection, prior to the completion of the Arrangement, the board of directors of BCo may withdraw, modify or change the recommendation regarding the Arrangement if, in the opinion of such board of directors acting reasonably, having received the advice of its outside legal counsel which is reflected in minutes

of the meeting of the board of directors, such withdrawal, modification or change is required to act in a manner consistent with the fiduciary duties of the board of directors of BCo and, if applicable, provided the board of directors shall have complied with the provisions of Sections 3.4 and 7.2;

(r) BCo will assist KCo in the preparation of the KCo Information Circular and provide to KCo, in a timely and expeditious manner, all information as may be reasonably requested by KCo with respect to BCo for inclusion in the KCo Information Circular and any amendments or supplements thereto, in each case complying in all material respects with all applicable legal requirements on the date of issue thereof and to enable KCo to meet the standard referred to in Section 3.2(q) with respect to BCo, the Arrangement and the transactions to be considered at the KCo Meeting;

(s) BCo shall indemnify and save harmless KCo and the directors, officers and agents of KCo from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which KCo, or any director, officer or agent thereof, may be subject or which KCo, or any director, officer or agent thereof may suffer, whether under the provisions of any statute or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of:

(i) any misrepresentation or alleged misrepresentation in the BCo Information Circular or in any material filed in compliance or intended compliance with any Applicable Laws;

(ii) any order made or any inquiry, investigation or proceeding by any securities commission or other competent authority based upon any untrue statement or omission or alleged untrue statement or omission of a material fact or any misrepresentation or any alleged misrepresentation in the BCo Information Circular or in any material filed by or on behalf of BCo in compliance or intended compliance with applicable securities laws, which prevents or restricts the trading in the BCo Shares; and

(iii) BCo not complying with any requirement of Applicable Laws in connection with the transactions contemplated in this Agreement;

except that BCo shall not be liable in any such case to the extent that any such liabilities, claims, demands, losses, costs, damages and expenses arise out of or are based upon any misrepresentation or alleged misrepresentation of a material fact based solely on the KCo Information included in the BCo Information Circular or the negligence of KCo;

(t) except for proxies and other non-substantive communications with securityholders, BCo will furnish promptly to KCo or KCo's counsel, a copy of each notice, report, schedule or other document delivered, filed or received by BCo in connection with: (i) the Arrangement; (ii) the BCo Meeting; (iii) any filings under Applicable Laws; and (iv) any dealings with regulatory agencies in connection with the transactions contemplated hereby;

(u) BCo shall solicit proxies to be voted at the BCo Meeting in favour of matters to be considered at the BCo Meeting, including the Arrangement Resolution;

(v) BCo shall conduct the BCo Meeting in accordance with the by-laws of BCo and any instrument governing the BCo Meeting (including, without limitation, the Interim Order) as applicable, and as otherwise required by law;

(w) BCo will make all necessary filings and applications under Canadian federal and provincial and U.S. laws and regulations required to be made on the part of BCo in connection with the transactions contemplated herein and shall take all reasonable action necessary to be in compliance with such laws and regulations;

(x) in the event that dissent rights are given to BCo Securityholders under the terms of the Interim Order, BCo shall promptly advise KCo of the number of BCo Securities for which BCo receives notices of dissent or written objections to the Arrangement and provide KCo with copies of such notices and written objections;

(y) prior to the Effective Date, BCo will cooperate with KCo in making application to list the KNewco Common Shares (including the KNewco Common Shares issuable pursuant to the KNewco Warrants and KNewco Incentive Plan) on the TSX; and

(z) BCo shall take all necessary actions to give effect to the transactions contemplated by this Agreement and the Arrangement.

3.2 Covenants of KCo

From the date hereof until the Effective Date or termination of this Agreement, except with the prior written consent of BCo (such consent not to be unreasonably withheld), and except as otherwise expressly permitted or specifically contemplated by this Agreement:

(a) KCo's business and the business of each of its subsidiaries shall be conducted only in the usual and ordinary course of business consistent with past practices (for greater certainty, where it is an operator of any property, it shall operate and maintain such property in a proper and prudent manner in accordance with good industry practice and the agreements governing the ownership and operation of such property) and KCo shall consult with BCo in respect of the ongoing business and affairs of KCo and its subsidiaries and keep BCo apprised of all material developments relating thereto;

(b) other than the KCo Partnership Reorganization and Amalgamation, KCo shall not directly or indirectly do or permit to occur any of the following: (i) amend its constating documents; (ii) declare, set aside or pay any dividend or other distribution or payment (whether in cash, shares or property) in respect of its outstanding shares; (iii) issue (other than on exercise of currently outstanding KCo Options or KCo Warrants), grant, sell or pledge or agree to issue, grant, sell or pledge any shares of KCo, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, shares of KCo; (iv) redeem, purchase or otherwise acquire any of its outstanding shares or other securities, except as permitted hereunder; (v) split, combine or reclassify any of its shares; (vi) adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of KCo; or (vii) enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing;

(c) other than is necessary to effect the KCo Partnership Reorganization and Amalgamation, KCo will not, and will not permit any of its subsidiaries to, directly or indirectly do any of the following other than pursuant to commitments entered into prior to the date of this Agreement and disclosed to BCo in writing or otherwise without the prior consent of BCo, such consent not to be unreasonably withheld: (i) sell, pledge, dispose of or encumber any assets except for production in the ordinary course of business, for a consideration in excess of $100,000 individually or $500,000 in the aggregate; (ii) expend or commit to expend amounts in respect of

capital or operating expenses in excess of $250,000 individually or $500,000 per month (on a cumulative basis) in the aggregate (excluding expenditures specified in KCo's current 2004 budget as disclosed to BCo and fourth quarter expenditures for seismic, land or assets intended for KNewco which for greater certainty, shall not be subject to the foregoing covenant set forth in this Section 3.2(c), and for which KNewco shall agree to reimburse the Trust under the KNewco Conveyance Agreement through the assumption of debt or otherwise (to the extent that such expenditures are in excess of $7 million)); (iii) reorganize, amalgamate, merge or otherwise continue KCo or any of its subsidiaries with any other person, corporation, partnership or other business organization whatsoever; (iv) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets) any corporation, partnership or other business organization or division thereof, or, except for investments in securities made in the ordinary course of business, make any investment either by purchase of shares or securities, contributions of capital (other than to subsidiaries), property transfer, or, except in the ordinary course of business, purchase of any property or assets of any other individual or entity, in each case having a value in excess of $100,000 individually or $250,000 in the aggregate (excluding purchases of seismic, land or assets intended for KNewco which for greater certainty, shall not be subject to the foregoing covenant set forth in this Section 3.2(c), and for which KNewco shall agree to reimburse the Trust under the KNewco Conveyance Agreement through the assumption of debt or otherwise); (v) incur any indebtedness for borrowed money or any other material liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for, the obligation of any other individual or entity, or make any loans or advances, except in the ordinary course of business or otherwise in excess of $100,000 individually or $500,000 in the aggregate; (vi) pay, discharge or satisfy any material claims, liabilities or obligations other than disclosed in writing to BCo prior to the entering into of this Agreement or reflected or reserved against in the KCo Financial Statements or otherwise in the ordinary course of business; (vii) enter into any hedges, swaps or other financial instruments or like transactions; (viii) enter into any agreements for the sale of production having a term of more than thirty (30) days; (ix) enter into any consulting or contract operating agreement that cannot be terminated on thirty (30) days or less notice without penalty; or (x) authorize or propose any of the foregoing, or enter into or modify any contract, agreement, commitment or arrangement to do any of the foregoing;

(d) neither KCo nor any of its subsidiaries shall adopt or amend or make any contribution to any bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, other compensation or other similar plan, agreement, trust, fund or arrangements for the benefit of employees, except as is necessary to comply with the law or with respect to existing provisions of any such plans, programs, arrangements or agreements;

(e) each of its senior officers and directors have advised KCo that they intend to vote in favour of the Arrangement Resolution and KCo will use its reasonable commercial efforts to cause each of the directors and senior officers of KCo to vote in favour of the Arrangement Resolution;

(f) KCo shall not, nor permit any of its subsidiaries to, grant any officer, director, employee or consultant an increase in compensation in any form or take any action with respect to the amendment or grant of any severance or termination pay policies or arrangements for any directors, officers, employees or consultants, nor adopt or amend (other than to permit accelerated vesting of options) or make any contribution to any bonus, profit-sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, other compensation or other similar plan from a trust fund or arrangement for the benefit of directors, officers, employees or consultants, except as is necessary to comply with the law or with respect to existing provisions of any such plans, programs, arrangements or agreements;

(g) KCo shall use its reasonable commercial efforts to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(h) KCo will use its reasonable commercial efforts to enter into written agreements on or prior to November 15, 2004 with KCo Warrantholders holding not less than 66 2/3% of the issued and outstanding KCo Warrants, in form satisfactory to BCo and KCo, acting reasonably, pursuant to which such holders shall agree to exercise the KCo Warrants held by such holders after the KCo Meeting and prior to the Effective Date provided that, in each case, KCo shall not pay any amount in consideration therefor without the prior approval of BCo;

(i) except to permit the early vesting of all KCo Options and KCo Warrants, and the exercise or surrender of KCo Options for a cash payment (subject to KCo withholding one half of such payment at the statutory rate) up to a maximum of $16.8 million, no amendments shall be made to outstanding KCo Options or KCo Warrants without the prior written consent of BCo;

(j) KCo shall not take any action that would render, or may reasonably be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect at any time prior to completion of the Arrangement or termination of this Agreement, whichever first occurs;

(k) KCo shall promptly notify BCo in writing of any material change (actual, anticipated, contemplated or, to the knowledge of KCo threatened, financial or otherwise) in its business, operations, affairs, assets, capitalization, financial condition, prospects, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, of KCo or of any change in any representation or warranty provided by KCo in this Agreement which change is or may be of such a nature to render any representation or warranty misleading or untrue in any material respect and KCo shall in good faith discuss with BCo any change in circumstances (actual, anticipated, contemplated, or to the knowledge of KCo threatened) which is of such a nature that there may be a reasonable question as to whether notice need to be given to BCo pursuant to this provision;

(l) KCo shall ensure that it has available funds under its lines of credit or other bank facilities to permit the payment of the amount which may be required by Section 7.1 having regard to its other liabilities and obligations, and shall take all such actions as may be necessary to ensure that it maintains such availability to ensure that it is able to pay such amount when required;

(m) KCo shall use its reasonable commercial efforts to obtain KCo Lock-Up Agreements on or before November 15, 2004 from each of its senior officers and directors;

(n) KCo shall use its reasonable commercial efforts to obtain the consent of its bankers and any other third party consents required for the transactions contemplated hereby and provide the same to BCo on or prior to the Effective Date;

(o) KCo shall use its reasonable commercial efforts to satisfy or cause satisfaction of the conditions set forth in Sections 6.1 and 6.2 as soon as reasonably possible to the extent that the satisfaction of the same is within the control of KCo;

(p) KCo shall provide notice to BCo of the KCo Meeting and allow BCo's representatives to attend such meeting;

(q) subject to compliance by BCo with Section 3.2(r), KCo will ensure that the KCo Information Circular provides KCo Securityholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters before them, and will set out the BCo Information in the KCo Information Circular in the form approved by BCo and shall include, without limitation; (i) any financial statements in respect of prior acquisitions made by it that are required to be included therein in accordance with Applicable Laws; (ii) the unanimous determination of the board of directors of KCo that the Arrangement is fair to KCo Securityholders, is in the best interests of KCo and KCo Securityholders, and include the unanimous recommendation of the board of directors of KCo that the KCo Securityholders vote in favour of the Arrangement Resolution; and (iii) the fairness opinion of KCo's financial advisor that the Arrangement is fair, from a financial point of view, to KCo Shareholders; provided that, notwithstanding the covenants of KCo in this subsection, prior to the completion of the Arrangement, the board of directors of KCo may withdraw, modify or change the recommendation regarding the Arrangement if, in the opinion of such board of directors acting reasonably, having received the advice of its outside legal counsel which is reflected in minutes of the meeting of the board of directors, such withdrawal, modification or change is required to act in a manner consistent with the fiduciary duties of the board of directors of KCo and, if applicable, provided the board of directors shall have complied with the provisions of Sections 3.4 and 7.1,

(r) KCo will assist BCo in the preparation of the BCo Information Circular and provide to BCo, in a timely and expeditious manner, all information as may be reasonably requested by BCo with respect to KCo for inclusion in the BCo Information Circular and any amendments or supplements thereto, in each case complying in all material respects with all applicable legal requirements on the date of issue thereof and to enable BCo to meet the standard referred to in Section 3.1(q) with respect to KCo, the Arrangement and the transactions to be considered at the BCo Meeting;

(s) KCo shall indemnify and save harmless BCo and the directors, officers and agents of BCo from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which BCo, or any director, officer or agent thereof, may be subject or which BCo, or any director, officer or agent thereof may suffer, whether under the provisions of any statute or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of:

(i) any misrepresentation or alleged misrepresentation in the KCo Information Circular or in any material filed in compliance or intended compliance with any Applicable Laws;

(ii) any order made or any inquiry, investigation or proceeding by any securities commission or other competent authority based upon any untrue statement or omission or alleged untrue statement or omission of a material fact or any misrepresentation or any alleged misrepresentation in the KCo Information Circular or in any material filed by or on behalf of KCo in compliance or intended compliance with applicable securities laws, which prevents or restricts the trading in the KCo Shares; and

(iii) KCo not complying with any requirement of Applicable Laws in connection with the transactions contemplated in this Agreement;

except that KCo shall not be liable in any such case to the extent that any such liabilities, claims, demands, losses, costs, damages and expenses arise out of or are based upon any

misrepresentation or alleged misrepresentation of a material fact based solely on the BCo Information included in the KCo Information Circular or the negligence of BCo;

(t) except for proxies and other non-substantive communications with securityholders, KCo will furnish promptly to BCo or BCo's counsel, a copy of each notice, report, schedule or other document delivered, filed or received by KCo in connection with: (i) the Arrangement; (ii) the KCo Meeting; (iii) any filings under Applicable Laws; and (iv) any dealings with regulatory agencies in connection with the transactions contemplated hereby;

(u) KCo shall solicit proxies to be voted at the KCo Meeting in favour of matters to be considered at the KCo Meeting, including the Arrangement Resolution;

(v) KCo shall conduct the KCo Meeting in accordance with the by-laws of KCo and any instrument governing the KCo Meeting (including, without limitation, the Interim Order), as applicable, and as otherwise required by law;

(w) KCo will make all necessary filings and applications under Canadian federal and provincial and U.S. laws and regulations required to be made on the part of KCo in connection with the transactions contemplated herein and shall take all reasonable action necessary to be in compliance with such laws and regulations;

(x) in the event that dissent rights are given to KCo Securityholders under the terms of the Interim Order, KCo shall promptly advise BCo of the number of KCo Securities for which KCo receives notices of dissent or written objections to the Arrangement and provide BCo with copies of such notices and written objections;

(y) prior to the Effective Date, KCo will cooperate with BCo in making application to list the Trust Units (including the Trust Units issuable pursuant to the Trust Warrants and Trust Incentive Plan and the BNewco Common Shares (including the BNewco Common Shares issuable pursuant to the BNewco Warrants and BNewco Incentive Plans) on the TSX;

(z) KCo shall take all necessary actions to give effect to the transactions contemplated by this Agreement and the Arrangement; and

(aa) KCo shall make expenditures to fulfill flow-through obligations so that its obligations at the Effective Time will be no more than $4.5 million

3.3 Mutual Covenants Regarding the Arrangement

From the date hereof until the Effective Date, each of BCo and KCo will use its reasonable commercial efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under Applicable Laws to complete the Arrangement, including using reasonable efforts:

(a) to obtain all necessary waivers, consents and approvals required to be obtained by it from other parties to loan agreements, leases and other contracts;

(b) to, on or before November 15, 2004, agree to the list of Retained Employees and the maximum amount payable by each of BCo and KCo, respectively, in respect of severance obligations to those employees of BCo and KCo who will not be Retained Employees, and to, on or before the

Effective Date, cause offers or confirmations of employment, as applicable, to be made to the Retained Employees;

(c) to obtain all necessary consents, assignments, waivers and amendments to or terminations of any instruments and take such measures as may be appropriate to fulfill its obligations hereunder and to carry out the transactions contemplated hereby; and

(d) to effect all necessary registrations and filings and submissions of information requested by governmental authorities required to be effected by it in connection with the Arrangement, and each of BCo and KCo will use its reasonable commercial efforts to cooperate with the other in connection with the performance by the other of their obligations under this Section 3.3 including, without limitation, continuing to provide reasonable access to information and to maintain ongoing communications as between officers of BCo and KCo, subject in all cases to the Confidentiality Agreement.

3.4 Mutual Covenants Regarding Non-Solicitation

(a) Each Party shall immediately cease and cause to be terminated all existing discussions and negotiations (including, without limitation, through any advisors or other parties on its behalf), if any, with any parties conducted before the date of this Agreement with respect to any Acquisition Proposal and shall immediately request the return or destruction of all information provided to any third parties who have entered into a confidentiality agreement with such party relating to an Acquisition Proposal and shall use all reasonable commercial efforts to ensure that such requests are honoured.

(b) Neither Party shall, directly or indirectly, do or authorize or permit any of its officers, directors or employees or any financial advisor, expert or other representative retained by it to do, any of the following:

(i) solicit, facilitate, initiate or encourage any Acquisition Proposal;

(ii) enter into or participate in any discussions or negotiations regarding an Acquisition Proposal, or furnish to any other person any information with respect to their respective businesses, properties, operations, prospects or conditions (financial or otherwise) in connection with an Acquisition Proposal or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt of any other person to do or seek to do any of the foregoing;

(iii) waive, or otherwise forbear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forbear in respect of, any rights or other benefits under confidential information agreements, including, without limitation, any "**standstill provisions**" thereunder; or

(iv) accept, recommend, approve or enter into an agreement to implement an Acquisition Proposal;

provided, however, that notwithstanding any other provision hereof, each Party and its officers, directors and advisers may:

(v) enter into or participate in any discussions or negotiations with a third party who (without any solicitation, initiation or encouragement, directly or indirectly, after the date of this

Agreement, by such party or any of its officers, directors or employees or any financial advisor, expert or other representative retained by it) seeks to initiate such discussions or negotiations and, subject to execution of a confidentiality agreement substantially similar to the Confidentiality Agreement (provided that such confidentiality agreement shall provide for disclosure thereof (along with all information provided thereunder) to the other Party as set out below), may furnish to such third party information concerning such Party and its business, properties and assets, in each case if, and only to the extent that:

(A) the third party has first made a written bona fide Acquisition Proposal which the board of directors of such Party determines in good faith: (1) that funds or other consideration necessary for the Acquisition Proposal are or are likely to be available; (2) (after consultation with its financial advisor) would, if consummated in accordance with its terms, result in a transaction financially superior for securityholders of the Receiving Party than the transaction contemplated by this Agreement; and (3) after receiving the advice of outside counsel as reflected in minutes of the board of directors of such Party, that the taking of such action is necessary for the board of directors in discharge of its fiduciary duties under Applicable Laws (a "**Superior Proposal**"); and

(B) prior to furnishing such information to or entering into or participating in any such discussions or negotiations with such third party, such Party provides prompt notice to the other Party to the effect that it is furnishing information to or entering into or participating in discussions or negotiations with such person or entity together with a copy of the confidentiality agreement referenced above and if not previously provided to the other Party, copies of all information provided to such third party concurrently with the provision of such information to such third party, and provided further that such Party shall notify the other Party orally and in writing of any inquiries, offers or proposals with respect to a Superior Proposal (which written notice shall include, without limitation, a copy of any such proposal (and any amendments or supplements thereto), the identity of the person making it, if not previously provided to the other Party, copies of all information provided to such party and all other information reasonably requested by the other Party), within 24 hours of the receipt thereof, shall keep the other Party informed of the status and details of any such inquiry, offer or proposal and answer the other Party's questions with respect thereto; or

(vi) comply with Section 172 of the *Securities Act* (Alberta) and similar provisions under applicable Canadian securities laws relating to the provision of directors' circulars and make appropriate disclosure with respect thereto to its securityholders; and

(vii) accept, recommend, approve or enter into an agreement to implement a Superior Proposal from a third party, but only if prior to such acceptance, recommendation, approval or implementation, its board of directors shall have concluded in good faith, after considering all proposals to adjust the terms and conditions of this Agreement and after receiving the advice of outside counsel as reflected in minutes of the board of directors of such Party, that the taking of such action is necessary for the board of directors in discharge of its fiduciary duties under Applicable Laws and such Party complies with its obligations set forth in Section 3.4(c) and terminates this Agreement in accordance with Section 9.1(e) or (f), as applicable, and concurrently therewith pays the amount required by Section 7.1 or 7.2, as applicable to the other Party.

(c) Each Party in receipt of a Superior Proposal (a "**Receiving Party**") shall give the other Party, orally and in writing, at least two Business Days advance notice of any decision by its board of directors to accept, recommend, approve or enter into an agreement to implement a Superior Proposal, which notice shall identify the third party making the Superior Proposal and shall provide a true and complete copy thereof and any amendments thereto.

(d) Each Party agrees that all information that may be provided to it by the other Party with respect to any Superior Proposal pursuant to this Section 3.4 shall be treated as if it were "**Evaluation Material**" as that term is defined in the Confidentiality Agreement and shall not be disclosed or used except in accordance with the provisions of the Confidentiality Agreement or in order to enforce its rights under this Agreement in legal proceedings.

(e) Each Party shall ensure that its officers, directors and employees and any investment bankers or other advisers or representatives retained by it are aware of the provisions of this Section 3.4. BCo shall be responsible for any breach of this Section 3.4 by its officers, directors, employees, investment bankers, advisers or representatives, and KCo shall be responsible for any breach of this Section 3.4 by its officers, directors, employees, investment bankers, advisers or representatives.

3.5 Mutual Standstill Provisions

Commencing on the date of execution of this Agreement and ending on the earlier of the Effective Date or the termination of this Agreement, other than pursuant to this Agreement, the Arrangement and the transactions contemplated hereby and thereby, each Party agrees that it will not, except in accordance with this Agreement or the Arrangement or with the prior approval in writing of the other Party, which approval may be given on such terms as the other Party may determine:

(a) acquire or agree to acquire, or make any proposal or offer to acquire, in any manner, either directly or indirectly, any securities or properties of the other Party (provided that the provisions hereof shall not be interpreted to prohibit the Parties or their affiliates from continuing to conduct business with the other party in the ordinary course of business and consistent with past practice);

(b) commence a take-over bid for any securities of the other Party;

(c) solicit proxies from holders of securities of the other Party, otherwise attempt to influence the vote or conduct of the holders of the securities of the other Party, or otherwise act alone or in concert with others to seek to control or to influence the management, board of directors or policies of the other Party; or

(d) engage in any discussion or negotiations or enter into any agreement, commitment or understanding or otherwise act in concert with any third party to propose or effect any business combination or other transaction of any nature or kind with respect to the other Party.

3.6 Access to Information

Subject to the Confidentiality Agreement and applicable law, upon reasonable notice, each Party shall (and shall cause each of its subsidiaries to) afford the other Party's officers, employees, counsel, accountants and other authorized representatives and advisers access, during normal business hours from the date hereof and until the earlier of the Effective Date or the termination of this Agreement, to its properties, books, contracts and records as well as to its management personnel, and shall (and shall

cause each of its subsidiaries to) furnish promptly to the other Party all information concerning its business, properties and personnel as the other Party may reasonably request.

ARTICLE 4
PRIVATE PLACEMENTS AND INCENTIVE PLANS

4.1 BNewco

(a) Subject to receipt of all necessary approvals, prior to the completion of the Arrangement, BNewco shall complete the BNewco Private Placement.

(b) Subject to receipt of all necessary approvals, BNewco will adopt the BNewco Incentive Plans. The BNewco Incentive Plans shall provide for the granting of options and performance share units to the BNewco Service Providers, provided that the number of performance share units (which performance share units will be exercisable for a price of $0.01 per unit and will be convertible into the percentage of a BNewco Common Share equal to the closing trading price of the BNewco Common Shares on the TSX on the trading day prior to such conversion less the net asset value of BNewco Common Shares calculated in connection with the BNewco Private Placement, if positive, divided by the closing trading price of the BNewco Common Shares on the TSX on the trading day prior to such conversion) reserved for issuance thereunder shall not exceed 6% of the BNewco Outstanding Shares, and grants of performance share units shall be subject to a three-year vesting schedule under which one-third of the number of share units granted will vest on each of the first, second and third anniversaries of such grant.

4.2 KNewco

(a) Subject to receipt of all necessary approvals, prior to the completion of the Arrangement, KNewco shall complete the KNewco Private Placement.

(b) Subject to receipt of all necessary approvals, KNewco will adopt the KNewco Incentive Plan. The KNewco Incentive Plan shall provide for the granting of options to KNewco Service Providers.

4.3 The Trust

(a) Subject to receipt of all necessary approvals, prior to the completion of the Arrangement, the Trust shall complete the Trust Private Placement.

(b) Subject to receipt of all necessary approvals, the Trust will adopt the Trust Incentive Plan.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES

5.1 Representations and Warranties of BCo

BCo hereby makes the representations and warranties set forth in this Section 5.1 to and in favour of KCo and acknowledges that KCo is relying upon such representations and warranties in connection with the matters contemplated by this Agreement.

(a) Each of BCo and its subsidiaries is a corporation duly incorporated or amalgamated and validly subsisting under the laws of its jurisdiction of incorporation, amalgamation and has the requisite

corporate power and authority to carry on its business as it is now being conducted. BCo and each of its subsidiaries is duly registered to do business and is in good standing in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities make such registration necessary, except where the failure to be so registered or in good standing would not have a material adverse effect on BCo and its subsidiaries taken as a whole.

(b) BCo has the requisite corporate power and authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation by BCo of the transactions contemplated hereby have been duly authorized by BCo's board of directors and, subject to obtaining shareholder approval, no other corporate proceedings on the part of BCo are or will be necessary to authorize this Agreement and the transactions contemplated hereby. This Agreement has been duly executed and delivered by BCo and constitutes a legal, valid and binding obligation of BCo enforceable against BCo in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws relating to or affecting creditors' rights generally and to general principles of equity.

(c) Neither the execution and delivery of this Agreement by BCo, the consummation by BCo or any of its subsidiaries of the transactions contemplated hereby nor compliance by BCo with any of the provisions hereof will: (i) violate, conflict with, or result in breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in a creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of BCo or any of its subsidiaries under, any of the terms, conditions or provisions of (x) the articles or bylaws or other constating documents of BCo or any of its subsidiaries, or (y) any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument or obligation to which BCo is a party or to which it, or its properties or assets, may be subject or by which BCo or any of its subsidiaries is bound (subject to obtaining the consent of BCo's bankers and the consent of BCo's landlord under its office lease); or (ii) subject to compliance with Applicable Laws, violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to BCo or any of its subsidiaries (except, in the case of each of clauses (i) and (ii) above, for such violations, conflicts, breaches, defaults, terminations which, or any consents, approvals or notices which if not given or received, would not have any material adverse effect on the business, operations or financial condition of BCo and its subsidiaries taken as a whole, or on the ability of BCo or any of its subsidiaries to consummate the transactions contemplated hereby); or (iii) cause a suspension or revocation of any authorization for the consent, approval or license currently in effect which would have a material adverse effect on the business, operations or financial condition of BCo and its subsidiaries taken as a whole.

(d) Other than in connection with or in compliance with the provisions of Applicable Laws:

(i) there is no legal impediment to BCo's consummation of the transactions contemplated by this Agreement; and

(ii) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is necessary by BCo in connection with the consummation of the Arrangement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals, which, if not received, would not have any material adverse effect on the ability of BCo to consummate the transactions contemplated hereby.

(e) BCo has authorized an unlimited number of BCo Shares and an unlimited number of preferred shares issuable in series of which, as at October 22, 2004, BCo has issued and outstanding: (i) 19,727,839 BCo Shares, and (ii) no preferred shares; and, in addition, as at October 22, 2004, BCo has issued and outstanding (iii) BCo Options entitling the holders thereof to acquire 1,750,600 BCo Shares, and (iv) BCo Warrants entitling the holders thereof to acquire no more than 329,167 BCo Shares. Except as aforesaid, there are no outstanding shares of BCo or options, warrants, rights or conversion or exchange privileges or other securities entitling anyone to acquire any shares of BCo or any other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by BCo of any shares of BCo (including BCo Shares) or any securities convertible into, exchangeable or exercisable for, or otherwise evidencing a right to acquire, any shares of BCo. All outstanding BCo Shares have been duly authorized and validly issued, and are fully paid and non-assessable and are not subject to, nor have they been issued in violation of, any pre-emptive rights, and all BCo Shares issuable upon exercise or conversion of outstanding BCo Options and BCo Warrants in accordance with their respective terms, will be duly authorized and validly issued, fully paid and non-assessable and will not be subject to any pre-emptive rights.

(f) Since the date of the BCo Financial Statements, except as disclosed in the Public Record:

(i) there has been no material adverse change, (or any condition, event or development involving a prospective change that could be materially adverse to BCo and its subsidiaries on a consolidated basis) in the business, affairs, operations, assets, capitalization, financial condition, prospect, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, of BCo and its subsidiaries on a consolidated basis;

(ii) BCo and its subsidiaries has conducted its business only in the ordinary and normal course; and

(iii) no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to BCo or any of its subsidiaries has been incurred other than in the ordinary and normal course of business.

(g) The data and information in respect of BCo and its assets, reserves, liabilities, business and operations provided by BCo or its advisors to KCo or its advisors was and is accurate and correct in all material respects as at the respective dates thereof and, in respect of any information provided or requested, did not knowingly omit any material data or information necessary to make any data or information provided not misleading as at the respective dates thereof. BCo has no knowledge of any material adverse change to the oil and gas reserves of BCo from that disclosed in such data and information.

(h) The information and statements set forth in the Public Record as at the date hereof, as relates to BCo, are true, correct, and complete and did not contain any misrepresentation, as of the respective dates of such information or statements, and no material change has occurred in relation to BCo which is not disclosed in the Public Record, and BCo has not filed any confidential material change reports which continue to be confidential.

(i) Except as disclosed in the Public Record or as otherwise disclosed in writing to KCo by BCo prior to the date hereof, there are no outstanding or threatened claims, suits, actions or proceedings against BCo which, if determined adversely to BCo, would have a material adverse

effect on the assets, liabilities, business or operations of BCo, or on the ability of BCo to consummate the transactions contemplated hereby.

(j) The BCo Financial Statements fairly present, in accordance with generally accepted accounting principles in Canada, consistently applied, the financial position and condition of BCo and its subsidiaries on a consolidated basis at the dates thereof and the results of the operations of BCo and its subsidiaries on a consolidated basis for the periods then ended and reflect all material assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of BCo and its subsidiaries on a consolidated basis as at the dates thereof.

(k) BCo has not received notice of any material violation of or investigation relating to any federal, provincial or local law, regulation or ordinance with respect to its assets, business or operations and BCo holds all permits, licenses and other authorizations which are required under federal, provincial or local laws relating to its assets, business or operations. The assets of BCo are operated and maintained by it are in compliance with all terms and conditions of such laws, permits, licenses and authorizations in all material respects.

(l) No securities commission or similar regulatory authority, or stock exchange in Canada or the United States has issued any order which is currently outstanding preventing or suspending trading in any securities of BCo, no such proceeding is, to the knowledge of BCo, pending, contemplated or threatened and BCo is not, to its knowledge, in default of any requirement of any securities laws, rules or policies applicable to BCo or its securities.

(m) Payments to directors, officers and employees of BCo prior to the Effective Date under all contract settlements, bonus plans, retention arrangements, change of control agreements and severance obligations (whether resulting from termination or alteration of duties) shall not exceed $1.75 million.

(n) BCo has not retained any financial advisor, broker, agent or finder, or paid or agreed to pay any financial advisor, broker, agent or finder on account of this Agreement or the Arrangement, any transaction contemplated hereby or any transaction presently ongoing or contemplated, except that Tristone Capital Inc. has been retained as BCo's financial advisors in connection with certain matters, including the transactions contemplated hereby. BCo has delivered to KCo true and current copies of all agreements between BCo and its financial advisor which could give rise to the payment of any fees to such financial advisor. BCo may only retain additional financial advisors with the consent of KCo;

(o) The board of directors of BCo has unanimously endorsed the Arrangement and approved this Agreement, has unanimously determined that the Arrangement and this Agreement are in the best interests of BCo and the BCo Securityholders, and has, based on the opinion of its financial advisor, unanimously determined that the Arrangement is fair, from a financial point of view, to BCo Securityholders and has resolved to unanimously recommend approval of the Arrangement by BCo Securityholders.

(p) BCo is not a party to and BCo will not implement, a shareholder rights plan or any other form of plan, agreement, contract or instrument that will trigger any rights to acquire BCo Shares or other securities of BCo or rights, entitlements or privileges in favour of any person upon the entering into of this Agreement or the Arrangement.

(q) Other than 564,583 BCo Shares subject to an escrow agreement dated July 24, 2003 among BCo, Valiant Trust Company and various securityholders of BCo, none of the BCo Shares are the subject of any escrow, voting trust or other similar agreement.

(r) BCo does not have any outstanding obligations to incur and/or renounce any Canadian exploration expenditures or Canadian development expenditures to any purchaser of the shares of BCo that have not yet been fully expended and renounced and reflected in the BCo Financial Statements, other than as disclosed in writing to KCo prior to the date hereof.

(s) During the fiscal year ended December 31, 2003, BCo did not hold assets in the United States having an aggregate total value of US$25 million or more and did not have aggregate sales in or into the United States of US$25 million or more.

(t) There is not (or are not):

(i) any order or directive from any regulatory authority which relates to environmental matters and which requires any material work, repairs, construction, or capital expenditures;

(ii) any demand or notice from any regulatory authority with respect to the material breach of any environmental, health or safety law applicable to BCo or its business undertakings, including, without limitation, any regulations respecting the use, storage, treatment, transportation, or disposition of environmental contaminants; or

(iii) any spills, releases, deposits or discharges of hazardous or toxic substances, contaminants or wastes, which have not been rectified, on any of the properties or assets owned or leased by BCo or in which it has an interest or over which it has control; except for any such spills, releases, deposits or discharges which, in aggregate, would not have a material adverse effect on the financial condition, business, operations, assets, affairs or prospects of BCo.

(u) The only subsidiaries of BCo are the BSubsidiaries. BCo legally and beneficially owns all of the outstanding shares and other securities or interests of each of the BSubsidiaries and no person, firm, corporation or other entity holds any securities convertible or exchangeable into securities of such subsidiary or has any agreement, warrant, option, right or privilege (whether pre-emptive or contractual) being or capable of becoming an agreement for the purchase or issuance of any shares or other securities of such subsidiary.

(v) The corporate records and minute books, books of account and other records of BCo and each of its subsidiaries have (whether of a financial or accounting nature or otherwise) been maintained in accordance with, in all material respects, all applicable statutory requirements and prudent business practice and are complete and accurate in all material respects.

(w) BCo is a "reporting issuer" or equivalent in the provinces of British Columbia, Alberta and Ontario and the outstanding BCo Shares are listed and posted for trading on the TSX.

(x) Valiant Trust Company, at its principal office in Calgary, Alberta and through its co-agent, Equity Transfer Services Inc., at its principal office in Toronto, Ontario is the duly appointed registrar and transfer agent of BCo with respect to the BCo Shares.

(y) All Returns have been duly filed on a timely basis and all Taxes shown to be payable on the Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis. Except for matters disclosed in the BCo Financial Statements or otherwise disclosed to KCo that may give rise to the filing of amended Returns, the filed Returns are true, complete and correct in all material respects, and no other Taxes are payable by BCo with respect to items or periods covered by such Returns.

(z) Except with respect to matters disclosed to KCo prior to the date hereof, BCo has paid or provided adequate accruals in its financial statements for the year ended dated December 31, 2003 for Taxes, including income taxes and related future taxes, in conformity with generally accepted accounting principles applicable in Canada.

(aa) No material deficiencies exist or have been asserted with respect to Taxes. Neither BCo nor any of its subsidiaries is a party to any action or proceeding for assessment or collection of Taxes, nor has such event been asserted or threatened against BCo or any of its subsidiaries or any of their respective assets. No waiver or extension of any statute of limitations is in effect with respect to Taxes or Returns. Except as disclosed to KCo prior to the date hereof, the Returns have never been audited by a government or taxing authority, nor is any such audit in process, pending or threatened which resulted in or could result in a reassessment of Taxes owing by BCo or any of its subsidiaries.

(bb) No director, officer, insider or other non-arm's length party to BCo or any of its subsidiaries (or any associate or affiliate thereof) has any right, title or interest in (or the right to acquire any right, title or interest in) any royalty interest, carried interest, participation interest or any other interest whatsoever which are based on production from or in respect of any properties of BCo or any of its subsidiaries that will be effective after the Effective Date.

(cc) Except as disclosed in the Public Record, no director, officer, insider or other non-arm's length party is indebted to BCo or any of its subsidiaries.

(dd) Except for indemnity agreements with its directors and officers, and guarantees provided by BCo for BSubsidiaries neither BCo nor any of its subsidiaries is a party to or bound by any agreement, guarantee, indemnification, or endorsement or like commitment of the obligations, liabilities (contingent or otherwise) or indebtedness of any person, firm or corporation.

(ee) The policies of insurance in force at the date hereof naming BCo as an insured and as disclosed to KCo prior to the date hereof to the knowledge of BCo, remain in force and effect and shall not be cancelled or otherwise terminated as a result of the transactions contemplated herein.

(ff) BCo has provided to KCo copies of all management recommendation letters relating to BCo or any of its subsidiaries received from BCo's current auditor or any previous auditor during the two years prior to the date hereof.

(gg) To the knowledge of BCo, BCo has not withheld from KCo any material information or documents concerning BCo or any of its subsidiaries or their respective assets or liabilities during the course of KCo's review of BCo and its assets. No representation or warranty contained herein and no statement contained in any schedule or other disclosure document provided or to be provided to KCo by BCo pursuant hereto contains or will contain an untrue statement of a material fact which is necessary to make the statements herein or therein not misleading.

5.2 Representations and Warranties of KCo

KCo hereby makes the representations and warranties set forth in this Section 5.2 to and in favour of BCo and acknowledges that BCo is relying upon such representations and warranties in connection with the matters contemplated by this Agreement.

(a) Each of KCo and its subsidiaries is a corporation or partnership duly incorporated or amalgamated or, in the event of a partnership, formed, and validly subsisting under the laws of its jurisdiction of incorporation, amalgamation or formation, as applicable and has the requisite corporate or partnership power and authority to carry on its business as it is now being conducted. KCo and each of its subsidiaries is duly registered to do business and is in good standing in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities make such registration necessary, except where the failure to be so registered or in good standing would not have a material adverse effect on KCo and its subsidiaries taken as a whole.

(b) KCo has the requisite corporate power and authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation by KCo of the transactions contemplated hereby have been duly authorized by KCo's board of directors and, subject to obtaining shareholder approval, no other corporate proceedings on the part of KCo are or will be necessary to authorize this Agreement and the transactions contemplated hereby. This Agreement has been duly executed and delivered by KCo and constitutes a legal, valid and binding obligation of KCo enforceable against KCo in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws relating to or affecting creditors' rights generally and to general principles of equity.

(c) Neither the execution and delivery of this Agreement by KCo, the consummation by KCo or any of its subsidiaries of the transactions contemplated hereby nor compliance by KCo with any of the provisions hereof will: (i) violate, conflict with, or result in breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in a creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of KCo or any of its subsidiaries under, any of the terms, conditions or provisions of (x) the articles, bylaws or other constating documents of KCo or any of its subsidiaries, or (y) any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument or obligation to which KCo or any of its subsidiaries is a party or to which it, or its properties or assets, may be subject or by which KCo or any of its subsidiaries is bound (subject to obtaining the consent of KCo's bankers and the consent of KCo's landlord under its office lease); or (ii) subject to compliance with Applicable Laws, violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to KCo or any of its subsidiaries (except, in the case of each of clauses and (ii) above, for such violations, conflicts, breaches, defaults, terminations which, or any consents, approvals or notices which if not given or received, would not have any material adverse effect on the business, operations or financial condition of KCo and its subsidiaries taken as a whole, or on the ability of KCo or any of its subsidiaries to consummate the transactions contemplated hereby); or (iii) cause a suspension or revocation of any authorization for the consent, approval or license currently in effect which would have a material adverse effect on the business, operations or financial condition of KCo and its subsidiaries taken as a whole.

(d) Other than in connection with or in compliance with the provisions of Applicable Laws:

(i) there is no legal impediment to KCo's consummation of the transactions contemplated by this Agreement; and

(ii) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is necessary by KCo in connection with the consummation of the Arrangement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals, which, if not received, would not have any material adverse effect on the ability of KCo to consummate the transactions contemplated hereby.

(e) KCo has authorized an unlimited number of KCo Shares of which, as at October 26, 2004, KCo has issued and outstanding 27,578,431 KCo Shares and, in addition, as at October 26, 2004 KCo has issued and outstanding (i) KCo Options entitling the holders thereof to acquire 2,278,450 KCo Shares, and (ii) KCO Warrants entitling the holders thereof to acquire 1,175,881 KCo Shares. Except as aforesaid, there are no outstanding shares of KCo or options, warrants, rights or conversion or exchange privileges or other securities entitling anyone to acquire any shares of KCo or any other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by KCo of any shares of KCo (including KCo Shares) or any securities convertible into, exchangeable or exercisable for, or otherwise evidencing a right to acquire, any shares of KCo. All outstanding KCo Shares have been duly authorized and validly issued, and are fully paid and non-assessable and are not subject to, nor have they been issued in violation of, any pre-emptive rights, and all KCo Shares issuable upon exercise or conversion of outstanding KCo Options and KCO Warrants in accordance with their respective terms, will be duly authorized and validly issued, fully paid and non-assessable and will not be subject to any pre-emptive rights.

(f) Since the date of the KCo Financial Statements, except as disclosed in the Public Record:

(i) there has been no material adverse change, (or any condition, event or development involving a prospective change that could be materially adverse to KCo and its subsidiaries on a consolidated basis) in the business, affairs, operations, assets, capitalization, financial condition, prospect, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, of KCo and its subsidiaries on a consolidated basis;

(ii) KCo and its subsidiaries has conducted its business only in the ordinary and normal course; and

(iii) no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to KCo or any of its subsidiaries has been incurred other than in the ordinary and normal course of business.

(g) The data and information in respect of KCo and its assets, reserves, liabilities, business and operations provided by KCo or its advisors to BCo or its advisors was and is accurate and correct in all material respects as at the respective dates thereof and, in respect of any information provided or requested, did not knowingly omit any material data or information necessary to make any data or information provided not misleading as at the respective dates thereof. KCo has no knowledge of any material adverse change to the oil and gas reserves of KCo from that disclosed in such data and information.

(h) The information and statements set forth in the Public Record as at the date hereof, as relates to KCo, are true, correct, and complete and did not contain any misrepresentation, as of the respective dates of such information or statements, and no material change has occurred in relation to KCo which is not disclosed in the Public Record, and KCo has not filed any confidential material change reports which continue to be confidential.

(i) Except as disclosed in the Public Record or as otherwise disclosed in writing to BCo by KCo prior to the date hereof, there are no outstanding or threatened claims, suits, actions or proceedings against KCo or any of its subsidiaries which, if determined adversely to KCo or any of its subsidiaries, would have a material adverse effect on the assets, liabilities, business or operations of KCo, or on the ability of KCo and its subsidiaries, taken as a whole, or any of its subsidiaries to consummate the transactions contemplated hereby.

(j) The KCo Financial Statements fairly present, in accordance with generally accepted accounting principles in Canada, consistently applied, the financial position and condition of KCo and its subsidiaries on a consolidated basis at the dates thereof and the results of the operations of KCo and its subsidiaries on a consolidated basis for the periods then ended and reflect all material assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of KCo and its subsidiaries on a consolidated basis as at the dates thereof.

(k) Neither KCo nor any of its subsidiaries has received notice of any material violation of or investigation relating to any federal, provincial or local law, regulation or ordinance with respect to its assets, business or operations and KCo holds all permits, licenses and other authorizations which are required under federal, provincial or local laws relating to its assets, business or operations. The assets of KCo and each of its subsidiaries are operated and maintained by it are in compliance with all terms and conditions of such laws, permits, licenses and authorizations in all material respects.

(l) No securities commission or similar regulatory authority, or stock exchange in Canada or the United States has issued any order which is currently outstanding preventing or suspending trading in any securities of KCo, no such proceeding is, to the knowledge of KCo, pending, contemplated or threatened and KCo is not, to its knowledge, in default of any requirement of any securities laws, rules or policies applicable to KCo or its securities.

(m) Payments to directors, officers and employees of KCo prior to the Effective Date under all contract settlements, bonus plans, retention arrangements, change of control agreements and severance obligations (whether resulting from termination or alteration of duties) shall not exceed $3.4 million;

(n) KCo has not retained any financial advisor, broker, agent or finder, or paid or agreed to pay any financial advisor, broker, agent or finder on account of this Agreement or the Arrangement, any transaction contemplated hereby or any transaction presently ongoing or contemplated, except that National Bank Financial Inc. has been retained as KCo's financial advisors in connection with certain matters, including the transactions contemplated hereby. KCo has delivered to BCo true and current copies of all agreements between KCo and its financial adviser which could give rise to the payment of any fees to such financial adviser. KCo may only retain additional financial advisors with the consent of BCo;

(o) The board of directors of KCo has unanimously endorsed the Arrangement and approved this Agreement, has unanimously determined that the Arrangement and this Agreement are in the best interests of KCo and the KCo Securityholders, and has, based on the opinion of its financial

advisor, unanimously determined that the Arrangement is fair, from a financial point of view, to KCo Securityholders and has resolved to unanimously recommend approval of the Arrangement by KCo Securityholders.

(p) KCo is not a party to and, prior to the Effective Date, KCo will not implement, a shareholder rights plan or any other form of plan, agreement, contract or instrument that will trigger any rights to acquire KCo Shares or other securities of KCo or rights, entitlements or privileges in favour of any person upon the entering into of this Agreement or the Arrangement.

(q) None of the KCo Shares are the subject of any escrow, voting trust or other similar agreement.

(r) KCo does not have any outstanding obligations to incur and/or renounce any Canadian exploration expenditures or Canadian development expenditures to any purchaser of the shares of KCo that have not yet been fully expended and renounced and reflected in the KCo Financial Statements, other than as disclosed in writing to BCo prior to the date hereof.

(s) During the fiscal year ended December 31, 2003, KCo did not hold assets in the United States having an aggregate total value of US$25 million or more and did not have aggregate sales in or into the United States of US$25 million or more.

(t) There is not (or are not):

(i) any order or directive from any regulatory authority which relates to environmental matters and which requires any material work, repairs, construction, or capital expenditures;

(ii) any demand or notice from any regulatory authority with respect to the material breach of any environmental, health or safety law applicable to KCo or any of its subsidiaries or any of their respective business undertakings, including, without limitation, any regulations respecting the use, storage, treatment, transportation, or disposition of environmental contaminants; or

(iii) any spills, releases, deposits or discharges of hazardous or toxic substances, contaminants or wastes, which have not been rectified, on any of the properties or assets owned or leased by KCo or its subsidiaries or in which it has an interest or over which it has control; except for any such spills, releases, deposits or discharges which, in aggregate, would not have a material adverse effect on the financial condition, business, operations, assets, affairs or prospects of KCo and its subsidiaries taken as a whole.

(u) All of the partnership interests in KPartnership are held by KCo, directly or indirectly. The only subsidiaries of KCo are the KSubsidiaries and KPartnership. KCo legally and beneficially owns all of the outstanding shares and other securities or interests of each of the KSubsidiaries and no person, firm, corporation or other entity holds any securities convertible or exchangeable into securities of such subsidiary or has any agreement, warrant, option, right or privilege (whether pre-emptive or contractual) being or capable of becoming an agreement for the purchase or issuance of any shares or other securities of such subsidiary.

(v) The corporate and partnership records and minutes books, books of account and other records of KCo and each of its subsidiaries have (whether of a financial or accounting nature or otherwise) been maintained in accordance with, in all material respects, all applicable statutory requirements and prudent business practice and are complete and accurate in all material respects.

(w) KCo is a "reporting issuer" or equivalent in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Quebec and the outstanding KCo Shares are listed and posted for trading on the TSX.

(x) Computershare Trust Company of Canada at its principal offices in the cities of Calgary and Toronto, is the duly appointed registrar and transfer agent of KCo with respect to the KCo Shares;

(y) All Returns have been duly filed on a timely basis and such Returns are true, complete and correct in all material respects and all Taxes shown to be payable on the Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis, and no other Taxes are payable by KCo or any of its subsidiaries with respect to items or periods covered by such Returns.

(z) KCo has paid or provided adequate accruals in its financial statements for the year ended dated December 31, 2003 for Taxes, including income taxes and related future taxes, in conformity with generally accepted accounting principles applicable in Canada.

(aa) No material deficiencies exist or have been asserted with respect to Taxes. Neither KCo nor any of its subsidiaries is a party to any action or proceeding for assessment or collection of Taxes, nor has such event been asserted or threatened against KCo or any of its subsidiaries or any of their respective assets. No waiver or extension of any statute of limitations is in effect with respect to Taxes or Returns. Except as disclosed to BCo prior to the date hereof, the Returns have never been audited by a government or taxing authority, nor is any such audit in process, pending or threatened which resulted in or could result in a reassessment of Taxes owing by KCo or any of its subsidiaries.

(bb) No director, officer, insider or other non-arm's length party to KCo or any of its subsidiaries (or any associate or affiliate thereof) has any right, title or interest in (or the right to acquire any right, title or interest in) any royalty interest, carried interest, participation interest or any other interest whatsoever which are based on production from or in respect of any properties of KCo or any of its subsidiaries that will be effective after the Effective Date.

(cc) Except as disclosed in the Public Record, no director, officer, insider or other non-arm's length party of KCo or any of its subsidiaries is indebted to KCo or any of its subsidiaries.

(dd) Except for indemnity agreements with its directors and officers, neither KCo nor any of its subsidiaries is a party to or bound by any agreement, guarantee, indemnification, or endorsement or like commitment of the obligations, liabilities (contingent or otherwise) or indebtedness of any person, firm or corporation.

(ee) The policies of insurance in force at the date hereof naming KCo as an insured and as disclosed to BCo prior to the date hereof to the knowledge of KCo, remain in force and effect and shall not be cancelled or otherwise terminated as a result of the transactions contemplated herein.

(ff) KCo has provided to BCo copies of all management recommendation letters relating to KCo or any of its subsidiaries received from KCo's current auditor or any previous auditor during the two years prior to the date hereof.

(gg) To the knowledge of KCo, KCo has not withheld from BCo any material information or documents concerning KCo or any of its subsidiaries or their respective assets or liabilities during the course of BCo's review of KCo and its assets. No representation or warranty contained herein

and no statement contained in any schedule or other disclosure document provided or to be provided to BCo by KCo pursuant hereto contains or will contain any untrue statement or a material fact which is necessary in order to make the statements herein or therein not misleading.

5.3 **Privacy Issues.**

(a) For the purposes of this Section 5.3, the following definitions shall apply:

(i) "**applicable law**" means, in relation to any person, transaction or event, all applicable provisions of laws, statutes, rules, regulations, official directives and orders of and the terms of all judgements, orders and decrees issued by any authorized authority by which such person is bound or having application to the transaction or event in question, including applicable privacy laws.

(ii) "**applicable privacy laws**" means any and all applicable laws relating to privacy and the collection, use and disclosure of Personal Information in all applicable jurisdictions, including but not limited to the *Personal Information Protection and Electronic Documents Act* (Canada) and/or any comparable provincial law including the *Personal Information Protection Act* (Alberta).

(iii) "**authorized authority**" means, in relation to any person, transaction or event, any (a) federal, provincial, municipal or local governmental body (whether administrative, legislative, executive or otherwise), both domestic and foreign, (b) agency, authority, commission, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government, (c) court, arbitrator, commission or body exercising judicial, quasi-judicial, administrative or similar functions, and (d) other body or entity created under the authority of or otherwise subject to the jurisdiction of any of the foregoing, including any stock or other securities exchange, in each case having jurisdiction over such person, transaction or event.

(iv) "**Personal Information**" means information about an individual transferred to KCo by BCo in accordance with this Agreement and/or as a condition of the Transaction.

(b) The Parties hereto acknowledge that they are responsible for compliance at all times with applicable privacy laws which govern the collection, use and disclosure of Personal Information acquired by or disclosed to either Party pursuant to or in connection with this Agreement (the "**Disclosed Personal Information**").

(c) Neither Party shall use the Disclosed Personal Information for any purposes other than those related to the performance of this Agreement and the completion of the Arrangement.

(d) Each Party acknowledges and confirms that the disclosure of Personal Information is necessary for the purposes of determining if the Parties shall proceed with the Arrangement, and that the disclosure of Personal Information relates solely to the carrying on of the business and the completion of the Arrangement.

(e) Each Party acknowledges and confirms that it has and shall continue to employ appropriate technology and procedures in accordance with applicable law to prevent accidental loss or corruption of the Disclosed Personal Information, unauthorized input or access to the Disclosed Personal Information, or unauthorized or unlawful collection, storage, disclosure, recording,

copying, alteration, removal, deletion, use or other processing of such Disclosed Personal Information.

(f) Each Party shall at all times keep strictly confidential all Disclosed Personal Information provided to it, and shall instruct those employees or advisors responsible for processing such Disclosed Personal Information to protect the confidentiality of such information in a manner consistent with the Parties' obligations hereunder. Each Party shall ensure that access to the Disclosed Personal Information shall be restricted to those employees or advisors of the respective party who have a bona fide need to access to such information in order to complete the Arrangement.

(g) Each Party shall promptly notify the other Party to this Agreement of all inquiries, complaints, requests for access, and claims of which the Party is made aware in connection with the Disclosed Personal Information. The Parties shall fully co-operate with one another, with the persons to whom the Personal Information relates, and any authorized authority charged with enforcement of applicable privacy laws, in responding to such inquiries, complaints, requests for access, and claims.

(h) Upon the expiry or termination of this Agreement, or otherwise upon the reasonable request of either Party, the counterparty shall forthwith cease all use of the Personal Information acquired by the counterparty in connection with this Agreement and will return to the party or, at the Party's request, destroy in a secure manner, the Disclosed Personal Information (and any copies).

ARTICLE 6
CONDITIONS PRECEDENT

6.1 Mutual Conditions Precedent

The respective obligations of the Parties to consummate the transactions contemplated hereby, and in particular the Arrangement, are subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions, any of which may be waived by the mutual consent of such Parties without prejudice to their right to rely on any other of such conditions:

(a) on or prior to December 15, 2004, the Interim Order shall have been granted in form and substance satisfactory to each of BCo and KCo, acting reasonably, and such order shall not have been set aside or modified in a manner unacceptable to BCo and KCo, acting reasonably, on appeal or otherwise;

(b) the Arrangement Resolution shall have been passed by the holders of KCo Securities, on or prior to January 31, 2005 in accordance with the Interim Order and in form and substance satisfactory to each of BCo and KCo, acting reasonably;

(c) the Arrangement Resolution shall have been passed by the holders of BCo Securities, on or prior to January 31, 2005 in accordance with the Interim Order and in form and substance satisfactory to each of BCo and KCo, acting reasonably;

(d) in the event that dissent rights are given to KCo Securityholders under the terms of the Interim Order, holders of not greater than 5% of the outstanding KCo Securities shall have exercised rights of dissent in respect of the Arrangement that have not been withdrawn as of the Effective Date;

(e) in the event that dissent rights are given to BCo Securityholders under the terms of the Interim Order, holders of not greater than 5% of the outstanding BCo Securities shall have exercised rights of dissent in respect of the Arrangement that have not been withdrawn as of the Effective Date;

(f) on or prior to January 31, 2005, the Final Order shall have been granted in form and substance satisfactory to BCo and KCo, acting reasonably;

(g) the Articles of Arrangement to be filed with the Registrar in accordance with the Arrangement shall be in form and substance satisfactory to each of BCo and KCo, acting reasonably;

(h) the Arrangement shall have become effective on or prior to January 31, 2005;

(i) BCo and BNewco shall have entered into the BNewco Conveyance Agreement pursuant to which the net debt assumed by BNewco thereunder on the Effective Date shall not exceed $2 million plus any outstanding debt which was incurred for assets, land or seismic as provided in subsection 3.1(c) hereof;

(j) KCo and KNewco shall have entered into the KNewco Conveyance Agreement pursuant to which the net debt assumed by KNewco thereunder on the Effective Date shall not exceed $3 million plus any outstanding debt which was incurred for assets, land or seismic as provided in subsection 3.2(c) hereof;

(k) BCo and KCo shall enter into written agreements effective as of the Effective Date satisfactory to each of BCo and KCo, acting reasonably, pursuant to which BCo and KCo, as the case may be, shall agree that, for a period of six years after the Effective Date, AmalgamationCo shall cause to be maintained in effect the current policies of directors' and officers' liability insurance maintained by each of BCo and KCo (provided that AmalgamationCo may substitute therefor policies of at least the same change coverage and amounts containing terms and conditions which are no less advantageous) providing coverage on a "trailing" or "run-off" basis for all present and former directors and officers of BCo and KCo with respect to claims arising from facts or events which occurred before the Effective Date;

(l) AmalgamationCo shall enter into written agreements for the benefit of the Retained Employees to be employed by AmalgamationCo (or an affiliate thereof) effective as of the Effective Date and satisfactory to each of BCo and KCo, acting reasonably, pursuant to which it shall agree that where a Retained Employee is terminated by it (other than for cause) during the six month period following the Effective Date, it shall provide such person with a severance and termination package on terms and conditions which are no less favourable than those to be set forth on a schedule to each such agreement;

(m) the relevant waiting period in section 123 of the Competition Act shall have expired and: (i) an advance ruling certificate ("**ARC**") pursuant to section 102 of the Competition Act shall have been issued by the Commissioner of the Competition Bureau ("**Commissioner**") appointed under the Competition Act; or (ii) a "no action letter" satisfactory to each of BCo and KCo, acting reasonably, indicating that the Commissioner has determined not to make an application for an order under section 92 of the Competition Act shall have been received from the Commissioner, and any terms and conditions attached to any such letter shall be acceptable to each of BCo and KCo, acting reasonably; and in addition, in the event that the ARC or "no action" letter described in (i) or (ii) in the foregoing is issued, there shall be no threatened or actual application by the Commissioner for an order under section 92 or 100 of the Competition Act;

(n) in addition to the approval required by Section 6.1(m), all other required regulatory, governmental and third party approvals and consents in respect of the completion of the Arrangement shall have been obtained on terms and conditions, satisfactory to BCo and KCo, each acting reasonably, including, without limitation, conditional approval for listing of the Trust Units, the BNewco Common Shares and the KNewco Common Shares issuable pursuant to the Arrangement, the Trust Private Placement, the Trust Incentive Plan, the BNewco Warrants, the BNewco Incentive Plans, the KNewco Warrants and the KNewco Incentive Plan on the TSX and all applicable statutory and regulatory waiting periods shall have expired or have been terminated and no unresolved material objection or opposition shall have been filed, initiated or made during any applicable statutory regulatory period;

(o) the Arrangement, and the consummation thereof, shall have been approved by BCo's lenders on a basis acceptable to BCo and KCo, each acting reasonably;

(p) the Arrangement, and the consummation thereof, shall have been approved by KCo's lenders on a basis acceptable to BCo and KCo, each acting reasonably;

(q) each director and officer of AmalgamationCo, BNewco and KNewco shall enter into written agreements with AmalgamationCo, on behalf of the Trust, BNewco and KNewco, as the case may be, effective as of the Effective Date pursuant to which such person shall agree not to sell, transfer or otherwise dispose of Trust Units BNewco Common Shares or KNewco Common Shares issued to such person pursuant to the Arrangement other than Trust Units, BNewco Common Shares and KNewco Common Shares up to the greater of $1.5 million of gross proceeds and 50% of the aggregate value of the individual holdings for a period of twelve months following the Effective Date;

(r) there shall be no action taken under any existing applicable law or regulation, nor any statute, rule, regulation or order which is enacted, enforced, promulgated or issued by any court, department, commission, board, regulatory body, government or governmental authority or similar agency, domestic or foreign, that:

   (i) makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Arrangement or any other transactions contemplated herein; or

   (ii) results in a judgment or assessment of material damages directly or indirectly relating to the transactions contemplated herein;

(s) BCo and BNewco shall have entered into the BNewco Technical Services Agreement; and

(t) KCo and KNewco shall have entered into the KNewco Contract Operating Services Agreement.

The foregoing conditions are for the mutual benefit of KCo and BCo and may be asserted by KCo and BCo regardless of the circumstances and may be waived by KCo and BCo (with respect to such Party) in their sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which KCo or BCo may have.

6.2 Additional Conditions to Obligations of BCo

The obligation of BCo to consummate the transactions contemplated hereby, and in particular the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a) KCo shall have mailed the KCo Information Circular and other documentation required in connection with the KCo Meeting on or before December 15, 2004;

(b) each of the acts and undertakings of KCo to be performed on or before the Effective Date pursuant to the terms of this Agreement shall have been duly performed by KCo;

(c) KCo shall have furnished BCo with:

(i) certified copies of the resolutions duly passed by the boards of directors of KCo approving this Agreement and the consummation of the transactions contemplated hereby; and

(ii) certified copies of the resolutions of KCo Securityholders, duly passed at the KCo Meeting, approving the Arrangement Resolution;

(d) except as affected by the transactions contemplated by this Agreement, the representations and warranties of KCo contained in Section 5.2 shall be true in all material respects as at the Effective Date with the same effect as though such representations and warranties had been made at and as of such time and KCo shall have complied in all material respects with its covenants in this Agreement and BCo shall have received a certificate to that effect dated the Effective Date from the President of KCo and another senior officer thereof acceptable to BCo, acting reasonably, acting solely on behalf of KCo and not in their personal capacity, to the best of his information and belief having made reasonable inquiry and BCo will have no knowledge to the contrary;

(e) any director, officer, insider or other non-arm's length party that is indebted to KCo shall have repaid such indebtedness on or prior to completion of the Arrangement; and

(f) there shall not have occurred any change after the date hereof or prior to the date hereof which has not been publicly disclosed prior to the date hereof or previously disclosed prior to the date hereof to BCo in writing (or any condition, event or development involving a prospective change) in the business, affairs, operations, assets, capitalization, financial condition, prospects, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, of KCo and which, in the judgment of BCo, acting reasonably, is materially adverse to KCo other than: (i) a change directly resulting from an action taken by KCo to which BCo has consented to in writing; (ii) a change resulting from conditions affecting the oil and gas industry in western Canada including, without limitation, changes in commodity prices or taxes of any kind at any time; or (iii) the occurrence, development or coming into effect or existence of any event, action, state, condition, or major financial occurrence of national or international consequence or any law, regulation, action, government regulation, enquiry or other occurrence of any nature whatsoever which materially adversely affects or involves the financial markets in Canada or the United States generally or the financial condition, business, operations, assets, affairs or prospects of KCo.

The conditions in this Section 6.2 are for the exclusive benefit of BCo and may be asserted by BCo regardless of the circumstances or may be waived by BCo in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which BCo may have.

6.3 Additional Conditions to Obligations of KCo

The obligation of KCo to consummate the transactions contemplated hereby, and in particular the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a) BCo shall have mailed the BCo Information Circular and other documentation required in connection with the BCo Meeting on or before December 15, 2004;

(b) each of the acts and undertakings of BCo to be performed on or before the Effective Date pursuant to the terms of this Agreement shall have been duly performed by BCo;

(c) BCo shall have furnished KCo with:

(i) certified copies of the resolutions duly passed by the board of directors of BCo approving this Agreement and the consummation of the transactions contemplated hereby; and

(ii) certified copies of the resolutions of BCo Securityholders, duly passed at the BCo Meeting, approving the Arrangement Resolution;

(d) except as affected by the transactions contemplated by this Agreement, the representations and warranties of BCo contained in Section 5.1 shall be true in all material respects as at the Effective Date with the same effect as though such representations and warranties had been made at and as of such time and BCo shall have complied in all material respects with its covenants in this Agreement and KCo shall have received a certificate to that effect dated the Effective Date from the President of BCo and another senior officer thereof acceptable to KCo, acting reasonably, acting solely on behalf of BCo and not in their personal capacity, to the best of his information and belief having made reasonable inquiry and KCo will have no knowledge to the contrary;

(e) any director, officer, insider or other non-arm's length party that is indebted to BCo shall have repaid such indebtedness on or prior to completion of the Arrangement; and

(f) there shall not have occurred any change after the date hereof or prior to the date hereof which has not been publicly disclosed prior to the date hereof or previously disclosed prior to the date hereof to KCo in writing (or any condition, event or development involving a prospective change) in the business, affairs, operations, assets, capitalization, financial condition, prospects, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, of BCo and which, in the judgment of KCo, acting reasonably, is materially adverse to BCo other than: (i) a change directly resulting from an action taken by BCo to which KCo has consented to in writing; (ii) a change resulting from conditions affecting the oil and gas industry in western Canada including, without limitation, changes in commodity prices or taxes of any kind at any time; or (iii) the occurrence, development or coming into effect or existence of any event, action, state, condition, or major financial occurrence of national or international consequence or any law, regulation, action, government regulation, enquiry or other occurrence of any nature whatsoever which materially adversely affects or involves the financial markets in Canada or the United States generally or the financial condition, business, operations, assets, affairs or prospects of BCo.

The conditions in this Section 6.3 are for the exclusive benefit of KCo and may be asserted by KCo regardless of the circumstances or may be waived by KCo in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which KCo may have.

6.4 Notice and Effect of Failure to Comply with Conditions

(a) Each of BCo and KCo shall give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof to the Effective Date of any event or state of facts which occurrence or failure would, or would be likely to, (i) cause any of the representations or warranties of any Party contained herein to be untrue or inaccurate in any material respect, or (ii)

result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by any party hereunder; provided, however, that no such notification will affect the representations or warranties of the Parties or the conditions to the obligations of the Parties hereunder.

(b) If any of the conditions precedents set forth in Sections 6.1, 6.2 or 6.3 hereof shall not be complied with or waived by the Party or Parties for whose benefit such conditions are provided on or before the date required for the performance thereof, then a Party for whose benefit the condition precedent is provided may, in addition to any other remedies they may have at law or equity, rescind and terminate this Agreement provided that prior to the filing of the Articles of Arrangement for the purpose of giving effect to the Arrangement, the Party intending to rely thereon has delivered a written notice to the other Party, specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non-fulfillment of the applicable conditions precedent. More than one such notice may be delivered by a Party.

6.5 Satisfaction of Conditions

The conditions set out in this Article 6 are conclusively deemed to have been satisfied, waived or released when, with the agreement of the Parties, Articles of Arrangement are filed under the ABCA to give effect to the Arrangement.

ARTICLE 7
AGREEMENT AS TO DAMAGES AND OTHER ARRANGEMENTS

7.1 BCo Damages

If at any time after the execution of this Agreement:

(a) the board of directors of KCo has withdrawn or changed any of its recommendations or determinations referred to in Section 3.2(q) and 5.2(o) in a manner adverse to BCo or shall have resolved to do so prior to the Effective Date;

(b) a bona fide Acquisition Proposal is publicly announced, proposed, offered or made to the KCo Shareholders or to KCo and the KCo Shareholders do not approve the Arrangement or the Arrangement is not submitted for their approval;

(c) KCo accepts, recommends, approves or enters into an agreement to implement a Superior Proposal; or

(d) KCo breaches any of its representations, warranties or covenants made in this Agreement which breach individually or in the aggregate would have a material adverse effect on KCo or materially impede the completion of the Arrangement;

(each of the above being a "**BCo Damages Event**"), then in the event of the termination of this Agreement pursuant to Section 9.1, KCo shall pay to BCo $7 million as liquidated damages in immediately available funds to an account designated by BCo within one business day after the first to occur of the events described above (other than Subsection 7.1(d) which shall be $5 million), and after such event but prior to payment of such amount, KCo shall be deemed to hold such fund in trust for BCo. Notwithstanding the foregoing, in the event there are two BCo Damages Events, one of which is described in Subsection 7.1(d), KCo shall pay to BCo, in substitution to the payment described above, $7

million as liquidated damages in the manner described above. KCo shall only be obligated to pay a maximum of $7 million pursuant to this Section 7.1.

7.2 KCo Damages

If at any time after the execution of this Agreement:

(a) the board of directors of BCo has withdrawn or changed any of its recommendations or determinations referred to in Section 3.1(q) and 5.1(o) in a manner adverse to KCo or shall have resolved to do so prior to the Effective Date;

(b) a bona fide Acquisition Proposal is publicly announced, proposed, offered or made to the BCo Shareholders or to BCo and the BCo Shareholders do not approve the Arrangement or the Arrangement is not submitted for their approval;

(c) BCo accepts, recommends, approves or enters into an agreement to implement a Superior Proposal; or

(d) BCo breaches any of its representations, warranties or covenants made in this Agreement which breach individually or in the aggregate would have a material adverse effect on BCo or materially impede the completion of the Arrangement;

(each of the above being a "**KCo Damages Event**"), then in the event of the termination of this Agreement pursuant to Section 9.1, BCo shall pay to KCo $5 million as liquidated damages in immediately available funds to an account designated by KCo within one business day after the first to occur of the events described above, and after such event but prior to payment of such amount, BCo shall be deemed to hold such fund in trust for KCo. BCo shall only be obligated to pay a maximum of $5 million pursuant to this Section 7.2.

7.3 Liquidated Damages

Each Party acknowledges that all of the payment amounts set out in this Article 7 are payments of liquidated damages which are a genuine pre-estimate of the damages which the Party entitled to such damages will suffer or incur as a result of the event giving rise to such damages and resultant termination of this Agreement and are not penalties. Each Party irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. For greater certainty, the Parties agree that, subject to Article 9, the payment of the amount pursuant to this Article 7 is the sole monetary remedy of the Party receiving such payment. Nothing herein shall preclude a Party from seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in this Agreement or the Confidentiality Agreement or otherwise to obtain specific performance of any of such act, covenants or agreements, without the necessity of posting bond or security in connection therewith.

ARTICLE 8
AMENDMENT

8.1 Amendment

This Agreement may at any time and from time to time before or after the holding of the KCo Meeting and the BCo Meeting be amended by written agreement of the Parties hereto without,

subject to applicable law, further notice to or authorization on the part of their respective securityholders and any such amendment may, without limitation:

(a) change the time for performance of any of the obligations or acts of the Parties;

(b) waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c) waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; or

(d) waive compliance with or modify any other conditions precedent contained herein;

provided that no such amendment reduces or materially adversely affects the consideration to be received by a BCo Securityholder or a KCo Securityholder, as the case may be, without approval by the affected securityholders given in the same manner as required for the approval of the Arrangement or as may be ordered by the Court.

ARTICLE 9
TERMINATION

9.1 Termination

This Agreement may be terminated at any time prior to the Effective Date:

(a) by mutual written consent of BCo and KCo;

(b) as provided in Sections 6.1, 6.2 and 6.3;

(c) by BCo upon the occurrence of a BCo Damages Event as provided in Section 7.1 provided that in the event of a BCo Damages Event provided for in Section 7.1(a), this Agreement may not be terminated by BCo unless KCo Securityholders do not approve the Arrangement as required in the Interim Order or the Arrangement is not submitted for their approval;

(d) by KCo upon the occurrence of a KCo Damages Event as provided in Section 7.2 provided that in the event of a KCo Damages Event provided for in Section 7.2(a), this Agreement may not be terminated by KCo unless the BCo Securityholders do not approve the Arrangement as required in the Interim Order or the Arrangement is not submitted for their approval;

(e) by BCo upon the occurrence of a KCo Damages Event and the payment by BCo to KCo of the amount required by Section 7.2; and

(f) by KCo upon the occurrence of a BCo Damages Event and the payment by KCo to BCo of the amount required by Section 7.1.

In the event of the termination of this Agreement in the circumstances set out in paragraphs (a) through (f) of this Section 9.1, this Agreement shall forthwith become void and neither Party shall have any liability or further obligation to the other Party hereunder except with respect to the obligations set forth in Article 7 which shall survive such termination.

ARTICLE 10
NOTICES

10.1 Notices

All notices which may or are required to be given pursuant to any provision of this Agreement are to be given or made in writing and served personally or sent by telecopy and in the case of:

(a) BCo, addressed to:

1240, 407 - 2nd Street S.W.
Calgary, Alberta T2P 2V6

Attention: Russell J. Tripp, President and CEO
Telecopier: (403) 517-3711

with a copy to:

Bennett Jones LLP
4500 Bankers Hall East
855 - 2nd Street S.W.
Calgary, Alberta T2P 4K7

Attention: Noralee M. Bradley
Telecopier: (403) 265-7219

(b) KCo, addressed to:

1100, 530 - 8th Avenue S.W.
Calgary, Alberta T2P 3S9

Attention: Grant B. Fagerheim, President and CEO
Telecopier: (403) 213-3134

with a copy to:

Burnet, Duckworth & Palmer LLP
1400, 350 - 7th Avenue S.W.
Calgary, Alberta T2P 3N9

Attention: Grant A. Zawalsky
Telecopier: (403) 260-0332

or such other address as the Parties may, from time to time, advise to the other Parties hereto by notice in writing. The date or time of receipt of any such notice will be deemed to be the date of delivery or the time such telecopy is received.

ARTICLE 11
GENERAL

11.1 Binding Effect

This Agreement shall be binding upon and enure to the benefit of the Parties hereto.

11.2 Assignment

No Party to this Agreement may assign any of its rights or obligations under this Agreement without prior written consent of the other Party.

11.3 Disclosure

Each Party shall receive the prior consent, not to be unreasonably withheld, of the other Party prior to issuing or permitting any director, officer, employee or agent to issue, any press release or other written statement with respect to this Agreement or the transactions contemplated hereby. Notwithstanding the foregoing, if either Party is required by law or administrative regulation to make any disclosure relating to the transactions contemplated herein, such disclosure may be made, but that Party will consult with the other Party as to the wording of such disclosure prior to its being made.

11.4 Costs

Except as contemplated herein (including Sections 7.1 and 7.2 hereof), each Party hereto covenants and agrees to bear its own costs and expenses in connection with the transactions contemplated hereby. BCo and KCo shall share equally any filing fees payable for applications made under the Competition Act in respect of the transactions contemplated by the Arrangement.

11.5 Severability

If any one or more of the provisions or parts thereof contained in this Agreement should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom and:

(a) the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed; and

(b) the invalidity, illegality or unenforceability of any provision or part thereof contained in this Agreement in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Agreement in any other jurisdiction.

11.6 Further Assurances

Each Party hereto shall, from time to time and at all times hereafter, at the request of the other Party hereto, but without further consideration, do all such further acts, and execute and deliver all such further documents and instruments as may be reasonably required in order to fully perform and carry out the terms and intent hereof.

11.7 Time of Essence

Time shall be of the essence of this Agreement.

11.8 Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the Parties hereto irrevocably atom to the jurisdiction of the courts of the Province of Alberta.

11.9 Waiver

No waiver by any Party shall be effective unless in writing and any waiver shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence.

11.10 Counterparts

This Agreement may be executed in counterparts, each of which shall be deemed an original, and all of which together constitute one and the same instrument.

IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first above written.

BEAR CREEK ENERGY LTD.

By: *(signed) "Russell J. Tripp"*

By: (signed) *"Martin A. Lambert"*

KETCH RESOURCES LTD.

By: *(signed) "Grant B. Fagerheim"*

By: *(signed) "Stephen C. Nikiforuk"*

SCHEDULE A

PLAN OF ARRANGEMENT

Intentionally deleted

SCHEDULE B

BNEWCO ASSETS

Intentionally deleted

SCHEDULE C

KNEWCO ASSETS

Intentionally deleted

SCHEDULE D

TERMS OF BNEWCO TECHNICAL SERVICES AGREEMENT

Technical Services Agreement

- From and after the Effective Date, AmalgamationCo shall provide technical services to BNewco on $15,000 per month basis to be reviewed quarterly.

SCHEDULE E

TERMS OF KNEWCO CONTRACT OPERATING SERVICES AGREEMENT

Contract Operating Agreement

- For a period beginning on the Effective Date and concluding on April 30, 2005, KNewco management and staff will provide contract project management to the Trust to assist where necessary, with the execution of the first quarter capital program, specifically but not limited to that associated with the Fontas property.

SCHEDULE F

TERMS OF BNEWCO PRIVATE PLACEMENT

- Private Placement: an aggregate of $4 million from management of BNewco (excludes participants in the KNewco Private Placement), resulting in the issuance of 8,510,639 BNewco Common Shares with an issue price of NAV ($0.47) and 7,142,858 warrants with an exercise price of 120% of NAV ($0.56). The BNewco Common Shares will be subject to escrow periods: 1/3 out of escrow on each of the 1st, 2nd and 3rd anniversaries of the Effective Date. The warrants become exercisable as to 50% on the 2nd anniversary of the Effective Date and 50% on the 3rd anniversary of the Effective Date and each then expire one year after they become exercisable.

- Any private placement subscriber who voluntarily ceases to be employed or is terminated with cause by BNewco shall lose all unvested warrants. Warrants held by exiting personnel will be available for reallocation to existing or new management or employees, as determined by the board of directors of BNewco at its discretion.

- For 18 months from Effective Date, BNewco shall have the right to purchase from any private placement subscriber who voluntarily ceases to be employed or is terminated with cause by BNewco, all escrowed BNewco Common Shares at the price paid by the subscriber ($0.47).

- All amounts referenced are on a pre-consolidated basis.

SCHEDULE G

TERMS OF KNEWCO PRIVATE PLACEMENT

- Private Placement: an aggregate of $6 million from management of KNewco (excludes participants in the Trust Private Placement and BNewco Private Placement), resulting in the issuance of 5,769,231 KNewco Common Shares with an issue price of ($1.04) and 4,800,000 warrants with an exercise price of 120% of NAV ($1.25). The KNewco Common Shares will be subject to escrow periods: 1/3 out of escrow on each of the 1st, 2nd and 3rd anniversaries of the Effective Date. The warrants become exercisable as to 50% on the 2nd anniversary of the Effective Date and 50% on the 3rd anniversary of the Effective Date and each then expire one year after they become exercisable.

- Any private placement subscriber who voluntarily ceases to be employed or is terminated with cause by KNewco shall lose all unvested warrants. Warrants held by exiting personnel will be available for reallocation to existing or new management or employees, as determined by the board of directors of KNewco at its discretion.

- For 18 months from the Effective Date, KNewco shall have the right to purchase from any private placement subscriber who voluntarily ceases to be employed or is terminated with cause by KNewco, all escrowed KNewco Common Shares at the price paid by the subscriber ($1.04).

- All amounts referenced are on a pre-consolidated basis.

SCHEDULE H

TERMS OF TRUST PRIVATE PLACEMENT

- Private Placement: an aggregate of $2 million from management of the Trust, resulting in the issuance of 277,778 Trust Units with an issue price of NAV ($7.20) and 277,778 warrants with an exercise price of 120% of NAV ($8.64). The Trust Units will be subject to escrow periods: 1/3 out of escrow on each of the 1st, 2nd and 3rd anniversaries of the Effective Date. The warrants become exercisable as to 50% on the 1st anniversary of the Effective Date and 50% on the 2nd anniversary of the Effective Date and each then expire one year after they become exercisable.

- Additional Management Staff: Additional management staff identified and agreed to by KCo and BCo prior to the Effective Date may participate in an increased private placement up to a maximum additional amount of $1.5 million on the same terms as above.

- Any private placement subscriber who voluntarily ceases to be employed or is terminated with cause by AmalgamationCo shall lose all unvested warrants. Warrants held by exiting personnel will be available for reallocation to existing or new management or employees, as determined by the board of directors of AmalgamationCo at its discretion.

- For 18 months from Effective Date, AmalgamationCo shall have the right to purchase from any private placement subscriber who voluntarily ceases to be employed or is terminated with cause by AmalgamationCo, all escrowed Trust Units at the price paid by the subscriber ($7.20).

BENNETT JONES | LLP

4500 Bankers Hall East
855 2nd Street SW
Calgary Alberta
Canada T2P 4K7
Tel 403.298.3100
Fax 403.265.7219
www.bennettjones.ca

Liv Atkinson
Direct Line: 403.298.3262
e-mail: atkinsonl@bennettjones.ca
Our File No.: 52157-9

June 1, 2004

VIA SEDAR

TO: Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Autorité des Marchés Financiers
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland
Securities Commission of New Brunswick
(collectively, the "Jurisdictions")

Dear Sirs/Mesdames:

Re: Bear Creek Energy Ltd. – Addition as Recipient Agency

Please be advised that the Jurisdictions have been added as recipient agencies for this existing project on behalf of Bear Creek Energy Ltd. Should you require further information please contact me at (403) 298-3262.

Yours truly,

BENNETT JONES LLP
SERVICES LIMITED PARTNERSHIP

"Liv Atkinson"

Liv Atkinson
SEDAR Paralegal

BENNETT JONES LLP

4500 Bankers Hall East
855 2nd Street SW
Calgary Alberta
Canada T2P 4K7
Tel 403.298.3100
Fax 403.265.7219
www.bennettjones.ca

Liv Atkinson
Direct Line: 403.298.3262
e-mail: atkinsonl@bennettjones.ca
Our File No.: 52157-9

June 1, 2004

VIA SEDAR

TO: Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Autorité des Marchés Financiers
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland
Securities Commission of New Brunswick
(collectively, the "Jurisdictions")

Dear Sirs/Mesdames:

Re: Bear Creek Energy Ltd. – Addition as Recipient Agency

Please be advised that the Jurisdictions have been added as recipient agencies for this existing project on behalf of Bear Creek Energy Ltd. Should you require further information please contact me at (403) 298-3262.

Yours truly,

BENNETT JONES LLP
SERVICES LIMITED PARTNERSHIP

"Liv Atkinson"

Liv Atkinson
SEDAR Paralegal

BENNETT JONES LLP

4500 Bankers Hall East
855 2nd Street SW
Calgary Alberta
Canada T2P 4K7
Tel 403.298.3100
Fax 403.265.7219
www.bennettjones.ca

RECEIVED
2005 JAN -5 P 12: 22
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Liv Atkinson
Direct Line: 403.298.3262
e-mail: atkinsonl@bennettjones.ca
Our File No.: 52157-9

June 1, 2004

VIA SEDAR

TO: Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Autorité des Marchés Financiers
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland
Securities Commission of New Brunswick
(collectively, the "Jurisdictions")

Dear Sirs/Mesdames:

Re: Bear Creek Energy Ltd. – Addition as Recipient Agency

Please be advised that the Jurisdictions have been added as recipient agencies for this existing project on behalf of Bear Creek Energy Ltd. Should you require further information please contact me at (403) 298-3262.

Yours truly,

BENNETT JONES LLP
SERVICES LIMITED PARTNERSHIP

"Liv Atkinson"

Liv Atkinson
SEDAR Paralegal

BENNETT JONES LLP

4500 Bankers Hall East
855 2nd Street SW
Calgary Alberta
Canada T2P 4K7
Tel 403.298.3100
Fax 403.265.7219
www.bennettjones.ca

Liv Atkinson
Direct Line: 403.298.3262
e-mail: atkinsonl@bennettjones.ca
Our File No.: 52157-9

June 1, 2004

VIA SEDAR

TO: Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Autorité des Marchés Financiers
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland
Securities Commission of New Brunswick
(collectively, the "Jurisdictions")

Dear Sirs/Mesdames:

Re: Bear Creek Energy Ltd. – Addition as Recipient Agency

Please be advised that the Jurisdictions have been added as recipient agencies for this existing project on behalf of Bear Creek Energy Ltd. Should you require further information please contact me at (403) 298-3262.

Yours truly,

BENNETT JONES LLP
SERVICES LIMITED PARTNERSHIP

"Liv Atkinson"

Liv Atkinson
SEDAR Paralegal

BENNETT JONES LLP

4500 Bankers Hall East
855 2nd Street SW
Calgary Alberta
Canada T2P 4K7
Tel 403.298.3100
Fax 403.265.7219
www.bennettjones.ca

Liv Atkinson
Direct Line: 403.298.3262
e-mail: atkinsonl@bennettjones.ca
Our File No.: 52157-9

June 1, 2004

VIA SEDAR

TO: Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Autorité des Marchés Financiers
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland
Securities Commission of New Brunswick
(collectively, the "Jurisdictions")

Dear Sirs/Mesdames:

Re: Bear Creek Energy Ltd. – Addition as Recipient Agency

Please be advised that the Jurisdictions have been added as recipient agencies for this existing project on behalf of Bear Creek Energy Ltd. Should you require further information please contact me at (403) 298-3262.

Yours truly,

BENNETT JONES LLP
SERVICES LIMITED PARTNERSHIP

"Liv Atkinson"

Liv Atkinson
SEDAR Paralegal

6

B E N N E T T   J O N E S | LLP

4500 Bankers Hall East
855 2nd Street SW
Calgary Alberta
Canada T2P 4K7
Tel 403.298.3100
Fax 403.265.7219
www.bennettjones.ca

Liv Atkinson
Direct Line: 403.298.3262
e-mail: atkinsonl@bennettjones.ca
Our File No.: 52157-9

June 1, 2004

VIA SEDAR

TO: Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Autorité des Marchés Financiers
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland
Securities Commission of New Brunswick
(collectively, the "Jurisdictions")

Dear Sirs/Mesdames:

Re: Bear Creek Energy Ltd. – Addition as Recipient Agency

Please be advised that the Jurisdictions have been added as recipient agencies for this existing project on behalf of Bear Creek Energy Ltd. Should you require further information please contact me at (403) 298-3262.

Yours truly,

BENNETT JONES LLP
SERVICES LIMITED PARTNERSHIP

"Liv Atkinson"

Liv Atkinson
SEDAR Paralegal

BENNETT JONES LLP

4500 Bankers Hall East
855 2nd Street SW
Calgary Alberta
Canada T2P 4K7
Tel 403.298.3100
Fax 403.265.7219
www.bennettjones.ca

Liv Atkinson
Direct Line: 403.298.3262
e-mail: atkinsonl@bennettjones.ca
Our File No.: 52157-9

June 1, 2004

VIA SEDAR

TO: Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Autorité des Marchés Financiers
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland
Securities Commission of New Brunswick
(collectively, the "Jurisdictions")

Dear Sirs/Mesdames:

Re: Bear Creek Energy Ltd. – Addition as Recipient Agency

Please be advised that the Jurisdictions have been added as recipient agencies for this existing project on behalf of Bear Creek Energy Ltd. Should you require further information please contact me at (403) 298-3262.

Yours truly,

BENNETT JONES LLP
SERVICES LIMITED PARTNERSHIP

"Liv Atkinson"

Liv Atkinson
SEDAR Paralegal

BENNETT JONES LLP

4500 Bankers Hall East
855 2nd Street SW
Calgary Alberta
Canada T2P 4K7
Tel 403.298.3100
Fax 403.265.7219
www.bennettjones.ca

Liv Atkinson
Direct Line: 403.298.3262
e-mail: atkinsonl@bennettjones.ca
Our File No.: 52157-9

June 1, 2004

VIA SEDAR

TO: Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Autorité des Marchés Financiers
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland
Securities Commission of New Brunswick
(collectively, the "Jurisdictions")

Dear Sirs/Mesdames:

Re: Bear Creek Energy Ltd. – Addition as Recipient Agency

Please be advised that the Jurisdictions have been added as recipient agencies for this existing project on behalf of Bear Creek Energy Ltd. Should you require further information please contact me at (403) 298-3262.

Yours truly,

BENNETT JONES LLP
SERVICES LIMITED PARTNERSHIP

"Liv Atkinson"

Liv Atkinson
SEDAR Paralegal

BENNETT JONES LLP

4500 Bankers Hall East
855 2nd Street SW
Calgary Alberta
Canada T2P 4K7
Tel 403.298.3100
Fax 403.265.7219
www.bennettjones.ca

Liv Atkinson
Direct Line: 403.298.3262
e-mail: atkinsonl@bennettjones.ca
Our File No.: 52157-9

June 1, 2004

VIA SEDAR

TO: Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Autorité des Marchés Financiers
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland
Securities Commission of New Brunswick
(collectively, the "Jurisdictions")

Dear Sirs/Mesdames:

Re: Bear Creek Energy Ltd. – Addition as Recipient Agency

Please be advised that the Jurisdictions have been added as recipient agencies for this existing project on behalf of Bear Creek Energy Ltd. Should you require further information please contact me at (403) 298-3262.

Yours truly,

BENNETT JONES LLP
SERVICES LIMITED PARTNERSHIP

"Liv Atkinson"

Liv Atkinson
SEDAR Paralegal

BENNETT JONES LLP

4500 Bankers Hall East
855 2nd Street SW
Calgary Alberta
Canada T2P 4K7
Tel 403.298.3100
Fax 403.265.7219
www.bennettjones.ca

Liv Atkinson
Direct Line: 403.298.3262
e-mail: atkinsonl@bennettjones.ca
Our File No.: 52157-9

June 1, 2004

VIA SEDAR

TO: Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Autorité des Marchés Financiers
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland
Securities Commission of New Brunswick
(collectively, the "Jurisdictions")

Dear Sirs/Mesdames:

Re: Bear Creek Energy Ltd. – Addition as Recipient Agency

Please be advised that the Jurisdictions have been added as recipient agencies for this existing project on behalf of Bear Creek Energy Ltd. Should you require further information please contact me at (403) 298-3262.

Yours truly,

BENNETT JONES LLP
SERVICES LIMITED PARTNERSHIP

"Liv Atkinson"

Liv Atkinson
SEDAR Paralegal

BENNETT JONES LLP

4500 Bankers Hall East
855 2nd Street SW
Calgary Alberta
Canada T2P 4K7
Tel 403.298.3100
Fax 403.265.7219
www.bennettjones.ca

Liv Atkinson
Direct Line: 403.298.3262
e-mail: atkinsonl@bennettjones.ca
Our File No.: 52157-9

June 1, 2004

VIA SEDAR

TO: Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Autorité des Marchés Financiers
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland
Securities Commission of New Brunswick
(collectively, the "Jurisdictions")

Dear Sirs/Mesdames:

Re: Bear Creek Energy Ltd. – Addition as Recipient Agency

Please be advised that the Jurisdictions have been added as recipient agencies for this existing project on behalf of Bear Creek Energy Ltd. Should you require further information please contact me at (403) 298-3262.

Yours truly,

BENNETT JONES LLP
SERVICES LIMITED PARTNERSHIP

"Liv Atkinson"

Liv Atkinson
SEDAR Paralegal

BENNETT JONES | LLP

4500 Bankers Hall East
855 2nd Street SW
Calgary Alberta
Canada T2P 4K7
Tel 403.298.3100
Fax 403.265.7219
www.bennettjones.ca

Liv Atkinson
Direct Line: 403.298.3262
e-mail: atkinsonl@bennettjones.ca
Our File No.: 52157-9

June 1, 2004

VIA SEDAR

TO: Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Autorité des Marchés Financiers
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland
Securities Commission of New Brunswick
(collectively, the "Jurisdictions")

Dear Sirs/Mesdames:

Re: Bear Creek Energy Ltd. – Addition as Recipient Agency

Please be advised that the Jurisdictions have been added as recipient agencies for this existing project on behalf of Bear Creek Energy Ltd. Should you require further information please contact me at (403) 298-3262.

Yours truly,

BENNETT JONES LLP
SERVICES LIMITED PARTNERSHIP

"Liv Atkinson"

Liv Atkinson
SEDAR Paralegal

BENNETT JONES | LLP

4500 Bankers Hall East
855 2nd Street SW
Calgary Alberta
Canada T2P 4K7
Tel 403.298.3100
Fax 403.265.7219
www.bennettjones.ca

Liv Atkinson
Direct Line: 403.298.3262
e-mail: atkinsonl@bennettjones.ca
Our File No.: 52157-9

June 1, 2004

VIA SEDAR

TO: Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Autorité des Marchés Financiers
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland
Securities Commission of New Brunswick
(collectively, the "Jurisdictions")

Dear Sirs/Mesdames:

Re: Bear Creek Energy Ltd. – Addition as Recipient Agency

Please be advised that the Jurisdictions have been added as recipient agencies for this existing project on behalf of Bear Creek Energy Ltd. Should you require further information please contact me at (403) 298-3262.

Yours truly,

BENNETT JONES LLP
SERVICES LIMITED PARTNERSHIP

"Liv Atkinson"

Liv Atkinson
SEDAR Paralegal

BENNETT JONES | LLP

4500 Bankers Hall East
855 2nd Street SW
Calgary Alberta
Canada T2P 4K7
Tel 403.298.3100
Fax 403.265.7219
www.bennettjones.ca

Liv Atkinson
Direct Line: 403.298.3262
e-mail: atkinsonl@bennettjones.ca
Our File No.: 52157-9

May 25, 2004

VIA SEDAR

TO: Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Autorité des Marchés Financiers
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland
Securities Commission of New Brunswick
(collectively, the "Jurisdictions")

Dear Sirs/Mesdames:

Re: Bear Creek Energy Ltd. – Addition as Recipient Agency

Please be advised that the Jurisdictions have been added as recipient agencies for this existing project on behalf of Bear Creek Energy Ltd. Should you require further information please contact me at (403) 298-3262.

Yours truly,

BENNETT JONES LLP
SERVICES LIMITED PARTNERSHIP

"Liv Atkinson"

Liv Atkinson
SEDAR Paralegal

Form 42

REPORT OF TAKE-OVER BID, ISSUER BID OR APPLICATION UNDER CLAUSE 104(2)(c) OF THE ACT (SUBSECTION 203.1(1) OF THE REGULATION)

1. Name and address of the offeree issuer:

   Millennium Energy Inc.
   2100, 144 – 4th Avenue SW
   Calgary, Alberta T2P 3N4

2. Name and address of the offeror:

   Millennium Energy Inc.
   2100, 144 – 4th Avenue SW
   Calgary, Alberta T2P 3N4

3. What is the designation of the class(es) of securities that are subject to the bid? (Include the CUSIP number)

   Common Shares – CUSIP #: 599901 10 5

4. What is the date of the bid?

   March 14, 2003 – March 13, 2004

5. What is the maximum number of securities sought by the offeror for each class of securities subject to the bid?

   2,261,655 Common Shares

6. What is the value, expressed in Canadian dollars, of the consideration offered per security for each class of securities subject to the bid?

   $0.17 per Common Share
   (Trading price is as at the closing on March 10, 2003, the last day traded before the date of this notice.)

7. What is the number of securities of each class subject to the bid, excluding the offeror's securities, that are held by security holders whose last address as shown on the books of the offeree issuer is in Ontario?

   2,261,655 Common Shares

8. What is the fee payable in respect of the bid, as calculated under subsection 32(1) of Schedule 1?

A = 0.02% x $0.17

B = 2,261,655

C = 1

A x B x C = (0.02% x $0.17) x (2,261,655) x (1)

Fee = $76.90; or

$800 (being $1,000, reduced by 20%);

whichever is greater

9. The information given in this report is true and complete.

Dated: Effective March 14, 2003

MILLENNIUM ENERGY INC.

By: "Signed"
Steven Cloutier
Director and Executive Vice - President

REPORT UNDER SECTION 189.1.2 AND 189.1.3 OF THE REGULATIONS UNDER THE SECURITIES ACT (QUÉBEC)

1. Name and address of the offeree company:

   Millennium Energy Inc.
   2100, 144 - 4th Avenue SW
   Calgary, Alberta T2P 3N4

2. Name and address of the offeror:

   Millennium Energy Inc.
   2100, 144 - 4th Avenue SW
   Calgary, Alberta T2P 3N4

3. What is the designation of the class(es) of securities that are subject to the bid?

   Common Shares

4. What is the date of the bid?

   March 14, 2003 – March 13, 2004

5. What is the maximum number of securities of the class(es) subject to the bid which are sought by the offeror?

   10% of the public float of the corporation (2,261,655 Common Shares).

6. What is the value, expressed in Canadian dollars, of the consideration offered per security for each class of securities subject to the bid?

   $0.17 per common share
   (Trading price is as at the closing on March 10, 2003, the last day traded before the date of this notice.)

7. What is the fee payable in respect of the bid, as calculated under section 271.4(1) of the Regulation to the *Securities Act* (Québec)?

   0.02% of 25% of ($0.17 x 2,261,655) = $19.22; or

   $1,000;

   whichever is the greater

8. The information given in this report is true and complete.

Dated: Effective – March 14, 2003

MILLENNIUM ENERGY INC.

By: "Signed"
Steven Cloutier
Director and Executive Vice - President

NOTICE OF INTENTION TO MAKE A NORMAL COURSE ISSUER BID

This is a notice of intention by Millennium Energy Inc. ("Millennium") to purchase by way of a Normal Course Issuer Bid through the facilities of the TSX (the "Exchange"), certain of the issued and outstanding common shares of Millennium ("Common Shares") as more particularly described herein.

1. Name of Issuer

Millennium Energy Inc.
Trading Symbol: "MLN"

2. SEDAR Profile Number

4500

3. Securities Sought

Millennium currently has issued and outstanding 24,491,959 Common Shares and a "public float" (within the meaning of the Exchange's policies) consisting of 22,616,554 Common Shares. Millennium will be entitled to purchase up to 10% of Millennium's public float being approximately 2,261,655 Common Shares during the term of the Normal Course Issuer Bid (the "Bid"). The term of the Bid will be for 12 months. Millennium will be permitted in any given 30 day period during the term of the Bid, to purchase up to but not more than 2% of its issued and outstanding Common Shares.

The Board of Directors have determined that up to 2,261,655 Common Shares should be purchased if available, under the terms hereof.

4. Duration

The Bid referred to herein will commence on or about March 14, 2003 and will terminate on March 13, 2004 or on such earlier date upon which Millennium completes its entitlement of allowable purchases set forth herein.

5. Method of Acquisition

The purchase of Common Shares pursuant to the Bid will be affected through the facilities of the Exchange in accordance with the Exchange Requirements. The price which Millennium will pay for any Common Shares so purchased will be the market price of the Common Shares at the time of acquisition. The purchase and payment for the Common Shares will be made by Millennium in accordance with the Exchange Requirements.

6. Member and Broker

The Bid will be conducted through Canaccord Capital Corp., Abbottsford, B.C., telephone number (604) 557-1602. The individual broker will be Scott Astle.

7. Consideration Offered

There will be no restrictions on the price that Millennium is prepared to pay for the Common Shares or on the Bid itself other than as set out herein. The consideration paid by Millennium for Common Shares shall not be higher than the last independent trade of a board lot of Common Shares on the Exchange.

8. Reasons for the Normal Course Issuer Bid

The Board of Directors of Millennium believes that the current market price of its Common Shares does not adequately reflect their value in relation to Millennium's assets, business and future business prospects. As a result, depending upon future trading prices and other factors, Millennium believes that the acquisition of its outstanding Common Shares in connection with the Normal Course Issuer Bid may represent a desirable use of a portion of Millennium's available funds.

9. Persons Acting Jointly or in Concert with the Issuer

N/A

10. Valuation

Neither the Board of Directors or the officers of Millennium know of any appraisal or valuation of Millennium or its assets or securities that has been prepared within two years of the date of this Notice.

11. Previous Purchases

Millennium has purchased 106,500 Common Shares by way of a normal course issuer bid through the facilities of the Exchange which commenced on February 26, 2002 and concluded on February 25, 2003. 106,500 Common Shares were purchased at an average price of $0.15 per Common Share.

12. Acceptance by Insiders, Affiliates and Associates

To the best of the knowledge of the Board of Directors of Millennium, no person or company who proposes to sell Common Shares of Millennium during the course of the Bid is also:

(a) a director, senior officer or other Insider of Millennium;

(b) an Associate of an Insider; or

(c) an Associate or Affiliate of Millennium.

13. Benefits from the Normal Course Issuer Bid

N/A

14. Material Changes in the Affairs of the Issuer Company

There are no previously undisclosed Material Changes in the affairs of Millennium, including any contract or agreement under negotiation, any proposal to liquidate Millennium, to sell, lease or exchange all or a substantial part of its assets, to amalgamate with any other business organization, or to make any Material Changes in its business, corporate structure (debt or equity), management or personnel, or any other change which might reasonably be expected to have a significant effect on the price or value of the Common Shares.

Certificate and Undertaking

All the information in this Notice of Intention to make a Normal Course Issuer Bid together with other documents forming part hereof constitutes full, true and plain disclosure of Millennium's Bid and there is no further material information not herein disclosed.

Millennium hereby undertakes to advise of the purchases of the above noted securities.

The undersigned hereby certifies that this Normal Course Issuer Bid is in compliance with Policy 5.6 – Normal Course Issuer Bids.

"Signed"
Steven Cloutier
President

March 6, 2003
Date

May 26, 2003

BC Securities Commission
Ontario Securities Commission

Alberta Securities Commission
TSX Venture Exchange

Dear Sirs:

RE: Millennium Energy Inc.

On May 26, 2003 the following item(s) were sent by prepaid mail to all shareholders of the above-mentioned Company:

1. 2002 Annual Report

However, we have not mailed material to Shareholders in cases where on three consecutive occasions, notices or other documents have been returned undelivered by the Post Office.

We are filing this disclosure document with you as Agent for the above-named Company in compliance with the regulations made under the Securities Act.

Yours truly,

CIBC MELLON TRUST COMPANY

"Signed"

Robert Inkster
Associate Manager
Client Relations
(403) 232-2426

g:template\confmailing...recep

May 26, 2003

BC Securities Commission
Ontario Securities Commission

Alberta Securities Commission
TSX Venture Exchange

Dear Sirs:

RE: Millennium Energy Inc.

On May 26, 2003 the following item(s) were sent by prepaid mail to all shareholders of the above-mentioned Company:

1. 2002 Annual Report

However, we have not mailed material to Shareholders in cases where on three consecutive occasions, notices or other documents have been returned undelivered by the Post Office.

We are filing this disclosure document with you as Agent for the above-named Company in compliance with the regulations made under the Securities Act.

Yours truly,

CIBC MELLON TRUST COMPANY

"Signed"

Robert Inkster
Associate Manager
Client Relations
(403) 232-2426

g:template\confmailing...recep

May 29, 2003

BC Securities Commission
Ontario Securities Commission

Alberta Securities Commission
TSX Venture Exchange

Dear Sirs:

RE: Millennium Energy Inc.

On May 29, 2003 the following item(s) were sent by prepaid mail to all registered shareholders of the above-mentioned Company:

1. Interim financial statements for the period ended March 31, 2003

However, we have not mailed material to Shareholders in cases where on three consecutive occasions, notices or other documents have been returned undelivered by the Post Office.

We are filing this disclosure document with you as Agent for the above-named Company in compliance with the regulations made under the Securities Act.

Yours truly,

CIBC MELLON TRUST COMPANY

"Signed"

Robert Inkster
Associate Manager
Client Relations
(403) 232-2426

SCHEDULE B
TO FORM 51-901F
PREPARED BY MILLENNIUM INC.
FOR THE THREE MONTHS ENDED MARCH 31, 2003

1. Analysis of Expenses and Deferred Costs

   N/A

2. Related party Transactions

   The company paid APF Energy $45,000 for management fees.

3. Summary of Securities Issued and Options Granted

   (a) Securities Issued
   None
   (b) Stock Options Issued
   None

4. Summary of Securities as at the end of the Reporting Period

   (a) Authorized Share Capital
   Unlimited Class A voting shares
   Unlimited Class B, C, D and E preferred shares, issuable in series

   (b) Issued and Outstanding

Class A shares	24,490,959
Share capital	$3,369,057

   (c) Options Outstanding

Options	1,891,000
Exercise Price	$0.15 - $0.25
Expiry Dates	January 3, 2003 to November 18, 2007

5. Directors and Officers

Martin Hislop	Director, President and Chief Executive Officer
Steven Cloutier	Director, Executive Vice President, COO and Secretary
Robert Burn	Director
David Fischer	Director
Neil Sedgwick	Director
Bonnie Nicol	Vice President Operations
Ken Pretty	Vice President Corporate Development and Land
Alan MacDonald	Vice President Finance

~ Management's Discussion and Analysis ~

Management's discussion and analysis ("MD&A") should be read in conjunction with the unaudited interim financial statements for the three months ended March 31, 2003 and the audited financial statements and MD&A for the year ended December 3, 2002.

PRODUCTION

Daily production averaged 207 boe during the first quarter of 2003, comprised of 421 mcf of gas, 120 bbl of oil and 17 bbl of natural gas liquids. Overall production, as a result of a divestitures in 2002 and natural production declines, was approximately 15% lower than the 243 boe per day the Company averaged during the first quarter of 2002.

PRICES

The West Texas Intermediate ("WTI") oil price averaged US$33.80 per bbl during the first quarter of 2003, 56% higher than the US$21.67 per bbl realized during the first quarter of 2002. Millennium received an average price of $45.24 per bbl for its oil in the first quarter of 2003, an increase of 65% from $27.38 per bbl during the same period in 2002, reflecting the recent disposition of its heavier crude oil production at Hayter, which yielded a lower price than light quality crude.

Natural gas prices were significantly higher in the first quarter of 2003 compared to the same period in 2002. The average price received by Millennium during the first quarter was $7.50 per mcf, an 88% increase from the average price of $3.99 per mcf realized during the first quarter of 2002.

REVENUE

Revenue for the three months ended March 31, 2003 was $0.889 million, compared to $0.561 million for the same period in 2002, reflecting the significant increase in both crude oil and natural gas prices during the period.

NETBACKS

Operating netbacks increased 121% in the first quarter of 2003 to $31.25 per boe from $14.13 per boe in 2002 due to the significant increase in commodity prices during the period. Royalties for the first three months of 2003 were 18.0% of production revenues, compared to 16.0% for the same period in 2002. Operating costs increased 8% to $7.99 per boe during the first quarter of 2003 from $7.41 per boe during the same period of 2002.

DEPLETION, DEPRECIATION AND AMORTIZATION

Depletion, depreciation and amortization expense for the first quarter of 2003 totaled $0.183 million ($9.83 per boe), compared to $0.200 million ($9.15 per boe) for the first quarter of 2002.

EARNINGS

Net income for the first quarter was $187,890 ($Nil per share), compared to net income of $6,878 ($Nil per share) for the same period in 2002.

LIQUIDITY AND CAPITAL RESOURCES

At March 31, 2003, bank debt was $0.55 million, compared to $1.25 million at March 31, 2002.

All bank debt secured by demand loans that cannot be converted to a term facility have to be classified as a current

liability. Accordingly, the entire amount outstanding on the Company's demand credit facility has been classified as a current liability on the balance sheet.

NORMAL COURSE ISSUER BID

In March 2003, Millennium extended the normal course issuer bid that commenced in February 2000. Since the announcement of the Crossfield merger, the issuer bid has been discontinued.

RECEIVED
2005 JAN -5 P 12:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

MILLENNIUM ENERGY INC.

TO Shareholders of Millennium Energy Inc.:

National Instrument 54-102 provides registered and beneficial securityholders with the opportunity to elect annually to have their name added to an issuer's supplemental mailing list in order to receive interim financial statements of the Issuer. If you are interested in receiving such statements or other selective securityholder communications please complete and return this form.

PLEASE RETURN TO:

MILLENNIUM ENERGY INC.
c/o Valiant Trust Company
510, 550 – 6th Avenue S.W.
Calgary, Alberta T2P 0S2

NAME: (Please Print) ______________________________

ADDRESS: ______________________________

____

____

SIGNATURE: ____________________ **DATE:** ____________

CUSIP Number: 599901105

NATIONAL INSTRUMENT 54-101

COMMUNICATION WITH BENEFICIAL OWNERS OF SECURITIES OF A REPORTING ISSUER

Note: Terms used in this form have the meanings given to them in National Instrument 54-101. This Certificate is referenced in Section 2.20 of National Instrument 54-101.

OFFICER'S CERTIFICATE

I, Alan MacDonald, Vice-President, Finance of Millennium Energy Inc. ("Millennium"), hereby certify in such capacity (and not in my personal capacity) that:

(a) Millennium has arranged to have proxy-related materials for the special meeting of security holders of Millennium to be held July 24, 2003 ("the Meeting") sent in compliance with National Instrument 54-101 to all beneficial owners of common shares, options and warrants of Millennium who held such securities as at June 20, 2003, at least 21 days before the date fixed for the Meeting;

(b) Millennium has arranged to have carried out all the requirements of National Instrument 54-101 in addition to those described in paragraph (a) above, subject to abridging the times prescribed by subsections 2.2(1) and 2.5(1) of National Instrument 54-101.

Dated at Calgary, Alberta, this 23rd day of June, 2003

(Signed) "Alan MacDonald"
Vice-President, Finance
Millennium Energy Inc.



VALIANT
Trust Company

510, 550~6th Avenue S.W.
Calgary, Alberta, Canada
T2P 0S2

Telephone: 403.233.2801
Facsimile: 403.233.2857
Email: valiant@telusplanet.net

November 28, 2003

Alberta Securities Commission *(via SEDAR)*
British Columbia Securities Commission *(via SEDAR)*
Ontario Securities Commission *(via SEDAR)*
The Toronto Stock Exchange *(via SEDAR)*

Dear Sirs:

Re: Bear Creek Energy Ltd.
Mailing of Third Quarter Report
to Registered Shareholders

As the mailing agent for Bear Creek Energy Ltd., we are pleased to confirm the mailing of the third quarter report for the period ended September 30, 2003, to each of the Registered Shareholders of the subject corporation on **November 28, 2003**.

We trust this is satisfactory.

Yours truly,

"Philip Menard"
Philip Menard
Director, Client Services

c.c. Bear Creek Energy Ltd.
Attn: Mr. Alan Steele

DECLARATION AS TO MAILING

PROVINCE	)	IN THE MATTER OF INTERIM MAILING TO THE
OF	)	SHAREHOLDERS OF **BEAR CREEK ENERGY LTD.**
ALBERTA	)	("CORPORATION").

I, PHILIP MENARD, OF THE CITY OF CALGARY IN THE PROVINCE OF ALBERTA, DO SOLEMNLY DECLARE AS FOLLOWS:

1. I AM AN EMPLOYEE OF VALIANT TRUST COMPANY AND AS SUCH, HAVE KNOWLEDGE OF THE MATTERS HEREINAFTER DECLARED.

2. ON **NOVEMBER 28, 2003** I CAUSED TO BE MAILED IN A FIRST CLASS PREPAID ENVELOPE ADDRESSED TO EACH OF THE PERSONS OR FIRMS WHO **WERE THE REGISTERED HOLDERS OF COMMON SHARES OF THE CORPORATION;**

   (a) a copy of the THIRD QUARTER REPORT FOR THE PERIOD ENDED SEPTEMBER 30, 2003 marked EXHIBIT "A" and identified by me.

AND I MAKE THIS SOLEMN DECLARATION CONSCIENTIOUSLY BELIEVING IT TO BE TRUE AND KNOWING THAT IT IS OF THE SAME FORCE AND EFFECT AS IF MADE UNDER OATH AND BY VIRTUE OF THE CANADA EVIDENCE ACT.

DECLARED BEFORE ME AT THE CITY OF)
CALGARY IN THE PROVINCE OF ALBERTA)
THIS 28TH DAY OF NOVEMBER 2003.)
)
)
)

"Pam Elliott"
COMMISSIONER FOR OATHS IN AND FOR
THE PROVINCE OF ALBERTA
My commission expires on November 15, 2006.

"Philip Menard"
PHILIP MENARD



VALIANT
Trust Company

510, 550-6th Avenue S.W.
Calgary, Alberta, Canada
T2P 0S2

Telephone: 403.233.2801
Facsimile: 403.233.2857
Email: valiant@telusplanet.net

May 14, 2004

Alberta Securities Commission *(via SEDAR)*
British Columbia Securities Commission *(via SEDAR)*
Ontario Securities Commission *(via SEDAR)*
The Toronto Stock Exchange *(via SEDAR)*

Dear Sirs:

Re: Bear Creek Energy Ltd.
Annual and Special Meeting of Shareholders
To Be Held on June 11, 2004

In our capacity as the Agent for Bear Creek Energy Ltd., we are pleased to enclose herewith our Affidavit of Mailing with respect to the annual meeting material which was mailed to the shareholders of Aquest Energy Ltd., on **May 14, 2004**.

We trust this is satisfactory.

Yours truly,

"Philip Menard"
Philip Menard
Director, Client Services

c.c. Bear Creek Energy Ltd.
Attn: Mr. Alan Steele

DECLARATION AS TO MAILING

PROVINCE	)	IN THE MATTER OF **BEAR CREEK ENERGY LTD.** ("CORPORATION"),
OF	)	THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
ALBERTA	)	TO BE HELD ON **JUNE 11, 2004**.

I, PHILIP MENARD, OF THE CITY OF CALGARY IN THE PROVINCE OF ALBERTA, DO SOLEMNLY DECLARE AS FOLLOWS:

1. I AM AN EMPLOYEE OF VALIANT TRUST COMPANY AND AS SUCH, HAVE KNOWLEDGE OF THE MATTERS HEREINAFTER DECLARED.

2. ON **MAY 14, 2004**, I CAUSED TO BE MAILED IN A FIRST CLASS PREPAID ENVELOPE ADDRESSED TO EACH OF THE PERSONS OR FIRMS WHO ON APRIL 30, 2004, **WERE THE REGISTERED HOLDERS OF COMMON SHARES OF THE CORPORATION, COPIES OF EXHIBITS "A" THROUGH "E" AND "G";**

   (a) a copy of the NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS marked EXHIBIT "A" and identified by me;

   (b) a copy of the INFORMATION CIRCULAR marked EXHIBIT "B" and identified by me;

   (c) a copy of the INSTRUMENT OF PROXY marked EXHIBIT "C" and identified by me;

   (d) a copy of the 2003 ANNUAL REPORT marked EXHIBIT "D" and identified by me;

   (e) a copy of the FIRST QUARTER REPORT FOR THE PERIOD ENDED MARCH 31, 2004 marked EXHIBIT "E" and identified by me;

   (f) a SUPPLEMENTAL MAIL LIST CARD marked EXHIBIT "F" and identified by me;

   (g) a RETURN ENVELOPE marked EXHIBIT "G" and identified by me.

3. I FURTHER CONFIRM THAT COPIES OF EXHIBITS "A" THROUGH "D" AND "F" AS NOTED IN ITEM 2 ABOVE, WERE SENT BY COURIER ON **MAY 14, 2004 TO EACH INTERMEDIARY HOLDING COMMON SHARES OF THE CORPORATION WHO RESPONDED TO THE SEARCH PROCEDURES PURSUANT TO CANADIAN SECURITIES ADMINISTRATORS' NATIONAL INSTRUMENT 54-101 REGARDING SHAREHOLDER COMMUNICATION.**

AND I MAKE THIS SOLEMN DECLARATION CONSCIENTIOUSLY BELIEVING IT TO BE TRUE AND KNOWING THAT IT IS OF THE SAME FORCE AND EFFECT AS IF MADE UNDER OATH AND BY VIRTUE OF THE CANADA EVIDENCE ACT.

DECLARED BEFORE ME AT THE CITY OF
CALGARY IN THE PROVINCE OF ALBERTA
THIS 14TH DAY OF MAY 2004.

"Pam Elliott"	"Philip Menard"
COMMISSIONER FOR OATHS IN AND FOR THE PROVINCE OF ALBERTA	PHILIP MENARD
My commission expires on November 15, 2006.	



VALIANT
Trust Company

510, 550-6th Avenue S.W.
Calgary, Alberta, Canada
T2P 0S2

Telephone: 403.233.2801
Facsimile: 403.233.2857
Email: valiant@telusplanet.net

May 14, 2004

Alberta Securities Commission *(via SEDAR)*
British Columbia Securities Commission *(via SEDAR)*
Ontario Securities Commission *(via SEDAR)*
The Toronto Stock Exchange *(via SEDAR)*

Dear Sirs:

Re: Bear Creek Energy Ltd.
Annual and Special Meeting of Shareholders
To Be Held on June 11, 2004

In our capacity as the Agent for Bear Creek Energy Ltd., we are pleased to enclose herewith our Affidavit of Mailing with respect to the annual meeting material which was mailed to the shareholders of Aquest Energy Ltd., on **May 14, 2004**.

We trust this is satisfactory.

Yours truly,

"Philip Menard"
Philip Menard
Director, Client Services

c.c. Bear Creek Energy Ltd.
Attn: Mr. Alan Steele

DECLARATION AS TO MAILING

PROVINCE	)	IN THE MATTER OF **BEAR CREEK ENERGY LTD.** ("CORPORATION"),
OF /	)	THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
ALBERTA	)	TO BE HELD ON **JUNE 11, 2004**.

I, PHILIP MENARD, OF THE CITY OF CALGARY IN THE PROVINCE OF ALBERTA, DO SOLEMNLY DECLARE AS FOLLOWS:

1. I AM AN EMPLOYEE OF VALIANT TRUST COMPANY AND AS SUCH, HAVE KNOWLEDGE OF THE MATTERS HEREINAFTER DECLARED.

2. ON **MAY 14, 2004**, I CAUSED TO BE MAILED IN A FIRST CLASS PREPAID ENVELOPE ADDRESSED TO EACH OF THE PERSONS OR FIRMS WHO ON APRIL 30, 2004, **WERE THE REGISTERED HOLDERS OF COMMON SHARES OF THE CORPORATION, COPIES OF EXHIBITS "A" THROUGH "E" AND "G";**

   (a) a copy of the NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS marked EXHIBIT "A" and identified by me;

   (b) a copy of the INFORMATION CIRCULAR marked EXHIBIT "B" and identified by me;

   (c) a copy of the INSTRUMENT OF PROXY marked EXHIBIT "C" and identified by me;

   (d) a copy of the 2003 ANNUAL REPORT marked EXHIBIT "D" and identified by me;

   (e) a copy of the FIRST QUARTER REPORT FOR THE PERIOD ENDED MARCH 31, 2004 marked EXHIBIT "E" and identified by me;

   (f) a SUPPLEMENTAL MAIL LIST CARD marked EXHIBIT "F" and identified by me;

   (g) a RETURN ENVELOPE marked EXHIBIT "G" and identified by me.

3. I FURTHER CONFIRM THAT COPIES OF EXHIBITS "A" THROUGH "D" AND "F" AS NOTED IN ITEM 2 ABOVE, WERE SENT BY COURIER ON **MAY 14, 2004 TO EACH INTERMEDIARY HOLDING COMMON SHARES OF THE CORPORATION WHO RESPONDED TO THE SEARCH PROCEDURES PURSUANT TO CANADIAN SECURITIES ADMINISTRATORS' NATIONAL INSTRUMENT 54-101 REGARDING SHAREHOLDER COMMUNICATION.**

AND I MAKE THIS SOLEMN DECLARATION CONSCIENTIOUSLY BELIEVING IT TO BE TRUE AND KNOWING THAT IT IS OF THE SAME FORCE AND EFFECT AS IF MADE UNDER OATH AND BY VIRTUE OF THE CANADA EVIDENCE ACT.

DECLARED BEFORE ME AT THE CITY OF CALGARY IN THE PROVINCE OF ALBERTA THIS 14TH DAY OF MAY 2004.

______"Pam Elliott"______	______"Philip Menard"______
COMMISSIONER FOR OATHS IN AND FOR THE PROVINCE OF ALBERTA	PHILIP MENARD
My commission expires on November 15, 2006.	



VALIANT
Trust Company

510, 550-6th Avenue S.W.
Calgary, Alberta, Canada
T2P 0S2

Telephone: 403.233.2801
Facsimile: 403.233.2857
Email: valiant@telusplanet.net

May 14, 2004

Alberta Securities Commission *(via SEDAR)*
British Columbia Securities Commission *(via SEDAR)*
Ontario Securities Commission *(via SEDAR)*
The Toronto Stock Exchange *(via SEDAR)*

RECEIVED
2005 JAN -5 P 12:23
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Dear Sirs:

Re: Bear Creek Energy Ltd.
Annual and Special Meeting of Shareholders
To Be Held on June 11, 2004

In our capacity as the Agent for Bear Creek Energy Ltd., we are pleased to enclose herewith our Affidavit of Mailing with respect to the annual meeting material which was mailed to the shareholders of Aquest Energy Ltd., on **May 14, 2004**.

We trust this is satisfactory.

Yours truly,

"Philip Menard"
Philip Menard
Director, Client Services

c.c. Bear Creek Energy Ltd.
Attn: Mr. Alan Steele

DECLARATION AS TO MAILING

PROVINCE	)	IN THE MATTER OF **BEAR CREEK ENERGY LTD.** ("CORPORATION"),
OF	)	THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
ALBERTA	)	TO BE HELD ON **JUNE 11, 2004**.

I, PHILIP MENARD, OF THE CITY OF CALGARY IN THE PROVINCE OF ALBERTA, DO SOLEMNLY DECLARE AS FOLLOWS:

1. I AM AN EMPLOYEE OF VALIANT TRUST COMPANY AND AS SUCH, HAVE KNOWLEDGE OF THE MATTERS HEREINAFTER DECLARED.

2. ON **MAY 14, 2004**, I CAUSED TO BE MAILED IN A FIRST CLASS PREPAID ENVELOPE ADDRESSED TO EACH OF THE PERSONS OR FIRMS WHO ON APRIL 30, 2004, **WERE THE REGISTERED HOLDERS OF COMMON SHARES OF THE CORPORATION, COPIES OF EXHIBITS "A" THROUGH "E" AND "G";**

   (a) a copy of the NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS marked EXHIBIT "A" and identified by me;

   (b) a copy of the INFORMATION CIRCULAR marked EXHIBIT "B" and identified by me;

   (c) a copy of the INSTRUMENT OF PROXY marked EXHIBIT "C" and identified by me;

   (d) a copy of the 2003 ANNUAL REPORT marked EXHIBIT "D" and identified by me;

   (e) a copy of the FIRST QUARTER REPORT FOR THE PERIOD ENDED MARCH 31, 2004 marked EXHIBIT "E" and identified by me;

   (f) a SUPPLEMENTAL MAIL LIST CARD marked EXHIBIT "F" and identified by me;

   (g) a RETURN ENVELOPE marked EXHIBIT "G" and identified by me.

3. I FURTHER CONFIRM THAT COPIES OF EXHIBITS "A" THROUGH "D" AND "F" AS NOTED IN ITEM 2 ABOVE, WERE SENT BY COURIER ON **MAY 14, 2004 TO EACH INTERMEDIARY HOLDING COMMON SHARES OF THE CORPORATION WHO RESPONDED TO THE SEARCH PROCEDURES PURSUANT TO CANADIAN SECURITIES ADMINISTRATORS' NATIONAL INSTRUMENT 54-101 REGARDING SHAREHOLDER COMMUNICATION.**

AND I MAKE THIS SOLEMN DECLARATION CONSCIENTIOUSLY BELIEVING IT TO BE TRUE AND KNOWING THAT IT IS OF THE SAME FORCE AND EFFECT AS IF MADE UNDER OATH AND BY VIRTUE OF THE CANADA EVIDENCE ACT.

DECLARED BEFORE ME AT THE CITY OF
CALGARY IN THE PROVINCE OF ALBERTA
THIS 14TH DAY OF MAY 2004.

___________"Pam Elliott"_____________	___________"Philip Menard"___________
COMMISSIONER FOR OATHS IN AND FOR THE PROVINCE OF ALBERTA	PHILIP MENARD
My commission expires on November 15, 2006.	

SUPPLEMENTARY INFORMATION

TABLE OF CONTENTS

TABLE OF CONTENTS

TABLE OF CONTENTS

Average 1st Year Company Oil Equivalent Value

Company: **Millennium Energy Inc.**
Property: **Corporate**

Reserve Class: **Proved**
Development Class: **Producing**
Pricing: **SEC (2002-12-31) Constant**
Effective Date: **January 01, 2003**

Entity Description	2003 Company Production					2003 Revenue and Expenses					Average 2003 Value				
	Oil Mbbl	Gas Mmcf	NGL Mbbl	Sulphur Mlt	Boe Mbbl	Field Revenue M$	Royalty Burdens M$	Operating Expenses M$	Other Inc.&Exp. M$	Operating Income M$	Field Revenue $/Boe	Royalty Burdens $/Boe	Operating Expenses $/Boe	Other Inc.&Exp. $/Boe	Operating Income $/Boe
Total Corporate															
Chauvin	3	0	0	0	3	130	27	37	0	65	38.59	8.00	11.11	-0.10	19.39
Condor Lower Mannville Natural Gas Unit No.	0	10	0	0	2	78	13	7	-4	56	38.62	6.16	3.22	-1.89	27.35
Craigend	0	9	0	0	2	54	10	13	3	34	34.92	6.37	8.12	1.68	22.11
Enchant	4	5	0	0	5	220	31	24	0	164	41.00	5.87	4.44	0.00	30.70
Glen Ewen	10	5	0	0	11	506	101	31	-136	238	45.13	9.03	2.73	-12.12	21.25
Handsworth	7	0	0	0	7	311	31	27	-8	245	41.96	4.20	3.68	-1.05	33.04
Liege	0	26	0	0	4	125	7	0	0	119	29.22	1.54	0.00	0.00	27.68
Medicine River Glauconitic A Unit No. 4	0	0	0	0	0	6	1	2	0	2	41.98	6.24	18.02	-0.67	17.05
Medicine River Non-Unit	4	50	2	0	15	589	98	85	-15	391	39.84	6.63	5.72	-1.04	26.44
Medicine River Unit No. 4	0	0	0	0	0	14	2	2	0	9	41.32	7.03	6.86	-0.97	26.45
Medicine River Viking D Unit No. 2	0	0	0	0	0	2	0	1	0	1	42.82	6.37	11.99	-0.99	23.47
Michichi	0	0	0	0	0	0	0	0	0	0	0.00	0.00	0.00	0.00	0.00
Weirhill	16	2	0	0	16	715	56	217	0	442	45.17	3.56	13.68	0.00	27.92
Westerose	0	67	4	0	15	516	137	61	-3	316	34.94	9.25	4.10	-0.21	21.38
Willesden Green Glauconitic A Unit No.1	1	1	0	0	1	59	10	13	0	37	44.26	7.21	9.36	-0.35	27.34
Total Total Corporate	47	175	7	0	82	3325	524	518	-165	2119	40.33	6.35	6.28	-2.00	25.70
ARTC/AGCA Adjusmtent	0	0	0	0	0	0	0	0	5	5	0.00	0.00	0.00	0.00	0.00
Total Corporate Incl. Adjustments	47	175	7	0	82	3325	524	518	-160	2124	40.33	6.35	6.28	-1.94	25.76

BOE Factors:							
OIL	1.00000	RES GAS	6.00000	PROPANE	1.00000	ETHANE	1.00000
COND	1.00000	SLN GAS	6.00000	BUTANE	1.00000	SULPHUR	0.00000

p:/s1035768/rems/econ/SEC_2002-12-31_Constant/_Corporate_Total_Corporate_Incl._Adjustments_RC01_boe.htm

Average 1st Year Company Oil Equivalent Value

Company: **Millennium Energy Inc.**
Property: **Corporate**

Reserve Class: **Total Proved**
Development Class: **Nonproducing**
Pricing: **SEC (2002-12-31) Constant**
Effective Date: **January 01, 2003**

Entity Description	2003 Company Production					2003 Revenue and Expenses					Average 2003 Value				
	Oil Mbbl	Gas Mmcf	NGL Mbbl	Sulphur Mlt	Boe Mbbl	Field Revenue M$	Royalty Burdens M$	Operating Expenses M$	Other Inc.&Exp. M$	Operating Income M$	Field Revenue $/Boe	Royalty Burdens $/Boe	Operating Expenses $/Boe	Other Inc.&Exp. $/Boe	Operating Income $/Boe
Total Corporate															
Chauvin	0	0	0	0	0	0	0	0	0	0	0.00	0.00	0.00	0.00	0.00
Condor Lower Mannville Natural Gas Unit No.	0	0	0	0	0	0	0	0	0	0	0.00	0.00	0.00	0.00	0.00
Craigend	0	0	0	0	0	0	0	0	0	0	0.00	0.00	0.00	0.00	0.00
Enchant	0	0	0	0	0	0	0	0	0	0	0.00	0.00	0.00	0.00	0.00
Glen Ewen	0	0	0	0	0	0	0	0	0	0	0.00	0.00	0.00	0.00	0.00
Handsworth	0	0	0	0	0	0	0	0	0	0	0.00	0.00	0.00	0.00	0.00
Liege	0	0	0	0	0	0	0	0	0	0	0.00	0.00	0.00	0.00	0.00
Medicine River Glauconitic A Unit No. 4	0	0	0	0	0	0	0	0	0	0	0.00	0.00	0.00	0.00	0.00
Medicine River Non-Unit	0	0	0	0	0	0	0	0	0	0	0.00	0.00	0.00	0.00	0.00
Medicine River Unit No. 4	0	0	0	0	0	0	0	0	0	0	0.00	0.00	0.00	0.00	0.00
Medicine River Viking D Unit No. 2	0	0	0	0	0	0	0	0	0	0	0.00	0.00	0.00	0.00	0.00
Michichi	11	0	0	0	11	521	167	40	0	313	46.04	14.79	3.53	0.00	27.72
Weirhill	0	0	0	0	0	0	0	0	0	0	0.00	0.00	0.00	0.00	0.00
Westerose	0	0	0	0	0	0	0	0	0	0	0.00	0.00	0.00	0.00	0.00
Willesden Green Glauconitic A Unit No.1	0	0	0	0	0	0	0	0	0	0	0.00	0.00	0.00	0.00	0.00
Total Total Corporate	11	0	0	0	11	521	167	40	0	313	46.04	14.79	3.53	0.00	27.72
ARTC/AGCA Adjusmtent	0	0	0	0	0	0	0	0	32	32	0.00	0.00	0.00	0.00	0.00
Total Corporate Incl. Adjustments	11.	0	0	0	11	521	167	40	32	346	46.04	14.79	3.53	2.87	30.59

BOE Factors:								
	OIL	1.00000	RES GAS	6.00000	PROPANE	1.00000	ETHANE	1.00000
	COND	1.00000	SLN GAS	6.00000	BUTANE	1.00000	SULPHUR	0.00000

p:/s1035768/rems/econ/SEC_2002-12-31_Constant/_Corporate_Total_Corporate_Incl._Adjustments_RC13_boe.htm

Average 1st Year Company Oil Equivalent Value

Company: **Millennium Energy Inc.**
Property: **Corporate**

Reserve Class: **Proved**
Development Class: **Total**
Pricing: **SEC (2002-12-31) Constant**
Effective Date: **January 01, 2003**

Entity Description	2003 Company Production					2003 Revenue and Expenses					Average 2003 Value				
	Oil Mbbl	Gas Mmcf	NGL Mbbl	Sulphur Mlt	Boe Mbbl	Field Revenue M$	Royalty Burdens M$	Operating Expenses M$	Other Inc.&Exp. M$	Operating Income M$	Field Revenue $/Boe	Royalty Burdens $/Boe	Operating Expenses $/Boe	Other Inc.&Exp. $/Boe	Operating Income $/Boe
Total Corporate															
Chauvin	3	0	0	0	3	130	27	37	0	65	38.59	8.00	11.11	-0.10	19.39
Condor Lower Mannville Natural Gas Unit No.	0	10	0	0	2	78	13	7	-4	56	38.62	6.16	3.22	-1.89	27.35
Craigend	0	9	0	0	2	54	10	13	3	34	34.92	6.37	8.12	1.68	22.11
Enchant	4	5	0	0	5	220	31	24	0	164	41.00	5.87	4.44	0.00	30.70
Glen Ewen	10	5	0	0	11	506	101	31	-136	238	45.13	9.03	2.73	-12.12	21.25
Handsworth	7	0	0	0	7	311	31	27	-8	245	41.96	4.20	3.68	-1.05	33.04
Liege	0	26	0	0	4	125	7	0	0	119	29.22	1.54	0.00	0.00	27.68
Medicine River Glauconitic A Unit No. 4	0	0	0	0	0	6	1	2	0	2	41.98	6.24	18.02	-0.67	17.05
Medicine River Non-Unit	4	50	2	0	15	589	98	85	-15	391	39.84	6.63	5.72	-1.04	26.44
Medicine River Unit No. 4	0	0	0	0	0	14	2	2	0	9	41.32	7.03	6.86	-0.97	26.45
Medicine River Viking D Unit No. 2	0	0	0	0	0	2	0	1	0	1	42.82	6.37	11.99	-0.99	23.47
Michichi	11	0	0	0	11	521	167	40	0	313	46.04	14.79	3.53	0.00	27.72
Weirhill	16	2	0	0	16	715	56	217	0	442	45.17	3.56	13.68	0.00	27.92
Westerose	0	67	4	0	15	516	137	61	-3	316	34.94	9.25	4.10	-0.21	21.38
Willesden Green Glauconitic A Unit No.1	1	1	0	0	1	59	10	13	0	37	44.26	7.21	9.36	-0.35	27.34
Total Total Corporate	58	175	7	0	94	3845	691	558	-165	2432	41.02	7.37	5.95	-1.76	25.94
ARTC/AGCA Adjusmtent	0	0	0	0	0	0	0	0	38	38	0.00	0.00	0.00	0.00	0.00
Total Corporate Incl. Adjustments	58	175	7	0	94	3845	691	558	-127	2470	41.02	7.37	5.95	-1.36	26.34

BOE Factors:	OIL	1.00000	RES GAS	6.00000	PROPANE	1.00000	ETHANE	1.00000
	COND	1.00000	SLN GAS	6.00000	BUTANE	1.00000	SULPHUR	0.00000

p:/s1035768/rems/econ/SEC_2002-12-31_Constant/_Corporate_Total_Corporate_Incl._Adjustments_RC03_boe.htm

Average 1st Year Company Oil Equivalent Value

Company: **Millennium Energy Inc.**
Property: **Corporate**

Reserve Class: **Probable**
Development Class: **Producing**
Pricing: **SEC (2002-12-31) Constant**
Effective Date: **January 01, 2003**

	2003 Company Production					2003 Revenue and Expenses					Average 2003 Value				
Entity Description	Oil Mbbl	Gas Mmcf	NGL Mbbl	Sulphur Mlt	Boe Mbbl	Field Revenue M$	Royalty Burdens M$	Operating Expenses M$	Other Inc.&Exp. M$	Operating Income M$	Field Revenue $/Boe	Royalty Burdens $/Boe	Operating Expenses $/Boe	Other Inc.&Exp. $/Boe	Operating Income $/Boe
Total Corporate															
Chauvin	0	0	0	0	0	3	1	0	0	2	38.59	9.98	3.50	-0.27	24.84
Condor Lower Mannville Natural Gas Unit No.	0	0	0	0	0	1	0	0	0	1	38.34	6.10	2.03	-1.87	28.34
Craigend	0	0	0	0	0	2	0	0	0	1	34.92	7.83	2.70	1.68	26.07
Enchant	0	0	0	0	0	2	1	0	0	2	41.00	9.67	1.97	0.00	29.36
Glen Ewen	0	0	0	0	0	18	4	1	-6	8	45.13	9.03	1.61	-14.50	19.99
Handsworth	0	0	0	0	0	1	0	0	0	1	41.96	4.20	2.90	-1.05	33.81
Liege	0	1	0	0	0	3	0	0	0	3	29.22	1.54	0.00	0.00	27.68
Medicine River Glauconitic A Unit No. 4	0	0	0	0	0	0	0	0	0	0	41.98	6.24	1.59	-0.92	33.24
Medicine River Non-Unit	0	1	0	0	0	10	2	0	0	8	39.58	6.45	1.35	-1.02	30.76
Medicine River Unit No. 4	0	0	0	0	0	0	0	0	0	0	41.32	8.62	4.83	-1.23	26.64
Medicine River Viking D Unit No. 2	0	0	0	0	0	0	0	0	0	0	42.82	6.37	4.55	-1.65	30.26
Michichi	0	0	0	0	0	0	0	0	0	0	0.00	0.00	0.00	0.00	0.00
Weirhill	1	0	0	0	1	26	2	1	0	23	45.53	4.05	1.62	0.00	39.86
Westerose	0	1	0	0	0	4	1	0	0	2	34.94	11.01	1.86	-0.13	21.95
Willesden Green Glauconitic A Unit No.1	0	0	0	0	0	2	0	0	0	2	44.42	7.83	1.25	-0.58	34.77
Total Total Corporate	1	3	0	0	2	73	12	3	-6	53	41.98	6.59	1.66	-3.49	30.23
ARTC/AGCA Adjusmtent	0	0	0	0	0	0	0	0	0	0	0.00	0.00	0.00	0.00	0.00
Total Corporate Incl. Adjustments	1	3	0	0	2	73	12	3	-6	53	41.98	6.59	1.66	-3.39	30.33

BOE Factors:	OIL	1.00000	RES GAS	6.00000	PROPANE	1.00000	ETHANE	1.00000
	COND	1.00000	SLN GAS	6.00000	BUTANE	1.00000	SULPHUR	0.00000

p:/s1035768/rems/econ/SEC_2002-12-31_Constant/_Corporate_Total_Corporate_Incl._Adjustments_RC04_boe.htm

Average 1st Year Company Oil Equivalent Value

Company: **Millennium Energy Inc.**
Property: **Corporate**

Reserve Class: ***Probable***
Development Class: **Nonproducing**
Pricing: **SEC (2002-12-31) Constant**
Effective Date: **January 01, 2003**

	2003 Company Production					2003 Revenue and Expenses					Average 2003 Value				
Entity Description	Oil Mbbl	Gas Mmcf	NGL Mbbl	Sulphur Mlt	Boe Mbbl	Field Revenue M$	Royalty Burdens M$	Operating Expenses M$	Other Inc.&Exp. M$	Operating Income M$	Field Revenue $/Boe	Royalty Burdens $/Boe	Operating Expenses $/Boe	Other Inc.&Exp. $/Boe	Operating Income $/Boe
Total Corporate															
Chauvin	0	0	0	0	0	0	0	0	0	0	0.00	0.00	0.00	0.00	0.00
Condor Lower Mannville Natural Gas Unit No.	0	0	0	0	0	0	0	0	0	0	0.00	0.00	0.00	0.00	0.00
Craigend	0	0	0	0	0	0	0	0	0	0	0.00	0.00	0.00	0.00	0.00
Enchant	0	0	0	0	0	0	0	0	0	0	0.00	0.00	0.00	0.00	0.00
Glen Ewen	0	0	0	0	0	0	0	0	0	0	0.00	0.00	0.00	0.00	0.00
Handsworth	0	0	0	0	0	0	0	0	0	0	0.00	0.00	0.00	0.00	0.00
Liege	0	0	0	0	0	0	0	0	0	0	0.00	0.00	0.00	0.00	0.00
Medicine River Glauconitic A Unit No. 4	0	0	0	0	0	0	0	0	0	0	0.00	0.00	0.00	0.00	0.00
Medicine River Non-Unit	0	4	0	0	1	35	16	3	0	16	38.27	17.69	3.33	0.00	17.25
Medicine River Unit No. 4	0	0	0	0	0	0	0	0	0	0	0.00	0.00	0.00	0.00	0.00
Medicine River Viking D Unit No. 2	0	0	0	0	0	0	0	0	0	0	0.00	0.00	0.00	0.00	0.00
Michichi	3	0	0	0	3	128	54	6	0	68	46.04	19.25	2.25	0.00	24.54
Weirhill	4	0	0	0	4	201	7	14	0	180	45.63	1.51	3.23	0.00	40.88
Westerose	0	0	0	0	0	0	0	0	0	0	0.00	0.00	0.00	0.00	0.00
Willesden Green Glauconitic A Unit No.1	0	0	0	0	0	0	0	0	0	0	0.00	0.00	0.00	0.00	0.00
Total Total Corporate	7	4	0	0	8	364	76	24	0	264	44.93	9.43	2.91	0.00	32.59
ARTC/AGCA Adjusmtent	0	0	0	0	0	0	0	0	11	11	0.00	0.00	0.00	0.00	0.00
Total Corporate Incl. Adjustments	7	4	0	0	8	364	76	24	11	275	44.93	9.43	2.91	1.37	33.96

BOE Factors:	OIL	1.00000	RES GAS	6.00000	PROPANE	1.00000	ETHANE	1.00000
	COND	1.00000	SLN GAS	6.00000	BUTANE	1.00000	SULPHUR	0.00000

p:/s1035768/rems/econ/SEC_2002-12-31_Constant/_Corporate_Total_Corporate_Incl._Adjustments_RC15_boe.htm

Average 1st Year Company Oil Equivalent Value

Company: **Millennium Energy Inc.**
Property: **Corporate**

Reserve Class: **Probable**
Development Class: **Total**
Pricing: **SEC (2002-12-31) Constant**
Effective Date: **January 01, 2003**

	2003 Company Production					2003 Revenue and Expenses					Average 2003 Value				
Entity Description	Oil Mbbl	Gas Mmcf	NGL Mbbl	Sulphur Mlt	Boe Mbbl	Field Revenue M$	Royalty Burdens M$	Operating Expenses M$	Other Inc.&Exp. M$	Operating Income M$	Field Revenue $/Boe	Royalty Burdens $/Boe	Operating Expenses $/Boe	Other Inc.&Exp. $/Boe	Operating Income $/Boe
Total Corporate															
Chauvin	0	0	0	0	0	3	1	0	0	2	38.59	9.98	3.50	-0.27	24.84
Condor Lower Mannville Natural Gas Unit No.	0	0	0	0	0	1	0	0	0	1	38.34	6.10	2.03	-1.87	28.34
Craigend	0	0	0	0	0	2	0	0	0	1	34.92	7.83	2.70	1.68	26.07
Enchant	0	0	0	0	0	2	1	0	0	2	41.00	9.67	1.97	0.00	29.36
Glen Ewen	0	0	0	0	0	18	4	1	-6	8	45.13	9.03	1.61	-14.50	19.99
Handsworth	0	0	0	0	0	1	0	0	0	1	41.96	4.20	2.90	-1.05	33.81
Liege	0	1	0	0	0	3	0	0	0	3	29.22	1.54	0.00	0.00	27.68
Medicine River Glauconitic A Unit No. 4	0	0	0	0	0	0	0	0	0	0	41.98	6.24	1.59	-0.92	33.24
Medicine River Non-Unit	0	5	0	0	1	46	18	3	0	24	38.56	15.21	2.89	-0.23	20.23
Medicine River Unit No. 4	0	0	0	0	0	0	0	0	0	0	41.32	8.62	4.83	-1.23	26.64
Medicine River Viking D Unit No. 2	0	0	0	0	0	0	0	0	0	0	42.82	6.37	4.55	-1.65	30.26
Michichi	3	0	0	0	3	128	54	6	0	68	46.04	19.25	2.25	0.00	24.54
Weirhill	5	0	0	0	5	227	9	15	0	203	45.62	1.81	3.05	0.00	40.76
Westerose	0	1	0	0	0	4	1	0	0	2	34.94	11.01	1.86	-0.13	21.95
Willesden Green Glauconitic A Unit No.1	0	0	0	0	0	2	0	0	0	2	44.42	7.83	1.25	-0.58	34.77
Total Total Corporate	8	7	0	0	10	438	88	26	-6	317	44.41	8.93	2.69	-0.62	32.18
ARTC/AGCA Adjustment	0	0	0	0	0	0	0	0	11	11	0.00	0.00	0.00	0.00	0.00
Total Corporate Incl. Adjustments	8	7	0	0	10	438	88	26	5	328	44.41	8.93	2.69	0.52	33.32

BOE Factors:	OIL	1.00000	RES GAS	6.00000	PROPANE	1.00000	ETHANE	1.00000
	COND	1.00000	SLN GAS	6.00000	BUTANE	1.00000	SULPHUR	0.00000

p:/s1035768/rems/econ/SEC_2002-12-31_Constant/_Corporate_Total_Corporate_Incl._Adjustments_RC06_boe.htm

Average 1st Year Company Oil Equivalent Value

Company: **Millennium Energy Inc.**
Property: **Corporate**

Reserve Class: **Proved Plus Probable**
Development Class: **Producing**
Pricing: **SEC (2002-12-31) Constant**
Effective Date: **January 01, 2003**

	2003 Company Production					2003 Revenue and Expenses					Average 2003 Value				
Entity Description	Oil Mbbl	Gas Mmcf	NGL Mbbl	Sulphur Mlt	Boe Mbbl	Field Revenue M$	Royalty Burdens M$	Operating Expenses M$	Other Inc.&Exp. M$	Operating Income M$	Field Revenue $/Boe	Royalty Burdens $/Boe	Operating Expenses $/Boe	Other Inc.&Exp. $/Boe	Operating Income $/Boe
Total Corporate															
Chauvin	3	0	0	0	3	133	28	38	0	67	38.59	8.05	10.92	-0.10	19.52
Condor Lower Mannville Natural Gas Unit No.	0	10	0	0	2	80	13	7	-4	57	38.62	6.16	3.20	-1.89	27.37
Craigend	0	10	0	0	2	56	10	13	3	35	34.92	6.41	7.97	1.68	22.22
Enchant	4	5	0	0	5	222	32	24	0	166	41.00	5.91	4.41	0.00	30.68
Glen Ewen	11	5	0	0	12	524	105	31	-142	246	45.13	9.03	2.69	-12.21	21.21
Handsworth	7	0	0	0	7	312	31	27	-8	246	41.96	4.20	3.68	-1.05	33.04
Liege	0	26	0	0	4	128	7	0	0	121	29.22	1.54	0.00	0.00	27.68
Medicine River Glauconitic A Unit No. 4	0	0	0	0	0	6	1	2	0	2	41.98	6.24	17.65	-0.67	17.42
Medicine River Non-Unit	4	51	2	0	15	599	100	85	-16	399	39.84	6.63	5.64	-1.04	26.52
Medicine River Unit No. 4	0	0	0	0	0	14	2	2	0	9	41.32	7.07	6.81	-0.98	26.46
Medicine River Viking D Unit No. 2	0	0	0	0	0	2	0	1	0	1	42.82	6.37	11.80	-1.01	23.65
Michichi	0	0	0	0	0	0	0	0	0	0	0.00	0.00	0.00	0.00	0.00
Weirhill	16	2	0	0	16	742	59	218	0	465	45.18	3.58	13.26	0.00	28.34
Westerose	0	68	4	0	15	520	138	61	-3	318	34.94	9.27	4.08	-0.21	21.38
Willesden Green Glauconitic A Unit No.1	1	1	0	0	1	62	10	13	0	39	44.27	7.24	9.06	-0.36	27.62
Total Total Corporate	48	178	7	0	84	3398	535	520	-171	2171	40.36	6.36	6.18	-2.03	25.79
ARTC/AGCA Adjusmtent	0	0	0	0	0	0	0	0	5	5	0.00	0.00	0.00	0.00	0.00
Total Corporate Incl. Adjustments	48	178	7	0	84	3398	535	520	-166	2177	40.36	6.36	6.18	-1.97	25.86

BOE Factors:								
	OIL	1.00000	RES GAS	6.00000	PROPANE	1.00000	ETHANE	1.00000
	COND	1.00000	SLN GAS	6.00000	BUTANE	1.00000	SULPHUR	0.00000

p:/s1035768/rems/econ/SEC_2002-12-31_Constant/_Corporate_Total_Corporate_Incl._Adjustments_RC07_boe.htm

Average 1st Year Company Oil Equivalent Value

Company: **Millennium Energy Inc.**
Property: **Corporate**

Reserve Class: **Proved Plus Probable**
Development Class: **Nonproducing**
Pricing: **SEC (2002-12-31) Constant**
Effective Date: **January 01, 2003**

Entity Description	2003 Company Production					2003 Revenue and Expenses					Average 2003 Value				
	Oil Mbbl	Gas Mmcf	NGL Mbbl	Sulphur Mlt	Boe Mbbl	Field Revenue M$	Royalty Burdens M$	Operating Expenses M$	Other Inc.&Exp. M$	Operating Income M$	Field Revenue $/Boe	Royalty Burdens $/Boe	Operating Expenses $/Boe	Other Inc.&Exp. $/Boe	Operating Income $/Boe
Total Corporate															
Chauvin	0	0	0	0	0	0	0	0	0	0	0.00	0.00	0.00	0.00	0.00
Condor Lower Mannville Natural Gas Unit No.	0	0	0	0	0	0	0	0	0	0	0.00	0.00	0.00	0.00	0.00
Craigend	0	0	0	0	0	0	0	0	0	0	0.00	0.00	0.00	0.00	0.00
Enchant	0	0	0	0	0	0	0	0	0	0	0.00	0.00	0.00	0.00	0.00
Glen Ewen	0	0	0	0	0	0	0	0	0	0	0.00	0.00	0.00	0.00	0.00
Handsworth	0	0	0	0	0	0	0	0	0	0	0.00	0.00	0.00	0.00	0.00
Liege	0	0	0	0	0	0	0	0	0	0	0.00	0.00	0.00	0.00	0.00
Medicine River Glauconitic A Unit No. 4	0	0	0	0	0	0	0	0	0	0	0.00	0.00	0.00	0.00	0.00
Medicine River Non-Unit	0	4	0	0	1	35	16	3	0	16	38.27	17.69	3.33	0.00	17.25
Medicine River Unit No. 4	0	0	0	0	0	0	0	0	0	0	0.00	0.00	0.00	0.00	0.00
Medicine River Viking D Unit No. 2	0	0	0	0	0	0	0	0	0	0	0.00	0.00	0.00	0.00	0.00
Michichi	14	0	0	0	14	649	221	46	0	382	46.04	15.67	3.28	0.00	27.09
Weirhill	4	0	0	0	4	201	7	14	0	180	45.63	1.51	3.23	0.00	40.88
Westerose	0	0	0	0	0	0	0	0	0	0	0.00	0.00	0.00	0.00	0.00
Willesden Green Glauconitic A Unit No.1	0	0	0	0	0	0	0	0	0	0	0.00	0.00	0.00	0.00	0.00
Total Total Corporate	18	4	0	0	19	885	244	64	0	578	45.58	12.55	3.27	0.00	29.76
ARTC/AGCA Adjusmtent	0	0	0	0	0	0	0	0	44	44	0.00	0.00	0.00	0.00	0.00
Total Corporate Incl. Adjustments	18	4	0	0	19	885	244	64	44	621	45.58	12.55	3.27	2.24	32.00

BOE Factors:	OIL	1.00000	RES GAS	6.00000	PROPANE	1.00000	ETHANE	1.00000
	COND	1.00000	SLN GAS	6.00000	BUTANE	1.00000	SULPHUR	0.00000

p:/s1035768/rems/econ/SEC_2002-12-31_Constant/_Corporate_Total_Corporate_Incl._Adjustments_RC19_boe.htm

Average 1st Year Company Oil Equivalent Value

Company:	**Millennium Energy Inc.**	Reserve Class:	**Proved Plus Probable**
Property:	**Corporate**	Development Class:	**Total**
		Pricing:	**SEC (2002-12-31) Constant**
		Effective Date:	**January 01, 2003**

Entity Description	2003 Company Production					2003 Revenue and Expenses					Average 2003 Value				
	Oil Mbbl	Gas Mmcf	NGL Mbbl	Sulphur Mlt	Boe Mbbl	Field Revenue M$	Royalty Burdens M$	Operating Expenses M$	Other Inc.&Exp. M$	Operating Income M$	Field Revenue $/Boe	Royalty Burdens $/Boe	Operating Expenses $/Boe	Other Inc.&Exp. $/Boe	Operating Income $/Boe
Total Corporate															
Chauvin	3	0	0	0	3	133	28	38	0	67	38.59	8.05	10.92	-0.10	19.52
Condor Lower Mannville Natural Gas Unit No.	0	10	0	0	2	80	13	7	-4	57	38.62	6.16	3.20	-1.89	27.37
Craigend	0	10	0	0	2	56	10	13	3	35	34.92	6.41	7.97	1.68	22.22
Enchant	4	5	0	0	5	222	32	24	0	166	41.00	5.91	4.41	0.00	30.68
Glen Ewen	11	5	0	0	12	524	105	31	-142	246	45.13	9.03	2.69	-12.21	21.21
Handsworth	7	0	0	0	7	312	31	27	-8	246	41.96	4.20	3.68	-1.05	33.04
Liege	0	26	0	0	4	128	7	0	0	121	29.22	1.54	0.00	0.00	27.68
Medicine River Glauconitic A Unit No. 4	0	0	0	0	0	6	1	2	0	2	41.98	6.24	17.65	-0.67	17.42
Medicine River Non-Unit	4	55	2	0	16	634	116	88	-16	415	39.75	7.27	5.51	-0.98	25.98
Medicine River Unit No. 4	0	0	0	0	0	14	2	2	0	9	41.32	7.07	6.81	-0.98	26.46
Medicine River Viking D Unit No. 2	0	0	0	0	0	2	0	1	0	1	42.82	6.37	11.80	-1.01	23.65
Michichi	14	0	0	0	14	649	221	46	0	382	46.04	15.67	3.28	0.00	27.09
Weirhill	21	2	0	0	21	943	65	232	0	645	45.28	3.14	11.14	0.00	31.00
Westerose	0	68	4	0	15	520	138	61	-3	318	34.94	9.27	4.08	-0.21	21.38
Willesden Green Glauconitic A Unit No.1	1	1	0	0	1	62	10	13	0	39	44.27	7.24	9.06	-0.36	27.62
Total Total Corporate	66	182	7	0	104	4283	779	584	-171	2749	41.34	7.52	5.64	-1.65	26.54
ARTC/AGCA Adjusmtent	0	0	0	0	0	0	0	0	49	49	0.00	0.00	0.00	0.00	0.00
Total Corporate Incl. Adjustments	66	182	7	0	104	4283	779	584	-122	2798	41.34	7.52	5.64	-1.18	27.01

BOE Factors:								
	OIL	1.00000	RES GAS	6.00000	PROPANE	1.00000	ETHANE	1.00000
	COND	1.00000	SLN GAS	6.00000	BUTANE	1.00000	SULPHUR	0.00000

p:/s1035768/rems/econ/SEC_2002-12-31_Constant/_Corporate_Total_Corporate_Incl._Adjustments_RC09_boe.htm

Average 1st Year Company Oil Equivalent Value

Company: **Millennium Energy Inc.**
Property: **Corporate**

Reserve Class: **Established**
Development Class: **Producing**
Pricing: **SEC (2002-12-31) Constant**
Effective Date: **January 01, 2003**

	2003 Company Production					2003 Revenue and Expenses					Average 2003 Value				
Entity Description	Oil Mbbl	Gas Mmcf	NGL Mbbl	Sulphur Mlt	Boe Mbbl	Field Revenue M$	Royalty Burdens M$	Operating Expenses M$	Other Inc.&Exp. M$	Operating Income M$	Field Revenue $/Boe	Royalty Burdens $/Boe	Operating Expenses $/Boe	Other Inc.&Exp. $/Boe	Operating Income $/Boe
Total Corporate															
Chauvin	3	0	0	0	3	132	27	38	0	66	38.59	8.02	11.01	-0.10	19.46
Condor Lower Mannville Natural Gas Unit No.	0	10	0	0	2	79	13	7	-4	56	38.62	6.16	3.21	-1.89	27.36
Craigend	0	9	0	0	2	55	10	13	3	35	34.92	6.39	8.04	1.68	22.16
Enchant	4	5	0	0	5	221	32	24	0	165	41.00	5.89	4.43	0.00	30.69
Glen Ewen	11	5	0	0	11	515	103	31	-139	242	45.13	9.03	2.71	-12.17	21.23
Handsworth	7	0	0	0	7	311	31	27	-8	245	41.96	4.20	3.68	-1.05	33.04
Liege	0	26	0	0	4	126	7	0	0	120	29.22	1.54	0.00	0.00	27.68
Medicine River Glauconitic A Unit No. 4	0	0	0	0	0	6	1	2	0	2	41.98	6.24	17.83	-0.67	17.24
Medicine River Non-Unit	4	50	2	0	15	594	99	85	-16	395	39.84	6.63	5.68	-1.04	26.48
Medicine River Unit No. 4	0	0	0	0	0	14	2	2	0	9	41.32	7.05	6.84	-0.97	26.45
Medicine River Viking D Unit No. 2	0	0	0	0	0	2	0	1	0	1	42.82	6.37	11.89	-1.00	23.56
Michichi	0	0	0	0	0	0	0	0	0	0	0.00	0.00	0.00	0.00	0.00
Weirhill	16	2	0	0	16	728	58	217	0	454	45.17	3.57	13.47	0.00	28.13
Westerose	0	67	4	0	15	518	137	61	-3	317	34.94	9.26	4.09	-0.21	21.38
Willesden Green Glauconitic A Unit No.1	1	1	0	0	1	61	10	13	0	38	44.26	7.22	9.21	-0.35	27.48
Total Total Corporate	47	176	7	0	83	3361	530	519	-168	2145	40.35	6.36	6.23	-2.01	25.75
ARTC/AGCA Adjusmtent	0	0	0	0	0	0	0	0	5	5	0.00	0.00	0.00	0.00	0.00
Total Corporate Incl. Adjustments	47	176	7	0	83	3361	530	519	-163	2150	40.35	6.36	6.23	-1.95	25.81

BOE Factors:	OIL	1.00000	RES GAS	6.00000	PROPANE	1.00000	ETHANE	1.00000
	COND	1.00000	SLN GAS	6.00000	BUTANE	1.00000	SULPHUR	0.00000

p:/s1035768/rems/econ/SEC_2002-12-31_Constant/_Corporate_Total_Corporate_Incl._Adjustments_RC22_boe.htm

Average 1st Year Company Oil Equivalent Value

Company: **Millennium Energy Inc.**
Property: **Corporate**

Reserve Class: **Established**
Development Class: **Total**
Pricing: **SEC (2002-12-31) Constant**
Effective Date: **January 01, 2003**

	2003 Company Production					2003 Revenue and Expenses					Average 2003 Value				
Entity Description	Oil Mbbl	Gas Mmcf	NGL Mbbl	Sulphur Mlt	Boe Mbbl	Field Revenue M$	Royalty Burdens M$	Operating Expenses M$	Other Inc.&Exp. M$	Operating Income M$	Field Revenue $/Boe	Royalty Burdens $/Boe	Operating Expenses $/Boe	Other Inc.&Exp. $/Boe	Operating Income $/Boe
Total Corporate															
Chauvin	3	0	0	0	3	132	27	38	0	66	38.59	8.02	11.01	-0.10	19.46
Condor Lower Mannville Natural Gas Unit No.	0	10	0	0	2	79	13	7	-4	56	38.62	6.16	3.21	-1.89	27.36
Craigend	0	9	0	0	2	55	10	13	3	35	34.92	6.39	8.04	1.68	22.16
Enchant	4	5	0	0	5	221	32	24	0	165	41.00	5.89	4.43	0.00	30.69
Glen Ewen	11	5	0	0	11	515	103	31	-139	242	45.13	9.03	2.71	-12.17	21.23
Handsworth	7	0	0	0	7	311	31	27	-8	245	41.96	4.20	3.68	-1.05	33.04
Liege	0	26	0	0	4	126	7	0	0	120	29.22	1.54	0.00	0.00	27.68
Medicine River Glauconitic A Unit No. 4	0	0	0	0	0	6	1	2	0	2	41.98	6.24	17.83	-0.67	17.24
Medicine River Non-Unit	4	52	2	0	15	611	107	86	-16	403	39.79	6.96	5.61	-1.01	26.20
Medicine River Unit No. 4	0	0	0	0	0	14	2	2	0	9	41.32	7.05	6.84	-0.97	26.45
Medicine River Viking D Unit No. 2	0	0	0	0	0	2	0	1	0	1	42.82	6.37	11.89	-1.00	23.56
Michichi	13	0	0	0	13	585	194	43	0	348	46.04	15.27	3.39	0.00	27.37
Weirhill	18	2	0	0	18	829	61	224	0	544	45.23	3.33	12.24	0.00	29.67
Westerose	0	67	4	0	15	518	137	61	-3	317	34.94	9.26	4.09	-0.21	21.38
Willesden Green Glauconitic A Unit No.1	1	1	0	0	1	61	10	13	0	38	44.26	7.22	9.21	-0.35	27.48
Total Total Corporate	62	178	7	0	99	4064	735	571	-168	2591	41.19	7.45	5.78	-1.70	26.25
ARTC/AGCA Adjusmtent	0	0	0	0	0	0	0	0	43	43	0.00	0.00	0.00	0.00	0.00
Total Corporate Incl. Adjustments	62	178	7	0	99	4064	735	571	-125	2634	41.19	7.45	5.78	-1.26	26.69

BOE Factors:	OIL	1.00000	RES GAS	6.00000	PROPANE	1.00000	ETHANE	1.00000
	COND	1.00000	SLN GAS	6.00000	BUTANE	1.00000	SULPHUR	0.00000

p:/s1035768/rems/econ/SEC_2002-12-31_Constant/_Corporate_Total_Corporate_Incl._Adjustments_RC10_boe.htm

Company Daily Oil Production (bbl)

Company: **Millennium Energy Inc.**
Property: **Corporate**

Reserve Class: **Proved**
Development Class: **Producing**
Pricing: **SEC (2002-12-31) Constant**
Effective Date: **January 01, 2003**

Entity Description	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	Subtotal	Remainder	Total
Total Corporate															
Chauvin	9	7	6	5	4	3	3	2	1	1	1	1	15	0	16
Condor Lower Mannville Natural Gas Unit No.	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Craigend	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Enchant	12	9	7	5	4	3	3	2	2	0	0	0	17	0	17
Glen Ewen	28	17	11	8	6	5	4	3	2	1	0	0	31	0	31
Handsworth	20	16	12	7	5	4	4	3	3	2	2	2	29	3	32
Liege	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Medicine River Glauconitic A Unit No. 4	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Medicine River Non-Unit	12	10	8	7	7	6	6	5	5	4	4	3	28	12	40
Medicine River Unit No. 4	1	0	0	0	0	0	0	0	0	0	0	0	1	0	1
Medicine River Viking D Unit No. 2	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Michichi	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Weirhill	43	33	24	20	17	12	10	8	7	6	5	4	69	3	72
Westerose	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Willesden Green Glauconitic A Unit No.1	3	3	2	2	1	1	1	1	1	0	0	0	6	0	6
Total Total Corporate	128	95	72	55	45	36	30	24	20	15	12	10	198	19	216
ARTC/AGCA Adjusmtent	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Total Corporate Incl. Adjustments	128	95	72	55	45	36	30	24	20	15	12	10	198	19	216

p:/s1035768/rems/econ/SEC_2002-12-31_Constant/_Corporate_Total_Corporate_Incl._Adjustments_RC01_oil.htm

Company Daily Oil Production (bbl)

Company: **Millennium Energy Inc.**
Property: **Corporate**

Reserve Class: **Total Proved**
Development Class: **Nonproducing**
Pricing: **SEC (2002-12-31) Constant**
Effective Date: **January 01, 2003**

Entity Description	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	Subtotal	Remainder	Total
Total Corporate															
Chauvin	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Condor Lower Mannville Natural Gas Unit No.	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Craigend	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Enchant	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Glen Ewen	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Handsworth	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Liege	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Medicine River Glauconitic A Unit No. 4	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Medicine River Non-Unit	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Medicine River Unit No. 4	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Medicine River Viking D Unit No. 2	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Michichi	31	30	26	24	21	18	16	14	12	10	9	8	79358	14176	93534
Weirhill	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Westerose	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Willesden Green Glauconitic A Unit No.1	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Total Total Corporate	31	30	26	24	21	18	16	14	12	10	9	8	79358	14176	93534
ARTC/AGCA Adjusmtent	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Total Corporate Incl. Adjustments	31	30	26	24	21	18	16	14	12	10	9	8	79358	14176	93534

p:/s1035768/rems/econ/SEC_2002-12-31_Constant/_Corporate_Total_Corporate_Incl._Adjustments_RC13_oil.htm

Company Daily Oil Production (bbl)

Company: **Millennium Energy Inc.**
Property: **Corporate**

Reserve Class: **Proved**
Development Class: **Total**
Pricing: **SEC (2002-12-31) Constant**
Effective Date: **January 01, 2003**

Entity Description	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	Subtotal	Remainder	Total
Total Corporate															
Chauvin	9	7	6	5	4	3	3	2	1	1	1	1	15	0	16
Condor Lower Mannville Natural Gas Unit No.	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Craigend	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Enchant	12	9	7	5	4	3	3	2	2	0	0	0	17	0	17
Glen Ewen	28	17	11	8	6	5	4	3	2	1	0	0	31	0	31
Handsworth	20	16	12	7	5	4	4	3	3	2	2	2	29	3	32
Liege	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Medicine River Glauconitic A Unit No. 4	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Medicine River Non-Unit	12	10	8	7	7	6	6	5	5	4	4	3	28	12	40
Medicine River Unit No. 4	1	0	0	0	0	0	0	0	0	0	0	0	1	0	1
Medicine River Viking D Unit No. 2	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Michichi	31	30	26	24	21	18	16	14	12	10	9	8	79	14	94
Weirhill	43	33	24	20	17	12	10	8	7	6	5	4	69	3	72
Westerose	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Willesden Green Glauconitic A Unit No.1	3	3	2	2	1	1	1	1	1	0	0	0	6	0	6
Total Total Corporate	159	·125	97	79	66	54	45	38	32	25	21	18	277	33	310
ARTC/AGCA Adjusmtent	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Total Corporate Incl. Adjustments	159	125	97	79	66	54	45	38	32	25	21	18	277	33	310

p:/s1035768/rems/econ/SEC_2002-12-31_Constant/_Corporate_Total_Corporate_Incl._Adjustments_RC03_oil.htm

Company Daily Oil Production (bbl)

Company: **Millennium Energy Inc.**
Property: **Corporate**

Reserve Class: **Probable**
Development Class: **Producing**
Pricing: **SEC (2002-12-31) Constant**
Effective Date: **January 01, 2003**

Entity Description	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	Subtotal	Remainder	Total
Total Corporate															
Chauvin	0	0	1	1	1	1	1	1	1	0	0	0	2549	828	3377
Condor Lower Mannville Natural Gas Unit No.	0	0	0	0	0	0	0	0	0	0	0	0	62	30	92
Craigend	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Enchant	0	0	1	1	1	1	1	1	1	2	2	2	4297	48	4345
Glen Ewen	1	2	2	2	2	2	1	2	2	2	3	1	7500	500	8000
Handsworth	0	0	0	0	1	1	1	1	1	1	1	1	2094	4573	6667
Liege	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Medicine River Glauconitic A Unit No. 4	0	0	0	0	0	0	0	0	0	0	0	0	120	0	120
Medicine River Non-Unit	0	0	1	1	0	0	1	1	1	1	1	1	2451	7772	10224
Medicine River Unit No. 4	0	0	0	0	0	0	0	0	0	0	0	0	180	387	567
Medicine River Viking D Unit No. 2	0	0	0	0	0	0	0	0	0	0	0	0	50	23	73
Michichi	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Weirhill	2	3	6	4	3	6	7	7	5	3	3	3	18573	15594	34167
Westerose	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Willesden Green Glauconitic A Unit No.1	0	0	0	0	1	1	1	0	1	1	1	0	2459	121	2580
Total Total Corporate	3	7	11	8	9	11	11	11	10	10	10	8	40336	29876	70212
ARTC/AGCA Adjusmtent	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Total Corporate Incl. Adjustments	3	7	11	8	9	11	11	11	10	10	10	8	40336	29876	70212

p:/s1035768/rems/econ/SEC_2002-12-31_Constant/_Corporate_Total_Corporate_Incl._Adjustments_RC04_oil.htm

Company Daily Oil Production (bbl)

Company: **Millennium Energy Inc.**
Property: **Corporate**

Reserve Class: **Probable**
Development Class: **Nonproducing**
Pricing: **SEC (2002-12-31) Constant**
Effective Date: **January 01, 2003**

Entity Description	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	Subtotal	Remainder	Total
Total Corporate															
Chauvin	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Condor Lower Mannville Natural Gas Unit No.	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Craigend	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Enchant	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Glen Ewen	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Handsworth	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Liege	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Medicine River Glauconitic A Unit No. 4	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Medicine River Non-Unit	0	0	0	0	0	0	0	0	0	0	0	0	234	449	683
Medicine River Unit No. 4	0	0	0	0	0	0	0	0	0	0	0	0	325	100	426
Medicine River Viking D Unit No. 2	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Michichi	8	7	7	6	4	4	3	3	2	2	1	1	17126	1943	19069
Weirhill	12	26	22	19	17	14	13	11	10	9	8	7	61078	13922	75000
Westerose	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Willesden Green Glauconitic A Unit No.1	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Total Total Corporate	20	33	29	25	21	18	16	14	12	11	9	8	78764	16414	95178
ARTC/AGCA Adjusmtent	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Total Corporate Incl. Adjustments	20	33	29	25	21	18	16	14	12	11	9	8	78764	16414	95178

p:/s1035768/rems/econ/SEC_2002-12-31_Constant/_Corporate_Total_Corporate_Incl._Adjustments_RC15_oil.htm

Company Daily Oil Production (bbl)

Company: **Millennium Energy Inc.**
Property: **Corporate**

Reserve Class: **Probable**
Development Class: **Total**
Pricing: **SEC (2002-12-31) Constant**
Effective Date: **January 01, 2003**

Entity Description	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	Subtotal	Remainder	Total
Total Corporate															
Chauvin	0	0	1	1	1	1	1	1	1	0	0	0	3	1	3
Condor Lower Mannville Natural Gas Unit No.	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Craigend	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Enchant	0	0	1	1	1	1	1	1	1	2	2	2	4	0	4
Glen Ewen	1	2	2	2	2	2	1	2	2	2	3	1	8	0	8
Handsworth	0	0	0	0	1	1	1	1	1	1	1	1	2	5	7
Liege	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Medicine River Glauconitic A Unit No. 4	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Medicine River Non-Unit	0	1	1	1	1	0	1	1	1	1	1	1	3	8	11
Medicine River Unit No. 4	0	0	0	0	0	0	0	0	0	0	0	0	1	0	1
Medicine River Viking D Unit No. 2	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Michichi	8	7	7	6	4	4	3	3	2	2	1	1	17	2	19
Weirhill	14	29	28	23	20	21	19	18	14	12	11	10	80	30	109
Westerose	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Willesden Green Glauconitic A Unit No.1	0	0	0	0	1	1	1	0	1	1	1	0	2	0	3
Total Total Corporate	23	40	40	33	30	29	27	25	22	21	19	17	119	46	165
ARTC/AGCA Adjusmtent	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Total Corporate Incl. Adjustments	23	40	40	33	30	29	27	25	22	21	19	17	119	46	165

p:/s1035768/rems/econ/SEC_2002-12-31_Constant/_Corporate_Total_Corporate_Incl._Adjustments_RC06_oil.htm

Company Daily Oil Production (bbl)

Company: **Millennium Energy Inc.**
Property: **Corporate**

Reserve Class: **Proved Plus Probable**
Development Class: **Producing**
Pricing: **SEC (2002-12-31) Constant**
Effective Date: **January 01, 2003**

Entity Description	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	Subtotal	Remainder	Total
Total Corporate															
Chauvin	9	8	7	5	4	4	3	3	2	2	1	1	18	1	19
Condor Lower Mannville Natural Gas Unit No.	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Craigend	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Enchant	12	9	7	6	5	4	4	3	3	2	2	2	21	0	22
Glen Ewen	29	19	13	10	8	6	5	4	4	3	3	1	39	0	39
Handsworth	20	16	13	7	6	5	4	4	3	3	3	2	31	8	39
Liege	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Medicine River Glauconitic A Unit No. 4	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Medicine River Non-Unit	12	10	9	8	7	7	6	6	5	5	5	4	30	20	50
Medicine River Unit No. 4	1	1	0	0	0	0	0	0	0	0	0	0	1	1	2
Medicine River Viking D Unit No. 2	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Michichi	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Weirhill	44	36	30	24	21	19	16	15	11	9	8	7	87	19	106
Westerose	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Willesden Green Glauconitic A Unit No.1	3	3	3	2	2	2	2	1	1	1	1	0	8	0	8
Total Total Corporate	131	102	82	64	54	47	41	36	30	25	22	19	238	48	286
ARTC/AGCA Adjusmtent	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Total Corporate Incl. Adjustments	131	102	82	64	54	47	41	36	30	25	22	19	238	48	286

p:/s1035768/rems/econ/SEC_2002-12-31_Constant/_Corporate_Total_Corporate_Incl._Adjustments_RC07_oil.htm

Company Daily Oil Production (bbl)

Company: **Millennium Energy Inc.**
Property: **Corporate**

Reserve Class: **Proved Plus Probable**
Development Class: **Nonproducing**
Pricing: **SEC (2002-12-31) Constant**
Effective Date: **January 01, 2003**

Entity Description	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	Subtotal	Remainder	Total
Total Corporate															
Chauvin	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Condor Lower Mannville Natural Gas Unit No.	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Craigend	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Enchant	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Glen Ewen	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Handsworth	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Liege	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Medicine River Glauconitic A Unit No. 4	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Medicine River Non-Unit	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1
Medicine River Unit No. 4	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Medicine River Viking D Unit No. 2	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Michichi	39	37	33	29	25	22	19	16	14	12	10	9	96	16	113
Weirhill	12	26	22	19	17	14	13	11	10	9	8	7	61	14	75
Westerose	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Willesden Green Glauconitic A Unit No.1	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Total Total Corporate	51	63	55	48	42	36	31	27	24	21	18	16	158	31	189
ARTC/AGCA Adjusmtent	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Total Corporate Incl. Adjustments	51	63	55	48	42	36	31	27	24	21	18	16	158	31	189

p:/s1035768/rems/econ/SEC_2002-12-31_Constant/_Corporate_Total_Corporate_Incl._Adjustments_RC19_oil.htm

Company Daily Oil Production (bbl)

Company: **Millennium Energy Inc.**
Property: **Corporate**

Reserve Class: **Proved Plus Probable**
Development Class: **Total**
Pricing: **SEC (2002-12-31) Constant**
Effective Date: **January 01, 2003**

Entity Description	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	Subtotal	Remainder	Total
Total Corporate															
Chauvin	9	8	7	5	4	4	3	3	2	2	1	1	18	1	19
Condor Lower Mannville Natural Gas Unit No.	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Craigend	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Enchant	12	9	7	6	5	4	4	3	3	2	2	2	21	0	22
Glen Ewen	29	19	13	10	8	6	5	4	4	3	3	1	39	0	39
Handsworth	20	16	13	7	6	5	4	4	3	3	3	2	31	8	39
Liege	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Medicine River Glauconitic A Unit No. 4	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Medicine River Non-Unit	12	10	9	8	7	7	6	6	5	5	5	4	31	20	51
Medicine River Unit No. 4	1	1	1	1	0	0	0	0	0	0	0	0	2	1	2
Medicine River Viking D Unit No. 2	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Michichi	39	37	33	29	25	22	19	16	14	12	10	9	96	16	113
Weirhill	56	62	52	43	37	33	29	26	21	17	16	14	149	33	181
Westerose	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Willesden Green Glauconitic A Unit No.1	3	3	3	2	2	2	2	1	1	1	1	0	8	0	8
Total Total Corporate	182	165	137	112	96	83	72	63	54	46	41	35	396	79	475
ARTC/AGCA Adjusmtent	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Total Corporate Incl. Adjustments	182	165	137	112	96	83	72	63	54	46	41	35	396	79	475

p:/s1035768/rems/econ/SEC_2002-12-31_Constant/_Corporate_Total_Corporate_Incl._Adjustments_RC09_oil.htm

Company Daily Oil Production (bbl)

Company: **Millennium Energy Inc.**
Property: **Corporate**

Reserve Class: **Established**
Development Class: **Producing**
Pricing: **SEC (2002-12-31) Constant**
Effective Date: **January 01, 2003**

Entity Description	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	Subtotal	Remainder	Total
Total Corporate															
Chauvin	9	8	6	5	4	3	3	2	2	1	1	1	17	1	17
Condor Lower Mannville Natural Gas Unit No.	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Craigend	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Enchant	12	9	7	6	5	4	3	3	2	1	1	1	19	0	19
Glen Ewen	29	18	12	9	7	6	5	4	3	2	1	1	35	0	35
Handsworth	20	16	12	7	6	5	4	3	3	3	2	2	30	5	36
Liege	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Medicine River Glauconitic A Unit No. 4	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Medicine River Non-Unit	12	10	9	8	7	6	6	5	5	5	4	4	29	16	45
Medicine River Unit No. 4	1	0	0	0	0	0	0	0	0	0	0	0	1	0	2
Medicine River Viking D Unit No. 2	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Michichi	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Weirhill	43	35	27	22	19	15	13	11	9	7	6	6	78	11	89
Westerose	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Willesden Green Glauconitic A Unit No.1	3	3	3	2	2	2	1	1	1	1	0	0	7	0	7
Total Total Corporate	130	99	77	59	49	41	35	30	25	20	17	14	218	34	251
ARTC/AGCA Adjusmtent	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Total Corporate Incl. Adjustments	130	99	77	59	49	41	35	30	25	20	17	14	218	34	251

p:/s1035768/rems/econ/SEC_2002-12-31_Constant/_Corporate_Total_Corporate_Incl._Adjustments_RC22_oil.htm

Company Daily Oil Production (bbl)

Company: **Millennium Energy Inc.**
Property: **Corporate**

Reserve Class: **Established**
Development Class: **Total**
Pricing: **SEC (2002-12-31) Constant**
Effective Date: **January 01, 2003**

Entity Description	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	Subtotal	Remainder	Total
Total Corporate															
Chauvin	9	8	6	5	4	3	3	2	2	1	1	1	17	1	17
Condor Lower Mannville Natural Gas Unit No.	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Craigend	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Enchant	12	9	7	6	5	4	3	3	2	1	1	1	19	0	19
Glen Ewen	29	18	12	9	7	6	5	4	3	2	1	1	35	0	35
Handsworth	20	16	12	7	6	5	4	3	3	3	2	2	30	5	36
Liege	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Medicine River Glauconitic A Unit No. 4	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Medicine River Non-Unit	12	10	9	8	7	6	6	5	5	5	4	4	29	16	45
Medicine River Unit No. 4	1	0	0	0	0	0	0	0	0	0	0	0	1	0	2
Medicine River Viking D Unit No. 2	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Michichi	35	33	29	26	23	20	17	15	13	11	10	8	88	15	103
Weirhill	49	48	38	32	27	23	19	17	14	12	10	9	109	18	127
Westerose	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Willesden Green Glauconitic A Unit No.1	3	3	3	2	2	2	1	1	1	1	0	0	7	0	7
Total Total Corporate	171	145	117	95	81	68	59	51	43	36	31	26	337	56	392
ARTC/AGCA Adjusmtent	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Total Corporate Incl. Adjustments	171	145	117	95	81	68	59	51	43	36	31	26	337	56	392

p:/s1035768/rems/econ/SEC_2002-12-31_Constant/_Corporate_Total_Corporate_Incl._Adjustments_RC10_oil.htm

Company Daily Gas Production (Mcf)

Company: **Millennium Energy Inc.**
Property: **Corporate**

Reserve Class: **Proved**
Development Class: **Producing**
Pricing: **SEC (2002-12-31) Constant**
Effective Date: **January 01, 2003**

Entity Description	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	Subtotal	Remainder	Total
Total Corporate															
Chauvin	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Condor Lower Mannville Natural Gas Unit No.	26	23	20	17	15	13	11	10	9	8	7	3	59	0	59
Craigend	25	20	15	0	0	0	0	0	0	0	0	0	22	0	22
Enchant	14	11	10	8	6	5	5	4	3	0	0	0	24	0	24
Glen Ewen	14	9	6	4	3	2	2	1	1	1	0	0	16	0	16
Handsworth	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Liege	70	56	45	35	27	21	16	12	5	5	4	3	109	1	110
Medicine River Glauconitic A Unit No. 4	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Medicine River Non-Unit	136	111	91	74	61	51	43	37	32	28	25	22	259	56	315
Medicine River Unit No. 4	1	1	1	1	1	0	0	0	0	0	0	0	2	0	3
Medicine River Viking D Unit No. 2	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Michichi	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Weirhill	4	3	3	2	2	1	1	1	0	0	0	0	6	0	6
Westerose	184	164	146	130	117	104	92	83	74	67	61	56	467	228	694
Willesden Green Glauconitic A Unit No.1	2	2	1	1	1	1	1	1	0	0	0	0	4	0	4
Total Total Corporate	479	399	339	273	233	199	171	149	125	108	97	85	970	285	1255
ARTC/AGCA Adjusmtent	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Total Corporate Incl. Adjustments	479	399	339	273	233	199	171	149	125	108	97	85	970	285	1255

p:/s1035768/rems/econ/SEC_2002-12-31_Constant/_Corporate_Total_Corporate_Incl._Adjustments_RC01_gas.htm

Company Daily Gas Production (Mcf)

Company: **Millennium Energy Inc.**
Property: **Corporate**

Reserve Class: **Proved**
Development Class: **Total**
Pricing: **SEC (2002-12-31) Constant**
Effective Date: **January 01, 2003**

Entity Description	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	Subtotal	Remainder	Total
Total Corporate															
Chauvin	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Condor Lower Mannville Natural Gas Unit No.	26	23	20	17	15	13	11	10	9	8	7	3	59	0	59
Craigend	25	20	15	0	0	0	0	0	0	0	0	0	22	0	22
Enchant	14	11	10	8	6	5	5	4	3	0	0	0	24	0	24
Glen Ewen	14	9	6	4	3	2	2	1	1	1	0	0	16	0	16
Handsworth	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Liege	70	56	45	35	27	21	16	12	5	5	4	3	109	1	110
Medicine River Glauconitic A Unit No. 4	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Medicine River Non-Unit	136	111	91	74	61	51	43	37	32	28	25	22	259	56	315
Medicine River Unit No. 4	1	1	1	1	1	0	0	0	0	0	0	0	2	0	3
Medicine River Viking D Unit No. 2	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Michichi	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Weirhill	4	3	3	2	2	1	1	1	0	0	0	0	6	0	6
Westerose	184	164	146	130	117	104	92	83	74	67	61	56	467	228	694
Willesden Green Glauconitic A Unit No.1	2	2	1	1	1	1	1	1	0	0	0	0	4	0	4
Total Total Corporate	479	399	339	273	233	199	171	149	125	108	97	85	970	285	1255
ARTC/AGCA Adjusmtent	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Total Corporate Incl. Adjustments	479	399	339	273	233	199	171	149	125	108	97	85	970	285	1255

p:/s1035768/rems/econ/SEC_2002-12-31_Constant/_Corporate_Total_Corporate_Incl._Adjustments_RC03_gas.htm

Company Daily Gas Production (Mcf)

Company: **Millennium Energy Inc.**
Property: **Corporate**

Reserve Class: **Probable**
Development Class: **Producing**
Pricing: **SEC (2002-12-31) Constant**
Effective Date: **January 01, 2003**

Entity Description	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	Subtotal	Remainder	Total
Total Corporate															
Chauvin	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Condor Lower Mannville Natural Gas Unit No.	0	1	1	2	2	2	2	2	2	2	2	5	9	10	20
Craigend	1	2	2	14	0	0	0	0	0	0	0	0	7	0	7
Enchant	0	0	1	1	1	1	1	1	2	4	4	3	7	0	7
Glen Ewen	1	1	1	1	1	1	1	1	1	1	1	1	4	0	4
Handsworth	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Liege	2	4	5	7	8	9	7	8	9	8	6	2	27	6	33
Medicine River Glauconitic A Unit No. 4	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Medicine River Non-Unit	3	5	8	10	10	8	8	6	6	6	5	5	29	42	71
Medicine River Unit No. 4	0	0	0	0	0	0	0	0	0	0	0	0	0	1	1
Medicine River Viking D Unit No. 2	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Michichi	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Weirhill	0	0	0	0	0	0	0	0	1	0	0	0	1	0	1
Westerose	1	3	5	7	8	10	11	12	12	12	9	10	37	82	119
Willesden Green Glauconitic A Unit No.1	0	0	0	0	0	0	0	0	0	1	1	0	2	0	2
Total Total Corporate	8	16	23	42	30	31	32	31	33	35	29	27	123	142	266
ARTC/AGCA Adjusmtent	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Total Corporate Incl. Adjustments	8	16	23	42	30	31	32	31	33	35	29	27	123	142	266

p:/s1035768/rems/econ/SEC_2002-12-31_Constant/_Corporate_Total_Corporate_Incl._Adjustments_RC04_gas.htm

Company Daily Gas Production (Mcf)

Company: **Millennium Energy Inc.**
Property: **Corporate**

Reserve Class: **Probable**
Development Class: **Nonproducing**
Pricing: **SEC (2002-12-31) Constant**
Effective Date: **January 01, 2003**

Entity Description	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	Subtotal	Remainder	Total
Total Corporate															
Chauvin	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Condor Lower Mannville Natural Gas Unit No.	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Craigend	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Enchant	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Glen Ewen	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Handsworth	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Liege	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Medicine River Glauconitic A Unit No. 4	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Medicine River Non-Unit	12	136	170	106	72	63	52	38	30	14	11	9	260	8	268
Medicine River Unit No. 4	0	0	0	0	0	0	0	0	0	0	0	0	1	0	1
Medicine River Viking D Unit No. 2	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Michichi	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Weirhill	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Westerose	0	0	15	8	5	3	2	2	1	1	0	0	14	0	14
Willesden Green Glauconitic A Unit No.1	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Total Total Corporate	12	136	185	115	78	66	54	39	31	15	11	9	275	8	283
ARTC/AGCA Adjusmtent	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Total Corporate Incl. Adjustments	12	136	185	115	78	66	54	39	31	15	11	9	275	8	283

p:/s1035768/rems/econ/SEC_2002-12-31_Constant/_Corporate_Total_Corporate_Incl._Adjustments_RC15_gas.htm

Company Daily Gas Production (Mcf)

Company: **Millennium Energy Inc.**
Property: **Corporate**

Reserve Class: **Probable**
Development Class: **Total**
Pricing: **SEC (2002-12-31) Constant**
Effective Date: **January 01, 2003**

Entity Description	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	Subtotal	Remainder	Total
Total Corporate															
Chauvin	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Condor Lower Mannville Natural Gas Unit No.	0	1	1	2	2	2	2	2	2	2	2	5	9	10	20
Craigend	1	2	2	14	0	0	0	0	0	0	0	0	7	0	7
Enchant	0	0	1	1	1	1	1	1	2	4	4	3	7	0	7
Glen Ewen	1	1	1	1	1	1	1	1	1	1	1	1	4	0	4
Handsworth	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Liege	2	4	5	7	8	9	7	8	9	8	6	2	27	6	33
Medicine River Glauconitic A Unit No. 4	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Medicine River Non-Unit	15	141	177	116	83	71	60	44	35	20	16	14	289	50	339
Medicine River Unit No. 4	0	0	0	0	0	0	0	0	0	0	0	0	1	1	2
Medicine River Viking D Unit No. 2	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Michichi	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Weirhill	0	0	0	0	0	0	0	0	1	0	0	0	1	0	1
Westerose	1	3	20	16	13	13	13	14	13	13	9	10	50	82	133
Willesden Green Glauconitic A Unit No.1	0	0	0	0	0	0	0	0	0	1	1	0	2	0	2
Total Total Corporate	20	152	209	157	108	97	86	71	64	50	40	36	398	150	548
ARTC/AGCA Adjusmtent	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Total Corporate Incl. Adjustments	20	152	209	157	108	97	86	71	64	50	40	36	398	150	548

p:/s1035768/rems/econ/SEC_2002-12-31_Constant/_Corporate_Total_Corporate_Incl._Adjustments_RC06_gas.htm

Company Daily Gas Production (Mcf)

Company:	**Millennium Energy Inc.**	Reserve Class:	**Proved Plus Probable**
Property:	**Corporate**	Development Class:	**Producing**
		Pricing:	**SEC (2002-12-31) Constant**
		Effective Date:	**January 01, 2003**

Entity Description	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	Subtotal	Remainder	Total
Total Corporate															
Chauvin	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Condor Lower Mannville Natural Gas Unit No.	27	24	21	19	17	15	14	12	11	10	9	9	68	10	79
Craigend	26	22	18	14	0	0	0	0	0	0	0	0	29	0	29
Enchant	14	11	11	9	7	6	6	5	5	4	4	3	32	0	32
Glen Ewen	15	10	7	5	4	3	3	2	2	2	1	1	20	0	20
Handsworth	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Liege	72	59	50	42	35	30	23	19	15	13	10	5	136	8	144
Medicine River Glauconitic A Unit No. 4	0	0	0	0	0	0	0	0	0	0	0	0	1	0	1
Medicine River Non-Unit	139	117	99	84	72	59	51	43	38	34	30	27	289	97	386
Medicine River Unit No. 4	1	1	1	1	1	1	1	0	0	0	0	0	3	1	4
Medicine River Viking D Unit No. 2	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Michichi	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Weirhill	4	3	3	2	2	2	1	1	1	0	0	0	7	0	7
Westerose	185	167	151	138	125	114	104	95	85	79	70	66	503	310	813
Willesden Green Glauconitic A Unit No.1	2	2	2	2	1	1	1	1	1	1	1	0	5	0	5
Total Total Corporate	486	415	362	315	264	230	204	180	158	143	126	112	1093	427	1520
ARTC/AGCA Adjusmtent	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Total Corporate Incl. Adjustments	486	415	362	315	264	230	204	180	158	143	126	112	1093	427	1520

p:/s1035768/rems/econ/SEC_2002-12-31_Constant/_Corporate_Total_Corporate_Incl._Adjustments_RC07_gas.htm

Company Daily Gas Production (Mcf)

Company: **Millennium Energy Inc.**
Property: **Corporate**

Reserve Class: **Proved Plus Probable**
Development Class: **Nonproducing**
Pricing: **SEC (2002-12-31) Constant**
Effective Date: **January 01, 2003**

Entity Description	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	Subtotal	Remainder	Total
Total Corporate															
Chauvin	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Condor Lower Mannville Natural Gas Unit No.	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Craigend	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Enchant	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Glen Ewen	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Handsworth	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Liege	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Medicine River Glauconitic A Unit No. 4	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Medicine River Non-Unit	12	136	170	106	72	63	52	38	30	14	11	9	260	8	268
Medicine River Unit No. 4	0	0	0	0	0	0	0	0	0	0	0	0	1	0	1
Medicine River Viking D Unit No. 2	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Michichi	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Weirhill	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Westerose	0	0	15	8	5	3	2	2	1	1	0	0	14	0	14
Willesden Green Glauconitic A Unit No.1	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Total Total Corporate	12	136	185	115	78	66	54	39	31	15	11	9	275	8	283
ARTC/AGCA Adjusmtent	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Total Corporate Incl. Adjustments	12	136	185	115	78	66	54	39	31	15	11	9	275	8	283

p:/s1035768/rems/econ/SEC_2002-12-31_Constant/_Corporate_Total_Corporate_Incl._Adjustments_RC19_gas.htm

Company Daily Gas Production (Mcf)

Company: **Millennium Energy Inc.**
Property: **Corporate**

Reserve Class: **Proved Plus Probable**
Development Class: **Total**
Pricing: **SEC (2002-12-31) Constant**
Effective Date: **January 01, 2003**

Entity Description	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	Subtotal	Remainder	Total
Total Corporate															
Chauvin	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Condor Lower Mannville Natural Gas Unit No.	27	24	21	19	17	15	14	12	11	10	9	9	68	10	79
Craigend	26	22	18	14	0	0	0	0	0	0	0	0	29	0	29
Enchant	14	11	11	9	7	6	6	5	5	4	4	3	32	0	32
Glen Ewen	15	10	7	5	4	3	3	2	2	2	1	1	20	0	20
Handsworth	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Liege	72	59	50	42	35	30	23	19	15	13	10	5	136	8	144
Medicine River Glauconitic A Unit No. 4	0	0	0	0	0	0	0	0	0	0	0	0	1	0	1
Medicine River Non-Unit	151	252	269	190	144	122	103	81	67	48	41	36	549	105	654
Medicine River Unit No. 4	1	1	1	1	1	1	1	1	1	1	0	0	4	1	5
Medicine River Viking D Unit No. 2	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Michichi	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Weirhill	4	3	3	2	2	2	1	1	1	0	0	0	7	0	7
Westerose	185	167	167	146	130	117	106	97	87	80	70	66	517	310	827
Willesden Green Glauconitic A Unit No.1	2	2	2	2	1	1	1	1	1	1	1	0	5	0	5
Total Total Corporate	498	551	548	430	341	296	258	220	189	158	137	121	1368	435	1803
ARTC/AGCA Adjusmtent	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Total Corporate Incl. Adjustments	498	551	548	430	341	296	258	220	189	158	137	121	1368	435	1803

p:/s1035768/rems/econ/SEC_2002-12-31_Constant/_Corporate_Total_Corporate_Incl._Adjustments_RC09_gas.htm

Company Daily Gas Production (Mcf)

Company: **Millennium Energy Inc.**
Property: **Corporate**

Reserve Class: **Established**
Development Class: **Producing**
Pricing: **SEC (2002-12-31) Constant**
Effective Date: **January 01, 2003**

Entity Description	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	Subtotal	Remainder	Total
Total Corporate															
Chauvin	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Condor Lower Mannville Natural Gas Unit No.	27	23	20	18	16	14	12	11	10	9	8	6	64	5	69
Craigend	26	21	17	7	0	0	0	0	0	0	0	0	26	0	26
Enchant	14	11	11	9	7	6	6	5	4	2	2	2	28	0	28
Glen Ewen	15	9	6	5	4	3	2	2	1	1	1	0	18	0	18
Handsworth	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Liege	71	57	47	39	31	25	19	16	10	9	7	4	123	4	127
Medicine River Glauconitic A Unit No. 4	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Medicine River Non-Unit	138	114	95	79	66	55	47	40	35	31	27	24	274	77	351
Medicine River Unit No. 4	1	1	1	1	1	1	0	0	0	0	0	0	3	1	3
Medicine River Viking D Unit No. 2	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Michichi	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Weirhill	4	3	3	2	2	1	1	1	1	0	0	0	7	0	7
Westerose	184	165	149	134	121	109	98	89	79	73	66	61	485	269	754
Willesden Green Glauconitic A Unit No.1	2	2	2	1	1	1	1	1	1	0	0	0	5	0	5
Total Total Corporate	483	407	350	294	248	215	188	165	141	126	111	98	1031	356	1387
ARTC/AGCA Adjusmtent	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Total Corporate Incl. Adjustments	483	407	350	294	248	215	188	165	141	126	111	98	1031	356	1387

p:/s1035768/rems/econ/SEC_2002-12-31_Constant/_Corporate_Total_Corporate_Incl._Adjustments_RC22_gas.htm

Company Daily Gas Production (Mcf)

Company: **Millennium Energy Inc.**
Property: **Corporate**

Reserve Class: **Established**
Development Class: **Total**
Pricing: **SEC (2002-12-31) Constant**
Effective Date: **January 01, 2003**

Entity Description	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	Subtotal	Remainder	Total
Total Corporate															
Chauvin	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Condor Lower Mannville Natural Gas Unit No.	27	23	20	18	16	14	12	11	10	9	8	6	64	5	69
Craigend	26	21	17	7	0	0	0	0	0	0	0	0	26	0	26
Enchant	14	11	11	9	7	6	6	5	4	2	2	2	28	0	28
Glen Ewen	15	9	6	5	4	3	2	2	1	1	1	0	18	0	18
Handsworth	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Liege	71	57	47	39	31	25	19	16	10	9	7	4	123	4	127
Medicine River Glauconitic A Unit No. 4	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Medicine River Non-Unit	144	182	180	132	103	86	73	59	50	38	33	29	404	80	485
Medicine River Unit No. 4	1	1	1	1	1	1	1	0	0	0	0	0	3	1	4
Medicine River Viking D Unit No. 2	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Michichi	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Weirhill	4	3	3	2	2	1	1	1	1	0	0	0	7	0	7
Westerose	184	165	157	138	123	111	99	90	80	73	66	61	492	269	761
Willesden Green Glauconitic A Unit No.1	2	2	2	1	1	1	1	1	1	0	0	0	5	0	5
Total Total Corporate	489	475	443	352	287	248	215	184	157	133	117	103	1169	360	1529
ARTC/AGCA Adjusmtent	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Total Corporate Incl. Adjustments	489	475	443	352	287	248	215	184	157	133	117	103	1169	360	1529

p:/s1035768/rems/econ/SEC_2002-12-31_Constant/_Corporate_Total_Corporate_Incl._Adjustments_RC10_gas.htm

Company Daily NGL Production (bbl)

Company: **Millennium Energy Inc.**
Property: **Corporate**

Reserve Class: **Proved**
Development Class: **Producing**
Pricing: **SEC (2002-12-31) Constant**
Effective Date: **January 01, 2003**

Entity Description	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	Subtotal	Remainder	Total
Total Corporate															
Chauvin	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Condor Lower Mannville Natural Gas Unit No.	1	1	1	1	1	1	0	0	0	0	0	0	2363	0	2363
Craigend	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Enchant	1	0	0	0	0	0	0	0	0	0	0	0	1135	0	1135
Glen Ewen	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Handsworth	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Liege	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Medicine River Glauconitic A Unit No. 4	0	0	0	0	0	0	0	0	0	0	0	0	4	0	4
Medicine River Non-Unit	6	5	4	3	3	2	2	2	1	1	1	1	11834	2537	14371
Medicine River Unit No. 4	0	0	0	0	0	0	0	0	0	0	0	0	204	34	238
Medicine River Viking D Unit No. 2	0	0	0	0	0	0	0	0	0	0	0	0	10	0	10
Michichi	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Weirhill	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Westerose	10	9	8	7	6	6	5	4	4	4	3	3	24927	12162	37089
Willesden Green Glauconitic A Unit No.1	0	0	0	0	0	0	0	0	0	0	0	0	152	0	152
Total Total Corporate	18	15	13	11	10	9	8	7	6	5	5	4	40629	14733	55363
ARTC/AGCA Adjusmtent	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Total Corporate Incl. Adjustments	18	15	13	11	10	9	8	7	6	5	5	4	40629	14733	55363

p:/s1035768/rems/econ/SEC_2002-12-31_Constant/_Corporate_Total_Corporate_Incl._Adjustments_RC01_ngl.htm

Company Daily NGL Production (bbl)

Company: **Millennium Energy Inc.**
Property: **Corporate**

Reserve Class: **Proved**
Development Class: **Total**
Pricing: **SEC (2002-12-31) Constant**
Effective Date: **January 01, 2003**

Entity Description	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	Subtotal	Remainder	Total
Total Corporate															
Chauvin	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Condor Lower Mannville Natural Gas Unit No.	1	1	1	1	1	1	0	0	0	0	0	0	2363	0	2363
Craigend	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Enchant	1	0	0	0	0	0	0	0	0	0	0	0	1135	0	1135
Glen Ewen	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Handsworth	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Liege	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Medicine River Glauconitic A Unit No. 4	0	0	0	0	0	0	0	0	0	0	0	0	4	0	4
Medicine River Non-Unit	6	5	4	3	3	2	2	2	1	1	1	1	11834	2537	14371
Medicine River Unit No. 4	0	0	0	0	0	0	0	0	0	0	0	0	204	34	238
Medicine River Viking D Unit No. 2	0	0	0	0	0	0	0	0	0	0	0	0	10	0	10
Michichi	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Weirhill	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Westerose	10	9	8	7	6	6	5	4	4	4	3	3	24927	12162	37089
Willesden Green Glauconitic A Unit No.1	0	0	0	0	0	0	0	0	0	0	0	0	152	0	152
Total Total Corporate	18	15	13	11	10	9	8	7	6	5	5	4	40629	14733	55363
ARTC/AGCA Adjusmtent	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Total Corporate Incl. Adjustments	18	15	13	11	10	9	8	7	6	5	5	4	40629	14733	55363

p:/s1035768/rems/econ/SEC_2002-12-31_Constant/_Corporate_Total_Corporate_Incl._Adjustments_RC03_ngl.htm

Company Daily NGL Production (bbl)

Company: **Millennium Energy Inc.**
Property: **Corporate**

Reserve Class: **Probable**
Development Class: **Producing**
Pricing: **SEC (2002-12-31) Constant**
Effective Date: **January 01, 2003**

Entity Description	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	Subtotal	Remainder	Total
Total Corporate															
Chauvin	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Condor Lower Mannville Natural Gas Unit No.	0	0	0	0	0	0	0	0	0	0	0	0	376	413	789
Craigend	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Enchant	0	0	0	0	0	0	0	0	0	0	0	0	343	4	348
Glen Ewen	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Handsworth	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Liege	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Medicine River Glauconitic A Unit No. 4	0	0	0	0	0	0	0	0	0	0	0	0	2	0	2
Medicine River Non-Unit	0	0	0	0	0	0	0	0	0	0	0	0	1335	1906	3242
Medicine River Unit No. 4	0	0	0	0	0	0	0	0	0	0	0	0	32	68	99
Medicine River Viking D Unit No. 2	0	0	0	0	0	0	0	0	0	0	0	0	3	1	4
Michichi	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Weirhill	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Westerose	0	0	0	0	0	1	1	1	1	1	1	1	1954	4403	6356
Willesden Green Glauconitic A Unit No.1	0	0	0	0	0	0	0	0	0	0	0	0	60	4	64
Total Total Corporate	0	0	1	1	1	1	1	1	1	1	1	1	4104	6799	10903
ARTC/AGCA Adjusmtent	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Total Corporate Incl. Adjustments	0	0	1	1	1	1	1	1	1	1	1	1	4104	6799	10903

p:/s1035768/rems/econ/SEC_2002-12-31_Constant/_Corporate_Total_Corporate_Incl._Adjustments_RC04_ngl.htm

Company Daily NGL Production (bbl)

Company: **Millennium Energy Inc.**
Property: **Corporate**

Reserve Class: **Probable**
Development Class: **Nonproducing**
Pricing: **SEC (2002-12-31) Constant**
Effective Date: **January 01, 2003**

Entity Description	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	Subtotal	Remainder	Total
Total Corporate															
Chauvin	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Condor Lower Mannville Natural Gas Unit No.	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Craigend	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Enchant	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Glen Ewen	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Handsworth	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Liege	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Medicine River Glauconitic A Unit No. 4	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Medicine River Non-Unit	0	6	8	5	3	3	2	2	1	1	0	0	11811	362	12173
Medicine River Unit No. 4	0	0	0	0	0	0	0	0	0	0	0	0	57	18	75
Medicine River Viking D Unit No. 2	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Michichi	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Weirhill	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Westerose	0	0	1	0	0	0	0	0	0	0	0	0	735	0	735
Willesden Green Glauconitic A Unit No.1	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Total Total Corporate	0	6	9	5	4	3	2	2	1	1	1	0	12602	379	12982
ARTC/AGCA Adjusmtent	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Total Corporate Incl. Adjustments	0	6	9	5	4	3	2	2	1	1	1	0	12602	379	12982

p:/s1035768/rems/econ/SEC_2002-12-31_Constant/_Corporate_Total_Corporate_Incl._Adjustments_RC15_ngl.htm

Company Daily NGL Production (bbl)

Company:	Millennium Energy Inc.	Reserve Class:	Probable
Property:	Corporate	Development Class:	Total
		Pricing:	SEC (2002-12-31) Constant
		Effective Date:	January 01, 2003

Entity Description	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	Subtotal	Remainder	Total
Total Corporate															
Chauvin	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Condor Lower Mannville Natural Gas Unit No.	0	0	0	0	0	0	0	0	0	0	0	0	376	413	789
Craigend	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Enchant	0	0	0	0	0	0	0	0	0	0	0	0	343	4	348
Glen Ewen	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Handsworth	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Liege	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Medicine River Glauconitic A Unit No. 4	0	0	0	0	0	0	0	0	0	0	0	0	2	0	2
Medicine River Non-Unit	1	6	8	5	4	3	3	2	2	1	1	1	13146	2268	15414
Medicine River Unit No. 4	0	0	0	0	0	0	0	0	0	0	0	0	88	85	174
Medicine River Viking D Unit No. 2	0	0	0	0	0	0	0	0	0	0	0	0	3	1	4
Michichi	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Weirhill	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Westerose	0	0	1	1	1	1	1	1	1	1	1	1	2689	4403	7091
Willesden Green Glauconitic A Unit No.1	0	0	0	0	0	0	0	0	0	0	0	0	60	4	64
Total Total Corporate	1	7	9	6	5	4	4	3	3	2	2	2	16707	7178	23885
ARTC/AGCA Adjusmtent	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Total Corporate Incl. Adjustments	1	7	9	6	5	4	4	3	3	2	2	2	16707	7178	23885

p:/s1035768/rems/econ/SEC_2002-12-31_Constant/_Corporate_Total_Corporate_Incl._Adjustments_RC06_ngl.htm

Company Daily NGL Production (bbl)

Company: **Millennium Energy Inc.**
Property: **Corporate**

Reserve Class: **Proved Plus Probable**
Development Class: **Producing**
Pricing: **SEC (2002-12-31) Constant**
Effective Date: **January 01, 2003**

Entity Description	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	Subtotal	Remainder	Total
Total Corporate															
Chauvin	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Condor Lower Mannville Natural Gas Unit No.	1	1	1	1	1	1	1	0	0	0	0	0	2739	413	3152
Craigend	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Enchant	1	1	1	0	0	0	0	0	0	0	0	0	1479	4	1483
Glen Ewen	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Handsworth	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Liege	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Medicine River Glauconitic A Unit No. 4	0	0	0	0	0	0	0	0	0	0	0	0	6	0	6
Medicine River Non-Unit	6	5	5	4	3	3	2	2	2	2	1	1	13169	4444	17613
Medicine River Unit No. 4	0	0	0	0	0	0	0	0	0	0	0	0	235	102	337
Medicine River Viking D Unit No. 2	0	0	0	0	0	0	0	0	0	0	0	0	13	1	14
Michichi	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Weirhill	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Westerose	10	9	8	7	7	6	6	5	5	4	4	4	26881	16564	43445
Willesden Green Glauconitic A Unit No.1	0	0	0	0	0	0	0	0	0	0	0	0	212	4	217
Total Total Corporate	18	16	14	12	11	10	9	8	7	6	6	5	44734	21532	66266
ARTC/AGCA Adjusmtent	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Total Corporate Incl. Adjustments	18	16	14	12	11	10	9	8	7	6	6	5	44734	21532	66266

p:/s1035768/rems/econ/SEC_2002-12-31_Constant/_Corporate_Total_Corporate_Incl._Adjustments_RC07_ngl.htm

Company Daily NGL Production (bbl)

Company: **Millennium Energy Inc.**
Property: **Corporate**

Reserve Class: **Proved Plus Probable**
Development Class: **Nonproducing**
Pricing: **SEC (2002-12-31) Constant**
Effective Date: **January 01, 2003**

Entity Description	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	Subtotal	Remainder	Total
Total Corporate															
Chauvin	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Condor Lower Mannville Natural Gas Unit No.	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Craigend	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Enchant	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Glen Ewen	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Handsworth	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Liege	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Medicine River Glauconitic A Unit No. 4	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Medicine River Non-Unit	0	6	8	5	3	3	2	2	1	1	0	0	11811	362	12173
Medicine River Unit No. 4	0	0	0	0	0	0	0	0	0	0	0	0	57	18	75
Medicine River Viking D Unit No. 2	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Michichi	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Weirhill	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Westerose	0	0	1	0	0	0	0	0	0	0	0	0	735	0	735
Willesden Green Glauconitic A Unit No.1	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Total Total Corporate	0	6	9	5	4	3	2	2	1	1	1	0	12602	379	12982
ARTC/AGCA Adjusmtent	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Total Corporate Incl. Adjustments	0	6	9	5	4	3	2	2	1	1	1	0	12602	379	12982

p:/s1035768/rems/econ/SEC_2002-12-31_Constant/_Corporate_Total_Corporate_Incl._Adjustments_RC19_ngl.htm

Company Daily NGL Production (bbl)

Company: **Millennium Energy Inc.**
Property: **Corporate**

Reserve Class: **Proved Plus Probable**
Development Class: **Total**
Pricing: **SEC (2002-12-31) Constant**
Effective Date: **January 01, 2003**

Entity Description	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	Subtotal	Remainder	Total
Total Corporate															
Chauvin	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Condor Lower Mannville Natural Gas Unit No.	1	1	1	1	1	1	1	0	0	0	0	0	2739	413	3152
Craigend	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Enchant	1	1	1	0	0	0	0	0	0	0	0	0	1479	4	1483
Glen Ewen	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Handsworth	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Liege	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Medicine River Glauconitic A Unit No. 4	0	0	0	0	0	0	0	0	0	0	0	0	6	0	6
Medicine River Non-Unit	7	11	12	9	7	6	5	4	3	2	2	2	24980	4805	29785
Medicine River Unit No. 4	0	0	0	0	0	0	0	0	0	0	0	0	292	120	412
Medicine River Viking D Unit No. 2	0	0	0	0	0	0	0	0	0	0	0	0	13	1	14
Michichi	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Weirhill	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Westerose	10	9	9	8	7	6	6	5	5	4	4	4	27616	16564	44180
Willesden Green Glauconitic A Unit No.1	0	0	0	0	0	0	0	0	0	0	0	0	212	4	217
Total Total Corporate	19	22	23	18	15	13	11	10	8	7	6	6	57336	21911	79248
ARTC/AGCA Adjusmtent	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Total Corporate Incl. Adjustments	19	22	23	18	15	13	11	10	8	7	6	6	57336	21911	79248

p:/s1035768/rems/econ/SEC_2002-12-31_Constant/_Corporate_Total_Corporate_Incl._Adjustments_RC09_ngl.htm

Company Daily NGL Production (bbl)

Company: **Millennium Energy Inc.**
Property: **Corporate**

Reserve Class: **Established**
Development Class: **Producing**
Pricing: **SEC (2002-12-31) Constant**
Effective Date: **January 01, 2003**

Entity Description	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	Subtotal	Remainder	Total
Total Corporate															
Chauvin	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Condor Lower Mannville Natural Gas Unit No.	1	1	1	1	1	1	0	0	0	0	0	0	2551	206	2757
Craigend	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Enchant	1	1	0	0	0	0	0	0	0	0	0	0	1307	2	1309
Glen Ewen	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Handsworth	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Liege	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Medicine River Glauconitic A Unit No. 4	0	0	0	0	0	0	0	0	0	0	0	0	5	0	5
Medicine River Non-Unit	6	5	4	4	3	2	2	2	2	1	1	1	12502	3491	15992
Medicine River Unit No. 4	0	0	0	0	0	0	0	0	0	0	0	0	219	68	288
Medicine River Viking D Unit No. 2	0	0	0	0	0	0	0	0	0	0	0	0	12	1	12
Michichi	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Weirhill	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Westerose	10	9	8	7	6	6	5	5	4	4	4	3	25904	14363	40267
Willesden Green Glauconitic A Unit No.1	0	0	0	0	0	0	0	0	0	0	0	0	182	2	185
Total Total Corporate	18	16	14	12	11	9	8	7	6	6	5	5	42682	18133	60814
ARTC/AGCA Adjusmtent	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Total Corporate Incl. Adjustments	18	16	14	12	11	9	8	7	6	6	5	5	42682	18133	60814

p:/s1035768/rems/econ/SEC_2002-12-31_Constant/_Corporate_Total_Corporate_Incl._Adjustments_RC22_ngl.htm

Company Daily NGL Production (bbl)

Company: **Millennium Energy Inc.**
Property: **Corporate**

Reserve Class: **Established**
Development Class: **Total**
Pricing: **SEC (2002-12-31) Constant**
Effective Date: **January 01, 2003**

Entity Description	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	Subtotal	Remainder	Total
Total Corporate															
Chauvin	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Condor Lower Mannville Natural Gas Unit No.	1	1	1	1	1	1	0	0	0	0	0	0	2551	206	2757
Craigend	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Enchant	1	1	0	0	0	0	0	0	0	0	0	0	1307	2	1309
Glen Ewen	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Handsworth	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Liege	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Medicine River Glauconitic A Unit No. 4	0	0	0	0	0	0	0	0	0	0	0	0	5	0	5
Medicine River Non-Unit	7	8	8	6	5	4	3	3	2	2	1	1	18407	3671	22078
Medicine River Unit No. 4	0	0	0	0	0	0	0	0	0	0	0	0	248	77	325
Medicine River Viking D Unit No. 2	0	0	0	0	0	0	0	0	0	0	0	0	12	1	12
Michichi	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Weirhill	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Westerose	10	9	8	7	7	6	5	5	4	4	4	3	26271	14363	40634
Willesden Green Glauconitic A Unit No.1	0	0	0	0	0	0	0	0	0	0	0	0	182	2	185
Total Total Corporate	18	19	18	15	12	11	9	8	7	6	5	5	48983	18322	67305
ARTC/AGCA Adjusmtent	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Total Corporate Incl. Adjustments	18	19	18	15	12	11	9	8	7	6	5	5	48983	18322	67305

p:/s1035768/rems/econ/SEC_2002-12-31_Constant/_Corporate_Total_Corporate_Incl._Adjustments_RC10_ngl.htm

Company Daily BOE Production (bbl)

Company: **Millennium Energy Inc.**
Property: **Corporate**

Reserve Class: **Proved**
Development Class: **Producing**
Pricing: **SEC (2002-12-31) Constant**
Effective Date: **January 01, 2003**

Entity Description	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	Subtotal	Remainder	Total
Total Corporate															
Chauvin	9	7	6	5	4	3	3	2	1	1	1	1	15	0	16
Condor Lower Mannville Natural Gas Unit No.	6	5	4	4	3	3	2	2	2	2	1	1	12	0	12
Craigend	4	3	3	0	0	0	0	0	0	0	0	0	4	0	4
Enchant	15	11	9	7	6	4	4	3	2	0	0	0	22	0	22
Glen Ewen	31	19	12	9	7	5	4	3	2	1	0	0	34	0	34
Handsworth	20	16	12	7	5	4	4	3	3	2	2	2	29	3	32
Liege	12	9	7	6	5	4	3	2	1	1	1	1	18	0	18
Medicine River Glauconitic A Unit No. 4	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Medicine River Non-Unit	40	33	28	23	20	17	15	13	12	10	9	8	83	24	107
Medicine River Unit No. 4	1	1	1	0	0	0	0	0	0	0	0	0	2	0	2
Medicine River Viking D Unit No. 2	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Michichi	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Weirhill	43	34	24	21	18	13	10	8	7	6	5	4	70	3	73
Westerose	40	36	32	29	26	23	20	18	16	15	13	12	103	50	153
Willesden Green Glauconitic A Unit No.1	4	3	3	2	2	1	1	1	1	0	0	0	7	0	7
Total Total Corporate	226	177	141	112	94	78	66	56	46	38	33	28	400	81	481
ARTC/AGCA Adjusmtent	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Total Corporate Incl. Adjustments	226	177	141	112	94	78	66	56	46	38	33	28	400	81	481

BOE Factors:								
	OIL	1.00000	RES GAS	6.00000	PROPANE	1.00000	ETHANE	1.00000
	COND	1.00000	SLN GAS	6.00000	BUTANE	1.00000	SULPHUR	0.00000

p:/s1035768/rems/econ/SEC_2002-12-31_Constant/_Corporate_Total_Corporate_Incl._Adjustments_RC01_cboe.htm

Company Daily BOE Production (bbl)

Company: **Millennium Energy Inc.**
Property: **Corporate**

Reserve Class: **Total Proved**
Development Class: **Nonproducing**
Pricing: **SEC (2002-12-31) Constant**
Effective Date: **January 01, 2003**

Entity Description	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	Subtotal	Remainder	Total
Total Corporate															
Chauvin	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Condor Lower Mannville Natural Gas Unit No.	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Craigend	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Enchant	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Glen Ewen	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Handsworth	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Liege	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Medicine River Glauconitic A Unit No. 4	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Medicine River Non-Unit	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Medicine River Unit No. 4	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Medicine River Viking D Unit No. 2	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Michichi	31	30	26	24	21	18	16	14	12	10	9	8	79358	14176	93534
Weirhill	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Westerose	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Willesden Green Glauconitic A Unit No.1	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Total Total Corporate	31	30	26	24	21	18	16	14	12	10	9	8	79358	14176	93534
ARTC/AGCA Adjusmtent	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Total Corporate Incl. Adjustments	31	30	26	24	21	18	16	14	12	10	9	8	79358	14176	93534

BOE Factors:								
	OIL	1.00000	RES GAS	6.00000	PROPANE	1.00000	ETHANE	1.00000
	COND	1.00000	SLN GAS	6.00000	BUTANE	1.00000	SULPHUR	0.00000

p:/s1035768/rems/econ/SEC_2002-12-31_Constant/_Corporate_Total_Corporate_Incl._Adjustments_RC13_cboe.htm

Company Daily BOE Production (bbl)

Company:	**Millennium Energy Inc.**	Reserve Class:	**Proved**
Property:	**Corporate**	Development Class:	**Total**
		Pricing:	**SEC (2002-12-31) Constant**
		Effective Date:	**January 01, 2003**

Entity Description	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	Subtotal	Remainder	Total
Total Corporate															
Chauvin	9	7	6	5	4	3	3	2	1	1	1	1	15	0	16
Condor Lower Mannville Natural Gas Unit No.	6	5	4	4	3	3	2	2	2	2	1	1	12	0	12
Craigend	4	3	3	0	0	0	0	0	0	0	0	0	4	0	4
Enchant	15	11	9	7	6	4	4	3	2	0	0	0	22	0	22
Glen Ewen	31	19	12	9	7	5	4	3	2	1	0	0	34	0	34
Handsworth	20	16	12	7	5	4	4	3	3	2	2	2	29	3	32
Liege	12	9	7	6	5	4	3	2	1	1	1	1	18	0	18
Medicine River Glauconitic A Unit No. 4	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Medicine River Non-Unit	40	33	28	23	20	17	15	13	12	10	9	8	83	24	107
Medicine River Unit No. 4	1	1	1	0	0	0	0	0	0	0	0	0	2	0	2
Medicine River Viking D Unit No. 2	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Michichi	31	30	26	24	21	18	16	14	12	10	9	8	79	14	94
Weirhill	43	34	24	21	18	13	10	8	7	6	5	4	70	3	73
Westerose	40	36	32	29	26	23	20	18	16	15	13	12	103	50	153
Willesden Green Glauconitic A Unit No.1	4	3	3	2	2	1	1	1	1	0	0	0	7	0	7
Total Total Corporate	257	207	167	136	115	96	82	70	58	48	42	36	479	95	574
ARTC/AGCA Adjusmtent	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Total Corporate Incl. Adjustments	257	207	167	136	115	96	82	70	58	48	42	36	479	95	574

BOE Factors:	OIL	1.00000	RES GAS	6.00000	PROPANE	1.00000	ETHANE	1.00000
	COND	1.00000	SLN GAS	6.00000	BUTANE	1.00000	SULPHUR	0.00000

p:/s1035768/rems/econ/SEC_2002-12-31_Constant/_Corporate_Total_Corporate_Incl._Adjustments_RC03_cboe.htm

Company Daily BOE Production (bbl)

Company: **Millennium Energy Inc.**
Property: **Corporate**

Reserve Class: **Probable**
Development Class: **Producing**
Pricing: **SEC (2002-12-31) Constant**
Effective Date: **January 01, 2003**

Entity Description	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	Subtotal	Remainder	Total
Total Corporate															
Chauvin	0	0	1	1	1	1	1	1	1	0	0	0	3	1	3
Condor Lower Mannville Natural Gas Unit No.	0	0	0	0	0	0	0	1	1	1	1	1	2	2	4
Craigend	0	0	0	2	0	0	0	0	0	0	0	0	1	0	1
Enchant	0	0	1	1	1	1	1	1	1	3	3	2	6	0	6
Glen Ewen	1	2	2	2	2	2	1	2	2	2	3	2	8	1	9
Handsworth	0	0	0	0	1	1	1	1	1	1	1	1	2	5	7
Liege	0	1	1	1	1	1	1	1	2	1	1	0	4	1	6
Medicine River Glauconitic A Unit No. 4	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Medicine River Non-Unit	1	1	2	3	3	2	2	2	2	2	2	2	9	17	25
Medicine River Unit No. 4	0	0	0	0	0	0	0	0	0	0	0	0	0	1	1
Medicine River Viking D Unit No. 2	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Michichi	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Weirhill	2	3	6	4	3	6	7	7	5	3	3	3	19	16	34
Westerose	0	1	1	2	2	2	2	3	3	3	2	2	8	18	26
Willesden Green Glauconitic A Unit No.1	0	0	0	0	1	1	1	0	1	1	1	1	3	0	3
Total Total Corporate	5	10	15	16	15	17	18	18	17	17	16	14	65	60	125
ARTC/AGCA Adjusmtent	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Total Corporate Incl. Adjustments	5	10	15	16	15	17	18	18	17	17	16	14	65	60	125

BOE Factors:	OIL	1.00000	RES GAS	6.00000	PROPANE	1.00000	ETHANE	1.00000
	COND	1.00000	SLN GAS	6.00000	BUTANE	1.00000	SULPHUR	0.00000

p:/s1035768/rems/econ/SEC_2002-12-31_Constant/_Corporate_Total_Corporate_Incl._Adjustments_RC04_cboe.htm

Company Daily BOE Production (bbl)

Company: **Millennium Energy Inc.**
Property: **Corporate**

Reserve Class: **Probable**
Development Class: **Nonproducing**
Pricing: **SEC (2002-12-31) Constant**
Effective Date: **January 01, 2003**

Entity Description	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	Subtotal	Remainder	Total
Total Corporate															
Chauvin	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Condor Lower Mannville Natural Gas Unit No.	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Craigend	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Enchant	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Glen Ewen	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Handsworth	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Liege	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Medicine River Glauconitic A Unit No. 4	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Medicine River Non-Unit	3	29	36	23	15	13	11	8	6	3	2	2	55	2	58
Medicine River Unit No. 4	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1
Medicine River Viking D Unit No. 2	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Michichi	8	7	7	6	4	4	3	3	2	2	1	1	17	2	19
Weirhill	12	26	22	19	17	14	13	11	10	9	8	7	61	14	75
Westerose	0	0	3	2	1	1	0	0	0	0	0	0	3	0	3
Willesden Green Glauconitic A Unit No.1	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Total Total Corporate	22	62	69	49	38	32	27	22	19	14	12	10	137	18	155
ARTC/AGCA Adjusmtent	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Total Corporate Incl. Adjustments	22	62	69	49	38	32	27	22	19	14	12	10	137	18	155

BOE Factors:								
	OIL	1.00000	RES GAS	6.00000	PROPANE	1.00000	ETHANE	1.00000
	COND	1.00000	SLN GAS	6.00000	BUTANE	1.00000	SULPHUR	0.00000

p:/s1035768/rems/econ/SEC_2002-12-31_Constant/_Corporate_Total_Corporate_Incl._Adjustments_RC15_cboe.htm

Company Daily BOE Production (bbl)

Company: **Millennium Energy Inc.**
Property: **Corporate**

Reserve Class: **Probable**
Development Class: **Total**
Pricing: **SEC (2002-12-31) Constant**
Effective Date: **January 01, 2003**

Entity Description	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	Subtotal	Remainder	Total
Total Corporate															
Chauvin	0	0	1	1	1	1	1	1	1	0	0	0	3	1	3
Condor Lower Mannville Natural Gas Unit No.	0	0	0	0	0	0	0	1	1	1	1	1	2	2	4
Craigend	0	0	0	2	0	0	0	0	0	0	0	0	1	0	1
Enchant	0	0	1	1	1	1	1	1	1	3	3	2	6	0	6
Glen Ewen	1	2	2	2	2	2	1	2	2	2	3	2	8	1	9
Handsworth	0	0	0	0	1	1	1	1	1	1	1	1	2	5	7
Liege	0	1	1	1	1	1	1	1	2	1	1	0	4	1	6
Medicine River Glauconitic A Unit No. 4	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Medicine River Non-Unit	3	30	38	25	18	16	13	10	8	5	4	4	64	19	83
Medicine River Unit No. 4	0	0	0	0	0	0	0	0	0	0	0	0	1	1	2
Medicine River Viking D Unit No. 2	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Michichi	8	7	7	6	4	4	3	3	2	2	1	1	17	2	19
Weirhill	14	29	28	23	20	21	19	18	14	12	11	10	80	30	109
Westerose	0	1	4	4	3	3	3	3	3	3	2	2	11	18	29
Willesden Green Glauconitic A Unit No.1	0	0	0	0	1	1	1	0	1	1	1	1	3	0	3
Total Total Corporate	27	72	84	66	52	50	45	40	35	31	28	24	202	79	281
ARTC/AGCA Adjusmtent	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Total Corporate Incl. Adjustments	27	72	84	66	52	50	45	40	35	31	28	24	202	79	281

BOE Factors:								
	OIL	1.00000	RES GAS	6.00000	PROPANE	1.00000	ETHANE	1.00000
	COND	1.00000	SLN GAS	6.00000	BUTANE	1.00000	SULPHUR	0.00000

p:/s1035768/rems/econ/SEC_2002-12-31_Constant/_Corporate_Total_Corporate_Incl._Adjustments_RC06_cboe.htm

Company Daily BOE Production (bbl)

Company: **Millennium Energy Inc.**
Property: **Corporate**

Reserve Class: **Proved Plus Probable**
Development Class: **Producing**
Pricing: **SEC (2002-12-31) Constant**
Effective Date: **January 01, 2003**

Entity Description	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	Subtotal	Remainder	Total
Total Corporate															
Chauvin	9	8	7	5	4	4	3	3	2	2	1	1	18	1	19
Condor Lower Mannville Natural Gas Unit No.	6	5	4	4	4	3	3	3	2	2	2	2	14	2	17
Craigend	4	4	3	2	0	0	0	0	0	0	0	0	5	0	5
Enchant	15	12	10	8	7	6	5	4	4	3	3	2	28	0	28
Glen Ewen	32	20	14	11	8	7	6	5	4	4	3	2	42	1	43
Handsworth	20	16	13	7	6	5	4	4	3	3	3	2	31	8	39
Liege	12	10	8	7	6	5	4	3	2	2	2	1	23	1	24
Medicine River Glauconitic A Unit No. 4	0	0	0	0	0	0	0	0	0	0	0	0	1	0	1
Medicine River Non-Unit	41	35	30	26	22	19	17	15	13	12	11	10	92	40	132
Medicine River Unit No. 4	1	1	1	1	0	0	0	0	0	0	0	0	2	1	3
Medicine River Viking D Unit No. 2	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Michichi	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Weirhill	45	37	31	25	21	19	17	15	11	9	8	7	89	19	108
Westerose	41	37	33	30	27	25	23	21	19	17	16	14	111	68	179
Willesden Green Glauconitic A Unit No.1	4	3	3	3	3	2	2	1	1	1	1	1	9	0	9
Total Total Corporate	231	187	157	129	109	95	84	74	63	55	49	43	465	141	606
ARTC/AGCA Adjusmtent	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Total Corporate Incl. Adjustments	231	187	157	129	109	95	84	74	63	55	49	43	465	141	606

BOE Factors:	OIL	1.00000	RES GAS	6.00000	PROPANE	1.00000	ETHANE	1.00000
	COND	1.00000	SLN GAS	6.00000	BUTANE	1.00000	SULPHUR	0.00000

p:/s1035768/rems/econ/SEC_2002-12-31_Constant/_Corporate_Total_Corporate_Incl._Adjustments_RC07_cboe.htm

Company Daily BOE Production (bbl)

Company: **Millennium Energy Inc.**
Property: **Corporate**

Reserve Class: **Proved Plus Probable**
Development Class: **Nonproducing**
Pricing: **SEC (2002-12-31) Constant**
Effective Date: **January 01, 2003**

Entity Description	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	Subtotal	Remainder	Total
Total Corporate															
Chauvin	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Condor Lower Mannville Natural Gas Unit No.	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Craigend	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Enchant	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Glen Ewen	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Handsworth	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Liege	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Medicine River Glauconitic A Unit No. 4	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Medicine River Non-Unit	3	29	36	23	15	13	11	8	6	3	2	2	55	2	58
Medicine River Unit No. 4	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1
Medicine River Viking D Unit No. 2	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Michichi	39	37	33	29	25	22	19	16	14	12	10	9	96	16	113
Weirhill	12	26	22	19	17	14	13	11	10	9	8	7	61	14	75
Westerose	0	0	3	2	1	1	0	0	0	0	0	0	3	0	3
Willesden Green Glauconitic A Unit No.1	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Total Total Corporate	53	92	94	73	58	50	43	36	31	24	21	18	216	32	249
ARTC/AGCA Adjusmtent	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Total Corporate Incl. Adjustments	53	92	94	73	58	50	43	36	31	24	21	18	216	32	249

BOE Factors:								
	OIL	1.00000	RES GAS	6.00000	PROPANE	1.00000	ETHANE	1.00000
	COND	1.00000	SLN GAS	6.00000	BUTANE	1.00000	SULPHUR	0.00000

p:/s1035768/rems/econ/SEC_2002-12-31_Constant/_Corporate_Total_Corporate_Incl._Adjustments_RC19_cboe.htm

Company Daily BOE Production (bbl)

Company:	**Millennium Energy Inc.**	Reserve Class:	**Proved Plus Probable**
Property:	**Corporate**	Development Class:	**Total**
		Pricing:	**SEC (2002-12-31) Constant**
		Effective Date:	**January 01, 2003**

Entity Description	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	Subtotal	Remainder	Total
Total Corporate															
Chauvin	9	8	7	5	4	4	3	3	2	2	1	1	18	1	19
Condor Lower Mannville Natural Gas Unit No.	6	5	4	4	4	3	3	3	2	2	2	2	14	2	17
Craigend	4	4	3	2	0	0	0	0	0	0	0	0	5	0	5
Enchant	15	12	10	8	7	6	5	4	4	3	3	2	28	0	28
Glen Ewen	32	20	14	11	8	7	6	5	4	4	3	2	42	1	43
Handsworth	20	16	13	7	6	5	4	4	3	3	3	2	31	8	39
Liege	12	10	8	7	6	5	4	3	2	2	2	1	23	1	24
Medicine River Glauconitic A Unit No. 4	0	0	0	0	0	0	0	0	0	0	0	0	1	0	1
Medicine River Non-Unit	44	64	66	48	38	32	28	23	20	15	13	12	147	43	190
Medicine River Unit No. 4	1	1	1	1	1	1	1	0	0	0	0	0	3	1	4
Medicine River Viking D Unit No. 2	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Michichi	39	37	33	29	25	22	19	16	14	12	10	9	96	16	113
Weirhill	57	63	53	44	38	33	29	26	21	17	16	14	150	33	183
Westerose	41	37	37	32	29	26	23	21	19	18	16	14	114	68	182
Willesden Green Glauconitic A Unit No.1	4	3	3	3	3	2	2	1	1	1	1	1	9	0	9
Total Total Corporate	284	278	251	202	167	145	127	110	93	79	70	61	681	174	855
ARTC/AGCA Adjusmtent	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Total Corporate Incl. Adjustments	284	278	251	202	167	145	127	110	93	79	70	61	681	174	855

BOE Factors:	OIL	1.00000	RES GAS	6.00000	PROPANE	1.00000	ETHANE	1.00000
	COND	1.00000	SLN GAS	6.00000	BUTANE	1.00000	SULPHUR	0.00000

p:/s1035768/rems/econ/SEC_2002-12-31_Constant/_Corporate_Total_Corporate_Incl._Adjustments_RC09_cboe.htm

Company Daily BOE Production (bbl)

Company: **Millennium Energy Inc.**
Property: **Corporate**

Reserve Class: **Established**
Development Class: **Producing**
Pricing: **SEC (2002-12-31) Constant**
Effective Date: **January 01, 2003**

Entity Description	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	Subtotal	Remainder	Total
Total Corporate															
Chauvin	9	8	6	5	4	3	3	2	2	1	1	1	17	1	17
Condor Lower Mannville Natural Gas Unit No.	6	5	4	4	3	3	3	2	2	2	2	1	13	1	15
Craigend	4	3	3	1	0	0	0	0	0	0	0	0	4	0	4
Enchant	15	11	9	7	6	5	4	4	3	2	1	1	25	0	25
Glen Ewen	31	19	13	10	8	6	5	4	3	2	2	1	38	0	38
Handsworth	20	16	12	7	6	5	4	3	3	3	2	2	30	5	36
Liege	12	10	8	6	5	4	3	3	2	1	1	1	20	1	21
Medicine River Glauconitic A Unit No. 4	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Medicine River Non-Unit	41	34	29	24	21	18	16	14	12	11	10	9	87	32	119
Medicine River Unit No. 4	1	1	1	1	0	0	0	0	0	0	0	0	2	1	3
Medicine River Viking D Unit No. 2	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Michichi	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Weirhill	44	35	28	23	19	16	13	11	9	7	6	6	79	11	90
Westerose	41	36	33	29	27	24	22	20	17	16	14	13	107	59	166
Willesden Green Glauconitic A Unit No.1	4	3	3	3	2	2	2	1	1	1	0	0	8	0	8
Total Total Corporate	228	182	149	120	101	86	75	65	55	47	41	35	432	111	543
ARTC/AGCA Adjusmtent	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Total Corporate Incl. Adjustments	228	182	149	120	101	86	75	65	55	47	41	35	432	111	543

BOE Factors:	OIL	1.00000	RES GAS	6.00000	PROPANE	1.00000	ETHANE	1.00000
	COND	1.00000	SLN GAS	6.00000	BUTANE	1.00000	SULPHUR	0.00000

p:/s1035768/rems/econ/SEC_2002-12-31_Constant/_Corporate_Total_Corporate_Incl._Adjustments_RC22_cboe.htm

Company Daily BOE Production (bbl)

Company: **Millennium Energy Inc.**
Property: **Corporate**

Reserve Class: **Established**
Development Class: **Total**
Pricing: **SEC (2002-12-31) Constant**
Effective Date: **January 01, 2003**

Entity Description	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	Subtotal	Remainder	Total
Total Corporate															
Chauvin	9	8	6	5	4	3	3	2	2	1	1	1	17	1	17
Condor Lower Mannville Natural Gas Unit No.	6	5	4	4	3	3	3	2	2	2	2	1	13	1	15
Craigend	4	3	3	1	0	0	0	0	0	0	0	0	4	0	4
Enchant	15	11	9	7	6	5	4	4	3	2	1	1	25	0	25
Glen Ewen	31	19	13	10	8	6	5	4	3	2	2	1	38	0	38
Handsworth	20	16	12	7	6	5	4	3	3	3	2	2	30	5	36
Liege	12	10	8	6	5	4	3	3	2	1	1	1	20	1	21
Medicine River Glauconitic A Unit No. 4	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Medicine River Non-Unit	42	49	47	36	29	25	21	18	16	13	11	10	115	33	148
Medicine River Unit No. 4	1	1	1	1	1	0	0	0	0	0	0	0	2	1	3
Medicine River Viking D Unit No. 2	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Michichi	35	33	29	26	23	20	17	15	13	11	10	8	88	15	103
Weirhill	50	48	39	32	28	23	20	17	14	12	10	9	110	18	128
Westerose	41	36	34	30	27	24	22	20	18	16	14	13	108	59	167
Willesden Green Glauconitic A Unit No.1	4	3	3	3	2	2	2	1	1	1	0	0	8	0	8
Total Total Corporate	270	243	209	169	141	120	104	90	76	64	56	48	580	134	715
ARTC/AGCA Adjusmtent	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Total Corporate Incl. Adjustments	270	243	209	169	141	120	104	90	76	64	56	48	580	134	715

BOE Factors:								
	OIL	1.00000	RES GAS	6.00000	PROPANE	1.00000	ETHANE	1.00000
	COND	1.00000	SLN GAS	6.00000	BUTANE	1.00000	SULPHUR	0.00000

p:/s1035768/rems/econ/SEC_2002-12-31_Constant/_Corporate_Total_Corporate_Incl._Adjustments_RC10_cboe.htm

Company Annual Operating Expenses (M$)

Company: **Millennium Energy Inc.**
Property: **Corporate**

Reserve Class: **Proved**
Development Class: **Producing**
Pricing: **SEC (2002-12-31) Constant**
Effective Date: **January 01, 2003**

Entity Description	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	Subtotal	Remainder	Total
Total Corporate															
Chauvin	37	35	33	26	24	21	18	14	11	9	8	7	243	6	249
Condor Lower Mannville Natural Gas Unit No.	7	6	5	5	5	4	3	3	3	3	3	1	48	0	48
Craigend	13	12	11	0	0	0	0	0	0	0	0	0	35	0	35
Enchant	24	21	20	18	17	16	16	15	15	0	0	0	162	0	162
Glen Ewen	31	23	20	18	16	16	15	12	7	7	1	0	166	0	166
Handsworth	27	22	19	11	9	8	8	7	7	6	6	6	137	35	172
Liege	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Medicine River Glauconitic A Unit No. 4	2	2	2	2	0	0	0	0	0	0	0	0	9	0	9
Medicine River Non-Unit	85	81	73	66	62	56	54	51	49	47	43	37	706	452	1157
Medicine River Unit No. 4	2	2	2	2	1	1	1	1	1	1	1	1	17	6	23
Medicine River Viking D Unit No. 2	1	0	0	0	0	0	0	0	0	0	0	0	3	0	3
Michichi	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Weirhill	217	203	171	166	137	113	69	60	52	50	48	48	1335	122	1457
Westerose	61	58	55	52	49	46	40	38	35	33	32	31	529	426	955
Willesden Green Glauconitic A Unit No.1	13	12	12	12	8	8	8	8	5	0	0	0	86	0	86
Total Total Corporate	518	478	423	379	331	291	232	211	185	157	142	130	3476	1047	4523
ARTC/AGCA Adjusmtent	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Total Corporate Incl. Adjustments	518	478	423	379	331	291	232	211	185	157	142	130	3476	1047	4523

p:/s1035768/rems/econ/SEC_2002-12-31_Constant/_Corporate_Total_Corporate_Incl._Adjustments_RC01_opc.htm

Company Annual Operating Expenses (M$)

Company: **Millennium Energy Inc.**
Property: **Corporate**

Reserve Class: **Total Proved**
Development Class: **Nonproducing**
Pricing: **SEC (2002-12-31) Constant**
Effective Date: **January 01, 2003**

Entity Description	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	Subtotal	Remainder	Total
Total Corporate															
Chauvin	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Condor Lower Mannville Natural Gas Unit No.	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Craigend	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Enchant	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Glen Ewen	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Handsworth	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Liege	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Medicine River Glauconitic A Unit No. 4	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Medicine River Non-Unit	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Medicine River Unit No. 4	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Medicine River Viking D Unit No. 2	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Michichi	40	40	37	36	34	32	30	28	27	25	24	23	377	195	571
Weirhill	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Westerose	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Willesden Green Glauconitic A Unit No.1	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Total Total Corporate	40	40	37	36	34	32	30	28	27	25	24	23	377	195	571
ARTC/AGCA Adjusmtent	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Total Corporate Incl. Adjustments	40	40	37	36	34	32	30	28	27	25	24	23	377	195	571

p:/s1035768/rems/econ/SEC_2002-12-31_Constant/_Corporate_Total_Corporate_Incl._Adjustments_RC13_opc.htm

Company Annual Operating Expenses (M$)

Company: **Millennium Energy Inc.**
Property: **Corporate**

Reserve Class: **Proved**
Development Class: **Total**
Pricing: **SEC (2002-12-31) Constant**
Effective Date: **January 01, 2003**

Entity Description	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	Subtotal	Remainder	Total
Total Corporate															
Chauvin	37	35	33	26	24	21	18	14	11	9	8	7	243	6	249
Condor Lower Mannville Natural Gas Unit No.	7	6	5	5	5	4	3	3	3	3	3	1	48	0	48
Craigend	13	12	11	0	0	0	0	0	0	0	0	0	35	0	35
Enchant	24	21	20	18	17	16	16	15	15	0	0	0	162	0	162
Glen Ewen	31	23	20	18	16	16	15	12	7	7	1	0	166	0	166
Handsworth	27	22	19	11	9	8	8	7	7	6	6	6	137	35	172
Liege	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Medicine River Glauconitic A Unit No. 4	2	2	2	2	0	0	0	0	0	0	0	0	9	0	9
Medicine River Non-Unit	85	81	73	66	62	56	54	51	49	47	43	37	706	452	1157
Medicine River Unit No. 4	2	2	2	2	1	1	1	1	1	1	1	1	17	6	23
Medicine River Viking D Unit No. 2	1	0	0	0	0	0	0	0	0	0	0	0	3	0	3
Michichi	40	40	37	36	34	32	30	28	27	25	24	23	377	195	571
Weirhill	217	203	171	166	137	113	69	60	52	50	48	48	1335	122	1457
Westerose	61	58	55	52	49	46	40	38	35	33	32	31	529	426	955
Willesden Green Glauconitic A Unit No.1	13	12	12	12	8	8	8	8	5	0	0	0	86	0	86
Total Total Corporate	558	518	460	415	365	322	262	239	212	182	167	153	3852	1242	5094
ARTC/AGCA Adjusmtent	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Total Corporate Incl. Adjustments	558	518	460	415	365	322	262	239	212	182	167	153	3852	1242	5094

p:/s1035768/rems/econ/SEC_2002-12-31_Constant/_Corporate_Total_Corporate_Incl._Adjustments_RC03_opc.htm

Company Annual Operating Expenses (M$)

Company: **Millennium Energy Inc.**
Property: **Corporate**

Reserve Class: **Probable**
Development Class: **Producing**
Pricing: **SEC (2002-12-31) Constant**
Effective Date: **January 01, 2003**

Entity Description	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	Subtotal	Remainder	Total
Total Corporate															
Chauvin	0	1	1	2	2	4	2	4	4	2	2	3	28	22	50
Condor Lower Mannville Natural Gas Unit No.	0	0	0	0	0	0	0	0	0	0	0	2	5	11	16
Craigend	0	0	0	10	0	0	0	0	0	0	0	0	11	0	11
Enchant	0	0	1	1	1	1	1	1	1	15	15	15	51	1	53
Glen Ewen	1	1	1	1	1	1	1	3	8	7	12	7	45	8	52
Handsworth	0	0	0	0	1	1	1	1	1	1	1	1	6	46	52
Liege	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Medicine River Glauconitic A Unit No. 4	0	0	0	1	2	0	0	0	0	0	0	0	3	0	3
Medicine River Non-Unit	0	1	6	7	6	1	2	3	3	4	3	7	42	267	309
Medicine River Unit No. 4	0	0	0	0	0	0	0	0	0	0	0	0	1	10	11
Medicine River Viking D Unit No. 2	0	0	0	0	0	0	0	0	0	0	0	0	0	1	1
Michichi	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Weirhill	1	4	25	8	3	25	29	32	20	5	5	3	160	436	596
Westerose	0	0	1	2	2	3	6	4	4	4	2	3	32	125	157
Willesden Green Glauconitic A Unit No.1	0	0	0	0	4	4	4	0	3	8	6	4	33	3	36
Total Total Corporate	3	8	36	32	22	40	46	49	43	48	47	44	417	929	1347
ARTC/AGCA Adjusmtent	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Total Corporate Incl. Adjustments	3	8	36	32	22	40	46	49	43	48	47	44	417	929	1347

p:/s1035768/rems/econ/SEC_2002-12-31_Constant/_Corporate_Total_Corporate_Incl._Adjustments_RC04_opc.htm

Company Annual Operating Expenses (M$)

Company: **Millennium Energy Inc.**
Property: **Corporate**

Reserve Class: **Probable**
Development Class: **Nonproducing**
Pricing: **SEC (2002-12-31) Constant**
Effective Date: **January 01, 2003**

Entity Description	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	Subtotal	Remainder	Total
Total Corporate															
Chauvin	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Condor Lower Mannville Natural Gas Unit No.	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Craigend	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Enchant	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Glen Ewen	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Handsworth	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Liege	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Medicine River Glauconitic A Unit No. 4	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Medicine River Non-Unit	3	28	40	32	26	25	22	18	17	9	8	8	235	30	265
Medicine River Unit No. 4	0	0	1	1	1	0	0	0	0	0	0	0	4	3	7
Medicine River Viking D Unit No. 2	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Michichi	6	6	6	5	4	3	2	2	2	1	1	1	39	12	51
Weirhill	14	33	31	30	29	28	27	26	25	25	25	24	316	195	511
Westerose	0	0	5	4	3	2	2	2	2	1	0	0	20	0	20
Willesden Green Glauconitic A Unit No.1	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Total Total Corporate	24	67	83	71	62	57	53	48	46	37	34	33	615	239	854
ARTC/AGCA Adjusmtent	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Total Corporate Incl. Adjustments	24	67	83	71	62	57	53	48	46	37	34	33	615	239	854

p:/s1035768/rems/econ/SEC_2002-12-31_Constant/_Corporate_Total_Corporate_Incl._Adjustments_RC15_opc.htm

Company Annual Operating Expenses (M$)

Company: **Millennium Energy Inc.**
Property: **Corporate**

Reserve Class: **Probable**
Development Class: **Total**
Pricing: **SEC (2002-12-31) Constant**
Effective Date: **January 01, 2003**

Entity Description	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	Subtotal	Remainder	Total
Total Corporate															
Chauvin	0	1	1	2	2	4	2	4	4	2	2	3	28	22	50
Condor Lower Mannville Natural Gas Unit No.	0	0	0	0	0	0	0	0	0	0	0	2	5	11	16
Craigend	0	0	0	10	0	0	0	0	0	0	0	0	11	0	11
Enchant	0	0	1	1	1	1	1	1	1	15	15	15	51	1	53
Glen Ewen	1	1	1	1	1	1	1	3	8	7	12	7	45	8	52
Handsworth	0	0	0	0	1	1	1	1	1	1	1	1	6	46	52
Liege	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Medicine River Glauconitic A Unit No. 4	0	0	0	1	2	0	0	0	0	0	0	0	3	0	3
Medicine River Non-Unit	3	29	46	38	32	26	24	21	20	12	11	14	277	297	574
Medicine River Unit No. 4	0	0	1	1	1	1	1	0	0	0	0	0	5	13	18
Medicine River Viking D Unit No. 2	0	0	0	0	0	0	0	0	0	0	0	0	0	1	1
Michichi	6	6	6	5	4	3	2	2	2	1	1	1	39	12	51
Weirhill	15	37	56	38	31	52	56	58	46	30	29	28	476	631	1107
Westerose	0	0	6	6	5	5	8	6	6	5	2	3	52	125	177
Willesden Green Glauconitic A Unit No.1	0	0	0	0	4	4	4	0	3	8	6	4	33	3	36
Total Total Corporate	26	75	119	103	84	97	99	98	89	84	81	77	1032	1168	2201
ARTC/AGCA Adjusmtent	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Total Corporate Incl. Adjustments	26	75	119	103	84	97	99	98	89	84	81	77	1032	1168	2201

p:/s1035768/rems/econ/SEC_2002-12-31_Constant/_Corporate_Total_Corporate_Incl._Adjustments_RC06_opc.htm

Company Annual Operating Expenses (M$)

Company: **Millennium Energy Inc.**
Property: **Corporate**

Reserve Class: **Proved Plus Probable**
Development Class: **Producing**
Pricing: **SEC (2002-12-31) Constant**
Effective Date: **January 01, 2003**

Entity Description	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	Subtotal	Remainder	Total
Total Corporate															
Chauvin	38	36	34	29	26	25	20	19	14	11	10	9	271	29	299
Condor Lower Mannville Natural Gas Unit No.	7	6	6	5	5	5	4	4	3	3	3	3	53	11	64
Craigend	13	12	11	10	0	0	0	0	0	0	0	0	46	0	46
Enchant	24	22	20	19	18	17	17	16	16	15	15	15	214	1	215
Glen Ewen	31	24	21	19	17	16	16	15	15	15	13	7	210	8	218
Handsworth	27	22	19	11	10	9	8	8	7	7	7	6	143	81	224
Liege	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Medicine River Glauconitic A Unit No. 4	2	2	2	2	2	0	0	0	0	0	0	0	12	0	12
Medicine River Non-Unit	85	81	79	73	69	57	56	55	52	51	46	44	748	719	1466
Medicine River Unit No. 4	2	2	2	2	2	1	1	1	1	1	1	1	18	16	34
Medicine River Viking D Unit No. 2	1	1	0	0	0	0	0	0	0	0	0	0	4	1	4
Michichi	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Weirhill	218	207	196	174	140	138	97	92	72	55	53	51	1495	558	2053
Westerose	61	58	56	54	51	49	46	43	39	38	34	33	560	551	1111
Willesden Green Glauconitic A Unit No.1	13	12	12	12	12	12	12	8	8	8	6	4	119	3	122
Total Total Corporate	520	486	458	411	353	331	278	260	228	204	189	174	3893	1976	5870
ARTC/AGCA Adjusmtent	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Total Corporate Incl. Adjustments	520	486	458	411	353	331	278	260	228	204	189	174	3893	1976	5870

p:/s1035768/rems/econ/SEC_2002-12-31_Constant/_Corporate_Total_Corporate_Incl._Adjustments_RC07_opc.htm

Company Annual Operating Expenses (M$)

Company: **Millennium Energy Inc.**
Property: **Corporate**

Reserve Class: **Proved Plus Probable**
Development Class: **Nonproducing**
Pricing: **SEC (2002-12-31) Constant**
Effective Date: **January 01, 2003**

Entity Description	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	Subtotal	Remainder	Total
Total Corporate															
Chauvin	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Condor Lower Mannville Natural Gas Unit No.	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Craigend	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Enchant	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Glen Ewen	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Handsworth	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Liege	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Medicine River Glauconitic A Unit No. 4	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Medicine River Non-Unit	3	28	40	32	26	25	22	18	17	9	8	8	235	30	265
Medicine River Unit No. 4	0	0	1	1	1	0	0	0	0	0	0	0	4	3	7
Medicine River Viking D Unit No. 2	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Michichi	46	46	43	41	38	35	32	30	28	27	25	24	416	206	622
Weirhill	14	33	31	30	29	28	27	26	25	25	25	24	316	195	511
Westerose	0	0	5	4	3	2	2	2	2	1	0	0	20	0	20
Willesden Green Glauconitic A Unit No.1	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Total Total Corporate	64	107	120	107	96	89	83	77	73	62	58	56	991	434	1425
ARTC/AGCA Adjusmtent	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Total Corporate Incl. Adjustments	64	107	120	107	96	89	83	77	73	62	58	56	991	434	1425

p:/s1035768/rems/econ/SEC_2002-12-31_Constant/_Corporate_Total_Corporate_Incl._Adjustments_RC19_opc.htm

Company Annual Operating Expenses (M$)

Company: **Millennium Energy Inc.**
Property: **Corporate**

Reserve Class: **Proved Plus Probable**
Development Class: **Total**
Pricing: **SEC (2002-12-31) Constant**
Effective Date: **January 01, 2003**

Entity Description	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	Subtotal	Remainder	Total
Total Corporate															
Chauvin	38	36	34	29	26	25	20	19	14	11	10	9	271	29	299
Condor Lower Mannville Natural Gas Unit No.	7	6	6	5	5	5	4	4	3	3	3	3	53	11	64
Craigend	13	12	11	10	0	0	0	0	0	0	0	0	46	0	46
Enchant	24	22	20	19	18	17	17	16	16	15	15	15	214	1	215
Glen Ewen	31	24	21	19	17	16	16	15	15	15	13	7	210	8	218
Handsworth	27	22	19	11	10	9	8	8	7	7	7	6	143	81	224
Liege	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Medicine River Glauconitic A Unit No. 4	2	2	2	2	2	0	0	0	0	0	0	0	12	0	12
Medicine River Non-Unit	88	109	119	105	95	82	78	73	69	60	54	51	983	748	1731
Medicine River Unit No. 4	2	2	2	2	2	2	2	2	2	2	1	1	22	19	41
Medicine River Viking D Unit No. 2	1	1	0	0	0	0	0	0	0	0	0	0	4	1	4
Michichi	46	46	43	41	38	35	32	30	28	27	25	24	416	206	622
Weirhill	232	240	227	204	169	165	124	118	98	80	77	75	1811	753	2564
Westerose	61	58	61	58	54	51	48	44	40	39	34	33	581	551	1132
Willesden Green Glauconitic A Unit No.1	13	12	12	12	12	12	12	8	8	8	6	4	119	3	122
Total Total Corporate	584	593	578	518	449	420	361	337	301	266	248	230	4885	2410	7295
ARTC/AGCA Adjusmtent	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Total Corporate Incl. Adjustments	584	593	578	518	449	420	361	337	301	266	248	230	4885	2410	7295

p:/s1035768/rems/econ/SEC_2002-12-31_Constant/_Corporate_Total_Corporate_Incl._Adjustments_RC09_opc.htm

Company Annual Operating Expenses (M$)

Company: **Millennium Energy Inc.**
Property: **Corporate**

Reserve Class: **Established**
Development Class: **Producing**
Pricing: **SEC (2002-12-31) Constant**
Effective Date: **January 01, 2003**

Entity Description	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	Subtotal	Remainder	Total
Total Corporate															
Chauvin	38	35	33	28	25	23	19	17	12	10	9	8	257	18	274
Condor Lower Mannville Natural Gas Unit No.	7	6	6	5	5	5	4	3	3	3	3	2	51	5	56
Craigend	13	12	11	5	0	0	0	0	0	0	0	0	41	0	41
Enchant	24	21	20	19	18	17	16	16	15	8	8	7	188	1	189
Glen Ewen	31	24	20	18	17	16	15	14	11	11	7	4	188	4	192
Handsworth	27	22	19	11	10	9	8	7	7	7	6	6	140	58	198
Liege	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Medicine River Glauconitic A Unit No. 4	2	2	2	2	1	0	0	0	0	0	0	0	10	0	10
Medicine River Non-Unit	85	81	76	70	65	57	55	53	51	49	45	41	727	585	1312
Medicine River Unit No. 4	2	2	2	2	1	1	1	1	1	1	1	1	17	11	29
Medicine River Viking D Unit No. 2	1	0	0	0	0	0	0	0	0	0	0	0	4	0	4
Michichi	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Weirhill	217	205	183	170	139	125	83	76	62	53	51	50	1415	340	1755
Westerose	61	58	55	53	50	47	43	40	37	35	33	32	545	488	1033
Willesden Green Glauconitic A Unit No.1	13	12	12	12	10	10	10	8	7	4	3	2	103	1	104
Total Total Corporate	519	482	440	395	342	311	255	236	207	180	166	152	3685	1512	5196
ARTC/AGCA Adjusmtent	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Total Corporate Incl. Adjustments	519	482	440	395	342	311	255	236	207	180	166	152	3685	1512	5196

p:/s1035768/rems/econ/SEC_2002-12-31_Constant/_Corporate_Total_Corporate_Incl._Adjustments_RC22_opc.htm

Company Annual Operating Expenses (M$)

Company: **Millennium Energy Inc.**
Property: **Corporate**

Reserve Class: **Established**
Development Class: **Total**
Pricing: **SEC (2002-12-31) Constant**
Effective Date: **January 01, 2003**

Entity Description	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	Subtotal	Remainder	Total
Total Corporate															
Chauvin	38	35	33	28	25	23	19	17	12	10	9	8	257	18	274
Condor Lower Mannville Natural Gas Unit No.	7	6	6	5	5	5	4	3	3	3	3	2	51	5	56
Craigend	13	12	11	5	0	0	0	0	0	0	0	0	41	0	41
Enchant	24	21	20	19	18	17	16	16	15	8	8	7	188	1	189
Glen Ewen	31	24	20	18	17	16	15	14	11	11	7	4	188	4	192
Handsworth	27	22	19	11	10	9	8	7	7	7	6	6	140	58	198
Liege	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Medicine River Glauconitic A Unit No. 4	2	2	2	2	1	0	0	0	0	0	0	0	10	0	10
Medicine River Non-Unit	86	95	96	85	79	69	66	62	59	53	49	44	844	600	1444
Medicine River Unit No. 4	2	2	2	2	2	2	1	1	1	1	1	1	19	13	32
Medicine River Viking D Unit No. 2	1	0	0	0	0	0	0	0	0	0	0	0	4	0	4
Michichi	43	43	40	38	36	33	31	29	28	26	25	24	396	200	597
Weirhill	224	222	199	185	153	139	96	89	75	65	63	62	1573	437	2010
Westerose	61	58	58	55	52	48	44	41	38	36	33	32	555	488	1043
Willesden Green Glauconitic A Unit No.1	13	12	12	12	10	10	10	8	7	4	3	2	103	1	104
Total Total Corporate	571	555	519	466	407	371	312	288	257	224	207	192	4369	1826	6194
ARTC/AGCA Adjusmtent	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Total Corporate Incl. Adjustments	571	555	519	466	407	371	312	288	257	224	207	192	4369	1826	6194

p:/s1035768/rems/econ/SEC_2002-12-31_Constant/_Corporate_Total_Corporate_Incl._Adjustments_RC10_opc.htm

Company Annual Capital Expenditures ($)

Company:	Millennium Energy Inc.	Reserve Class:	Proved
Property:	Corporate	Development Class:	Producing
		Pricing:	SEC (2002-12-31) Constant
		Effective Date:	January 01, 2003

Entity Description	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	Subtotal	Remainder	Total
Total Corporate															
Chauvin	0	0	7000	0	0	4500	0	0	0	0	0	0	11500	0	11500
Condor Lower Mannville Natural Gas Unit No.	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Craigend	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Enchant	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Glen Ewen	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Handsworth	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Liege	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Medicine River Glauconitic A Unit No. 4	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Medicine River Non-Unit	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Medicine River Unit No. 4	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Medicine River Viking D Unit No. 2	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Michichi	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Weirhill	0	0	0	60000	0	0	0	0	0	0	0	0	60000	0	60000
Westerose	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Willesden Green Glauconitic A Unit No.1	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Total Total Corporate	0	0	7000	60000	0	4500	0	0	0	0	0	0	71500	0	71500
ARTC/AGCA Adjusmtent	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Total Corporate Incl. Adjustments	0	0	7000	60000	0	4500	0	0	0	0	0	0	71500	0	71500

p:/s1035768/rems/econ/SEC_2002-12-31_Constant/_Corporate_Total_Corporate_Incl._Adjustments_RC01_cpe.htm

Company Annual Capital Expenditures ($)

Company: **Millennium Energy Inc.**
Property: **Corporate**

Reserve Class: **Total Proved**
Development Class: **Nonproducing**
Pricing: **SEC (2002-12-31) Constant**
Effective Date: **January 01, 2003**

Entity Description	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	Subtotal	Remainder	Total
Total Corporate															
Chauvin	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Condor Lower Mannville Natural Gas Unit No.	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Craigend	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Enchant	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Glen Ewen	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Handsworth	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Liege	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Medicine River Glauconitic A Unit No. 4	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Medicine River Non-Unit	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Medicine River Unit No. 4	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Medicine River Viking D Unit No. 2	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Michichi	90000	0	0	0	0	0	0	0	0	0	0	0	90000	0	90000
Weirhill	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Westerose	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Willesden Green Glauconitic A Unit No.1	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Total Total Corporate	90000	0	0	0	0	0	0	0	0	0	0	0	90000	0	90000
ARTC/AGCA Adjusmtent	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Total Corporate Incl. Adjustments	90000	0	0	0	0	0	0	0	0	0	0	0	90000	0	90000

p:/s1035768/rems/econ/SEC_2002-12-31_Constant/_Corporate_Total_Corporate_Incl._Adjustments_RC13_cpe.htm

Company Annual Capital Expenditures (M$)

Company: **Millennium Energy Inc.**
Property: **Corporate**

Reserve Class: **Proved**
Development Class: **Total**
Pricing: **SEC (2002-12-31) Constant**
Effective Date: **January 01, 2003**

Entity Description	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	Subtotal	Remainder	Total
Total Corporate															
Chauvin	0	0	7	0	0	5	0	0	0	0	0	0	12	0	12
Condor Lower Mannville Natural Gas Unit No.	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Craigend	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Enchant	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Glen Ewen	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Handsworth	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Liege	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Medicine River Glauconitic A Unit No. 4	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Medicine River Non-Unit	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Medicine River Unit No. 4	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Medicine River Viking D Unit No. 2	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Michichi	90	0	0	0	0	0	0	0	0	0	0	0	90	0	90
Weirhill	0	0	0	60	0	0	0	0	0	0	0	0	60	0	60
Westerose	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Willesden Green Glauconitic A Unit No.1	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Total Total Corporate	90	0	7	60	0	5	0	0	0	0	0	0	162	0	162
ARTC/AGCA Adjusmtent	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Total Corporate Incl. Adjustments	90	0	7	60	0	5	0	0	0	0	0	0	162	0	162

p:/s1035768/rems/econ/SEC_2002-12-31_Constant/_Corporate_Total_Corporate_Incl._Adjustments_RC03_cpe.htm

Company Annual Capital Expenditures (M$)

Company: **Millennium Energy Inc.**
Property: **Corporate**

Reserve Class: **Probable**
Development Class: **Nonproducing**
Pricing: **SEC (2002-12-31) Constant**
Effective Date: **January 01, 2003**

Entity Description	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	Subtotal	Remainder	Total
Total Corporate															
Chauvin	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Condor Lower Mannville Natural Gas Unit No.	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Craigend	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Enchant	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Glen Ewen	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Handsworth	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Liege	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Medicine River Glauconitic A Unit No. 4	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Medicine River Non-Unit	11	70	0	0	0	3	0	0	0	0	0	0	84	2	86
Medicine River Unit No. 4	0	2	0	0	0	0	0	0	0	0	0	0	2	0	2
Medicine River Viking D Unit No. 2	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Michichi	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Weirhill	950	0	0	0	0	0	0	0	0	0	0	0	950	0	950
Westerose	0	0	5	0	0	0	0	0	0	0	0	0	5	0	5
Willesden Green Glauconitic A Unit No.1	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Total Total Corporate	961	72	5	0	0	3	0	0	0	0	0	0	1041	2	1043
ARTC/AGCA Adjusmtent	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Total Corporate Incl. Adjustments	961	72	5	0	0	3	0	0	0	0	0	0	1041	2	1043

p:/s1035768/rems/econ/SEC_2002-12-31_Constant/_Corporate_Total_Corporate_Incl._Adjustments_RC15_cpe.htm

Company Annual Capital Expenditures (M$)

Company: **Millennium Energy Inc.**
Property: **Corporate**

Reserve Class: **Probable**
Development Class: **Total**
Pricing: **SEC (2002-12-31) Constant**
Effective Date: **January 01, 2003**

Entity Description	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	Subtotal	Remainder	Total
Total Corporate															
Chauvin	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Condor Lower Mannville Natural Gas Unit No.	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Craigend	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Enchant	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Glen Ewen	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Handsworth	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Liege	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Medicine River Glauconitic A Unit No. 4	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Medicine River Non-Unit	11	70	0	0	0	3	0	0	0	0	0	0	84	2	86
Medicine River Unit No. 4	0	2	0	0	0	0	0	0	0	0	0	0	2	0	2
Medicine River Viking D Unit No. 2	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Michichi	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Weirhill	950	0	0	0	0	0	0	0	0	0	0	0	950	0	950
Westerose	0	0	5	0	0	0	0	0	0	0	0	0	5	0	5
Willesden Green Glauconitic A Unit No.1	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Total Total Corporate	961	72	5	0	0	3	0	0	0	0	0	0	1041	2	1043
ARTC/AGCA Adjusmtent	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Total Corporate Incl. Adjustments	961	72	5	0	0	3	0	0	0	0	0	0	1041	2	1043

p:/s1035768/rems/econ/SEC_2002-12-31_Constant/_Corporate_Total_Corporate_Incl._Adjustments_RC06_cpe.htm

Company Annual Capital Expenditures ($)

Company: **Millennium Energy Inc.**
Property: **Corporate**

Reserve Class: **Proved Plus Probable**
Development Class: **Producing**
Pricing: **SEC (2002-12-31) Constant**
Effective Date: **January 01, 2003**

Entity Description	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	Subtotal	Remainder	Total
Total Corporate															
Chauvin	0	0	7000	0	0	4500	0	0	0	0	0	0	11500	0	11500
Condor Lower Mannville Natural Gas Unit No.	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Craigend	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Enchant	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Glen Ewen	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Handsworth	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Liege	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Medicine River Glauconitic A Unit No. 4	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Medicine River Non-Unit	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Medicine River Unit No. 4	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Medicine River Viking D Unit No. 2	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Michichi	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Weirhill	0	0	0	60000	0	0	0	0	0	0	0	0	60000	0	60000
Westerose	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Willesden Green Glauconitic A Unit No.1	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Total Total Corporate	0	0	7000	60000	0	4500	0	0	0	0	0	0	71500	0	71500
ARTC/AGCA Adjusmtent	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Total Corporate Incl. Adjustments	0	0	7000	60000	0	4500	0	0	0	0	0	0	71500	0	71500

p:/s1035768/rems/econ/SEC_2002-12-31_Constant/_Corporate_Total_Corporate_Incl._Adjustments_RC07_cpe.htm

Company Annual Capital Expenditures (M$)

Company: **Millennium Energy Inc.**
Property: **Corporate**

Reserve Class: **Proved Plus Probable**
Development Class: **Nonproducing**
Pricing: **SEC (2002-12-31) Constant**
Effective Date: **January 01, 2003**

Entity Description	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	Subtotal	Remainder	Total
Total Corporate															
Chauvin	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Condor Lower Mannville Natural Gas Unit No.	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Craigend	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Enchant	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Glen Ewen	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Handsworth	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Liege	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Medicine River Glauconitic A Unit No. 4	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Medicine River Non-Unit	11	70	0	0	0	3	0	0	0	0	0	0	84	2	86
Medicine River Unit No. 4	0	2	0	0	0	0	0	0	0	0	0	0	2	0	2
Medicine River Viking D Unit No. 2	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Michichi	90	0	0	0	0	0	0	0	0	0	0	0	90	0	90
Weirhill	950	0	0	0	0	0	0	0	0	0	0	0	950	0	950
Westerose	0	0	5	0	0	0	0	0	0	0	0	0	5	0	5
Willesden Green Glauconitic A Unit No.1	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Total Total Corporate	1051	72	5	0	0	3	0	0	0	0	0	0	1131	2	1133
ARTC/AGCA Adjusmtent	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Total Corporate Incl. Adjustments	.1051	72	5	0	0	3	0	0	0	0	0	0	1131	2	1133

p:/s1035768/rems/econ/SEC_2002-12-31_Constant/_Corporate_Total_Corporate_Incl._Adjustments_RC19_cpe.htm

Company Annual Capital Expenditures (M$)

Company: **Millennium Energy Inc.**
Property: **Corporate**

Reserve Class: **Proved Plus Probable**
Development Class: **Total**
Pricing: **SEC (2002-12-31) Constant**
Effective Date: **January 01, 2003**

Entity Description	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	Subtotal	Remainder	Total
Total Corporate															
Chauvin	0	0	7	0	0	5	0	0	0	0	0	0	12	0	12
Condor Lower Mannville Natural Gas Unit No.	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Craigend	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Enchant	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Glen Ewen	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Handsworth	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Liege	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Medicine River Glauconitic A Unit No. 4	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Medicine River Non-Unit	11	70	0	0	0	3	0	0	0	0	0	0	84	2	86
Medicine River Unit No. 4	0	2	0	0	0	0	0	0	0	0	0	0	2	0	2
Medicine River Viking D Unit No. 2	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Michichi	90	0	0	0	0	0	0	0	0	0	0	0	90	0	90
Weirhill	950	0	0	60	0	0	0	0	0	0	0	0	1010	0	1010
Westerose	0	0	5	0	0	0	0	0	0	0	0	0	5	0	5
Willesden Green Glauconitic A Unit No.1	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Total Total Corporate	1051	72	12	60	0	8	0	0	0	0	0	0	1203	2	1205
ARTC/AGCA Adjusmtent	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Total Corporate Incl. Adjustments	1051	72	12	60	0	8	0	0	0	0	0	0	1203	2	1205

p:/s1035768/rems/econ/SEC_2002-12-31_Constant/_Corporate_Total_Corporate_Incl._Adjustments_RC09_cpe.htm

Company Annual Capital Expenditures ($)

Company:	**Millennium Energy Inc.**	Reserve Class:	**Established**
Property:	**Corporate**	Development Class:	**Producing**
		Pricing:	**SEC (2002-12-31) Constant**
		Effective Date:	**January 01, 2003**

Entity Description	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	Subtotal	Remainder	Total
Total Corporate															
Chauvin	0	0	7000	0	0	4500	0	0	0	0	0	0	11500	0	11500
Condor Lower Mannville Natural Gas Unit No.	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Craigend	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Enchant	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Glen Ewen	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Handsworth	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Liege	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Medicine River Glauconitic A Unit No. 4	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Medicine River Non-Unit	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Medicine River Unit No. 4	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Medicine River Viking D Unit No. 2	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Michichi	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Weirhill	0	0	0	60000	0	0	0	0	0	0	0	0	60000	0	60000
Westerose	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Willesden Green Glauconitic A Unit No.1	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Total Total Corporate	0	0	7000	60000	0	4500	0	0	0	0	0	0	71500	0	71500
ARTC/AGCA Adjusmtent	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Total Corporate Incl. Adjustments	0	0	7000	60000	0	4500	0	0	0	0	0	0	71500	0	71500

p:/s1035768/rems/econ/SEC_2002-12-31_Constant/_Corporate_Total_Corporate_Incl._Adjustments_RC22_cpe.htm

Company Annual Capital Expenditures (M$)

Company: **Millennium Energy Inc.**
Property: **Corporate**

Reserve Class: **Established**
Development Class: **Total**
Pricing: **SEC (2002-12-31) Constant**
Effective Date: **January 01, 2003**

Entity Description	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	Subtotal	Remainder	Total
Total Corporate															
Chauvin	0	0	7	0	0	5	0	0	0	0	0	0	12	0	12
Condor Lower Mannville Natural Gas Unit No.	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Craigend	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Enchant	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Glen Ewen	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Handsworth	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Liege	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Medicine River Glauconitic A Unit No. 4	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Medicine River Non-Unit	5	35	0	0	0	2	0	0	0	0	0	0	42	1	43
Medicine River Unit No. 4	0	1	0	0	0	0	0	0	0	0	0	0	1	0	1
Medicine River Viking D Unit No. 2	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Michichi	90	0	0	0	0	0	0	0	0	0	0	0	90	0	90
Weirhill	475	0	0	60	0	0	0	0	0	0	0	0	535	0	535
Westerose	0	0	3	0	0	0	0	0	0	0	0	0	3	0	3
Willesden Green Glauconitic A Unit No.1	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Total Total Corporate	570	36	10	60	0	6	0	0	0	0	0	0	682	1	683
ARTC/AGCA Adjusmtent	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Total Corporate Incl. Adjustments	570	36	10	60	0	6	0	0	0	0	0	0	682	1	683

p:/s1035768/rems/econ/SEC_2002-12-31_Constant/_Corporate_Total_Corporate_Incl._Adjustments_RC10_cpe.htm

Company Annual Undiscounted Cash Flow (M$)

Company: **Millennium Energy Inc.**
Property: **Corporate**

Reserve Class: **Proved**
Development Class: **Producing**
Pricing: **SEC (2002-12-31) Constant**
Effective Date: **January 01, 2003**

Entity Description	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	Subtotal	Remainder	Total
Total Corporate															
Chauvin	65	48	27	27	20	11	13	8	7	5	4	3	238	2	240
Condor Lower Mannville Natural Gas Unit No.	56	47	41	35	31	27	24	21	18	16	14	7	337	0	337
Craigend	34	25	18	0	0	0	0	0	0	0	0	0	78	0	78
Enchant	164	125	100	76	58	44	35	26	19	0	0	0	647	0	647
Glen Ewen	238	149	105	79	62	48	37	25	14	11	2	0	771	0	771
Handsworth	245	186	146	84	63	52	43	36	30	26	22	19	951	76	1027
Liege	119	94	75	59	46	35	27	20	9	8	7	6	503	5	509
Medicine River Glauconitic A Unit No. 4	2	2	1	1	0	0	0	0	0	0	0	0	5	0	5
Medicine River Non-Unit	391	312	252	207	173	146	123	106	92	76	69	60	2008	364	2372
Medicine River Unit No. 4	9	7	6	5	4	3	3	2	2	2	1	1	45	5	50
Medicine River Viking D Unit No. 2	1	1	1	1	0	0	0	0	0	0	0	0	5	0	5
Michichi	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Weirhill	442	319	210	98	140	85	88	67	51	42	31	22	1598	25	1623
Westerose	316	281	252	222	198	175	155	139	122	110	99	89	2157	933	3090
Willesden Green Glauconitic A Unit No.1	37	30	24	19	13	11	9	8	5	0	0	0	156	0	156
Total Total Corporate	2119	1625	1258	914	809	638	558	459	369	296	249	207	9501	1410	10911
ARTC	5	4	3	1	1	1	1	0	0	0	0	0	16	0	16
Total Corporate Incl. Adjustments	2124	1629	1261	915	810	639	558	460	369	297	249	207	9517	1410	10927

p:/s1035768/rems/econ/SEC_2002-12-31_Constant/_Corporate_Total_Corporate_Incl._Adjustments_RC01_ucf.htm

Company Annual Undiscounted Cash Flow (M$)

Company: **Millennium Energy Inc.**
Property: **Corporate**

Reserve Class: **Total Proved**
Development Class: **Nonproducing**
Pricing: **SEC (2002-12-31) Constant**
Effective Date: **January 01, 2003**

Entity Description	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	Subtotal	Remainder	Total
Total Corporate															
Chauvin	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Condor Lower Mannville Natural Gas Unit No.	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Craigend	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Enchant	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Glen Ewen	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Handsworth	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Liege	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Medicine River Glauconitic A Unit No. 4	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Medicine River Non-Unit	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Medicine River Unit No. 4	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Medicine River Viking D Unit No. 2	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Michichi	223	304	270	255	232	207	183	161	140	122	108	93	2298	390	2689
Weirhill	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Westerose	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Willesden Green Glauconitic A Unit No.1	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Total Total Corporate	223	304	270	255	232	207	183	161	140	122	108	93	2298	390	2689
ARTC	32	29	24	19	15	11	9	6	5	4	2	2	159	6	165
Total Corporate Incl. Adjustments	256	333	294	275	247	218	191	167	145	126	110	95	2457	396	2853

p:/s1035768/rems/econ/SEC_2002-12-31_Constant/_Corporate_Total_Corporate_Incl._Adjustments_RC13_ucf.htm

Company Annual Undiscounted Cash Flow (M$)

Company: **Millennium Energy Inc.**
Property: **Corporate**

Reserve Class: **Proved**
Development Class: **Total**
Pricing: **SEC (2002-12-31) Constant**
Effective Date: **January 01, 2003**

Entity Description	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	Subtotal	Remainder	Total
Total Corporate															
Chauvin	65	48	27	27	20	11	13	8	7	5	4	3	238	2	240
Condor Lower Mannville Natural Gas Unit No.	56	47	41	35	31	27	24	21	18	16	14	7	337	0	337
Craigend	34	25	18	0	0	0	0	0	0	0	0	0	78	0	78
Enchant	164	125	100	76	58	44	35	26	19	0	0	0	647	0	647
Glen Ewen	238	149	105	79	62	48	37	25	14	11	2	0	771	0	771
Handsworth	245	186	146	84	63	52	43	36	30	26	22	19	951	76	1027
Liege	119	94	75	59	46	35	27	20	9	8	7	6	503	5	509
Medicine River Glauconitic A Unit No. 4	2	2	1	1	0	0	0	0	0	0	0	0	5	0	5
Medicine River Non-Unit	391	312	252	207	173	146	123	106	92	76	69	60	2008	364	2372
Medicine River Unit No. 4	9	7	6	5	4	3	3	2	2	2	1	1	45	5	50
Medicine River Viking D Unit No. 2	1	1	1	1	0	0	0	0	0	0	0	0	5	0	5
Michichi	223	304	270	255	232	207	183	161	140	122	108	93	2298	390	2689
Weirhill	442	319	210	98	140	85	88	67	51	42	31	22	1598	25	1623
Westerose	316	281	252	222	198	175	155	139	122	110	99	89	2157	933	3090
Willesden Green Glauconitic A Unit No.1	37	30	24	19	13	11	9	8	5	0	0	0	156	0	156
Total Total Corporate	2342	1930	1528	1169	1041	845	740	620	509	419	356	300	11800	1800	13599
ARTC	38	33	26	21	16	12	9	7	5	4	2	2	175	6	181
Total Corporate Incl. Adjustments	2380	1963	1554	1190	1057	857	749	627	514	423	359	302	11974	1806	13780

p:/s1035768/rems/econ/SEC_2002-12-31_Constant/_Corporate_Total_Corporate_Incl._Adjustments_RC03_ucf.htm

Company Annual Undiscounted Cash Flow (M$)

Company: **Millennium Energy Inc.**
Property: **Corporate**

Reserve Class: **Probable**
Development Class: **Producing**
Pricing: **SEC (2002-12-31) Constant**
Effective Date: **January 01, 2003**

Entity Description	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	Subtotal	Remainder	Total
Total Corporate															
Chauvin	2	4	6	7	5	4	5	6	5	3	3	2	52	7	59
Condor Lower Mannville Natural Gas Unit No.	1	2	3	4	4	5	5	5	5	5	5	11	56	58	114
Craigend	1	3	4	16	0	0	0	0	0	0	0	0	24	0	24
Enchant	2	5	9	11	12	13	14	14	14	27	22	18	162	1	163
Glen Ewen	8	14	15	14	14	16	16	19	22	19	22	12	191	11	202
Handsworth	1	3	4	2	6	7	8	8	8	8	8	8	71	127	198
Liege	3	6	9	12	13	14	12	13	16	14	10	4	124	29	154
Medicine River Glauconitic A Unit No. 4	0	0	0	0	1	0	0	0	0	0	0	0	2	0	2
Medicine River Non-Unit	8	16	21	23	24	25	26	19	18	21	21	17	238	302	540
Medicine River Unit No. 4	0	0	1	1	1	1	1	1	1	1	1	1	8	12	20
Medicine River Viking D Unit No. 2	0	0	0	0	0	0	0	0	0	0	0	0	2	0	2
Michichi	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Weirhill	23	46	75	52	51	74	78	76	48	24	27	29	604	250	853
Westerose	2	6	9	13	14	17	18	21	21	21	18	18	179	368	546
Willesden Green Glauconitic A Unit No.1	2	4	5	6	9	8	7	4	6	9	7	4	70	2	72
Total Total Corporate	53	109	160	162	154	184	190	185	164	152	144	125	1782	1168	2949
ARTC	0	0	0	1	0	0	0	0	0	0	0	0	3	0	3
Total Corporate Incl. Adjustments	53	109	160	163	154	185	190	185	164	152	144	126	1785	1168	2952

p:/s1035768/rems/econ/SEC_2002-12-31_Constant/_Corporate_Total_Corporate_Incl._Adjustments_RC04_ucf.htm

Company Annual Undiscounted Cash Flow (M$)

Company: **Millennium Energy Inc.**
Property: **Corporate**

Reserve Class: **Probable**
Development Class: **Nonproducing**
Pricing: **SEC (2002-12-31) Constant**
Effective Date: **January 01, 2003**

Entity Description	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	Subtotal	Remainder	Total
Total Corporate															
Chauvin	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Condor Lower Mannville Natural Gas Unit No.	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Craigend	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Enchant	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Glen Ewen	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Handsworth	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Liege	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Medicine River Glauconitic A Unit No. 4	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Medicine River Non-Unit	5	165	293	182	124	107	92	65	49	26	19	15	1143	40	1183
Medicine River Unit No. 4	0	-2	2	2	2	1	1	1	1	1	1	1	11	3	14
Medicine River Viking D Unit No. 2	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Michichi	68	63	63	50	37	34	31	27	24	20	16	15	446	67	513
Weirhill	-770	384	325	277	238	201	173	151	133	117	103	90	1423	434	1857
Westerose	0	0	22	14	8	5	3	2	2	1	0	0	57	0	57
Willesden Green Glauconitic A Unit No.1	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Total Total Corporate	-697	609	705	525	409	349	300	247	208	165	138	121	3079	544	3623
AGCA Adjustment	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
ARTC	11	10	9	8	7	5	4	3	2	1	1	1	62	1	64
Total Corporate Incl. Adjustments	-686	620	714	534	416	354	304	249	210	166	140	121	3142	545	3687

p:/s1035768/rems/econ/SEC_2002-12-31_Constant/_Corporate_Total_Corporate_Incl._Adjustments_RC15_ucf.htm

Company Annual Undiscounted Cash Flow (M$)

Company: **Millennium Energy Inc.**
Property: **Corporate**

Reserve Class: **Probable**
Development Class: **Total**
Pricing: **SEC (2002-12-31) Constant**
Effective Date: **January 01, 2003**

Entity Description	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	Subtotal	Remainder	Total
Total Corporate															
Chauvin	2	4	6	7	5	4	5	6	5	3	3	2	52	7	59
Condor Lower Mannville Natural Gas Unit No.	1	2	3	4	4	5	5	5	5	5	5	11	56	58	114
Craigend	1	3	4	16	0	0	0	0	0	0	0	0	24	0	24
Enchant	2	5	9	11	12	13	14	14	14	27	22	18	162	1	163
Glen Ewen	8	14	15	14	14	16	16	19	22	19	22	12	191	11	202
Handsworth	1	3	4	2	6	7	8	8	8	8	8	8	71	127	198
Liege	3	6	9	12	13	14	12	13	16	14	10	4	124	29	154
Medicine River Glauconitic A Unit No. 4	0	0	0	0	1	0	0	0	0	0	0	0	2	0	2
Medicine River Non-Unit	13	181	314	206	147	132	118	84	67	47	41	32	1381	342	1723
Medicine River Unit No. 4	0	-2	3	3	3	2	2	2	2	2	2	1	19	15	34
Medicine River Viking D Unit No. 2	0	0	0	0	0	0	0	0	0	0	0	0	2	0	2
Michichi	68	63	63	50	37	34	31	27	24	20	16	15	446	67	513
Weirhill	-747	429	401	329	289	276	251	227	181	140	130	120	2026	684	2710
Westerose	2	6	30	27	22	22	22	23	22	22	18	18	235	368	603
Willesden Green Glauconitic A Unit No.1	2	4	5	6	9	8	7	4	6	9	7	4	70	2	72
Total Total Corporate	-644	719	865	687	562	533	490	432	372	317	282	246	4861	1712	6573
AGCA Adjustment	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
ARTC	11	11	10	9	7	5	4	3	2	1	1	1	65	2	67
Total Corporate Incl. Adjustments	-633	729	874	696	570	539	493	435	374	318	284	247	4926	1713	6640

p:/s1035768/rems/econ/SEC_2002-12-31_Constant/_Corporate_Total_Corporate_Incl._Adjustments_RC06_ucf.htm

Company Annual Undiscounted Cash Flow (M$)

Company: **Millennium Energy Inc.**
Property: **Corporate**

Reserve Class: **Proved Plus Probable**
Development Class: **Producing**
Pricing: **SEC (2002-12-31) Constant**
Effective Date: **January 01, 2003**

Entity Description	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	Subtotal	Remainder	Total
Total Corporate															
Chauvin	67	52	33	34	25	15	18	14	12	8	6	5	291	9	299
Condor Lower Mannville Natural Gas Unit No.	57	50	44	39	35	31	29	26	24	22	20	18	393	58	451
Craigend	35	28	22	16	0	0	0	0	0	0	0	0	101	0	101
Enchant	166	130	109	87	70	57	49	40	33	27	22	18	809	1	811
Glen Ewen	246	163	119	93	76	64	53	45	37	30	24	12	962	11	973
Handsworth	246	189	150	86	70	59	51	44	38	34	30	27	1022	203	1225
Liege	121	100	84	71	59	50	39	33	25	21	17	9	628	35	662
Medicine River Glauconitic A Unit No. 4	2	2	1	1	1	0	0	0	0	0	0	0	7	0	7
Medicine River Non-Unit	399	327	273	231	197	171	149	125	110	98	90	77	2246	666	2912
Medicine River Unit No. 4	9	7	6	5	5	4	4	3	3	3	2	2	53	17	70
Medicine River Viking D Unit No. 2	1	1	1	1	1	1	1	0	0	0	0	0	7	0	7
Michichi	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Weirhill	465	365	286	150	191	159	167	143	99	66	58	52	2201	275	2476
Westerose	318	287	260	236	212	192	173	160	142	131	116	108	2336	1300	3636
Willesden Green Glauconitic A Unit No.1	39	34	29	26	22	19	16	12	10	9	7	4	226	2	228
Total Total Corporate	2171	1735	1418	1076	962	823	747	644	533	449	393	333	11283	2577	13860
ARTC	5	4	3	2	1	1	1	1	0	0	0	0	19	0	19
Total Corporate Incl. Adjustments	2177	1739	1421	1078	964	824	748	645	533	449	393	333	11302	2578	13879

p:/s1035768/rems/econ/SEC_2002-12-31_Constant/_Corporate_Total_Corporate_Incl._Adjustments_RC07_ucf.htm

Company Annual Undiscounted Cash Flow (M$)

Company: **Millennium Energy Inc.**
Property: **Corporate**

Reserve Class: **Proved Plus Probable**
Development Class: **Nonproducing**
Pricing: **SEC (2002-12-31) Constant**
Effective Date: **January 01, 2003**

Entity Description	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	Subtotal	Remainder	Total
Total Corporate															
Chauvin	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Condor Lower Mannville Natural *Gas Unit* No.	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Craigend	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Enchant	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Glen Ewen	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Handsworth	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Liege	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Medicine River Glauconitic A Unit No. 4	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Medicine River Non-Unit	5	165	293	182	124	107	92	65	49	26	19	15	1143	40	1183
Medicine River Unit No. 4	0	-2	2	2	2	1	1	1	1	1	1	1	11	3	14
Medicine River Viking D Unit No. 2	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Michichi	292	367	333	305	269	241	213	188	164	143	123	108	2745	457	3201
Weirhill	-770	384	325	277	238	201	173	151	133	117	103	90	1423	434	1857
Westerose	0	0	22	14	8	5	3	2	2	1	0	0	57	0	57
Willesden Green Glauconitic A Unit No.1	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Total Total Corporate	-473	914	975	781	641	555	483	407	348	287	246	214	5378	934	6312
AGCA Adjustment	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
ARTC	44	39	33	28	22	16	12	9	7	5	4	2	221	7	228
Total Corporate Incl. Adjustments	-430	953	1008	808	663	572	495	417	355	292	250	216	5599	942	6540

p:/s1035768/rems/econ/SEC_2002-12-31_Constant/_Corporate_Total_Corporate_Incl._Adjustments_RC19_ucf.htm

Company Annual Undiscounted Cash Flow (M$)

Company: **Millennium Energy Inc.**
Property: **Corporate**

Reserve Class: **Proved Plus Probable**
Development Class: **Total**
Pricing: **SEC (2002-12-31) Constant**
Effective Date: **January 01, 2003**

Entity Description	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	Subtotal	Remainder	Total
Total Corporate															
Chauvin	67	52	33	34	25	15	18	14	12	8	6	5	291	9	299
Condor Lower Mannville Natural Gas Unit No.	57	50	44	39	35	31	29	26	24	22	20	18	393	58	451
Craigend	35	28	22	16	0	0	0	0	0	0	0	0	101	0	101
Enchant	166	130	109	87	70	57	49	40	33	27	22	18	809	1	811
Glen Ewen	246	163	119	93	76	64	53	45	37	30	24	12	962	11	973
Handsworth	246	189	150	86	70	59	51	44	38	34	30	27	1022	203	1225
Liege	121	100	84	71	59	50	39	33	25	21	17	9	628	35	662
Medicine River Glauconitic A Unit No. 4	2	2	1	1	1	0	0	0	0	0	0	0	7	0	7
Medicine River Non-Unit	404	492	566	413	320	278	241	190	159	124	110	92	3389	706	4095
Medicine River Unit No. 4	9	5	8	7	7	5	5	4	4	3	3	3	64	20	84
Medicine River Viking D Unit No. 2	1	1	1	1	1	1	1	0	0	0	0	0	7	0	7
Michichi	292	367	333	305	269	241	213	188	164	143	123	108	2745	457	3201
Weirhill	-305	748	611	428	429	361	339	295	232	183	161	142	3624	709	4333
Westerose	318	287	282	250	220	197	177	162	144	132	116	108	2392	1300	3693
Willesden Green Glauconitic A Unit No.1	39	34	29	26	22	19	16	12	10	9	7	4	226	2	228
Total Total Corporate	1698	2648	2393	1856	1603	1378	1230	1052	881	735	639	547	16660	3511	20172
AGCA Adjustment	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
ARTC	49	43	36	30	23	17	13	10	7	5	4	3	240	8	248
Total Corporate Incl. Adjustments	1747	2692	2429	1886	1626	1395	1243	1062	888	741	643	549	16900	3519	20420

p:/s1035768/rems/econ/SEC_2002-12-31_Constant/_Corporate_Total_Corporate_Incl._Adjustments_RC09_ucf.htm

Company Annual Undiscounted Cash Flow (M$)

Company: **Millennium Energy Inc.**
Property: **Corporate**

Reserve Class: **Established**
Development Class: **Producing**
Pricing: **SEC (2002-12-31) Constant**
Effective Date: **January 01, 2003**

Entity Description	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	Subtotal	Remainder	Total
Total Corporate															
Chauvin	66	50	30	30	23	13	15	11	10	7	5	4	265	5	270
Condor Lower Mannville Natural Gas Unit No.	56	49	42	37	33	29	26	24	21	19	17	13	365	29	394
Craigend	35	27	20	8	0	0	0	0	0	0	0	0	90	0	90
Enchant	165	128	105	82	64	51	42	33	26	14	11	9	728	1	729
Glen Ewen	242	156	112	86	69	56	45	35	25	21	13	6	866	6	872
Handsworth	245	187	148	85	67	56	47	40	34	30	26	23	987	139	1126
Liege	120	97	80	65	52	43	33	26	17	15	12	7	565	20	586
Medicine River Glauconitic A Unit No. 4	2	2	1	1	0	0	0	0	0	0	0	0	6	0	6
Medicine River Non-Unit	395	320	263	219	185	159	136	115	101	87	80	69	2127	515	2642
Medicine River Unit No. 4	9	7	6	5	4	4	3	3	2	2	2	2	49	11	60
Medicine River Viking D Unit No. 2	1	1	1	1	1	1	0	0	0	0	0	0	6	0	6
Michichi	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Weirhill	454	342	248	124	166	122	127	105	75	54	45	37	1899	150	2049
Westerose	317	284	256	229	205	184	164	149	132	120	107	98	2246	1117	3363
Willesden Green Glauconitic A Unit No.1	38	32	27	22	18	15	13	10	7	4	3	2	191	1	192
Total Total Corporate	2145	1680	1338	995	886	730	652	552	451	373	321	270	10392	1993	12385
ARTC	5	4	3	2	1	1	1	0	0	0	0	0	17	0	18
Total Corporate Incl. Adjustments	2150	1684	1341	997	887	731	653	552	451	373	321	270	10409	1994	12403

p:/s1035768/rems/econ/SEC_2002-12-31_Constant/_Corporate_Total_Corporate_Incl._Adjustments_RC22_ucf.htm

Company Annual Undiscounted Cash Flow (M$)

Company: **Millennium Energy Inc.**
Property: **Corporate**

Reserve Class: **Established**
Development Class: **Total**
Pricing: **SEC (2002-12-31) Constant**
Effective Date: **January 01, 2003**

Entity Description	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	Subtotal	Remainder	Total
Total Corporate															
Chauvin	66	50	30	30	23	13	15	11	10	7	5	4	265	5	270
Condor Lower Mannville Natural Gas Unit No.	56	49	42	37	33	29	26	24	21	19	17	13	365	29	394
Craigend	35	27	20	8	0	0	0	0	0	0	0	0	90	0	90
Enchant	165	128	105	82	64	51	42	33	26	14	11	9	728	1	729
Glen Ewen	242	156	112	86	69	56	45	35	25	21	13	6	866	6	872
Handsworth	245	187	148	85	67	56	47	40	34	30	26	23	987	139	1126
Liege	120	97	80	65	52	43	33	26	17	15	12	7	565	20	586
Medicine River Glauconitic A Unit No. 4	2	2	1	1	0	0	0	0	0	0	0	0	6	0	6
Medicine River Non-Unit	397	402	409	310	247	212	182	148	125	100	89	76	2699	535	3234
Medicine River Unit No. 4	9	6	7	6	5	4	4	3	3	3	2	2	55	12	67
Medicine River Viking D Unit No. 2	1	1	1	1	1	1	0	0	0	0	0	0	6	0	6
Michichi	258	336	301	280	251	224	198	174	152	132	115	100	2522	423	2945
Weirhill	69	534	411	263	284	223	214	181	141	113	96	82	2611	367	2978
Westerose	317	284	267	236	209	186	166	150	133	121	107	98	2275	1117	3391
Willesden Green Glauconitic A Unit No.1	38	32	27	22	18	15	13	10	7	4	3	2	191	1	192
Total Total Corporate	2020	2289	1960	1513	1322	1111	985	836	695	577	498	424	14230	2656	16885
AGCA Adjustment	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
ARTC	43	38	31	25	20	15	11	8	6	5	3	2	207	7	214
Total Corporate Incl. Adjustments	2063	2327	1991	1538	1342	1126	996	844	701	582	501	426	14437	2662	17100

p:/s1035768/rems/econ/SEC_2002-12-31_Constant/_Corporate_Total_Corporate_Incl._Adjustments_RC10_ucf.htm

MILLENNIUM ENERGY INC.

RESERVES DETERMINATION
AND
ECONOMIC ANALYSIS OF
CANADIAN OIL AND GAS PROPERTIES

SUMMARY

Effective January 01, 2003

1035768



Gilbert Laustsen Jung
Associates Ltd. Petroleum Consultants
4100,400 - 3rd Avenue S.W.,Calgary,Alberta,Canada T2P 4H2 (403) 266-9500 Fax (403) 262-1855

March 4, 2003

Project 1035768

Ms. Bonnie Nicol
Millennium Energy Inc.
2100, 144 - 4th Avenue S.W.
Calgary, Alberta
T2P 3N4

Dear Madam:

Re: Millennium Energy Inc.
Corporate Evaluation
Effective January 1, 2003

Gilbert Laustsen Jung Associates Ltd. has completed an independent reserves determination and before income tax economic analysis of Millennium Energy Inc. oil and gas properties. The effective date of this evaluation is January 1, 2003.

This report has been prepared for Millennium Energy Inc. for the purposes of a corporate evaluation. No part of this report should be reproduced, distributed or made available to any other person, company, regulatory body or organization without the complete contents of the report.

Volume II of this report contains property level supplementary information including daily production volumes, annual operating costs, annual capital expenditures and annual undiscounted cash flow. This information is provided in CD format only on the CD included with this report.

It is trusted that this evaluation meets your current requirements. Should you have any questions regarding this analysis, please contact the undersigned.

Yours very truly,

GILBERT LAUSTSEN JUNG ASSOCIATES LTD.

ORIGINALLY SIGNED BY

Myron J. Hladyshevsky, P. Eng.
Vice-President

MJH/jem
Attachments

CORPORATE SUMMARY

TABLE OF CONTENTS

INDEPENDENT PETROLEUM CONSULTANTS' CONSENT

The undersigned firm of Independent Petroleum Consultants of Calgary, Alberta, Canada has prepared an independent evaluation of the **Millennium Energy Inc.** Canadian oil and gas properties and hereby gives consent to the use of its name and to the said estimates. The effective date of the evaluation is **January 1, 2003.**

In the course of the evaluation, **Millennium Energy Inc.** provided Gilbert Laustsen Jung Associates Ltd. personnel with basic information which included land data, well information, geological information, reservoir studies, estimates of on-stream dates, contract information, current hydrocarbon product prices, operating cost data, capital budget forecasts, financial data and future operating plans. Other engineering, geological or economic data required to conduct the evaluation and upon which this report is based, was obtained from public records, other operators and from Gilbert Laustsen Jung Associates Ltd. nonconfidential files. The extent and character of ownership and accuracy of all factual data supplied for the independent evaluation, from all sources, has been accepted as represented. Gilbert Laustsen Jung Associates Ltd. reserves the right to review all calculations referred to or included in this report and to revise the estimates in light of erroneous data supplied or information existing but not made available which becomes known subsequent to the preparation of this report.

The accuracy of any reserves and production estimate is a function of the quality and quantity of available data and of engineering interpretation and judgment. While reserves and production estimates presented herein are considered reasonable, the estimates should be accepted with the understanding that reservoir performance subsequent to the date of the estimate may justify revision, either upward or downward.

Revenue projections presented in this report are based in part on forecasts of market prices, currency exchange rates, inflation, market demand and government policy which are subject to many uncertainties and may, in future, differ materially from the forecasts utilized herein. Present values of revenues documented in this report do not necessarily represent the fair market value of the reserves evaluated herein.

PERMIT TO PRACTICE
GILBERT LAUSTSEN JUNG ASSOCIATES LTD.

Signature: ORIGINALLY SIGNED BY KEITH M. BRAATEN

Date: March 4, 2003

PERMIT NUMBER: P 2066
The Association of Professional Engineers, Geologists and Geophysicists of Alberta

ORIGINALLY SIGNED BY
DANA B. LAUSTSEN
Gilbert Laustsen Jung Associates Ltd.

INTRODUCTION

Gilbert Laustsen Jung Associates Ltd. (GLJ) was commissioned by Millennium Energy Inc. (Millennium) to prepare an independent determination of its corporate reserves. The evaluation was initiated in December 2002 and completed by February 2003. Millennium provided land, accounting data and recent engineering and geological data upon which this evaluation is based; most other information was available from public sources. Accounting and engineering data available to approximately September 2002 and October 2002, respectively, have been incorporated in this evaluation. In certain instances, data available to December 31, 2002, was reviewed.

The locations of the most significant reserves properties are indicated on the attached index map.

The evaluation was conducted on the basis of the GLJ January 1, 2003 Price Forecast. Property reports and the Summary section present the results with the GLJ January 1, 2003 Pricing. A constant price sensitivity was subsequently conducted to reflect December 31, 2002, prices held constant into the future with zero inflation.

Reserves and present value estimates as well as production/revenue projections for various reserves categories for both individual properties and consolidations of all properties are provided in the tabbed sections of this Summary Report.

Additionally, discussion is provided with respect to reserves definitions, evaluation procedures and price/market forecasts.

This evaluation incorporates processing income and the Alberta Royalty Tax Credits (ARTC) associated with eligible interests. This evaluation does not incorporate well and facility abandonment costs, general and administrative (G&A) costs and overhead recovery.

Undeveloped land values have not been included in this evaluation.

Map 1
Index Map
Property Locations

Company: Millennium Energy Inc.
Property: Alberta / Saskatchewan

Effective Date: January 1, 2003
Scale: 1:7,500,000 indm01/s1035768



ALBERTA
Liege
FORT McMURRAY
GRANDE PRAIRIE
Craigend
Willesden Green Glauconitic A Unit No. 1
EDMONTON
Medicine River Glauconitic A Unit No. 4
LLOYDMINSTER
Westerose
Chauvin
Medicine River Unit No. 4
RED DEER
Medicine River Viking D Unit No. 2
Medicine River Non-Unit
Michichi
DRUMHELLER
Condor Lower Mannville Natural Gas Unit N
CALGARY
Enchant
MEDICINE HAT
LETHBRIDGE
SASKATCHEWAN
PRINCE ALBERT
NORTH BATTLEFORD
SASKATOON
REGINA
Handsworth
Weirhill
Glen Ewen

SUMMARY

TABLE OF CONTENTS

TABLE 1

Summary of Reserves and Values

Company: **Millennium Energy Inc.**
Property: **Corporate**
Description: **Total Corporate Incl. Adjustments**

Pricing: **GLJ (2003-01)**
Effective Date: **January 01, 2003**

	Proved Producing	Proved Developed Non-producing	Total Proved	Proved Plus Probable Producing	Total Proved Plus Probable	Total Established
MARKETABLE RESERVES						
Oil - MSTB						
Company Interest	195.5	91.7	287.3	256.8	443.2	365.2
Net After Royalty	174.6	72.9	247.5	229.5	388.8	318.2
Gas - MMCF						
Company Interest	1238	0	1238	1496	1779	1508
Net After Royalty	988	0	988	1199	1400	1194
Natural Gas Liquids - MSTB						
Company Interest	54.7	0.0	54.7	65.3	78.3	66.5
Net After Royalty	40.3	0.0	40.3	48.2	57.0	48.7
Oil Equivalent - MBOE						
Company Interest	456.5	91.7	548.3	571.5	818.0	683.1
Net After Royalty	379.6	72.9	452.5	477.6	679.2	565.8
BEFORE TAX PRESENT VALUE - $M						
0.0%	6515	1551	8066	8216	11694	9880
8.0%	4657	1045	5702	5477	7579	6640
10.0%	4390	964	5354	5108	6989	6172
12.0%	4162	895	5057	4798	6490	5774
15.0%	3874	808	4682	4414	5869	5275
18.0%	3635	737	4372	4102	5362	4867
20.0%	3497	696	4193	3925	5073	4633
FIRST 6 YEARS BEFORE TAX CASH FLOW - $M						
2003	1607	168	1775	1649	1064	1420
2004	999	203	1202	1073	1673	1437
2005	683	164	847	776	1385	1116
2006	458	143	601	556	1031	816
2007	421	125	546	517	901	724
2008	324	111	435	430	767	601

Oil Equivalent Factors:

Oil	1.0	bbl/boe
Sales Gas	6.0	mcf/boe
Condensate	1.0	bbl/boe
Butane	1.0	bbl/boe
Propane	1.0	bbl/boe
Ethane	1.0	bbl/boe

Project 1035768
Run date Thu Feb 27 2003 09:26:51

p:/s1035768/rems/econ/GLJ_2003-01/_Corporate_Total_Corporate_Incl._Adjustments_RC00_psum.htm

Table 2

Company Production, Reserves and Present Value Summary

Company: **Millennium Energy Inc.**
Property: **Corporate**

Reserve Class: **Various**
Development Class: **Classifications**
Pricing: **GLJ (2003-01)**
Effective Date: **January 01, 2003**

	2003 Company Interest Prod'n				Company Interest Reserves					Net After Royalty Reserves					Reserve Life Index	Before Income Tax Discounted Present Value M$			
Entity Description	Gas mcf/d	Oil bbl/d	NGL bbl/d	BOE bbl/d	Gas Mmcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	BOE Mbbl	Gas Mmcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	BOE Mbbl	Yrs	0%	10%	12%	15%
Proved Producing	479	128	18	226	1238	196	55	0	457	988	175	40	0	380	5.5	6515	4390	4162	3874
Proved Developed Nonproducing	0	31	0	31	0	92	0	0	92	0	73	0	0	73	8.1	1551	964	895	808
Total Proved	479	159	18	257	1238	287	55	0	548	988	248	40	0	452	5.8	8066	5354	5057	4682
Probable Producing	8	3	0	5	259	61	11	0	115	211	55	8	0	98	65.8	1702	718	636	540
Probable Nonproducing	12	20	0	22	283	95	13	0	155	201	86	9	0	129	19.1	1927	918	798	647
Total Probable	20	23	1	27	541	156	24	0	270	412	141	17	0	227	27.4	3628	1635	1433	1187
Proved Plus Probable Producing	486	131	18	231	1496	257	65	0	572	1199	230	48	0	478	6.8	8216	5108	4798	4414
Proved Plus Probable Nonproducing	12	51	0	53	283	186	13	0	247	201	159	9	0	202	12.7	3478	1882	1693	1455
Total Proved Plus Probable	499	182	19	284	1779	443	78	0	818	1400	389	57	0	679	7.9	11694	6989	6490	5869
Established Producing	483	130	18	228	1367	226	60	0	514	1094	202	44	0	429	6.2	7366	4749	4480	4144
Total Established	489	171	18	270	1508	365	67	0	683	1194	318	49	0	566	6.9	9880	6172	5774	5275

BOE Factors:							
OIL	1.00000	RES GAS	6.00000	PROPANE	1.00000	ETHANE	1.00000
COND	1.00000	SLN GAS	6.00000	BUTANE	1.00000	SULPHUR	0.00000

p:/s1035768/rems/econ/GLJ_2003-01/_Corporate_Total_Corporate_Incl._Adjustments_RC00_crv.htm


Forecast Production
Company Oil
Company: Millennium Energy Inc.
Property: Corporate
Description: Total Corporate Incl. Adjustments
Pricing: GLJ (2003-01)
Effective Date: January 01, 2003
Proved Producing
Total Proved
Proved Plus Probable Producing
Total Proved Plus Probable
Total Established
Company Oil (Bbl/Cal-Day)
1000
100
10
1
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
Year
Drawing No: 1
p:\s1035768\rems\econ\GLJ_2003-01\Corporate_Total_Corporate_Incl._Adjustments_RC00.ppp01.pdf
Run Date:

Gilbert Laustsen Jung Associates Ltd.

Company: Millennium Energy Inc.
Property: Corporate
Description: Total Corporate Incl. Adjustments

Forecast Production
Company Sales Gas

Pricing: GLJ (2003-01)
Effective Date: January 01, 2003



Proved Producing
Total Proved
Proved Plus Probable Producing
Total Proved Plus Probable
Total Established
Company Sales Gas (Mmcf/Cal-Day)
1.00
0.10
0.01
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
Year

Drawing No: 2

p:\s1035768\rems\econ\GLJ_2003-01\Corporate_Total_Corporate_Incl._Adjustments_RC00.ppp02.pdf

Run Date:

Gilbert Laustsen Jung Associates Ltd.


Forecast Production
Company NGL
Company: Millennium Energy Inc.
Property: Corporate
Description: Total Corporate Incl. Adjustments
Pricing: GLJ (2003-01)
Effective Date: January 01, 2003
Proved Producing
Total Proved
Proved Plus Probable Producing
Total Proved Plus Probable
Total Established
Company NGL (Bbl/Cal-Day)
100
10
1
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
Year
Drawing No: 3

p:\s1035768\rcms\econ\GLJ_2003-01\Corporate_Total_Corporate_Incl._Adjustments_RC00.ppp03.pdf

Run Date:

Gilbert Laustsen Jung Associates Ltd.



Forecast Production
Company BOE
Company: Millennium Energy Inc.
Property: Corporate
Description: Total Corporate Incl. Adjustments
Pricing: GLJ (2003-01)
Effective Date: January 01, 2003
Proved Producing
Total Proved
Proved Plus Probable Producing
Total Proved Plus Probable
Total Established
Company BOE (Bbl/Cal-Day)
1000
100
10
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
Year

Drawing No: 4

p:\s1035768\rems\econ\GLJ_2003-01\Corporate_Total_Corporate_Incl._Adjustments_RC00.ppp12.pdf

Run Date:

Gilbert Laustsen Jung Associates Ltd.

PROVED RESERVES FORECASTS

TABLE OF CONTENTS

Summary of Reserves and Values

Company: **Millennium Energy Inc.**
Property: **Corporate**
Description: **Total Corporate Incl. Adjustments**

Pricing: **GLJ (2003-01)**
Effective Date: **January 01, 2003**

MARKETABLE RESERVES	Proved Producing	Total Proved Non-producing	Total Proved
Oil - MSTB			
Company Interest	195.5	91.7	287.3
Net After Royalty	174.6	72.9	247.5
Gas - MMCF			
Company Interest	1238	0	1238
Net After Royalty	988	0	988
Natural Gas Liquids - MSTB			
Company Interest	54.7	0.0	54.7
Net After Royalty	40.3	0.0	40.3
Oil Equivalent - MBOE			
Company Interest	456.5	91.7	548.3
Net After Royalty	379.6	72.9	452.5
BEFORE TAX PRESENT VALUE - $M			
0.0%	6515	1551	8066
8.0%	4657	1045	5702
10.0%	4390	964	5354
12.0%	4162	895	5057
15.0%	3874	808	4682
18.0%	3635	737	4372
20.0%	3497	696	4193
FIRST 6 YEARS BEFORE TAX CASH FLOW - $M			
2003	1607	168	1775
2004	999	203	1202
2005	683	164	847
2006	458	143	601
2007	421	125	546
2008	324	111	435

Oil Equivalent Factors:

Oil	1.0	bbl/boe
Sales Gas	6.0	mcf/boe
Condensate	1.0	bbl/boe
Butane	1.0	bbl/boe
Propane	1.0	bbl/boe
Ethane	1.0	bbl/boe

Project 1035768
Run date Thu Feb 27 2003 09:26:45

p:/s1035768/rems/econ/GLJ_2003-01/_Corporate_Total_Corporate_Incl._Adjustments_RC00_psum.htm

Company Production, Reserves and Present Value Summary

Company: **Millennium Energy Inc.**
Property: **Corporate**

Reserve Class: **Proved**
Development Class: **Producing**
Pricing: **GLJ (2003-01)**
Effective Date: **January 01, 2003**

	2003 Company Interest Prod'n				Company Interest Reserves					Net After Royalty Reserves					Reserve Life	Before Income Tax Discounted Present Value M$			
Entity Description	Gas mcf/d	Oil bbl/d	NGL bbl/d	BOE bbl/d	Gas Mmcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	BOE Mbbl	Gas Mmcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	BOE Mbbl	Index Yrs	0%	10%	12%	15%
Total Corporate																			
Chauvin	0	9	0	9	0	13	0	0	13	0	11	0	0	11	4.0	58	53	52	51
Condor Lower Mannville Natural Gas Unit No.	26	0	1	6	59	0	2	0	12	49	0	2	0	10	6.1	237	164	155	142
Craigend	25	0	0	4	22	0	0	0	4	18	0	0	0	3	2.4	62	55	54	53
Enchant	14	12	1	15	24	17	1	0	22	17	16	1	0	20	4.2	388	310	298	282
Glen Ewen	14	28	0	31	16	31	0	0	34	13	25	0	0	27	3.0	491	400	386	368
Handsworth	0	20	0	20	0	32	0	0	32	0	29	0	0	29	4.3	617	457	437	410
Liege	71	0	0	12	110	0	0	0	18	110	0	0	0	18	4.3	399	305	291	274
Medicine River Glauconitic A Unit No. 4	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1.9	1	1	1	1
Medicine River Non-Unit	136	12	6	40	301	31	14	0	95	242	27	11	0	79	6.4	1332	926	876	813
Medicine River Unit No. 4	1	1	0	1	3	1	0	0	2	2	1	0	0	2	5.9	24	18	17	16
Medicine River Viking D Unit No. 2	0	0	0	0	0	0	0	0	0	0	0	0	0	0	5.5	2	2	2	1
Michichi	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0.0	0	0	0	0
Weirhill	4	43	0	43	4	63	0	0	64	4	59	0	0	60	4.0	577	490	477	460
Westerose	184	0	10	40	694	0	37	0	153	529	0	26	0	114	10.4	2249	1146	1054	945
Willesden Green Glauconitic A Unit No.1	2	3	0	4	4	6	0	0	6	3	5	0	0	5	4.8	66	55	53	51
Total Total Corporate	479	128	18	226	1238	196	55	0	457	988	175	40	0	380	5.5	6505	4382	4154	3866
ARTC	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0.0	10	8	8	8
Total Corporate Incl. Adjustments	479	128	18	226	1238	196	55	0	457	988	175	40	0	380	5.5	6515	4390	4162	3874

BOE Factors:	OIL	1.00000	RES GAS	6.00000	PROPANE	1.00000	ETHANE	1.00000
	COND	1.00000	SLN GAS	6.00000	BUTANE	1.00000	SULPHUR	0.00000

p:/s1035768/rems/econ/GLJ_2003-01/_Corporate_Total_Corporate_Incl._Adjustments_RC01_crv.htm

Company Production, Reserves and Present Value Summary

Company: **Millennium Energy Inc.**
Property: **Corporate**

Reserve Class: **Total Proved**
Development Class: **Nonproducing**
Pricing: **GLJ (2003-01)**
Effective Date: **January 01, 2003**

	2003 Company Interest Prod'n				Company Interest Reserves					Net After Royalty Reserves					Reserve Life	Before Income Tax Discounted Present Value M$			
Entity Description	Gas mcf/d	Oil bbl/d	NGL bbl/d	BOE bbl/d	Gas Mmcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	BOE Mbbl	Gas Mmcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	BOE Mbbl	Index Yrs	0%	10%	12%	15%
Total Corporate																			
Chauvin	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0.0	0	0	0	0
Condor Lower Mannville Natural Gas Unit No.	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0.0	0	0	0	0
Craigend	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0.0	0	0	0	0
Enchant	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0.0	0	0	0	0
Glen Ewen	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0.0	0	0	0	0
Handsworth	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0.0	0	0	0	0
Liege	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0.0	0	0	0	0
Medicine River Glauconitic A Unit No. 4	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0.0	0	0	0	0
Medicine River Non-Unit	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0.0	0	0	0	0
Medicine River Unit No. 4	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0.0	0	0	0	0
Medicine River Viking D Unit No. 2	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0.0	0	0	0	0
Michichi	0	31	0	31	0	92	0	0	92	0	73	0	0	73	8.1	1458	895	829	747
Weirhill	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0.0	0	0	0	0
Westerose	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0.0	0	0	0	0
Willesden Green Glauconitic A Unit No.1	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0.0	0	0	0	0
Total Total Corporate	0	31	0	31	0	92	0	0	92	0	73	0	0	73	8.1	1458	895	829	747
ARTC	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0.0	93	69	66	61
Total Corporate Incl. Adjustments	0	31	0	31	0	92	0	0	92	0	73	0	0	73	8.1	1551	964	895	808

BOE Factors:	OIL	1.00000	RES GAS	6.00000	PROPANE	1.00000	ETHANE	1.00000
	COND	1.00000	SLN GAS	6.00000	BUTANE	1.00000	SULPHUR	0.00000

p:/s1035768/rems/econ/GLJ_2003-01/_Corporate_Total_Corporate_Incl._Adjustments_RC13_crv.htm

Company Production, Reserves and Present Value Summary

Company: **Millennium Energy Inc.**
Property: **Corporate**

Reserve Class: **Proved**
Development Class: **Total**
Pricing: **GLJ (2003-01)**
Effective Date: **January 01, 2003**

Entity Description	2003 Company Interest Prod'n				Company Interest Reserves					Net After Royalty Reserves					Reserve Life Index	Before Income Tax Discounted Present Value M$			
	Gas mcf/d	Oil bbl/d	NGL bbl/d	BOE bbl/d	Gas Mmcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	BOE Mbbl	Gas Mmcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	BOE Mbbl	Yrs	0%	10%	12%	15%
Total Corporate																			
Chauvin	0	9	0	9	0	13	0	0	13	0	11	0	0	11	4.0	58	53	52	51
Condor Lower Mannville Natural Gas Unit No.	26	0	1	6	59	0	2	0	12	49	0	2	0	10	6.1	237	164	155	142
Craigend	25	0	0	4	22	0	0	0	4	18	0	0	0	3	2.4	62	55	54	53
Enchant	14	12	1	15	24	17	1	0	22	17	16	1	0	20	4.2	388	310	298	282
Glen Ewen	14	28	0	31	16	31	0	0	34	13	25	0	0	27	3.0	491	400	386	368
Handsworth	0	20	0	20	0	32	0	0	32	0	29	0	0	29	4.3	617	457	437	410
Liege	71	0	0	12	110	0	0	0	18	110	0	0	0	18	4.3	399	305	291	274
Medicine River Glauconitic A Unit No. 4	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1.9	1	1	1	1
Medicine River Non-Unit	136	12	6	40	301	31	14	0	95	242	27	11	0	79	6.4	1332	926	876	813
Medicine River Unit No. 4	1	1	0	1	3	1	0	0	2	2	1	0	0	2	5.9	24	18	17	16
Medicine River Viking D Unit No. 2	0	0	0	0	0	0	0	0	0	0	0	0	0	0	5.5	2	2	2	1
Michichi	0	31	0	31	0	92	0	0	92	0	73	0	0	73	8.1	1458	895	829	747
Weirhill	4	43	0	43	4	63	0	0	64	4	59	0	0	60	4.0	577	490	477	460
Westerose	184	0	10	40	694	0	37	0	153	529	0	26	0	114	10.4	2249	1146	1054	945
Willesden Green Glauconitic A Unit No.1	2	3	0	4	4	6	0	0	6	3	5	0	0	5	4.8	66	55	53	51
Total Total Corporate	479	159	18	257	1238	287	55	0	548	988	248	40	0	452	5.8	7963	5277	4983	4613
ARTC	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0.0	103	77	74	69
Total Corporate Incl. Adjustments	479	159	18	257	1238	287	55	0	548	988	248	40	0	452	5.8	8066	5354	5057	4682

BOE Factors:	OIL	1.00000	RES GAS	6.00000	PROPANE	1.00000	ETHANE	1.00000
	COND	1.00000	SLN GAS	6.00000	BUTANE	1.00000	SULPHUR	0.00000

p:/s1035768/rems/econ/GLJ_2003-01/_Corporate_Total_Corporate_Incl._Adjustments_RC03_crv.htm

Economic Forecast

Company: **Millennium Energy Inc.**
Property: **Corporate**
Description: **Total Corporate Incl. Adjustments**

Reserve Class: **Proved**
Development Class: **Producing**
Pricing: **GLJ (2003-01)**
Effective Date: **January 01, 2003**

PRODUCTION FORECAST

Year	Gross Wells Oil	Gross Wells Gas	Oil Production Gross Daily Stb	Oil Production Compny Daily Stb	Oil Production Compny Yearly Stb	Oil Production Net Yearly Stb	Oil Production Price $/Bbl	Total Gas Production Gross Daily Mcf	Total Gas Production Compny Daily Mcf	Total Gas Production Compny Yearly Mmcf	Total Gas Production Net Yearly Mcf	Total Gas Production Price $/Mcf	Condensate Production Gross Daily Stb	Condensate Production Compny Daily Stb	Condensate Production Compny Yearly Stb	Condensate Production Net Yearly Stb	Condensate Production Price $/Bbl
2003	50	35	1010	128	46761	40679	33.50	12807	479	175	142102	5.27	144	4	1575	1173	38.68
2004	50	34	801	95	34758	30803	29.08	11021	399	146	118245	4.68	125	4	1351	1006	32.19
2005	37	33	594	70	25553	22803	27.14	9514	336	123	99378	4.48	109	3	1175	872	30.20
2006	36	33	494	54	19713	17744	27.33	8237	272	99	80286	4.63	95	3	1010	748	30.14
2007	29	29	386	41	15090	13688	27.41	7184	231	84	67847	4.65	84	2	876	646	30.11
2008	26	26	322	32	11651	10533	27.77	6191	196	72	57268	4.66	73	2	758	556	30.54
2009	23	23	268	26	9401	8499	28.21	5449	169	62	48940	4.68	65	2	665	486	31.02
2010	21	21	225	21	7807	7087	28.70	4873	147	54	42644	4.75	58	2	592	432	31.49
2011	19	20	192	17	6355	5818	29.05	4296	124	45	35424	4.85	52	1	520	379	31.99
2012	16	18	159	13	4828	4495	29.60	3883	108	39	30948	4.95	47	1	455	332	32.43
2013	12	18	107	5	1971	1785	28.37	3476	96	35	27629	5.01	42	1	410	298	32.91
2014	10	17	90	4	1551	1415	28.74	2970	84	31	24022	5.05	36	1	358	259	33.36
Sub.	27	26	387	42	185441	165349	29.46	6658	220	964	774732	4.80	77	2	9746	7188	32.42
Rem.	2	4	13	1	10104	9269	31.38	744	20	273	213432	5.97	9	0	3366	2353	39.49
Tot.	**8**	**10**	**103**	**11**	**195545**	**174618**	**29.56**	**2163**	**68**	**1238**	**988164**	**5.06**	**26**	**1**	**13112**	**9540**	**34.24**

Year	Butane Production Gross Daily Stb	Butane Production Compny Daily Stb	Butane Production Compny Yearly Stb	Butane Production Net Yearly Stb	Butane Production Price $/Bbl	Propane Production Gross Daily Stb	Propane Production Compny Daily Stb	Propane Production Compny Yearly Stb	Propane Production Net Yearly Stb	Propane Production Price $/Bbl	Ethane Production Gross Daily Stb	Ethane Production Compny Daily Stb	Ethane Production Compny Yearly Stb	Ethane Production Net Yearly Stb	Ethane Production Price $/Bbl
2003	196	6	2280	1716	25.28	262	7	2692	2057	22.50	0	0	1	1	18.25
2004	171	5	1960	1468	19.53	226	6	2307	1755	17.62	0	0	1	1	16.25
2005	149	5	1704	1271	18.53	197	5	2000	1515	17.30	0	0	1	1	15.25
2006	131	4	1467	1090	18.53	171	5	1718	1297	17.29	0	0	1	0	15.75
2007	115	3	1273	943	18.52	150	4	1488	1120	17.34	0	0	0	0	15.75
2008	100	3	1103	812	19.02	130	4	1285	962	17.61	0	0	0	0	15.75
2009	89	3	967	710	19.52	115	3	1127	841	18.09	0	0	0	0	15.75
2010	80	2	862	632	20.02	103	3	1002	747	18.36	0	0	0	0	15.75
2011	72	2	756	554	20.52	92	2	879	655	18.61	0	0	0	0	16.00
2012	65	2	664	486	20.99	83	2	771	574	18.84	0	0	0	0	0.00
2013	58	2	599	438	21.49	75	2	694	515	19.31	0	0	0	0	0.00
2014	53	1	543	397	21.99	63	2	599	442	19.66	0	0	0	0	0.00
Sub.	107	3	14179	10517	20.43	139	4	16562	12480	18.65	0	0	5	4	16.29
Rem.	15	0	5359	3820	27.95	15	0	5476	3908	25.37	0	0	0	0	0.00
Tot.	**37**	**1**	**19537**	**14337**	**22.49**	**45**	**1**	**22037**	**16388**	**20.32**	**0**	**0**	**5**	**4**	**16.29**

Year	Total NGL Production Gross Daily Stb	Total NGL Production Compny Daily Stb	Total NGL Production Compny Yearly Stb	Total NGL Production Net Yearly Stb	Total NGL Production Price $/Bbl	Total Oil + NGL Production Gross Daily Stb	Total Oil + NGL Production Compny Daily Stb	Total Oil + NGL Production Compny Yearly Stb	Total Oil + NGL Production Net Yearly Stb	Total Oil + NGL Production Price $/Bbl	Total Oil Equiv. Production Gross Daily Stb	Total Oil Equiv. Production Compny Daily Stb	Total Oil Equiv. Production Compny Yearly Stb	Total Oil Equiv. Production Net Yearly Stb	Total Oil Equiv. Production Price $/BOE
2003	602	18	6549	4947	27.36	1613	146	53310	45626	32.74	3747	226	82445	69309	32.35
2004	522	15	5618	4230	21.79	1322	111	40376	35033	28.06	3159	177	64654	54741	28.06
2005	456	13	4880	3659	20.84	1050	83	30433	26462	26.13	2636	139	50897	43025	26.43
2006	398	11	4196	3136	20.82	891	66	23909	20880	26.19	2264	111	40475	34261	26.85
2007	349	10	3638	2710	20.83	736	51	18728	16398	26.13	1933	90	32774	27705	26.88
2008	303	9	3146	2330	21.22	625	41	14798	12863	26.38	1657	73	26725	22408	27.08
2009	268	8	2760	2038	21.71	536	33	12161	10537	26.74	1444	61	22422	18693	27.35
2010	241	7	2456	1811	22.11	467	28	10263	8898	27.12	1279	53	19234	16005	27.75
2011	216	6	2155	1588	22.51	408	23	8511	7406	27.39	1124	44	16049	13310	28.19
2012	195	5	1890	1392	22.87	355	18	6718	5887	27.71	1002	36	13287	11045	28.69
2013	175	5	1703	1252	23.35	282	10	3674	3037	26.04	861	26	9543	7642	28.51
2014	152	4	1500	1097	23.78	242	8	3052	2513	26.30	737	22	8165	6516	28.81
Sub.	323	9	40491	30189	22.59	711	52	225932	195538	28.23	1820	88	386670	324660	28.46
Rem.	39	1	14200	10080	29.69	52	2	24304	19349	30.39	176	5	69858	54921	33.94
Tot.	**107**	**3**	**54691**	**40269**	**24.43**	**210**	**14**	**250235**	**214888**	**28.44**	**571**	**25**	**456528**	**379582**	**29.30**

REVENUE AND EXPENSE FORECAST

Year	Revenue Before Burdens: Working Interest Oil M$	Working Interest Gas M$	Working Interest NGL+Sul M$	Total M$	Royalty Interest M$	Company Total M$	Royalty Burdens Pre-Processing: Crown M$	Other M$	Gas Processing Allowance: Crown M$	Other M$	Total Royalty After Process. M$	Net Revenue After Royalty M$	Operating Expenses: Fixed M$	Variable M$	Total M$
2003	1547	775	172	2495	172	2667	224	201	6	-4	423	2244	341	176	518
2004	1000	583	118	1701	113	1814	149	128	6	-3	275	1540	344	141	485
2005	686	480	99	1265	80	1345	117	90	5	-2	204	1141	310	110	420
2006	533	403	85	1021	66	1087	98	68	4	-2	164	923	295	87	382
2007	412	347	74	833	48	881	84	52	4	-1	133	748	246	69	315
2008	322	301	66	689	34	724	73	43	4	-1	113	611	219	55	273
2009	264	265	60	588	25	613	65	36	3	0	98	515	165	46	211
2010	223	238	54	514	20	534	58	31	3	0	86	448	161	40	201
2011	183	210	48	442	11	452	51	25	3	1	73	380	150	35	184
2012	142	187	43	372	9	381	42	21	2	0	60	321	131	29	160
2013	55	170	40	264	8	272	38	16	2	0	51	221	64	22	87
2014	43	149	35	228	8	235	34	13	2	0	45	190	58	19	77
Sub.	5409	4108	895	10412	594	11006	1033	722	44	-12	1724	9282	2484	829	3313
Rem.	311	1621	420	2353	18	2371	430	67	24	4	469	1902	813	192	1005
Tot.	**5720**	**5729**	**1316**	**12765**	**612**	**13376**	**1464**	**789**	**68**	**-8**	**2193**	**11183**	**3297**	**1021**	**4317**
Disc	4018	2863	623	7504	446	7949	736	532	30	-10	1248	6702	1677	594	2270

Year	Other Expenses: Mineral Tax M$	Capital Tax M$	NPI Payment M$	Net Prod'n Revenue M$	Other Income: Other M$	ARTC M$	Aband. Costs M$	Oper. Income M$	Net Capital Investment: Dev. M$	Plant M$	Tang. M$	Total M$	Before Tax Cash Flow: Annual M$	Cum. M$	12% Dcf M$
2003	112	14	0	1601	3	4	0	1607	0	0	0	0	1607	1607	1519
2004	52	8	0	995	2	2	0	999	0	0	0	0	999	2606	2361
2005	29	5	0	687	2	1	0	691	0	0	7	7	683	3289	2876
2006	18	3	0	520	0	1	0	521	0	0	63	63	458	3747	3184
2007	11	3	0	420	0	1	0	421	0	0	0	0	421	4168	3437
2008	7	2	0	328	0	0	0	329	0	0	5	5	324	4492	3610
2009	5	2	0	298	0	0	0	298	0	0	0	0	298	4789	3753
2010	4	1	0	242	0	0	0	242	0	0	0	0	242	5031	3856
2011	3	1	0	191	0	0	0	191	0	0	0	0	191	5223	3929
2012	3	1	0	157	0	0	0	158	0	0	0	0	158	5380	3983
2013	2	0	0	132	0	0	0	132	0	0	0	0	132	5512	4023
2014	2	0	0	112	0	0	0	112	0	0	0	0	112	5624	4053
Sub.	248	39	0	5682	6	10	0	5698	0	0	75	75	5624	5624	4053
Rem.	6	0	0	891	0	0	0	891	0	0	0	0	891	6515	4162
Tot.	**254**	**39**	**0**	**6573**	**6**	**10**	**0**	**6589**	**0**	**0**	**75**	**75**	**6515**	**6515**	**4162**
Disc	202	30	0	4199	5	8	0	4212	0	0	50	50	4162	4162	4162

RESERVE SUMMARY

Product	Units	Remaining Reserves at January 1, 2003 Gross	Working Interest	Roy/NPI Interest	Total Company	Net	Oil Equivalents BOE Factor	Company Mstb	% of Total	Reserve Life Indic. (yr) Reserve Life	Life Index	Half Life
Oil	Mstb	1877	193	2	196	175	1.000	196	43	26.0	4.2	2.6
Solution Gas	Mmcf	2834	131	6	137	98	6.000	23	5	26.0	6.2	4.4
Residue Gas	Mmcf	36645	978	123	1101	890	6.000	183	40	50.0	7.2	5.0
Total Gas	Mmcf	39478	1109	129	1238	988	6.000	206	45	50.0	7.1	4.9
	MMMBtu	40756	1143	0	1273	1017				50.0	7.1	4.9
Condensate	Mstb	468	13	0	13	10	1.000	13	3	50.0	8.3	5.7
Butane	Mstb	672	19	0	20	14	1.000	20	4	50.0	8.6	6.0
Propane	Mstb	819	22	0	22	16	1.000	22	5	50.0	8.2	5.6
Ethane	Mstb	0	0	0	0	0	1.000	0	0	9.0	4.7	2.8
Total NGL	Mstb	1959	54	1	55	40	1.000	55	12	50.0	8.4	5.8
Total Oil+NGL	Mstb	3836	247	3	250	215	1.000	250	55	50.0	4.7	3.0
Total Oil Eq.	Mstb	10416	432	24	457	380		457	100	50.0	5.5	3.7

PRODUCT REVENUE AND EXPENSES

Product	Units	Average First Year Unit Values Base Price	Price Adjust.	Wellhead Price	Net Burdens	Operating Expenses	Other Expenses	Prod'n Revenue	Net Revenue After Royalties Undisc M$	% of Total	12% Disc M$	% of Total
Oil	$/Stb	38.50	-5.00	33.50	4.36	8.86	2.16	18.13	5158	46	3602	54
Solution Gas	$/Mcf	5.40	-0.38	5.02	1.32	0.21	0.06	3.43	487	4	275	4
Residue Gas	$/Mcf	5.40	-0.09	5.31	0.97	0.52	0.13	3.68	4531	41	2337	35
Total Gas	$/Mcf	5.40	-0.13	5.27	1.02	0.49	0.12	3.64	5018	45	2612	39
Condensate	$/Stb	39.27	-0.59	38.68	9.56	3.92	0.32	24.87	337	3	167	2
Butane	$/Stb	27.25	-1.97	25.28	6.19	2.70	0.59	15.80	330	3	154	2
Propane	$/Stb	24.60	-2.10	22.50	5.28	2.27	0.62	14.33	340	3	166	2
Ethane	$/Stb	18.75	-0.50	18.25	4.46	1.08	0.10	12.62	0	0	0	0
Total NGL	$/Stb	29.05	-1.69	27.36	6.63	2.82	0.54	17.38	1007	9	487	7
Total Oil+NGL	$/Stb	37.34	-4.60	32.74	4.64	8.12	1.96	18.03	6165	55	4090	61
Total Oil Eq.	$/BOE	35.59	-3.25	32.35	5.15	6.28	1.53	19.39	11183	100	6702	100

INTEREST AND NET PRESENT VALUE SUMMARY

Revenue Interests and Burdens (%)

	Initial	Average
Working Interest	5.7940	4.1854
Capital Interest	0.0000	24.6111
Royalty Interest	0.3999	0.2006
Crown Royalty	8.9932	11.4667
Non-crown Royalty	8.0400	6.1802
Mineral Tax	4.4854	1.9888
NPI Payment	0.0000	0.0000

Net Present Value Before Income Tax

Disc. Rate %	Prod'n Revenue M$	Operating Income M$	Capital Invest. M$	Cash Flow M$	Cash Flow $/BOE
0.0	6573	6589	75	6515	14.27
8.0	4700	4714	57	4657	10.20
10.0	4430	4444	53	4390	9.62
12.0	4199	4212	50	4162	9.12
15.0	3907	3920	46	3874	8.49
18.0	3665	3677	42	3635	7.96
20.0	3524	3536	39	3497	7.66

Project.......1035768
Entity.......Total Corporate Incl. Adjustments (Proved Producing)
Run date....Thu Feb 27 2003 09:26:41
Evaluator...Hladyshevsky, Myron J.

Economic Forecast

Company: **Millennium Energy Inc.**
Property: **Corporate**
Description: **Total Corporate Incl. Adjustments**

Reserve Class: **Total Proved**
Development Class: **Nonproducing**
Pricing: **GLJ (2003-01)**
Effective Date: **January 01, 2003**

PRODUCTION FORECAST

Year	Gross Oil Wells	Oil Production: Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/Bbl	Total Gas Production: Gross Daily Mcf	Compny Daily Mcf	Compny Yearly Mcf	Net Yearly Mcf	Price $/Mcf	Condensate Production: Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/Bbl
2003	1	52	31	11309	7773	35.25	0	0	0	0	0.00	0	0	0	0	0.00
2004	1	49	30	10799	7756	29.25	0	0	0	0	0.00	0	0	0	0	0.00
2005	1	43	26	9397	6961	27.25	0	0	0	0	0.00	0	0	0	0	0.00
2006	1	37	22	8177	6225	27.25	0	0	0	0	0.00	0	0	0	0	0.00
2007	1	32	19	7115	5579	27.25	0	0	0	0	0.00	0	0	0	0	0.00
2008	1	28	17	6191	4970	27.75	0	0	0	0	0.00	0	0	0	0	0.00
2009	1	25	16	5722	4710	28.25	0	0	0	0	0.00	0	0	0	0	0.00
2010	1	21	14	5001	4188	28.75	0	0	0	0	0.00	0	0	0	0	0.00
2011	1	19	12	4351	3698	29.25	0	0	0	0	0.00	0	0	0	0	0.00
2012	1	16	10	3786	3258	29.75	0	0	0	0	0.00	0	0	0	0	0.00
2013	1	14	9	3295	2887	30.25	0	0	0	0	0.00	0	0	0	0	0.00
2014	1	12	8	2867	2530	30.75	0	0	0	0	0.00	0	0	0	0	0.00
Sub.	1	29	18	78011	60536	29.38	0	0	0	0	0.00	0	0	0	0	0.00
Rem.	0	2	1	13719	12346	32.82	0	0	0	0	0.00	0	0	0	0	0.00
Tot.	**0**	**8**	**5**	**91730**	**72882**	**29.90**	**0**	**0**	**0**	**0**	**0.00**	**0**	**0**	**0**	**0**	**0.00**

Year	Butane Production: Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/Bbl	Propane Production: Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/Bbl	Ethane Production: Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/Bbl
2003	0	0	0	0	0.00	0	0	0	0	0.00	0	0	0	0	0.00
2004	0	0	0	0	0.00	0	0	0	0	0.00	0	0	0	0	0.00
2005	0	0	0	0	0.00	0	0	0	0	0.00	0	0	0	0	0.00
2006	0	0	0	0	0.00	0	0	0	0	0.00	0	0	0	0	0.00
2007	0	0	0	0	0.00	0	0	0	0	0.00	0	0	0	0	0.00
2008	0	0	0	0	0.00	0	0	0	0	0.00	0	0	0	0	0.00
2009	0	0	0	0	0.00	0	0	0	0	0.00	0	0	0	0	0.00
2010	0	0	0	0	0.00	0	0	0	0	0.00	0	0	0	0	0.00
2011	0	0	0	0	0.00	0	0	0	0	0.00	0	0	0	0	0.00
2012	0	0	0	0	0.00	0	0	0	0	0.00	0	0	0	0	0.00
2013	0	0	0	0	0.00	0	0	0	0	0.00	0	0	0	0	0.00
2014	0	0	0	0	0.00	0	0	0	0	0.00	0	0	0	0	0.00
Sub.	0	0	0	0	0.00	0	0	0	0	0.00	0	0	0	0	0.00
Rem.	0	0	0	0	0.00	0	0	0	0	0.00	0	0	0	0	0.00
Tot.	**0**	**0**	**0**	**0**	**0.00**	**0**	**0**	**0**	**0**	**0.00**	**0**	**0**	**0**	**0**	**0.00**

Year	Total NGL Production: Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/Bbl	Total Oil + NGL Production: Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/Bbl	Total Oil Equiv. Production: Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/BOE
2003	0	0	0	0	0.00	52	31	11309	7773	35.25	52	31	11309	7773	35.25
2004	0	0	0	0	0.00	49	30	10799	7756	29.25	49	30	10799	7756	29.25
2005	0	0	0	0	0.00	43	26	9397	6961	27.25	43	26	9397	6961	27.25
2006	0	0	0	0	0.00	37	22	8177	6225	27.25	37	22	8177	6225	27.25
2007	0	0	0	0	0.00	32	19	7115	5579	27.25	32	19	7115	5579	27.25
2008	0	0	0	0	0.00	28	17	6191	4970	27.75	28	17	6191	4970	27.75
2009	0	0	0	0	0.00	25	16	5722	4710	28.25	25	16	5722	4710	28.25
2010	0	0	0	0	0.00	21	14	5001	4188	28.75	21	14	5001	4188	28.75
2011	0	0	0	0	0.00	19	12	4351	3698	29.25	19	12	4351	3698	29.25
2012	0	0	0	0	0.00	16	10	3786	3258	29.75	16	10	3786	3258	29.75
2013	0	0	0	0	0.00	14	9	3295	2887	30.25	14	9	3295	2887	30.25
2014	0	0	0	0	0.00	12	8	2867	2530	30.75	12	8	2867	2530	30.75
Sub.	0	0	0	0	0.00	29	18	78011	60536	29.38	29	18	78011	60536	29.38
Rem.	0	0	0	0	0.00	2	1	13719	12346	32.82	2	1	13719	12346	32.82
Tot.	**0**	**0**	**0**	**0**	**0.00**	**8**	**5**	**91730**	**72882**	**29.90**	**8**	**5**	**91730**	**72882**	**29.90**

REVENUE AND EXPENSE FORECAST

Year	Revenue Before Burdens: Working Interest Oil M$	Working Interest Gas M$	Working Interest NGL+Sul M$	Working Interest Total M$	Royalty Interest M$	Company Total M$	Royalty Burdens Pre-Processing: Crown M$	Royalty Burdens Pre-Processing: Other M$	Gas Processing Allowance: Crown M$	Gas Processing Allowance: Other M$	Total Royalty After Process. M$	Net Revenue After Royalty M$	Operating Expenses: Fixed M$	Operating Expenses: Variable M$	Operating Expenses: Total M$
2003	399	0	0	399	0	399	96	29	0	0	125	274	15	25	40
2004	316	0	0	316	0	316	66	23	0	0	89	227	16	25	41
2005	256	0	0	256	0	256	48	18	0	0	66	190	16	22	38
2006	223	0	0	223	0	223	37	16	0	0	53	170	17	19	36
2007	194	0	0	194	0	194	28	14	0	0	42	152	17	17	34
2008	172	0	0	172	0	172	22	12	0	0	34	138	17	15	32
2009	162	0	0	162	0	162	18	11	0	0	29	133	18	14	32
2010	144	0	0	144	0	144	14	10	0	0	23	120	19	12	31
2011	127	0	0	127	0	127	11	9	0	0	19	108	19	11	30
2012	113	0	0	113	0	113	8	8	0	0	16	97	19	10	29
2013	100	0	0	100	0	100	6	7	0	0	12	87	20	9	28
2014	88	0	0	88	0	88	4	6	0	0	10	78	20	8	28
Sub.	2292	0	0	2292	0	2292	357	162	0	0	518	1774	212	187	399
Rem.	450	0	0	450	0	450	14	30	0	0	45	405	193	39	232
Tot.	**2743**	**0**	**0**	**2743**	**0**	**2743**	**371**	**192**	**0**	**0**	**563**	**2179**	**405**	**225**	**631**
Disc	1554	0	0	1554	0	1554	263	110	0	0	373	1181	143	124	266

Year	Other Expenses: Mineral Tax M$	Other Expenses: Capital Tax M$	Other Expenses: NPI Payment M$	Net Prod'n Revenue M$	Other Income: Other M$	Other Income: ARTC M$	Aband. Costs M$	Oper. Income M$	Net Capital Investment: Dev. M$	Net Capital Investment: Plant M$	Net Capital Investment: Tang. M$	Net Capital Investment: Total M$	Before Tax Cash Flow: Annual M$	Before Tax Cash Flow: Cum. M$	Before Tax Cash Flow: 12% Dcf M$
2003	0	0	0	234	0	24	0	258	30	0	60	90	168	168	159
2004	0	0	0	186	0	17	0	203	0	0	0	0	203	371	330
2005	0	0	0	152	0	12	0	164	0	0	0	0	164	534	453
2006	0	0	0	134	0	9	0	143	0	0	0	0	143	677	549
2007	0	0	0	118	0	7	0	125	0	0	0	0	125	803	624
2008	0	0	0	106	0	5	0	111	0	0	0	0	111	914	684
2009	0	0	0	101	0	4	0	105	0	0	0	0	105	1019	734
2010	0	0	0	89	0	3	0	93	0	0	0	0	93	1111	774
2011	0	0	0	78	0	3	0	81	0	0	0	0	81	1192	805
2012	0	0	0	68	0	2	0	70	0	0	0	0	70	1262	829
2013	0	0	0	59	0	1	0	61	0	0	0	0	61	1323	847
2014	0	0	0	50	0	1	0	51	0	0	0	0	51	1374	861
Sub.	0	0	0	1375	0	89	0	1464	30	0	60	90	1374	1374	861
Rem.	0	0	0	174	0	4	0	177	0	0	0	0	177	1551	895
Tot.	**0**	**0**	**0**	**1548**	**0**	**93**	**0**	**1641**	**30**	**0**	**60**	**90**	**1551**	**1551**	**895**
Disc	0	0	0	914	0	66	0	980	28	0	57	85	895	895	895

RESERVE SUMMARY

Product	Units	Remaining Reserves at January 1, 2003 Gross	Working Interest	Roy/NPI Interest	Total Company	Net	Oil Equivalents BOE Factor	Company Mstb	% of Total	Reserve Life Indic. (yr) Reserve Life	Life Index	Half Life
Oil	Mstb	149	92	0	92	73	1.000	92	100	21.0	8.1	4.9

PRODUCT REVENUE AND EXPENSES

Product	Units	Average First Year Unit Values Base Price	Price Adjust.	Wellhead Price	Net Burdens	Operating Expenses	Other Expenses	Prod'n Revenue	Net Revenue After Royalties Undisc M$	% of Total	12% Disc M$	% of Total
Oil	$/Stb	38.50	-3.25	35.25	11.02	3.53	0.00	20.69	2179	100	1181	100

INTEREST AND NET PRESENT VALUE SUMMARY

Revenue Interests and Burdens (%)	Initial	Average
Working Interest	60.0000	61.6483
Capital Interest	60.0000	60.0000
Royalty Interest	0.0000	0.0000
Crown Royalty	24.0695	13.5324
Non-crown Royalty	7.2000	7.0075
Mineral Tax	0.0000	0.0000
NPI Payment	0.0000	0.0000

Net Present Value Before Income Tax

Disc. Rate %	Prod'n Revenue M$	Operating Income M$	Capital Invest. M$	Cash Flow M$	Cash Flow $/BOE
0.0	1548	1641	90	1551	16.91
8.0	1059	1132	87	1045	11.39
10.0	981	1050	86	964	10.51
12.0	914	980	85	895	9.76
15.0	830	892	84	808	8.81
18.0	762	820	83	737	8.03
20.0	722	778	82	696	7.59

Project.......1035768
Entity.......Total Corporate Incl. Adjustments (Total Proved Nonproducing)
Evaluator...Hladyshevsky, Myron J.

Economic Forecast

Company: **Millennium Energy Inc.**
Property: **Corporate**
Description: **Total Corporate Incl. Adjustments**

Reserve Class: **Proved**
Development Class: **Total**
Pricing: **GLJ (2003-01)**
Effective Date: **January 01, 2003**

PRODUCTION FORECAST

Year	Gross Wells Oil	Gross Wells Gas	Oil Production Gross Daily Stb	Oil Compny Daily Stb	Oil Compny Yearly Stb	Oil Net Yearly Stb	Oil Price $/Bbl	Total Gas Gross Daily Mcf	Total Gas Compny Daily Mcf	Total Gas Compny Yearly Mmcf	Total Gas Net Yearly Mcf	Total Gas Price $/Mcf	Condensate Gross Daily Stb	Condensate Compny Daily Stb	Condensate Compny Yearly Stb	Condensate Net Yearly Stb	Condensate Price $/Bbl
2003	51	35	1062	159	58070	48451	33.84	12807	479	175	142102	5.27	144	4	1575	1173	38.68
2004	51	34	850	125	45557	38559	29.12	11021	399	146	118245	4.68	125	4	1351	1006	32.19
2005	38	33	637	96	34950	29764	27.17	9514	336	123	99378	4.48	109	3	1175	872	30.20
2006	37	33	531	76	27890	23969	27.31	8237	272	99	80286	4.63	95	3	1010	748	30.14
2007	30	29	419	61	22205	19267	27.36	7184	231	84	67847	4.65	84	2	876	646	30.11
2008	27	26	350	49	17843	15503	27.76	6191	196	72	57268	4.66	73	2	758	556	30.54
2009	24	23	292	41	15124	13209	28.23	5449	169	62	48940	4.68	65	2	665	486	31.02
2010	22	21	247	35	12808	11276	28.72	4873	147	54	42644	4.75	58	2	592	432	31.49
2011	20	20	211	29	10707	9516	29.13	4296	124	45	35424	4.85	52	1	520	379	31.99
2012	17	18	176	24	8614	7754	29.67	3883	108	39	30948	4.95	47	1	455	332	32.43
2013	13	18	121	14	5266	4672	29.55	3476	96	35	27629	5.01	42	1	410	298	32.91
2014	11	17	103	12	4418	3945	30.04	2970	84	31	24022	5.05	36	1	358	259	33.36
Sub.	28	26	416	60	263452	225885	29.44	6658	220	964	774732	4.80	77	2	9746	7188	32.42
Rem.	2	4	15	2	23823	21615	32.21	744	20	273	213432	5.97	9	0	3366	2353	39.49
Tot.	**8**	**10**	**111**	**16**	**287274**	**247500**	**29.67**	**2163**	**68**	**1238**	**988164**	**5.06**	**26**	**1**	**13112**	**9540**	**34.24**

Year	Butane Gross Daily Stb	Butane Compny Daily Stb	Butane Compny Yearly Stb	Butane Net Yearly Stb	Butane Price $/Bbl	Propane Gross Daily Stb	Propane Compny Daily Stb	Propane Compny Yearly Stb	Propane Net Yearly Stb	Propane Price $/Bbl	Ethane Gross Daily Stb	Ethane Compny Daily Stb	Ethane Compny Yearly Stb	Ethane Net Yearly Stb	Ethane Price $/Bbl
2003	196	6	2280	1716	25.28	262	7	2692	2057	22.50	0	0	1	1	18.25
2004	171	5	1960	1468	19.53	226	6	2307	1755	17.62	0	0	1	1	16.25
2005	149	5	1704	1271	18.53	197	5	2000	1515	17.30	0	0	1	1	15.25
2006	131	4	1467	1090	18.53	171	5	1718	1297	17.29	0	0	1	0	15.75
2007	115	3	1273	943	18.52	150	4	1488	1120	17.34	0	0	0	0	15.75
2008	100	3	1103	812	19.02	130	4	1285	962	17.61	0	0	0	0	15.75
2009	89	3	967	710	19.52	115	3	1127	841	18.09	0	0	0	0	15.75
2010	80	2	862	632	20.02	103	3	1002	747	18.36	0	0	0	0	15.75
2011	72	2	756	554	20.52	92	2	879	655	18.61	0	0	0	0	16.00
2012	65	2	664	486	20.99	83	2	771	574	18.84	0	0	0	0	0.00
2013	58	2	599	438	21.49	75	2	694	515	19.31	0	0	0	0	0.00
2014	53	1	543	397	21.99	63	2	599	442	19.66	0	0	0	0	0.00
Sub.	107	3	14179	10517	20.43	139	4	16562	12480	18.65	0	0	5	4	16.29
Rem.	15	0	5359	3820	27.95	15	0	5476	3908	25.37	0	0	0	0	0.00
Tot.	**37**	**1**	**19537**	**14337**	**22.49**	**45**	**1**	**22037**	**16388**	**20.32**	**0**	**0**	**5**	**4**	**16.29**

Year	Total NGL Gross Daily Stb	Total NGL Compny Daily Stb	Total NGL Compny Yearly Stb	Total NGL Net Yearly Stb	Total NGL Price $/Bbl	Total Oil + NGL Gross Daily Stb	Total Oil + NGL Compny Daily Stb	Total Oil + NGL Compny Yearly Stb	Total Oil + NGL Net Yearly Stb	Total Oil + NGL Price $/Bbl	Total Oil Equiv. Gross Daily Stb	Total Oil Equiv. Compny Daily Stb	Total Oil Equiv. Compny Yearly Stb	Total Oil Equiv. Net Yearly Stb	Total Oil Equiv. Price $/BOE
2003	602	18	6549	4947	27.36	1664	177	64618	53398	33.18	3799	257	93754	77082	32.70
2004	522	15	5618	4230	21.79	1372	140	51175	42789	28.31	3208	207	75453	62496	28.23
2005	456	13	4880	3659	20.84	1093	109	39830	33423	26.39	2678	165	60294	49986	26.56
2006	398	11	4196	3136	20.82	929	88	32086	27105	26.46	2302	133	48652	40486	26.91
2007	349	10	3638	2710	20.83	768	71	25843	21977	26.44	1965	109	39889	33285	26.95
2008	303	9	3146	2330	21.22	653	58	20989	17833	26.78	1685	90	32916	27378	27.21
2009	268	8	2760	2038	21.71	561	49	17883	15247	27.22	1469	77	28144	23404	27.53
2010	241	7	2456	1811	22.11	488	42	15264	13086	27.65	1300	66	24235	20193	27.96
2011	216	6	2155	1588	22.51	426	35	12862	11104	28.02	1142	56	20401	17008	28.41
2012	195	5	1890	1392	22.87	371	29	10504	9146	28.44	1018	47	17073	14304	28.93
2013	175	5	1703	1252	23.35	296	19	6969	5924	28.03	875	35	12838	10529	28.96
2014	152	4	1500	1097	23.78	254	16	5919	5043	28.46	750	30	11033	9046	29.31
Sub.	323	9	40491	30189	22.59	740	69	303942	256074	28.53	1849	106	464681	385196	28.62
Rem.	39	1	14200	10080	29.69	54	3	38023	31696	31.27	178	6	83577	67268	33.76
Tot.	**107**	**3**	**54691**	**40269**	**24.43**	**218**	**19**	**341965**	**287770**	**28.83**	**579**	**30**	**548258**	**452464**	**29.40**

REVENUE AND EXPENSE FORECAST

Year	Revenue Before Burdens: Working Interest Oil M$	Working Interest Gas M$	Working Interest NGL+Sul M$	Working Interest Total M$	Royalty Interest M$	Company Total M$	Royalty Burdens Pre-Processing: Crown M$	Royalty Burdens Pre-Processing: Other M$	Gas Processing Allowance: Crown M$	Gas Processing Allowance: Other M$	Total Royalty After Process. M$	Net Revenue After Royalty M$	Operating Expenses: Fixed M$	Operating Expenses: Variable M$	Operating Expenses: Total M$
2003	1946	775	172	2893	172	3066	320	229	6	-4	547	2518	356	202	558
2004	1316	583	118	2017	113	2130	215	151	6	-3	364	1767	361	165	526
2005	942	480	99	1521	80	1601	165	109	5	-2	271	1331	326	132	458
2006	756	403	85	1243	66	1309	135	84	4	-2	217	1093	311	106	418
2007	606	347	74	1027	48	1075	112	66	4	-1	175	900	263	86	349
2008	494	301	66	861	34	895	95	55	4	-1	147	748	236	70	306
2009	425	265	60	750	25	775	82	47	3	0	127	648	183	60	243
2010	366	238	54	658	20	678	72	40	3	0	109	569	180	52	232
2011	310	210	48	569	11	580	62	33	3	1	92	488	169	46	214
2012	254	187	43	484	9	494	50	29	2	0	76	418	150	39	189
2013	154	170	40	363	8	372	44	23	2	0	64	308	84	31	115
2014	131	149	35	316	8	323	39	19	2	0	55	268	77	27	104
Sub.	7701	4108	895	12704	594	13298	1390	884	44	-12	2242	11056	2696	1015	3712
Rem.	761	1621	420	2803	18	2821	445	97	24	4	514	2307	1006	231	1237
Tot.	**8462**	**5729**	**1316**	**15507**	**612**	**16119**	**1835**	**981**	**68**	**-8**	**2757**	**13363**	**3702**	**1246**	**4948**
Disc	5571	2863	623	9057	446	9503	999	642	30	-10	1621	7882	1819	717	2537

Year	Other Expenses: Mineral Tax M$	Other Expenses: Capital Tax M$	Other Expenses: NPI Payment M$	Net Prod'n Revenue M$	Other Income: Other M$	Other Income: ARTC M$	Aband. Costs M$	Oper. Income M$	Net Capital Investment: Dev. M$	Net Capital Investment: Plant M$	Net Capital Investment: Tang. M$	Net Capital Investment: Total M$	Before Tax Cash Flow: Annual M$	Before Tax Cash Flow: Cum. M$	Before Tax Cash Flow: 12% Dcf M$
2003	112	14	0	1835	3	28	0	1865	30	0	60	90	1775	1775	1677
2004	52	8	0	1181	2	19	0	1202	0	0	0	0	1202	2977	2691
2005	29	5	0	839	2	13	0	854	0	0	7	7	847	3824	3329
2006	18	3	0	654	0	10	0	664	0	0	63	63	601	4425	3733
2007	11	3	0	538	0	7	0	546	0	0	0	0	546	4971	4061
2008	7	2	0	434	0	6	0	440	0	0	5	5	435	5405	4294
2009	5	2	0	398	0	5	0	403	0	0	0	0	403	5808	4487
2010	4	1	0	331	0	4	0	334	0	0	0	0	334	6143	4630
2011	3	1	0	269	0	3	0	272	0	0	0	0	272	6415	4734
2012	3	1	0	225	0	2	0	227	0	0	0	0	227	6642	4811
2013	2	0	0	191	0	1	0	192	0	0	0	0	192	6834	4870
2014	2	0	0	162	0	1	0	163	0	0	0	0	163	6998	4914
Sub.	248	39	0	7057	6	99	0	7162	30	0	135	165	6998	6998	4914
Rem.	6	0	0	1065	0	4	0	1068	0	0	0	0	1068	8066	5057
Tot.	**254**	**39**	**0**	**8122**	**6**	**103**	**0**	**8231**	**30**	**0**	**135**	**165**	**8066**	**8066**	**5057**
Disc	202	30	0	5113	5	74	0	5192	28	0	107	135	5057	5057	5057

RESERVE SUMMARY

Product	Units	Remaining Reserves at January 1, 2003 Gross	Working Interest	Roy/NPI Interest	Total Company	Net	Oil Equivalents BOE Factor	Company Mstb	% of Total	Reserve Life Indic. (yr) Reserve Life	Life Index	Half Life
Oil	Mstb	2026	285	2	287	248	1.000	287	52	26.0	4.9	3.2
Solution Gas	Mmcf	2834	131	6	137	98	6.000	23	4	26.0	6.2	4.4
Residue Gas	Mmcf	36645	978	123	1101	890	6.000	183	33	50.0	7.2	5.0
Total Gas	Mmcf	39478	1109	129	1238	988	6.000	206	38	50.0	7.1	4.9
	MMMBtu	40756	1143	0	1273	1017				50.0	7.1	4.9
Condensate	Mstb	468	13	0	13	10	1.000	13	2	50.0	8.3	5.7
Butane	Mstb	672	19	0	20	14	1.000	20	4	50.0	8.6	6.0
Propane	Mstb	819	22	0	22	16	1.000	22	4	50.0	8.2	5.6
Ethane	Mstb	0	0	0	0	0	1.000	0	0	9.0	4.7	2.8
Total NGL	Mstb	1959	54	1	55	40	1.000	55	10	50.0	8.4	5.8
Total Oil+NGL	Mstb	3985	339	3	342	288	1.000	342	62	50.0	5.3	3.5
Total Oil Eq.	Mstb	10564	524	24	548	452		548	100	50.0	5.8	3.9

PRODUCT REVENUE AND EXPENSES

Product	Units	Average First Year Unit Values Base Price	Price Adjust.	Wellhead Price	Net Burdens	Operating Expenses	Other Expenses	Prod'n Revenue	Net Revenue After Royalties Undisc M$	% of Total	12% Disc M$	% of Total
Oil	$/Stb	38.50	-4.66	33.84	5.66	7.82	1.75	18.61	7337	55	4783	61
Solution Gas	$/Mcf	5.40	-0.38	5.02	1.32	0.21	0.05	3.44	487	4	275	3
Residue Gas	$/Mcf	5.40	-0.09	5.31	0.97	0.52	0.13	3.68	4531	34	2337	30
Total Gas	$/Mcf	5.40	-0.13	5.27	1.02	0.49	0.12	3.65	5018	38	2612	33
Condensate	$/Stb	39.27	-0.59	38.68	9.56	3.92	0.30	24.90	337	3	167	2
Butane	$/Stb	27.25	-1.97	25.28	6.19	2.70	0.58	15.82	330	2	154	2
Propane	$/Stb	24.60	-2.10	22.50	5.28	2.27	0.60	14.35	340	3	166	2
Ethane	$/Stb	18.75	-0.50	18.25	4.46	1.08	0.08	12.63	0	0	0	0
Total NGL	$/Stb	29.05	-1.69	27.36	6.63	2.82	0.52	17.40	1007	8	487	6
Total Oil+NGL	$/Stb	37.54	-4.36	33.18	5.75	7.32	1.62	18.49	8345	62	5270	67
Total Oil Eq.	$/BOE	35.94	-3.25	32.70	5.86	5.95	1.34	19.55	13363	100	7882	100

INTEREST AND NET PRESENT VALUE SUMMARY

Revenue Interests and Burdens (%)	Initial	Average
Working Interest	6.6177	5.0115
Capital Interest	60.0000	36.3054
Royalty Interest	0.3938	0.1977
Crown Royalty	11.0703	11.8320
Non-crown Royalty	7.9243	6.3265
Mineral Tax	3.8675	1.6371
NPI Payment	0.0000	0.0000

Disc. Rate %	Net Present Value Before Income Tax Prod'n Revenue M$	Operating Income M$	Capital Invest. M$	Cash Flow M$	Cash Flow $/BOE
0.0	8122	8231	165	8066	14.71
8.0	5759	5846	144	5702	10.40
10.0	5411	5494	139	5354	9.77
12.0	5113	5192	135	5057	9.22
15.0	4737	4812	130	4682	8.54
18.0	4426	4496	125	4372	7.97
20.0	4247	4314	122	4193	7.65

Project.......1035768
Entity.......Total Corporate Incl. Adjustments (Total Proved)
Run date....Thu Feb 27 2003 09:26:45
Evaluator...Hladyshevsky, Myron J.

PROBABLE RESERVES FORECASTS

TABLE OF CONTENTS

Summary of Reserves and Values

Company: **Millennium Energy Inc.**
Property: **Corporate**
Description: **Total Corporate Incl. Adjustments**

Pricing: **GLJ (2003-01)**
Effective Date: **January 01, 2003**

MARKETABLE RESERVES	Probable Producing	Probable Non-producing	Total Probable
Oil - MSTB			
Company Interest	61.2	94.7	155.9
Net After Royalty	54.9	86.4	141.3
Gas - MMCF			
Company Interest	259	283	541
Net After Royalty	211	201	412
Natural Gas Liquids - MSTB			
Company Interest	10.6	13.0	23.6
Net After Royalty	8.0	8.8	16.8
Oil Equivalent - MBOE			
Company Interest	115.0	154.8	269.8
Net After Royalty	98.0	128.7	226.7
BEFORE TAX PRESENT VALUE - $M			
0.0%	1702	1927	3628
8.0%	820	1057	1877
10.0%	718	918	1635
12.0%	636	798	1433
15.0%	540	647	1187
18.0%	467	523	991
20.0%	428	453	881
FIRST 6 YEARS BEFORE TAX CASH FLOW - $M			
2003	42	-753	-711
2004	74	397	471
2005	92	446	538
2006	98	331	430
2007	96	259	355
2008	106	226	332

Oil Equivalent Factors:

Oil	1.0	bbl/boe
Sales Gas	6.0	mcf/boe
Condensate	1.0	bbl/boe
Butane	1.0	bbl/boe
Propane	1.0	bbl/boe
Ethane	1.0	bbl/boe

Company Production, Reserves and Present Value Summary

Company: **Millennium Energy Inc.**
Property: **Corporate**

Reserve Class: **Probable**
Development Class: **Producing**
Pricing: **GLJ (2003-01)**
Effective Date: **January 01, 2003**

Entity Description	2003 Company Interest Prod'n				Company Interest Reserves					Net After Royalty Reserves					Reserve Life Index	Before Income Tax Discounted Present Value MS			
	Gas mcf/d	Oil bbl/d	NGL bbl/d	BOE bbl/d	Gas Mmcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	BOE Mbbl	Gas Mmcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	BOE Mbbl	Yrs	0%	10%	12%	15%
Total Corporate																			
Chauvin	0	0	0	0	0	3	0	0	3	0	2	0	0	2	31.6	20	13	12	11
Condor Lower Mannville Natural Gas Unit No.	0	0	0	0	20	0	1	0	4	17	0	1	0	3	117.3	84	32	27	22
Craigend	1	0	0	0	7	0	0	0	1	5	0	0	0	1	25.5	17	13	12	11
Enchant	0	0	0	0	7	4	0	0	6	5	4	0	0	5	103.8	92	49	43	37
Glen Ewen	1	1	0	1	4	8	0	0	9	3	6	0	0	7	22.0	119	68	62	54
Handsworth	0	0	0	0	0	7	0	0	7	0	6	0	0	6	354.8	121	36	30	24
Liege	2	0	0	0	33	0	0	0	5	33	0	0	0	5	55.7	118	58	52	44
Medicine River Glauconitic A Unit No. 4	0	0	0	0	0	0	0	0	0	0	0	0	0	0	3.2	0	0	0	0
Medicine River Non-Unit	3	0	0	1	66	7	3	0	21	53	6	2	0	18	80.7	293	113	99	83
Medicine River Unit No. 4	0	0	0	0	1	1	0	0	1	1	0	0	0	1	112.0	8	3	3	2
Medicine River Viking D Unit No. 2	0	0	0	0	0	0	0	0	0	0	0	0	0	0	68.7	1	0	0	0
Michichi	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0.0	0	0	0	0
Weirhill	0	2	0	2	0	29	0	0	29	0	27	0	0	27	50.6	352	209	191	169
Westerose	1	0	0	0	119	0	6	0	26	92	0	5	0	20	233.4	448	103	86	67
Willesden Green Glauconitic A Unit No.1	0	0	0	0	2	3	0	0	3	1	2	0	0	2	55.2	28	17	16	14
Total Total Corporate	8	3	0	5	259	61	11	0	115	211	55	8	0	98	65.8	1700	716	635	539
ARTC	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0.0	2	1	1	1
Total Corporate Incl. Adjustments	8	3	0	5	259	61	11	0	115	211	55	8	0	98	65.8	1702	718	636	540

BOE Factors:								
	OIL	1.00000	RES GAS	6.00000	PROPANE	1.00000	ETHANE	1.00000
	COND	1.00000	SLN GAS	6.00000	BUTANE	1.00000	SULPHUR	0.00000

p:/s1035768/rems/econ/GLJ_2003-01/_Corporate_Total_Corporate_Incl._Adjustments_RC04_crv.htm

Company Production, Reserves and Present Value Summary

Company: **Millennium Energy Inc.**
Property: **Corporate**

Reserve Class: **Probable**
Development Class: **Nonproducing**
Pricing: **GLJ (2003-01)**
Effective Date: **January 01, 2003**

Entity Description	2003 Company Interest Prod'n Gas mcf/d	Oil bbl/d	NGL bbl/d	BOE bbl/d	Company Interest Reserves Gas Mmcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	BOE Mbbl	Net After Royalty Reserves Gas Mmcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	BOE Mbbl	Reserve Life Index Yrs	Before Income Tax Discounted Present Value M$ 0%	10%	12%	15%
Total Corporate																			
Chauvin	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0.0	0	0	0	0
Condor Lower Mannville Natural Gas Unit No.	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0.0	0	0	0	0
Craigend	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0.0	0	0	0	0
Enchant	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0.0	0	0	0	0
Glen Ewen	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0.0	0	0	0	0
Handsworth	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0.0	0	0	0	0
Liege	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0.0	0	0	0	0
Medicine River Glauconitic A Unit No. 4	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0.0	0	0	0	0
Medicine River Non-Unit	12	0	0	3	268	1	12	0	57	189	0	8	0	40	62.3	793	532	496	450
Medicine River Unit No. 4	0	0	0	0	1	0	0	0	1	1	0	0	0	1	8.1	6	2	2	2
Medicine River Viking D Unit No. 2	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0.0	0	0	0	0
Michichi	0	8	0	8	0	19	0	0	19	0	13	0	0	13	6.7	330	210	196	178
Weirhill	0	12	0	12	0	75	0	0	75	0	73	0	0	73	17.0	728	123	56	-26
Westerose	0	0	0	0	14	0	1	0	3	11	0	1	0	2	2.4	35	24	23	21
Willesden Green Glauconitic A Unit No.1	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0.0	0	0	0	0
Total Total Corporate	12	20	0	22	283	95	13	0	155	201	86	9	0	129	19.1	1891	892	773	624
AGCA Adjustment	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0.0	0	0	0	0
ARTC	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0.0	35	26	25	23
Total Corporate Incl. Adjustments	12	20	0	22	283	95	13	0	155	201	86	9	0	129	19.1	1927	918	798	647

BOE Factors:	OIL	1.00000	RES GAS	6.00000	PROPANE	1.00000	ETHANE	1.00000
	COND	1.00000	SLN GAS	6.00000	BUTANE	1.00000	SULPHUR	0.00000

p:/s1035768/rems/econ/GLJ_2003-01/_Corporate_Total_Corporate_Incl._Adjustments_RC15_crv.htm

Company Production, Reserves and Present Value Summary

Company: **Millennium Energy Inc.**
Property: **Corporate**

Reserve Class: **Probable**
Development Class: **Total**
Pricing: **GLJ (2003-01)**
Effective Date: **January 01, 2003**

Entity Description	2003 Company Interest Prod'n				Company Interest Reserves					Net After Royalty Reserves					Reserve Life Index	Before Income Tax Discounted Present Value M$			
	Gas mcf/d	Oil bbl/d	NGL bbl/d	BOE bbl/d	Gas Mmcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	BOE Mbbl	Gas Mmcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	BOE Mbbl	Yrs	0%	10%	12%	15%
Total Corporate																			
Chauvin	0	0	0	0	0	3	0	0	3	0	2	0	0	2	31.6	20	13	12	11
Condor Lower Mannville Natural Gas Unit No.	0	0	0	0	20	0	1	0	4	17	0	1	0	3	117.3	84	32	27	22
Craigend	1	0	0	0	7	0	0	0	1	5	0	0	0	1	25.5	17	13	12	11
Enchant	0	0	0	0	7	4	0	0	6	5	4	0	0	5	103.8	92	49	43	37
Glen Ewen	1	1	0	1	4	8	0	0	9	3	6	0	0	7	22.0	119	68	62	54
Handsworth	0	0	0	0	0	7	0	0	7	0	6	0	0	6	354.8	121	36	30	24
Liege	2	0	0	0	33	0	0	0	5	33	0	0	0	5	55.7	118	58	52	44
Medicine River Glauconitic A Unit No. 4	0	0	0	0	0	0	0	0	0	0	0	0	0	0	3.2	0	0	0	0
Medicine River Non-Unit	15	0	1	3	334	8	15	0	78	242	7	11	0	58	66.4	1085	645	595	533
Medicine River Unit No. 4	0	0	0	0	2	1	0	0	1	2	1	0	0	1	200.2	14	6	5	4
Medicine River Viking D Unit No. 2	0	0	0	0	0	0	0	0	0	0	0	0	0	0	68.7	1	0	0	0
Michichi	0	8	0	8	0	19	0	0	19	0	13	0	0	13	6.7	330	210	196	178
Weirhill	0	14	0	14	0	104	0	0	104	0	100	0	0	100	20.9	1080	332	247	143
Westerose	1	0	0	0	133	0	7	0	29	103	0	5	0	22	260.3	482	128	108	87
Willesden Green Glauconitic A Unit No.1	0	0	0	0	2	3	0	0	3	1	2	0	0	2	55.2	28	17	16	14
Total Total Corporate	20	23	1	27	541	156	24	0	270	412	141	17	0	227	27.4	3591	1608	1408	1163
AGCA Adjustment	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0.0	0	0	0	0
ARTC	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0.0	37	27	26	24
Total Corporate Incl. Adjustments	20	23	1	27	541	156	24	0	270	412	141	17	0	227	27.4	3628	1635	1433	1187

BOE Factors:	OIL	1.00000	RES GAS	6.00000	PROPANE	1.00000	ETHANE	1.00000
	COND	1.00000	SLN GAS	6.00000	BUTANE	1.00000	SULPHUR	0.00000

p:/s1035768/rems/econ/GLJ_2003-01/_Corporate_Total_Corporate_Incl._Adjustments_RC06_crv.htm

Economic Forecast

Company: **Millennium Energy Inc.**
Property: **Corporate**
Description: **Total Corporate Incl. Adjustments**

Reserve Class: **Probable**
Development Class: **Producing**
Pricing: **GLJ (2003-01)**
Effective Date: **January 01, 2003**

PRODUCTION FORECAST

Year	Gross Wells Oil	Gross Wells Gas	Oil Production Gross Daily Stb	Oil Compny Daily Stb	Oil Compny Yearly Stb	Oil Net Yearly Stb	Oil Price $/Bbl	Total Gas Gross Daily Mcf	Gas Compny Daily Mcf	Gas Compny Yearly Mcf	Gas Net Yearly Mcf	Gas Price $/Mcf	Condensate Gross Daily Stb	Cond. Compny Daily Stb	Cond. Compny Yearly Stb	Cond. Net Yearly Stb	Cond. Price $/Bbl
2003	0	0	23	3	1208	1030	34.39	163	8	2757	2294	5.21	2	0	19	15	39.26
2004	0	0	47	7	2413	2109	30.00	348	16	5969	4980	4.59	4	0	41	32	32.78
2005	3	0	72	11	4051	3665	27.86	472	22	7912	6594	4.35	5	0	56	43	30.73
2006	2	0	64	8	2930	2589	28.04	673	40	14655	12151	4.58	7	0	83	63	30.70
2007	6	3	92	10	3700	3251	27.22	745	31	11452	9567	4.56	8	0	96	73	30.88
2008	3	3	74	11	3964	3651	28.57	865	32	11611	9970	4.47	9	0	94	73	31.02
2009	4	4	77	11	4039	3730	29.02	832	32	11526	9819	4.52	9	0	101	77	31.34
2010	3	3	69	10	3799	3511	29.55	740	30	10775	9057	4.52	8	0	93	69	31.56
2011	5	2	70	9	3226	2789	29.96	763	32	11516	9753	4.52	8	0	92	68	32.06
2012	5	3	70	9	3436	2710	30.25	774	34	12275	10195	4.68	8	0	106	78	32.66
2013	8	3	97	15	5313	4641	31.09	739	29	10405	8525	4.75	8	0	93	69	33.28
2014	7	2	77	12	4419	3935	31.63	906	27	9926	7933	5.03	11	0	107	80	33.78
Sub.	4	2	69	10	42499	37609	29.60	668	28	120778	100838	4.61	7	0	983	740	32.07
Rem.	2	2	18	1	18723	17294	34.05	353	10	137912	109990	6.01	4	0	1585	1164	39.95
Tot.	**3**	**2**	**31**	**3**	**61221**	**54903**	**30.96**	**429**	**14**	**258690**	**210828**	**5.35**	**5**	**0**	**2568**	**1903**	**36.93**

Year	Butane Gross Daily Stb	Butane Compny Daily Stb	Butane Compny Yearly Stb	Butane Net Yearly Stb	Butane Price $/Bbl	Propane Gross Daily Stb	Propane Compny Daily Stb	Propane Compny Yearly Stb	Propane Net Yearly Stb	Propane Price $/Bbl	Ethane Gross Daily Stb	Ethane Compny Daily Stb	Ethane Compny Yearly Stb	Ethane Net Yearly Stb	Ethane Price $/Bbl
2003	2	0	27	21	25.27	3	0	34	27	22.41	0	0	0	0	18.25
2004	4	0	58	45	19.53	7	0	73	58	17.58	0	0	0	0	16.25
2005	6	0	78	61	18.55	10	0	98	78	17.23	0	0	0	0	15.25
2006	9	0	118	90	18.54	13	0	145	112	17.27	0	0	0	0	15.75
2007	10	0	137	104	18.54	15	0	168	130	17.33	0	0	0	0	15.75
2008	12	0	133	103	19.04	17	0	164	129	17.59	0	0	0	0	15.75
2009	12	0	143	109	19.55	17	0	174	136	18.06	0	0	0	0	15.75
2010	10	0	130	95	20.06	15	0	160	121	18.32	0	0	0	0	15.75
2011	10	0	129	95	20.56	15	0	160	120	18.57	0	0	0	0	16.00
2012	10	0	148	108	21.15	16	0	182	136	18.92	0	0	0	0	16.50
2013	10	0	125	92	21.65	16	0	159	120	19.35	0	0	0	0	16.50
2014	11	0	128	94	22.13	21	1	189	145	19.40	0	0	0	0	16.75
Sub.	9	0	1354	1019	20.13	14	0	1708	1312	18.33	0	0	1	1	16.22
Rem.	6	0	2310	1701	28.27	8	0	2705	2024	24.99	0	0	0	0	0.00
Tot.	**7**	**0**	**3664**	**2720**	**25.26**	**9**	**0**	**4413**	**3336**	**22.41**	**0**	**0**	**1**	**1**	**16.23**

Year	Total NGL Gross Daily Stb	NGL Compny Daily Stb	NGL Compny Yearly Stb	NGL Net Yearly Stb	NGL Price $/Bbl	Total Oil + NGL Gross Daily Stb	Oil+NGL Compny Daily Stb	Oil+NGL Compny Yearly Stb	Oil+NGL Net Yearly Stb	Oil+NGL Price $/Bbl	Total Oil Equiv. Gross Daily Stb	Oil Equiv. Compny Daily Stb	Oil Equiv. Compny Yearly Stb	Oil Equiv. Net Yearly Stb	Oil Equiv. Price $/BOE
2003	7	0	81	64	27.40	30	4	1289	1094	33.95	57	5	1749	1477	33.25
2004	15	0	172	135	21.88	62	7	2584	2244	29.46	120	10	3579	3074	28.93
2005	21	1	233	182	20.92	93	12	4283	3847	27.48	171	15	5602	4946	27.15
2006	29	1	347	266	20.93	93	9	3277	2855	27.29	206	16	5720	4880	27.37
2007	33	1	401	307	20.98	125	11	4101	3557	26.61	249	16	6010	5152	26.84
2008	39	1	391	305	21.31	113	12	4355	3956	27.91	257	17	6290	5617	27.57
2009	38	1	418	322	21.78	114	12	4457	4052	28.34	253	17	6378	5688	27.97
2010	33	1	383	285	22.13	103	11	4182	3796	28.87	226	16	5978	5305	28.35
2011	34	1	382	283	22.51	103	10	3608	3072	29.17	231	15	5528	4697	28.47
2012	35	1	437	322	23.03	104	11	3873	3032	29.44	233	16	5919	4732	28.96
2013	34	1	378	281	23.54	131	16	5691	4922	30.59	254	20	7425	6343	30.10
2014	42	1	424	319	23.84	119	13	4843	4253	30.95	270	18	6498	5576	30.76
Sub.	30	1	4045	3071	22.27	99	11	46544	40681	28.96	211	15	66674	57487	28.57
Rem.	18	0	6600	4889	29.73	36	2	25323	22183	32.92	95	3	48308	40514	34.40
Tot.	**21**	**1**	**10646**	**7960**	**26.90**	**51**	**4**	**71867**	**62863**	**30.36**	**123**	**6**	**114982**	**98001**	**31.02**

REVENUE AND EXPENSE FORECAST

Year	Revenue Before Burdens – Working Interest – Oil M$	Working Interest – Gas M$	Working Interest – NGL+Sul M$	Working Interest – Total M$	Royalty Interest M$	Company Total M$	Royalty Burdens Pre-Processing – Crown M$	Royalty Burdens Pre-Processing – Other M$	Gas Processing Allowance – Crown M$	Gas Processing Allowance – Other M$	Total Royalty After Process. M$	Net Revenue After Royalty M$	Operating Expenses – Fixed M$	Operating Expenses – Variable M$	Operating Expenses – Total M$
2003	41	10	2	53	5	58	4	5	0	0	9	49	0	3	3
2004	72	19	3	94	9	104	6	8	0	0	15	89	1	7	8
2005	112	25	4	141	11	152	8	10	0	-1	18	134	25	10	36
2006	81	56	7	144	12	157	11	12	0	0	23	134	19	12	30
2007	97	39	8	143	18	161	9	14	0	-1	23	138	24	12	36
2008	113	36	7	156	17	173	10	9	0	-1	19	154	31	14	44
2009	117	37	8	162	16	178	10	9	0	-1	19	159	36	12	49
2010	112	38	8	158	11	169	10	9	0	-1	19	150	32	11	43
2011	96	39	9	144	13	157	13	11	0	-1	24	133	23	10	33
2012	104	46	10	159	12	171	25	10	1	-1	35	136	35	11	47
2013	165	41	9	214	9	223	21	12	0	0	33	191	93	14	107
2014	140	47	10	196	4	200	18	10	0	0	28	172	89	13	102
Sub.	1249	432	85	1767	138	1905	145	118	4	-6	265	1640	408	129	537
Rem.	630	794	195	1619	43	1662	178	91	9	3	257	1405	622	129	751
Tot.	**1879**	**1226**	**280**	**3385**	**182**	**3567**	**324**	**210**	**13**	**-3**	**523**	**3044**	**1030**	**258**	**1288**
Disc	714	293	59	1066	82	1148	84	73	3	-3	157	991	247	78	326

Year	Other Expenses – Mineral Tax M$	Other Expenses – Capital Tax M$	Other Expenses – NPI Payment M$	Net Prod'n Revenue M$	Other Income – Other M$	Other Income – ARTC M$	Aband. Costs M$	Oper. Income M$	Net Capital Investment – Dev. M$	Net Capital Investment – Plant M$	Net Capital Investment – Tang. M$	Net Capital Investment – Total M$	Before Tax Cash Flow – Annual M$	Before Tax Cash Flow – Cum. M$	Before Tax Cash Flow – 12% Dcf M$
2003	4	0	0	42	0	0	0	42	0	0	0	0	42	42	39
2004	6	1	0	74	0	0	0	74	0	0	0	0	74	116	102
2005	6	1	0	92	0	0	0	92	0	0	0	0	92	208	172
2006	6	1	0	96	1	1	0	98	0	0	0	0	98	307	238
2007	5	1	0	96	0	0	0	96	0	0	0	0	96	403	296
2008	3	1	0	106	0	0	0	106	0	0	0	0	106	509	352
2009	2	1	0	108	0	0	0	108	0	0	0	0	108	617	404
2010	1	1	0	106	0	0	0	106	0	0	0	0	106	723	449
2011	1	1	0	98	0	0	0	98	0	0	0	0	98	821	487
2012	1	1	0	87	0	0	0	87	0	0	0	0	87	909	517
2013	1	1	0	81	0	0	0	82	0	0	0	0	82	990	542
2014	1	1	0	69	0	0	0	69	0	0	0	0	69	1059	560
Sub.	39	9	0	1055	2	2	0	1059	0	0	0	0	1059	1059	560
Rem.	10	1	0	643	0	0	0	643	0	0	0	0	643	1702	636
Tot.	**49**	**10**	**0**	**1698**	**2**	**2**	**0**	**1702**	**0**	**0**	**0**	**0**	**1702**	**1702**	**636**
Disc	27	5	0	633	1	1	0	636	0	0	0	0	636	636	636

RESERVE SUMMARY

Product	Units	Remaining Reserves at January 1, 2003 Gross	Working Interest	Roy/NPI Interest	Total Company	Net	Oil Equivalents BOE Factor	Company Mstb	% of Total	Reserve Life Indic. (yr) Reserve Life	Life Index	Half Life
Oil	Mstb	559	61	1	61	55	1.000	61	53	33.0	50.7	9.4
Solution Gas	Mmcf	875	34	2	35	25	6.000	6	5	33.0	84.2	12.4
Residue Gas	Mmcf	6954	186	37	224	186	6.000	37	32	50.0	95.6	12.9
Total Gas	Mmcf	7829	220	39	259	211	6.000	43	37	50.0	93.8	12.8
	MMMBtu	8183	228	0	267	218				50.0	93.8	12.8
Condensate	Mstb	91	3	0	3	2	1.000	3	2	50.0	100.0	14.7
Butane	Mstb	120	4	0	4	3	1.000	4	3	50.0	100.0	16.0
Propane	Mstb	169	4	0	4	3	1.000	4	4	50.0	100.0	14.4
Ethane	Mstb	0	0	0	0	0	1.000	0	0	13.0	100.0	9.2
Total NGL	Mstb	380	10	0	11	8	1.000	11	9	50.0	100.0	14.9
Total Oil+NGL	Mstb	939	71	1	72	63	1.000	72	63	50.0	55.8	10.0
Total Oil Eq.	Mstb	2244	108	7	115	98		115	100	50.0	65.8	10.6

PRODUCT REVENUE AND EXPENSES

Product	Units	Average First Year Unit Values Base Price	Price Adjust.	Wellhead Price	Net Burdens	Operating Expenses	Other Expenses	Prod'n Revenue	Net Revenue After Royalties Undisc M$	% of Total	12% Disc M$	% of Total
Oil	$/Stb	38.50	-4.11	34.39	5.02	1.84	3.43	24.10	1701	56	642	65
Solution Gas	$/Mcf	5.40	-0.69	4.71	1.10	0.17	0.11	3.33	138	5	33	3
Residue Gas	$/Mcf	5.40	-0.10	5.30	0.87	0.21	0.14	4.08	986	32	267	27
Total Gas	$/Mcf	5.40	-0.19	5.21	0.90	0.21	0.14	3.96	1124	37	301	30
Condensate	$/Stb	39.18	0.08	39.26	8.20	1.87	0.51	28.69	72	2	17	2
Butane	$/Stb	27.25	-1.98	25.27	5.31	1.19	0.76	18.00	70	2	15	1
Propane	$/Stb	24.55	-2.15	22.41	4.50	1.10	0.77	16.03	76	3	17	2
Ethane	$/Stb	18.75	-0.50	18.25	4.46	1.08	0.16	12.56	0	0	0	0
Total NGL	$/Stb	28.96	-1.56	27.40	5.66	1.31	0.71	19.72	219	7	48	5
Total Oil+NGL	$/Stb	37.90	-3.95	33.95	5.06	1.81	3.26	23.82	1920	63	691	70
Total Oil Eq.	$/BOE	36.45	-3.21	33.25	5.15	1.66	2.62	23.81	3044	100	991	100

INTEREST AND NET PRESENT VALUE SUMMARY

Revenue Interests and Burdens (%)

	Initial	Average
Working Interest	8.0217	4.7653
Capital Interest	8.0217	4.7653
Royalty Interest	0.7758	0.2559
Crown Royalty	7.7618	9.5574
Non-crown Royalty	9.2355	6.1901
Mineral Tax	7.7064	1.4370
NPI Payment	0.0000	0.0000

Net Present Value Before Income Tax

Disc. Rate %	Prod'n Revenue M$	Operating Income M$	Capital Invest. M$	Cash Flow M$	Cash Flow $/BOE
0.0	1698	1702	0	1702	14.80
8.0	817	820	0	820	7.13
10.0	715	718	0	718	6.24
12.0	633	636	0	636	5.53
15.0	538	540	0	540	4.70
18.0	465	467	0	467	4.07
20.0	426	428	0	428	3.72

Project.......1035768
Entity.......Total Corporate Incl. Adjustments (Probable Producing)
Evaluator...Hladyshevsky, Myron J.

Economic Forecast

Company:	**Millennium Energy Inc.**	Reserve Class:	**Probable**
Property:	**Corporate**	Development Class:	**Nonproducing**
Description:	**Total Corporate Incl. Adjustments**	Pricing:	**GLJ (2003-01)**
		Effective Date:	**January 01, 2003**

PRODUCTION FORECAST

Year	Gross Wells Oil	Gross Wells Gas	Oil Production Gross Daily Stb	Oil Compny Daily Stb	Oil Compny Yearly Stb	Oil Net Yearly Stb	Oil Price $/Bbl	Total Gas Gross Daily Mcf	Gas Compny Daily Mcf	Gas Compny Yearly Mcf	Gas Net Yearly Mcf	Gas Price $/Mcf	Condensate Gross Daily Stb	Cond. Compny Daily Stb	Cond. Compny Yearly Stb	Cond. Net Yearly Stb	Cond. Price $/Bbl
2003	1	1	25	20	7189	5913	35.00	194	12	4443	2311	5.90	2	0	42	20	41.00
2004	2	4	50	33	12097	10793	30.47	1399	136	49607	32189	5.25	15	1	522	332	34.50
2005	3	6	90	28	10335	9261	28.47	2423	185	67682	45568	4.88	27	2	729	474	32.15
2006	2	6	77	24	8802	7886	28.49	1508	115	42026	29152	5.05	17	1	452	296	32.19
2007	2	6	73	21	7827	6993	28.46	1027	78	28324	20337	5.05	11	1	305	201	32.23
2008	2	8	52	19	7038	6313	28.93	1599	66	24120	18136	5.06	17	1	259	177	32.81
2009	2	8	46	16	5775	5238	29.51	1670	54	19787	15243	5.06	18	1	212	149	33.33
2010	2	7	41	14	5012	4613	30.03	1116	39	14381	11144	5.12	12	0	154	108	33.82
2011	2	7	36	12	4386	4088	30.54	821	31	11330	8848	5.17	9	0	121	84	34.31
2012	2	7	32	11	3853	3630	31.06	538	15	5490	4656	5.28	6	0	59	48	34.79
2013	2	4	28	9	3397	3210	31.57	376	11	4013	3429	5.36	4	0	43	36	35.48
2014	2	4	25	8	3006	2890	32.09	303	9	3350	2863	5.41	3	0	36	30	35.98
Sub.	2	5	48	18	78717	70829	30.11	1081	63	274554	193874	5.08	12	1	2933	1955	33.18
Rem.	1	0	9	1	15987	15604	34.21	18	1	8124	6928	5.61	0	0	87	73	37.08
Tot.	**1**	**2**	**18**	**5**	**94704**	**86433**	**30.80**	**273**	**15**	**282679**	**200802**	**5.10**	**3**	**0**	**3020**	**2028**	**33.29**

Year	Butane Gross Daily Stb	Butane Compny Daily Stb	Butane Compny Yearly Stb	Butane Net Yearly Stb	Butane Price $/Bbl	Propane Gross Daily Stb	Propane Compny Daily Stb	Propane Compny Yearly Stb	Propane Net Yearly Stb	Propane Price $/Bbl	Ethane Gross Daily Stb	Ethane Compny Daily Stb	Ethane Compny Yearly Stb	Ethane Net Yearly Stb	Ethane Price $/Bbl
2003	3	0	64	32	25.25	3	0	74	37	22.75	0	0	0	0	0.00
2004	22	2	799	517	19.50	26	3	922	597	17.75	0	0	0	0	0.00
2005	43	3	1120	741	18.50	49	3	1277	845	17.50	0	0	0	0	0.00
2006	27	2	695	462	18.49	32	2	794	528	17.50	0	0	0	0	0.00
2007	18	1	468	313	18.49	23	1	537	359	17.50	0	0	0	0	0.00
2008	27	1	397	275	18.99	32	1	456	316	17.75	0	0	0	0	0.00
2009	28	1	325	231	19.49	33	1	374	265	18.25	0	0	0	0	0.00
2010	19	1	237	167	19.99	23	1	272	192	18.50	0	0	0	0	0.00
2011	14	1	186	131	20.49	17	1	215	151	18.76	0	0	0	0	0.00
2012	9	0	91	74	20.98	11	0	105	86	19.01	0	0	0	0	0.00
2013	6	0	66	56	21.48	8	0	76	65	19.51	0	0	0	0	0.00
2014	5	0	55	46	21.98	7	0	64	54	19.76	0	0	0	0	0.00
Sub.	18	1	4503	3046	19.18	22	1	5166	3495	17.89	0	0	0	0	0.00
Rem.	0	0	133	113	22.88	0	0	158	134	20.54	0	0	0	0	0.00
Tot.	**5**	**0**	**4636**	**3159**	**19.29**	**6**	**0**	**5324**	**3629**	**17.97**	**0**	**0**	**0**	**0**	**0.00**

Year	Total NGL Gross Daily Stb	NGL Compny Daily Stb	NGL Compny Yearly Stb	NGL Net Yearly Stb	NGL Price $/Bbl	Total Oil + NGL Gross Daily Stb	Oil+NGL Compny Daily Stb	Oil+NGL Compny Yearly Stb	Oil+NGL Net Yearly Stb	Oil+NGL Price $/Bbl	Total Oil Equiv. Gross Daily Stb	Oil Equiv. Compny Daily Stb	Oil Equiv. Compny Yearly Stb	Oil Equiv. Net Yearly Stb	Oil Equiv. Price $/BOE
2003	8	0	180	89	27.89	33	20	7369	6002	34.82	65	22	8110	6387	34.88
2004	63	6	2243	1446	22.27	112	39	14339	12239	29.19	346	62	22607	17604	30.03
2005	119	9	3126	2061	21.27	209	37	13461	11322	26.80	613	68	24742	18917	27.94
2006	75	5	1942	1286	21.28	152	29	10744	9172	27.19	404	49	17749	14031	28.42
2007	52	4	1310	873	21.28	126	25	9137	7866	27.43	297	38	13858	11255	28.42
2008	76	3	1111	769	21.70	128	22	8149	7082	27.94	395	33	12169	10104	28.75
2009	79	2	911	645	22.20	125	18	6686	5882	28.51	403	27	9984	8423	29.13
2010	53	2	663	466	22.60	94	16	5675	5080	29.16	280	22	8072	6937	29.62
2011	40	1	523	365	22.99	76	13	4909	4453	29.74	213	19	6797	5928	30.10
2012	26	1	254	209	23.37	58	11	4107	3839	30.58	148	14	5022	4615	30.78
2013	19	1	185	156	23.90	47	10	3582	3367	31.18	110	12	4251	3938	31.33
2014	15	0	154	131	24.30	40	9	3160	3021	31.71	91	10	3719	3498	31.82
Sub.	52	3	12602	8495	21.91	100	21	91319	79324	28.98	280	31	137078	111637	29.48
Rem.	1	0	378	321	25.15	10	1	16365	15925	34.00	13	1	17719	17080	33.97
Tot.	**13**	**1**	**12980**	**8816**	**22.01**	**32**	**6**	**107685**	**95249**	**29.74**	**77**	**8**	**154798**	**128716**	**30.00**

REVENUE AND EXPENSE FORECAST

Year	Revenue Before Burdens: Working Interest Oil M$	Working Interest Gas M$	Working Interest NGL+Sul M$	Working Interest Total M$	Royalty Interest M$	Company Total M$	Royalty Burdens Pre-Processing: Crown M$	Royalty Burdens Pre-Processing: Other M$	Gas Processing Allowance: Crown M$	Gas Processing Allowance: Other M$	Total Royalty After Process. M$	Net Revenue After Royalty M$	Operating Expenses: Fixed M$	Operating Expenses: Variable M$	Operating Expenses: Total M$
2003	252	26	5	283	0	283	45	15	0	0	59	224	10	13	24
2004	369	260	50	679	0	679	89	58	3	3	141	538	32	36	68
2005	294	331	67	691	0	691	95	65	4	4	152	539	44	41	84
2006	251	212	41	504	0	504	61	43	2	2	100	405	43	29	72
2007	223	143	28	394	0	394	42	30	1	2	70	324	42	23	65
2008	204	122	24	350	0	350	33	25	1	1	56	294	43	21	64
2009	170	100	20	291	0	291	23	21	1	1	43	248	42	17	59
2010	151	74	15	239	0	239	16	16	0	1	31	208	40	14	54
2011	134	59	12	205	0	205	12	13	0	1	24	180	41	12	52
2012	120	29	6	155	0	155	5	7	0	0	12	143	33	9	42
2013	107	21	4	133	0	133	4	5	0	0	9	124	32	7	39
2014	96	18	4	118	0	118	2	5	0	0	7	112	32	6	39
Sub.	2370	1396	276	4042	0	4042	427	304	13	16	703	3338	434	227	661
Rem.	547	46	10	602	0	602	5	15	0	1	20	582	256	32	288
Tot.	**2917**	**1441**	**286**	**4644**	**0**	**4644**	**433**	**320**	**13**	**16**	**724**	**3920**	**689**	**260**	**949**
Disc	1573	920	182	2675	0	2675	300	203	9	10	484	2191	272	149	421

Year	Other Expenses: Mineral Tax M$	Other Expenses: Capital Tax M$	Other Expenses: NPI Payment M$	Net Prod'n Revenue M$	Other Income: Other M$	Other Income: ARTC M$	Aband. Costs M$	Oper. Income M$	Net Capital Investment: Dev. M$	Net Capital Investment: Plant M$	Net Capital Investment: Tang. M$	Net Capital Investment: Total M$	Before Tax Cash Flow: Annual M$	Before Tax Cash Flow: Cum. M$	Before Tax Cash Flow: 12% Dcf M$
2003	0	0	0	200	0	8	0	208	806	0	155	961	-753	-753	-711
2004	6	0	0	464	0	6	0	470	51	1	20	73	397	-356	-376
2005	8	0	0	447	0	4	0	451	5	0	0	5	446	90	-41
2006	5	0	0	328	0	4	0	331	0	0	0	0	331	421	182
2007	3	0	0	256	0	4	0	259	0	0	0	0	259	680	338
2008	3	0	0	227	0	3	0	230	4	0	0	4	226	906	459
2009	3	0	0	187	0	2	0	189	0	0	0	0	189	1095	549
2010	2	0	0	152	0	1	0	154	0	0	0	0	154	1249	615
2011	1	0	0	127	0	1	0	128	0	0	0	0	128	1377	664
2012	1	0	0	100	0	1	0	101	0	0	0	0	101	1478	698
2013	1	0	0	84	0	1	0	85	0	0	0	0	85	1563	724
2014	0	0	0	72	0	0	0	73	0	0	0	0	73	1635	744
Sub.	33	0	0	2644	0	34	0	2678	867	1	175	1043	1635	1635	744
Rem.	1	0	0	293	0	1	0	294	1	0	1	3	291	1927	798
Tot.	**34**	**0**	**0**	**2936**	**0**	**35**	**0**	**2972**	**868**	**2**	**176**	**1045**	**1927**	**1927**	**798**
Disc	22	0	0	1749	0	25	0	1773	811	1	163	976	798	798	798

RESERVE SUMMARY

Product	Units	Remaining Reserves at January 1, 2003 Gross	Working Interest	Roy/NPI Interest	Total Company	Net	Oil Equivalents BOE Factor	Company Mstb	% of Total	Reserve Life Indic. (yr) Reserve Life	Life Index	Half Life
Oil	Mstb	336	95	0	95	86	1.000	95	61	29.0	13.2	5.2
Solution Gas	Mmcf	313	1	0	1	1	6.000	0	0	21.0	8.1	6.7
Residue Gas	Mmcf	4676	282	0	282	200	6.000	47	30	17.0	63.4	3.5
Total Gas	Mmcf	4989	283	0	283	201	6.000	47	30	21.0	62.1	3.5
	MMMBtu	5397	308	0	308	218				21.0	62.1	3.5
Condensate	Mstb	54	3	0	3	2	1.000	3	2	21.0	72.0	3.5
Butane	Mstb	85	5	0	5	3	1.000	5	3	21.0	72.2	3.5
Propane	Mstb	103	5	0	5	4	1.000	5	3	21.0	71.9	3.5
Total NGL	Mstb	243	13	0	13	9	1.000	13	8	21.0	72.0	3.5
Total Oil+NGL	Mstb	578	108	0	108	95	1.000	108	70	29.0	14.6	4.9
Total Oil Eq.	Mstb	1410	155	0	155	129		155	100	29.0	19.0	4.3

PRODUCT REVENUE AND EXPENSES

Product	Units	Average First Year Unit Values Base Price	Price Adjust.	Wellhead Price	Net Burdens	Operating Expenses	Other Expenses	Prod'n Revenue	Net Revenue After Royalties Undisc M$	% of Total	12% Disc M$	% of Total
Oil	$/Stb	38.50	-3.50	35.00	6.25	2.85	0.00	25.89	2670	68	1411	64
Solution Gas	$/Mcf	0.00	0.00	0.00	0.00	0.00	0.00	0.00	4	0	2	0
Residue Gas	$/Mcf	5.40	0.50	5.90	2.82	0.58	0.00	2.51	1045	27	653	30
Total Gas	$/Mcf	5.40	0.50	5.90	2.82	0.58	0.00	2.51	1049	27	654	30
Condensate	$/Stb	39.50	1.50	41.00	20.14	4.02	0.00	16.84	71	2	45	2
Butane	$/Stb	27.25	-2.00	25.25	12.52	2.48	0.00	10.26	63	2	39	2
Propane	$/Stb	24.75	-2.00	22.75	11.27	2.23	0.00	9.25	67	2	42	2
Total NGL	$/Stb	29.08	-1.18	27.89	13.78	2.73	0.00	11.38	201	5	126	6
Total Oil+NGL	$/Stb	38.27	-3.44	34.82	6.43	2.85	0.00	25.54	2871	73	1537	70
Total Oil Eq.	$/BOE	37.73	-2.86	34.88	7.39	2.91	0.00	24.58	3920	100	2191	100

INTEREST AND NET PRESENT VALUE SUMMARY

Revenue Interests and Burdens (%)	Initial	Average
Working Interest	34.7384	11.4190
Capital Interest	85.4219	28.7808
Royalty Interest	0.0000	0.0000
Crown Royalty	16.0410	9.3178
Non-crown Royalty	5.1466	6.8858
Mineral Tax	0.0000	0.7424
NPI Payment	0.0000	0.0000

Disc. Rate %	Net Present Value Before Income Tax Prod'n Revenue M$	Operating Income M$	Capital Invest. M$	Cash Flow M$	Cash Flow $/BOE
0.0	2936	2972	1045	1927	12.45
8.0	2027	2054	997	1057	6.83
10.0	1878	1904	986	918	5.93
12.0	1749	1773	976	798	5.15
15.0	1585	1608	961	647	4.18
18.0	1448	1470	947	523	3.38
20.0	1369	1390	937	453	2.92

Project.......1035768
Entity.......Total Corporate Incl. Adjustments (Probable Nonproducing)
Evaluator...Hladyshevsky, Myron J.

Economic Forecast

Company:	Millennium Energy Inc.	Reserve Class:	Probable
Property:	Corporate	Development Class:	Total
Description:	Total Corporate Incl. Adjustments	Pricing:	GLJ (2003-01)
		Effective Date:	January 01, 2003

PRODUCTION FORECAST

	Gross Wells		Oil Production					Total Gas Production					Condensate Production				
Year	Oil	Gas	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/Bbl	Gross Daily Mcf	Compny Daily Mcf	Compny Yearly Mcf	Net Yearly Mcf	Price $/Mcf	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/Bbl
2003	1	1	48	23	8397	6943	34.91	357	20	7200	4605	5.64	3	0	61	35	40.45
2004	2	4	97	40	14509	12902	30.39	1747	152	55576	37169	5.18	18	2	563	364	34.37
2005	6	6	162	39	14386	12926	28.30	2894	207	75594	52162	4.83	32	2	785	518	32.05
2006	4	6	141	32	11733	10475	28.38	2181	155	56681	41303	4.93	24	1	535	359	31.96
2007	8	9	165	32	11527	10244	28.06	1772	109	39776	29904	4.91	19	1	401	274	31.91
2008	5	11	126	30	11002	9964	28.80	2464	98	35731	28106	4.87	27	1	353	250	32.33
2009	6	12	123	27	9814	8967	29.31	2501	86	31313	25062	4.86	27	1	313	226	32.69
2010	5	10	110	24	8811	8124	29.82	1856	69	25157	20201	4.86	20	1	248	176	32.96
2011	7	9	106	21	7612	6877	30.30	1584	63	22847	18601	4.85	17	1	214	152	33.34
2012	7	10	102	20	7289	6340	30.68	1312	49	17765	14851	4.86	14	0	165	126	33.42
2013	10	7	126	24	8710	7851	31.28	1115	40	14418	11954	4.92	12	0	136	105	33.97
2014	9	6	102	20	7426	6825	31.82	1209	36	13276	10796	5.13	14	0	142	110	34.33
Sub.	6	7	117	28	121216	108438	29.93	1749	90	395332	294713	4.94	19	1	3916	2694	32.90
Rem.	3	2	27	3	34710	32898	34.12	372	11	146037	116917	5.98	4	0	1672	1237	39.80
Tot.	**4**	**4**	**49**	**9**	**155926**	**141337**	**30.86**	**702**	**30**	**541369**	**411630**	**5.22**	**8**	**0**	**5588**	**3931**	**34.96**

	Butane Production					Propane Production					Ethane Production				
Year	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/Bbl	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/Bbl	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/Bbl
2003	5	0	91	54	25.26	7	0	108	65	22.64	0	0	0	0	18.25
2004	27	2	857	563	19.50	33	3	994	655	17.74	0	0	0	0	16.25
2005	49	3	1198	802	18.50	59	4	1376	923	17.48	0	0	0	0	15.25
2006	36	2	813	552	18.50	45	3	940	640	17.47	0	0	0	0	15.75
2007	28	2	605	417	18.50	38	2	705	489	17.46	0	0	0	0	15.75
2008	39	1	530	378	19.01	49	2	620	445	17.71	0	0	0	0	15.75
2009	40	1	468	340	19.51	50	2	549	401	18.19	0	0	0	0	15.75
2010	29	1	366	262	20.01	38	1	432	313	18.44	0	0	0	0	15.75
2011	24	1	316	226	20.52	32	1	375	271	18.67	0	0	0	0	16.00
2012	20	1	239	183	21.09	27	1	287	222	18.95	0	0	0	0	16.50
2013	16	1	191	148	21.59	24	1	235	185	19.40	0	0	0	0	16.50
2014	16	0	182	140	22.09	28	1	253	199	19.49	0	0	0	0	16.75
Sub.	27	1	5856	4064	19.40	36	2	6874	4807	18.00	0	0	1	1	16.22
Rem.	6	0	2443	1814	27.98	8	0	2863	2158	24.75	0	0	0	0	0.00
Tot.	**11**	**0**	**8300**	**5879**	**21.93**	**15**	**1**	**9737**	**6965**	**19.98**	**0**	**0**	**1**	**1**	**16.23**

	Total NGL Production					Total Oil + NGL Production					Total Oil Equiv. Production				
Year	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/Bbl	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/Bbl	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/BOE
2003	15	1	261	153	27.74	62	24	8659	7096	34.69	122	27	9858	7864	34.59
2004	78	7	2414	1581	22.25	175	46	16923	14483	29.23	466	72	26186	20678	29.88
2005	139	9	3359	2243	21.25	302	49	17745	15169	26.96	784	83	30344	23862	27.79
2006	104	6	2288	1552	21.23	246	38	14021	12027	27.21	609	64	23468	18911	28.16
2007	85	5	1711	1179	21.21	250	36	13238	11423	27.18	546	54	19868	16407	27.94
2008	115	4	1502	1073	21.60	241	34	12505	11037	27.93	652	51	18460	15722	28.35
2009	117	4	1329	967	22.07	239	31	11143	9934	28.44	656	45	16362	14111	28.68
2010	87	3	1046	751	22.43	197	27	9857	8875	29.04	506	38	14050	12242	29.08
2011	73	2	904	649	22.79	179	23	8517	7525	29.50	443	34	12325	10625	29.37
2012	61	2	691	531	23.15	163	22	7980	6871	30.03	381	30	10941	9346	29.80
2013	52	2	562	438	23.66	178	25	9273	8289	30.82	364	32	11676	10281	30.55
2014	58	2	578	449	23.96	160	22	8004	7274	31.25	361	28	10217	9074	31.14
Sub.	82	4	16648	11567	22.00	199	31	137863	120005	28.97	491	47	203752	169124	29.19
Rem.	19	1	6978	5209	29.48	46	3	41688	38108	33.34	108	5	66028	57594	34.29
Tot.	**34**	**1**	**23626**	**16776**	**24.21**	**83**	**10**	**179552**	**158113**	**29.99**	**200**	**15**	**269780**	**226718**	**30.43**

REVENUE AND EXPENSE FORECAST

Year	Revenue Before Burdens: Working Interest Oil M$	Working Interest Gas M$	Working Interest NGL+Sul M$	Working Interest Total M$	Royalty Interest M$	Company Total M$	Royalty Burdens Pre-Processing: Crown M$	Royalty Burdens Pre-Processing: Other M$	Gas Processing Allowance: Crown M$	Gas Processing Allowance: Other M$	Total Royalty After Process. M$	Net Revenue After Royalty M$	Operating Expenses: Fixed M$	Operating Expenses: Variable M$	Operating Expenses: Total M$
2003	293	36	7	336	5	341	49	19	0	0	68	273	10	16	26
2004	440	280	53	773	9	782	95	66	3	3	156	627	33	42	76
2005	406	356	71	833	11	843	102	75	4	3	170	673	69	51	120
2006	332	268	48	649	12	661	72	55	2	2	122	538	62	41	102
2007	319	182	36	537	18	555	51	44	2	1	93	462	66	35	101
2008	317	158	32	506	17	523	42	34	1	0	75	448	74	35	109
2009	287	138	28	453	16	469	33	30	1	0	62	407	78	29	107
2010	263	111	23	397	11	409	26	25	1	0	50	358	72	24	96
2011	230	98	21	349	13	362	25	24	1	0	49	313	63	22	85
2012	223	75	16	314	12	326	30	17	1	0	47	279	69	20	88
2013	272	62	13	348	9	357	25	18	0	0	42	315	125	21	146
2014	236	65	14	315	4	318	20	15	0	0	34	284	121	19	141
Sub.	3619	1828	361	5808	138	5947	572	423	17	9	969	4978	842	356	1198
Rem.	1177	840	204	2220	43	2264	184	107	9	4	278	1986	877	161	1039
Tot.	**4796**	**2667**	**566**	**8029**	**182**	**8211**	**756**	**529**	**26**	**13**	**1246**	**6964**	**1719**	**517**	**2237**
Disc	2288	1214	240	3742	82	3823	384	276	12	7	641	3182	519	228	747

Year	Other Expenses: Mineral Tax M$	Other Expenses: Capital Tax M$	Other Expenses: NPI Payment M$	Net Prod'n Revenue M$	Other Income: Other M$	Other Income: ARTC M$	Aband. Costs M$	Oper. Income M$	Net Capital Investment: Dev. M$	Net Capital Investment: Plant M$	Net Capital Investment: Tang. M$	Net Capital Investment: Total M$	Before Tax Cash Flow: Annual M$	Before Tax Cash Flow: Cum. M$	Before Tax Cash Flow: 12% Dcf M$
2003	4	0	0	242	0	8	0	250	806	0	155	961	-711	-711	-672
2004	12	1	0	538	0	6	0	544	51	1	20	73	471	-240	-274
2005	14	1	0	538	0	5	0	543	5	0	0	5	538	298	131
2006	12	1	0	424	1	4	0	430	0	0	0	0	430	728	420
2007	9	1	0	352	0	4	0	355	0	0	0	0	355	1083	633
2008	6	1	0	333	0	3	0	336	4	0	0	4	332	1416	812
2009	5	1	0	295	0	2	0	297	0	0	0	0	297	1712	954
2010	3	1	0	259	0	1	0	260	0	0	0	0	260	1972	1065
2011	2	1	0	225	0	1	0	226	0	0	0	0	226	2198	1151
2012	2	1	0	188	0	1	0	188	0	0	0	0	188	2387	1215
2013	2	1	0	165	0	1	0	166	0	0	0	0	166	2553	1266
2014	2	1	0	141	0	0	0	141	0	0	0	0	141	2694	1304
Sub.	72	9	0	3699	2	36	0	3737	867	1	175	1043	2694	2694	1304
Rem.	11	1	0	936	0	1	0	937	1	0	1	3	934	3628	1433
Tot.	**83**	**10**	**0**	**4634**	**2**	**37**	**0**	**4674**	**868**	**2**	**176**	**1045**	**3628**	**3628**	**1433**
Disc	49	5	0	2382	1	26	0	2409	811	1	163	976	1433	1433	1433

RESERVE SUMMARY

Product	Units	Remaining Reserves at January 1, 2003					Oil Equivalents			Reserve Life Indic. (yr)		
		Gross	Working Interest	Roy/NPI Interest	Total Company	Net	BOE Factor	Company Mstb	% of Total	Reserve Life	Life Index	Half Life
Oil	Mstb	895	155	1	156	141	1.000	156	58	33.0	18.6	6.7
Solution Gas	Mmcf	1188	34	2	36	26	6.000	6	2	33.0	86.3	12.1
Residue Gas	Mmcf	11630	468	37	505	386	6.000	84	31	50.0	74.5	5.7
Total Gas	Mmcf	12818	503	39	541	412	6.000	90	33	50.0	75.2	6.0
	MMMBtu	13580	536	0	575	436				50.0	75.2	6.0
Condensate	Mstb	145	6	0	6	4	1.000	6	2	50.0	91.1	6.3
Butane	Mstb	206	8	0	8	6	1.000	8	3	50.0	90.8	6.1
Propane	Mstb	272	10	0	10	7	1.000	10	4	50.0	89.8	6.2
Ethane	Mstb	0	0	0	0	0	1.000	0	0	13.0	100.0	9.2
Total NGL	Mstb	622	23	0	24	17	1.000	24	9	50.0	90.4	6.2
Total Oil+NGL	Mstb	1517	179	1	180	158	1.000	180	67	50.0	20.7	6.6
Total Oil Eq.	Mstb	3654	262	7	270	227		270	100	50.0	27.4	6.4

PRODUCT REVENUE AND EXPENSES

Product	Units	Average First Year Unit Values							Net Revenue After Royalties			
		Base Price	Price Adjust.	Wellhead Price	Net Burdens	Operating Expenses	Other Expenses	Prod'n Revenue	Undisc M$	% of Total	12% Disc M$	% of Total
Oil	$/Stb	38.50	-3.59	34.91	6.07	2.71	0.50	25.63	4371	63	2053	65
Solution Gas	$/Mcf	5.40	-0.69	4.71	1.10	0.17	0.08	3.36	142	2	35	1
Residue Gas	$/Mcf	5.40	0.30	5.70	2.14	0.45	0.04	3.06	2031	29	920	29
Total Gas	$/Mcf	5.40	0.24	5.64	2.08	0.44	0.04	3.07	2173	31	955	30
Condensate	$/Stb	39.40	1.05	40.45	16.37	3.34	0.11	20.63	144	2	61	2
Butane	$/Stb	27.25	-1.99	25.26	10.37	2.09	0.20	12.60	133	2	54	2
Propane	$/Stb	24.69	-2.05	22.64	9.12	1.87	0.22	11.43	144	2	59	2
Ethane	$/Stb	18.75	-0.50	18.25	4.46	1.08	0.03	12.69	0	0	0	0
Total NGL	$/Stb	29.04	-1.30	27.74	11.26	2.29	0.19	14.00	421	6	174	5
Total Oil+NGL	$/Stb	38.21	-3.52	34.69	6.23	2.70	0.49	25.28	4791	69	2227	70
Total Oil Eq.	$/BOE	37.51	-2.92	34.59	6.99	2.69	0.46	24.45	6964	100	3182	100

INTEREST AND NET PRESENT VALUE SUMMARY

Revenue Interests and Burdens (%)	Initial	Average
Working Interest	22.7698	7.1876
Capital Interest	85.4219	28.7808
Royalty Interest	0.3476	0.1628
Crown Royalty	14.7344	9.4188
Non-crown Royalty	5.7919	6.5925
Mineral Tax	1.2163	1.0352
NPI Payment	0.0000	0.0000

Disc. Rate %	Net Present Value Before Income Tax				
	Prod'n Revenue M$	Operating Income M$	Capital Invest. M$	Cash Flow M$	Cash Flow $/BOE
0.0	4634	4674	1045	3628	13.45
8.0	2844	2874	997	1877	6.96
10.0	2593	2621	986	1635	6.06
12.0	2382	2409	976	1433	5.31
15.0	2123	2148	961	1187	4.40
18.0	1913	1937	947	991	3.67
20.0	1795	1818	937	881	3.26

Project.......1035768
Entity.......Total Corporate Incl. Adjustments (Total Probable)
Evaluator...Hladyshevsky, Myron J.

PROVED PLUS PROBABLE RESERVES FORECASTS

TABLE OF CONTENTS

Summary of Reserves and Values

Company: **Millennium Energy Inc.** Pricing: **GLJ (2003-01)**
Property: **Corporate** Effective Date: **January 01, 2003**
Description: **Total Corporate Incl. Adjustments**

	Proved Plus Probable Producing	Proved Plus Probable Non-producing	Total Proved Plus Probable
MARKETABLE RESERVES			
Oil - MSTB			
Company Interest	257	186	443
Net After Royalty	230	159	389
Gas - MMCF			
Company Interest	1496	283	1779
Net After Royalty	1199	201	1400
Natural Gas Liquids - MSTB			
Company Interest	65	13	78
Net After Royalty	48	9	57
Oil Equivalent - MBOE			
Company Interest	572	247	818
Net After Royalty	478	202	679
BEFORE TAX PRESENT VALUE - $M			
0.0%	8216	3478	11694
8.0%	5477	2102	7579
10.0%	5108	1882	6989
12.0%	4798	1693	6490
15.0%	4414	1455	5869
18.0%	4102	1260	5362
20.0%	3925	1149	5073
FIRST 6 YEARS BEFORE TAX CASH FLOW - $M			
2003	1649	-585	1064
2004	1073	600	1673
2005	776	609	1385
2006	556	474	1031
2007	517	384	901
2008	430	337	767

Oil Equivalent Factors:

Oil	1.0	bbl/boe
Sales Gas	6.0	mcf/boe
Condensate	1.0	bbl/boe
Butane	1.0	bbl/boe
Propane	1.0	bbl/boe
Ethane	1.0	bbl/boe

Company Production, Reserves and Present Value Summary

Company: **Millennium Energy Inc.**
Property: **Corporate**

Reserve Class: **Proved Plus Probable**
Development Class: **Producing**
Pricing: **GLJ (2003-01)**
Effective Date: **January 01, 2003**

Entity Description	2003 Company Interest Prod'n				Company Interest Reserves					Net After Royalty Reserves					Reserve Life Index	Before Income Tax Discounted Present Value M$			
	Gas mcf/d	Oil bbl/d	NGL bbl/d	BOE bbl/d	Gas Mmcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	BOE Mbbl	Gas Mmcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	BOE Mbbl	Yrs	0%	10%	12%	15%
Total Corporate																			
Chauvin	0	9	0	9	0	16	0	0	16	0	13	0	0	13	4.6	78	66	64	62
Condor Lower Mannville Natural Gas Unit No.	27	0	1	6	79	0	3	0	17	66	0	3	0	14	8.0	321	197	182	164
Craigend	26	0	0	4	29	0	0	0	5	24	0	0	0	4	3.0	79	68	66	64
Enchant	14	12	1	15	32	22	1	0	28	22	20	1	0	25	5.2	480	359	342	320
Glen Ewen	15	29	0	32	20	39	0	0	43	16	31	0	0	34	3.7	610	468	448	422
Handsworth	0	20	0	20	0	39	0	0	39	0	35	0	0	35	5.2	738	494	467	434
Liege	72	0	0	12	143	0	0	0	24	143	0	0	0	24	5.4	517	363	343	318
Medicine River Glauconitic A Unit No. 4	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1.9	2	1	1	1
Medicine River Non-Unit	139	12	6	41	366	38	17	0	116	295	34	13	0	96	7.7	1625	1039	975	896
Medicine River Unit No. 4	1	1	0	1	4	2	0	0	3	3	2	0	0	2	8.1	33	21	20	18
Medicine River Viking D Unit No. 2	0	0	0	0	0	0	0	0	0	0	0	0	0	0	7.1	3	2	2	2
Michichi	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0.0	0	0	0	0
Weirhill	4	44	0	45	5	92	0	0	93	5	86	0	0	87	5.7	929	699	668	628
Westerose	185	0	10	41	813	0	43	0	179	622	0	31	0	134	12.0	2696	1249	1139	1012
Willesden Green Glauconitic A Unit No.1	2	3	0	4	5	8	0	0	9	4	7	0	0	8	6.7	95	73	69	65
Total Total Corporate	486	131	18	231	1496	257	65	0	572	1199	230	48	0	478	6.8	8205	5098	4789	4406
ARTC	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0.0	12	9	9	9
Total Corporate Incl. Adjustments	486	131	18	231	1496	257	65	0	572	1199	230	48	0	478	6.8	8216	5108	4798	4414

BOE Factors:								
	OIL	1.00000	RES GAS	6.00000	PROPANE	1.00000	ETHANE	1.00000
	COND	1.00000	SLN GAS	6.00000	BUTANE	1.00000	SULPHUR	0.00000

p:/s1035768/rems/econ/GLJ_2003-01/_Corporate_Total_Corporate_Incl._Adjustments_RC07_crv.htm

Company Production, Reserves and Present Value Summary

Company: **Millennium Energy Inc.**
Property: **Corporate**

Reserve Class: **Proved Plus Probable**
Development Class: **Nonproducing**
Pricing: **GLJ (2003-01)**
Effective Date: **January 01, 2003**

Entity Description	2003 Company Interest Prod'n Gas mcf/d	Oil bbl/d	NGL bbl/d	BOE bbl/d	Company Interest Reserves Gas Mmcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	BOE Mbbl	Net After Royalty Reserves Gas Mmcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	BOE Mbbl	Reserve Life Index Yrs	Before Income Tax Discounted Present Value MS 0%	10%	12%	15%
Total Corporate																			
Chauvin	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0.0	0	0	0	0
Condor Lower Mannville Natural Gas Unit No.	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0.0	0	0	0	0
Craigend	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0.0	0	0	0	0
Enchant	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0.0	0	0	0	0
Glen Ewen	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0.0	0	0	0	0
Handsworth	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0.0	0	0	0	0
Liege	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0.0	0	0	0	0
Medicine River Glauconitic A Unit No. 4	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0.0	0	0	0	0
Medicine River Non-Unit	12	0	0	3	268	1	12	0	57	189	0	8	0	40	62.3	793	532	496	450
Medicine River Unit No. 4	0	0	0	0	1	0	0	0	1	1	0	0	0	1	8.1	6	2	2	2
Medicine River Viking D Unit No. 2	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0.0	0	0	0	0
Michichi	0	39	0	39	0	110	0	0	110	0	86	0	0	86	7.8	1789	1105	1025	925
Weirhill	0	12	0	12	0	75	0	0	75	0	73	0	0	73	17.0	728	123	56	-26
Westerose	0	0	0	0	14	0	1	0	3	11	0	1	0	2	2.4	35	24	23	21
Willesden Green Glauconitic A Unit No.1	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0.0	0	0	0	0
Total Total Corporate	12	51	0	53	283	186	13	0	247	201	159	9	0	202	12.7	3350	1787	1602	1370
AGCA Adjustment	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0.0	0	0	0	0
ARTC	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0.0	128	95	90	84
Total Corporate Incl. Adjustments	12	51	0	53	283	186	13	0	247	201	159	9	0	202	12.7	3478	1882	1693	1455

BOE Factors:	OIL	1.00000	RES GAS	6.00000	PROPANE	1.00000	ETHANE	1.00000
	COND	1.00000	SLN GAS	6.00000	BUTANE	1.00000	SULPHUR	0.00000

p:/s1035768/rems/econ/GLJ_2003-01/_Corporate_Total_Corporate_Incl._Adjustments_RC19_crv.htm

Company Production, Reserves and Present Value Summary

Company: **Millennium Energy Inc.**
Property: **Corporate**

Reserve Class: **Proved Plus Probable**
Development Class: **Total**
Pricing: **GLJ (2003-01)**
Effective Date: **January 01, 2003**

Entity Description	2003 Company Interest Prod'n				Company Interest Reserves					Net After Royalty Reserves					Reserve Life Index	Before Income Tax Discounted Present Value M$			
	Gas mcf/d	Oil bbl/d	NGL bbl/d	BOE bbl/d	Gas Mmcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	BOE Mbbl	Gas Mmcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	BOE Mbbl	Yrs	0%	10%	12%	15%
Total Corporate																			
Chauvin	0	9	0	9	0	16	0	0	16	0	13	0	0	13	4.6	78	66	64	62
Condor Lower Mannville Natural Gas Unit No.	27	0	1	6	79	0	3	0	17	66	0	3	0	14	8.0	321	197	182	164
Craigend	26	0	0	4	29	0	0	0	5	24	0	0	0	4	3.0	79	68	66	64
Enchant	14	12	1	15	32	22	1	0	28	22	20	1	0	25	5.2	480	359	342	320
Glen Ewen	15	29	0	32	20	39	0	0	43	16	31	0	0	34	3.7	610	468	448	422
Handsworth	0	20	0	20	0	39	0	0	39	0	35	0	0	35	5.2	738	494	467	434
Liege	72	0	0	12	143	0	0	0	24	143	0	0	0	24	5.4	517	363	343	318
Medicine River Glauconitic A Unit No. 4	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1.9	2	1	1	1
Medicine River Non-Unit	151	12	7	44	634	39	29	0	173	484	34	22	0	137	10.9	2418	1571	1472	1346
Medicine River Unit No. 4	1	1	0	1	5	2	0	0	3	4	2	0	0	3	10.0	38	24	22	20
Medicine River Viking D Unit No. 2	0	0	0	0	0	0	0	0	0	0	0	0	0	0	7.1	3	2	2	2
Michichi	0	39	0	39	0	110	0	0	110	0	86	0	0	86	7.8	1789	1105	1025	925
Weirhill	4	56	0	57	5	167	0	0	168	5	159	0	0	160	8.1	1657	822	724	602
Westerose	185	0	10	41	827	0	44	0	182	632	0	31	0	137	12.2	2731	1273	1162	1032
Willesden Green Glauconitic A Unit No.1	2	3	0	4	5	8	0	0	9	4	7	0	0	8	6.7	95	73	69	65
Total Total Corporate	499	182	19	284	1779	443	78	0	818	1400	389	57	0	679	7.9	11555	6885	6391	5776
AGCA Adjustment	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0.0	0	0	0	0
ARTC	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0.0	140	104	99	93
Total Corporate Incl. Adjustments	499	182	19	284	1779	443	78	0	818	1400	389	57	0	679	7.9	11694	6989	6490	5869

BOE Factors:								
	OIL	1.00000	RES GAS	6.00000	PROPANE	1.00000	ETHANE	1.00000
	COND	1.00000	SLN GAS	6.00000	BUTANE	1.00000	SULPHUR	0.00000

p:/s1035768/rems/econ/GLJ_2003-01/_Corporate_Total_Corporate_Incl._Adjustments_RC09_crv.htm

Economic Forecast

Company:	Millennium Energy Inc.	Reserve Class:	Proved Plus Probable
Property:	Corporate	Development Class:	Producing
Description:	Total Corporate Incl. Adjustments	Pricing:	GLJ (2003-01)
		Effective Date:	January 01, 2003

PRODUCTION FORECAST

	Gross Wells		Oil Production					Total Gas Production					Condensate Production				
Year	Oil	Gas	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/Bbl	Gross Daily Mcf	Compny Daily Mcf	Compny Yearly Mmcf	Net Yearly Mmcf	Price $/Mcf	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/Bbl
2003	50	35	1033	131	47969	41709	33.52	12970	486	178	144	5.27	146	4	1595	1188	38.68
2004	50	34	848	102	37171	32912	29.14	11369	415	152	123	4.67	128	4	1392	1038	32.21
2005	40	33	667	81	29604	26468	27.23	9986	358	131	106	4.47	114	3	1231	916	30.23
2006	38	33	558	62	22644	20333	27.42	8910	312	114	92	4.63	102	3	1093	811	30.18
2007	35	32	478	51	18790	16938	27.37	7930	262	96	77	4.64	92	3	972	719	30.18
2008	29	29	396	43	15616	14183	27.97	7056	228	83	67	4.63	82	2	852	629	30.60
2009	27	27	344	37	13440	12229	28.46	6280	200	73	59	4.65	74	2	766	563	31.06
2010	24	24	294	32	11606	10598	28.98	5613	177	65	52	4.71	66	2	685	501	31.50
2011	24	22	262	26	9582	8606	29.36	5059	155	57	45	4.78	60	2	612	447	32.00
2012	21	21	229	23	8264	7206	29.87	4657	142	52	41	4.88	55	2	561	409	32.47
2013	20	21	204	20	7285	6426	30.35	4215	125	46	36	4.95	50	1	503	367	32.98
2014	17	19	167	16	5971	5350	30.88	3876	111	41	32	5.05	47	1	465	339	33.46
Sub.	31	28	457	52	227940	202958	29.49	7327	248	1085	876	4.78	85	2	10728	7927	32.39
Rem.	4	7	31	2	28826	26563	33.11	1097	30	411	323	5.98	13	0	4951	3516	39.64
Tot.	**11**	**12**	**133**	**14**	**256766**	**229521**	**29.90**	**2592**	**82**	**1496**	**1199**	**5.11**	**31**	**1**	**15680**	**11444**	**34.68**

	Butane Production					Propane Production					Ethane Production				
Year	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/Bbl	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/Bbl	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/Bbl
2003	199	6	2307	1738	25.28	265	7	2727	2085	22.50	0	0	1	1	18.25
2004	175	6	2017	1514	19.53	233	7	2379	1813	17.62	0	0	1	1	16.25
2005	156	5	1782	1331	18.53	206	6	2099	1593	17.30	0	0	1	1	15.25
2006	140	4	1585	1180	18.53	185	5	1863	1410	17.29	0	0	1	0	15.75
2007	125	4	1410	1047	18.52	165	5	1656	1250	17.34	0	0	1	1	15.75
2008	112	3	1235	915	19.02	148	4	1449	1091	17.61	0	0	0	0	15.75
2009	100	3	1110	819	19.53	132	4	1301	977	18.09	0	0	0	0	15.75
2010	90	3	992	727	20.03	119	3	1162	867	18.36	0	0	0	0	15.75
2011	82	2	885	649	20.52	108	3	1039	775	18.60	0	0	0	0	16.00
2012	75	2	813	595	21.02	99	3	953	710	18.85	0	0	0	0	16.50
2013	68	2	725	531	21.52	90	2	853	636	19.32	0	0	0	0	16.50
2014	64	2	671	491	22.02	84	2	788	587	19.60	0	0	0	0	16.75
Sub.	116	4	15532	11536	20.40	153	4	18269	13792	18.62	0	0	6	5	16.28
Rem.	21	1	7669	5521	28.05	23	1	8181	5932	25.25	0	0	0	0	0.00
Tot.	**43**	**1**	**23201**	**17057**	**22.93**	**54**	**1**	**26450**	**19724**	**20.67**	**0**	**0**	**6**	**5**	**16.28**

	Total NGL Production					Total Oil + NGL Production					Total Oil Equiv. Production				
Year	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/Bbl	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/Bbl	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/BOE
2003	609	18	6630	5011	27.36	1642	150	54599	46720	32.77	3804	231	84193	70786	32.37
2004	537	16	5790	4365	21.79	1385	118	42960	37277	28.15	3279	187	68233	57815	28.11
2005	476	14	5112	3841	20.84	1143	95	34716	30308	26.29	2807	155	56499	47970	26.50
2006	427	12	4542	3402	20.83	985	74	27186	23735	26.32	2470	127	46194	39141	26.91
2007	382	11	4039	3017	20.84	860	63	22829	19955	26.22	2182	106	38784	32857	26.87
2008	342	10	3537	2635	21.23	738	52	19153	16818	26.73	1914	90	33015	28025	27.17
2009	306	9	3178	2360	21.72	650	46	16618	14589	27.17	1697	79	28800	24382	27.49
2010	275	8	2839	2095	22.11	569	40	14445	12693	27.63	1505	69	25212	21310	27.90
2011	249	7	2537	1871	22.51	511	33	12119	10478	27.92	1354	59	21577	18007	28.26
2012	230	6	2327	1714	22.90	459	29	10591	8920	28.34	1235	53	19205	15777	28.77
2013	209	6	2081	1533	23.39	413	26	9365	7959	28.81	1115	46	16968	13985	29.21
2014	194	5	1924	1416	23.79	361	22	7895	6766	29.15	1007	40	14663	12092	29.67
Sub.	353	10	44536	33261	22.56	810	62	272476	236219	28.36	2031	104	453344	382147	28.48
Rem.	57	1	20801	14969	29.70	89	4	49627	41532	31.68	271	9	118166	95436	34.13
Tot.	**128**	**4**	**65337**	**48230**	**24.83**	**262**	**18**	**322103**	**277751**	**28.87**	**694**	**31**	**571510**	**477583**	**29.65**

REVENUE AND EXPENSE FORECAST

Year	Revenue Before Burdens: Working Interest Oil M$	Working Interest Gas M$	Working Interest NGL+Sul M$	Total M$	Royalty Interest M$	Company Total M$	Royalty Burdens Pre-Processing: Crown M$	Royalty Burdens Pre-Processing: Other M$	Gas Processing Allowance: Crown M$	Gas Processing Allowance: Other M$	Total Royalty After Process. M$	Net Revenue After Royalty M$	Operating Expenses: Fixed M$	Operating Expenses: Variable M$	Operating Expenses: Total M$
2003	1588	785	174	2548	177	2725	228	205	7	-5	432	2293	341	179	520
2004	1072	602	122	1796	122	1918	156	136	6	-4	289	1628	346	147	493
2005	798	505	103	1406	91	1497	124	100	5	-3	222	1275	335	120	455
2006	614	459	92	1165	78	1243	109	80	5	-2	186	1057	314	99	412
2007	508	386	82	976	66	1042	93	65	4	-2	156	886	270	80	351
2008	435	337	74	845	52	897	83	52	4	-2	132	765	249	69	318
2009	381	303	68	751	41	792	75	45	4	-1	117	674	201	58	260
2010	335	276	62	672	31	703	68	39	3	-1	105	599	193	51	244
2011	280	249	57	586	24	610	65	35	3	0	97	513	172	45	217
2012	245	233	53	531	22	553	66	32	3	0	96	457	166	40	207
2013	220	210	48	478	18	496	59	28	3	0	84	412	157	37	194
2014	183	196	45	424	11	435	52	23	2	0	72	363	147	32	179
Sub.	6658	4540	980	12178	732	12911	1178	841	48	-18	1989	10921	2892	957	3849
Rem.	941	2415	615	3971	61	4033	609	158	33	7	727	3306	1434	321	1756
Tot.	**7599**	**6955**	**1596**	**16150**	**794**	**16943**	**1787**	**998**	**81**	**-11**	**2716**	**14227**	**4327**	**1279**	**5605**
Disc	4732	3156	682	8570	527	9098	820	605	33	-13	1405	7693	1924	672	2596

Year	Other Expenses: Mineral Tax M$	Other Expenses: Capital Tax M$	Other Expenses: NPI Payment M$	Net Prod'n Revenue M$	Other Income: Other M$	Other Income: ARTC M$	Aband. Costs M$	Oper. Income M$	Net Capital Investment: Dev. M$	Net Capital Investment: Plant M$	Net Capital Investment: Tang. M$	Net Capital Investment: Total M$	Before Tax Cash Flow: Annual M$	Before Tax Cash Flow: Cum. M$	Before Tax Cash Flow: 12% Dcf M$
2003	116	15	0	1642	3	4	0	1649	0	0	0	0	1649	1649	1558
2004	58	8	0	1069	2	2	0	1073	0	0	0	0	1073	2722	2463
2005	35	5	0	779	2	2	0	783	0	0	7	7	776	3498	3048
2006	24	4	0	616	1	1	0	619	0	0	63	63	556	4054	3422
2007	16	3	0	516	0	1	0	517	0	0	0	0	517	4571	3732
2008	10	3	0	434	0	0	0	435	0	0	5	5	430	5001	3963
2009	7	2	0	405	0	0	0	406	0	0	0	0	406	5406	4157
2010	5	2	0	348	0	0	0	348	0	0	0	0	348	5754	4306
2011	5	2	0	289	0	0	0	289	0	0	0	0	289	6044	4416
2012	4	1	0	245	0	0	0	245	0	0	0	0	245	6289	4500
2013	3	1	0	213	0	0	0	213	0	0	0	0	213	6502	4564
2014	3	1	0	180	0	0	0	180	0	0	0	0	180	6683	4613
Sub.	287	48	0	6738	8	12	0	6757	0	0	75	75	6683	6683	4613
Rem.	16	1	0	1534	0	0	0	1534	0	0	0	0	1534	8216	4798
Tot.	**303**	**48**	**0**	**8271**	**8**	**12**	**0**	**8291**	**0**	**0**	**75**	**75**	**8216**	**8216**	**4798**
Disc	230	35	0	4832	7	9	0	4848	0	0	50	50	4798	4798	4798

RESERVE SUMMARY

Product	Units	Remaining Reserves at January 1, 2003 Gross	Working Interest	Roy/NPI Interest	Total Company	Net	Oil Equivalents BOE Factor	Company Mstb	% of Total	Reserve Life Indic. (yr) Reserve Life	Life Index	Half Life
Oil	Mstb	2436	254	3	257	230	1.000	257	45	33.0	5.4	3.6
Solution Gas	Mmcf	3709	165	7	172	123	6.000	29	5	33.0	7.7	5.8
Residue Gas	Mmcf	43599	1164	160	1324	1076	6.000	221	39	50.0	8.5	6.0
Total Gas	Mmcf	47307	1329	168	1496	1199	6.000	249	44	50.0	8.4	5.9
	MMMBtu	48939	1371	0	1541	1235				50.0	8.4	5.9
Condensate	Mstb	558	15	0	16	11	1.000	16	3	50.0	9.8	6.9
Butane	Mstb	792	23	0	23	17	1.000	23	4	50.0	10.1	7.2
Propane	Mstb	988	26	0	26	20	1.000	26	5	50.0	9.7	6.8
Ethane	Mstb	0	0	0	0	0	1.000	0	0	13.0	6.1	3.8
Total NGL	Mstb	2339	64	1	65	48	1.000	65	11	50.0	9.9	6.9
Total Oil+NGL	Mstb	4775	318	4	322	278	1.000	322	56	50.0	5.9	4.1
Total Oil Eq.	Mstb	12659	540	32	572	478		572	100	50.0	6.8	4.8

PRODUCT REVENUE AND EXPENSES

Product	Units	Average First Year Unit Values Base Price	Price Adjust.	Wellhead Price	Net Burdens	Operating Expenses	Other Expenses	Prod'n Revenue	Net Revenue After Royalties Undisc M$	% of Total	12% Disc M$	% of Total
Oil	S/Stb	38.50	-4.98	33.52	4.37	8.68	2.19	18.28	6859	48	4245	55
Solution Gas	S/Mcf	5.40	-0.38	5.02	1.32	0.21	0.06	3.43	625	4	308	4
Residue Gas	S/Mcf	5.40	-0.09	5.31	0.97	0.52	0.13	3.68	5517	39	2605	34
Total Gas	S/Mcf	5.40	-0.13	5.27	1.02	0.48	0.12	3.65	6142	43	2912	38
Condensate	S/Stb	39.27	-0.59	38.68	9.54	3.90	0.33	24.92	409	3	184	2
Butane	S/Stb	27.25	-1.97	25.28	6.18	2.68	0.60	15.82	401	3	169	2
Propane	S/Stb	24.60	-2.10	22.50	5.27	2.26	0.62	14.35	416	3	182	2
Ethane	S/Stb	18.75	-0.50	18.25	4.46	1.08	0.10	12.62	0	0	0	0
Total NGL	S/Stb	29.05	-1.69	27.36	6.61	2.80	0.54	17.41	1226	9	536	7
Total Oil+NGL	S/Stb	37.35	-4.58	32.77	4.65	7.97	1.99	18.17	8085	57	4780	62
Total Oil Eq.	S/BOE	35.61	-3.24	32.37	5.15	6.18	1.55	19.48	14227	100	7693	100

INTEREST AND NET PRESENT VALUE SUMMARY

Revenue Interests and Burdens (%)	Initial	Average
Working Interest	5.8277	4.2949
Capital Interest	0.0000	24.6111
Royalty Interest	0.4056	0.2111
Crown Royalty	8.9676	11.0665
Non-crown Royalty	8.0649	6.1823
Mineral Tax	4.5525	1.8732
NPI Payment	0.0000	0.0000

Disc. Rate %	Net Present Value Before Income Tax Prod'n Revenue M$	Operating Income M$	Capital Invest. M$	Cash Flow M$	Cash Flow $/BOE
0.0	8271	8291	75	8216	14.38
8.0	5517	5534	57	5477	9.58
10.0	5145	5161	53	5108	8.94
12.0	4832	4848	50	4798	8.39
15.0	4445	4460	46	4414	7.72
18.0	4130	4144	42	4102	7.18
20.0	3950	3964	39	3925	6.87

Project.......1035768
Entity.......Total Corporate Incl. Adjustments (Proved Plus Probable Producing)
Run date....Thu Feb 27 2003 09:26:47
Evaluator...Hladyshevsky, Myron J.

Economic Forecast

Company:	**Millennium Energy Inc.**	Reserve Class:	**Proved Plus Probable**
Property:	**Corporate**	Development Class:	**Nonproducing**
Description:	**Total Corporate Incl. Adjustments**	Pricing:	**GLJ (2003-01)**
		Effective Date:	**January 01, 2003**

PRODUCTION FORECAST

	Gross Wells		Oil Production					Total Gas Production					Condensate Production				
Year	Oil	Gas	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/Bbl	Gross Daily Mcf	Compny Daily Mcf	Compny Yearly Mcf	Net Yearly Mcf	Price $/Mcf	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/Bbl
2003	2	1	76	51	18498	13686	35.15	194	12	4443	2311	5.90	2	0	42	20	41.00
2004	3	4	99	63	22896	18549	29.90	1399	136	49607	32189	5.25	15	1	522	332	34.50
2005	4	6	133	54	19732	16222	27.89	2423	185	67682	45568	4.88	27	2	729	474	32.15
2006	3	6	115	47	16979	14111	27.89	1508	115	42026	29152	5.05	17	1	452	296	32.19
2007	3	6	106	41	14942	12573	27.88	1027	78	28324	20337	5.05	11	1	305	201	32.23
2008	3	8	80	36	13229	11283	28.38	1599	66	24120	18136	5.06	17	1	259	177	32.81
2009	3	8	70	31	11497	9948	28.88	1670	54	19787	15243	5.06	18	1	212	149	33.33
2010	3	7	62	27	10013	8801	29.39	1116	39	14381	11144	5.12	12	0	154	108	33.82
2011	3	7	55	24	8737	7786	29.90	821	31	11330	8848	5.17	9	0	121	84	34.31
2012	3	7	48	21	7639	6889	30.41	538	15	5490	4656	5.28	6	0	59	48	34.79
2013	3	4	43	18	6692	6097	30.92	376	11	4013	3429	5.36	4	0	43	36	35.48
2014	3	4	38	16	5873	5420	31.44	303	9	3350	2863	5.41	3	0	36	30	35.98
Sub.	3	5	77	36	156728	131365	29.75	1081	63	274554	193874	5.08	12	1	2933	1955	33.18
Rem.	1	0	11	2	29707	27951	33.57	18	1	8124	6928	5.61	0	0	87	73	37.08
Tot.	**2**	**2**	**27**	**10**	**186434**	**159315**	**30.36**	**273**	**15**	**282679**	**200802**	**5.10**	**3**	**0**	**3020**	**2028**	**33.29**

	Butane Production					Propane Production					Ethane Production				
Year	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/Bbl	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/Bbl	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/Bbl
2003	3	0	64	32	25.25	3	0	74	37	22.75	0	0	0	0	0.00
2004	22	2	799	517	19.50	26	3	922	597	17.75	0	0	0	0	0.00
2005	43	3	1120	741	18.50	49	3	1277	845	17.50	0	0	0	0	0.00
2006	27	2	695	462	18.49	32	2	794	528	17.50	0	0	0	0	0.00
2007	18	1	468	313	18.49	23	1	537	359	17.50	0	0	0	0	0.00
2008	27	1	397	275	18.99	32	1	456	316	17.75	0	0	0	0	0.00
2009	28	1	325	231	19.49	33	1	374	265	18.25	0	0	0	0	0.00
2010	19	1	237	167	19.99	23	1	272	192	18.50	0	0	0	0	0.00
2011	14	1	186	131	20.49	17	1	215	151	18.76	0	0	0	0	0.00
2012	9	0	91	74	20.98	11	0	105	86	19.01	0	0	0	0	0.00
2013	6	0	66	56	21.48	8	0	76	65	19.51	0	0	0	0	0.00
2014	5	0	55	46	21.98	7	0	64	54	19.76	0	0	0	0	0.00
Sub.	18	1	4503	3046	19.18	22	1	5166	3495	17.89	0	0	0	0	0.00
Rem.	0	0	133	113	22.88	0	0	158	134	20.54	0	0	0	0	0.00
Tot.	**5**	**0**	**4636**	**3159**	**19.29**	**6**	**0**	**5324**	**3629**	**17.97**	**0**	**0**	**0**	**0**	**0.00**

	Total NGL Production					Total Oil + NGL Production					Total Oil Equiv. Production				
Year	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/Bbl	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/Bbl	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/BOE
2003	8	0	180	89	27.89	84	51	18678	13775	35.08	117	53	19419	14160	35.09
2004	63	6	2243	1446	22.27	162	69	25138	19995	29.22	395	92	33406	25360	29.78
2005	119	9	3126	2061	21.27	252	63	22858	18283	26.98	655	94	34139	25878	27.75
2006	75	5	1942	1286	21.28	190	52	18921	15397	27.22	441	71	25925	20256	28.05
2007	52	4	1310	873	21.28	158	45	16252	13445	27.35	329	57	20973	16835	28.02
2008	76	3	1111	769	21.70	157	39	14341	12052	27.86	423	50	18361	15074	28.41
2009	79	2	911	645	22.20	150	34	12408	10593	28.39	428	43	15706	13133	28.81
2010	53	2	663	466	22.60	115	29	10676	9268	28.97	301	36	13073	11125	29.29
2011	40	1	523	365	22.99	94	25	9260	8151	29.51	231	31	11148	9626	29.77
2012	26	1	254	209	23.37	75	22	7893	7097	30.18	164	24	8808	7873	30.34
2013	19	1	185	156	23.90	61	19	6877	6254	30.73	124	21	7545	6825	30.86
2014	15	0	154	131	24.30	53	17	6028	5551	31.25	103	18	6586	6028	31.36
Sub.	52	3	12602	8495	21.91	129	39	169330	139860	29.16	309	49	215089	172172	29.45
Rem.	1	0	378	321	25.15	12	2	30084	28271	33.46	15	2	31439	29426	33.47
Tot.	**13**	**1**	**12980**	**8816**	**22.01**	**40**	**11**	**199414**	**168131**	**29.81**	**85**	**14**	**246528**	**201598**	**29.96**

REVENUE AND EXPENSE FORECAST

	Revenue Before Burdens						Royalty Burdens Pre-Processing		Gas Processing Allowance		Total Royalty After Process.	Net Revenue After Royalty	Operating Expenses		
	Working Interest				Royalty Interest	Company Total									
Year	Oil M$	Gas M$	NGL+Sul M$	Total M$	M$	M$	Crown M$	Other M$	Crown M$	Other M$	M$	M$	Fixed M$	Variable M$	Total M$
2003	650	26	5	681	0	681	141	43	0	0	184	498	25	39	64
2004	684	260	50	995	0	995	155	81	3	3	230	765	48	60	108
2005	550	331	67	947	0	947	143	84	4	4	219	729	60	62	122
2006	474	212	41	727	0	727	98	59	2	2	153	574	59	48	108
2007	417	143	28	588	0	588	70	44	1	2	111	476	59	40	99
2008	375	122	24	522	0	522	54	38	1	1	90	432	60	36	96
2009	332	100	20	453	0	453	41	32	1	1	71	381	60	31	91
2010	294	74	15	383	0	383	30	26	0	1	55	328	59	26	85
2011	261	59	12	332	0	332	22	22	0	1	43	289	60	23	82
2012	232	29	6	267	0	267	14	14	0	0	28	240	53	18	71
2013	207	21	4	233	0	233	10	12	0	0	22	211	52	16	67
2014	185	18	4	207	0	207	7	11	0	0	17	190	52	14	66
Sub.	4662	1396	276	6334	0	6334	784	466	13	16	1222	5112	646	414	1060
Rem.	997	46	10	1052	0	1052	20	46	0	1	65	987	449	71	520
Tot.	**5659**	**1441**	**286**	**7386**	**0**	**7386**	**804**	**512**	**13**	**16**	**1287**	**6099**	**1095**	**485**	**1580**
Disc	3127	920	182	4229	0	4229	563	313	9	10	857	3372	414	273	687

	Other Expenses			Net Prod'n Revenue	Other Income		Aband. Costs	Oper. Income	Net Capital Investment				Before Tax Cash Flow		
Year	Mineral Tax M$	Capital Tax M$	NPI Payment M$	M$	Other M$	ARTC M$	M$	M$	Dev. M$	Plant M$	Tang. M$	Total M$	Annual M$	Cum. M$	12% Dcf M$
2003	0	0	0	434	0	32	0	466	836	0	215	1051	-585	-585	-553
2004	6	0	0	650	0	22	0	672	51	1	20	73	600	15	-47
2005	8	0	0	598	0	16	0	614	5	0	0	5	609	624	412
2006	5	0	0	461	0	13	0	474	0	0	0	0	474	1099	731
2007	3	0	0	374	0	11	0	384	0	0	0	0	384	1483	962
2008	3	0	0	333	0	8	0	341	4	0	0	4	337	1820	1143
2009	3	0	0	288	0	6	0	294	0	0	0	0	294	2114	1284
2010	2	0	0	242	0	5	0	246	0	0	0	0	246	2361	1389
2011	1	0	0	205	0	4	0	209	0	0	0	0	209	2569	1469
2012	1	0	0	168	0	3	0	171	0	0	0	0	171	2740	1527
2013	1	0	0	143	0	2	0	145	0	0	0	0	145	2885	1571
2014	0	0	0	123	0	1	0	124	0	0	0	0	124	3009	1605
Sub.	33	0	0	4018	0	124	0	4142	897	1	235	1133	3009	3009	1605
Rem.	1	0	0	466	0	4	0	471	1	0	1	3	468	3478	1693
Tot.	**34**	**0**	**0**	**4485**	**0**	**128**	**0**	**4613**	**898**	**2**	**236**	**1135**	**3478**	**3478**	**1693**
Disc	22	0	0	2663	0	90	0	2753	840	1	220	1061	1693	1693	1693

RESERVE SUMMARY

Product	Units	Remaining Reserves at January 1, 2003 Gross	Working Interest	Roy/NPI Interest	Total Company	Net	Oil Equivalents BOE Factor	Company Mstb	% of Total	Reserve Life Indic. (yr) Reserve Life	Life Index	Half Life
Oil	Mstb	485	186	0	186	159	1.000	186	76	29.0	10.1	5.0
Solution Gas	Mmcf	313	1	0	1	1	6.000	0	0	21.0	8.1	6.7
Residue Gas	Mmcf	4676	282	0	282	200	6.000	47	19	17.0	63.4	3.5
Total Gas	Mmcf	4989	283	0	283	201	6.000	47	19	21.0	62.1	3.5
	MMMBtu	5397	308	0	308	218				21.0	62.1	3.5
Condensate	Mstb	54	3	0	3	2	1.000	3	1	21.0	72.0	3.5
Butane	Mstb	85	5	0	5	3	1.000	5	2	21.0	72.2	3.5
Propane	Mstb	103	5	0	5	4	1.000	5	2	21.0	71.9	3.5
Total NGL	Mstb	243	13	0	13	9	1.000	13	5	21.0	72.0	3.5
Total Oil+NGL	Mstb	727	199	0	199	168	1.000	199	81	29.0	10.7	4.9
Total Oil Eq.	Mstb	1559	247	0	247	202		247	100	29.0	12.7	4.5

PRODUCT REVENUE AND EXPENSES

Product	Units	Average First Year Unit Values Base Price	Price Adjust.	Wellhead Price	Net Burdens	Operating Expenses	Other Expenses	Prod'n Revenue	Net Revenue After Royalties Undisc M$	% of Total	12% Disc M$	% of Total
Oil	S/Stb	38.50	-3.35	35.15	9.17	3.27	0.00	22.71	4849	80	2592	77
Solution Gas	S/Mcf	0.00	0.00	0.00	0.00	0.00	0.00	0.00	4	0	2	0
Residue Gas	S/Mcf	5.40	0.50	5.90	2.82	0.58	0.00	2.51	1045	17	653	19
Total Gas	S/Mcf	5.40	0.50	5.90	2.82	0.58	0.00	2.51	1049	17	654	19
Condensate	$/Stb	39.50	1.50	41.00	20.14	4.02	0.00	16.84	71	1	45	1
Butane	$/Stb	27.25	-2.00	25.25	12.52	2.48	0.00	10.26	63	1	39	1
Propane	$/Stb	24.75	-2.00	22.75	11.27	2.23	0.00	9.25	67	1	42	1
Total NGL	$/Stb	29.08	-1.18	27.89	13.78	2.73	0.00	11.38	201	3	126	4
Total Oil+NGL	$/Stb	38.41	-3.33	35.08	9.21	3.26	0.00	22.61	5051	83	2717	81
Total Oil Eq.	$/BOE	38.18	-3.09	35.09	9.51	3.27	0.00	22.32	6099	100	3372	100

INTEREST AND NET PRESENT VALUE SUMMARY

Revenue Interests and Burdens (%)	Initial	Average
Working Interest	46.0890	16.3721
Capital Interest	82.4311	30.0193
Royalty Interest	0.0000	0.0000
Crown Royalty	20.7372	10.8827
Non-crown Royalty	6.3477	6.9310
Mineral Tax	0.0000	0.4667
NPI Payment	0.0000	0.0000

Net Present Value Before Income Tax

Disc. Rate %	Prod'n Revenue MS	Operating Income MS	Capital Invest. MS	Cash Flow MS	Cash Flow S/BOE
0.0	4485	4613	1135	3478	14.11
8.0	3086	3186	1084	2102	8.53
10.0	2859	2954	1072	1882	7.63
12.0	2663	2753	1061	1693	6.87
15.0	2415	2500	1045	1455	5.90
18.0	2210	2289	1029	1260	5.11
20.0	2092	2168	1020	1149	4.66

Project.......1035768
Entity.......Total Corporate Incl. Adjustments (Proved Plus Probable Nonproducing)
Evaluator...Hladyshevsky, Myron J.

Economic Forecast

Company:	**Millennium Energy Inc.**	Reserve Class:	**Proved Plus Probable**
Property:	**Corporate**	Development Class:	**Total**
Description:	**Total Corporate Incl. Adjustments**	Pricing:	**GLJ (2003-01)**
		Effective Date:	**January 01, 2003**

PRODUCTION FORECAST

	Gross Wells		Oil Production					Total Gas Production					Condensate Production				
Year	Oil	Gas	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/Bbl	Gross Daily Mcf	Compny Daily Mcf	Compny Yearly Mmcf	Net Yearly Mmcf	Price $/Mcf	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/Bbl
2003	52	36	1110	182	66467	55394	33.97	13163	499	182	147	5.29	147	4	1637	1208	38.74
2004	53	38	947	165	60066	51461	29.43	12768	551	201	155	4.81	143	5	1915	1370	32.83
2005	44	39	799	135	49336	42690	27.50	12408	544	198	152	4.61	141	5	1960	1390	30.94
2006	41	39	673	109	39623	34444	27.63	10418	428	156	122	4.74	119	4	1546	1107	30.77
2007	38	38	584	92	33732	29511	27.60	8957	340	124	98	4.73	103	3	1277	920	30.67
2008	32	37	476	79	28845	25467	28.16	8655	294	107	85	4.73	99	3	1110	806	31.11
2009	30	35	415	68	24937	22177	28.65	7950	254	93	74	4.74	92	3	978	712	31.55
2010	27	31	356	59	21619	19399	29.17	6729	216	79	63	4.78	78	2	839	608	31.93
2011	27	29	317	50	18319	16392	29.62	5880	187	68	54	4.85	69	2	734	531	32.38
2012	24	28	277	44	15903	14094	30.13	5195	157	57	46	4.92	61	2	620	458	32.69
2013	23	25	246	38	13977	12523	30.63	4590	136	50	40	4.98	54	1	546	403	33.18
2014	20	23	205	32	11844	10770	31.16	4179	120	44	35	5.07	50	1	501	369	33.64
Sub.	34	33	534	88	384667	334323	29.59	8408	310	1360	1069	4.84	96	3	13662	9882	32.56
Rem.	5	7	42	4	58533	54514	33.34	1115	30	419	330	5.98	14	0	5038	3590	39.59
Tot.	**12**	**13**	**160**	**24**	**443200**	**388837**	**30.09**	**2866**	**97**	**1779**	**1400**	**5.11**	**34**	**1**	**18699**	**13472**	**34.45**

	Butane Production					Propane Production					Ethane Production				
Year	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/Bbl	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/Bbl	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/Bbl
2003	201	6	2371	1770	25.28	268	8	2801	2122	22.51	0	0	1	1	18.25
2004	198	8	2816	2031	19.52	259	9	3301	2410	17.66	0	0	1	1	16.25
2005	198	8	2902	2073	18.52	256	9	3376	2438	17.37	0	0	1	1	15.25
2006	166	6	2280	1642	18.52	216	7	2658	1938	17.36	0	0	1	0	15.75
2007	144	5	1879	1360	18.52	188	6	2193	1609	17.38	0	0	1	1	15.75
2008	139	4	1632	1190	19.02	180	5	1905	1408	17.64	0	0	0	0	15.75
2009	128	4	1435	1050	19.52	165	5	1675	1242	18.12	0	0	0	0	15.75
2010	109	3	1228	894	20.02	141	4	1434	1059	18.39	0	0	0	0	15.75
2011	96	3	1072	779	20.52	124	3	1254	926	18.63	0	0	0	0	16.00
2012	85	2	903	669	21.02	111	3	1057	796	18.87	0	0	0	0	16.50
2013	75	2	790	586	21.52	98	3	929	700	19.34	0	0	0	0	16.50
2014	69	2	726	537	22.02	90	2	852	641	19.61	0	0	0	0	16.75
Sub.	134	5	20035	14582	20.13	175	5	23435	17287	18.46	0	0	6	5	16.28
Rem.	21	1	7802	5634	27.96	23	1	8339	6066	25.16	0	0	0	0	0.00
Tot.	**48**	**2**	**27837**	**20216**	**22.32**	**60**	**2**	**31774**	**23353**	**20.22**	**0**	**0**	**6**	**5**	**16.28**

	Total NGL Production					Total Oil + NGL Production					Total Oil Equiv. Production				
Year	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/Bbl	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/Bbl	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/BOE
2003	617	19	6810	5100	27.37	1727	201	73277	60495	33.36	3921	284	103612	84946	32.88
2004	600	22	8032	5811	21.93	1546	187	68099	57272	28.54	3674	278	101639	83174	28.66
2005	595	23	8239	5901	21.00	1394	158	57574	48591	26.57	3462	248	90638	73848	26.97
2006	502	18	6484	4688	20.96	1175	126	46107	39132	26.69	2911	198	72120	59397	27.32
2007	435	15	5349	3889	20.95	1018	107	39081	33400	26.69	2511	164	59757	49692	27.28
2008	418	13	4649	3404	21.34	894	92	33494	28870	27.21	2337	141	51376	43099	27.62
2009	385	11	4089	3005	21.83	800	80	29026	25182	27.69	2125	122	44506	37515	27.95
2010	328	10	3502	2562	22.20	685	69	25121	21961	28.20	1806	105	38284	32435	28.37
2011	289	8	3060	2237	22.59	606	59	21379	18629	28.61	1585	90	32725	27633	28.77
2012	256	7	2581	1923	22.94	534	51	18484	16017	29.13	1399	77	28014	23650	29.27
2013	228	6	2265	1690	23.43	474	44	16242	14213	29.62	1239	67	24513	20810	29.72
2014	209	6	2078	1547	23.83	414	38	13922	12317	30.06	1111	58	21249	18120	30.19
Sub.	405	13	57138	41756	22.41	939	101	441806	376079	28.67	2340	153	668433	554320	28.79
Rem.	58	2	21178	15289	29.62	100	6	79711	69803	32.35	286	11	149605	124861	33.99
Tot.	**141**	**4**	**78317**	**57045**	**24.36**	**301**	**29**	**521517**	**445882**	**29.23**	**779**	**45**	**818038**	**679181**	**29.74**

REVENUE AND EXPENSE FORECAST

Year	Revenue Before Burdens: Working Interest Oil M$	Working Interest Gas M$	Working Interest NGL+Sul M$	Working Interest Total M$	Royalty Interest M$	Company Total M$	Royalty Burdens Pre-Processing: Crown M$	Royalty Burdens Pre-Processing: Other M$	Gas Processing Allowance: Crown M$	Gas Processing Allowance: Other M$	Total Royalty After Process. M$	Net Revenue After Royalty M$	Operating Expenses: Fixed M$	Operating Expenses: Variable M$	Operating Expenses: Total M$
2003	2239	811	179	3229	177	3407	370	249	7	-4	616	2791	366	218	584
2004	1756	862	172	2790	122	2913	311	217	9	-1	519	2393	394	208	602
2005	1348	836	170	2354	91	2445	267	184	9	1	441	2004	395	183	578
2006	1088	671	133	1892	78	1970	207	139	7	0	339	1631	373	147	520
2007	925	529	110	1564	66	1630	163	110	5	0	268	1362	329	120	450
2008	810	459	98	1367	52	1419	137	90	5	0	222	1197	310	104	414
2009	713	403	88	1203	41	1244	116	77	4	0	189	1056	261	89	351
2010	629	349	77	1055	31	1086	98	65	4	0	159	927	252	77	329
2011	541	308	69	918	24	942	87	57	3	0	140	801	232	67	299
2012	478	262	59	798	22	820	80	46	3	0	123	697	219	59	278
2013	427	232	53	711	18	728	68	40	3	0	106	623	209	53	261
2014	368	214	49	630	11	642	59	33	2	1	89	552	199	46	245
Sub.	11320	5936	1257	18512	732	19245	1962	1307	61	-3	3211	16034	3538	1371	4910
Rem.	1938	2461	625	5024	61	5085	629	204	33	8	792	4293	1883	392	2276
Tot.	**13258**	**8396**	**1881**	**23536**	**794**	**24330**	**2591**	**1510**	**94**	**5**	**4003**	**20327**	**5421**	**1764**	**7185**
Disc	7859	4076	864	12799	527	13326	1382	918	42	-3	2262	11065	2339	945	3283

Year	Other Expenses: Mineral Tax M$	Other Expenses: Capital Tax M$	Other Expenses: NPI Payment M$	Net Prod'n Revenue M$	Other Income: Other M$	Other Income: ARTC M$	Aband. Costs M$	Oper. Income M$	Net Capital Investment: Dev. M$	Net Capital Investment: Plant M$	Net Capital Investment: Tang. M$	Net Capital Investment: Total M$	Before Tax Cash Flow: Annual M$	Before Tax Cash Flow: Cum. M$	Before Tax Cash Flow: 12% Dcf M$
2003	116	15	0	2076	3	36	0	2115	836	0	215	1051	1064	1064	1005
2004	65	8	0	1719	2	25	0	1746	51	1	20	73	1673	2737	2417
2005	43	5	0	1377	2	18	0	1397	5	0	7	12	1385	4122	3460
2006	29	4	0	1078	1	14	0	1093	0	0	63	63	1031	5153	4153
2007	19	3	0	890	0	11	0	901	0	0	0	0	901	6054	4694
2008	13	3	0	767	0	9	0	776	4	0	5	8	767	6821	5106
2009	10	2	0	693	0	7	0	700	0	0	0	0	700	7520	5441
2010	7	2	0	589	0	5	0	594	0	0	0	0	594	8115	5695
2011	6	2	0	494	0	4	0	498	0	0	0	0	498	8613	5885
2012	5	1	0	413	0	3	0	416	0	0	0	0	416	9029	6027
2013	4	1	0	356	0	2	0	358	0	0	0	0	358	9387	6136
2014	3	1	0	303	0	1	0	305	0	0	0	0	305	9692	6218
Sub.	320	48	0	10756	8	135	0	10899	897	1	309	1207	9692	9692	6218
Rem.	17	1	0	2000	0	4	0	2005	1	0	1	3	2002	11694	6490
Tot.	**337**	**48**	**0**	**12756**	**8**	**140**	**0**	**12904**	**898**	**2**	**310**	**1210**	**11694**	**11694**	**6490**
Disc	251	35	0	7495	7	99	0	7601	840	1	270	1111	6490	6490	6490

RESERVE SUMMARY

Product	Units	Remaining Reserves at January 1, 2003 Gross	Working Interest	Roy/NPI Interest	Total Company	Net	Oil Equivalents BOE Factor	Company Mstb	% of Total	Reserve Life Indic. (yr) Reserve Life	Life Index	Half Life
Oil	Mstb	2921	440	3	443	389	1.000	443	54	33.0	6.7	4.2
Solution Gas	Mmcf	4022	166	7	173	124	6.000	29	4	33.0	7.7	5.8
Residue Gas	Mmcf	48275	1446	160	1606	1276	6.000	268	33	50.0	10.1	5.2
Total Gas	Mmcf	52297	1611	168	1779	1400	6.000	297	36	50.0	9.8	5.3
	MMMBtu	54336	1678	0	1848	1453				50.0	9.8	5.3
Condensate	Mstb	613	18	0	19	13	1.000	19	2	50.0	11.4	5.9
Butane	Mstb	878	27	0	28	20	1.000	28	3	50.0	11.7	6.0
Propane	Mstb	1091	31	0	32	23	1.000	32	4	50.0	11.3	5.8
Ethane	Mstb	0	0	0	0	0	1.000	0	0	13.0	6.1	3.8
Total NGL	Mstb	2581	77	1	78	57	1.000	78	10	50.0	11.5	5.9
Total Oil+NGL	Mstb	5502	518	4	522	446	1.000	522	64	50.0	7.1	4.4
Total Oil Eq.	Mstb	14218	786	32	818	679		818	100	50.0	7.9	4.7

PRODUCT REVENUE AND EXPENSES

Product	Units	Average First Year Unit Values Base Price	Price Adjust.	Wellhead Price	Net Burdens	Operating Expenses	Other Expenses	Prod'n Revenue	Net Revenue After Royalties Undisc M$	% of Total	12% Disc M$	% of Total
Oil	$/Stb	38.50	-4.53	33.97	5.71	7.18	1.59	19.50	11708	58	6836	62
Solution Gas	$/Mcf	5.40	-0.38	5.02	1.32	0.21	0.05	3.44	629	3	310	3
Residue Gas	$/Mcf	5.40	-0.08	5.32	1.02	0.52	0.13	3.65	6561	32	3257	29
Total Gas	$/Mcf	5.40	-0.11	5.29	1.06	0.48	0.12	3.63	7191	35	3567	32
Condensate	$/Stb	39.28	-0.53	38.74	9.82	3.90	0.28	24.74	481	2	229	2
Butane	$/Stb	27.25	-1.97	25.28	6.35	2.67	0.56	15.70	463	2	208	2
Propane	$/Stb	24.61	-2.10	22.51	5.43	2.26	0.58	14.24	484	2	224	2
Ethane	$/Stb	18.75	-0.50	18.25	4.46	1.08	0.08	12.63	0	0	0	0
Total NGL	$/Stb	29.05	-1.68	27.37	6.80	2.80	0.50	17.27	1428	7	661	6
Total Oil+NGL	$/Stb	37.62	-4.26	33.36	5.81	6.77	1.49	19.29	13136	65	7498	68
Total Oil Eq.	$/BOE	36.09	-3.21	32.88	5.97	5.64	1.26	20.01	20327	100	11065	100

INTEREST AND NET PRESENT VALUE SUMMARY

Revenue Interests and Burdens (%)	Initial	Average
Working Interest	7.1448	5.5887
Capital Interest	82.4311	29.6169
Royalty Interest	0.3923	0.1885
Crown Royalty	11.4514	11.0088
Non-crown Royalty	7.7025	6.4172
Mineral Tax	3.5917	1.4318
NPI Payment	0.0000	0.0000

Disc. Rate %	Net Present Value Before Income Tax Prod'n Revenue M$	Operating Income M$	Capital Invest. M$	Cash Flow M$	Cash Flow $/BOE
0.0	12756	12904	1210	11694	14.30
8.0	8603	8719	1141	7579	9.26
10.0	8004	8115	1125	6989	8.54
12.0	7495	7601	1111	6490	7.93
15.0	6860	6959	1090	5869	7.17
18.0	6340	6434	1071	5362	6.56
20.0	6042	6132	1059	5073	6.20

Project.......1035768
Entity.......Total Corporate Incl. Adjustments (Total Proved Plus Probable)
Run date....Thu Feb 27 2003 09:26:51
Evaluator...Hladyshevsky, Myron J.

ESTABLISHED RESERVES FORECASTS

TABLE OF CONTENTS

Summary of Reserves and Values

Company: **Millennium Energy Inc.**
Property: **Corporate**
Description: **Total Corporate Incl. Adjustments**

Pricing: **GLJ (2003-01)**
Effective Date: **January 01, 2003**

	Established Producing	Total Established
MARKETABLE RESERVES		
Oil - MSTB		
Company Interest	226	365
Net After Royalty	202	318
Gas - MMCF		
Company Interest	1367	1508
Net After Royalty	1094	1194
Natural Gas Liquids - MSTB		
Company Interest	60	67
Net After Royalty	44	49
Oil Equivalent - MBOE		
Company Interest	514	683
Net After Royalty	429	566
BEFORE TAX PRESENT VALUE - $M		
0.0%	7366	9880
8.0%	5067	6640
10.0%	4749	6172
12.0%	4480	5774
15.0%	4144	5275
18.0%	3869	4867
20.0%	3711	4633
FIRST 6 YEARS BEFORE TAX CASH FLOW - $M		
2003	1628	1420
2004	1036	1437
2005	729	1116
2006	507	816
2007	469	724
2008	377	601

Oil Equivalent Factors:

Oil	1.0	bbl/boe
Sales Gas	6.0	mcf/boe
Condensate	1.0	bbl/boe
Butane	1.0	bbl/boe
Propane	1.0	bbl/boe
Ethane	1.0	bbl/boe

Company Production, Reserves and Present Value Summary

Company: **Millennium Energy Inc.**
Property: **Corporate**

Reserve Class: **Established**
Development Class: **Producing**
Pricing: **GLJ (2003-01)**
Effective Date: **January 01, 2003**

Entity Description	2003 Company Interest Prod'n				Company Interest Reserves					Net After Royalty Reserves					Reserve Life Index	Before Income Tax Discounted Present Value M$			
	Gas mcf/d	Oil bbl/d	NGL bbl/d	BOE bbl/d	Gas Mmcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	BOE Mbbl	Gas Mmcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	BOE Mbbl	Yrs	0%	10%	12%	15%
Total Corporate																			
Chauvin	0	9	0	9	0	15	0	0	15	0	12	0	0	12	4.3	68	60	58	56
Condor Lower Mannville Natural Gas Unit No.	27	0	1	6	69	0	3	0	15	58	0	2	0	12	7.1	279	181	169	153
Craigend	26	0	0	4	26	0	0	0	4	21	0	0	0	3	2.7	70	62	60	58
Enchant	14	12	1	15	28	19	1	0	25	20	18	1	0	22	4.7	434	334	320	301
Glen Ewen	15	29	0	31	18	35	0	0	38	14	28	0	0	31	3.4	550	434	417	395
Handsworth	0	20	0	20	0	36	0	0	36	0	32	0	0	32	4.8	677	475	452	422
Liege	71	0	0	12	126	0	0	0	21	126	0	0	0	21	4.9	458	334	317	296
Medicine River Glauconitic A Unit No. 4	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1.9	1	1	1	1
Medicine River Non-Unit	138	12	6	41	333	35	15	0	105	268	31	12	0	88	7.1	1479	982	926	854
Medicine River Unit No. 4	1	1	0	1	3	2	0	0	2	3	1	0	0	2	7.0	28	20	18	17
Medicine River Viking D Unit No. 2	0	0	0	0	0	0	0	0	0	0	0	0	0	0	6.3	2	2	2	2
Michichi	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0.0	0	0	0	0
Weirhill	4	43	0	44	5	78	0	0	78	5	73	0	0	74	4.9	753	594	573	544
Westerose	184	0	10	41	754	0	40	0	166	575	0	28	0	124	11.2	2473	1197	1097	978
Willesden Green Glauconitic A Unit No.1	2	3	0	4	5	7	0	0	8	3	6	0	0	7	5.8	81	64	61	58
Total Total Corporate	483	130	18	228	1367	226	60	0	514	1094	202	44	0	429	6.2	7355	4740	4471	4136
ARTC	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0.0	11	9	9	8
Total Corporate Incl. Adjustments	483	130	18	228	1367	226	60	0	514	1094	202	44	0	429	6.2	7366	4749	4480	4144

BOE Factors:	OIL	1.00000	RES GAS	6.00000	PROPANE	1.00000	ETHANE	1.00000
	COND	1.00000	SLN GAS	6.00000	BUTANE	1.00000	SULPHUR	0.00000

p:/s1035768/rems/econ/GLJ_2003-01/_Corporate_Total_Corporate_Incl._Adjustments_RC22_crv.htm

Company Production, Reserves and Present Value Summary

Company: **Millennium Energy Inc.**
Property: **Corporate**

Reserve Class: **Established**
Development Class: **Total**
Pricing: **GLJ (2003-01)**
Effective Date: **January 01, 2003**

Entity Description	2003 Company Interest Prod'n				Company Interest Reserves					Net After Royalty Reserves					Reserve Life Index	Before Income Tax Discounted Present Value MS			
	Gas mcf/d	Oil bbl/d	NGL bbl/d	BOE bbl/d	Gas Mmcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	BOE Mbbl	Gas Mmcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	BOE Mbbl	Yrs	0%	10%	12%	15%
Total Corporate																			
Chauvin	0	9	0	9	0	15	0	0	15	0	12	0	0	12	4.3	68	60	58	56
Condor Lower Mannville Natural Gas Unit No.	27	0	1	6	69	0	3	0	15	58	0	2	0	12	7.1	279	181	169	153
Craigend	26	0	0	4	26	0	0	0	4	21	0	0	0	3	2.7	70	62	60	58
Enchant	14	12	1	15	28	19	1	0	25	20	18	1	0	22	4.7	434	334	320	301
Glen Ewen	15	29	0	31	18	35	0	0	38	14	28	0	0	31	3.4	550	434	417	395
Handsworth	0	20	0	20	0	36	0	0	36	0	32	0	0	32	4.8	677	475	452	422
Liege	71	0	0	12	126	0	0	0	21	126	0	0	0	21	4.9	458	334	317	296
Medicine River Glauconitic A Unit No. 4	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1.9	1	1	1	1
Medicine River Non-Unit	144	12	7	42	467	35	21	0	134	363	31	16	0	108	8.7	1875	1248	1174	1079
Medicine River Unit No. 4	1	1	0	1	4	2	0	0	3	3	2	0	0	2	8.0	31	21	20	18
Medicine River Viking D Unit No. 2	0	0	0	0	0	0	0	0	0	0	0	0	0	0	6.3	2	2	2	2
Michichi	0	35	0	35	0	101	0	0	101	0	79	0	0	79	8.0	1624	1000	927	836
Weirhill	4	49	0	50	5	115	0	0	116	5	109	0	0	110	6.3	1117	656	601	531
Westerose	184	0	10	41	761	0	41	0	167	581	0	29	0	126	11.3	2490	1209	1108	988
Willesden Green Glauconitic A Unit No.1	2	3	0	4	5	7	0	0	8	3	6	0	0	7	5.8	81	64	61	58
Total Total Corporate	489	171	18	270	1508	365	67	0	683	1194	318	49	0	566	6.9	9759	6081	5687	5194
AGCA Adjustment	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0.0	0	0	0	0
ARTC	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0.0	121	91	87	81
Total Corporate Incl. Adjustments	489	171	18	270	1508	365	67	0	683	1194	318	49	0	566	6.9	9880	6172	5774	5275

BOE Factors:	OIL	1.00000	RES GAS	6.00000	PROPANE	1.00000	ETHANE	1.00000
	COND	1.00000	SLN GAS	6.00000	BUTANE	1.00000	SULPHUR	0.00000

p:/s1035768/rems/econ/GLJ_2003-01/_Corporate_Total_Corporate_Incl._Adjustments_RC10_crv.htm

Economic Forecast

Company: **Millennium Energy Inc.**
Property: **Corporate**
Description: **Total Corporate Incl. Adjustments**

Reserve Class: **Established**
Development Class: **Producing**
Pricing: **GLJ (2003-01)**
Effective Date: **January 01, 2003**

PRODUCTION FORECAST

	Gross Wells		Oil Production					Total Gas Production					Condensate Production				
Year	Oil	Gas	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/Bbl	Gross Daily Mcf	Compny Daily Mcf	Compny Yearly Mmcf	Net Yearly Mmcf	Price $/Mcf	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/Bbl
2003	50	35	1022	130	47365	41194	33.51	12888	483	176	143	5.27	145	4	1585	1181	38.68
2004	50	34	824	99	35964	31858	29.11	11195	407	149	121	4.67	127	4	1372	1022	32.20
2005	39	33	630	76	27578	24635	27.19	9750	347	127	103	4.48	112	3	1203	894	30.22
2006	37	33	526	58	21178	19039	27.38	8573	292	107	86	4.63	99	3	1052	779	30.16
2007	32	31	432	46	16940	15313	27.39	7557	247	90	73	4.64	88	3	924	683	30.15
2008	28	28	359	37	13634	12358	27.89	6623	212	77	62	4.64	77	2	805	592	30.57
2009	25	25	306	31	11421	10364	28.36	5865	184	67	54	4.67	69	2	716	525	31.04
2010	23	23	260	27	9707	8843	28.86	5243	162	59	47	4.73	62	2	638	466	31.50
2011	22	21	227	22	7969	7212	29.24	4677	140	51	40	4.81	56	2	566	413	31.99
2012	19	20	194	18	6546	5851	29.77	4270	125	46	36	4.91	51	1	508	371	32.46
2013	16	20	155	13	4628	4105	29.93	3845	111	40	32	4.98	46	1	456	333	32.95
2014	14	18	129	10	3761	3382	30.44	3423	98	36	28	5.05	41	1	412	299	33.42
Sub.	29	27	422	47	206690	184154	29.48	6993	234	1025	825	4.79	81	2	10237	7558	32.41
Rem.	3	6	22	1	19465	17916	32.66	920	25	342	268	5.98	11	0	4159	2934	39.58
Tot.	**9**	**11**	**118**	**12**	**226155**	**202070**	**29.75**	**2378**	**75**	**1367**	**1094**	**5.09**	**28**	**1**	**14396**	**10492**	**34.48**

	Butane Production					Propane Production					Ethane Production				
Year	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/Bbl	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/Bbl	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/Bbl
2003	198	6	2294	1727	25.28	263	7	2709	2071	22.50	0	0	1	1	18.25
2004	173	5	1989	1491	19.53	230	6	2343	1784	17.62	0	0	1	1	16.25
2005	153	5	1743	1301	18.53	202	6	2049	1554	17.30	0	0	1	1	15.25
2006	135	4	1526	1135	18.53	178	5	1791	1354	17.29	0	0	1	0	15.75
2007	120	4	1342	995	18.52	158	4	1572	1185	17.34	0	0	1	1	15.75
2008	106	3	1169	863	19.02	139	4	1367	1027	17.61	0	0	0	0	15.75
2009	95	3	1038	765	19.53	124	3	1214	909	18.09	0	0	0	0	15.75
2010	85	3	927	680	20.02	111	3	1082	807	18.36	0	0	0	0	15.75
2011	77	2	821	601	20.52	100	3	959	715	18.61	0	0	0	0	16.00
2012	70	2	739	541	21.01	91	2	862	642	18.84	0	0	0	0	16.50
2013	63	2	662	484	21.51	82	2	773	576	19.32	0	0	0	0	16.50
2014	58	2	607	444	22.01	73	2	693	514	19.62	0	0	0	0	16.75
Sub.	111	3	14855	11027	20.41	146	4	17415	13136	18.63	0	0	6	5	16.28
Rem.	18	0	6514	4670	28.01	19	0	6828	4920	25.30	0	0	0	0	0.00
Tot.	**40**	**1**	**21369**	**15697**	**22.73**	**50**	**1**	**24244**	**18056**	**20.51**	**0**	**0**	**6**	**5**	**16.29**

	Total NGL Production					Total Oil + NGL Production					Total Oil Equiv. Production				
Year	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/Bbl	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/Bbl	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/BOE
2003	606	18	6589	4979	27.36	1628	148	53954	46173	32.76	3776	228	83319	70048	32.36
2004	529	16	5704	4298	21.79	1353	114	41668	36155	28.11	3219	182	66444	56278	28.08
2005	466	14	4996	3750	20.84	1096	89	32575	28385	26.21	2721	147	53698	45498	26.47
2006	412	12	4369	3269	20.82	938	70	25547	22308	26.26	2367	119	43335	36701	26.88
2007	366	11	3838	2863	20.84	798	57	20778	18176	26.18	2057	98	35779	30281	26.88
2008	322	9	3342	2483	21.23	681	47	16975	14841	26.58	1785	82	29870	25216	27.13
2009	287	8	2969	2199	21.71	593	39	14389	12563	26.99	1571	70	25611	21538	27.43
2010	258	7	2648	1953	22.11	518	34	12354	10796	27.42	1392	61	22223	18658	27.83
2011	232	6	2346	1730	22.51	459	28	10315	8942	27.71	1239	52	18813	15659	28.23
2012	213	6	2109	1553	22.88	407	24	8654	7404	28.09	1119	45	16246	13411	28.74
2013	192	5	1892	1393	23.37	347	18	6520	5498	28.03	988	36	13256	10813	28.96
2014	173	5	1712	1257	23.78	302	15	5473	4639	28.36	872	31	11414	9304	29.36
Sub.	338	10	42513	31725	22.57	760	57	249204	215879	28.30	1926	96	420007	353404	28.47
Rem.	48	1	17500	12524	29.70	70	3	36965	30440	31.26	224	7	94012	75178	34.06
Tot.	**118**	**3**	**60014**	**44249**	**24.65**	**236**	**16**	**286169**	**246319**	**28.68**	**632**	**28**	**514019**	**428582**	**29.49**

REVENUE AND EXPENSE FORECAST

Year	Revenue Before Burdens: Working Interest Oil M$	Working Interest Gas M$	Working Interest NGL+Sul M$	Working Interest Total M$	Royalty Interest M$	Company Total M$	Royalty Burdens Pre-Processing: Crown M$	Royalty Burdens Pre-Processing: Other M$	Gas Processing Allowance: Crown M$	Gas Processing Allowance: Other M$	Total Royalty After Process. M$	Net Revenue After Royalty M$	Operating Expenses: Fixed M$	Operating Expenses: Variable M$	Operating Expenses: Total M$
2003	1568	780	173	2521	175	2696	226	203	7	-4	427	2269	341	178	519
2004	1036	592	120	1749	117	1866	152	132	6	-3	282	1584	345	144	489
2005	742	492	101	1336	86	1421	121	95	5	-2	213	1208	322	115	437
2006	573	431	89	1093	72	1165	104	74	5	-2	175	990	304	93	397
2007	460	367	78	905	57	962	88	58	4	-2	144	817	258	74	333
2008	378	319	70	767	43	810	78	47	4	-1	123	688	234	62	296
2009	322	284	64	670	33	702	70	41	3	-1	108	595	183	52	235
2010	279	257	58	593	25	619	63	35	3	0	95	523	177	45	222
2011	231	230	53	514	17	531	58	30	3	0	85	446	161	40	201
2012	193	210	48	451	16	467	54	26	3	0	78	389	149	35	183
2013	137	190	44	371	13	384	48	22	2	0	68	316	111	30	140
2014	113	172	40	326	9	335	43	18	2	0	59	277	102	26	128
Sub.	6033	4324	938	11295	663	11958	1106	781	46	-15	1857	10102	2688	893	3581
Rem.	626	2018	518	3162	40	3202	520	112	28	5	598	2604	1124	257	1380
Tot.	**6659**	**6342**	**1456**	**14457**	**703**	**15160**	**1625**	**894**	**74**	**-10**	**2455**	**12705**	**3812**	**1150**	**4961**
Disc	4375	3009	653	8037	486	8523	778	568	31	-11	1326	7197	1801	633	2433

Year	Other Expenses: Mineral Tax M$	Other Expenses: Capital Tax M$	Other Expenses: NPI Payment M$	Net Prod'n Revenue M$	Other Income: Other M$	Other Income: ARTC M$	Aband. Costs M$	Oper. Income M$	Net Capital Investment: Dev. M$	Net Capital Investment: Plant M$	Net Capital Investment: Tang. M$	Net Capital Investment: Total M$	Before Tax Cash Flow: Annual M$	Before Tax Cash Flow: Cum. M$	Before Tax Cash Flow: 12% Dcf M$
2003	114	14	0	1621	3	4	0	1628	0	0	0	0	1628	1628	1538
2004	55	8	0	1032	2	2	0	1036	0	0	0	0	1036	2664	2412
2005	32	5	0	733	2	2	0	737	0	0	7	7	729	3394	2962
2006	21	4	0	568	1	1	0	570	0	0	63	63	507	3901	3303
2007	13	3	0	468	0	1	0	469	0	0	0	0	469	4369	3584
2008	9	2	0	381	0	0	0	382	0	0	5	5	377	4746	3786
2009	6	2	0	351	0	0	0	352	0	0	0	0	352	5098	3955
2010	5	2	0	295	0	0	0	295	0	0	0	0	295	5393	4081
2011	4	1	0	240	0	0	0	240	0	0	0	0	240	5633	4173
2012	3	1	0	201	0	0	0	201	0	0	0	0	201	5834	4241
2013	3	1	0	172	0	0	0	172	0	0	0	0	172	6007	4294
2014	2	0	0	146	0	0	0	146	0	0	0	0	146	6153	4333
Sub.	268	43	0	6210	7	11	0	6228	0	0	75	75	6153	6153	4333
Rem.	11	0	0	1212	0	0	0	1212	0	0	0	0	1212	7366	4480
Tot.	**278**	**43**	**0**	**7422**	**7**	**11**	**0**	**7440**	**0**	**0**	**75**	**75**	**7366**	**7366**	**4480**
Disc	216	32	0	4515	6	9	0	4530	0	0	50	50	4480	4480	4480

RESERVE SUMMARY

Product	Units	Remaining Reserves at January 1, 2003 Gross	Working Interest	Roy/NPI Interest	Total Company	Net	Oil Equivalents BOE Factor	Company Mstb	% of Total	Reserve Life Indic. (yr) Reserve Life	Life Index	Half Life
Oil	Mstb	2156	224	2	226	202	1.000	226	44	33.0	4.8	3.1
Solution Gas	Mmcf	3271	148	6	154	110	6.000	26	5	33.0	6.9	5.1
Residue Gas	Mmcf	40122	1071	142	1213	983	6.000	202	39	50.0	7.9	5.5
Total Gas	Mmcf	43393	1219	148	1367	1094	6.000	228	44	50.0	7.8	5.5
	MMMBtu	44847	1257	0	1407	1126				50.0	7.8	5.5
Condensate	Mstb	513	14	0	14	10	1.000	14	3	50.0	9.1	6.4
Butane	Mstb	732	21	0	21	16	1.000	21	4	50.0	9.3	6.6
Propane	Mstb	904	24	0	24	18	1.000	24	5	50.0	8.9	6.2
Ethane	Mstb	0	0	0	0	0	1.000	0	0	13.0	5.4	3.3
Total NGL	Mstb	2149	59	1	60	44	1.000	60	12	50.0	9.1	6.4
Total Oil+NGL	Mstb	4305	283	3	286	246	1.000	286	56	50.0	5.3	3.6
Total Oil Eq.	Mstb	11537	486	28	514	429		514	100	50.0	6.2	4.3

PRODUCT REVENUE AND EXPENSES

Product	Units	Average First Year Unit Values Base Price	Price Adjust.	Wellhead Price	Net Burdens	Operating Expenses	Other Expenses	Prod'n Revenue	Net Revenue After Royalties Undisc M$	% of Total	12% Disc M$	% of Total
Oil	$/Stb	·38.50	-4.99	33.51	4.37	8.77	2.17	18.20	6009	47	3924	55
Solution Gas	$/Mcf	5.40	-0.38	5.02	1.32	0.21	0.06	3.43	556	4	291	4
Residue Gas	$/Mcf	5.40	-0.09	5.31	0.97	0.52	0.13	3.68	5024	40	2471	34
Total Gas	$/Mcf	5.40	-0.13	5.27	1.02	0.48	0.12	3.65	5580	44	2762	38
Condensate	$/Stb	39.27	-0.59	38.68	9.55	3.91	0.33	24.89	373	3	176	2
Butane	$/Stb	27.25	-1.97	25.28	6.18	2.69	0.59	15.81	365	3	162	2
Propane	$/Stb	24.60	-2.10	22.50	5.27	2.27	0.62	14.34	378	3	174	2
Ethane	$/Stb	18.75	-0.50	18.25	4.46	1.08	0.10	12.62	0	0	0	0
Total NGL	$/Stb	29.05	-1.69	27.36	6.62	2.81	0.54	17.39	1117	9	511	7
Total Oil+NGL	$/Stb	37.35	-4.59	32.76	4.64	8.04	1.97	18.10	7125	56	4435	62
Total Oil Eq.	$/BOE	35.60	-3.24	32.36	5.15	6.23	1.54	19.43	12705	100	7197	100

INTEREST AND NET PRESENT VALUE SUMMARY

Revenue Interests and Burdens (%)	Initial	Average
Working Interest	5.8110	4.2459
Capital Interest	0.0000	24.6111
Royalty Interest	0.4028	0.2064
Crown Royalty	8.9803	11.2431
Non-crown Royalty	8.0526	6.1813
Mineral Tax	4.5193	1.9242
NPI Payment	0.0000	0.0000

Disc. Rate %	Net Present Value Before Income Tax Prod'n Revenue M$	Operating Income M$	Capital Invest. M$	Cash Flow M$	Cash Flow $/BOE
0.0	7422	7440	75	7366	14.33
8.0	5108	5124	57	5067	9.86
10.0	4787	4802	53	4749	9.24
12.0	4515	4530	50	4480	8.72
15.0	4176	4190	46	4144	8.06
18.0	3897	3911	42	3869	7.53
20.0	3737	3750	39	3711	7.22

Project.......1035768
Entity.......Total Corporate Incl. Adjustments (Established Producing)
Evaluator...Hladyshevsky, Myron J.

Economic Forecast

Company:	**Millennium Energy Inc.**	Reserve Class:	**Established**
Property:	**Corporate**	Development Class:	**Total**
Description:	**Total Corporate Incl. Adjustments**	Pricing:	**GLJ (2003-01)**
		Effective Date:	**January 01, 2003**

PRODUCTION FORECAST

	Gross Wells		Oil Production					Total Gas Production					Condensate Production				
Year	Oil	Gas	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/Bbl	Gross Daily Mcf	Compny Daily Mcf	Compny Yearly Mmcf	Net Yearly Mmcf	Price $/Mcf	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/Bbl
2003	52	36	1086	171	62268	51923	33.91	12985	489	178	144	5.28	146	4	1606	1191	38.71
2004	52	36	898	145	52812	45010	29.29	11895	475	173	137	4.76	134	4	1633	1188	32.57
2005	41	36	718	115	42143	36227	27.36	10961	440	161	125	4.56	125	4	1567	1131	30.67
2006	39	36	602	92	33756	29207	27.49	9327	350	128	101	4.70	107	4	1278	927	30.52
2007	34	33	501	77	27968	24389	27.50	8071	285	104	83	4.70	94	3	1077	783	30.44
2008	30	31	413	64	23344	20485	28.01	7423	245	89	71	4.70	86	3	934	681	30.88
2009	27	29	354	55	20030	17693	28.49	6699	212	77	61	4.72	78	2	822	599	31.34
2010	25	26	302	47	17213	15337	29.00	5801	182	66	53	4.77	68	2	715	520	31.75
2011	24	24	264	40	14513	12954	29.44	5088	155	57	45	4.85	60	2	627	455	32.22
2012	21	23	226	34	12259	10924	29.97	4539	132	48	38	4.93	54	1	538	395	32.58
2013	18	22	184	26	9621	8597	30.33	4033	116	42	34	4.99	48	1	478	351	33.06
2014	16	20	154	22	8131	7358	30.85	3575	102	37	29	5.06	43	1	429	314	33.52
Sub.	31	29	475	74	324060	280104	29.53	7533	265	1162	922	4.82	87	3	11704	8535	32.50
Rem.	4	6	28	3	41178	38065	33.02	930	25	346	272	5.97	11	0	4202	2971	39.55
Tot.	**10**	**11**	**136**	**20**	**365237**	**318169**	**29.92**	**2514**	**83**	**1508**	**1194**	**5.09**	**30**	**1**	**15906**	**11506**	**34.36**

	Butane Production					Propane Production					Ethane Production				
Year	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/Bbl	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/Bbl	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/Bbl
2003	199	6	2326	1743	25.28	265	8	2747	2089	22.50	0	0	1	1	18.25
2004	184	7	2388	1750	19.52	242	8	2804	2082	17.64	0	0	1	1	16.25
2005	174	6	2303	1672	18.52	226	7	2688	1977	17.35	0	0	1	1	15.25
2006	149	5	1873	1366	18.52	194	6	2188	1618	17.33	0	0	1	0	15.75
2007	129	4	1576	1152	18.52	169	5	1840	1364	17.36	0	0	1	1	15.75
2008	119	4	1367	1001	19.02	155	4	1595	1185	17.63	0	0	0	0	15.75
2009	108	3	1201	880	19.52	140	4	1401	1042	18.11	0	0	0	0	15.75
2010	94	3	1045	763	20.02	122	3	1218	903	18.38	0	0	0	0	15.75
2011	84	3	914	667	20.52	108	3	1067	790	18.62	0	0	0	0	16.00
2012	75	2	784	578	21.01	97	3	914	685	18.85	0	0	0	0	16.50
2013	67	2	695	512	21.51	86	2	811	608	19.33	0	0	0	0	16.50
2014	61	2	634	467	22.01	77	2	725	541	19.63	0	0	0	0	16.75
Sub.	120	4	17107	12550	20.25	157	5	19999	14884	18.54	0	0	6	5	16.28
Rem.	18	0	6580	4727	27.95	19	0	6907	4987	25.24	0	0	0	0	0.00
Tot.	**42**	**1**	**23687**	**17277**	**22.39**	**52**	**1**	**26906**	**19870**	**20.26**	**0**	**0**	**6**	**5**	**16.29**

	Total NGL Production					Total Oil + NGL Production					Total Oil Equiv. Production				
Year	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/Bbl	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/Bbl	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/BOE
2003	610	18	6679	5024	27.37	1695	189	68948	56947	33.28	3860	270	98683	81014	32.79
2004	561	19	6825	5021	21.87	1459	163	59637	50030	28.44	3441	243	88546	72835	28.47
2005	525	18	6559	4780	20.94	1244	133	48702	41007	26.49	3070	207	75466	61917	26.81
2006	450	15	5340	3912	20.90	1052	107	39096	33118	26.59	2606	165	60386	49941	27.16
2007	392	12	4493	3300	20.90	893	89	32462	27689	26.59	2238	137	49823	41488	27.14
2008	361	11	3897	2867	21.29	774	75	27241	23352	27.05	2011	115	42146	35238	27.46
2009	327	9	3424	2521	21.78	680	64	23455	20214	27.51	1797	100	36325	30459	27.79
2010	285	8	2979	2186	22.16	586	55	20193	17524	27.99	1553	86	31260	26314	28.21
2011	252	7	2608	1912	22.55	516	47	17121	14867	28.39	1364	73	26563	22321	28.64
2012	226	6	2236	1657	22.91	452	40	14494	12581	28.88	1209	62	22543	18977	29.14
2013	201	5	1984	1471	23.40	385	32	11605	10068	29.14	1057	51	18676	15669	29.46
2014	181	5	1789	1322	23.81	334	27	9921	8680	29.58	930	44	16141	13583	29.89
Sub.	364	11	48815	35973	22.49	839	85	372874	316077	28.61	2095	129	566557	469758	28.72
Rem.	49	1	17689	12685	29.65	77	4	58867	50749	32.00	232	8	116591	96065	33.91
Tot.	**124**	**4**	**66504**	**48657**	**24.39**	**260**	**24**	**431741**	**366826**	**29.07**	**679**	**37**	**683148**	**565822**	**29.60**

REVENUE AND EXPENSE FORECAST

Year	Revenue Before Burdens: Working Interest Oil M$	Working Interest Gas M$	Working Interest NGL+Sul M$	Total M$	Royalty Interest M$	Company Total M$	Royalty Burdens Pre-Processing: Crown M$	Other M$	Gas Processing Allowance: Crown M$	Other M$	Total Royalty After Process. M$	Net Revenue After Royalty M$	Operating Expenses: Fixed M$	Variable M$	Total M$
2003	2092	793	176	3061	175	3236	345	239	7	-4	582	2654	361	210	571
2004	1536	722	145	2404	117	2521	263	184	7	-2	441	2080	377	187	564
2005	1145	658	134	1937	86	2023	216	146	7	-1	356	1667	360	157	518
2006	922	537	109	1568	72	1640	171	112	6	-1	278	1362	342	127	469
2007	765	438	92	1296	57	1352	137	88	5	-1	221	1131	296	103	399
2008	652	380	82	1114	43	1157	116	72	4	0	184	973	273	87	360
2009	569	334	74	977	33	1009	99	62	4	0	158	852	222	74	297
2010	498	293	66	857	25	882	85	53	3	0	134	748	216	65	280
2011	426	259	59	743	17	761	74	45	3	0	116	644	200	57	257
2012	366	225	51	641	16	657	65	37	3	0	100	557	185	49	233
2013	290	201	46	537	13	550	56	31	2	0	85	466	146	42	188
2014	250	181	42	473	9	483	49	26	2	0	72	410	138	37	175
Sub.	9511	5022	1076	15608	663	16271	1676	1095	52	-7	2727	13545	3117	1193	4311
Rem.	1350	2041	522	3913	40	3953	537	150	28	6	653	3300	1444	312	1756
Tot.	**10860**	**7063**	**1598**	**19522**	**703**	**20224**	**2213**	**1246**	**81**	**-2**	**3380**	**16845**	**4562**	**1505**	**6067**
Disc	6715	3470	743	10928	486	11415	1191	780	36	-6	1941	9473	2079	831	2910

Year	Other Expenses: Mineral Tax M$	Capital Tax M$	NPI Payment M$	Net Prod'n Revenue M$	Other Income: Other M$	ARTC M$	Aband. Costs M$	Oper. Income M$	Net Capital Investment: Dev. M$	Plant M$	Tang. M$	Total M$	Before Tax Cash Flow: Annual M$	Cum. M$	12% Dcf M$
2003	114	14	0	1955	3	32	0	1990	433	0	137	570	1420	1420	1341
2004	58	8	0	1450	2	22	0	1474	26	1	10	36	1437	2857	2554
2005	36	5	0	1108	2	16	0	1126	3	0	7	10	1116	3973	3395
2006	23	4	0	866	1	12	0	879	0	0	63	63	816	4789	3943
2007	15	3	0	714	0	9	0	724	0	0	0	0	724	5512	4378
2008	10	2	0	600	0	7	0	608	2	0	5	7	601	6113	4700
2009	8	2	0	546	0	6	0	551	0	0	0	0	551	6664	4964
2010	6	2	0	460	0	4	0	464	0	0	0	0	464	7129	5162
2011	5	1	0	382	0	3	0	385	0	0	0	0	385	7514	5309
2012	4	1	0	319	0	3	0	322	0	0	0	0	322	7835	5419
2013	3	1	0	274	0	2	0	275	0	0	0	0	275	8111	5503
2014	2	0	0	233	0	1	0	234	0	0	0	0	234	8345	5566
Sub.	284	43	0	8907	7	117	0	9031	463	1	222	686	8345	8345	5566
Rem.	11	0	0	1532	0	4	0	1537	1	0	0	1	1535	9880	5774
Tot.	**295**	**43**	**0**	**10439**	**7**	**121**	**0**	**10567**	**464**	**1**	**223**	**687**	**9880**	**9880**	**5774**
Disc	227	32	0	6304	6	87	0	6397	434	1	188	623	5774	5774	5774

RESERVE SUMMARY

Product	Units	Remaining Reserves at January 1, 2003 Gross	Working Interest	Roy/NPI Interest	Total Company	Net	Oil Equivalents BOE Factor	Company Mstb	% of Total	Reserve Life Indic. (yr) Reserve Life	Life Index	Half Life
Oil	Mstb	2473	363	2	365	318	1.000	365	53	33.0	5.9	3.8
Solution Gas	Mmcf	3428	148	6	155	111	6.000	26	4	33.0	7.0	5.1
Residue Gas	Mmcf	42460	1212	142	1354	1083	6.000	226	33	50.0	8.7	5.1
Total Gas	Mmcf	45887	1360	148	1508	1194	6.000	251	37	50.0	8.5	5.1
	MMMBtu	47546	1411	0	1561	1235				50.0	8.5	5.1
Condensate	Mstb	540	16	0	16	12	1.000	16	2	50.0	9.9	5.8
Butane	Mstb	775	23	0	24	17	1.000	24	3	50.0	10.2	6.0
Propane	Mstb	955	26	0	27	20	1.000	27	4	50.0	9.8	5.7
Ethane	Mstb	0	0	0	0	0	1.000	0	0	13.0	5.4	3.3
Total NGL	Mstb	2270	66	1	67	49	1.000	67	10	50.0	10.0	5.9
Total Oil+NGL	Mstb	4743	428	3	432	367	1.000	432	63	50.0	6.3	4.0
Total Oil Eq.	Mstb	12391	655	28	683	566		683	100	50.0	6.9	4.4

PRODUCT REVENUE AND EXPENSES

Product	Units	Average First Year Unit Values Base Price	Price Adjust.	Wellhead Price	Net Burdens	Operating Expenses	Other Expenses	Prod'n Revenue	Net Revenue After Royalties Undisc M$	% of Total	12% Disc M$	% of Total
Oil	$/Stb	38.50	-4.59	33.91	5.68	7.48	1.67	19.08	9523	57	5810	61
Solution Gas	$/Mcf	5.40	-0.38	5.02	1.32	0.21	0.05	3.44	558	3	292	3
Residue Gas	$/Mcf	5.40	-0.08	5.32	1.00	0.52	0.13	3.67	5546	33	2797	30
Total Gas	$/Mcf	5.40	-0.12	5.28	1.04	0.48	0.12	3.64	6104	36	3089	33
Condensate	$/Stb	39.27	-0.56	38.71	9.69	3.91	0.29	24.82	409	2	198	2
Butane	$/Stb	27.25	-1.97	25.28	6.27	2.69	0.57	15.76	397	2	181	2
Propane	$/Stb	24.60	-2.10	22.50	5.35	2.27	0.59	14.29	412	2	195	2
Ethane	$/Stb	18.75	-0.50	18.25	4.46	1.08	0.08	12.63	0	0	0	0
Total NGL	$/Stb	29.05	-1.68	27.37	6.72	2.81	0.51	17.33	1218	7	574	6
Total Oil+NGL	$/Stb	37.58	-4.31	33.28	5.78	7.03	1.55	18.91	10740	64	6384	67
Total Oil Eq.	$/BOE	36.02	-3.23	32.79	5.92	5.78	1.30	19.79	16845	100	9473	100

INTEREST AND NET PRESENT VALUE SUMMARY

Revenue Interests and Burdens (%)

	Initial	Average
Working Interest	6.8856	5.3442
Capital Interest	80.0699	30.2858
Royalty Interest	0.3931	0.1924
Crown Royalty	11.2713	11.3358
Non-crown Royalty	7.8073	6.3812
Mineral Tax	3.7220	1.5133
NPI Payment	0.0000	0.0000

Net Present Value Before Income Tax

Disc. Rate %	Prod'n Revenue M$	Operating Income M$	Capital Invest. M$	Cash Flow M$	Cash Flow $/BOE
0.0	10439	10567	687	9880	14.46
8.0	7181	7283	642	6640	9.72
10.0	6707	6804	632	6172	9.03
12.0	6304	6397	623	5774	8.45
15.0	5799	5886	610	5275	7.72
18.0	5383	5465	598	4867	7.12
20.0	5144	5223	590	4633	6.78

Project.......1035768
Entity.......Total Corporate Incl. Adjustments (Total Established)
Evaluator...Hladyshevsky, Myron J.

RESERVES DEFINITIONS

PROVED / PROBABLE / ESTABLISHED / POSSIBLE

Reserves are evaluated by Gilbert Laustsen Jung Associates Ltd. (GLJ) in accordance with the following definitions, which meet guidelines set out by Canadian Securities regulatory authorities (National Policy 2-B):

Proved Reserves: Those reserves estimated as recoverable under current technology and existing economic conditions in the case of constant price and cost analyses and anticipated economic conditions in the case of escalated price and cost analyses, from that portion of a reservoir which can be reasonably evaluated as economically productive on the basis of analysis of drilling, geological, geophysical and engineering data, including the reserves to be obtained by enhanced recovery processes demonstrated to be economic and technically successful in the subject reservoir.

Probable Reserves: Those reserves which analysis of drilling, geological, geophysical and engineering data does not demonstrate to be proved, but where such analysis suggests the likelihood of their existence and future recovery under current technology and existing or anticipated economic conditions. Probable additional reserves to be obtained by the application of enhanced recovery processes will be the increased recovery over and above that estimated in the proved category which can be realistically estimated for the pool on the basis of enhanced recovery processes which can be reasonably expected to be instituted in the future.

Established Reserves: Proved reserves plus 50 percent probable reserves.

Possible Reserves: Those reserves which cannot be classified as either proved or probable at the present time because of relatively high uncertainty but which could reasonably be expected to be recovered with additional successful drilling and/or optimum production performance.

DEVELOPMENT AND PRODUCTION STATUS

GLJ has divided the proved and probable reserves into producing and nonproducing categories and has further subdivided proved nonproducing reserves into developed nonproducing and undeveloped subcategories, in accordance with the following criteria:

Producing Reserves: Those reserves that are actually on production or, if not producing, that could be recovered from existing wells and facilities and where the reasons for the current nonproducing status is the choice of the owner rather than the lack of markets or some other reasons. An illustration of such a situation is a well or zone which is capable but is shut-in because its deliverability is not required to meet contract commitments. If reserves are currently shut-in, the date of resumption of production must be known with reasonable certainty.

Nonproducing Reserves: Those reserves that are not currently producing either due to lack of facilities and/or markets.

The nonproducing category may be subdivided into developed and undeveloped (GLJ presents these subcategories only for proved reserves):

> **Developed Nonproducing Reserves:** Nonproducing reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (e.g. when compared to the cost of drilling a well) to put the reserves on production.

> **Undeveloped Reserves:** Those reserves expected to be recovered from known accumulations where a significant expenditure (e.g. when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.

In multi-well pools it may be appropriate to allocate total pool reserves between the producing and nonproducing categories, or to subdivide the reserves for the pool between developed and undeveloped. This allocation should be based on the estimator's assessment as to the reserves that will be recovered from specific wells, facilities and completion intervals in the pool and their respective development and production status.

EVALUATED RESERVES CATEGORIES

Production/revenue projections are prepared on an unrisked basis for each of the following main reserves categories:

> Proved Producing
> Proved Developed Nonproducing
> Proved Undeveloped
> Total Proved
> Proved Plus Probable Producing
> Total Proved Plus Probable

where "Total Proved" and "Total Proved Plus Probable" represent the sum of the producing, developed nonproducing and undeveloped reserves. Other reserves categories are presented within this summary report for analysis convenience and are determined by difference. GLJ evaluates the possible reserves component only when specifically requested to do so.

When evaluating reserves, GLJ evaluators generally first identify the producing situation and assign proved and proved plus probable reserves in recognition of the existing level of development and the existing depletion strategy. Incremental nonproducing (developed nonproducing or undeveloped) reserves are subsequently assigned recognizing future development opportunities and enhancements to the depletion mechanism. It should be recognized that future developments may result in accelerated recovery of producing reserves.

EVALUATION PROCEDURE

TABLE OF CONTENTS

EVALUATION PROCEDURE

The following outlines the methodology employed by GLJ in conducting the evaluation of the Millennium Energy Inc. oil and gas properties.

INTEREST DESCRIPTIONS

Millennium provided GLJ with current land interest information. These descriptions were accepted as represented with no further investigation by this firm.

WELL DATA

Pertinent interest and offset well data such as drill stem tests, workovers, pressure surveys, production tests, etc., were provided by Millennium or were obtained from other operators, public records or GLJ nonconfidential files.

ACCOUNTING SUMMARY

Millennium provided GLJ with available accounting data on a property basis and for the corporate total for the period January 1, 2002, to September 30, 2002. In some circumstances this information was also provided on a cost centre basis to address major reserves entities that are a subset of an Millennium property.

PRODUCTION FORECASTS

In establishing all production forecasts, consideration was given to existing gas contracts and the possibility of contract revisions, to the operator's plans for development drilling and to reserves and well capability. Generally, development drilling in an area was not considered unless there was some indication from the operator that drilling could be expected or unless there was a significant contract deficiency.

The on-stream date for currently shut-in reserves was estimated with consideration given to the following:

- proximity to existing facilities
- plans of the operator
- economics

OTHER INCOME

The following streams are included as "Other Income" in Millennium's corporate total economic forecasts:

- Processing Income – Millennium receives revenue from processing partner and third party oil, gas and water volumes in certain properties.

ECONOMIC PARAMETERS

Pertinent economic parameters are listed as follows:

a) The effective date is January 1, 2003.

b) Operating and capital costs were estimated in 2003 dollars and then escalated as summarized in the Product Price and Market Forecasts section of this report.

c) Economic forecasts were prepared for each property on a before income tax basis. Detailed discounting of future cash flow was performed using a mid-year discount factor of 12.0 percent with all values discounted annually to January 1, 2003, on a calendar year basis.

d) Alberta gas cost allowance (AGCA) and Jumping Pound allowances on remaining undepreciated capital bases were included in the economic evaluation. Property evaluations were prepared using a 20 percent corporate effective rate for all properties. At the consolidation level, the corporate effective rate was calculated to reflect the results of our evaluation. The "AGCA Adjustment" reflects this impact of the calculated corporate effective rate. Mineral taxes on freehold interests were also included.

e) Royalty credits under the Alberta Royalty Tax Credit (ARTC) plan have not been included in this analysis at the property level but have been included in corporate totals.

   Based on the ARTC program announced by the Alberta government in January 1990 and modified effective January 1995, ARTC rebates are limited to 25 percent of Alberta Crown royalties to a maximum of $500,000 per year under the GLJ January 1, 2003 Pricing scenario.

   For purposes of this evaluation, the program is assumed to be maintained indefinitely.

f) Field level overhead charges have not been included.

g) Millennium office G&A costs have not been included.

h) Well/facility abandonment and lease reclamation costs have not been included in this evaluation.

i) The Saskatchewan Resource Surcharge was included in this evaluation.

CONSTANT PRICE ANALYSIS

Individual property analyses were rerun using zero inflation and with a price forecast that reflects pricing at December 31, 2002. The results are presented in the Constant Price Analysis section of this report.

LIST OF ABBREVIATIONS

AOF	absolute open flow
ARTC	Alberta Royalty Tax Credit
BBLS	barrels
BCF	billion cubic feet of gas at standard conditions
BOE	barrel of oil equivalent, in this evaluation determined using 6 MCF/BOE for gas, 1 BBL/BOE for all liquids, and 0 BOE for sulphur
BOPD	barrels of oil per day
BTU	British thermal units
BWPD	barrels of water per day
DSU	drilling spacing unit
GCA	gas cost allowance
GOC	gas-oil contact
GOR	gas-oil ratio
GORR	gross overriding royalty
GWC	gas-water contact
MBBL	thousand barrels
MBOE	thousand BOE
MCF	thousand cubic feet of gas at standard conditions
MLT	thousand long tons
M$	thousand Canadian dollars
MM$	million Canadian dollars
MMBBL	million barrels
MMBOE	million BOE
MMBTU	million British thermal units
MMCF	million cubic feet of gas at standard conditions
MRL	maximum rate limitation
MSTB	thousand stock tank barrels
MMSTB	million stock tank barrels
NGL	natural gas liquids (ethane, propane, butane and condensate)
NPI	net profits interest
OGIP	original gas-in-place
OOIP	original oil-in-place
ORRI	overriding royalty interest
OWC	oil-water contact
P&NG	petroleum and natural gas
psia	pounds per square inch absolute

psig	pounds per square inch gauge
PVT	pressure-volume-temperature
RLI	reserves life index, calculated by dividing reserves by the forecast of first year production.
SCF	standard cubic feet
STB	stock tank barrel
WI	working interest
WTI	West Texas Intermediate

PRODUCT PRICE AND MARKET FORECASTS
January 1, 2003

Gilbert Laustsen Jung Associates Ltd. has prepared its January 1, 2003, price and market forecasts as summarized in the attached Tables 1 and 2 after a comprehensive review of information. Information sources include numerous government agencies, industry publications, Canadian oil refiners and natural gas marketers. The accuracy of all factual data from all sources has been accepted as represented without detailed investigation by Gilbert Laustsen Jung Associates Ltd. The forecasts presented herein are based on an informed interpretation of currently available data. While these forecasts are considered reasonable at this time, users of these forecasts should understand the inherent high uncertainty in forecasting any commodity or market. These forecasts will be revised periodically as market, economic and political conditions change. These future revisions may be significant.

Table 1
Gilbert Laustsen Jung Associates Ltd.
Crude Oil and Natural Gas Liquids
Price Forecast
Effective January 1, 2003

			West Texas Intermediate Crude Oil at Cushing Oklahoma		Brent Blend Crude Oil FOB North Sea		Light, Sweet Crude Oil (40 API, 0.3%S) at Edmonton		Bow River Crude Oil Stream Quality at Hardisty		Heavy Crude Oil Proxy (12 API) at Hardisty		Medium Crude Oil (29 API, 2.0%S) at Cromer		Alberta Natural Gas Liquids (Then Current Dollars)			
Year	Inflation %	Exchange Rate $US/$Cdn	Constant 2003 $ $US/bbl	Then Current $US/bbl	Constant 2003 $ $US/bbl	Then Current $US/bbl	Constant 2003 $ $Cdn/bbl	Then Current $Cdn/bbl	Constant 2003 $ $Cdn/bbl	Then Current $Cdn/bbl	Constant 2003 $ $Cdn/bbl	Then Current $Cdn/bbl	Constant 2003 $ $Cdn/bbl	Then Current $Cdn/bbl	Spec Ethane $Cdn/bbl	Edmonton Propane $Cdn/bbl	Edmonton Butane $Cdn/bbl	Edmonton Pentanes Plus $Cdn/bbl
1993	1.8	0.775	21.79	18.46	20.11	17.03	25.90	21.94	19.75	16.73	15.65	13.26	20.77	17.59	n/a	14.10	13.64	21.17
1994	0.2	0.730	19.92	17.18	18.35	15.82	25.77	22.22	21.42	18.47	17.42	15.02	22.38	19.30	n/a	12.53	13.45	21.69
1995	2.2	0.729	21.29	18.39	19.72	17.04	28.05	24.23	24.08	20.80	20.00	17.28	25.11	21.69	n/a	13.90	13.79	24.11
1996	1.6	0.733	24.91	21.99	23.14	20.43	33.30	29.39	28.47	25.13	22.73	20.06	29.57	26.10	n/a	22.31	17.15	30.06
1997	1.6	0.722	22.98	20.61	21.39	19.18	31.05	27.85	23.61	21.17	16.07	14.41	26.45	23.72	n/a	18.62	18.73	30.91
1998	0.9	0.672	15.83	14.42	14.08	12.83	22.34	20.36	16.07	14.64	10.37	9.45	18.60	16.95	n/a	11.15	12.44	21.83
1999	1.7	0.675	20.98	19.29	19.37	17.81	30.12	27.69	25.93	23.84	21.39	19.67	27.65	25.42	n/a	15.89	18.70	27.71
2000	2.7	0.674	32.32	30.22	30.32	28.35	47.66	44.56	37.70	35.25	29.24	27.34	42.68	39.91	n/a	32.18	35.60	46.31
2001	2.6	0.645	27.04	25.97	25.38	24.37	41.03	39.40	28.85	27.70	17.64	16.94	32.87	31.56	n/a	31.85	31.17	42.48
2002 (e)	1.5	0.638	26.14	25.75	24.61	24.25	40.35	39.75	31.97	31.50	26.64	26.25	35.53	35.00	n/a	21.00	26.25	40.00
2003 Q1	1.5	0.650	26.75	26.75	25.25	25.25	40.25	40.25	29.25	29.25	22.75	22.75	34.25	34.25	19.50	27.25	30.25	41.25
2003 Q2	1.5	0.650	26.00	26.00	24.50	24.50	39.00	39.00	31.00	31.00	25.25	25.25	34.00	34.00	18.00	24.00	27.00	40.00
2003 Q3	1.5	0.650	25.00	25.00	23.50	23.50	37.75	37.75	29.75	29.75	24.00	24.00	32.75	32.75	18.00	22.75	25.75	38.75
2003 Q4	1.5	0.650	24.50	24.50	23.00	23.00	36.75	36.75	27.75	27.75	21.75	21.75	30.75	30.75	19.25	24.75	25.75	37.75
2003 Full Year	1.5	0.650	25.50	25.50	24.00	24.00	38.50	38.50	29.50	29.50	23.50	23.50	33.00	33.00	18.75	24.75	27.25	39.50
2004	1.5	0.660	21.75	22.00	20.25	20.50	32.00	32.50	25.00	25.50	20.00	20.25	28.50	29.00	16.75	19.75	21.50	33.00
2005	1.5	0.670	20.50	21.00	19.00	19.50	29.50	30.50	23.75	24.50	19.00	19.50	26.25	27.00	15.75	19.50	20.50	31.00
2006	1.5	0.670	20.00	21.00	18.75	19.50	29.25	30.50	24.00	25.00	19.25	20.25	26.25	27.50	16.25	19.50	20.50	31.00
2007	1.5	0.680	20.00	21.25	18.50	19.75	28.75	30.50	23.50	25.00	19.00	20.25	26.00	27.50	16.25	19.50	20.50	31.00
2008	1.5	0.680	20.00	21.75	18.75	20.25	28.75	31.00	23.75	25.50	19.25	20.75	26.00	28.00	16.25	19.75	21.00	31.50
2009	1.5	0.680	20.00	22.00	18.75	20.50	28.75	31.50	23.75	26.00	19.50	21.25	26.00	28.50	16.25	20.25	21.50	32.00
2010	1.5	0.680	20.00	22.25	18.75	20.75	28.75	32.00	24.00	26.50	19.50	21.75	26.25	29.00	16.25	20.50	22.00	32.50
2011	1.5	0.680	20.00	22.50	18.75	21.00	28.75	32.50	24.00	27.00	19.75	22.25	26.25	29.50	16.50	20.75	22.50	33.00
2012	1.5	0.680	20.00	23.00	18.75	21.50	28.75	33.00	24.00	27.50	20.00	22.75	26.25	30.00	17.00	21.00	23.00	33.50
2013	1.5	0.680	20.00	23.25	18.75	21.75	28.75	33.50	24.25	28.00	20.00	23.25	26.25	30.50	17.00	21.50	23.50	34.00
2014+	1.5	0.680	20.00	+1.5%/yr	18.75	+1.5%/yr	28.75	+1.5%/yr	24.25	+1.5%/yr	20.00	+1.5%/yr	26.25	+1.5%/yr		Escalate at 1.5 % per year		

Revised December 11, 2002

Table 2

Gilbert Laustsen Jung Associates Ltd.

Natural Gas and Sulphur

Price Forecast

Effective January 1, 2003

	US Gulf Coast Gas		Midwest		Alberta Plant Gate					Saskatchewan Plant Gate			British Columbia			Alberta
	Price @ Henry Hub		Price @ Chicago	AECO-C Spot	Spot											
Year	Constant 2003 $ $US/mmbtu	Then Current $US/mmbtu	Then Current $US/mmbtu	Then Current $Cdn/mmbtu	Constant 2003 $ $/mmbtu	Then Current $/mmbtu	ARP $/mmbtu	Aggregator $/mmbtu	Alliance $/mmbtu	SaskEnergy $/mmbtu	Spot $/mmbtu	Sumas Spot $US/mmbtu	CanWest Plant Gate $/mmbtu	Spot Plant Gate $/mmbtu	Sulphur FOB Vancouver $US/LT	Sulphur at Plant Gate $Cdn/LT
1993	2.49	2.11	2.31	2.26	2.55	2.16	1.71	n/a	n/a	1.48	2.07	1.89	1.73	2.10	30.22	-9.68
1994	2.25	1.94	2.11	1.98	2.16	1.86	1.81	n/a	n/a	1.88	1.87	1.59	1.81	1.87	44.96	16.57
1995	1.97	1.70	1.69	1.15	1.18	1.02	1.31	n/a	n/a	1.35	0.98	1.03	1.29	1.12	54.99	30.07
1996	2.85	2.52	2.73	1.39	1.43	1.26	1.63	n/a	n/a	1.52	1.28	1.32	1.50	1.47	36.28	14.44
1997	2.75	2.47	2.75	1.84	1.88	1.69	1.96	n/a	n/a	1.84	1.74	1.70	1.80	1.98	34.75	11.50
1998	2.37	2.16	2.20	2.03	2.06	1.88	1.94	n/a	n/a	2.05	2.13	1.60	1.94	2.00	24.59	-6.51
1999	2.52	2.32	2.34	2.92	2.99	2.75	2.48	n/a	n/a	2.83	2.97	2.15	2.51	2.78	33.74	6.93
2000	4.63	4.33	4.38	5.08	5.26	4.92	4.50	4.60	n/a	4.79	5.16	4.17	5.27	4.88	38.14	13.59
2001	4.22	4.05	4.17	6.21	6.32	6.07	5.41	5.30	5.61	5.71	6.20	4.56	6.76	6.29	18.29	-14.66
2002 (e)	3.30	3.25	3.25	4.00	3.81	3.75	3.70	3.55	3.60	3.95	4.05	2.65	3.55	3.70	29.00	2.00
2003 Q1	4.35	4.35	4.45	5.85	5.60	5.60	5.55	5.40	5.25	5.70	5.85	4.10	5.65	5.80	35.00	10.50
2003 Q2	4.10	4.10	4.15	5.45	5.20	5.20	5.15	5.00	4.80	5.30	5.45	3.50	4.75	4.90	35.00	10.50
2003 Q3	4.10	4.10	4.15	5.45	5.20	5.20	5.15	5.00	4.80	5.30	5.45	3.50	4.75	4.90	35.00	10.50
2003 Q4	4.25	4.25	4.40	5.75	5.50	5.50	5.45	5.30	5.15	5.60	5.75	4.00	5.45	5.65	35.00	10.50
2003 Full Year	4.20	4.20	4.30	5.65	5.40	5.40	5.35	5.20	5.00	5.50	5.65	3.80	5.15	5.30	35.00	10.50
2004	3.75	3.80	3.95	5.00	4.75	4.80	4.75	4.65	4.45	4.90	5.00	3.50	4.55	4.80	35.00	9.50
2005	3.50	3.60	3.80	4.70	4.35	4.50	4.50	4.50	4.15	4.65	4.70	3.30	4.50	4.50	35.00	8.50
2006	3.50	3.65	3.90	4.85	4.45	4.65	4.65	4.65	4.25	4.80	4.85	3.45	4.65	4.65	40.00	16.00
2007	3.50	3.70	3.95	4.85	4.35	4.65	4.65	4.65	4.30	4.80	4.85	3.45	4.65	4.65	45.00	22.50
2008	3.50	3.75	4.00	4.85	4.30	4.65	4.65	4.65	4.35	4.80	4.85	3.45	4.65	4.65	46.00	24.00
2009	3.50	3.80	4.05	4.85	4.25	4.65	4.65	4.65	4.45	4.80	4.85	3.45	4.65	4.65	47.00	25.50
2010	3.50	3.90	4.10	4.90	4.20	4.70	4.70	4.70	4.50	4.85	4.90	3.50	4.70	4.70	48.00	27.00
2011	3.50	3.95	4.20	4.95	4.20	4.75	4.75	4.75	4.60	4.90	4.95	3.55	4.75	4.75	49.00	29.00
2012	3.50	4.00	4.25	5.05	4.25	4.85	4.85	4.85	4.70	5.00	5.05	3.60	4.85	4.85	50.00	30.50
2013	3.50	4.05	4.30	5.10	4.20	4.90	4.90	4.90	4.75	5.05	5.10	3.65	4.90	4.90	51.00	32.00
2014+	3.50	+1.5%/yr	+1.5%/yr	+1.5%/yr	4.20	+1.5%/yr				Escalate at 1.5 % per year					+1.5%/yr	

Unless otherwise stated, the gas price reference point is the receipt point on the applicable provincial gas transmission system known as the plant gate.

The plant gate price represents the price before raw gas gathering and processing charges are deducted.

Spot refers to weighted average one month price.

Revised December 11, 2002

CONSTANT PRICE ANANLYSIS

TABLE OF CONTENTS

CONSTANT PRICE ANALYSIS

DISCUSSION

This section provides economic forecasts based on the following December 31, 2002, reference prices held constant:

- West Texas Intermediate crude oil at Cushing, Oklahoma - $31.20 U.S./BBL
- Alberta Spot gas at AECO-C - $6.02/MMBTU
- Light crude oil at Edmonton - $49.29 CDN/BBL

Prices were adjusted for quality and transportation for each property.

Summary of Reserves and Values

Company: **Millennium Energy Inc.**
Property: **Corporate**
Description: **Total Corporate Incl. Adjustments**

Pricing: **SEC (2002-12-31) Constant**
Effective Date: **January 01, 2003**

MARKETABLE RESERVES	Proved Producing	Total Proved	Proved Plus Probable Producing	Total Proved Plus Probable	Established Producing	Total Established
Oil - MSTB						
Company Interest	216	310	286	475	251	392
Net After Royalty	193	266	257	415	225	341
Gas - MMCF						
Company Interest	1255	1255	1520	1803	1387	1529
Net After Royalty	1001	1001	1217	1418	1109	1209
Natural Gas Liquids - MSTB						
Company Interest	55	55	66	79	61	67
Net After Royalty	41	41	49	58	45	49
Oil Equivalent - MBOE						
Company Interest	481	574	606	855	543	715
Net After Royalty	401	474	508	709	454	591
BEFORE TAX PRESENT VALUE - $M						
0.0%	10927	13780	13879	20420	12403	17100
8.0%	7688	9558	9088	13167	8388	11363
10.0%	7207	8925	8425	12117	7816	10521
12.0%	6795	8382	7868	11228	7332	9805
15.0%	6275	7699	7179	10123	6727	8911
18.0%	5844	7135	6619	9223	6231	8179
20.0%	5594	6810	6301	8711	5947	7760
FIRST 6 YEARS BEFORE TAX CASH FLOW - $M						
2003	2124	2380	2177	1747	2150	2063
2004	1629	1963	1739	2692	1684	2327
2005	1261	1554	1421	2429	1341	1991
2006	915	1190	1078	1886	997	1538
2007	810	1057	964	1626	887	1342
2008	639	857	824	1395	731	1126

Oil Equivalent Factors:

Oil	1.0	bbl/boe
Sales Gas	6.0	mcf/boe
Condensate	1.0	bbl/boe
Butane	1.0	bbl/boe
Propane	1.0	bbl/boe
Ethane	1.0	bbl/boe

Project 1035768
Run date Fri Feb 28 2003 12:36:00

p:/s1035768/rems/econ/SEC_2002-12-31_Constant/_Corporate_Total_Corporate_Incl._Adjustments_RC00_psum.htm

Company Production, Reserves and Present Value Summary

Company: **Millennium Energy Inc.**
Property: **Corporate**

Reserve Class: **Various**
Development Class: **Classifications**
Pricing: **SEC (2002-12-31) Constant**
Effective Date: **January 01, 2003**

Entity Description	2003 Company Interest Prod'n Gas mcf/d	Oil bbl/d	NGL bbl/d	BOE bbl/d	Company Interest Reserves Gas Mmcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	BOE Mbbl	Net After Royalty Reserves Gas Mmcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	BOE Mbbl	Reserve Life Index Yrs	Before Income Tax Discounted Present Value M$ 0%	10%	12%	15%
Proved Producing	479	128	18	226	1255	216	55	0	481	1001	193	41	0	401	5.8	10927	7207	6795	6275
Total Proved Nonproducing	0	31	0	31	0	94	0	0	94	0	73	0	0	73	8.3	2853	1717	1587	1424
Total Proved	479	159	18	257	1255	310	55	0	574	1001	266	41	0	474	6.1	13780	8925	8382	7699
Probable Producing	8	3	0	5	266	70	11	0	125	216	63	8	0	107	71.8	2952	1218	1073	903
Probable Nonproducing	12	20	0	22	283	95	13	0	155	201	86	9	0	128	19.1	3687	1975	1773	1520
Total Probable	20	23	1	27	548	165	24	0	281	417	149	17	0	236	28.5	6640	3192	2846	2424
Proved Plus Probable Producing	486	131	18	231	1520	286	66	0	606	1217	257	49	0	508	7.2	13879	8425	7868	7179
Proved Plus Probable Nonproducing	12	51	0	53	283	189	13	0	249	201	159	9	0	201	12.8	6540	3692	3360	2944
Total Proved Plus Probable	498	182	19	284	1803	475	79	0	855	1418	415	58	0	709	8.3	20420	12117	11228	10123
Established Producing	483	130	18	228	1387	251	61	0	543	1109	225	45	0	454	6.5	12403	7816	7332	6727
Total Established	489	171	18	270	1529	392	67	0	715	1209	341	49	0	591	7.2	17100	10521	9805	8911

BOE Factors:	OIL	1.00000	RES GAS	6.00000	PROPANE	1.00000	ETHANE	1.00000
	COND	1.00000	SLN GAS	6.00000	BUTANE	1.00000	SULPHUR	0.00000

p:/s1035768/rems/econ/SEC_2002-12-31_Constant/_Corporate_Total_Corporate_Incl._Adjustments_RC00_crv.htm

Economic Forecast

Company: **Millennium Energy Inc.**
Property: **Corporate**
Description: **Total Corporate Incl. Adjustments**

Reserve Class: **Proved**
Development Class: **Producing**
Pricing: **SEC (2002-12-31) Constant**
Effective Date: **January 01, 2003**

PRODUCTION FORECAST

	Gross Wells		Oil Production					Total Gas Production					Condensate Production				
Year	Oil	Gas	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/Bbl	Gross Daily Mcf	Compny Daily Mcf	Compny Yearly Mmcf	Net Yearly Mmcf	Price $/Mcf	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/Bbl
2003	50	35	1010	128	46761	40619	44.29	12806	479	175	142	5.74	144	4	1575	1168	49.70
2004	50	34	801	95	34758	30698	44.15	11020	399	146	118	5.77	125	4	1351	997	49.63
2005	47	34	647	72	26130	23237	44.03	9576	339	124	100	5.79	109	3	1176	863	49.57
2006	45	33	531	55	20173	18099	44.13	8270	273	100	81	5.80	95	3	1010	738	49.51
2007	38	30	423	45	16445	14862	44.13	7230	233	85	69	5.81	84	2	882	642	49.45
2008	34	28	358	36	12990	11723	44.04	6261	199	73	58	5.82	74	2	767	555	49.40
2009	32	25	309	30	10798	9747	44.00	5507	171	63	50	5.83	65	2	672	485	49.37
2010	30	22	261	24	8904	8058	44.00	4901	149	54	43	5.85	58	2	595	428	49.34
2011	27	20	220	20	7159	6520	43.91	4305	125	46	36	5.89	52	1	522	376	49.32
2012	21	18	179	15	5373	4971	44.07	3887	108	40	31	5.90	47	1	456	328	49.27
2013	20	18	155	12	4402	4117	43.83	3492	97	35	28	5.91	42	1	411	295	49.25
2014	15	17	120	10	3721	3502	43.86	2976	85	31	24	5.88	36	1	360	256	49.19
Sub.	34	26	418	45	197613	176153	44.12	6686	221	970	779	5.80	78	2	9778	7131	49.49
Rem.	4	5	21	1	18613	17287	43.74	766	21	285	221	5.84	9	0	3489	2387	48.88
Tot.	**11**	**10**	**116**	**12**	**216226**	**193439**	**44.09**	**2186**	**69**	**1255**	**1001**	**5.81**	**26**	**1**	**13267**	**9518**	**49.33**

	Butane Production					Propane Production					Ethane Production				
Year	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/Bbl	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/Bbl	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/Bbl
2003	196	6	2280	1716	36.07	262	7	2692	2057	33.44	0	0	1	1	19.71
2004	171	5	1960	1468	36.07	226	6	2307	1755	33.44	0	0	1	1	19.71
2005	150	5	1706	1272	36.07	197	5	2002	1516	33.44	0	0	1	1	19.71
2006	131	4	1467	1091	36.07	171	5	1718	1297	33.43	0	0	1	0	19.71
2007	116	4	1282	949	36.06	151	4	1497	1127	33.43	0	0	0	0	19.71
2008	101	3	1116	822	36.06	131	4	1301	974	33.43	0	0	0	0	19.71
2009	90	3	978	718	36.06	116	3	1139	850	33.43	0	0	0	0	19.71
2010	80	2	867	636	36.06	104	3	1008	751	33.43	0	0	0	0	19.71
2011	72	2	760	557	36.06	92	2	883	658	33.43	0	0	0	0	19.71
2012	65	2	666	488	36.03	83	2	773	575	33.40	0	0	0	0	0.00
2013	59	2	601	440	36.03	75	2	696	517	33.40	0	0	0	0	0.00
2014	53	1	546	399	36.03	63	2	602	444	33.46	0	0	0	0	0.00
Sub.	107	3	14229	10556	36.06	139	4	16618	12523	33.43	0	0	5	4	19.71
Rem.	15	0	5548	3945	36.04	16	0	5697	4054	33.54	0	0	0	0	0.00
Tot.	**37**	**1**	**19777**	**14501**	**36.05**	**45**	**1**	**22314**	**16578**	**33.46**	**0**	**0**	**5**	**4**	**19.71**

	Total NGL Production					Total Oil + NGL Production					Total Oil Equiv. Production				
Year	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/Bbl	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/Bbl	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/BOE
2003	602	18	6549	4942	38.26	1613	146	53310	45560	43.55	3747	226	82437	69236	40.33
2004	522	15	5618	4221	38.25	1322	111	40376	34919	43.33	3159	177	64645	54617	40.06
2005	456	13	4885	3652	38.24	1103	85	31014	26889	43.12	2699	141	51617	43585	39.78
2006	398	11	4196	3127	38.22	929	67	24369	21225	43.11	2307	112	40980	34649	39.74
2007	351	10	3661	2719	38.21	775	55	20106	17581	43.06	1980	94	34297	29019	39.66
2008	306	9	3184	2352	38.19	664	44	16174	14075	42.89	1708	78	28296	23791	39.47
2009	271	8	2789	2053	38.19	580	37	13587	11801	42.81	1498	66	24017	20109	39.41
2010	243	7	2471	1816	38.18	504	31	11375	9873	42.74	1321	56	20438	17065	39.34
2011	216	6	2165	1591	38.18	436	26	9324	8111	42.58	1153	46	16909	14056	39.34
2012	196	5	1895	1391	38.15	374	20	7268	6363	42.52	1022	38	13859	11540	39.12
2013	176	5	1708	1252	38.14	331	17	6110	5369	42.24	913	33	11996	9988	38.90
2014	152	4	1508	1099	38.15	272	14	5229	4601	42.21	768	28	10373	8625	38.79
Sub.	324	9	40629	30215	38.21	742	54	238242	206367	43.11	1856	91	399863	336280	39.76
Rem.	40	1	14733	10387	38.11	61	2	33346	27673	41.25	189	6	80827	64532	37.61
Tot.	**108**	**3**	**55363**	**40601**	**38.19**	**225**	**15**	**271589**	**234041**	**42.88**	**589**	**26**	**480690**	**400812**	**39.40**

REVENUE AND EXPENSE FORECAST

Year	Revenue Before Burdens: Working Interest Oil M$	Working Interest Gas M$	Working Interest NGL+Sul M$	Working Interest Total M$	Royalty Interest M$	Company Total M$	Royalty Burdens Pre-Processing: Crown M$	Royalty Burdens Pre-Processing: Other M$	Gas Processing Allowance: Crown M$	Gas Processing Allowance: Other M$	Total Royalty After Process. M$	Net Revenue After Royalty M$	Operating Expenses: Fixed M$	Operating Expenses: Variable M$	Operating Expenses: Total M$
2003	2046	844	241	3131	194	3325	275	251	6	-4	524	2801	341	176	518
2004	1518	717	208	2443	147	2590	211	183	6	-3	392	2198	339	139	478
2005	1138	619	182	1938	115	2053	174	139	5	-2	310	1743	311	111	423
2006	879	502	157	1538	90	1628	142	103	4	-2	243	1386	292	87	379
2007	717	436	137	1290	70	1360	121	82	4	-1	201	1159	257	73	331
2008	564	381	120	1065	51	1117	105	68	3	-1	170	947	230	60	291
2009	468	335	106	909	38	946	92	58	3	0	147	799	181	52	232
2010	385	295	94	774	30	804	81	48	3	0	126	678	169	42	211
2011	309	257	82	647	18	665	70	38	2	0	106	560	151	34	185
2012	235	223	72	530	12	542	55	32	2	0	85	458	129	28	157
2013	191	200	65	456	11	467	50	25	2	0	73	394	118	24	142
2014	161	174	57	393	10	402	46	19	2	0	63	340	110	21	130
Sub.	8610	4982	1521	15113	787	15900	1423	1045	41	-12	2438	13462	2629	847	3476
Rem.	804	1651	560	3015	25	3040	497	101	18	3	576	2464	881	166	1047
Tot.	**9415**	**6634**	**2080**	**18129**	**811**	**18940**	**1919**	**1146**	**59**	**-9**	**3015**	**15925**	**3510**	**1013**	**4523**
Disc	6207	3428	1037	10672	577	11249	1000	753	28	-10	1735	9514	1750	601	2350

Year	Other Expenses: Mineral Tax M$	Other Expenses: Capital Tax M$	Other Expenses: NPI Payment M$	Net Prod'n Revenue M$	Other Income: Other M$	Other Income: ARTC M$	Aband. Costs M$	Oper. Income M$	Net Capital Investment: Dev. M$	Net Capital Investment: Plant M$	Net Capital Investment: Tang. M$	Net Capital Investment: Total M$	Before Tax Cash Flow: Annual M$	Before Tax Cash Flow: Cum. M$	Before Tax Cash Flow: 12% Dcf M$
2003	149	18	0	2116	3	5	0	2124	0	0	0	0	2124	2124	2007
2004	86	11	0	1623	2	4	0	1629	0	0	0	0	1629	3753	3381
2005	50	7	0	1263	2	3	0	1268	0	0	7	7	1261	5013	4331
2006	28	5	0	974	0	1	0	975	0	0	60	60	915	5929	4946
2007	16	4	0	809	0	1	0	810	0	0	0	0	810	6738	5433
2008	10	3	0	643	0	1	0	643	0	0	5	5	639	7377	5775
2009	7	2	0	558	0	1	0	558	0	0	0	0	558	7935	6042
2010	6	2	0	459	0	0	0	460	0	0	0	0	460	8395	6239
2011	5	1	0	369	0	0	0	369	0	0	0	0	369	8764	6380
2012	4	1	0	296	0	0	0	297	0	0	0	0	297	9061	6481
2013	3	0	0	249	0	0	0	249	0	0	0	0	249	9310	6556
2014	2	0	0	207	0	0	0	207	0	0	0	0	207	9517	6613
Sub.	365	55	0	9566	6	16	0	9589	0	0	72	72	9517	9517	6613
Rem.	7	0	0	1410	0	0	0	1410	0	0	0	0	1410	10927	6795
Tot.	**371**	**55**	**0**	**10976**	**6**	**16**	**0**	**10998**	**0**	**0**	**72**	**72**	**10927**	**10927**	**6795**
Disc	296	42	0	6826	5	12	0	6844	0	0	48	48	6795	6795	6795

RESERVE SUMMARY

Product	Units	Remaining Reserves at January 1, 2003 Gross	Working Interest	Roy/NPI Interest	Total Company	Net	Oil Equivalents BOE Factor	Company Mstb	% of Total	Reserve Life Indic. (yr) Reserve Life	Life Index	Half Life
Oil	Mstb	2120	214	3	216	193	1.000	216	45	39.0	4.6	3.0
Solution Gas	Mmcf	3125	145	6	151	108	6.000	25	5	39.0	6.9	5.1
Residue Gas	Mmcf	36777	980	124	1103	892	6.000	184	38	50.0	7.2	5.0
Total Gas	Mmcf	39903	1125	130	1255	1001	6.000	209	44	50.0	7.2	5.0
	MMMBtu	41220	1160	0	1292	1030				50.0	7.2	5.0
Condensate	Mstb	472	13	0	13	10	1.000	13	3	50.0	8.4	5.8
Butane	Mstb	679	19	0	20	15	1.000	20	4	50.0	8.7	6.1
Propane	Mstb	828	22	0	22	17	1.000	22	5	50.0	8.3	5.7
Ethane	Mstb	0	0	0	0	0	1.000	0	0	9.0	4.7	2.8
Total NGL	Mstb	1979	54	1	55	41	1.000	55	12	50.0	8.5	5.9
Total Oil+NGL	Mstb	4098	268	4	272	234	1.000	272	56	50.0	5.1	3.5
Total Oil Eq.	Mstb	10749	456	25	481	401		481	100	50.0	5.8	4.0

PRODUCT REVENUE AND EXPENSES

Product	Units	Average First Year Unit Values Base Price	Price Adjust.	Wellhead Price	Net Burdens	Operating Expenses	Other Expenses	Prod'n Revenue	Net Revenue After Royalties Undisc M$	% of Total	12% Disc M$	% of Total
Oil	$/Stb	49.29	-5.00	44.29	5.82	8.86	2.96	26.66	8530	54	5577	59
Solution Gas	$/Mcf	5.82	-0.36	5.46	1.43	0.20	0.06	3.76	642	4	341	4
Residue Gas	$/Mcf	5.82	-0.04	5.78	1.06	0.50	0.15	4.07	5181	33	2795	29
Total Gas	$/Mcf	5.82	-0.08	5.74	1.10	0.46	0.14	4.04	5823	37	3135	33
Condensate	$/Stb	50.29	-0.59	49.70	12.51	4.39	0.42	32.37	480	3	247	3
Butane	$/Stb	38.04	-1.97	36.07	8.86	3.36	0.85	23.00	531	3	265	3
Propane	$/Stb	35.54	-2.10	33.44	7.85	2.93	0.93	21.73	563	4	290	3
Ethane	$/Stb	20.21	-0.50	19.71	4.81	1.03	0.11	13.77	0	0	0	0
Total NGL	$/Stb	39.96	-1.69	38.26	9.32	3.43	0.78	24.73	1573	10	802	8
Total Oil+NGL	$/Stb	48.14	-4.59	43.55	6.25	8.19	2.69	26.42	10103	63	6379	67
Total Oil Eq.	$/BOE	43.47	-3.14	40.33	6.38	6.28	2.03	25.64	15925	100	9514	100

INTEREST AND NET PRESENT VALUE SUMMARY

Revenue Interests and Burdens (%)

	Initial	Average
Working Interest	6.0320	4.5080
Capital Interest	0.0000	24.6552
Royalty Interest	0.3740	0.2018
Crown Royalty	8.7742	10.5863
Non-crown Royalty	8.0278	6.3211
Mineral Tax	4.7633	2.0492
NPI Payment	0.0000	0.0000

Net Present Value Before Income Tax

Disc. Rate %	Prod'n Revenue M$	Operating Income M$	Capital Invest. M$	Cash Flow M$	Cash Flow $/BOE
0.0	10976	10998	72	10927	22.73
8.0	7723	7742	55	7688	15.99
10.0	7240	7258	51	7207	14.99
12.0	6826	6844	48	6795	14.14
15.0	6302	6319	44	6275	13.05
18.0	5868	5884	40	5844	12.16
20.0	5616	5632	38	5594	11.64

Project.......1035768
Entity.......Total Corporate Incl. Adjustments (Proved Producing)
Run date....Fri Feb 28 2003 12:35:49
Evaluator...Hladyshevsky, Myron J.

Economic Forecast

Company:	**Millennium Energy Inc.**	Reserve Class:	**Proved**
Property:	**Corporate**	Development Class:	**Total**
Description:	**Total Corporate Incl. Adjustments**	Pricing:	**SEC (2002-12-31) Constant**
		Effective Date:	**January 01, 2003**

PRODUCTION FORECAST

	Gross Wells		Oil Production					Total Gas Production					Condensate Production				
Year	Oil	Gas	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/Bbl	Gross Daily Mcf	Compny Daily Mcf	Compny Yearly Mmcf	Net Yearly Mmcf	Price $/Mcf	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/Bbl
2003	51	35	1062	159	58070	48296	44.63	12806	479	175	142	5.74	144	4	1575	1168	49.70
2004	51	34	850	125	45557	38178	44.60	11020	399	146	118	5.77	125	4	1351	997	49.63
2005	48	34	689	97	35527	29901	44.56	9576	339	124	100	5.79	109	3	1176	863	49.57
2006	46	33	568	79	28785	24430	44.70	8270	273	100	81	5.80	95	3	1010	738	49.51
2007	39	30	456	66	24035	20642	44.74	7230	233	85	69	5.81	84	2	882	642	49.45
2008	35	28	386	54	19594	16899	44.72	6261	199	73	58	5.82	74	2	767	555	49.40
2009	33	25	334	45	16545	14362	44.71	5507	171	63	50	5.83	65	2	672	485	49.37
2010	31	22	283	38	13904	12157	44.73	4901	149	54	43	5.85	58	2	595	428	49.34
2011	28	20	238	32	11511	10151	44.71	4305	125	46	36	5.89	52	1	522	376	49.32
2012	22	18	195	25	9160	8179	44.88	3887	108	40	31	5.90	47	1	456	328	49.27
2013	21	18	169	21	7697	6985	44.78	3492	97	35	28	5.91	42	1	411	295	49.25
2014	16	17	132	18	6588	6032	44.81	2976	85	31	24	5.88	36	1	360	256	49.19
Sub.	35	26	447	63	276971	236211	44.67	6686	221	970	779	5.80	78	2	9778	7131	49.49
Rem.	4	5	22	2	32790	29984	44.73	766	21	285	221	5.84	9	0	3489	2387	48.88
Tot.	**11**	**10**	**124**	**17**	**309760**	**266195**	**44.68**	**2186**	**69**	**1255**	**1001**	**5.81**	**26**	**1**	**13267**	**9518**	**49.33**

	Butane Production					Propane Production					Ethane Production				
Year	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/Bbl	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/Bbl	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/Bbl
2003	196	6	2280	1716	36.07	262	7	2692	2057	33.44	0	0	1	1	19.71
2004	171	5	1960	1468	36.07	226	6	2307	1755	33.44	0	0	1	1	19.71
2005	150	5	1706	1272	36.07	197	5	2002	1516	33.44	0	0	1	1	19.71
2006	131	4	1467	1091	36.07	171	5	1718	1297	33.43	0	0	1	0	19.71
2007	116	4	1282	949	36.06	151	4	1497	1127	33.43	0	0	0	0	19.71
2008	101	3	1116	822	36.06	131	4	1301	974	33.43	0	0	0	0	19.71
2009	90	3	978	718	36.06	116	3	1139	850	33.43	0	0	0	0	19.71
2010	80	2	867	636	36.06	104	3	1008	751	33.43	0	0	0	0	19.71
2011	72	2	760	557	36.06	92	2	883	658	33.43	0	0	0	0	19.71
2012	65	2	666	488	36.03	83	2	773	575	33.40	0	0	0	0	0.00
2013	59	2	601	440	36.03	75	2	696	517	33.40	0	0	0	0	0.00
2014	53	1	546	399	36.03	63	2	602	444	33.46	0	0	0	0	0.00
Sub.	107	3	14229	10556	36.06	139	4	16618	12523	33.43	0	0	5	4	19.71
Rem.	15	0	5548	3945	36.04	16	0	5697	4054	33.54	0	0	0	0	0.00
Tot.	**37**	**1**	**19777**	**14501**	**36.05**	**45**	**1**	**22314**	**16578**	**33.46**	**0**	**0**	**5**	**4**	**19.71**

	Total NGL Production					Total Oil + NGL Production					Total Oil Equiv. Production				
Year	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/Bbl	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/Bbl	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/BOE
2003	602	18	6549	4942	38.26	1664	177	64618	53237	43.99	3798	257	93746	76913	41.02
2004	522	15	5618	4221	38.25	1372	140	51175	42399	43.90	3208	207	75444	62097	40.92
2005	456	13	4885	3652	38.24	1146	111	40411	33554	43.80	2742	167	61014	50249	40.74
2006	398	11	4196	3127	38.22	966	90	32981	27557	43.87	2345	136	49592	40981	40.83
2007	351	10	3661	2719	38.21	807	76	27696	23360	43.87	2012	115	41887	34799	40.81
2008	306	9	3184	2352	38.19	692	62	22778	19251	43.80	1736	96	34900	28967	40.71
2009	271	8	2789	2053	38.19	605	53	19334	16415	43.77	1523	82	29764	24724	40.69
2010	243	7	2471	1816	38.18	525	45	16375	13973	43.75	1342	70	25438	21164	40.66
2011	216	6	2165	1591	38.18	454	37	13676	11742	43.68	1172	58	21261	17687	40.71
2012	196	5	1895	1391	38.15	391	30	11054	9571	43.73	1038	48	17645	14748	40.61
2013	176	5	1708	1252	38.14	345	26	9405	8236	43.57	927	42	15290	12856	40.44
2014	152	4	1508	1099	38.15	284	22	8096	7131	43.57	780	36	13240	11155	40.36
Sub.	324	9	40629	30215	38.21	771	73	317600	266426	43.84	1885	109	479221	396339	40.80
Rem.	40	1	14733	10387	38.11	63	3	47523	40371	42.68	190	7	95004	77230	38.87
Tot.	**108**	**3**	**55363**	**40601**	**38.19**	**233**	**20**	**365123**	**306797**	**43.69**	**597**	**31**	**574225**	**473568**	**40.48**

REVENUE AND EXPENSE FORECAST

Year	Revenue Before Burdens: Working Interest Oil M$	Working Interest Gas M$	Working Interest NGL+Sul M$	Working Interest Total M$	Royalty Interest M$	Company Total M$	Royalty Burdens Pre-Processing: Crown M$	Royalty Burdens Pre-Processing: Other M$	Gas Processing Allowance: Crown M$	Gas Processing Allowance: Other M$	Total Royalty After Process. M$	Net Revenue After Royalty M$	Operating Expenses: Fixed M$	Operating Expenses: Variable M$	Operating Expenses: Total M$
2003	2566	844	241	3651	194	3845	404	289	6	-4	691	3154	356	202	558
2004	2015	717	208	2940	147	3087	328	219	6	-3	544	2542	355	163	518
2005	1570	619	182	2371	115	2486	268	170	5	-2	436	2050	327	132	460
2006	1276	502	157	1935	90	2025	220	130	4	-2	348	1677	308	107	415
2007	1066	436	137	1640	70	1710	181	106	4	-1	284	1425	274	90	365
2008	868	381	120	1370	51	1421	150	89	3	-1	236	1185	247	75	322
2009	733	335	106	1173	38	1211	126	76	3	0	199	1012	198	65	262
2010	616	295	94	1004	30	1034	107	63	3	0	168	867	186	54	239
2011	509	257	82	848	18	866	90	51	2	0	139	727	168	44	212
2012	409	223	72	704	12	717	70	43	2	0	111	605	146	36	182
2013	343	200	65	607	11	618	60	35	2	0	92	526	135	31	167
2014	293	174	57	525	10	534	52	28	2	0	78	456	127	27	153
Sub.	12264	4982	1521	18767	787	19554	2058	1298	41	-12	3327	16227	2827	1026	3852
Rem.	1457	1651	560	3668	25	3693	521	145	18	3	645	3048	1044	198	1242
Tot.	**13721**	**6634**	**2080**	**22435**	**811**	**23246**	**2578**	**1443**	**59**	**-9**	**3971**	**19275**	**3871**	**1224**	**5094**
Disc	8640	3428	1037	13106	577	13683	1455	923	28	-10	2359	11323	1882	720	2601

Year	Other Expenses: Mineral Tax M$	Other Expenses: Capital Tax M$	Other Expenses: NPI Payment M$	Net Prod'n Revenue M$	Other Income: Other M$	Other Income: ARTC M$	Aband. Costs M$	Oper. Income M$	Net Capital Investment: Dev. M$	Net Capital Investment: Plant M$	Net Capital Investment: Tang. M$	Net Capital Investment: Total M$	Before Tax Cash Flow: Annual M$	Before Tax Cash Flow: Cum. M$	Before Tax Cash Flow: 12% Dcf M$
2003	149	18	0	2429	3	38	0	2470	30	0	60	90	2380	2380	2248
2004	86	11	0	1928	2	33	0	1963	0	0	0	0	1963	4342	3904
2005	50	7	0	1533	2	26	0	1561	0	0	7	7	1554	5896	5075
2006	28	5	0	1229	0	21	0	1250	0	0	60	60	1190	7087	5875
2007	16	4	0	1041	0	16	0	1057	0	0	0	0	1057	8143	6510
2008	10	3	0	849	0	12	0	861	0	0	5	5	857	9000	6969
2009	7	2	0	740	0	9	0	749	0	0	0	0	749	9749	7328
2010	6	2	0	620	0	7	0	627	0	0	0	0	627	10376	7596
2011	5	1	0	509	0	5	0	514	0	0	0	0	514	10890	7792
2012	4	1	0	419	0	4	0	423	0	0	0	0	423	11313	7936
2013	3	0	0	356	0	2	0	359	0	0	0	0	359	11672	8046
2014	2	0	0	300	0	2	0	302	0	0	0	0	302	11974	8128
Sub.	365	55	0	11955	6	175	0	12136	30	0	132	162	11974	11974	8128
Rem.	7	0	0	1800	0	6	0	1806	0	0	0	0	1806	13780	8382
Tot.	**371**	**55**	**0**	**13754**	**6**	**181**	**0**	**13941**	**30**	**0**	**132**	**162**	**13780**	**13780**	**8382**
Disc	296	42	0	8384	5	126	0	8515	28	0	105	133	8382	8382	8382

RESERVE SUMMARY

Product	Units	Remaining Reserves at January 1, 2003 Gross	Working Interest	Roy/NPI Interest	Total Company	Net	Oil Equivalents BOE Factor	Company Mstb	% of Total	Reserve Life Indic. (yr) Reserve Life	Life Index	Half Life
Oil	Mstb	2269	307	3	310	266	1.000	310	54	39.0	5.3	3.5
Solution Gas	Mmcf	3125	145	6	151	108	6.000	25	4	39.0	6.9	5.1
Residue Gas	Mmcf	36777	980	124	1103	892	6.000	184	32	50.0	7.2	5.0
Total Gas	Mmcf	39903	1125	130	1255	1001	6.000	209	36	50.0	7.2	5.0
	MMMBtu	41220	1160	0	1292	1030				50.0	7.2	5.0
Condensate	Mstb	472	13	0	13	10	1.000	13	2	50.0	8.4	5.8
Butane	Mstb	679	19	0	20	15	1.000	20	3	50.0	8.7	6.1
Propane	Mstb	828	22	0	22	17	1.000	22	4	50.0	8.3	5.7
Ethane	Mstb	0	0	0	0	0	1.000	0	0	9.0	4.7	2.8
Total NGL	Mstb	1979	54	1	55	41	1.000	55	10	50.0	8.5	5.9
Total Oil+NGL	Mstb	4248	362	4	365	307	1.000	365	64	50.0	5.7	3.8
Total Oil Eq.	Mstb	10898	549	25	574	474		574	100	50.0	6.1	4.2

PRODUCT REVENUE AND EXPENSES

Product	Units	Average First Year Unit Values Base Price	Price Adjust.	Wellhead Price	Net Burdens	Operating Expenses	Other Expenses	Prod'n Revenue	Net Revenue After Royalties Undisc M$	% of Total	12% Disc M$	% of Total
Oil	$/Stb	49.29	-4.66	44.63	7.56	7.82	2.40	26.85	11879	62	7386	65
Solution Gas	$/Mcf	5.82	-0.36	5.46	1.43	0.20	0.06	3.77	642	3	341	3
Residue Gas	$/Mcf	5.82	-0.04	5.78	1.06	0.50	0.14	4.08	5181	27	2795	25
Total Gas	$/Mcf	5.82	-0.08	5.74	1.10	0.46	0.13	4.04	5823	30	3135	28
Condensate	$/Stb	50.29	-0.59	49.70	12.51	4.39	0.39	32.40	480	2	247	2
Butane	$/Stb	38.04	-1.97	36.07	8.86	3.36	0.83	23.02	531	3	265	2
Propane	$/Stb	35.54	-2.10	33.44	7.85	2.93	0.91	21.76	563	3	290	3
Ethane	$/Stb	20.21	-0.50	19.71	4.81	1.03	0.09	13.78	0	0	0	0
Total NGL	$/Stb	39.96	-1.69	38.26	9.32	3.43	0.75	24.76	1573	8	802	7
Total Oil+NGL	$/Stb	48.34	-4.36	43.99	7.74	7.38	2.23	26.64	13453	70	8188	72
Total Oil Eq.	$/BOE	44.17	-3.15	41.02	7.39	5.95	1.78	25.89	19275	100	11323	100

INTEREST AND NET PRESENT VALUE SUMMARY

Revenue Interests and Burdens (%)

	Initial	Average
Working Interest	6.9196	5.4849
Capital Interest	60.0000	36.7045
Royalty Interest	0.3679	0.1984
Crown Royalty	11.0759	11.4921
Non-crown Royalty	7.9098	6.4340
Mineral Tax	4.0841	1.6559
NPI Payment	0.0000	0.0000

Net Present Value Before Income Tax

Disc. Rate %	Prod'n Revenue M$	Operating Income M$	Capital Invest. M$	Cash Flow M$	Cash Flow $/BOE
0.0	13754	13941	162	13780	24.00
8.0	9554	9699	141	9558	16.64
10.0	8924	9062	137	8925	15.54
12.0	8384	8515	133	8382	14.60
15.0	7704	7827	128	7699	13.41
18.0	7143	7258	123	7135	12.43
20.0	6819	6930	120	6810	11.86

Project.......1035768
Entity.......Total Corporate Incl. Adjustments (Total Proved)
Run date....Fri Feb 28 2003 12:35:53
Evaluator...Hladyshevsky, Myron J.

Economic Forecast

Company:	**Millennium Energy Inc.**	Reserve Class:	**Proved Plus Probable**
Property:	**Corporate**	Development Class:	**Producing**
Description:	**Total Corporate Incl. Adjustments**	Pricing:	**SEC (2002-12-31) Constant**
		Effective Date:	**January 01, 2003**

PRODUCTION FORECAST

	Gross Wells		Oil Production					Total Gas Production					Condensate Production				
Year	Oil	Gas	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/Bbl	Gross Daily Mcf	Compny Daily Mcf	Compny Yearly Mmcf	Net Yearly Mmcf	Price $/Mcf	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/Bbl
2003	50	35	1033	131	47969	41647	44.31	12968	486	178	144	5.74	146	4	1595	1183	49.70
2004	50	34	848	102	37171	32799	44.21	11367	415	152	123	5.77	128	4	1392	1029	49.65
2005	48	34	714	82	30096	26821	44.15	10069	362	132	107	5.79	114	3	1238	910	49.61
2006	48	34	610	64	23240	20798	44.19	8975	315	115	93	5.79	103	3	1096	803	49.55
2007	45	32	527	54	19566	17606	44.20	7975	264	96	78	5.80	92	3	972	710	49.51
2008	43	30	442	47	17045	15421	44.21	7107	230	84	68	5.79	83	2	857	624	49.44
2009	36	29	385	41	14924	13553	44.23	6353	204	74	60	5.81	74	2	775	563	49.42
2010	34	26	338	36	13068	11904	44.23	5682	180	66	53	5.81	67	2	693	500	49.36
2011	32	24	298	30	10825	9713	44.17	5103	158	58	46	5.82	60	2	617	445	49.35
2012	29	22	258	25	9131	7942	44.19	4691	143	52	42	5.83	56	2	566	407	49.32
2013	27	22	232	22	8122	7142	44.17	4228	126	46	36	5.85	50	1	505	364	49.32
2014	24	19	201	19	6791	6059	44.04	3880	112	41	32	5.89	47	1	466	335	49.30
Sub.	39	28	491	54	237949	211406	44.21	7367	250	1093	883	5.79	85	2	10774	7872	49.51
Rem.	7	7	46	3	48489	45241	44.12	1125	31	427	334	5.87	14	0	5120	3566	49.05
Tot.	**15**	**12**	**152**	**16**	**286438**	**256646**	**44.20**	**2623**	**83**	**1520**	**1217**	**5.81**	**31**	**1**	**15894**	**11439**	**49.36**

	Butane Production					Propane Production					Ethane Production				
Year	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/Bbl	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/Bbl	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/Bbl
2003	199	6	2307	1738	36.07	265	7	2727	2085	33.44	0	0	1	1	19.71
2004	175	6	2017	1514	36.07	233	7	2379	1813	33.43	0	0	1	1	19.71
2005	156	5	1793	1340	36.07	207	6	2110	1602	33.44	0	0	1	1	19.71
2006	140	4	1590	1184	36.07	185	5	1868	1413	33.43	0	0	1	0	19.71
2007	126	4	1411	1048	36.07	165	5	1656	1250	33.43	0	0	1	1	19.71
2008	113	3	1244	921	36.06	148	4	1459	1099	33.43	0	0	0	0	19.71
2009	101	3	1124	830	36.07	133	4	1317	989	33.43	0	0	0	0	19.71
2010	91	3	1004	737	36.07	120	3	1177	878	33.43	0	0	0	0	19.71
2011	82	2	893	655	36.06	108	3	1048	782	33.42	0	0	0	0	19.71
2012	76	2	819	599	36.06	100	3	960	715	33.42	0	0	0	0	19.71
2013	69	2	729	534	36.06	90	2	858	640	33.42	0	0	0	0	19.71
2014	64	2	673	492	36.06	84	2	790	588	33.42	0	0	0	0	19.71
Sub.	116	4	15604	11591	36.07	153	4	18349	13853	33.43	0	0	6	5	19.71
Rem.	21	1	7928	5695	36.03	24	1	8484	6136	33.50	0	0	0	0	0.00
Tot.	**44**	**1**	**23532**	**17286**	**36.06**	**55**	**1**	**26834**	**19989**	**33.45**	**0**	**0**	**6**	**5**	**19.71**

	Total NGL Production					Total Oil + NGL Production					Total Oil Equiv. Production				
Year	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/Bbl	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/Bbl	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/BOE
2003	609	18	6630	5006	38.26	1642	150	54599	46653	43.58	3804	231	84183	70709	40.36
2004	537	16	5790	4356	38.25	1385	118	42960	37154	43.40	3279	187	68223	57682	40.14
2005	477	14	5142	3852	38.25	1192	97	35238	30674	43.29	2870	157	57266	48552	39.99
2006	428	12	4554	3401	38.23	1038	76	27794	24198	43.22	2534	129	46962	39752	39.76
2007	383	11	4040	3008	38.22	910	65	23606	20614	43.18	2239	109	39641	33594	39.78
2008	344	10	3561	2644	38.20	785	56	20607	18066	43.17	1970	95	34616	29405	39.76
2009	309	9	3217	2382	38.20	694	50	18141	15935	43.16	1753	84	30530	25912	39.79
2010	278	8	2875	2116	38.19	616	44	15943	14019	43.14	1563	74	26903	22808	39.77
2011	251	7	2559	1882	38.18	549	37	13385	11595	43.03	1399	63	22978	19247	39.65
2012	231	6	2345	1721	38.18	490	31	11477	9664	42.96	1271	55	20176	16595	39.53
2013	210	6	2092	1538	38.18	442	28	10215	8680	42.94	1147	49	17873	14754	39.58
2014	194	5	1929	1416	38.17	395	24	8720	7474	42.74	1042	43	15513	12822	39.50
Sub.	354	10	44734	33322	38.22	845	65	282683	244727	43.27	2073	106	464863	391831	39.93
Rem.	59	2	21532	15397	38.13	104	5	70021	60638	42.28	292	10	141202	116316	38.72
Tot.	**130**	**4**	**66266**	**48719**	**38.19**	**282**	**19**	**352704**	**305366**	**43.07**	**719**	**33**	**606065**	**508148**	**39.65**

REVENUE AND EXPENSE FORECAST

Year	Revenue Before Burdens						Royalty Burdens Pre-Processing		Gas Processing Allowance		Total Royalty After Process.	Net Revenue After Royalty	Operating Expenses		
	Oil	Working Interest Gas	Working Interest NGL+Sul	Total	Royalty Interest	Company Total	Crown	Other	Crown	Other			Fixed	Variable	Total
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	2100	855	244	3198	200	3398	280	257	7	-5	535	2863	341	179	520
2004	1625	741	214	2580	159	2739	221	194	6	-3	413	2326	341	145	486
2005	1314	655	191	2160	131	2290	185	155	5	-3	338	1952	337	121	458
2006	1015	574	169	1759	109	1867	158	122	5	-2	278	1590	312	99	411
2007	854	483	151	1488	90	1577	135	99	4	-2	232	1345	270	83	353
2008	744	424	133	1301	76	1376	119	82	4	-2	199	1177	258	73	331
2009	652	382	120	1155	60	1215	107	71	3	-1	176	1039	215	64	278
2010	570	345	109	1024	46	1070	96	62	3	-1	155	915	205	56	260
2011	471	307	97	875	36	911	90	54	3	0	142	769	180	48	228
2012	397	280	89	766	32	798	92	48	2	0	137	660	165	40	204
2013	353	249	79	681	26	707	80	42	2	0	119	588	154	35	189
2014	297	229	73	599	14	613	70	33	2	0	101	512	143	31	174
Sub.	10392	5522	1669	17584	978	18561	1633	1220	45	-18	2825	15736	2920	973	3893
Rem.	2119	2456	817	5391	76	5468	700	225	24	6	895	4573	1692	284	1976
Tot.	**12511**	**7978**	**2486**	**22975**	**1054**	**24029**	**2333**	**1445**	**70**	**-12**	**3720**	**20309**	**4613**	**1257**	**5870**
Disc	7283	3781	1134	12198	687	12885	1118	860	31	-13	1959	10925	1964	677	2641

Year	Other Expenses			Net Prod'n Revenue	Other Income		Aband. Costs	Oper. Income	Net Capital Investment				Before Tax Cash Flow		
	Mineral Tax	Capital Tax	NPI Payment		Other	ARTC			Dev.	Plant	Tang.	Total	Annual	Cum.	12% Dcf
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	155	19	0	2169	3	5	0	2177	0	0	0	0	2177	2177	2057
2004	95	12	0	1732	2	4	0	1739	0	0	0	0	1739	3915	3523
2005	63	9	0	1423	2	3	0	1428	0	0	7	7	1421	5336	4594
2006	38	6	0	1134	1	2	0	1138	0	0	60	60	1078	6414	5319
2007	25	5	0	962	0	1	0	964	0	0	0	0	964	7377	5897
2008	15	4	0	827	0	1	0	828	0	0	5	5	824	8201	6339
2009	10	3	0	747	0	1	0	748	0	0	0	0	748	8949	6697
2010	7	3	0	644	0	1	0	645	0	0	0	0	645	9594	6972
2011	6	2	0	533	0	0	0	533	0	0	0	0	533	10127	7176
2012	5	2	0	449	0	0	0	449	0	0	0	0	449	10576	7329
2013	4	2	0	393	0	0	0	393	0	0	0	0	393	10969	7448
2014	4	1	0	333	0	0	0	333	0	0	0	0	333	11302	7539
Sub.	428	68	0	11346	8	19	0	11373	0	0	72	72	11302	11302	7539
Rem.	18	1	0	2577	0	0	0	2578	0	0	0	0	2578	13879	7868
Tot.	**447**	**69**	**0**	**13923**	**8**	**19**	**0**	**13951**	**0**	**0**	**72**	**72**	**13879**	**13879**	**7868**
Disc	340	49	0	7895	7	14	0	7916	0	0	48	48	7868	7868	7868

RESERVE SUMMARY

Product	Units	Remaining Reserves at January 1, 2003 Gross	Working Interest	Roy/NPI Interest	Total Company	Net	Oil Equivalents BOE Factor	Company Mstb	% of Total	Reserve Life Indic. (yr) Reserve Life	Life Index	Half Life
Oil	Mstb	2782	283	3	286	257	1.000	286	47	50.0	6.0	4.2
Solution Gas	Mmcf	4131	184	8	192	138	6.000	32	5	50.0	8.6	6.6
Residue Gas	Mmcf	43734	1167	161	1328	1079	6.000	221	37	50.0	8.6	6.0
Total Gas	Mmcf	47865	1351	169	1520	1217	6.000	253	42	50.0	8.6	6.0
	MMMBtu	49549	1395	0	1566	1254				50.0	8.6	6.0
Condensate	Mstb	564	16	0	16	11	1.000	16	3	50.0	10.0	7.0
Butane	Mstb	801	23	0	24	17	1.000	24	4	50.0	10.2	7.3
Propane	Mstb	1000	26	0	27	20	1.000	27	4	50.0	9.8	6.9
Ethane	Mstb	0	0	0	0	0	1.000	0	0	13.0	6.1	3.8
Total NGL	Mstb	2364	65	1	66	49	1.000	66	11	50.0	10.0	7.1
Total Oil+NGL	Mstb	5147	348	5	353	305	1.000	353	58	50.0	6.5	4.7
Total Oil Eq.	Mstb	13124	573	33	606	508		606	100	50.0	7.2	5.2

PRODUCT REVENUE AND EXPENSES

Product	Units	Average First Year Unit Values Base Price	Price Adjust.	Wellhead Price	Net Burdens	Operating Expenses	Other Expenses	Prod'n Revenue	Net Revenue After Royalties Undisc M$	% of Total	12% Disc M$	% of Total
Oil	S/Stb	49.29	-4.98	44.31	5.84	8.68	3.00	26.79	11345	56	6542	60
Solution Gas	S/Mcf	5.82	-0.36	5.46	1.43	0.20	0.06	3.76	816	4	384	4
Residue Gas	S/Mcf	5.82	-0.04	5.78	1.06	0.50	0.15	4.08	6260	31	3119	29
Total Gas	S/Mcf	5.82	-0.08	5.74	1.10	0.46	0.14	4.04	7076	35	3503	32
Condensate	S/Stb	50.29	-0.59	49.70	12.49	4.36	0.43	32.42	577	3	271	2
Butane	S/Stb	38.04	-1.97	36.07	8.84	3.34	0.86	23.03	633	3	290	3
Propane	S/Stb	35.54	-2.10	33.44	7.83	2.91	0.94	21.76	678	3	319	3
Ethane	S/Stb	20.21	-0.50	19.71	4.81	1.03	0.11	13.77	0	0	0	0
Total NGL	S/Stb	39.96	-1.69	38.26	9.31	3.41	0.79	24.77	1888	9	881	8
Total Oil+NGL	S/Stb	48.16	-4.58	43.58	6.26	8.04	2.73	26.55	13232	65	7422	68
Total Oil Eq.	S/BOE	43.50	-3.14	40.36	6.38	6.18	2.06	25.74	20309	100	10925	100

INTEREST AND NET PRESENT VALUE SUMMARY

Revenue Interests and Burdens (%)

	Initial	Average
Working Interest	6.0673	4.6595
Capital Interest	0.0000	24.6552
Royalty Interest	0.3791	0.2138
Crown Royalty	8.7525	10.1539
Non-crown Royalty	8.0513	6.2892
Mineral Tax	4.8355	1.9442
NPI Payment	0.0000	0.0000

Net Present Value Before Income Tax

Disc. Rate %	Prod'n Revenue M$	Operating Income M$	Capital Invest. M$	Cash Flow M$	Cash Flow $/BOE
0.0	13923	13951	72	13879	22.90
8.0	9119	9142	55	9088	14.99
10.0	8454	8476	51	8425	13.90
12.0	7895	7916	48	7868	12.98
15.0	7203	7223	44	7179	11.84
18.0	6640	6659	40	6619	10.92
20.0	6320	6338	38	6301	10.40

Project.......1035768
Entity.......Total Corporate Incl. Adjustments (Proved Plus Probable Producing)
Run date....Fri Feb 28 2003 12:35:55
Evaluator...Hladyshevsky, Myron J.

Economic Forecast

Company: **Millennium Energy Inc.**
Property: **Corporate**
Description: **Total Corporate Incl. Adjustments**

Reserve Class: **Proved Plus Probable**
Development Class: **Total**
Pricing: **SEC (2002-12-31) Constant**
Effective Date: **January 01, 2003**

PRODUCTION FORECAST

	Gross Wells		Oil Production					Total Gas Production					Condensate Production				
Year	Oil	Gas	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price S/Bbl	Gross Daily Mcf	Compny Daily Mcf	Compny Yearly Mmcf	Net Yearly Mmcf	Price S/Mcf	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price S/Bbl
2003	52	36	1110	182	66467	55204	44.77	13162	498	182	147	5.75	147	4	1637	1203	49.76
2004	53	38	947	165	60066	50976	44.84	12766	551	201	155	5.91	143	5	1915	1357	50.23
2005	52	40	847	137	50151	42883	44.83	12492	548	200	153	5.96	141	5	1967	1378	50.29
2006	52	40	731	112	40928	35119	44.92	10483	430	157	122	5.93	119	4	1548	1095	50.12
2007	49	38	637	96	34870	30176	44.93	9002	341	125	98	5.92	103	3	1277	908	49.99
2008	46	38	522	83	30274	26448	44.93	8707	296	108	86	5.91	100	3	1116	799	49.94
2009	39	37	455	72	26421	23287	44.94	8022	258	94	75	5.92	92	3	987	710	49.89
2010	37	33	400	63	23081	20549	44.94	6798	220	80	64	5.90	79	2	848	606	49.77
2011	35	31	353	54	19563	17386	44.93	5924	189	69	55	5.91	69	2	739	528	49.72
2012	32	29	306	46	16771	14748	44.95	5229	158	58	46	5.88	62	2	625	455	49.54
2013	30	26	275	41	14814	13179	44.93	4604	137	50	40	5.89	54	2	548	400	49.52
2014	27	23	239	35	12664	11455	44.88	4183	121	44	35	5.92	50	1	502	365	49.47
Sub.	42	34	568	90	396071	341410	44.88	8448	312	1368	1076	5.90	97	3	13707	9804	49.96
Rem.	9	7	58	6	79080	73932	44.77	1143	31	435	341	5.88	14	0	5207	3640	49.09
Tot.	**17**	**13**	**180**	**26**	**475151**	**415342**	**44.86**	**2896**	**99**	**1803**	**1418**	**5.89**	**34**	**1**	**18914**	**13444**	**49.72**

	Butane Production					Propane Production					Ethane Production				
Year	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price S/Bbl	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price S/Bbl	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price S/Bbl
2003	201	6	2371	1770	36.07	268	8	2801	2122	33.44	0	0	1	1	19.71
2004	198	8	2816	2031	36.06	259	9	3301	2410	33.46	0	0	1	1	19.71
2005	199	8	2913	2081	36.06	256	9	3388	2447	33.48	0	0	1	1	19.71
2006	167	6	2285	1646	36.06	217	7	2662	1941	33.47	0	0	1	0	19.71
2007	144	5	1879	1361	36.06	188	6	2193	1609	33.46	0	0	1	1	19.71
2008	140	4	1641	1196	36.06	180	5	1915	1415	33.45	0	0	0	0	19.71
2009	129	4	1449	1060	36.06	167	5	1691	1255	33.45	0	0	0	0	19.71
2010	110	3	1241	904	36.06	142	4	1449	1071	33.45	0	0	0	0	19.71
2011	96	3	1080	785	36.06	125	3	1263	932	33.44	0	0	0	0	19.71
2012	85	2	910	674	36.06	111	3	1065	801	33.43	0	0	0	0	19.71
2013	75	2	795	590	36.06	99	3	934	704	33.43	0	0	0	0	19.71
2014	69	2	727	538	36.06	90	2	854	642	33.43	0	0	0	0	19.71
Sub.	134	5	20107	14637	36.06	175	5	23516	17348	33.46	0	0	6	5	19.71
Rem.	21	1	8062	5808	36.03	24	1	8643	6271	33.50	0	0	0	0	0.00
Tot.	**49**	**2**	**28169**	**20445**	**36.05**	**60**	**2**	**32158**	**23618**	**33.47**	**0**	**0**	**6**	**5**	**19.71**

	Total NGL Production					Total Oil + NGL Production					Total Oil Equiv. Production				
Year	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price S/Bbl	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price S/Bbl	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price S/BOE
2003	617	19	6810	5095	38.28	1727	201	73277	60299	44.16	3920	284	103602	84740	41.34
2004	600	22	8032	5798	38.37	1546	187	68099	56773	44.07	3674	278	101629	82666	41.24
2005	596	23	8268	5907	38.38	1443	160	58419	48789	43.92	3525	251	91728	74263	40.97
2006	503	18	6496	4682	38.35	1233	130	47424	39801	44.02	2981	202	73596	60213	41.02
2007	435	15	5350	3878	38.32	1073	110	40220	34054	44.05	2573	167	60975	50423	41.14
2008	420	13	4673	3411	38.30	942	96	34947	29859	44.05	2393	145	52977	44221	41.13
2009	388	11	4128	3026	38.30	844	84	30549	26312	44.04	2181	127	46236	38830	41.15
2010	331	10	3538	2581	38.27	731	73	26619	23131	44.05	1864	110	39975	33776	41.17
2011	291	8	3082	2246	38.26	643	62	22644	19632	44.02	1631	93	34127	28759	41.14
2012	258	7	2599	1930	38.22	564	53	19370	16678	44.05	1436	79	28984	24386	41.14
2013	228	6	2277	1694	38.21	503	47	17091	14874	44.04	1270	70	25418	21519	41.19
2014	210	6	2083	1546	38.21	448	40	14748	13001	43.94	1145	61	22099	18826	41.15
Sub.	406	13	57336	41794	38.31	975	104	453407	383204	44.05	2383	156	681346	562620	41.15
Rem.	60	2	21911	15719	38.14	117	7	100991	89651	43.33	308	13	173529	146486	39.97
Tot.	**143**	**4**	**79247**	**57513**	**38.26**	**323**	**30**	**554398**	**472855**	**43.92**	**806**	**47**	**854875**	**709106**	**40.91**

REVENUE AND EXPENSE FORECAST

Year	Revenue Before Burdens: Working Interest Oil M$	Working Interest Gas M$	Working Interest NGL+Sul M$	Total M$	Royalty Interest M$	Company Total M$	Royalty Burdens Pre-Processing: Crown M$	Royalty Burdens Pre-Processing: Other M$	Gas Processing Allowance: Crown M$	Gas Processing Allowance: Other M$	Total Royalty After Process. M$	Net Revenue After Royalty M$	Operating Expenses: Fixed M$	Operating Expenses: Variable M$	Operating Expenses: Total M$
2003	2950	883	251	4083	200	4283	469	313	7	-4	779	3504	366	218	584
2004	2675	1056	300	4032	159	4191	466	307	9	-1	765	3426	388	205	593
2005	2234	1082	311	3627	131	3758	427	278	9	1	695	3063	396	183	578
2006	1826	840	244	2910	109	3019	332	209	7	0	534	2484	371	147	518
2007	1556	662	201	2419	90	2509	262	165	5	0	422	2086	327	122	449
2008	1351	576	176	2103	76	2179	216	138	4	0	349	1830	314	106	420
2009	1179	508	156	1842	60	1903	180	118	4	0	294	1609	269	92	361
2010	1030	436	135	1600	46	1646	149	100	3	0	245	1401	257	79	337
2011	872	379	117	1368	36	1404	130	85	3	0	212	1192	233	68	301
2012	747	314	99	1161	32	1193	117	68	2	0	182	1010	211	56	266
2013	660	275	86	1021	26	1047	97	59	2	0	154	893	199	49	248
2014	566	250	79	895	14	909	81	48	2	1	127	782	188	43	230
Sub.	17646	7260	2156	27062	978	28039	2924	1889	57	-3	4759	23280	3519	1366	4885
Rem.	3520	2507	832	6859	76	6936	732	290	25	6	992	5944	2067	343	2410
Tot.	**21166**	**9767**	**2988**	**33921**	**1054**	**34975**	**3656**	**2179**	**82**	**3**	**5750**	**29224**	**5586**	**1709**	**7295**
Disc	12088	4926	1455	18468	687	19155	2025	1307	39	-3	3295	15860	2346	937	3284

Year	Other Expenses: Mineral Tax M$	Other Expenses: Capital Tax M$	Other Expenses: NPI Payment M$	Net Prod'n Revenue M$	Other Income: Other M$	Other Income: ARTC M$	Aband. Costs M$	Oper. Income M$	Net Capital Investment: Dev. M$	Net Capital Investment: Plant M$	Net Capital Investment: Tang. M$	Net Capital Investment: Total M$	Before Tax Cash Flow: Annual M$	Before Tax Cash Flow: Cum. M$	Before Tax Cash Flow: 12% Dcf M$
2003	155	19	0	2746	3	49	0	2798	836	0	215	1051	1747	1747	1651
2004	103	12	0	2718	2	43	0	2763	51	1	20	72	2692	4439	3922
2005	74	9	0	2403	2	36	0	2441	5	0	7	12	2429	6867	5751
2006	45	6	0	1915	1	30	0	1946	0	0	60	60	1886	8754	7020
2007	29	5	0	1603	0	23	0	1626	0	0	0	0	1626	10380	7996
2008	20	4	0	1386	0	17	0	1403	3	0	5	8	1395	11775	8744
2009	14	3	0	1230	0	13	0	1243	0	0	0	0	1243	13018	9339
2010	10	3	0	1052	0	10	0	1062	0	0	0	0	1062	14079	9793
2011	8	2	0	881	0	7	0	888	0	0	0	0	888	14968	10132
2012	6	2	0	735	0	5	0	741	0	0	0	0	741	15708	10384
2013	5	2	0	639	0	4	0	643	0	0	0	0	643	16351	10580
2014	4	1	0	547	0	3	0	549	0	0	0	0	549	16900	10729
Sub.	473	68	0	17855	8	240	0	18103	895	1	306	1203	16900	16900	10729
Rem.	20	1	0	3513	0	8	0	3521	1	0	1	2	3519	20420	11228
Tot.	**492**	**69**	**0**	**21368**	**8**	**248**	**0**	**21624**	**896**	**2**	**307**	**1205**	**20420**	**20420**	**11228**
Disc	369	49	0	12158	7	171	0	12336	839	1	268	1108	11228	11228	11228

RESERVE SUMMARY

Product	Units	Remaining Reserves at January 1, 2003 Gross	Working Interest	Roy/NPI Interest	Total Company	Net	Oil Equivalents BOE Factor	Company Mstb	% of Total	Reserve Life Indic. (yr) Reserve Life	Life Index	Half Life
Oil	Mstb	3287	472	3	475	415	1.000	475	56	50.0	7.1	4.6
Solution Gas	Mmcf	4450	185	8	193	138	6.000	32	4	50.0	8.6	6.6
Residue Gas	Mmcf	48410	1449	161	1610	1279	6.000	268	31	50.0	10.1	5.2
Total Gas	Mmcf	52860	1634	169	1803	1418	6.000	300	35	50.0	9.9	5.3
	MMMBtu	54953	1703	0	1874	1472				50.0	9.9	5.3
Condensate	Mstb	618	19	0	19	13	1.000	19	2	50.0	11.6	6.0
Butane	Mstb	887	28	0	28	20	1.000	28	3	50.0	11.9	6.1
Propane	Mstb	1103	32	0	32	24	1.000	32	4	50.0	11.5	5.9
Ethane	Mstb	0	0	0	0	0	1.000	0	0	13.0	6.1	3.8
Total NGL	Mstb	2608	78	1	79	58	1.000	79	9	50.0	11.6	6.0
Total Oil+NGL	Mstb	5895	550	5	554	473	1.000	554	65	50.0	7.6	4.7
Total Oil Eq.	Mstb	14705	822	33	855	709		855	100	50.0	8.3	4.9

PRODUCT REVENUE AND EXPENSES

Product	Units	Average First Year Unit Values Base Price	Price Adjust.	Wellhead Price	Net Burdens	Operating Expenses	Other Expenses	Prod'n Revenue	Net Revenue After Royalties Undisc M$	% of Total	12% Disc M$	% of Total
Oil	$/Stb	49.29	-4.52	44.77	7.63	7.18	2.18	27.77	18619	64	10448	66
Solution Gas	$/Mcf	5.82	-0.36	5.46	1.43	0.20	0.06	3.77	821	3	386	2
Residue Gas	$/Mcf	5.82	-0.02	5.80	1.11	0.50	0.14	4.05	7550	26	3927	25
Total Gas	$/Mcf	5.82	-0.07	5.75	1.15	0.46	0.13	4.01	8370	29	4313	27
Condensate	$/Stb	50.29	-0.53	49.76	12.84	4.36	0.37	32.18	684	2	339	2
Butane	$/Stb	38.04	-1.97	36.07	9.09	3.33	0.80	22.85	749	3	363	2
Propane	$/Stb	35.54	-2.10	33.44	8.07	2.91	0.88	21.59	802	3	397	3
Ethane	$/Stb	20.21	-0.50	19.71	4.81	1.03	0.09	13.79	0	0	0	0
Total NGL	$/Stb	39.95	-1.68	38.28	9.57	3.41	0.73	24.57	2235	8	1099	7
Total Oil+NGL	$/Stb	48.42	-4.26	44.16	7.81	6.83	2.05	27.47	20854	71	11547	73
Total Oil Eq.	$/BOE	44.47	-3.13	41.34	7.55	5.64	1.67	26.48	29224	100	15860	100

INTEREST AND NET PRESENT VALUE SUMMARY

Revenue Interests and Burdens (%)

	Initial	Average
Working Interest	7.4848	6.0965
Capital Interest	82.4311	30.7292
Royalty Interest	0.3663	0.1895
Crown Royalty	11.4841	10.7791
Non-crown Royalty	7.6627	6.4238
Mineral Tax	3.7874	1.4510
NPI Payment	0.0000	0.0000

Net Present Value Before Income Tax

Disc. Rate %	Prod'n Revenue M$	Operating Income M$	Capital Invest. M$	Cash Flow M$	Cash Flow $/BOE
0.0	21368	21624	1205	20420	23.89
8.0	14106	14304	1137	13167	15.40
10.0	13052	13239	1122	12117	14.17
12.0	12158	12336	1108	11228	13.13
15.0	11044	11210	1087	10123	11.84
18.0	10136	10291	1068	9223	10.79
20.0	9618	9767	1056	8711	10.19

Project.......1035768
Entity.......Total Corporate Incl. Adjustments (Total Proved Plus Probable)
Run date....Fri Feb 28 2003 12:36:00
Evaluator...Hladyshevsky, Myron J.

Economic Forecast

Company:	**Millennium Energy Inc.**	Reserve Class:	**Established**
Property:	**Corporate**	Development Class:	**Producing**
Description:	**Total Corporate Incl. Adjustments**	Pricing:	**SEC (2002-12-31) Constant**
		Effective Date:	**January 01, 2003**

PRODUCTION FORECAST

	Gross Wells		Oil Production					Total Gas Production					Condensate Production				
Year	Oil	Gas	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/Bbl	Gross Daily Mcf	Compny Daily Mcf	Compny Yearly Mmcf	Net Yearly Mmcf	Price $/Mcf	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/Bbl
2003	50	35	1022	130	47365	41133	44.30	12887	483	176	143	5.74	145	4	1585	1175	49.70
2004	50	34	824	99	35964	31748	44.18	11193	407	149	121	5.77	127	4	1372	1013	49.64
2005	48	34	680	77	28113	25029	44.09	9822	350	128	104	5.79	112	3	1207	887	49.59
2006	47	34	571	59	21706	19448	44.16	8622	294	107	87	5.80	99	3	1053	771	49.53
2007	42	31	475	49	18006	16234	44.17	7602	248	91	73	5.80	88	3	927	676	49.48
2008	39	29	400	41	15018	13572	44.14	6684	215	78	63	5.80	78	2	812	590	49.42
2009	34	27	347	35	12861	11650	44.13	5930	188	68	55	5.82	70	2	724	524	49.40
2010	32	24	300	30	10986	9981	44.14	5291	165	60	48	5.83	63	2	644	464	49.35
2011	30	22	259	25	8992	8116	44.07	4704	141	52	41	5.86	56	2	570	410	49.34
2012	25	20	218	20	7252	6457	44.15	4289	126	46	36	5.86	51	1	511	367	49.30
2013	24	20	194	17	6262	5630	44.05	3860	111	41	32	5.87	46	1	458	329	49.29
2014	20	18	160	14	5256	4780	43.98	3428	98	36	28	5.89	41	1	413	296	49.25
Sub.	36	27	454	50	217781	193779	44.17	7026	235	1031	831	5.80	81	2	10276	7502	49.50
Rem.	6	6	33	2	33551	31264	44.01	945	26	356	278	5.86	12	0	4304	2977	48.98
Tot.	**13**	**11**	**134**	**14**	**251332**	**225043**	**44.15**	**2405**	**76**	**1387**	**1109**	**5.81**	**28**	**1**	**14580**	**10478**	**49.35**

	Butane Production					Propane Production					Ethane Production				
Year	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/Bbl	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/Bbl	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/Bbl
2003	198	6	2294	1727	36.07	263	7	2709	2071	33.44	0	0	1	1	19.71
2004	173	5	1989	1491	36.07	230	6	2343	1784	33.43	0	0	1	1	19.71
2005	153	5	1749	1306	36.07	202	6	2056	1559	33.44	0	0	1	1	19.71
2006	136	4	1528	1137	36.07	178	5	1793	1355	33.43	0	0	1	0	19.71
2007	121	4	1346	999	36.06	158	4	1577	1188	33.43	0	0	1	1	19.71
2008	107	3	1180	872	36.06	140	4	1380	1036	33.43	0	0	0	0	19.71
2009	95	3	1051	774	36.07	125	3	1228	920	33.43	0	0	0	0	19.71
2010	86	3	936	686	36.06	112	3	1092	815	33.43	0	0	0	0	19.71
2011	77	2	826	606	36.06	100	3	966	720	33.42	0	0	0	0	19.71
2012	71	2	743	544	36.05	92	2	866	645	33.41	0	0	0	0	19.71
2013	64	2	665	487	36.05	83	2	777	578	33.41	0	0	0	0	19.71
2014	59	2	609	445	36.05	73	2	696	516	33.44	0	0	0	0	19.71
Sub.	111	3	14917	11074	36.06	146	4	17484	13188	33.43	0	0	6	5	19.71
Rem.	18	0	6738	4820	36.04	20	1	7090	5095	33.52	0	0	0	0	0.00
Tot.	**41**	**1**	**21655**	**15894**	**36.06**	**50**	**1**	**24574**	**18283**	**33.46**	**0**	**0**	**6**	**5**	**19.71**

	Total NGL Production					Total Oil + NGL Production					Total Oil Equiv. Production				
Year	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/Bbl	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/Bbl	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/BOE
2003	606	18	6589	4974	38.26	1628	148	53954	46107	43.56	3775	228	83310	69972	40.35
2004	529	16	5704	4288	38.25	1353	114	41668	36037	43.37	3219	182	66434	56149	40.10
2005	467	14	5013	3752	38.24	1147	91	33126	28782	43.21	2784	149	54442	46069	39.89
2006	413	12	4375	3264	38.23	983	71	26081	22712	43.17	2420	120	43971	37200	39.75
2007	367	11	3850	2863	38.21	842	60	21856	19098	43.12	2109	101	36969	31307	39.72
2008	325	9	3373	2498	38.20	725	50	18390	16070	43.05	1839	86	31456	26598	39.63
2009	290	8	3003	2218	38.20	637	43	15864	13868	43.01	1625	75	27274	23010	39.62
2010	260	7	2673	1966	38.19	560	37	13659	11946	42.97	1442	65	23670	19936	39.58
2011	233	6	2362	1736	38.18	492	31	11354	9853	42.84	1276	55	19944	16651	39.52
2012	213	6	2120	1556	38.16	432	26	9372	8013	42.79	1147	47	17017	14068	39.37
2013	193	5	1900	1395	38.16	387	22	8162	7024	42.68	1030	41	14934	12371	39.31
2014	173	5	1719	1257	38.16	334	19	6975	6038	42.54	905	35	12943	10723	39.21
Sub.	339	10	42682	31768	38.22	793	59	260463	225547	43.20	1964	99	432363	364056	39.85
Rem.	49	1	18133	12892	38.12	83	4	51684	44156	41.95	240	8	111015	90424	38.32
Tot.	**119**	**3**	**60814**	**44660**	**38.19**	**253**	**17**	**312146**	**269703**	**42.99**	**654**	**30**	**543378**	**454480**	**39.54**

REVENUE AND EXPENSE FORECAST

Year	Revenue Before Burdens: Working Interest Oil M$	Working Interest Gas M$	Working Interest NGL+Sul M$	Total M$	Royalty Interest M$	Company Total M$	Royalty Burdens Pre-Processing: Crown M$	Other M$	Gas Processing Allowance: Crown M$	Other M$	Total Royalty After Process. M$	Net Revenue After Royalty M$	Operating Expenses: Fixed M$	Variable M$	Total M$
2003	2073	849	242	3164	197	3361	277	254	7	-4	530	2832	341	178	519
2004	1572	729	211	2511	153	2664	216	189	6	-3	402	2262	340	142	482
2005	1226	637	186	2049	123	2172	180	147	5	-3	324	1848	324	116	440
2006	947	538	163	1649	99	1748	150	112	4	-2	260	1488	302	93	395
2007	785	459	144	1389	80	1469	128	90	4	-2	216	1252	263	78	342
2008	654	402	127	1183	63	1247	112	75	3	-1	185	1062	244	66	311
2009	560	358	113	1032	49	1081	99	65	3	-1	161	919	198	58	255
2010	478	320	101	899	38	937	88	55	3	0	141	796	187	49	236
2011	390	282	90	761	27	788	80	46	2	0	124	665	165	41	207
2012	316	252	80	648	22	670	74	40	2	0	111	559	147	34	180
2013	272	225	72	569	19	587	65	33	2	0	96	491	136	29	166
2014	229	201	65	496	12	508	58	26	2	0	82	426	126	26	152
Sub.	9501	5252	1595	16349	882	17231	1528	1132	43	-15	2632	14599	2774	910	3685
Rem.	1461	2054	688	4203	51	4254	598	163	21	4	736	3518	1287	225	1512
Tot.	**10963**	**7306**	**2283**	**20552**	**933**	**21485**	**2126**	**1295**	**65**	**-11**	**3367**	**18117**	**4061**	**1135**	**5196**
Disc	6745	3604	1086	11435	632	12067	1059	807	30	-11	1847	10220	1857	639	2496

Year	Other Expenses: Mineral Tax M$	Capital Tax M$	NPI Payment M$	Net Prod'n Revenue M$	Other Income: Other M$	ARTC M$	Aband. Costs M$	Oper. Income M$	Net Capital Investment: Dev. M$	Plant M$	Tang. M$	Total M$	Before Tax Cash Flow: Annual M$	Cum. M$	12% Dcf M$
2003	152	19	0	2142	3	5	0	2150	0	0	0	0	2150	2150	2032
2004	90	12	0	1678	2	4	0	1684	0	0	0	0	1684	3834	3452
2005	56	8	0	1343	2	3	0	1348	0	0	7	7	1341	5175	4462
2006	33	6	0	1054	1	2	0	1057	0	0	60	60	997	6171	5132
2007	21	4	0	886	0	1	0	887	0	0	0	0	887	7058	5665
2008	13	4	0	735	0	1	0	736	0	0	5	5	731	7789	6057
2009	9	3	0	652	0	1	0	653	0	0	0	0	653	8442	6370
2010	7	2	0	552	0	0	0	552	0	0	0	0	552	8994	6606
2011	5	2	0	451	0	0	0	451	0	0	0	0	451	9445	6778
2012	4	1	0	373	0	0	0	373	0	0	0	0	373	9818	6905
2013	4	1	0	321	0	0	0	321	0	0	0	0	321	10139	7002
2014	3	0	0	270	0	0	0	270	0	0	0	0	270	10409	7076
Sub.	396	62	0	10456	7	17	0	10481	0	0	72	72	10409	10409	7076
Rem.	13	0	0	1993	0	0	0	1994	0	0	0	0	1994	12403	7332
Tot.	**409**	**62**	**0**	**12449**	**7**	**18**	**0**	**12474**	**0**	**0**	**72**	**72**	**12403**	**12403**	**7332**
Disc	318	46	0	7360	6	13	0	7380	0	0	48	48	7332	7332	7332

RESERVE SUMMARY

Product	Units	Remaining Reserves at January 1, 2003					Oil Equivalents			Reserve Life Indic. (yr)		
		Gross	Working Interest	Roy/NPI Interest	Total Company	Net	BOE Factor	Company Mstb	% of Total	Reserve Life	Life Index	Half Life
Oil	Mstb	2451	248	3	251	225	1.000	251	46	50.0	5.3	3.7
Solution Gas	Mmcf	3628	165	7	172	123	6.000	29	5	50.0	7.7	5.9
Residue Gas	Mmcf	40256	1073	142	1216	986	6.000	203	37	50.0	7.9	5.5
Total Gas	Mmcf	43884	1238	149	1387	1109	6.000	231	43	50.0	7.9	5.5
	MMMBtu	45384	1278	0	1429	1142				50.0	7.9	5.5
Condensate	Mstb	518	14	0	15	10	1.000	15	3	50.0	9.2	6.5
Butane	Mstb	740	21	0	22	16	1.000	22	4	50.0	9.4	6.7
Propane	Mstb	914	24	0	25	18	1.000	25	5	50.0	9.1	6.3
Ethane	Mstb	0	0	0	0	0	1.000	0	0	13.0	5.4	3.3
Total NGL	Mstb	2172	60	1	61	45	1.000	61	11	50.0	9.2	6.5
Total Oil+NGL	Mstb	4622	308	4	312	270	1.000	312	57	50.0	5.8	4.1
Total Oil Eq.	Mstb	11936	514	29	543	454		543	100	50.0	6.5	4.6

PRODUCT REVENUE AND EXPENSES

Product	Units	Average First Year Unit Values							Net Revenue After Royalties			
		Base Price	Price Adjust.	Wellhead Price	Net Burdens	Operating Expenses	Other Expenses	Prod'n Revenue	Undisc M$	% of Total	12% Disc M$	% of Total
Oil	S/Stb	49.29	-4.99	44.30	5.83	8.77	2.98	26.73	9937	55	6060	59
Solution Gas	S/Mcf	5.82	-0.36	5.46	1.43	0.20	0.06	3.76	729	4	362	4
Residue Gas	S/Mcf	5.82	-0.04	5.78	1.06	0.50	0.15	4.08	5720	32	2957	29
Total Gas	S/Mcf	5.82	-0.08	5.74	1.10	0.46	0.14	4.04	6449	36	3319	32
Condensate	S/Stb	50.29	-0.59	49.70	12.50	4.37	0.43	32.39	528	3	259	3
Butane	S/Stb	38.04	-1.97	36.07	8.85	3.35	0.86	23.01	582	3	277	3
Propane	S/Stb	35.54	-2.10	33.44	7.84	2.92	0.93	21.75	620	3	305	3
Ethane	S/Stb	20.21	-0.50	19.71	4.81	1.03	0.11	13.77	0	0	0	0
Total NGL	S/Stb	39.96	-1.69	38.26	9.31	3.42	0.78	24.75	1731	10	841	8
Total Oil+NGL	S/Stb	48.15	-4.59	43.56	6.25	8.12	2.71	26.49	11668	64	6901	68
Total Oil Eq.	S/BOE	43.49	-3.14	40.35	6.38	6.23	2.05	25.69	18117	100	10220	100

INTEREST AND NET PRESENT VALUE SUMMARY

Revenue Interests and Burdens (%)

	Initial	Average
Working Interest	6.0498	4.5914
Capital Interest	0.0000	24.6552
Royalty Interest	0.3766	0.2084
Crown Royalty	8.7633	10.3446
Non-crown Royalty	8.0397	6.3033
Mineral Tax	4.7998	1.9905
NPI Payment	0.0000	0.0000

Net Present Value Before Income Tax

Disc. Rate %	Prod'n Revenue M$	Operating Income M$	Capital Invest. M$	Cash Flow M$	Cash Flow $/BOE
0.0	12449	12474	72	12403	22.83
8.0	8421	8442	55	8388	15.44
10.0	7847	7867	51	7816	14.38
12.0	7360	7380	48	7332	13.49
15.0	6752	6771	44	6727	12.38
18.0	6254	6272	40	6231	11.47
20.0	5968	5985	38	5947	10.95

Project.......1035768
Entity.......Total Corporate Incl. Adjustments (Established Producing)
Evaluator...Hladyshevsky, Myron J.

Economic Forecast

Company: **Millennium Energy Inc.**
Property: **Corporate**
Description: **Total Corporate Incl. Adjustments**

Reserve Class: **Established**
Development Class: **Total**
Pricing: **SEC (2002-12-31) Constant**
Effective Date: **January 01, 2003**

PRODUCTION FORECAST

	Gross Wells		Oil Production					Total Gas Production					Condensate Production				
Year	Oil	Gas	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/Bbl	Gross Daily Mcf	Compny Daily Mcf	Compny Yearly Mmcf	Net Yearly Mmcf	Price $/Mcf	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/Bbl
2003	52	36	1086	171	62268	51750	44.70	12984	489	178	144	5.75	146	4	1606	1185	49.73
2004	52	36	898	145	52812	44577	44.73	11893	475	173	137	5.85	134	4	1633	1177	49.99
2005	50	37	768	117	42839	36392	44.72	11034	443	162	127	5.90	125	4	1571	1120	50.02
2006	49	37	650	95	34857	29774	44.83	9377	352	128	102	5.88	107	4	1279	917	49.88
2007	44	34	547	81	29452	25409	44.85	8116	287	105	83	5.87	94	3	1079	775	49.77
2008	41	33	454	68	24934	21674	44.85	7484	248	90	72	5.87	87	3	941	677	49.72
2009	36	31	395	59	21483	18824	44.85	6765	215	78	62	5.88	79	2	830	597	49.68
2010	34	27	341	51	18493	16353	44.86	5849	184	67	54	5.88	69	2	721	517	49.59
2011	32	25	295	43	15537	13768	44.85	5114	157	57	45	5.90	61	2	630	452	49.56
2012	27	23	251	36	12965	11464	44.93	4558	133	49	39	5.89	54	1	540	391	49.42
2013	26	22	222	31	11256	10082	44.88	4048	117	43	34	5.90	48	1	479	347	49.40
2014	22	20	185	26	9626	8744	44.86	3579	103	37	30	5.91	43	1	431	311	49.35
Sub.	39	30	508	77	336521	288811	44.79	7567	267	1169	928	5.86	87	3	11742	8467	49.76
Rem.	6	6	40	4	55935	51958	44.76	955	26	360	281	5.87	12	0	4348	3014	49.01
Tot.	**14**	**12**	**152**	**22**	**392455**	**340769**	**44.79**	**2541**	**84**	**1529**	**1209**	**5.86**	**30**	**1**	**16090**	**11481**	**49.56**

	Butane Production					Propane Production					Ethane Production				
Year	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/Bbl	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/Bbl	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/Bbl
2003	199	6	2326	1743	36.07	265	8	2747	2089	33.44	0	0	1	1	19.71
2004	184	7	2388	1750	36.06	242	8	2804	2082	33.45	0	0	1	1	19.71
2005	174	6	2309	1677	36.06	226	7	2695	1982	33.46	0	0	1	1	19.71
2006	149	5	1876	1368	36.06	194	6	2190	1619	33.45	0	0	1	0	19.71
2007	130	4	1581	1155	36.06	169	5	1845	1368	33.45	0	0	1	1	19.71
2008	120	4	1378	1009	36.06	156	4	1608	1195	33.44	0	0	0	0	19.71
2009	109	3	1213	889	36.06	141	4	1415	1053	33.44	0	0	0	0	19.71
2010	95	3	1054	770	36.06	123	3	1229	911	33.44	0	0	0	0	19.71
2011	84	3	920	671	36.06	109	3	1073	795	33.44	0	0	0	0	19.71
2012	75	2	788	581	36.05	97	3	919	688	33.42	0	0	0	0	19.71
2013	67	2	698	515	36.05	87	2	815	611	33.42	0	0	0	0	19.71
2014	61	2	637	468	36.05	77	2	728	543	33.44	0	0	0	0	19.71
Sub.	121	4	17168	12597	36.06	157	5	20067	14936	33.45	0	0	6	5	19.71
Rem.	18	0	6805	4877	36.04	20	1	7170	5163	33.52	0	0	0	0	0.00
Tot.	**43**	**1**	**23973**	**17473**	**36.05**	**53**	**1**	**27236**	**20098**	**33.46**	**0**	**0**	**6**	**5**	**19.71**

	Total NGL Production					Total Oil + NGL Production					Total Oil Equiv. Production				
Year	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/Bbl	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/Bbl	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/BOE
2003	610	18	6679	5018	38.27	1695	189	68948	56768	44.08	3859	270	98674	80826	41.19
2004	561	19	6825	5009	38.32	1459	163	59637	49586	44.00	3441	243	88536	72381	41.10
2005	526	18	6576	4779	38.33	1294	135	49415	41171	43.87	3133	209	76371	62256	40.88
2006	450	15	5346	3905	38.30	1100	110	40203	33679	43.96	2663	169	61594	50597	40.94
2007	393	12	4506	3298	38.27	940	93	33958	28707	43.98	2292	141	51431	42611	41.01
2008	363	11	3928	2881	38.26	817	79	28863	24555	43.95	2064	120	43938	36594	40.96
2009	330	9	3458	2539	38.26	724	68	24941	21364	43.94	1852	104	38000	31777	40.97
2010	287	8	3005	2199	38.24	628	59	21497	18552	43.94	1603	90	32707	27470	40.97
2011	253	7	2623	1919	38.23	549	50	18160	15687	43.89	1401	76	27694	23223	40.97
2012	227	6	2247	1661	38.19	477	42	15212	13124	43.93	1237	64	23315	19567	40.94
2013	202	5	1992	1473	38.18	424	36	13248	11555	43.87	1099	56	20354	17187	40.91
2014	181	5	1796	1323	38.18	366	31	11422	10066	43.81	963	48	17669	14990	40.85
Sub.	365	11	48983	36004	38.27	873	88	385503	324815	43.96	2134	132	580283	479480	41.01
Rem.	50	1	18322	13053	38.13	90	5	74257	65011	43.13	249	10	134266	111858	39.58
Tot.	**126**	**4**	**67305**	**49057**	**38.23**	**278**	**25**	**459760**	**389826**	**43.83**	**701**	**39**	**714550**	**591337**	**40.74**

REVENUE AND EXPENSE FORECAST

	Revenue Before Burdens						Royalty Burdens Pre-Processing		Gas Processing Allowance		Total Royalty After Process.	Net Revenue After Royalty	Operating Expenses		
	Working Interest				Royalty Interest	Company Total									
Year	Oil M$	Gas M$	NGL+Sul M$	Total M$	M$	M$	Crown M$	Other M$	Crown M$	Other M$	M$	M$	Fixed M$	Variable M$	Total M$
2003	2758	863	246	3867	197	4064	437	301	7	-4	735	3329	361	210	571
2004	2345	887	254	3486	153	3639	397	263	7	-2	655	2984	372	184	555
2005	1902	850	247	2999	123	3122	347	224	7	-1	565	2557	361	157	519
2006	1551	671	201	2423	99	2522	276	169	5	-1	441	2081	340	127	466
2007	1311	549	169	2029	80	2109	222	135	4	-1	353	1756	300	106	407
2008	1110	479	148	1736	63	1800	183	113	4	0	293	1507	281	90	371
2009	956	421	131	1508	49	1557	153	97	3	0	247	1310	234	78	312
2010	823	365	114	1302	38	1340	128	82	3	0	206	1134	222	66	288
2011	690	318	100	1108	27	1135	110	68	3	0	175	960	200	56	257
2012	578	269	85	932	22	955	93	56	2	0	147	808	178	46	224
2013	501	237	76	814	19	833	78	47	2	0	123	710	167	40	207
2014	430	212	68	710	12	722	67	38	2	0	103	619	157	35	192
Sub.	14955	6121	1838	22914	882	23796	2491	1594	49	-7	4043	19754	3173	1196	4369
Rem.	2489	2079	696	5263	51	5314	626	218	21	5	818	4496	1555	270	1826
Tot.	**17444**	**8200**	**2534**	**28178**	**933**	**29111**	**3117**	**1811**	**71**	**-3**	**4861**	**24250**	**4728**	**1466**	**6194**
Disc	10364	4177	1246	15787	632	16419	1740	1115	34	-6	2827	13592	2114	828	2942

	Other Expenses			Net Prod'n Revenue	Other Income		Aband. Costs	Oper. Income	Net Capital Investment				Before Tax Cash Flow		
Year	Mineral Tax M$	Capital Tax M$	NPI Payment M$	M$	Other M$	ARTC M$	M$	M$	Dev. M$	Plant M$	Tang. M$	Total M$	Annual M$	Cum. M$	12% Dcf M$
2003	152	19	0	2588	3	43	0	2634	433	0	137	570	2063	2063	1950
2004	94	12	0	2323	2	38	0	2363	25	1	10	36	2327	4390	3913
2005	62	8	0	1968	2	31	0	2001	3	0	7	10	1991	6382	5413
2006	36	6	0	1572	1	25	0	1598	0	0	60	60	1538	7920	6448
2007	23	4	0	1322	0	20	0	1342	0	0	0	0	1342	9262	7253
2008	15	4	0	1118	0	15	0	1132	2	0	5	6	1126	10388	7857
2009	11	3	0	985	0	11	0	996	0	0	0	0	996	11384	8334
2010	8	2	0	836	0	8	0	844	0	0	0	0	844	12228	8695
2011	6	2	0	695	0	6	0	701	0	0	0	0	701	12929	8962
2012	5	1	0	577	0	5	0	582	0	0	0	0	582	13511	9160
2013	4	1	0	498	0	3	0	501	0	0	0	0	501	14012	9313
2014	3	0	0	424	0	2	0	426	0	0	0	0	426	14437	9428
Sub.	419	62	0	14905	7	207	0	15119	463	1	219	682	14437	14437	9428
Rem.	13	0	0	2657	0	7	0	2663	1	0	0	1	2662	17100	9805
Tot.	**432**	**62**	**0**	**17561**	**7**	**214**	**0**	**17783**	**463**	**1**	**219**	**683**	**17100**	**17100**	**9805**
Disc	333	46	0	10271	6	149	0	10425	434	1	186	620	9805	9805	9805

RESERVE SUMMARY

Product	Units	Remaining Reserves at January 1, 2003 Gross	Working Interest	Roy/NPI Interest	Total Company	Net	Oil Equivalents BOE Factor	Company Mstb	% of Total	Reserve Life Indic. (yr) Reserve Life	Life Index	Half Life
Oil	Mstb	2778	389	3	392	341	1.000	392	55	50.0	6.3	4.1
Solution Gas	Mmcf	3788	165	7	172	123	6.000	29	4	50.0	7.7	5.9
Residue Gas	Mmcf	42594	1214	142	1357	1086	6.000	226	32	50.0	8.7	5.1
Total Gas	Mmcf	46381	1380	149	1529	1209	6.000	255	36	50.0	8.6	5.2
	MMMBtu	48086	1432	0	1583	1251				50.0	8.6	5.2
Condensate	Mstb	545	16	0	16	11	1.000	16	2	50.0	10.0	5.9
Butane	Mstb	783	24	0	24	17	1.000	24	3	50.0	10.3	6.1
Propane	Mstb	965	27	0	27	20	1.000	27	4	50.0	9.9	5.8
Ethane	Mstb	0	0	0	0	0	1.000	0	0	13.0	5.4	3.3
Total NGL	Mstb	2293	66	1	67	49	1.000	67	9	50.0	10.1	5.9
Total Oil+NGL	Mstb	5071	456	4	460	390	1.000	460	64	50.0	6.7	4.3
Total Oil Eq.	Mstb	12802	686	29	715	591		715	100	50.0	7.2	4.6

PRODUCT REVENUE AND EXPENSES

Product	Units	Average First Year Unit Values Base Price	Price Adjust.	Wellhead Price	Net Burdens	Operating Expenses	Other Expenses	Prod'n Revenue	Net Revenue After Royalties Undisc M$	% of Total	12% Disc M$	% of Total
Oil	$/Stb	49.29	-4.59	44.70	7.60	7.48	2.28	27.34	15249	63	8917	66
Solution Gas	$/Mcf	5.82	-0.36	5.46	1.43	0.20	0.06	3.77	731	3	363	3
Residue Gas	$/Mcf	5.82	-0.03	5.79	1.08	0.50	0.14	4.06	6365	26	3361	25
Total Gas	$/Mcf	5.82	-0.07	5.75	1.13	0.46	0.13	4.03	7096	29	3724	27
Condensate	$/Stb	50.29	-0.56	49.73	12.68	4.38	0.38	32.29	582	2	293	2
Butane	$/Stb	38.04	-1.97	36.07	8.97	3.35	0.81	22.93	640	3	314	2
Propane	$/Stb	35.54	-2.10	33.44	7.96	2.92	0.89	21.67	682	3	344	3
Ethane	$/Stb	20.21	-0.50	19.71	4.81	1.03	0.09	13.79	0	0	0	0
Total NGL	$/Stb	39.95	-1.68	38.27	9.45	3.42	0.74	24.66	1904	8	950	7
Total Oil+NGL	$/Stb	48.39	-4.31	44.08	7.78	7.08	2.13	27.08	17153	71	9867	73
Total Oil Eq.	$/BOE	44.33	-3.14	41.19	7.47	5.78	1.73	26.20	24250	100	13592	100

INTEREST AND NET PRESENT VALUE SUMMARY

Revenue Interests and Burdens (%)

	Initial	Average
Working Interest	7.2069	5.8374
Capital Interest	80.0699	31.3322
Royalty Interest	0.3671	0.1932
Crown Royalty	11.2914	11.0630
Non-crown Royalty	7.7793	6.4279
Mineral Tax	3.9274	1.5326
NPI Payment	0.0000	0.0000

Net Present Value Before Income Tax

Disc. Rate %	Prod'n Revenue M$	Operating Income M$	Capital Invest. M$	*Cash Flow* M$	$/BOE
0.0	17561	17783	683	17100	23.93
8.0	11830	12001	639	11363	15.90
10.0	10988	11150	629	10521	14.72
12.0	10271	10425	620	9805	13.72
15.0	9374	9518	608	8911	12.47
18.0	8639	8775	596	8179	11.45
20.0	8219	8348	588	7760	10.86

Project.......1035768
Entity.......Total Corporate Incl. Adjustments (Total Established)
Evaluator...Hladyshevsky, Myron J.

CERTIFICATES OF QUALIFICATION

TABLE OF CONTENTS

CERTIFICATION OF QUALIFICATION

I, Myron J. Hladyshevsky, Professional Engineer, 4100, 400 - 3rd Avenue S.W., Calgary, Alberta, Canada hereby certify:

1. That I am an employee of Gilbert Laustsen Jung Associates Ltd., which company did prepare a detailed analysis of Canadian oil and gas properties of Millennium Energy Inc. The effective date of this evaluation is January 1, 2003.

2. That I do not have, nor do I expect to receive any direct or indirect interest in the securities of Millennium Energy Inc. or its affiliated companies.

3. That I attended the University of Calgary and graduated with a Bachelor of Science Degree in Chemical Engineering in 1979; that I am a Registered Professional Engineer in the Province of Alberta; and, that I have in excess of twenty-three years experience in engineering evaluations of Western Canadian oil and gas fields.

4. That a personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of the information available from the files of Millennium Energy Inc. and the appropriate provincial regulatory authorities.

ORIGINALLY SIGNED BY

Myron J. Hladyshevsky, P. Eng.

CERTIFICATION OF QUALIFICATION

I, Bruce E. Madu, Professional Engineer, 4100, 400 - 3rd Avenue S.W., Calgary, Alberta, Canada hereby certify:

1. That I am an employee of Gilbert Laustsen Jung Associates Ltd., which company did prepare a detailed analysis of Canadian oil and gas properties of Millennium Energy Inc. The effective date of this evaluation is January 1, 2003.

2. That I do not have, nor do I expect to receive any direct or indirect interest in the securities of Millennium Energy Inc. or its affiliated companies.

3. That I attended the University of Alberta and that I graduated with a Bachelor of Science Degree in Petroleum Engineering in 1984; that I am a Registered Professional Engineer in the Province of Alberta; and, that I have in excess of eighteen years experience in engineering studies relating to Western Canadian oil and gas fields.

4. That a personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of the information available from the files of Millennium Energy Inc. and the appropriate provincial regulatory authorities.

ORIGINALLY SIGNED BY

Bruce E. Madu, P. Eng.

CERTIFICATION OF QUALIFICATION

I, Joanne M. Winfield, Professional Engineer, 4100, 400 - 3rd Avenue S.W., Calgary, Alberta, Canada hereby certify:

1. That I am an employee of Gilbert Laustsen Jung Associates Ltd., which company did prepare a detailed analysis of Canadian oil and gas properties of Millennium Energy Inc. The effective date of this evaluation is January 1, 2003.

2. That I do not have, nor do I expect to receive any direct or indirect interest in the securities of Millennium Energy Inc. or its affiliated companies.

3. That I attended the University of Waterloo and that I graduated with a Bachelor of Science Degree in Chemical Engineering in 1985; that I am a Registered Professional Engineer in the Province of Alberta; and, that I have in excess of seventeen years experience in engineering studies relating to Western Canadian oil and gas fields.

4. That a personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of the information available from the files of Millennium Energy Inc. and the appropriate provincial regulatory authorities.

ORIGINALLY SIGNED BY

Joanne M. Winfield, P. Eng.

CERTIFICATION OF QUALIFICATION

I, M. Scott Lovett, Professional Engineer, 4100, 400 - 3rd Avenue S.W., Calgary, Alberta, Canada hereby certify:

1. That I am an employee of Gilbert Laustsen Jung Associates Ltd., which company did prepare a detailed analysis of Canadian oil and gas properties of Millennium Energy Inc. The effective date of this evaluation is January 1, 2003.

2. That I do not have, nor do I expect to receive any direct or indirect interest in the securities of Millennium Energy Inc. or its affiliated companies.

3. That I attended the University of Calgary where I graduated with a Masters of Science in Chemical Engineering in 1996; that I am a Registered Professional Engineer in the Province of Alberta; and, that I have in excess of seven years experience in engineering studies relating to Western Canadian oil and gas fields.

4. That a personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of the information available from the files of Millennium Energy Inc. and the appropriate provincial regulatory authorities.

M. Scott Lovett, M.Sc., P. Eng.

CERTIFICATION OF QUALIFICATION

I, Ian G. Jacksteit, Engineer In Training, 4100, 400 - 3rd Avenue S.W., Calgary, Alberta, Canada hereby certify:

1. That I am an employee of Gilbert Laustsen Jung Associates Ltd., which company did prepare a detailed analysis of Canadian oil and gas properties of Millennium Energy Inc. The effective date of this evaluation is January 1, 2003.

2. That I do not have, nor do I expect to receive any direct or indirect interest in the securities of Millennium Energy Inc. or its affiliated companies.

3. That I attended the University of Calgary where I graduated with a Bachelor of Science Degree in Chemical Engineering in 2001; that I am an Engineer In Training; and, that I have in excess of two years experience in engineering studies relating to Western Canadian oil and gas fields.

4. That a personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of the information available from the files of Millennium Energy Inc. and the appropriate provincial regulatory authorities.

ORIGINALLY SIGNED BY

Ian G. Jacksteit, E.I.T.

FORM 45-102F2

Certificate under Subsection 2.7(2) or (3) of
Multilateral Instrument 45-102 Resale of Securities

Millennium Energy Inc. ("Millennium") has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution effective July 23, 2003 of 5,000,000 units, each unit consisting of one Millennium common share and one Millennium warrant, Millennium was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date, except for the requirement to have a current AIF filed on SEDAR.

DATED at Calgary this 24th day of July, 2003.

MILLENNIUM ENERGY INC.

Per: (Signed) "Martin Hislop"
President and Chief Executive Officer

{K:\cdox\0051174\000502\C3038176.DOC;2}

INSTRUCTIONS:

1. File this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.

BEAR CREEK ENERGY LTD.

FORM 45-102F2

Re: Certificate under Subsection 2.7(2) or (3) of
Multilateral Instrument 45-102 Resale of Securities

Bear Creek Energy Ltd. (the "Corporation") has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on July 24, 2003, 12,238,323 common shares (183,574,845 pre-consolidation) and 1,172,360 options to acquire common shares (17,585,400 pre-consolidation), the Corporation was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date, except for the requirement to have a current AIF on SEDAR

DATED at Calgary, Alberta, this 30th day of July, 2003.

BEAR CREEK ENERGY LTD.

By: *"R. Alan Steele"*
R. Alan Steele
Vice President, Finance and
Chief Financial Officer

Form 45-102F2

Certificate under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102 Resale of Securities

Bear Creek Energy Ltd. has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on August 13, 2003 of 1,500,000 common shares of Bear Creek Energy Ltd., Bear Creek Energy Ltd. was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date, except for the requirement to have a current AIF on SEDAR.

DATED at Calgary, Alberta, this 13th day of August, 2003.

BEAR CREEK ENERGY LTD.

Per: (signed) R. Alan Steele
Title: Vice President, Finance
and Chief Financial Officer

INSTRUCTIONS:

1. If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1. above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.

2. If the issuer has completed 2. above, file this form with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented.

BEAR CREEK ENERGY LTD.

FORM 45-102F2

Re: Certificate under Subsection 2.7(2) or (3) of
Multilateral Instrument 45-102 Resale of Securities

Bear Creek Energy Ltd. (the "Corporation") has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on September 30, 2003 of 4,000,000 common shares in the capital of the Corporation, the Corporation was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date, except for the requirement to have a current AIF on SEDAR.

DATED at Calgary, Alberta, this 30th day of September, 2003.

BEAR CREEK ENERGY LTD.

By: "*R. Alan Steele*"
R. Alan Steele
Vice President, Finance and
Chief Financial Officer



VALIANT
Trust Company

510, 550-6th Avenue S.W.
Calgary, Alberta, Canada
T2P 0S2

Telephone: 403.233.2801
Facsimile: 403.233.2857
Email: valiant@telusplanet.net

May 14, 2004

Alberta Securities Commission *(via SEDAR)*
British Columbia Securities Commission *(via SEDAR)*
Ontario Securities Commission *(via SEDAR)*
The Toronto Stock Exchange *(via SEDAR)*

Dear Sirs:

Re: Bear Creek Energy Ltd.
Annual and Special Meeting of Shareholders
To Be Held on June 11, 2004

In our capacity as the Agent for Bear Creek Energy Ltd., we are pleased to enclose herewith our Affidavit of Mailing with respect to the annual meeting material which was mailed to the shareholders of Aquest Energy Ltd., on **May 14, 2004**.

We trust this is satisfactory.

Yours truly,

"Philip Menard"
Philip Menard
Director, Client Services

c.c. Bear Creek Energy Ltd.
Attn: Mr. Alan Steele

DECLARATION AS TO MAILING

PROVINCE	)	IN THE MATTER OF **BEAR CREEK ENERGY LTD.** ("CORPORATION"),
OF	)	THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
ALBERTA	)	TO BE HELD ON **JUNE 11, 2004**.

I, PHILIP MENARD, OF THE CITY OF CALGARY IN THE PROVINCE OF ALBERTA, DO SOLEMNLY DECLARE AS FOLLOWS:

1. I AM AN EMPLOYEE OF VALIANT TRUST COMPANY AND AS SUCH, HAVE KNOWLEDGE OF THE MATTERS HEREINAFTER DECLARED.

2. ON **MAY 14, 2004**, I CAUSED TO BE MAILED IN A FIRST CLASS PREPAID ENVELOPE ADDRESSED TO EACH OF THE PERSONS OR FIRMS WHO ON APRIL 30, 2004, **WERE THE REGISTERED HOLDERS OF COMMON SHARES OF THE CORPORATION, COPIES OF EXHIBITS "A" THROUGH "E" AND "G";**

   (a) a copy of the NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS marked EXHIBIT "A" and identified by me;

   (b) a copy of the INFORMATION CIRCULAR marked EXHIBIT "B" and identified by me;

   (c) a copy of the INSTRUMENT OF PROXY marked EXHIBIT "C" and identified by me;

   (d) a copy of the 2003 ANNUAL REPORT marked EXHIBIT "D" and identified by me;

   (e) a copy of the FIRST QUARTER REPORT FOR THE PERIOD ENDED MARCH 31, 2004 marked EXHIBIT "E" and identified by me;

   (f) a SUPPLEMENTAL MAIL LIST CARD marked EXHIBIT "F" and identified by me;

   (g) a RETURN ENVELOPE marked EXHIBIT "G" and identified by me.

3. I FURTHER CONFIRM THAT COPIES OF EXHIBITS "A" THROUGH "D" AND "F" AS NOTED IN ITEM 2 ABOVE, WERE SENT BY COURIER ON **MAY 14, 2004 TO EACH INTERMEDIARY HOLDING COMMON SHARES OF THE CORPORATION WHO RESPONDED TO THE SEARCH PROCEDURES PURSUANT TO CANADIAN SECURITIES ADMINISTRATORS' NATIONAL INSTRUMENT 54-101 REGARDING SHAREHOLDER COMMUNICATION.**

AND I MAKE THIS SOLEMN DECLARATION CONSCIENTIOUSLY BELIEVING IT TO BE TRUE AND KNOWING THAT IT IS OF THE SAME FORCE AND EFFECT AS IF MADE UNDER OATH AND BY VIRTUE OF THE CANADA EVIDENCE ACT.

DECLARED BEFORE ME AT THE CITY OF CALGARY IN THE PROVINCE OF ALBERTA THIS 14TH DAY OF MAY 2004.

__________"Pam Elliott"____________
COMMISSIONER FOR OATHS IN AND FOR THE PROVINCE OF ALBERTA
My commission expires on November 15, 2006.

__________"Philip Menard"__________
PHILIP MENARD

BEAR CREEK ENERGY LTD.

FORM 45-102F2

RE: Certificate under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102 Resale of Securities

---

Bear Creek Energy Ltd. (the "Corporation") has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on December 19, 2003 of 800,000 common shares in the capital of the Corporation, the Corporation was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at Calgary, Alberta, this 19th day of December, 2003.

BEAR CREEK ENERGY LTD.

By: (signed) *R. Alan Steele*
R. Alan Steele
Vice President, Finance and
Chief Financial Officer

BEAR CREEK ENERGY LTD.

FORM 45-102F2

Re: Certificate under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102 Resale of Securities

---

Bear Creek Energy Ltd. (the "Corporation") has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on December 23, 2003 of 10,000 options to purchase common shares in the capital of the Corporation, which options were granted pursuant to the Corporation's Stock Option Plan, the Corporation was a qualifying issuer within the meaning of Multilateral Instrument 45-102 *Resale of Securities* at the distribution date, except for the requirement to have a current AIF on SEDAR.

DATED at Calgary, Alberta, this 31st day of December, 2003.

BEAR CREEK ENERGY LTD.

By: (Signed) "Alan Steele"
R. Alan Steele
Vice President, Finance and
Chief Financial Officer

BEAR CREEK ENERGY LTD.

FORM 45-102F2

Re: Certificate under Subsection 2.7(2) or (3) of
Multilateral Instrument 45-102 Resale of Securities

Bear Creek Energy Ltd. (the "Corporation") has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on January 27, 2004 of 10,000 options to purchase common shares in the capital of the Corporation, which options were granted pursuant to the Corporation's Stock Option Plan, the Corporation was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date, except for the requirement to have a current AIF on SEDAR.

DATED at Calgary, Alberta, this 2th day of February, 2004.

BEAR CREEK ENERGY LTD.

By: (Signed) "Alan Steele"
R. Alan Steele
Vice President, Finance and
Chief Financial Officer

BEAR CREEK ENERGY LTD.

FORM 45-102F2

Re: Certificate under Subsection 2.7(2) or (3) of
Multilateral Instrument 45-102 Resale of Securities

Bear Creek Energy Ltd. (the "Corporation") has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on March 25, 2004 of 2,532,500 common shares in the capital of the Corporation, the Corporation was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date, except for the requirement to have a current AIF on SEDAR.

DATED at Calgary, Alberta, this 25th day of March, 2004.

BEAR CREEK ENERGY LTD.

By: (Signed) "Alan Steele"
R. Alan Steele
Vice President, Finance and
Chief Financial Officer



VALIANT
Trust Company

310, 606 - 4th Street S.W.
Calgary, Alberta, Canada
T2P 1T1

Telephone: 403.233.2801
Facsimile: 403.233.2857
Email: inquiries@valianttrust.com

December 22, 2004

Alberta Securities Commission *(via SEDAR)*
British Columbia Securities Commission *(via SEDAR)*
Ontario Securities Commission *(via SEDAR)*
The Toronto Stock Exchange *(via SEDAR)*

Dear Sirs:

Re: Bear Creek Energy Ltd.
Special Meeting of Securityholders
To Be Held on January 17, 2005

In our capacity as the Agent for Bear Creek Energy Ltd., we are pleased to enclose herewith our Affidavit of Mailing with respect to the special meeting material which was mailed to the Common Shareholders, Optionholders and Warrantholders of Bear Creek Energy Ltd. on **December 22, 2004**.

We trust this is satisfactory.

Yours truly,

"Lita Tan"
Lita Tan
Account Manager

C.c. Kerry Krochak
Bennett Jones LLP

Alan Steele
Bear Creek Energy Ltd.

DECLARATION AS TO MAILING

PROVINCE	)	IN THE MATTER OF **BEAR CREEK ENERGY LTD.** ("CORPORATION")
OF	)	THE SPECIAL MEETING OF SECURITYHOLDERS
ALBERTA	)	TO BE HELD **JANUARY 17, 2005**.

I, LITA TAN, OF THE CITY OF CALGARY IN THE PROVINCE OF ALBERTA, DO SOLEMNLY DECLARE AS FOLLOWS:

1. I AM AN EMPLOYEE OF VALIANT TRUST COMPANY AND AS SUCH, HAVE KNOWLEDGE OF THE MATTERS HEREINAFTER DECLARED.

2. ON **DECEMBER 22, 2004**, I CAUSED TO BE MAILED IN A FIRST CLASS PREPAID ENVELOPE ADDRESSED TO EACH OF THE PERSONS OR FIRMS WHO ON **NOVEMBER 29, 2004, WERE THE REGISTERED HOLDERS OF COMMON SHARES, OPTIONS AND WARRANTS OF THE CORPORATION; COPIES OF EXHIBITS "A" THROUGH "E" AS NOTED BELOW.**

   (a) a copy of the NOTICE OF SPECIAL MEETING OF HOLDERS OF COMMON SHARES, OPTIONS AND WARRANTS OF BEAR CREEK ENERGY LTD. marked EXHIBIT "A" and identified by me;

   (b) a copy of the JOINT INFORMATION CIRCULAR marked EXHIBIT "B" and identified by me;

   (c) a copy of the INSTRUMENT OF PROXY FOR BEAR CREEK ENERGY LTD. marked EXHIBIT "C" and identified by me;

   (d) a copy of the LETTER OF TRANSMITTAL AND ELECTION FORM marked EXHIBIT "D" and identified by me;

   (e) a RETURN ENVELOPE marked EXHIBIT "E" and identified by me.

3. I FURTHER CONFIRM THAT COPIES OF EXHIBITS "A" THROUGH "D" AS NOTED IN ITEM 2 ABOVE, WERE SENT BY COURIER ON **DECEMBER 21, 2004 TO EACH INTERMEDIARY HOLDING COMMON SHARES OF THE CORPORATION WHO RESPONDED TO THE SEARCH PROCEDURES PURSUANT TO CANADIAN SECURITIES ADMINISTRATORS' NATIONAL INSTRUMENT 54-101 REGARDING SHAREHOLDER COMMUNICATION.**

AND I MAKE THIS SOLEMN DECLARATION CONSCIENTIOUSLY BELIEVING IT TO BE TRUE AND KNOWING THAT IT IS OF THE SAME FORCE AND EFFECT AS IF MADE UNDER OATH AND BY VIRTUE OF THE CANADA EVIDENCE ACT.

DECLARED BEFORE ME AT THE CITY OF CALGARY IN THE PROVINCE OF ALBERTA THIS 22ND DAY OF DECEMBER 2004.

"Pam Elliott"	"Lita Tan"
COMMISSIONER FOR OATHS IN AND FOR THE PROVINCE OF ALBERTA	LITA TAN

Saskatchewan



Financial Services Commission

Securities Division

6th Fl, 1919 Saskatchewan Drive
Regina, Canada
S4P 3V7

(306) 787-5645
(306) 787-5899 Telefax
(306) 787-5867 Direct Line

SEDAR Correspondence

August 9, 2004

Bennett Jones LLP
4500 Bankers Hall East
855 2nd Street SW
Calgary, AB
T2P 4K7

Attention: Ms. Liv Atkinson

Issuer Bear Creek Energy Ltd.
Project # 648662

Dear Madam:

Re: Annual Information Form

We hereby confirm that the annual information form dated May 17, 2004 of the above issuer has been accepted for filing under National Instrument 44-101 and Saskatchewan Implementing Order 44-801.

Bear Creek Energy Ltd. has been deemed to be a reporting issuer in Saskatchewan effective August 6, 2004.

Yours truly,

"Dean Murrison"

Dean Murrison
Deputy Director – Legal/Exemptions